Exhibit 99.1

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

To the shareholders of Otonomo Technologies Ltd.:

The board of directors of Otonomo Technologies Ltd., a company organized under the laws of the State of Israel (“Otonomo”), has approved the Agreement and Plan of Merger, dated February 9, 2023, by and among Urgent.ly Inc., a Delaware corporation (“Urgently”), U.O Odyssey Merger Sub Ltd., a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Urgently (“Merger Sub”), and Otonomo (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by Otonomo shareholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into Otonomo, with Otonomo surviving the merger as a direct wholly owned subsidiary of Urgently (the “Merger”). The combined company following the Merger is referred to herein as the Combined Company.

Pursuant to the Merger Agreement, each ordinary share of no par value of Otonomo (each, an “Otonomo Ordinary Share”) that is issued and outstanding (other than certain excluded shares) immediately prior to the time at which the Israeli Registrar of Companies issues the certificate of merger in accordance with Section 323(5) of the Israeli Companies 5759-1999 Law (the “Effective Time”) will be deemed transferred to Urgently in consideration for the right to receive a number of shares of Urgently common stock, par value $0.001 per share (“Urgently common stock”), equal to the Exchange Ratio (as defined herein). The final Exchange Ratio will be determined in accordance with the terms set forth in the Merger Agreement.

In addition, each warrant to acquire Otonomo Ordinary Shares (each, an “Otonomo Warrant”) that is outstanding and unexercised immediately prior to the Effective Time will be assumed by Urgently and automatically converted into a warrant to acquire shares of Urgently common stock (each, an “Assumed Warrant”), which will have the same terms and conditions as applied to the Otonomo Warrants immediately prior to the Effective Time. The number of shares of Urgently common stock subject to each Assumed Warrant will be equal to the product (rounded to the nearest whole number, with .5 being rounded up) obtained by multiplying (i) the number of Otonomo Ordinary Shares subject to the Otonomo Warrants immediately prior to the Effective Time by (ii) the Exchange Ratio, and the exercise price per share of Urgently common stock will be equal to the quotient of (x) the exercise price per Otonomo Ordinary Share immediately prior to the Effective Time divided by (y) the Exchange Ratio (rounded to the nearest whole cent (with .05 being rounded up)).

Additionally, each option to purchase Otonomo Ordinary Shares (each, an “Otonomo Option”) that has an exercise price per share that is less than the Fair Market Value (as defined in the applicable Otonomo equity plan) of one Otonomo Ordinary Share as of the third (3rd) business day prior to the Anticipated Closing Date (as defined in the Merger Agreement) (such date the “Option Measurement Date” and such options, the “Otonomo In-the-Money Options”) will be accelerated, such that all Otonomo In-the-Money Options will be vested and exercisable as of not later than the Option Measurement Date.

Effective as of immediately prior to Determination Time (as defined in the Merger Agreement), each Otonomo In-the-Money Option that then remains outstanding and unexercised will be deemed to be exercised in full (on a “net exercise” cashless basis) and cancelled, and each holder of Otonomo In-the-Money Options will receive a number of fully vested Otonomo Ordinary Shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date divided by the per share exercise price of such Otonomo In-the-Money Option, multiplied by (ii) the number of Otonomo Ordinary Shares subject to such Otonomo In-the-Money Options, by (b) the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date. Each Otonomo Option that then remains outstanding and unexercised and that is not an Otonomo In-the-Money Option will automatically be cancelled without any payment being made in respect thereof.

At the Effective Time, each restricted share unit award relating to the Otonomo Ordinary Shares that is outstanding immediately prior to the Effective Time, other than those that vest by reason of the consummation of the Merger (each, an “Otonomo RSU Award”), will be assumed by Urgently. Each Otonomo RSU Award will be automatically converted into a restricted stock unit award relating to shares of Urgently common stock (each, an “Adjusted RSU Award”) and will have the same terms and conditions as applied to the Otonomo RSU Awards immediately prior to the Effective Time. The Adjusted RSU Awards will settle in the number of shares of Urgently common stock equal to the product (rounded to the nearest whole number, with .5 being rounded up) obtained by multiplying (i) the number of Otonomo Ordinary Shares subject to the Otonomo RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio (rounded to the nearest whole cent, with .05 being rounded up).

Prior to the closing of the Merger, Urgently is expected to conduct a 1-for-90 reverse stock split of Urgently common stock, subject to approval by Urgently’s stockholders, the implementation and timing of which is to be determined by Urgently’s board of directors.

In addition, prior to the closing of the Merger, Otonomo is expected to conduct a reverse share split at a ratio in the range of 1-for-10 to 1-for-20 (which final ratio is to be determined by Otonomo’s board of directors or any committee thereof), subject to approval by Otonomo’s shareholders.

At the Closing (as defined herein), on a fully diluted basis and based on assumptions as of March 31, 2023, Urgently stockholders as of immediately prior to the Effective Time (the “legacy Urgently stockholders”) are expected to own approximately 67% of the outstanding shares of common stock of the Combined Company and Otonomo shareholders immediately prior to the Effective Time (the “legacy Otonomo shareholders”) are expected to own approximately 33% of the outstanding shares of common stock of the Combined Company.

In connection with the Merger Agreement, on February 9, 2023, Urgently, Otonomo and certain Otonomo shareholders entered into voting agreements (the “Otonomo Voting Agreements”), pursuant to which such Otonomo shareholders agreed (i) to vote their Otonomo Ordinary Shares in favor of (x) the Merger and the adoption of the Merger Agreement and any other matters necessary or reasonably requested by Otonomo or Urgently for consummation of the Merger, and (y) any other matters set forth in a written consent relating to the Merger, (ii) to vote against certain competing proposals and any proposal that would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the Merger, or to the knowledge of such shareholder, result in a breach of a covenant, representation, or warranty of Otonomo under the Merger Agreement, and (iii) not to transfer their Otonomo Ordinary Shares prior to the Closing (as defined herein).

The Otonomo Board has (i) determined that the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders, (ii) approved the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement, (iii) determined that considering the financial position of the merging companies, no reasonable concern exists that, as a result of the Merger, the Combined Company will be unable to fulfill the obligations of Otonomo to its creditors, and (iv) approved and determined to recommend the approval and adoption of the Merger Agreement, the approval of the Merger and thereby approval of the transactions contemplated by the Merger Agreement to the shareholders of Otonomo. The Otonomo Board (excluding directors who may be deemed to have a personal interest in the Merger, as defined under the Companies Law) unanimously recommends that Otonomo shareholders vote “FOR” the Merger Proposal, “FOR” the CEO Retention Bonus Proposal and “FOR” the CFO Retention Bonus Proposal, each as described in the accompanying proxy statement/prospectus.

Although Urgently is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the Closing, Urgently will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Urgently intends to apply for listing of its common stock and its warrants on the Nasdaq Stock Market (“Nasdaq”) under the proposed symbols “ULY” and “ULYW,” respectively, to be effective following the effectiveness of the Merger. It is a condition of the consummation of the Merger that Urgently’s common stock and warrants are approved for listing on Nasdaq (subject only to official notice of issuance thereof and round lot holder requirements). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Merger, there can be no assurance that the common stock and warrants of the Combined Company will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors” beginning on page 39 for more information.

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special general meeting of Otonomo shareholders scheduled to be held on August 21, 2023 at Otonomo’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

Your vote is very important. To ensure your representation at Otonomo’s special general meeting, please complete and return the applicable enclosed proxy card or submit your proxy by phone, mail or the Internet. Please vote promptly whether or not you expect to attend Otonomo’s special general meeting. Submitting a proxy now will not prevent you from being able to vote at Otonomo’s special general meeting.

The Combined Company will be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

This proxy statement/prospectus provides you with detailed information about the Merger and other matters to be considered at the special general meeting of Otonomo. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should carefully consider the risk factors described in “Risk Factors” beginning on page 39 of this proxy statement/prospectus.

Benjamin Volkow

Chief Executive Officer, Founder and Director

Otonomo Technologies Ltd.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY, AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated July 14, 2023, and is first being mailed to shareholders of Otonomo on or about July 25, 2023.

OTONOMO TECHNOLOGIES LTD.

16 Abba Eban Blvd.

Herzliya Pituach 467256, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 21, 2023

To the shareholders of Otonomo Technologies Ltd.:

NOTICE IS HEREBY GIVEN that a special general meeting of shareholders (the “Special Meeting”) of Otonomo Technologies Ltd. (“Otonomo”), will be held on August 21, 2023 at 5:00 p.m., Israel time, at Otonomo’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

At the Special Meeting, the holders of ordinary shares, no par value per share (the “Otonomo Ordinary Shares”), will be asked to consider and vote on the following proposals, which are more fully described in the accompanying proxy statement/prospectus:

(1)

To approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (together with the regulations promulgated thereunder, the “Companies Law”), the merger contemplated by the Agreement and Plan of Merger, dated February 9, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Otonomo, Urgent.ly Inc., a Delaware corporation (“Urgently”) and U.O Odyssey Merger Sub Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a direct wholly owned subsidiary of Urgently, including approval of: (i) the merger transaction contemplated by the Merger Agreement pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Otonomo, with Otonomo surviving and becoming a direct wholly owned subsidiary of Urgently (the “Merger”); (ii) the Merger Agreement; (iii) the consideration to be received by Otonomo’s shareholders in the Merger, other than holders of “Excluded Shares” (as defined in the Merger Agreement), consisting of a number of shares of Urgently’s common stock, par value $0.001 per share (“Urgently common stock”), equal to the Exchange Ratio (as defined in the Merger Agreement), subject to the withholding of any applicable taxes, for each Otonomo Ordinary Share held as of immediately prior to the effective time of the Merger (the “Effective Time”); (iv) the purchase of a tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (v) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A (collectively, the “Merger Proposal”);

(2)

To approve the payment of a transaction retention bonus to Mr. Benjamin Volkow, Otonomo’s Chief Executive Officer and Chairman of Otonomo’s board of directors (the “Otonomo Board”), subject to the terms set forth in the retention award agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E (the “CEO Retention Bonus Proposal”); and

(3)

To approve the payment of a transaction retention bonus to Ms. Bonnie Moav, Otonomo’s Chief Financial Officer, with respect to the portion of such bonus which exceeds the maximum amount permitted under the Company’s compensation policy, subject to the terms set forth in the retention award agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E (the “CFO Retention Bonus Proposal” and, together with the Merger Proposal and the CEO Retention Bonus Proposal, the “Proposals”).

Under Otonomo’s amended and restated articles of association (the “Articles”) and the Companies Law, the approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal at a quorate Special Meeting and compliant with Section 320(c) of the Companies Law (not taking into consideration abstentions or broker non-votes), excluding any Otonomo Ordinary Shares that are held by Urgently, Merger Sub or (i) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of Urgently or Merger Sub, or (b) the right to appoint 25% or more of the directors of Urgently or Merger Sub or (ii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by Urgently or Merger Sub.

Under the Articles and the Companies Law, the approval of each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by its voting deed), and voting on such proposals at a quorate Special Meeting (not taking into consideration abstentions or broker non-votes). In addition, in order to approve each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, the Otonomo shareholders’ approval must either (i) include at least a majority of the Otonomo Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and who are not shareholders who have a personal interest (within the meaning of the Companies Law) in the approval of such proposals, not taking into consideration abstentions or broker non-votes or (ii) be obtained such that the total number of Otonomo Ordinary Shares held by non-controlling shareholders and non-interested shareholders voted against such proposals does not represent, in each case, more than two percent of the outstanding Otonomo Ordinary Shares.

For purposes of the foregoing conditions, a “personal interest” means a shareholder’s personal interest in an act or a transaction of a company (i) including the personal interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting power or has the right to appoint a director or the chief executive officer; and (ii) excluding an interest arising solely from the ownership of Otonomo Ordinary Shares. In determining whether a vote cast by proxy is disinterested, the conflict of interest/personal interest of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest or personal interest in the matter being voted upon.

Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than solely by means of being a director or office holder of the company) including a person who holds 25% or more of the voting rights at the general meeting of Otonomo if there is no other person who holds more than 50% of the voting rights of Otonomo. For these purposes, two or more persons holding voting rights in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Prior to the approval of the Merger Agreement by the Otonomo Board, it was disclosed to the Otonomo Board that certain executive officers of Otonomo, including Mr. Benjamin Volkow, the Chairman of the Otonomo Board and Otonomo’s Chief Executive Officer, (i) have personal interests in the Merger (arising, in part, from the retention bonus being paid by Otonomo to certain executives officers in connection with the contemplated Merger in the aggregate amount of $1.47 million in cash (which includes, for the avoidance of doubt, the M&A Retention Bonus)) and (ii) may negotiate new employment/consulting terms with Urgently to go into effect after the Effective Time. Mr. Benjamin Volkow disclosed to the Otonomo Board prior to its approval of the Merger Agreement that (x) he is expected to serve as a director on the board of directors of Urgently after the Merger and that such service may rise to a personal interest and (y) pursuant to the terms of the Merger Agreement, Otonomo’s directors and executive officers will be entitled to continued indemnification and directors’ and officers’ liability insurance for a period of seven years after the Effective Time. In light of those personal interests, in accordance with the provisions of the Companies Law, the Merger Proposal was approved by the audit committee of the Otonomo Board prior to being approved by the Otonomo Board. In addition, the CEO Retention Bonus Proposal, the CFO Retention Bonus Proposal and the procurement of a tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years after the Effective Time were each approved by the compensation committee of Otonomo Board prior to being approved by the Otonomo Board. The aggregate voting rights of the Otonomo shareholders who are deemed to have a personal interest in the Merger by virtue of the foregoing are not expected to exceed 25% of the total voting rights in the Special Meeting. These interests are described in more detail in the section titled “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger.”

Only holders of record (including shares held through a bank, broker or other nominee that is a shareholder of record of Otonomo) of Otonomo Ordinary Shares at the close of business on July 20, 2023, the record date for the Special Meeting (the “Otonomo record date”), are entitled to attend and vote at the Special Meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the Special Meeting, it is important that your Otonomo Ordinary Shares be represented and voted at the meeting. Accordingly, after reading this notice of special general meeting of shareholders and the accompanying proxy statement/prospectus, please complete and submit each proxy or voting instruction form that you receive as follows:

(i) If you hold your shares in “street name” through a broker, bank or other nominee on the Nasdaq Stock Market, please vote in accordance with the instructions on the nominee’s voting instructions from(s), which may include instructions about voting by telephone or over the Internet (at www.proxyvote.com). If you hold your shares in “street name”, you may also vote your shares in person at the Special Meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your Otonomo Ordinary Shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date for the Special Meeting.

(ii) If your Otonomo Ordinary Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card to grant your voting proxy or proxies directly to each of Mr. Benjamin Volkow, Chairman of Board of Directors and Chief Executive Officer of the Company and Ms. Maya Nassie-Neeman, General Counsel of Otonomo, or to vote in person at the Special Meeting. If you deliver or mail your proxy card in the self-addressed, stamped envelope enclosed with the proxy statement, it or they must be received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than 11:59 p.m., Eastern time, on August 20, 2023, to be validly included in the applicable tallies of Otonomo Ordinary Shares voted at the Special Meeting. Alternatively, if you are delivering or mailing your proxy or proxies to Otonomo’s offices in Israel (to the address given above), it or they must be received by no later than 6:59 a.m., Israel time, on August 21, 2023.

In connection with the Special Meeting, Otonomo is sending to its shareholders of record as of the Otonomo record date the accompanying proxy statement/prospectus, which describes, among other matters, the Proposals to be voted upon at the Special Meeting, the Merger, the Merger Agreement, Urgently and its business and the mechanics through which Urgently common stock will be received in the Merger by Otonomo’s shareholders. Otonomo is also sending to its shareholders of record as of the Otonomo record date a proxy card, and banks, brokers and nominees are sending voting instruction forms, enabling shareholders to submit their votes on the Proposals. Please complete and submit such proxy card to ensure that all of your Otonomo Ordinary Shares are counted towards the applicable vote tallies needed for the approval of the Proposals at the Special Meeting.

Otonomo will also furnish to the SEC copies of this notice, and the accompanying cover letter, proxy statement/prospectus and form of proxy card, as exhibits to a Report of Foreign Private Issuer on Form 6-K.

You may also direct any questions about the Merger to, and request additional copies of this document, and the accompanying cover letter, proxy statement/prospectus and form of proxy card, from Otonomo’s proxy solicitor at:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call: (212) 269-5500

Call Toll Free: (800) 290-6426

Email: OTMO@dfking.com

This communication is not a substitution for the proxy statement/prospectus or for any other documents that Otonomo may furnish to, or file with, the SEC, or that Otonomo may send to its shareholders in connection with, the proposed Merger. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO OR FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the proxy statement/prospectus, and any other documents furnished by Otonomo to, or filed by Otonomo with, the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished by Otonomo may also be obtained for free at Otonomo’s investor relations website, www.investors.otonomo.io.

In accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, any Otonomo shareholder possessing at least 1% of the outstanding voting rights by virtue of such shareholder’s ownership of Otonomo Ordinary Shares may submit to Otonomo a proposed additional agenda item for consideration at the Special Meeting no later than July 24, 2023, provided that such proposal is appropriate for consideration by Otonomo’s shareholders at the Special Meeting. Such proposal should be submitted in writing to Otonomo at the following address: Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, Attn: Ms. Maya Nassie-Neeman, General Counsel. If the Otonomo Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Special Meeting, Otonomo will publish a revised agenda for the Special Meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of furnishing a Report of Foreign Private Issuer on Form 6-K to the SEC; however, the record date for the Special Meeting will not change as a result.

We currently know of no other business to be transacted at the Special Meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the proxy card will vote upon such matters in accordance with their best judgment.

THE OTONOMO BOARD (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST IN THE MERGER, AS DEFINED UNDER THE COMPANIES LAW) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE CEO RETENTION BONUS PROPOSAL AND “FOR” THE CFO RETENTION BONUS PROPOSAL.

Sincerely,

Benjamin Volkow
Chairman of the Board of Directors and Chief Executive Officer

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Urgently, constitutes a prospectus of Urgently under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Urgently common stock to be issued to Otonomo’s shareholders and the Assumed Warrants to be issued to Otonomo’s warrantholders in accordance with the Merger Agreement.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Otonomo shareholders nor the issuance by Urgently of its common stock and warrants in connection with the Merger will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Urgently has been provided by Urgently and information contained in this proxy statement/prospectus regarding Otonomo has been provided by Otonomo.

Except where specifically noted, the information contained in this proxy statement/prospectus does not give effect to (i) the expected 1-for-90 reverse stock split of Urgently common stock, subject to approval by Urgently’s stockholders, the implementation and timing of which is to be determined by Urgently’s board of directors, or (ii) the expected reverse share split of Otonomo Ordinary Shares at a ratio in the range of 1-for-10 to 1-for-20 (which final ratio is to be determined by the Otonomo Board or any committee thereof), subject to approval by Otonomo’s shareholders.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, references to:

“102 Ruling” mean the relevant ruling in relation to Israeli tax treatment of the 102 Securities and Otonomo RSU Awards subject to tax pursuant to Section 3(i) of the ITO.

“102 Securities” mean Section 102(b)(2) and 102(b)(3) of the ITO.

“104H Interim Ruling” mean the interim ruling with respect to the 104H Tax Ruling under the ITO.

“104H Tax Ruling” mean the relevant ruling(s), including an interim tax ruling, in relation to the Israeli tax treatment of shareholders who elect to be part of such ruling (and each of such holders is a registered shareholder or holds 5% or more of Otonomo’s issued and outstanding shares) pursuant to Section 104H of the Israeli Income Tax Ordinance [New Version] 5721 – 1961.

“Adjusted RSU Award” mean an Otonomo RSU Award that is automatically converted into a restricted stock unit award relating to shares of Urgently common stock.

“Articles” mean Otonomo’s amended and restated articles of association.

“Assumed Warrant” mean an Otonomo Warrant that is outstanding and unexercised immediately prior to the Effective Time that will be assumed by Urgently and automatically converted into a warrant to acquire shares of Urgently common stock.

“CEO Retention Bonus Proposal” mean the proposal to approve the payment of a transaction retention bonus to Mr. Benjamin Volkow, Otonomo’s Chief Executive Officer and Chairman of the Otonomo Board, subject to the terms set forth in the retention award agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E.

“CFO Retention Bonus Proposal” mean the proposal to approve the payment of a transaction retention bonus to Ms. Bonnie Moav, Otonomo’s Chief Financial Officer, subject to the terms set forth in the retention award agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E.

“Closing” mean the closing of the Merger.

“Closing Date” mean the closing date of the Merger.

“Code” mean the Internal Revenue Code of 1986, as amended.

“Combined Company” mean the combined company following the Merger.

“Companies Law” mean the Israeli Companies Law, 5759-1999, together with the regulations promulgated thereunder.

“Companies Registrar” mean the Companies Registrar of the State of Israel.

“Consumers” mean vehicle owners and operators who are the end users of Urgently’s platform.

“Current Bylaws” mean Urgently’s amended and restated bylaws as currently in effect.

“Current Charter” mean Urgently’s amended and restated certificate of incorporation as currently in effect.

“Customer Partners” mean Urgently’s enterprise customers, including original equipment manufacturers (OEMs), fleet, rental, ride-hailing, insurance, and other automotive industry participants who make Urgently’s platform available to consumers.

“de-SPAC” mean the transactions contemplated by that certain Business Combination Agreement, dated as of January 31, 2021, by and among Software Acquisition Group Inc. II, a Delaware corporation, Otonomo and Butterbur Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Otonomo.

“DGCL” mean the General Corporation Law of the State of Delaware.

“DTC” mean The Depository Trust Company.

“Effective Time” mean the time at which the Companies Registrar issues the certificate of merger in accordance with Section 323(5) of the Companies Law.

“Exchange Act” mean the Securities Exchange Act of 1934, as amended.

“Excluded Shares” mean Otonomo Ordinary Shares owned by any direct or indirect subsidiary of Otonomo.

“FASB” mean the Financial Accounting Standards Board.

“Forecasts” mean (i) certain non-public unaudited internal financial forecasts with respect to Otonomo covering multiple years on a standalone basis which were prepared by Otonomo’s management team (the “Otonomo Forecast”) and (ii) certain non-public unaudited internal financial forecasts with respect to Urgently covering multiple years on a standalone basis which were prepared by Urgently’s management team (the “Urgently Forecast”).

“GAAP” mean United States generally accepted accounting principles.

“Highbridge Loan Agreement” mean the Loan and Security Agreement, dated as of December 16, 2021, by and among Urgently, certain subsidiaries of Urgently, the lenders party thereto and Alter Domus (US) LLC, as agent for such lenders (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Investment Company Act” mean the Investment Company Act of 1940, as amended.

“ISA” mean the Israel Securities Authority.

“ISA No-Action Letter” mean a no-action letter from the ISA.

“ISL” mean Israeli Securities Law.

“ITO” mean the Israel Tax Ordinance.

“JOBS Act” mean the Jumpstart Our Business Startups Act of 2012.

“legacy Urgently stockholders” mean Urgently stockholders as of immediately prior to the Effective Time.

“legacy Otonomo shareholders” mean Otonomo shareholders immediately prior to the Effective Time.

“Loan Agreements” mean the Structural Loan Agreement (as defined below) together with the Highbridge Loan Agreement.

“M&A Retention Bonuses” mean the $1,470,000 in cash that Otonomo has agreed to pay certain of Otonomo’s executive officers in connection with the Merger.

“Merger” mean the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into Otonomo, pursuant to which (i) Otonomo survives the merger as a direct wholly-owned subsidiary of Urgently and (ii) Otonomo’s equityholders exchange their equity interests in Otonomo for equity interests in Urgently, as further described herein.

“Merger Agreement” mean that Agreement and Plan of Merger, dated as of February 9, 2023, by and among Urgently, Merger Sub, and Otonomo.

“Merger Proposal” mean the proposal to approve (i) the Merger; (ii) the Merger Agreement; (iii) the consideration to be received by Otonomo’s shareholders in the Merger, other than holders of “Excluded Shares” (as defined in the Merger Agreement), consisting of a Urgently common stock, equal to the Exchange Ratio (as defined in the Merger Agreement), subject to the withholding of any applicable taxes, for each Otonomo Ordinary Share held as of immediately prior to the Effective Time; (iv) the purchase of a tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (v) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A.

“Merger Sub” mean U.O Odyssey Merger Sub Ltd., a company organized under the laws of the State of Israel and direct wholly owned subsidiary of Urgently.

“Nasdaq” mean the Nasdaq Stock Market.

“NSIA Approval” mean a written notice to Urgently or Otonomo that the UK NSIA does not apply to the Merger.

“Otonomo” mean Otonomo Technologies Ltd., a company organized under the laws of the State of Israel.

“Otonomo Acquisition Proposal” mean any proposal, offer or indication of interest from any person (other than Urgently or its subsidiaries) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 15% or more of the consolidated net revenues, net income, or assets of Otonomo and its subsidiaries, taken as a whole, or 15% or more of any class of voting or equity securities of Otonomo, any tender offer or exchange offer or issuance of voting or equity securities that if consummated would result in any person beneficially owning 15% or more of any class of voting or equity securities of Otonomo, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Otonomo or a wholly owned subsidiary of Otonomo pursuant to which any person or the stockholders of any person would own 15% or more of any class of voting or equity securities of Otonomo or of the surviving company or of any resulting parent company of Otonomo under such transaction, other than the transactions contemplated by the Merger Agreement.

“Otonomo Board” mean Otonomo’s board of directors.

“Option Measurement Date” mean the third (3rd) business day prior to the Anticipated Closing Date (as defined in the Merger Agreement).

“Otonomo In-the-Money Options” mean Otonomo Options that have an exercise per share that is less than the Fair Market Value (as defined in the applicable Otonomo equity plan) of one Otonomo Ordinary Share as of the Option Measurement Date.

“Otonomo Option” mean each option to purchase Otonomo Ordinary Shares.

“Otonomo Ordinary Shares” mean the ordinary shares, no par value per share, of Otonomo.

“Otonomo record date” mean July 20, 2023.

“Otonomo RSU Award” mean each restricted share unit award relating to Otonomo Ordinary Shares that is outstanding immediately prior to the Effective Time, other than those that vest by reason of the consummation of the Merger.

“Otonomo Shareholder Approval” mean the affirmative vote (or action by written consent) of the majority of the votes cast by the holders of the Otonomo Shares that are present and voting in person or by proxy (including by voting deed) at a quorate general meeting and compliant with the provisions of Section 320(c) of the Companies Law.

“Otonomo Superior Proposal” mean a bona fide Otonomo Acquisition Proposal (provided, that for purposes of this definition references to 15% in the definition of “Otonomo Acquisition Proposal” shall be deemed to be references to 50%) which the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) to be (i) more favorable to the shareholders of Otonomo from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of this Agreement proposed by Urgently in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“Otonomo Voting Agreements” mean the agreements entered into among Urgently, Otonomo and certain holders of Otonomo Ordinary Shares, pursuant to which such holders agreed to vote their shares in favor of the Merger, among other things.

“Otonomo Warrant” mean a warrant to purchase Otonomo Ordinary Shares.

“Partial M&A Retention Bonuses” mean the portion of the M&A Retention Bonus to be paid to each of Otonomo’s executive officers in the event that the Merger is not consummated by December 31, 2023.

“Proposals” mean the CEO Retention Bonus Proposal, the CFO Retention Bonus Proposal and the Merger Proposal.

“Proposed Bylaws” mean the proposed amended and restated bylaws to be adopted by Urgently immediately prior to, and subject to, the Closing (and which at and after the Closing will operate as the amended and restated bylaws of the Combined Company), a copy of which is attached as Annex C to this proxy statement/prospectus.

“Proposed Charter” mean the proposed amended and restated certificate of incorporation to be adopted by Urgently immediately prior to the Closing, a copy of which is attached as Annex B to this proxy statement/prospectus.

“SEC” mean the U.S. Securities and Exchange Commission.

“Securities Act” mean the Securities Act of 1933, as amended.

“Service Providers” mean mobile repair, towing and maintenance service professionals participating on Urgently’s platform.

“Special Meeting” mean the special general meeting of shareholders of Otonomo to consider matters relating to the Merger.

“Structural Loan Agreement” mean the Second Amended and Restated Loan and Security Agreement, dated as of July 12, 2022, with certain subsidiaries of Urgently, the lenders party thereto and Ocean II PLO LLC, as agent for such lenders (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time).

“UK NSIA” mean the United Kingdom National Security and Investment Act 2021.

“UK NSIA Notice” mean a notice submitted pursuant to the UK NSIA.

“UK Secretary of State” mean the Secretary of State at the Department for Business, Energy and Industrial Strategy of the United Kingdom.

“Urgently” mean Urgent.ly Inc., a Delaware corporation.

“Urgently Acquisition Proposal” mean any proposal or offer or indication of interest from any person (other than Otonomo or its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 49% or more of the consolidated net revenues, net income, or assets of Urgently and its subsidiaries, taken as a whole, or 49% or more of any class of voting or equity securities of Urgently, (ii) any tender offer or exchange offer or the issuance of voting or equity securities that if consummated would result in any person beneficially owning 49% or more of any class of voting or equity securities of Urgently, or (iii) any merger, amalgamation, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Urgently or a wholly owned subsidiary of Urgently pursuant to which any person or the stockholders of any person would own 49% or more of any class of voting or equity securities of Urgently or of the surviving company or of any resulting parent company of Urgently under such transaction, other than the transactions contemplated by the Merger Agreement (provided, that with respect to entering into any agreement with respect to any Urgently Acquisition proposal, references to 49% in the definition of “Urgently Acquisition Proposal” shall be deemed to be references to 20%).

“Urgently Board” mean Urgently’s board of directors.

“Urgently common stock” mean shares of Urgently common stock, par value $0.001 per share.

“Urgently Convertible Promissory Notes” mean certain convertible notes issued by Urgently.

“Urgently Preferred Stock” mean shares of Urgently’s preferred stock, par value $0.001 per share.

“Urgently Related Person” mean (i) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of Urgently or Merger Sub, or (b) the right to appoint 25% or more of the directors of Urgently or Merger Sub or (ii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by Urgently or Merger Sub.

“Urgently Warrants” mean each warrant to acquire shares of Urgently common stock or shares of Urgently Preferred Stock.

“Withholding Tax Ruling” mean obtain the relevant ruling in relation to the Israeli tax treatment of payments of merger consideration paid to Otonomo shareholders and warrant holders who are not included in the 104H Tax Ruling (and generally acquired their shares or warrants on or after August 13, 2021 and hold less than 5% of Otonomo’s issued and outstanding shares).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or may contain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

•	the Merger and satisfaction of the closing conditions to the Merger, including approval by Otonomo shareholders, regulatory and governmental approval and other customary closing conditions;

•	the impact of the Merger on the Combined Company’s earnings, creditworthiness, market value and growth rates, among other benefits;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the expectation that the Combined Company will become an SEC registrant and that the common stock of the Combined Company will be listed on Nasdaq following the Merger;

•	the Combined Company’s ability to raise financing in the future;

•	the Combined Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Merger;

•	factors relating to the future business, operations and financial performance of the Combined Company, including:

•	its ability to effectively compete in the roadside and mobility assistance industries;

•	its ability to comply with laws and regulations applicable to its business; and

•	market conditions and global and economic factors beyond its control, including the disruption of global capital and credit markets and shortages in labor needs;

•	expectations regarding Customer Partners’ willingness to expand their use of Urgently’s platform beyond their current roadside solutions;

•	the Forecasts and financial projections for Urgently and Otonomo, including the variables, estimates and assumptions relied upon in such Forecasts and financial projections;

•	Urgently’s ability to adequately forecast Consumer demand or otherwise optimize and operate its network of Service Providers successfully;

•	Urgently’s ability to address the service requirements of current and future Consumers;

•	Urgently’s expansion into new roadside assistance solutions, technologies and geographic regions;

•	expectations regarding Urgently’s future prospects in light of its relatively limited operating history;

•	Urgently’s ability to execute its business model, including market acceptance of its services;

•	the variability of Urgently’s sales cycle with regard to Customer Partners;

•	Urgently’s ability to hire and retain highly skilled and other key personnel;

•	expectations regarding the impact of weather events, natural disasters or health epidemics, including the COVID-19 pandemic, on Urgently’s business;

•	Urgently’s ability to adequately protect its intellectual property rights; and

•	expectations regarding the time during which Urgently, and subsequently the Combined Company, will be an emerging growth company under the JOBS Act.

The forward-looking statements in this proxy statement/prospectus are qualified by the “Risk Factors” beginning on page 39 herein. Each statement speaks only as of the date of this proxy statement/prospectus (or any earlier date indicated in this proxy statement/prospectus) and neither Urgently nor Otonomo undertakes any obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, unless required by law. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

The foregoing list is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to Urgently or Otonomo or that Urgently or Otonomo currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this proxy statement/prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this proxy statement/prospectus. The forward-looking statements contained in this proxy statement/prospectus are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon information available as of the date of this proxy statement/prospectus or other specified date and speak only as of such date. Urgently disclaims any intention or obligation to update or revise any forward-looking statements in this proxy statement/prospectus as a result of new information or future events, except as may be required under applicable securities law.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you may have regarding the Merger, the Merger Agreement, the shares of Urgently common stock to be issued pursuant to the Merger and brief answers to those questions. These questions and answers may not address all questions that may be important to you. You should read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger. Please see “Where You Can Find More Information.”

Questions and Answers about the Merger

Q: Why am I receiving this proxy statement/prospectus?

A: You are receiving this proxy statement/prospectus because, as of the Otonomo record date, you owned one or more Otonomo Ordinary Shares. Urgently and Otonomo have entered into a Merger Agreement pursuant to which, if the closing conditions set forth in the Merger Agreement are satisfied or waived, Merger Sub (as the target company, or Chevrat Ha’Ya’ad) will be merged with and into Otonomo (as the absorbing company, or HaChevra Ha’Koletet) with Otonomo as the surviving company of the Merger and thereby becoming a direct wholly owned subsidiary of Urgently. This proxy statement/prospectus describes Otonomo’s proposal to the shareholders of Otonomo to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and related matters on which Otonomo would like its shareholders to vote. This proxy statement/prospectus also gives you information about Urgently and Otonomo and other background information to assist you in making an informed decision.

Q: Who is Urgently?

A: Urgently is a leading connected mobility assistance software platform, matching vehicle owners and operators with service professionals who deliver traditional roadside assistance, proactive maintenance and repair services. The traditional experience of a vehicle breakdown is often stressful and inconvenient, compounded by processes that lack transparency and lead to long wait times. Urgently offers an innovative alternative to this traditional experience, leveraging its digitally native software platform to match supply and demand in its network and deliver exceptional mobility assistance experiences at scale.

Incorporated in 2013, Urgently has devoted substantial capital resources to its development and has incurred losses since inception. The report from Urgently’s independent registered public accounting firm for the years ended December 31, 2022 and 2021 included an explanatory paragraph stating that Urgently has incurred losses from operations since inception, and is dependent on debt and equity financing to fund operating shortfalls, raising substantial doubt about its ability to continue as a going concern.

Q: Why are the two companies proposing to merge?

A: Otonomo and Urgently believe that following the consummation of the Merger Agreement, the Combined Company will be positioned to power the present and future of connected mobility services, creating safe, effective customer-centric experiences for automotive OEMs, transportation and mapping, insurance, rental and fleet partners and their customers. For a discussion of Otonomo’s reasons for the Merger Agreement, please see “What were the positive and negative factors that the Otonomo Board considered when determining to enter into the Merger and approve the Transactions?” below and the section entitled “The Merger—Recommendation of the Otonomo Board and Otonomo’s Reasons for the Merger” in this proxy statement/prospectus.

Q: What is the Merger?

A: The Merger is a transaction in which Merger Sub will merge with and into Otonomo, with Otonomo becoming a direct wholly owned subsidiary of Urgently, pursuant to the Merger Agreement, dated February 9, 2023, by and among Urgently, Otonomo and Merger Sub. The boards of directors of Urgently, Otonomo and Merger Sub approved the Merger Agreement and the transactions contemplated thereby.

The Closing is expected to take place at 9:00 a.m., Israel time, on a date to be specified by Urgently and Otonomo, which date will be no later than the third business day after the satisfaction or waiver of all of the conditions to Closing contained in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or on such other date as Urgently and Otonomo may mutually agree in writing. This proxy statement/prospectus includes important information about the Merger, the Merger Agreement (a copy of which is attached as Annex A to this proxy statement/prospectus), the shares of Urgently common stock to be issued pursuant to the Merger Agreement and the Special Meeting to be held on August 21, 2023 beginning at 5:00 p.m., Israel time, at the executive offices of Otonomo at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel. Otonomo shareholders should read this proxy statement/prospectus carefully and in its entirety.

Q: What will Otonomo shareholders receive in the Merger?

A: As discussed in more detail under “The Merger—Merger Consideration,” at the Effective Time, each Otonomo Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Otonomo Ordinary Shares owned by any direct or indirect subsidiary of Otonomo, referred to as “Excluded Shares”) will be automatically transferred to Urgently, and the rights of the holders of Otonomo Ordinary Shares immediately prior to the Effective Time will automatically convert into and represent the right to receive a number of shares of Urgently common stock equal to the Exchange Ratio. Currently, Urgently common stock is not publicly traded. Following the effectiveness of the Merger, Urgently common stock and Urgently Warrants are expected to be listed and traded on Nasdaq under the symbols “ULY” and “ULYW,” respectively.

Q: What will happen to the Otonomo Warrants in the Merger?

A: Each warrant to acquire Otonomo Ordinary Shares that is outstanding immediately prior to the Effective Time will cease to represent an Otonomo Warrant in respect of Otonomo Ordinary Shares and will be assumed by Urgently and automatically converted into a warrant to acquire shares of Urgently common stock (each, an “Assumed Warrant”). The number of shares of Urgently common stock subject to each Assumed Warrant will be equal to the product (rounded to the nearest whole number, with .5 being rounded up) of (x) the number of Otonomo Ordinary Shares subject to such Otonomo Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and the exercise price per share of Urgently common stock will be equal to the quotient of (1) the exercise price per Otonomo Ordinary Share immediately prior to the Effective Time divided by (2) the Exchange Ratio, which quotient will be rounded to the nearest whole cent (with .05 being rounded up). Urgently will assume each such Otonomo Warrant in accordance with its terms, and except as expressly provided above, following the Effective Time, each Assumed Warrant will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Otonomo Warrant immediately prior to the Effective Time.

Q: What will holders of Otonomo equity awards receive in the Merger?

A: At the Effective Time, each Otonomo RSU Award that is outstanding immediately prior to the Effective Time will be assumed by Urgently and automatically converted into an award of restricted stock units covering shares of Urgently common stock (each, an “Adjusted RSU Award”) that settles in the number of whole shares of Urgently common stock (rounded to the nearest whole number of shares, with .5 being rounded up) equal to the product obtained by multiplying (A) the number of Otonomo Ordinary Shares subject to the Otonomo RSU Award immediately prior to the Effective Time, by (B) the Exchange Ratio. Each Adjusted RSU Award corresponding to an Otonomo RSU Award outstanding as of the Effective Time shall be subject to the same terms and conditions as were applicable to such corresponding Otonomo RSU Award immediately prior to the Effective Time.

Additionally, vesting of each Otonomo Option that has an exercise price per share that is less than the Fair Market Value (as defined in the applicable Otonomo Equity Plan) of one Otonomo Ordinary Share as of the third business day prior to the anticipated date of the Closing (such date, the “Option Measurement Date” and such options, the “Otonomo In-the-Money Options”) will be accelerated such that all Otonomo In-the-Money Options will be vested and exercisable as of no later than the Option Measurement Date. Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that remains outstanding and unexercised will be deemed to be exercised in full, on a “net exercise” cashless basis, and cancelled, and the holder of such Otonomo In-the-Money Option will receive a number of fully vested Otonomo Ordinary Shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date over the per share exercise price of such Otonomo In-the-Money Option, multiplied by (ii) the number of Otonomo Ordinary Shares subject to such Otonomo In-the-Money Option, by (b) the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date, in each case subject to any applicable tax withholding amounts, and such Otonomo Ordinary Shares will be entitled to receive a portion of the merger consideration in accordance with the terms of the Merger Agreement.

Effective as of immediately prior to the Determination Time, each Otonomo Option that remains outstanding and unexercised and that is not an Otonomo In-the-Money Option will, whether or not then vested or exercisable, be cancelled without any payment being made in respect of such Otonomo Option.

For more information, see the section titled “The Merger Agreement—Treatment of Otonomo Equity Incentives.”

Q: How will the Exchange Ratio be calculated?

A: The Exchange Ratio will be calculated prior to Closing based on (i) Urgently’s valuation, (ii) Urgently’s fully-diluted share count, (iii) Otonomo’s net cash and (iv) Otonomo’s fully-diluted share count. Urgently’s valuation will be calculated as (a) $271.0 million plus (b) Urgently’s cash as of the business day prior to Closing minus (c) Urgently’s transaction expenses minus (d) Urgently’s outstanding indebtedness minus (e) certain taxes of Urgently.

Urgently’s fully-diluted share count will include (a) all shares of Urgently common stock outstanding immediately prior to the Effective Time (including shares of Urgently common stock underlying convertible notes and Urgently Warrants that will convert or be exercised prior to or in connection with Closing), plus (b) shares of Urgently common stock underlying all outstanding stock options, Urgently Warrants and other convertible or derivative securities of Urgently (provided, however, that it will not include shares underlying convertible notes that do not convert prior to Closing and are included in the calculation of Urgently’s indebtedness). For the avoidance of doubt, Urgently’s fully-diluted share count will not include any shares reserved for stock options, restricted stock units, or other equity awards that are not outstanding immediately prior to the Effective Time.

Otonomo’s net cash will be calculated as (a) Otonomo’s cash as of March 31, 2023 minus (b) Otonomo’s transaction expenses minus (c) Otonomo’s outstanding indebtedness minus (d) certain taxes of Otonomo minus (e) Otonomo’s cash burn in excess of $2.55 million per month during the period between April 1, 2023 and Closing.

Otonomo’s fully-diluted share count will include (a) all Otonomo Ordinary Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares) plus (b) shares underlying all Otonomo RSU Awards, Otonomo Warrants, promised but ungranted equity awards and other convertible or derivative securities of Otonomo outstanding immediately prior to the Effective Time.

Q: After the Merger is completed, how much of the Combined Company will Otonomo shareholders and Urgently stockholders own?

A: As of immediately following the Effective Time, legacy Otonomo Shareholders are expected to own approximately 33% of the outstanding equity interests in the Combined Company and legacy Urgently

Stockholders are expected to own approximately 67% of the outstanding equity interests in the Combined Company, in each case, on a fully diluted basis and based on assumptions as of March 31, 2023, and subject to the determination of the final Exchange Ratio pursuant to the terms set forth in the Merger Agreement. For a more complete description of such adjustments to the Exchange Ratio prior to the Effective Time, please see the section entitled “The Merger—Exchange Ratio” in this proxy statement/prospectus.

Q: When is the Merger expected to be completed?

A: We currently expect the Merger to close during the third quarter of 2023, subject to the approval of Otonomo’s shareholders and the satisfaction or waiver of certain conditions to Closing set forth in the Merger Agreement, as further described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” It is possible that factors outside the control of Urgently and Otonomo could result in the Merger being completed at a later time or not at all. There may be a substantial amount of time between the date on which the Special Meeting is held and the completion of the Merger. The Merger will become effective following the satisfaction or waiver of the conditions to Closing contemplated in the Merger Agreement upon the issuance by the Companies Registrar of a certificate of merger.

Q: If the Merger is completed, will my shares of Urgently common stock be listed for trading?

A: Yes. Currently, Urgently common stock is not publicly traded. Following the effectiveness of the Merger, Urgently common stock and Urgently Warrants are expected to be listed and traded on Nasdaq under the symbols “ULY” and “ULYW,” respectively.

Q: Are Otonomo shareholders entitled to exercise dissenters’, appraisal, cash exit or similar rights?

A: Otonomo shareholders will not be entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the Merger.

Q: What are the significant conditions to the completion of the Merger?

A: Each of Urgently’s and Otonomo’s obligation to consummate the Merger is subject to the satisfaction or waiver of a number of conditions specified in the Merger Agreement, including, among others, approval of the Merger Proposal; there being no applicable law and no governmental order entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction in effect which has the effect of prohibiting, preventing, restraining or making illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement; approval from the Secretary of State at the Department of Business, Energy and Industrial Strategy of the United Kingdom pursuant to the United Kingdom National Security and Investment Act 2021 (the “UK NSIA”), which has been obtained; the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; at least 50 days having elapsed after the filing of the Merger Proposal with the Companies Registrar and at least 30 days having elapsed after the requisite Otonomo shareholder vote in accordance with Israeli law; either the receipt of certain exemptions from the Israel Securities Authority (the “ISA”) in respect of prospectus requirements under the Israeli Securities Law (the “ISL”) 5728-1968 or the publication of a prospectus in accordance with the ISL and receipt of approval from the ISA for the Israeli prospectus; obtaining the relevant ruling in relation to the Israeli tax treatment of Otonomo Ordinary Shares and Otonomo RSU Awards subject to tax pursuant to Section 102(b)(2) and 102(b)(3) of the Israel Tax Ordinance (the “ITO”) (the “102 Securities”) and Otonomo RSU Awards subject to tax pursuant to Section 3(i) of the ITO (the “102 Ruling”); obtaining the relevant ruling(s), including an interim tax ruling, in relation to the Israeli tax treatment of shareholders who elect to be part of such ruling (and each of such holders is a registered shareholder or holds 5% or more of Otonomo’s issued and outstanding shares) pursuant to Section 104H of the Israeli Income Tax Ordinance [New Version] 5721 – 1961 (the “104H Tax Ruling”); obtaining the relevant ruling in relation to the Israeli tax treatment of payments of merger consideration paid to Otonomo shareholders and warrant holders who are not included in the 104H Tax Ruling (and generally acquired their shares or warrants on or after August 13, 2021 and hold less than 5% of Otonomo’s issued and outstanding shares) (the “Withholding Tax Ruling”); the Exchange Ratio being finally determined in accordance with the Merger Agreement; and the other conditions described under “The Merger Agreement—Conditions to the Completion of the Merger Agreement.”

Q: When will I receive the merger consideration?

A: At or prior to the Effective Time, Urgently will deposit with a financial institution mutually agreed upon by Urgently and Otonomo, as the exchange agent, with no withholding of taxes, (a) certificates or book entry shares representing the shares of Urgently common stock and Assumed Warrants issuable pursuant to the terms of the Merger Agreement in exchange for shares of Urgently common stock, and (b) any dividends or distributions to which pre-Closing holders of Otonomo Ordinary Shares may be entitled to under the terms of the Merger Agreement.

Q: What happens if the Merger is not completed?

A: If the Otonomo shareholders do not approve the Merger Proposal and related matters or if the Merger is not completed for any other reason, Otonomo shareholders will continue to hold their Otonomo securities and Otonomo will remain a standalone company.

In addition, if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, Otonomo may be required to pay Urgently a termination fee of either $1.5 million or $3.0 million, as further discussed in “The Merger Agreement—Termination and Termination Fees.”

Q: Are there any risks in the Merger that I should consider?

A: Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” beginning on page 39.

Q: What are the material tax consequences of the Merger to Otonomo shareholders?

A: The tax consequences of the Merger for any particular shareholder will depend on the shareholder’s particular facts and circumstances. Moreover, the description below and elsewhere in this proxy statement/prospectus does not relate to the tax laws of any jurisdictions other than the United States and Israel. Accordingly, shareholders are urged to consult their tax advisors to determine the tax consequences of the Merger to them in light of their particular circumstances, including the effect of any state, local or national law.

U.S. tax consequences

The parties intend the Merger to qualify as a “reorganization” under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”) and/or Section 368(a)(2)(E) of the Code. Assuming the Merger so qualifies, and subject to the discussion under “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” a U.S. Holder (as defined on page 256) of Otonomo Ordinary Shares generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Otonomo Ordinary Shares for shares of Urgently common stock pursuant to the Merger. If the Merger does not qualify as such a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, the receipt of Urgently common stock in exchange for Otonomo Ordinary Shares in the Merger would generally constitute a taxable exchange for U.S. federal income tax purposes and the tax consequences of the Merger could materially differ from those described herein.

Notwithstanding the parties’ intent, there are significant factual uncertainties as to whether the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the

Code, and, therefore, the tax treatment of the Merger is inherently uncertain. Such qualification will depend, in part, on facts that will not be known until the time of Closing, shortly before Closing or following Closing, such as whether the receipt of Otonomo Ordinary Shares in the Merger is subject to certain Israeli withholding taxes. Moreover, even if the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, if Otonomo is or has been classified as a “passive foreign investment company,” or PFIC, under Section 1297 of the Code in any taxable year, a U.S. Holder that owned (or was deemed to own) Otonomo Ordinary Shares in such taxable year, under the Code and certain proposed Treasury Regulations, may be subject to certain adverse U.S. federal income tax consequences as a result of the Merger, including recognition of gain, unless certain exceptions apply, as described further in “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Passive Foreign Investment Company Rules.”

Neither Urgently nor Otonomo has sought, nor do they intend to seek, any ruling from the Internal Revenue Service (the “IRS”), nor is the Closing conditioned on the receipt of, any ruling from the IRS or any opinion of counsel with respect to the qualification of the Merger as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. No assurance can be given that the IRS will agree with the views expressed herein or in any opinions of counsel, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, neither Urgently nor Otonomo or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code.

For a more complete description of the U.S. federal income tax consequences of the Merger, see “Material U.S. Federal Income Tax Considerations” beginning on page 256.

Israeli tax consequences

Although the exchange of Otonomo Ordinary Shares (and other rights) for the merger consideration would generally be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders and rights holders of Otonomo, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, Otonomo, with the assistance of Urgently, intends to submit applications for rulings from the Israel Tax Authority confirming (i) the deferral of the capital gains tax event for Otonomo shareholders who elect to be part of such ruling (and generally each such shareholder is a registered holder or holds 5% or more of Otonomo’s issued and outstanding shares), with respect to the consideration payable or otherwise deliverable under the Merger Agreement, pursuant to Section 104H of the Israeli Income Tax Ordinance [New Version], 1961, as amended, all subject to the conditions to be detailed in such ruling, (ii) providing instructions for withholding or exemption from withholding of Israeli tax on payments of merger consideration paid to Otonomo shareholders and warrant holders who are not included in the 104H ruling as described in the following section (i) (and generally acquired their shares or warrants on or after August 13, 2021 and hold less than 5% of Otonomo’s issued and outstanding shares), and (iii) providing instructions for the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of 102 Securities and Otonomo RSU Awards under Section 3(i) of the ITO. No assurance can be given that any of the aforementioned tax rulings will be obtained before the Closing or at all, or that, if obtained, such tax rulings will be granted under the conditions requested by Otonomo.

This proxy statement/prospectus contains a discussion of the material Israeli income tax consequences of the Merger and the ownership and disposition of Urgently common stock received in the Merger. This discussion does not address any non-Israeli tax consequences. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the Merger and of the ownership and disposition of Urgently common stock received in the Merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.

For additional information, please see the section entitled “Material Israeli Tax Consequences of the Merger.”

The Israeli tax consequences described above may not apply to all holders of Otonomo shares or other rights. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the Merger to you.

Questions and Answers about the Special Meeting

Q: When and where will the Special Meeting be held?

A: The Special Meeting will be held on August 21, 2023, beginning at 5:00 p.m., Israel time, at the executive offices of Otonomo at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

Q: Who is entitled to vote at the Special Meeting?

A: All Otonomo shareholders with Otonomo Ordinary Shares registered in their name or names as of the close of trading on July 20, 2023, the Otonomo record date, will be entitled to vote at the Special Meeting or at any adjournment or postponement thereof. As of the close of trading on July 12, 2023 Otonomo had 147,965,301 Otonomo Ordinary Shares issued and outstanding. Each Otonomo Ordinary Share outstanding as of the Otonomo record date is entitled to one vote upon the matter presented at the Special Meeting.

Q: What proposals will be considered at the Special Meeting?

A: At the Special Meeting, you will be asked to consider and vote on the following Proposals:

(1)

The Merger Proposal—To approve, pursuant to Section 320 of the Companies Law, the Merger, including approval of: (i) the merger transaction contemplated by the Merger Agreement pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Otonomo, with Otonomo surviving and becoming a direct wholly owned subsidiary of Urgently; (ii) the Merger Agreement; (iii) the consideration to be received by Otonomo’s shareholders in the Merger, other than holders of Excluded Shares, consisting of a number of shares of Urgently common stock equal to the Exchange Ratio, subject to the withholding of any applicable taxes, for each Otonomo Ordinary Share held as of immediately prior to the Effective Time; (iv) the purchase of a tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (v) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A;

(2)

The CEO Retention Bonus Proposal—To approve the payment of a transaction retention bonus to Mr. Benjamin Volkow, Otonomo’s Chief Executive Officer and Chairman of the Otonomo Board, subject to the terms set forth in the retention award agreement, a copy of which is attached to this proxy statement/prospectus as Annex E; and

(3)

The CFO Retention Bonus Proposal—To approve the payment of a transaction retention bonus to Ms. Bonnie Moav, Otonomo’s Chief Financial Officer, with respect to the portion of such bonus which exceeds the maximum amount permitted under Otonomo’s compensation policy, subject to the terms set forth in the retention award agreement, a copy of which is attached to this proxy statement/prospectus as Annex E.

Otonomo cannot complete the Merger unless Otonomo shareholders approve the Merger Proposal. However, the completion of the Merger is not contingent on the approval of the CEO Retention Bonus Proposal or the CFO Retention Bonus Proposal.

Q: What constitutes a quorum?

A: The quorum required for the Special Meeting consists of at least two or more shareholders who are present at the Special Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate 25% or more of the voting rights of Otonomo, and such presence at the Special Meeting will constitute a legal quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a legal quorum. Should no legal quorum be present half an hour after the scheduled time, the Special Meeting will be adjourned to one week from that day, at the same time and place.

A broker non-vote occurs when a bank, broker or other nominee holding Otonomo Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

Q: What vote of Otonomo shareholders is required to approve the Merger Proposal, the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal at the Special Meeting?

A: The approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal at a quorate Special Meeting and compliant with Section 320(c) of the Companies Law (not taking into consideration abstentions or broker non-votes), excluding any Otonomo Ordinary Shares that are held by Urgently, Merger Sub or (i) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of Urgently or Merger Sub, or (b) the right to appoint 25% or more of the directors of Urgently or Merger Sub or (ii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by Urgently or Merger Sub (any of (i) or (ii), an “Urgently Related Person”).

The approval of each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on such proposals at a quorate Special Meeting (not taking into consideration abstentions or broker non-votes). In addition, pursuant to the provisions of the Companies Law, in order to approve each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, the Otonomo shareholders’ approval must either (i) include at least a majority of the Otonomo Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and who are not shareholders who have a personal interest (within the meaning of the Companies Law) in the approval of such proposals, not taking into consideration abstentions or broker non-votes or (ii) be obtained such that the total number of Otonomo Ordinary Shares held by non-controlling shareholders and non-interested shareholders voted against such proposals does not represent, in each case, more than two percent of the outstanding Otonomo Ordinary Shares.

As of July 12, 2023, holders of approximately 39% of the issued and outstanding Otonomo Ordinary Shares have agreed to vote their Otonomo Ordinary Shares in favor of the Merger Proposal. In addition to those holders and assuming that all of the Otonomo Ordinary Shares are represented in person or by proxy at the Special Meeting, Otonomo will need the affirmative vote of additional holders of approximately 11.01% (50.01% in total) of the issued and outstanding Otonomo Ordinary Shares in order to approve the Merger Proposal and 50.01% of the issued and outstanding Otonomo Ordinary Shares in order to approve the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal (in each case excluding (i) abstentions and broker non-votes and (ii) with respect solely to the Merger Proposal, any Otonomo Ordinary Shares that are held by Urgently, Merger Sub or an Urgently Related Person). In addition, with respect to the approval of each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, the approval must either (i) include at least a majority of the Otonomo Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and who are not shareholders who have a personal interest (within the meaning of the Companies Law) in the approval of such proposals, or (ii) be obtained such that the total number of Otonomo Ordinary Shares held by non-controlling shareholders and non-interested shareholders that voted against such proposals does not represent more than two percent of the outstanding Otonomo Ordinary Shares.

Q: How does the Otonomo Board recommend that I vote?

A: The Otonomo Board recommends that Otonomo shareholders vote “FOR” the Merger Proposal, “FOR” the CEO Retention Bonus Proposal and “FOR” the CFO Retention Bonus Proposal at the Special Meeting.

For a discussion of the factors that the Otonomo Board considered in determining whether to recommend the approval and adoption of the Merger Agreement and all other transactions contemplated thereby, see “The Merger—Recommendation of the Otonomo Board and Otonomo’s Reasons for the Merger.”

Q: What were the positive and negative factors that the Otonomo Board considered when determining to enter into the Merger and approve the Transactions?

A: The Otonomo Board considered many factors in making its determination that the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders. In arriving at its determination, the Otonomo Board consulted with and received the advice of its outside financial and legal advisors, discussed various issues with Otonomo’s management and considered a variety of factors weighing positively in favor of the Merger, including, but not limited, to the following: that the Combined Company is expected to be positioned to power the present and future of connected mobility services, creating safe, effective customer-centric experiences for automotive OEMs, insurance, rental and fleet partners and their customers; the Otonomo Board’s belief that the Merger Consideration represents the highest consideration that Urgently was willing to pay and the highest per share value reasonably obtainable for Otonomo’s shareholders, in each case, as of the date of the Merger Agreement, with the Otonomo Board basing this belief on Otonomo’s negotiations with Urgently and a number of factors; the receipt by the Otonomo Board of the oral opinion of Duff & Phelps, subsequently confirmed in Duff & Phelps’ written opinion dated as of February 9, 2023, that as of that date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Duff & Phelps’ written opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Otonomo Ordinary Shares.

The Otonomo Board also identified and considered a number of other matters relating to the Merger and the Merger Agreement, some of which are countervailing factors and risks to Otonomo and its shareholders, including the following: the possibility that the Merger may not be completed and the potential adverse consequences to Otonomo if the Merger is not completed, including the potential (i) loss of customers, suppliers and employees; (ii) reduction in the perceived value of Otonomo; (iii) erosion of customer and employee confidence in Otonomo; (iv) the risk that integration of Otonomo and Urgently may not be as successful as expected and that the anticipated benefits of the Merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved or not achieved in the expected time frame; and (v) the risk that the parties may incur significant costs and delays related to the Merger, including resulting from seeking governmental consents and regulatory approvals necessary for completion of the Merger.

See “The Merger—Recommendation of the Otonomo Board and Otonomo’s Reasons for the Merger” for additional information.

Q: Do any of Otonomo’s directors or executive officers have any interests in the Merger Agreement that may be different from, or in addition to, my interests as an Otonomo shareholder?

A: In considering the Proposals to be voted on at the Special Meeting, you should be aware that Otonomo’s directors and executive officers have interests that may be different from, or in addition to, the interests of the Otonomo shareholders generally. For more information, see “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger.”

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, including the annexes, please ensure your Otonomo Ordinary Shares are voted at the Special Meeting by completing, dating, signing and mailing the enclosed proxy card in the envelope provided at your earliest convenience so as to be received in a timely manner as discussed in this proxy statement/prospectus. In order for your proxy to be counted, it must be signed and received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than 11:59 p.m., Eastern time, on August 20, 2023, or by Otonomo, at its executive offices located at 16 Abba Eban Blvd., Herzliya Pituach, Israel, by no later than 6:59 a.m., Israel time, on August 21, 2023. Your Otonomo Ordinary Shares can be voted at the Special Meeting only if you are present or represented by a valid proxy. In order to provide for proper counting of your shareholder vote, in the enclosed proxy you are required to indicate whether you are a controlling shareholder of Otonomo, and whether you have a personal interest in the CEO Retention Bonus Proposal or in the CFO Retention Bonus Proposal; and, with respect to the Merger Proposal, indicate whether or not you are a shareholder listed in Section 320(c) of the Companies Law (i.e., whether you are an Urgently Related Person).

To make this indication with respect to the Merger Proposal, the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, check the box “YES” or “NO” in Item 1A, Item 2A and Item 3A, respectively, in the enclosed proxy card.

Q: What happens if I sell my Otonomo Ordinary Shares before the Special Meeting?

A: The record date for the Special Meeting is earlier than the date of the Special Meeting. If you own Otonomo Ordinary Shares on the Otonomo record date and transfer your Otonomo Ordinary Shares after the Otonomo record date but before the time of the Special Meeting, you will retain your right to vote such Otonomo Ordinary Shares at the Special Meeting, but the right to receive the merger consideration will pass to the person to whom you transferred your Otonomo Ordinary Shares. In order to receive the merger consideration, you must hold your Otonomo Ordinary Shares through the completion of the Merger Agreement.

Q: How do I cast my vote if I am an Otonomo shareholder of record?

A: If you are an Otonomo shareholder of record, you may vote in person at the Special Meeting or by submitting a proxy (including by voting deed) for the Special Meeting. In order for a proxy to be counted, it must be a duly executed proxy and received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than11:59 p.m., Eastern time, on August 20, 2023, or by Otonomo, at its executive offices located at 16 Abba Eban Blvd., Herzliya Pituach, Israel, by no later than 6:59 a.m., Israel time, on August 21, 2023. This will be deemed to have occurred only if such proxy is received by the above date and time, either by Otonomo at its principal executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, or by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 (other than proxies that are revoked or superseded before they are voted). If you submit an executed proxy but do not specify how to vote your proxy, your Otonomo Ordinary Shares will not be voted at the Special Meeting. Otonomo Ordinary Shares represented by any proxy received after the times specified above will not be counted as present at the meeting and will not be voted. For more detailed instructions on how to vote, see the section of this proxy statement/prospectus titled “Otonomo’s Special General Meeting.” If two or more persons are registered as joint owners of any Otonomo Ordinary Share, the right to attend the Special Meeting shall be conferred upon all of the joint owners, but the right to vote at the Special Meeting and/or the right to be counted as part of the quorum required for the Special Meeting shall be conferred exclusively upon the senior among the joint owners attending the Special Meeting, in person or by proxy (including by voting deed), and for this purpose seniority shall be determined by the order in which the names stand on Otonomo’s shareholder register.

Q: How do I cast my vote if my Otonomo Ordinary Shares are held in “street name” by my broker?

A: If you hold your Otonomo Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Otonomo Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Special Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Otonomo Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q: What will happen if I abstain from voting on the Merger Proposal or any of the other proposals to be considered at the Special Meeting?

A: Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Q: Can I change my vote after I have delivered my proxy?

A: You may revoke your proxy at any time before the vote is taken at the Special Meeting by (a) delivering to Otonomo at its principal executive offices located at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, Attention: General Counsel, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same Otonomo Ordinary Shares or (c) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy). Otonomo Ordinary Shares represented by properly executed proxies received by us no later than 6:59 a.m., Israel time, on August 21, 2023, or by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by no later than 11:59 p.m., Eastern time, on August 20, 2023, will, unless such proxies have been duly revoked or superseded, be voted at the Special Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to Otonomo at its principal executive offices located at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, Attention: General Counsel. If your Otonomo Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q: Who can help answer my questions?

A: If you have any further questions about the Merger or if you need additional copies of this proxy statement/prospectus, you can contact:

Otonomo Investor Contact

Juliet McGinnis, Senior Director of Communications

Email: press@otonomo.io

Urgently Investor Contact

Eileen Pacheco, Communications

Email: media@geturgently.com

Q: Where can I find more information about the companies?

A: You are urged to carefully read this proxy statement/prospectus. You can find more information about Urgently and Otonomo in the sections titled “Information about Urgently,” “Information about Otonomo” and “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes and exhibits hereto, to fully understand the Merger Agreement, the Merger and the other matters being considered at the Special Meeting of Otonomo shareholders. For additional information, see “Where You Can Find More Information” in this proxy statement/prospectus. Except where specifically noted, the information contained in this proxy statement/prospectus does not give effect to (i) the expected 1-for-90 reverse stock split of Urgently common stock, subject to approval by Urgently’s stockholders, the implementation and timing of which is to be determined by the Urgently Board, or (ii) the expected reverse share split of Otonomo Ordinary Shares at a ratio in the range of 1-for-10 to 1-for-20 (which final ratio is to be determined by Otonomo’s board of directors or any committee thereof), subject to approval by Otonomo’s shareholders.

The Companies

Urgent.ly Inc.

Urgently is a leading connected mobility assistance software platform, matching vehicle owners and operators with service professionals who deliver traditional roadside assistance, proactive maintenance and repair services. The traditional experience of a vehicle breakdown is often stressful and inconvenient, compounded by processes that lack transparency and lead to long wait times. Urgently offers an innovative alternative to this traditional experience, leveraging its digitally native software platform to match supply and demand in its network and deliver exceptional mobility assistance experiences at scale.

Incorporated in 2013, Urgently has devoted substantial capital resources to its development and has incurred losses since inception. The report from Urgently’s independent registered public accounting firm for the years ended December 31, 2022 and 2021 included an explanatory paragraph stating that Urgently has incurred losses from operations since inception, and is dependent on debt and equity financing to fund operating shortfalls, raising substantial doubt about its ability to continue as a going concern.

Urgently’s headquarters and principal executive offices are located at 8609 Westwood Center Drive, Suite 810, Vienna, VA 22182, telephone (571) 350-3600. Urgently’s website address is: www.geturgently.com. The contents of Urgently’s website are not deemed to be incorporated by reference into this registration statement.

U.O Odyssey Merger Sub Ltd.

Merger Sub is a newly formed company incorporated under the laws of the State of Israel and registered under No. 516747763 with the Companies Registrar, and a direct wholly owned subsidiary of Urgently. Merger Sub was formed solely for the purpose of effecting the Merger and has not carried on any activities other than those in connection with the Merger. The address and telephone number for Merger Sub’s principal executive offices are the same as those for Urgently.

Otonomo Technologies Ltd.

Otonomo Technologies Ltd., a company organized under the laws of the State of Israel, fuels an ecosystem of OEMs and fleets.

As part of Otonomo’s proprietary data platform, Otonomo has developed a robust suite of SaaS offerings that provide both OEMs and service providers with additional capabilities, and that incorporate vertically specific applications to meet different privacy, regulation, storage, visualization and data insight needs.

Privacy by design and neutrality are at the core of Otonomo’s platform, which enables compliance with regulations such as GDPR (as defined herein), CCPA (as defined herein), and other vehicle specific regulations, such as the European Union’s requirement/directive that OEMs share connected car data with third parties or the Massachusetts’ Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

In April 2023, Otonomo sunsetted its connected vehicle data services (“Connected Vehicle Data services”), which includes services relating to multi-layered data, standardized and blurred to remove identifiers.

The Merger (see page 123)

The terms and conditions of the Merger are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and, in its entirety, as it is the legal document that governs the Merger.

If the Merger Agreement is approved and adopted and the Merger is consummated, Merger Sub will merge with and into Otonomo, with Otonomo surviving as a direct wholly owned subsidiary of Urgently that will continue to be governed by Israeli law.

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding Otonomo Ordinary Share (excluding shares owned by Otonomo subsidiaries and shares to be canceled pursuant to the terms of the Merger Agreement) will be transferred to Urgently and the rights of the holder thereof will automatically convert into and represent the right to receive a number of shares of Urgently common stock equal to the Exchange Ratio set forth in the Merger Agreement.

Based on Otonomo’s and Urgently’s respective pro forma capitalization, and based on assumptions as of March 31, 2023 as to the anticipated valuations of Otonomo and Urgently, respectively, on the business day prior to the anticipated date of the Closing, the Exchange Ratio is estimated to be 1.42. This estimate is subject to adjustment prior to the Closing for Otonomo’s and Urgently’s capitalization at the Effective Time and the definitive amounts of Otonomo’s and Urgently’s respective valuations on the business day prior to the anticipated date of the Closing (and as a result, Urgently stockholders could own more, and Otonomo shareholders could own less, or vice versa, of the Combined Company).

At the Effective Time, each Otonomo RSU Award will be assumed by Urgently. Each Otonomo RSU Award will be automatically converted into an Adjusted RSU Award and will have the same terms and conditions as applied to the Otonomo RSU Award immediately prior to the Effective Time. The Adjusted RSU Awards will settle into a number of shares of Urgently common stock equal to the product obtained by multiplying (i) the number of Otonomo Ordinary Shares subject to the Otonomo RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio.

Each Otonomo In-the-Money Option will be accelerated, such that all Otonomo In-the-Money Options will be vested and exercisable as of not later than the Option Measurement Date.

Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that then remains outstanding and unexercised will be deemed to be exercised in full (on a “net exercise” cashless basis) and cancelled, and the holder of such Otonomo In-the-Money Option will receive a number of fully vested Otonomo Ordinary Shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date over the per share exercise price of such Otonomo In-the-Money Option, multiplied by (ii) the number of Otonomo Ordinary Shares subject to such Otonomo In-the-Money Option, by (b) the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date. Each Otonomo Option that then remains outstanding and unexercised and that is not an Otonomo In-the-Money Option will automatically be cancelled without any payment being made in respect thereof.

Each Otonomo Warrant that is outstanding and unexercised immediately prior to the Effective Time will be assumed by Urgently and automatically converted into an Assumed Warrant, which will have the same terms and conditions as applied to the Otonomo Warrants immediately prior to the Effective Time. The number of shares of Urgently common stock subject to each Assumed Warrant will be equal to the product obtained by multiplying (i) the number of Otonomo Ordinary Shares subject to the Otonomo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and the exercise price per share of Urgently common stock will be equal to the quotient of (x) the exercise price per Otonomo Ordinary Share immediately prior to the Effective Time divided by (y) the Exchange Ratio.

At the Closing, using the Exchange Ratio formula in the Merger Agreement, on a fully diluted basis and based on assumptions as of March 31, 2023, legacy Urgently stockholders are currently estimated to own approximately 67% of the Combined Company on a fully-diluted basis and legacy Otonomo shareholders are currently estimated to own approximately 33% of the Combined Company, in each case subject to change based on certain assumptions, including, but not limited to, (a) Otonomo’s net cash and thus its valuation as of Closing being approximately $100 million and (b) a valuation for Urgently equal to (x) $271.0 million plus (y) Urgently’s cash as of one business day prior to closing, less (z) Urgently’s transaction expenses, outstanding indebtedness and certain taxes, in each case as further described in the Merger Agreement.

Prior to the closing of the Merger, Urgently is expected to conduct a 1-for-90 reverse stock split of Urgently common stock, subject to approval by Urgently’s stockholders, the implementation and timing of which is to be determined by the Urgently Board.

In addition, prior to the closing of the Merger, Otonomo is expected to conduct a reverse share split at a ratio in the range of 1-for-10 to 1-for-20 (which final ratio is to be determined by the Otonomo Board or any committee thereof), subject to approval by Otonomo’s shareholders.

For a more complete description of the Merger and the Exchange Ratio please see the section titled “The Merger” beginning on page 123 in this proxy statement/prospectus.

Recommendation of the Otonomo Board and Otonomo’s Reasons for the Merger (see page 138)

At its meeting on February 8, 2023, the Otonomo Board evaluated the proposed Merger, including the terms and conditions of the Merger Agreement, and unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, Otonomo and its shareholders; (ii) approved the Merger Agreement, the Merger and the other transactions and actions contemplated by the Merger Agreement; (iii) determined that considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Urgently and Merger Sub in the Merger Agreement, no reasonable concern exists that Otonomo, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger and (iv) approved and determined to recommend the approval and adoption of the Merger Agreement, the approval of the Merger and approval of the other transactions contemplated by the Merger Agreement to the shareholders of Otonomo, all upon the terms and subject to the conditions set forth in the Merger Agreement. The directors who may be deemed to have a personal interest, as defined under the Companies Law, in the Merger, did not participate in the discussion and did not provide a vote for adopting the foregoing resolutions. For a discussion of the factors that the Otonomo Board considered in determining to recommend the approval and adoption of the Merger Proposal, the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, see the section titled “The Merger—Recommendation of the Otonomo Board and Otonomo’s Reasons for the Merger” beginning on page 138.

Urgently’s Reasons for the Merger (see page 142)

In the course of reaching its decision to approve the Merger, the Urgently Board held numerous meetings, consulted with Urgently’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors in making its determination that the Merger is advisable, fair to, and in the best interests of, Urgently and its stockholders. In arriving at its determination, the Urgently Board considered a variety of factors weighing positively in favor of the Merger, including:

•	the expected cash resources of the Combined Company and ability to deploy those resources to execute on the business plan of the Combined Company;

•	the benefit that the public listing of Urgently’s common stock in connection with the Merger will provide Urgently’s current stockholders with greater liquidity by owning publicly-traded stock; and

•

the terms and conditions of the Merger Agreement, including the determination that the expected relative percentage ownership of Otonomo’s shareholders and Urgently’s stockholders in the Combined Company was appropriate, based on the Urgently Board’s judgment and assessment of the approximate valuations of Otonomo (including the value of the net cash Otonomo is expected to provide to the Combined Company) and Urgently.

For additional information, please see the section titled “The Merger—Urgently’s Reasons for the Merger” beginning on page 142 of this proxy statement/prospectus.

Opinion of Duff & Phelps to the Otonomo Board (see page 146)

The Otonomo Board retained Kroll, LLC, operating through its Duff & Phelps Opinions Practice (“Duff & Phelps”) to serve as an independent financial advisor to the Otonomo Board, specifically to provide to the Otonomo Board a fairness opinion in connection with the Merger, which states that the Exchange Ratio is fair, from a financial point of view, to the Otonomo shareholders. On February 8, 2023, Duff & Phelps verbally rendered its opinion to the Otonomo Board (which was subsequently confirmed in writing on February 9, 2023), that, subject to the assumptions, qualifications and limiting conditions set forth in the written opinion, the Exchange Ratio is fair from a financial point of view to the holders of Otonomo’s Ordinary Shares.

The opinion was furnished for the use and benefit of the Otonomo Board in connection with their consideration of the Merger. Duff & Phelps has consented to the inclusion of the opinion in its entirety and the description hereof in this proxy statement/prospectus and any other filing Otonomo is required to make with the SEC in connection with the Business Combination (as defined in Duff & Phelps’ written opinion) if such inclusion is required by applicable law. The summary of Duff and Phelps’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex F to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in connection with the preparation of its opinion. However, neither Duff & Phelps’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Otonomo Board, any security holder of Otonomo or any other person as to how to act or vote with respect to any matter relating to the Merger. See “The Merger—Opinion of Duff & Phelps to the Otonomo Board.”

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 161)

At the Effective Time, each Otonomo Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and shares to be canceled pursuant to the terms of the Merger Agreement) will be deemed transferred under Israeli law to Urgently in exchange for the right to receive a number of shares of Urgently common stock, par value $0.001 per share, of Urgently equal to the Exchange Ratio.

Treatment of Otonomo Equity Incentives (see page 170)

Otonomo RSU Awards

At the Effective Time, each Otonomo RSU Award will be assumed by Urgently. Each Otonomo RSU Award will be automatically converted into an Adjusted RSU Award and will have the same terms and conditions as applied to the Otonomo RSU Award immediately prior to the Effective Time. The Adjusted RSU Awards will settle in the number of shares of Urgently common stock equal to the product obtained by multiplying (i) the number of Otonomo Ordinary Shares subject to the Otonomo RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio.

Otonomo Stock Options

At the Effective Time, Otonomo In-the-Money Options outstanding at the Option Measurement Date will be accelerated, such that all Otonomo In-the-Money Options will be vested and exercisable as of not later than the Option Measurement Date.

Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that then remains outstanding and unexercised will be deemed to be exercised in full (on a “net exercise” cashless basis) and cancelled, and the holder of such Otonomo In-the-Money Option will receive a number of fully vested Otonomo Ordinary Shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date over the per share exercise price of such Otonomo In-the-Money Option, multiplied by (ii) the number of Otonomo Ordinary Shares subject to such Otonomo In-the-Money Option, by (b) the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date. Each Otonomo Stock Option that then remains outstanding and unexercised and that is not an Otonomo In-the-Money Option will automatically be cancelled without any payment being made in respect thereof.

Otonomo Warrants

Each Otonomo Warrant that is outstanding and unexercised immediately prior to the Effective Time will be assumed by Urgently and automatically converted into an Assumed Warrant, which will have the same terms and conditions as applied to the Otonomo Warrants immediately prior to the Effective Time. The number of shares of Urgently common stock subject to each Assumed Warrant will be equal to the product obtained by multiplying (i) the number of Otonomo Ordinary Shares subject to the Otonomo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and the exercise price per share of Urgently common stock will be equal to the quotient of (x) the exercise price per Otonomo Ordinary Share immediately prior to the Effective Time divided by (y) the Exchange Ratio.

Conditions to the Completion of the Merger (see page 179)

To complete the Merger, Otonomo shareholders must approve the Merger Proposal. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 174)

The Merger Agreement contains “non-solicitation” provisions, pursuant to which, subject to specified exceptions:

•	Otonomo has agreed not to, and not to authorize or permit any of its subsidiaries or any of its or their respective representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate any inquiry, proposal or other offer that constitutes or would reasonably be expected to lead to an Otonomo Acquisition Proposal (as defined in the section of this proxy statement/prospectus titled “The Merger Agreement—Non-Solicitation”);

•	enter into any agreement with respect to any Otonomo Acquisition Proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any person any non-public information with respect to, or knowingly cooperate with, any inquiry, proposal or other offer that constitutes, or would reasonably be expected to lead to, any Otonomo Acquisition Proposal;

•	waive or release any person from, forbear in the enforcement of, or amend any confidentiality, standstill or similar contract or any confidentiality or standstill provisions of any other contract; or

•	authorize or commit to do any of the foregoing; and

•	Urgently has agreed not to, and not to authorize or permit any of its subsidiaries or any of its or their respective representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate any Urgently Acquisition Proposal (as defined in the section of this proxy statement/prospectus titled “The Merger Agreement—Non-Solicitation”);

•	enter into any agreement with respect to any Urgently Acquisition Proposal; or

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any person any non-public information with respect to, or knowingly cooperate with, any proposal that constitutes, or would reasonably be expected to lead to, any Urgently Acquisition Proposal.

Otonomo Adverse Recommendation Change (see page 175)

Subject to specified exceptions described in the Merger Agreement, Otonomo agreed that the Otonomo Board (and any committee thereof) may not take any of the following actions:

•

withdraw (or qualify or modify in a manner adverse to Urgently or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Urgently or Merger Sub), its recommendation that shareholders of Otonomo approve and adopt the Merger Agreement;

•	recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Otonomo Acquisition Proposal;

•

if an Otonomo Acquisition Proposal has been publicly announced or disclosed, fail to publicly reaffirm the recommendation that shareholders of Otonomo approve and adopt the Merger Agreement within ten business days after Urgently so requests;

•

make any recommendation or public statement in connection with a tender or exchange offer, or fail to recommend against such offer within ten business days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act, other than a recommendation against such offer or the issuance of a “stop, look and listen” communication by the Otonomo Board to Otonomo’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication);

•	fail to include the recommendation that shareholders of Otonomo approve and adopt the Merger Agreement; or

•	resolve or publicly propose to take any action described above.

Termination and Termination Fees (see page 182)

Either Urgently or Otonomo may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. If the Merger Agreement is terminated under specified circumstances, Otonomo will be required to pay Urgently a termination fee of $3.0 million or, in a certain circumstance, $1.5 million.

Voting Agreements (see page 183)

In order to induce Urgently to enter into the Merger Agreement, certain shareholders of Otonomo entered into voting agreements with Urgently and Otonomo pursuant to which each such shareholder has agreed, among other things, to vote all of his, her or its Otonomo Ordinary Shares in favor of the adoption of the Merger Agreement. These shareholders of Otonomo also agreed to vote against any competing Otonomo Acquisition Proposal.

As of February 9, 2023, the Otonomo shareholders subject to the Otonomo Voting Agreements beneficially own approximately 39% of the issued and outstanding Otonomo Ordinary Shares. These shareholders include certain executive officers and directors of Otonomo and certain other Otonomo shareholders holding a significant portion of the outstanding Otonomo Ordinary Shares.

Board of Directors and Management Following the Merger (see page 291)

In connection with the Merger, (a) Urgently will take all necessary corporate action to increase the size of the Urgently Board by two members, to a total of seven members, (b) Otonomo and Urgently will cooperate to designate Benjamin Volkow and a second director to be designated by Otonomo to fill two such vacancies and (c) Urgently will appoint Mr. Volkow to the Urgently Board as a Class III director, and such second Otonomo designee will be appointed by the Urgently Board as a Class II director, with such appointments effective upon Closing.

Following the Closing, Matthew Booth, Urgently’s current Chief Executive Officer and a member of the Urgently Board, and Timothy Huffmyer, Urgently’s current Chief Financial Officer, will continue to serve in such positions and Urgently will continue to be headquartered in Vienna, Virginia.

Interests of Certain Directors, Officers and Affiliates of Urgently and Otonomo (see page 159)

Interests of Urgently

None of Urgently’s executive officers or members of the Urgently Board is party to an arrangement with Otonomo, or participates in any Otonomo plan, program or arrangement, that provides such executive officer or director with financial incentives that are contingent upon the consummation of the Merger. Certain of Urgently’s directors and executive officers serving at the time this proxy statement/prospectus is declared effective will continue as the directors and executive officers of the Combined Company.

Interests of Otonomo

In considering the recommendation of the Otonomo Board with respect to the Merger Proposal, the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, Otonomo’s shareholders should be aware that Otonomo’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Otonomo’s shareholders generally. These interests are described in more detail in the section titled “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger.” The members of the Otonomo Board were aware of and considered these interests, among other matters, in evaluating the terms of the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Otonomo’s shareholders approve the Merger Proposal, the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal.

Material U.S. Federal Income Tax Consequences (see page 256)

The parties intend the Merger to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. Assuming the Merger so qualifies, and subject to the discussion under “Material U.S. Federal Income Tax Considerations,” a U.S. Holder generally will not recognize gain or loss for

U.S. federal income tax purposes on the exchange of Otonomo Ordinary Shares solely for shares of Urgently common stock pursuant to the Merger. If the Merger does not qualify as such a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, the receipt of Urgently common stock in exchange for Otonomo Ordinary Shares in the Merger would generally constitute a taxable exchange for U.S. federal income tax purposes and the corresponding tax consequences of the Merger would materially differ from those described herein.

Notwithstanding the parties’ intent, there are significant factual uncertainties as to whether the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code, and, therefore, the tax treatment of the Merger is inherently uncertain. Such qualification will depend, in part, on facts that will not be known until the time of Closing, shortly before Closing or following Closing, such as whether the receipt of Otonomo Ordinary Shares in the Merger is subject to certain Israeli withholding taxes. Moreover, even if the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, if Otonomo is or has been classified as a “passive foreign investment company,” or PFIC, under Section 1297 of the Code for any taxable year, which is expected to be the case for its taxable year ended December 31, 2022 and the taxable year in which the Merger occurs, a U.S. Holder that owned (or was deemed to own) Otonomo Ordinary Shares in such taxable year, under the Code and certain proposed Treasury Regulations, may be subject to certain adverse U.S. federal income tax consequences as a result of the Merger, including recognition of gain, unless certain exceptions apply, as described further in “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Passive Foreign Investment Company Rules.”

Neither Urgently nor Otonomo has sought, nor do they intend to seek, any ruling from the IRS, nor is the Closing conditioned on the receipt of, any ruling from the IRS with respect to the qualification of the Merger as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. No assurance can be given that the IRS will agree with the views expressed herein or in any opinions of counsel, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, neither Urgently nor Otonomo or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. For a more complete description of the U.S. federal income tax consequences of the Merger, see “Material U.S. Federal Income Tax Considerations” beginning on page 256.

Material Israeli Tax Consequences of the Merger (see page 267)

Generally, the exchange of Otonomo Ordinary Shares (and other rights) for the merger consideration would be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders and rights holders of Otonomo. However, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, Otonomo, with the assistance of Urgently, intends to file requests for tax rulings from the Israel Tax Authority with respect to (i) deferral of the obligation of Otonomo shareholders and warrant holders who elect to be part of such ruling (and each of such holders is a registered holder or holds 5% or more of Otonomo’s issued and outstanding shares), to pay Israeli tax with respect to consideration payable to such holder under the Merger in accordance with the provisions of Section 104H of the ITO, all subject to the conditions to be detailed in such ruling, (ii) instructions for withholding or exemption from withholding of Israeli tax on payments of merger consideration paid to Otonomo shareholders and warrant holders who are not included in the 104H ruling as described in the following section (i) (and generally acquired their shares or warrants on or after August 13, 2021 and hold less than 5% of Otonomo’s issued and outstanding shares) and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of 102 Securities and to Otonomo RSU Awards under Section 3(i) of the ITO. No assurance can be given that any of the aforementioned tax rulings will be obtained before the Closing or at all, or that, if obtained, such tax rulings will be granted under the conditions requested by Otonomo.

This proxy statement/prospectus contains a discussion of the material Israeli income tax consequences of the Merger and the ownership and disposition of Urgently common stock received in the Merger. This discussion does not address any non-Israel tax consequences. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the Merger and of the ownership and disposition of Urgently common stock received in the Merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.

Special Meeting and the Proposals (see page 116)

General; Date; Time; Place and Agenda

The Special Meeting will be held on August 21, 2023 at 5:00 p.m., Israel time, at Otonomo’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel. The Special Meeting is being held for the purpose of considering to approve: (i) the Merger Proposal, (ii) the CEO Retention Bonus Proposal and (iii) the CFO Retention Bonus Proposal. Approval of the Merger Proposal by Otonomo’s shareholders is a condition to the obligation of Otonomo, Urgently and Merger Sub to complete the Merger. The approval of each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal is not a condition to the obligation of Otonomo, Urgently and Merger Sub to complete the Merger.

Otonomo Record Date

Otonomo has fixed July 20, 2023 as the record date for the Special Meeting. If you were an Otonomo shareholder at the close of business on the Otonomo record date, you are entitled to vote on matters that come before the Special Meeting. As of July 12, 2023, there were 147,965,301 Otonomo Ordinary Shares entitled to be voted at the Special Meeting.

Quorum; Adjournment

No less than two Otonomo shareholders of record not in default in payment of any call on shares, present in person or by proxy, and holding or representing between them Otonomo Ordinary Shares conferring in the aggregate at least 25% of the voting power of Otonomo, shall constitute a quorum at the Special Meeting. A proxy may be deemed to be one or more shareholders pursuant to the number of shareholders represented by the proxy holder.

Broker non-votes and abstentions will be counted as present at the Special Meeting for the purpose of determining whether a quorum is present.

A broker non-vote occurs when a bank, broker or other nominee holding Otonomo Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

If within one-half hour from the time appointed for the holding of the Special Meeting a quorum is not present, the meeting shall be adjourned to August 28, 2023, at the same time and place. At any such adjourned meeting, any shareholder (not in default under the Articles) present in person or by proxy, shall constitute a quorum.

Required Votes

Under the Articles and the Companies Law, the approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal at a quorate Special Meeting and compliant with Section 320(c) of the Companies Law (not taking into consideration abstentions or broker non-votes), excluding any Otonomo Ordinary Shares that are held by Urgently, Merger Sub or an Urgently Related Person.

Under the Articles and the Companies Law, the approval of each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on such proposals at a quorate Special Meeting (not taking into consideration abstentions or broker non-votes). In addition, in order to approve each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, the Otonomo shareholders’ approval must either (i) include at least a majority of the Otonomo Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and who are not shareholders who have a personal interest (within the meaning of the Companies Law) in the approval of such proposals, not taking into consideration abstentions or broker non-votes or (ii) be obtained such that the total number of Otonomo Ordinary Shares held by non-controlling shareholders and non-interested shareholders voted against such proposals does not represent, in each case, more than two percent of the total voting rights in Otonomo.

For purposes of the foregoing conditions, a “personal interest” means a shareholder’s personal interest in an act or a transaction of a company (i) including the personal interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting power or has the right to appoint a director or the chief executive officer; and (ii) excluding an interest arising solely from the ownership of Otonomo Ordinary Shares. In determining whether a vote cast by proxy is disinterested, the conflict of interest/personal interest of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company) including, with respect to the Merger Proposal, a person who holds 25% or more of the voting rights at the general meeting of Otonomo if there is no other person who holds more than 50% of the voting rights of Otonomo. For these purposes, two or more persons holding voting rights in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. In order for your vote to be counted in respect of (a) the Merger Proposal, you must indicate on the proxy card or voting instruction form that you receive whether or not you are an Urgently Related Person by indicating “YES” or “NO” in Item 1A of the proxy card or voting instructions form, (b) the CEO Retention Bonus Proposal, you must indicate on the proxy card voting instruction form that you receive whether you are a controlling shareholder of Otonomo and/or whether you have a personal interest in the vote (as described above) by indicating “YES” or “NO” in Item 2A of the proxy card or voting instruction form and (c) the CFO Retention Bonus Proposal, you must indicate on the proxy card voting instruction form that you receive whether you are a controlling shareholder of Otonomo and/or whether you have a personal interest in the vote (as described above) by indicating “YES” or “NO” in Item 3A of the proxy card or voting instruction form. If you do not so indicate, your vote will not count towards the relevant tallies in respect of the votes on the Merger Proposal, the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal.

Prior to the approval of the Merger Agreement by the Otonomo Board, it was disclosed to the Otonomo Board that certain executive officers of Otonomo, including Mr. Benjamin Volkow, the Chairman of the Otonomo Board and Otonomo’s Chief Executive Officer, (i) have personal interests in the Merger (arising, in part, from the retention bonus being paid by Otonomo to certain executives officers in connection with the contemplated Merger in the aggregate amount of $1.47 million in cash (which includes, for the avoidance of doubt, the M&A Retention Bonus)) and (ii) may negotiate new employment/consulting terms with Urgently to go into effect after the Effective Time. Mr. Benjamin Volkow disclosed to the Otonomo Board prior to its approval of the Merger Agreement that (x) he is expected to serve as a director on the board of directors of Urgently after the Merger and that such service may rise to a personal interest and (y) pursuant to the terms of the Merger Agreement, Otonomo’s directors and executive officers will be entitled to continued indemnification and directors’ and officers’ liability insurance for a period of seven years after the Effective Time. In light of those personal interests, in accordance with the provisions of the Companies Law, the Merger Proposal was approved by the audit committee of the Otonomo Board prior to being approved by the Otonomo Board. In addition, the CEO Retention Bonus Proposal, the CFO Retention Bonus Proposal and the procurement of a tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years after the Effective Time were each approved by the compensation committee of Otonomo Board prior to being approved by the Otonomo Board. The aggregate voting rights of the Otonomo shareholders who are deemed to have a personal interest in the Merger by virtue of the foregoing are not expected to exceed 25% of the total voting rights in the Special Meeting. These interests are described in more detail in the section titled “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger.”

Please also see the section titled “Otonomo’s Special General Meeting” for further details.

Voting by Otonomo Directors and Executive Officers; Otonomo Voting Agreements

As of July 12, 2023, Otonomo’s directors and executive officers, and their affiliates, as a group, held in the aggregate approximately 16.7% of the issued and outstanding Otonomo Ordinary Shares.

Concurrently with the execution of the Merger Agreement, certain Otonomo shareholders entered into the Otonomo Voting Agreements. Pursuant to the Otonomo Voting Agreements, each Otonomo shareholder has agreed, among other things, to vote or cause to be voted certain issued and outstanding Otonomo Ordinary Shares beneficially owned by them and specified in such agreements at the Special Meeting during the term of the Otonomo Voting Agreements (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, including the Merger, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, and (C) any other transaction contemplated by the Merger Agreement or other matters that would reasonably be expected to facilitate the Merger, including any proposal to adjourn or postpone any meeting of the Otonomo shareholders to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against (A) any Otonomo Acquisition Proposal (as defined in the Otonomo Voting Agreements); (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Otonomo set forth in the Merger Agreement or of the Otonomo shareholder set forth in the Otonomo Voting Agreements; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by the Otonomo Voting Agreements or the Merger Agreement.

As of July 12, 2023, the Otonomo Ordinary Shares that are subject to the Otonomo Voting Agreements consist of approximately 39% of the issued and outstanding Otonomo Ordinary Shares. For more information, see the section titled “The Merger Agreement—Voting Agreements” and Annex D to this proxy statement/prospectus.

Otonomo expects that all of its directors and executive officers will vote their shares “FOR” the Merger Proposal.

Accounting Treatment

Urgently prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Urgently will be treated as the acquirer for accounting purposes.

Comparison of Stockholders’ Rights (see page 280)

Following the consummation of the Merger, the rights of Otonomo shareholders who become Urgently stockholders in the Merger will no longer be governed by the Articles and instead will be governed by the Proposed Charter and the Proposed Bylaws. See the section entitled “Comparison of Stockholder Rights” for further details.

Risk Factor Summary

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” in this proxy statement/prospectus. Such risks include, but are not limited to, the following:

•	If Urgently fails to acquire and retain new Customer Partners, or fails to do so in a cost-effective manner, Urgently may be unable to improve margins and achieve profitability;

•	Urgently faces significant competition in the mobility assistance industry and may be unsuccessful in maintaining and growing its market position against current and future competitors;

•	Urgently has a history of losses and may continue to generate operating losses for the foreseeable future;

•	Urgently may require additional capital, which may not be available on acceptable terms or at all;

•	Urgently is substantially dependent on a limited number of Customer Partners;

•

Urgently’s failure or the failure of Urgently’s third-party service providers to protect Urgently’s website, networks and systems against cybersecurity incidents, or otherwise to protect Urgently’s confidential information or that of its Consumers, Customer Partners and Service Providers, could damage Urgently’s reputation and brand and substantially harm its business, financial condition, and results of operations;

•

Urgently relies on AWS to deliver its platform to Consumers, and any disruption of, or interference with, Urgently’s use of AWS could adversely affect Urgently’s business, financial condition, and results of operations;

•

If Customer Partners terminate or do not renew their service contracts with Urgently or reduce their use of Urgently’s platform, Urgently’s revenue will decline and its operating results and financial condition may be adversely affected;

•	If Customer Partners do not expand their use of Urgently’s platform beyond their current roadside solutions, Urgently’s ability to grow its business and operating results may be adversely affected;

•	Urgently’s limited operating history and evolving business model makes it difficult to evaluate Urgently’s future prospects and the risks and challenges Urgently may encounter;

•	Urgently’s sales cycle with Customer Partners may be lengthy and variable, which may make it difficult for Urgently to forecast revenue and other operating results.

•	Urgently may need to change its pricing model for its platform’s offerings, which in turn could adversely impact results of operations;

•	Urgently and its Service Providers may face difficulties in meeting labor needs, which may impact Urgently’s ability to effectively operate its business;

•	Adverse economic conditions or reduced automotive usage may adversely impact Urgently’s business;

•	The loss of key senior management personnel or the failure to hire and retain highly skilled and other key personnel could negatively affect Urgently’s business;

•

The terms of Urgently’s existing credit facilities require Urgently to meet certain operating and financial covenants and place restrictions on Urgently’s operating and financial flexibility. If Urgently raises additional capital through debt financing, the terms of any new debt could further restrict Urgently’s ability to operate its business;

•

Urgently has in the past defaulted on certain financial, reporting and other covenants under each Loan Agreement. While Urgently has to date been successful in obtaining compliance waivers with respect to such covenant defaults, Urgently may not be able to do so in the future on terms advantageous to us or at all;

•	Urgently relies on unpatented proprietary technology, trade secrets, processes and know-how;

•

The unaudited pro forma condensed combined financial data for Urgently and Otonomo included in this proxy statement/prospectus is preliminary, and the Combined Company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus;

•	Following the Merger, the Combined Company may be unable to integrate successfully and realize the anticipated benefits of the Merger;

•

Otonomo’s Cost Reduction Initiative and associated organizational changes may not adequately reduce its operating costs or improve operating margins, may lead to additional workforce attrition, and may cause operational disruptions;

•	Otonomo has a limited operating history with history of losses and expects to incur significant expenses and continuing losses for the foreseeable future;

•

If Otonomo does not develop enhancements to its services and introduce new services that achieve market acceptance, its growth, business, results of operations and financial condition could be adversely affected;

•	If Otonomo is unsuccessful at investing in growth opportunities, its business could be materially and adversely affected;

•

Otonomo relies, in part, on partnerships to grow its business. The partnerships may not produce the expected financial or operating results Otonomo expects. In addition, if Otonomo is unable to enter into partnerships or successfully maintain them, its growth may be adversely impacted;

•

Otonomo’s business depends on expanding its base of data and insurance services consumers and consumers increasing their use of its services, and its inability to expand its base of consumers or any loss of consumers or decline in their use of its services could materially and adversely affect its business, results of operations and financial condition;

•

If Otonomo fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, its products may become less competitive;

•

Otonomo relies on the ability to access data from external providers at reasonable terms and prices. Otonomo’s data providers might restrict its use of, or refuse to license, data, which could lead to its inability to access certain data or provide certain services and, as a result, materially and adversely affect its operating results and financial condition;

•	The market for our services and platform is new and unproven, may decline or experience limited growth and is dependent in part on consumers continuing to adopt our platform and use our services; and

•

There is significant competition in the markets in which Otonomo offers its telematics services and products and its business, results of operations, financial condition and growth potential could be adversely affected if Otonomo fails to compete successfully.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 39 of this proxy statement/prospectus. Urgently and Otonomo both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 166)

The parties have not identified any antitrust or competition filings that will be required in connection with the consummation of the Merger.

UK NSIA

With respect to the United Kingdom (“UK”), the new investment screening regime under the UK NSIA came into full effect on January 4, 2022. Pursuant to the new investment screening regime, certain transactions involving entities that carry on specified activities in the United Kingdom must be approved by the UK Secretary of State before Closing. Urgently submitted the UK NSIA Notice to the UK Secretary of State within ten (10) business days following the execution of the Merger Agreement. The Closing of the Merger is subject to the UK Secretary of State: (i) confirming that no further action will be taken in relation to the Merger, (ii) making a final order in relation to the Merger pursuant to section 26(1)(a) of the UK NSIA allowing the Merger to proceed and, to the extent relevant, all conditions, provision or obligations contained in such final order necessary for completion of the Merger having been satisfied or complied with, or (iii) NSIA Approval. Urgently received NSIA approval on April 18, 2023.

Israeli Registrar of Companies

Pursuant to the Companies Law, each of Otonomo and Merger Sub is required to file with the Companies Registrar a merger proposal setting forth specified details with respect to the Merger within three (3) days of convening the Special Meeting to approve the Merger.

Pursuant to the Companies Law, a notification of the Merger must be sent to the secured creditors of each merging company, if any, within three (3) days after the applicable merging company’s merger proposal was filed with the Companies Registrar and, within four (4) business days of such filing, known substantial creditors, if any, must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the Merger by publication in two daily newspapers in Israel on the day that the applicable merger proposal is submitted to the Companies Registrar and, with respect to

Otonomo, in one daily newspaper in New York within three (3) business days of the date that the merger proposal is filed with the Companies Registrar. Both merging companies will notify their respective creditors of the Merger in accordance with these requirements, to the extent applicable. Within three (3) business days of each merging company notifying its creditors in accordance with the foregoing, both merging companies will notify the Companies Registrar of the notices given to their respective creditors.

In addition, pursuant to the Companies Law, because Otonomo employs more than 50 employees, Otonomo must post a copy of the publication placed in the Israeli newspapers in a prominent location in the workplace within three (3) business days after the merger proposal has been filed with the Companies Registrar.

Pursuant to the Companies Law, after the shareholders vote at the Special Meeting, each of Otonomo and Merger Sub must file a notice with the Companies Registrar regarding the approval of the Merger by Otonomo shareholders no later than three (3) days after the date on which such approval is received.

Assuming that the shareholders of Otonomo and Merger Sub approve the Merger (and all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as least thirty (30) days have elapsed after the approval of the Merger by shareholders of both companies and at least fifty (50) days have passed from the date of the filing of the merger proposal with the Companies Registrar, the Merger will become effective upon the issuance of a certificate of merger following a request to issue such certificate by Otonomo and Merger Sub, and upon such request the Companies Registrar will be required to register the Merger in the Companies register.

Israeli Securities Authority Approval

Both the issuance by Urgently of the merger consideration to Otonomo’s Israeli shareholders and the assumption by Urgently, pursuant to the Merger, of Otonomo RSU Awards that had been awarded to Israeli holders of Otonomo securities require compliance with the ISL. Accordingly, as soon as practicable after the execution of the Merger Agreement, Urgently has agreed to cause its Israeli counsel to prepare, in coordination with Otonomo, and file with the ISA an application, in form and substance reasonably acceptable to Otonomo, to obtain the ISA No-Action Letter. The obtainment of the ISA No-Action Letter is a closing condition to the Merger. The ISA No-Action Letter was obtained on June 13, 2023.

Israeli Tax Authority Rulings

In order to allow deferral of Israeli tax liability for holders of Otonomo Ordinary Shares and Otonomo Warrants, Otonomo, with the assistance of Urgently, intends to submit applications for tax rulings from the ITA. No assurance can be given that the tax rulings will be obtained before the Closing or at all, that, if obtained, such rulings will be granted under the conditions requested by Otonomo, or that such rulings will not apply to issues covered by the 102 Ruling. It should be noted that obtaining the 104H Tax Ruling (or the 104H Interim Ruling), the Withholding Tax Ruling (if not incorporated as part of the 104H Tax Ruling or the 104H Interim Ruling) and the 102 Ruling are closing conditions for the Merger, and Otonomo may not withdraw the application for such rulings without the prior consent of Urgently (such consent not to be unreasonably withheld). There can be no assurance that such tax rulings will be granted before the Closing, if at all, or that, if obtained, such tax rulings will be granted under the conditions requested by Otonomo. For further details concerning the substance of these rulings, please see the section titled “The Merger Agreement—Tax Rulings” in this proxy statement/prospectus.

Listing (see page 169)

Urgently will use its reasonable best efforts to cause the shares of Urgently common stock and Urgently Warrants to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time. Otonomo Ordinary Shares will be delisted from Nasdaq and deregistered under the Exchange Act, and Otonomo will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

Appraisal Rights and Dissenters’ Rights (see page 169)

Appraisal rights, which are also sometimes known as dissenters’ rights, are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined immediately prior to the Effective Time in cash, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under DGCL, Urgently stockholders are not entitled to appraisal rights in connection with the Merger or the issuance of shares of Urgently common stock as contemplated by the Merger Agreement.

Under the Companies Law, holders of Otonomo Ordinary Shares are not entitled to statutory appraisal rights in connection with the Merger.

Implications of being an “Emerging Growth Company” and a “Foreign Private Issuer”

Each of Urgently and Otonomo is, and consequently, following the Merger, the Combined Company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by JOBS Act. As such, the Combined Company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. For so long as the Combined Company remains an emerging growth company, it intends to rely on these exemptions. If some investors find the Combined Company’s securities less attractive as a result, there may be a less active trading market for the Combined Company’s securities and the prices of the Combined Company’s securities may be more volatile.

The Combined Company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which the Combined Company has total annual gross revenue of at least $1.235 billion, or (c) in which the Combined Company is deemed to be a large accelerated filer, which means the market value of the Combined Company’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the Combined Company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Otonomo is also considered a “foreign private issuer” and reports under the Exchange Act as a non-U.S. company with “foreign private issuer” status. As long as Otonomo qualifies as a “foreign private issuer” under the Exchange Act, it will be exempt from certain provisions of and intends to take advantage certain exemptions from the Exchange Act that are applicable to U.S. public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

Otonomo may take advantage of these reporting exemptions until such time as it is no longer a “foreign private issuer.” Otonomo could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Otonomo’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of the Otonomo’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Otonomo’s assets are located in the United States; or (iii) Otonomo’s business is administered principally in the United States. The Combined Company will not be considered a “foreign private issuer.”

Otonomo may choose to take advantage of some but not all of these reduced burdens. Otonomo has taken advantage of reduced reporting requirements in this proxy statement/prospectus. Accordingly, the information contained in this proxy statement/prospectus may be different from the information you receive from Otonomo’s competitors that are public companies, or other public companies in which you have made an investment.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA AND

PER SHARE FINANCIAL INFORMATION

The following table summarizes selected per share data for (i) Urgently and Otonomo for the three months ended March 31, 2023, in each case, on an unaudited historical basis, and audited historical financial information of Urgently and Otonomo for the year ended December 31, 2022, (ii) Urgently for the three months ended March 31, 2023 and the year ended December 31, 2022 on an unaudited pro forma combined basis giving effect to the Merger using the acquisition method of accounting and (iii) Otonomo for the three months ended March 31, 2023 and for the year ended December 31, 2022 on an unaudited pro forma equivalent basis based on the exchange ratio of 1.42 of a share of Urgently common stock per share for Otonomo common stock.

The following table reflects historical information about basic and diluted net loss per share attributable to common stockholders for the three months ended March 31, 2023 and for the year ended December 31, 2022, in the case of Urgently and Otonomo, and the book value per Urgently and Otonomo common share as of March 31, 2023, in each case, on a historical basis, and for the Combined Company on an unaudited pro forma condensed combined basis after giving effect to the Merger. The pro forma data of the Combined Company assumes the Merger was completed on January 1, 2022 and was derived by combining the historical consolidated financial information of Urgently and Otonomo. For a discussion of the assumptions and adjustments made in preparing the unaudited pro forma combined financial information presented in this document, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma per share data below is presented for illustrative purposes only. The pro forma adjustments to the statement of operations data are based on the assumption that the Merger was completed on January 1, 2022, and the pro forma adjustments to the balance sheet data are based on the assumption that the merger was completed on March 31, 2023.

Either company’s actual historical financial condition and results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved or of the future results of the Combined Company after the completion of the Merger.

You should read the information below together with the historical consolidated financial statements and related notes of Urgently and Otonomo as of and for the applicable periods, included elsewhere this proxy statement/prospectus, along with the information in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this proxy statement/prospectus.

	Urgently		Otonomo
	Historical	Pro forma combined	Historical	Pro forma equivalent
Net loss per share, basic and diluted
Three months ended March 31, 2023	$(1.27)	$(0.05)	$(0.11)	$(0.08)
Year ended December 31, 2022	(10.54)	(0.26)	(0.95)	(0.34)
Book value per share
As of March 31, 2023	(0.01)	0.12	0.84	0.17

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting with Urgently as the accounting acquirer. The selected unaudited pro forma condensed combined balance sheet data assumes the merger of Urgently and Otonomo took place on March 31, 2023. The selected unaudited pro forma condensed combined statements of operations data assumes the merger of Urgently and Otonomo took place on January 1, 2022.

The following selected unaudited pro forma condensed combined financial data is for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors.” The following selected unaudited pro forma condensed combined financial data should be read in conjunction with the sections titled “The Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this proxy statement/prospectus.

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data (in thousands, except per share amounts)	Three months ended March 31, 2023	Year ended December 31, 2022
Revenues	$51,417	$194,581
Net loss	(32,000)	(144,336)
Net loss per share attributable to common stockholders:
Basic and Diluted	(0.05)	(0.26)

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data (in thousands)	As of March 31, 2023
Total assets	$197,452
Total liabilities	124,181
Total stockholder’s equity	73,271

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Information

Urgently

Urgently is a private company and its shares of common stock and preferred stock are not publicly traded.

Otonomo

Otonomo Ordinary Shares and Otonomo Warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “OTMO” and “OTMOW,” respectively.

The closing price of Otonomo Ordinary Shares and Otonomo Warrants on February 8, 2023, the last trading day prior to the public announcement of the Merger, was approximately $0.53 per share and approximately $0.04 per warrant, respectively, in each case as reported on The Nasdaq Capital Market.

Assuming approval of the Merger Proposal and successful application for initial listing with Nasdaq, Urgently and Otonomo anticipate that the common stock and warrants of the Combined Company will be listed on Nasdaq following the Closing under the trading symbol “ULY” and “ULYW.”

As of July 12, 2023, Otonomo had 34 holders of record of Otonomo Ordinary Shares and 1 holder of record of Otonomo Warrants. For detailed information regarding the beneficial ownership of certain Urgently stockholders and Otonomo shareholders, see the section titled “Beneficial Ownership of Securities” on page 287 of this proxy statement/prospectus.

Dividends

Urgently has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. Otonomo has never paid or declared any cash dividends on its capital stock. Following completion of the Merger, the Combined Company intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company’s board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Combined Company’s board of directors deems relevant.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on Otonomo Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel at such time.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Merger and the Proposals to be voted on at the Special Meeting. Certain of the following risk factors apply to the business and operations of Urgently and will also apply to the business and operations of the Combined Company following the Closing of the Merger. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Merger, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of the Combined Company following the Merger. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Urgently and Otonomo that later may prove to be incorrect or incomplete.

Risks Related to the Merger

Neither Urgently nor Otonomo will have any right to make damage claims against the other party or its respective stockholders or shareholders for the breach of any representation, warranty or covenant made by either party in the Merger Agreement.

The Merger Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms contemplate performance after the Effective Time.

Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Merger Agreement after the Effective Time, except for covenants that by their terms contemplate performance after the Effective Time. As a result, Urgently will have no remedy available to it if the Merger is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Otonomo at the time of the Merger.

Urgently and Otonomo will incur significant transaction and transition costs in connection with the Merger.

Urgently and Otonomo have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Merger and operating as a public company following the consummation of the Merger. Urgently and Otonomo may also incur additional costs to retain key employees. All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid, whether or not the Merger is consummated, by the party incurring such fees or expenses.

Otonomo or Urgently may waive one or more of the conditions to the Merger.

Otonomo or Urgently may agree to waive, in whole or in part, some of the conditions to each party’s obligations to complete the Merger, to the extent permitted by applicable law. For example, it is a condition to Otonomo’s obligations to close the Merger that certain of Urgently’s representations and warranties are true and correct in all respects as of the Closing Date, except to the extent the failure of such representations and warranties of Otonomo to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect with respect to Urgently. However, if the Otonomo Board determines that it is in the best interest of the shareholders of Otonomo to waive any such breach, then the Otonomo Board may elect to waive that condition and consummate the Merger, which decision may have an adverse effect on the stockholders of the Combined Company following the Merger. For example, if such a breach was the result of a material adverse effect with respect to Urgently, the market could react negatively to such information, which may cause a substantial decline in the price of the common stock of the Combined Company following the Merger.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Urgently nor Otonomo is obligated to complete the Merger if there is a Material Adverse Effect affecting the other party between February 9, 2023, the date of the Merger Agreement, and the Closing. However, certain types of changes are excluded from the concept of a “Material Adverse Effect.” Such exclusions include but are not limited to changes in regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, industry wide changes, changes in GAAP or in the interpretation thereof, changes in applicable laws, rules or regulations or the interpretations thereof, the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, changes resulting from the announcement or pendency of the Merger Agreement and the Merger, and failures to meet internal budgets, plans or forecasts. If any of these events were to occur and impact Urgently or Otonomo, the other party would still be obligated to consummate the Closing. If any such events occur and the merger is consummated, the stock price of the Combined Company may suffer, thereby reducing the value of the Merger to the stockholders of Urgently, shareholders of Otonomo or both. For a more complete discussion of what constitutes a Material Adverse Effect on Urgently or Otonomo, see the section titled “The Merger Agreement—Conditions to Completion of the Merger.”

Some Otonomo directors and executive officers may have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Directors and executive officers of Otonomo may have interests in the Merger that are different from, or in addition to, the interests of other Otonomo shareholders generally. These interests with respect to Otonomo’s directors and executive officers may include, among others, that certain of Otonomo’s executives are entitled to, in connection with a qualifying termination of employment following the Closing (and within 12 months of the Closing), accelerated vesting of options and restricted share units with respect to Otonomo Ordinary Shares and the payment of severance (whether contractually or as required under applicable law), and that all of Otonomo’s directors and executive officers are entitled to continued indemnification and continued liability insurance coverage pursuant to the terms of the Merger Agreement. In addition, Otonomo has agreed to pay a retention bonus to certain of its executive officers in connection with the contemplated Merger in the aggregate amount of $1.47 million in cash (which includes, for the avoidance of doubt, the M&A Retention Bonus). In addition, Benjamin Volkow, Otonomo’s Chief Executive Officer and Chairman of the Otonomo Board, is expected to continue as a director of the Combined Company after the Effective Time, and, following the Closing, will be eligible to be compensated as a non-employee director of the Combined Company pursuant to the Urgently non-employee director compensation policy that is expected to be adopted in connection with the Closing. These interests are described in more detail in the section titled “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger. ”

The Urgently and Otonomo boards of directors were aware of and considered those interests, among other things, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement and certain related matters to Urgently stockholders and Otonomo shareholders.

If the Merger is not completed, the price of Otonomo Ordinary Shares may fluctuate significantly.

The market price of Otonomo Ordinary Shares is subject to significant fluctuations. During the 12-month period ended February 10, 2023, the closing sales price of Otonomo Ordinary Shares on The Nasdaq Stock Market ranged from a high of $2.10 on February 11, 2022 to a low of $0.23 on October 14, 2022. The market price of Otonomo Ordinary Shares will likely be volatile based on whether shareholders and other investors believe that Otonomo can complete the Merger and whether the Merger is beneficial to shareholders and investors. The volatility of the market price of Otonomo Ordinary Shares is exacerbated by low trading volume. Additional factors that may cause the market price of Otonomo Ordinary Shares to fluctuate include:

•

actual or anticipated differences in Otonomo’s estimates, or in the estimates of analysts, for Otonomo’s revenues, adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of the Nasdaq Stock Market;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	publication of research reports about Otonomo;

•	the performance and market valuations of other similar companies;

•

failure of securities analysts to initiate or maintain coverage of Otonomo, changes in financial estimates by any securities analysts who follow Otonomo or our failure to meet these estimates or the expectations of investors;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to Otonomo;

•	commencement of, or involvement in, litigation involving Otonomo;

•	broad disruptions in the financial markets, including sudden disruptions or benchmark rate transitions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines;

•

other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events;

•	future sales of Otonomo Ordinary Shares;

•	general and industry-specific economic conditions that may affect its expenditures; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Otonomo Ordinary Shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against such companies.

Urgently and Otonomo securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the legacy Urgently stockholders and the legacy Otonomo shareholders will own a smaller percentage of the Combined Company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, it is estimated that the legacy Urgently stockholders will own approximately 67% of the outstanding shares of the Combined Company and the legacy Otonomo shareholders are currently estimated to own approximately 33% of the outstanding shares of the Combined Company, in each case on a fully-diluted basis and based on assumptions as of March 31, 2023, and subject to the determination of the final Exchange Ratio pursuant to the terms set forth in the Merger Agreement.

During the pendency of the Merger, Urgently and Otonomo may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect each of their respective business prospects.

Covenants in the Merger Agreement impede the ability of Urgently and Otonomo to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may each be at a disadvantage to their respective competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, knowingly encouraging, or taking any other action designed to, or which would reasonably be expected to facilitate a proposal, offer or indication of interest with respect to certain transactions involving a third party, including a merger, sale of assets or other business combination (or, in the case of Otonomo, would reasonably be expected to lead to such a proposal), subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders or shareholders, but the parties may be unable to pursue them. For more information, see the section titled “The Merger Agreement—Non-Solicitation” beginning on page 174 of this proxy statement/prospectus.

Lawsuits may be filed against Otonomo and Urgently and the members of Otonomo’s and/or Urgently’s boards of directors in connection with the Merger in the future. An adverse ruling in any such lawsuit could result in an injunction preventing the completion of the Merger and/or substantial costs to Otonomo and/or Urgently.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Merger Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Otonomo’s and Urgently’s respective liquidity and financial condition.

One of the conditions to the Closing is that no injunction by any governmental entity having jurisdiction over Otonomo or Urgently has been entered and continues to be in effect and no law has been adopted, in either case that restrains, enjoins or otherwise prohibits the Closing. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected time frame or at all, which may adversely affect Otonomo’s, Urgently’s or the Combined Company’s respective business, financial position and results of operations. There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect Otonomo’s, Urgently’s or the Combined Company’s business, financial condition, results of operations and cash flows.

The financial projections for Urgently and Otonomo included in the section entitled “The Merger—Certain Unaudited Financial Projections”, which were considered by the Otonomo Board in evaluating the Merger and used by Otonomo’s financial advisor in rendering its fairness opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, the actual results for the Combined Company’s business may be materially different from the results reflected in the financial projections.

As further described in the section entitled “The Merger—Certain Unaudited Financial Projections”, in connection with the Otonomo Board’s evaluation of the Merger, preliminary internal financial forecasts for Urgently and Otonomo were prepared by the management of Urgently and Otonomo, respectively, solely for use by Otonomo’s financial advisor, Duff & Phelps, in connection with the rendering of its fairness opinion and performing its related financial analyses, as described below under “The Merger—Opinion of Duff & Phelps.” The financial forecasts and financial projections reflect numerous variables, estimates, assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions, and additional matters specific to Urgently’s or Otonomo’s business, as applicable) and forecasts made by Otonomo’s and Urgently’s respective management at the time the initial financial forecasts were prepared. If any of these variables, estimates and assumptions prove to be wrong, the actual results for the Combined Company’s business may differ materially from the results reflected in the financial projections.

If Urgently’s due diligence investigation of Otonomo, or Otonomo’s due diligence investigation of Urgently, was inadequate, then stockholders of the Combined Company could lose some or all of their investment.

Even though the respective management teams of Urgently and Otonomo conducted significant due diligence on the other party and engaged in comprehensive discussions regarding the terms of the Merger, neither Company can be sure that this due diligence uncovered all material issues that may be present inside Urgently or Otonomo or their respective businesses, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the control of Urgently and Otonomo will not later arise. Further, the Urgently Board did not obtain a formal fairness opinion to assist it in its determination. Accordingly, the Urgently Board may be incorrect in its assessment of the Merger.

Because the Combined Company will become a public reporting company by means other than a traditional underwritten initial public offering, Urgently stockholders may face additional risks and uncertainties.

Because the Combined Company will become a public reporting company by means of consummating the Merger rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of Urgently’s common stock, and, accordingly, Urgently stockholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the shares of common stock, Urgently stockholders must rely on the information included in this proxy statement/prospectus. Although Urgently performed a due diligence review and investigation of Otonomo in connection with the Merger that it believed to be reasonable, the lack of an independent due diligence review and investigation increases the risk of investment in Urgently because this due diligence investigation may not have uncovered facts that would be important to a potential investor.

In addition, because the Combined Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Combined Company. Investment banks may also be less likely to agree to underwrite follow-on or secondary offerings on behalf of the Combined Company than they might if it became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Combined Company as a result of not having performed similar work during the initial public offering process or because of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the Combined Company’s common stock could have an adverse effect on the Combined Company’s ability to develop a liquid market for its common stock. See “Risk Factors—Risks Related to the Merger—If securities analysts do not publish research or reports about the Combined Company’s business or if they downgrade the Combined Company’s stock or sector, the Combined Company’s stock price and trading volume could decline.”

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Urgently and Otonomo from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section titled “The Merger Agreement—Non-Solicitation.” In addition, if the Merger is not completed, Otonomo is subject to the following risks:

•	if the Merger Agreement is terminated under certain specified circumstances, Otonomo will be required to pay Urgently a termination fee of either $1.5 million or $3.0 million;

•	the price of Otonomo Ordinary Shares may decline and could fluctuate significantly; and

•

the incurrence of costs related to the Merger, such as financial advisor, legal and accounting fees, which Otonomo estimates will total approximately $3 million, $2 million, and $500,000, respectively, a majority of which must be paid even if the Merger is not completed.

If the Merger Agreement is terminated and the Urgently Board or Otonomo Board determines to seek another business combination, there can be no assurance that either Urgently or Otonomo will be able to find a partner with whom a business combination would yield greater benefits than the benefits to be provided under the Merger Agreement.

Because the lack of a public market for Urgently’s capital stock makes it difficult to evaluate the fair market value of Urgently’s capital stock, the shareholders of Otonomo may receive consideration in the Merger that is less than the fair market value of Otonomo’s capital stock.

The outstanding capital stock of Urgently is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Urgently’s capital stock. Because the percentage of Urgently equity to be issued to Otonomo shareholders was determined based on negotiations between the parties, it is possible that the value of the Urgently common stock to be received by Otonomo shareholders will be less than the fair market value of Otonomo’s capital stock.

If the Merger does not qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, U.S. Holders of Otonomo Ordinary Shares may recognize gain or loss for U.S. federal income tax purposes.

The parties intend the Merger to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code; however, notwithstanding the parties’ intent, there are significant factual uncertainties as to whether the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code, and, therefore, the tax treatment of the Merger is inherently uncertain. Such qualification will depend, in part, on facts that will not be known until the time of Closing, shortly before Closing or following Closing, such as whether the receipt of Otonomo Ordinary Shares in the Merger is subject to certain Israeli withholding taxes. Moreover, even if the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, if Otonomo is or has been classified as a “passive foreign investment company,” or PFIC, under Section 1297 of the Code for any taxable year, a U.S. Holder that owned (or was deemed to own) Otonomo Ordinary Shares in such taxable year, under the Code and certain proposed Treasury Regulations, may be subject to certain adverse U.S. federal income tax consequences as a result of the Merger, including recognition of gain, unless certain exceptions apply, as described further in “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Passive Foreign Investment Company Rules.”

The Merger is not conditioned on the receipt of an opinion of counsel that the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, and neither Urgently nor Otonomo or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. If the Merger were to fail to qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders of Otonomo Ordinary Shares generally would recognize gain or loss, as applicable, equal to the difference between (i) the fair market value of the Urgently common stock received by such U.S. Holder in the Merger, if any, and (ii) such U.S. Holder’s adjusted tax basis in its Otonomo Ordinary Shares.

U.S. Holders of Otonomo Ordinary Shares are urged to carefully review the section titled “Material U.S. Federal Income Tax Considerations” for more information and to consult with their tax advisors as to the particular consequences that may apply to such U.S. Holder as a result of the Merger.

Even if the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, if Otonomo is or has been classified as a “passive foreign investment company,” or PFIC, under Section 1297 of the Code, a U.S. Holder that owned (or was deemed to own) Otonomo Ordinary Shares in such taxable year, under the Code and certain proposed Treasury Regulations, may be subject to certain adverse U.S. federal income tax consequences as a result of the Merger, including recognition of gain, unless certain exceptions apply. Based on the composition of Otonomo’s income and assets, and the market value of its shares and assets (including unbooked goodwill), including the composition of income and assets and the market value of shares or assets, as applicable, of its subsidiaries, Otonomo believes it was a PFIC for its taxable year ended December 31, 2022, and, based on the current and anticipated composition of its and its subsidiaries’ income, assets and operations, Otonomo believes it is likely to be a PFIC for its taxable year in which the Merger occurs. Moreover, if any of Otonomo’s non-U.S. subsidiaries is determined to be a PFIC, certain special rules may apply with respect to an indirect disposition of such subsidiary.

Furthermore, Otonomo believes its taxable year ended December 31, 2022 is the first taxable year in which it was a PFIC. U.S. Holders of Otonomo Ordinary Shares should consult their tax advisors regarding the application of the PFIC rules to them with respect to the Merger and any elections available to such U.S. Holder. To the extent any U.S. Holder makes a QEF Election to include in income certain of Otonomo’s earnings in order to mitigate the impact of the PFIC rules, the amount of such income inclusion may be affected by certain actions taken by Urgently during a period following the Closing.

See the section titled “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Passive Foreign Investment Company Rules.”

U.S. Holders with QEF Elections in effect with respect to Otonomo may be subject to taxable income inclusions as a result of Otonomo’s and its non-U.S. subsidiaries’ post-Closing actions and operations.

As discussed further under the section titled “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Passive Foreign Investment Company Rules,” if Otonomo is a PFIC for its taxable year ended December 31, 2022 or its taxable year which includes Closing, U.S. Holders may choose to make a QEF Election with respect to Otonomo to avoid certain adverse tax consequences on a disposition of Otonomo Ordinary Shares, including such consequences under the Code and certain proposed Treasury Regulations with respect to the Merger.

A U.S. Holder with a valid QEF Election in effect with respect to Otonomo generally would not be subject to the adverse PFIC rules on a disposition of its Otonomo Ordinary Shares, but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Otonomo during the taxable years in which Otonomo is a PFIC, whether or not such amounts are actually distributed. Moreover, if any of Otonomo’s non-U.S. subsidiaries is determined to be a PFIC, certain special rules may apply with respect to an indirect disposition of such subsidiary. If Otonomo is a PFIC for its taxable year that includes the Closing, a U.S. Holder with a QEF Election in effect would include in income its pro rata share of Otonomo’s ordinary earnings and net capital gain for the taxable year that includes the Closing. Although a U.S. Holder’s pro rata share of Otonomo’s ordinary earnings and net capital gain would generally only include the portion of the taxable year through the Closing Date, because ordinary earnings and net capital gain are generally calculated on an annual basis, ordinary earnings and net capital gain from the post-Closing portion of the taxable year that includes the Closing would generally impact the calculation.

U.S. Holders of Otonomo Ordinary Shares are urged to carefully review the section titled “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Passive Foreign Investment Company Rules” for more information and to consult with their own tax advisors as to the particular consequences that may apply if such U.S. Holder has a valid QEF Election in effect for the taxable year that includes the Closing.

Following the Merger, Non-U.S. Holders of Urgently common stock may be subject to U.S. federal withholding and income tax.

Distributions to Non-U.S. Holders with respect to Urgently common stock will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) to the extent such distributions are dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates and, for Non-U.S. Holders that are corporations, may be subject to an additional branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty).

Additionally, and subject to the limitations and qualifications described in the section titled “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences to Non-U.S. Holders of Urgently Common Stock Following the Merger”, if Urgently is a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes, a Non-U.S. Holder may be subject to U.S. federal income tax on the sale or other disposition of Urgently common stock. Urgently does not believe it is a USRPHC and does not anticipate becoming a USRPHC following the Merger. Because the determination of whether Urgently is a USRPHC depends on the fair market value of its U.S. real property interests relative to the fair market value of its other business assets and its non-U.S. real property interests, however, there can be no assurance Urgently will not become a USRPHC in the future.

Non-U.S. Holders of Otonomo Ordinary Shares are urged to carefully review the section titled “Material U.S. Federal Income Tax Considerations” for more information and to consult with their own tax advisors as to the particular consequences that may apply to such Non-U.S. Holder.

Urgently’s ability to use net operating loss (“NOL”) carryforwards and other tax attributes may be limited in connection with the proposed Merger and other ownership changes.

Urgently has incurred significant net losses during its history and its ability to become profitable in the near future is uncertain. To the extent that Urgently continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). As of December 31, 2022, Urgently had approximately $164.6 million and $94.8 million of federal and state NOLs, respectively.

Federal NOLs incurred in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding such loss, and NOLs arising in tax years beginning after December 31, 2020 may not be carried back. Moreover, federal NOLs generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs may be limited to 80% of Urgently’s taxable income annually for tax years beginning after December 31, 2020. Urgently’s NOL carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock increases their ownership by more than 50 percentage points over their lowest ownership percentage within a specified testing period. Urgently’s existing NOLs or credits may be subject to limitations arising from previous ownership changes, and Urgently will likely undergo an ownership change in connection with the proposed Merger, which may further limit its ability to utilize NOLs or credits under Sections 382 and 383 of the Code. In addition, future changes in Urgently’s stock ownership, many of which are outside of Urgently’s control, could result in an ownership change under Sections 382 and 383 of the Code. Urgently’s NOLs or credits may also be impaired under state law. Accordingly, Urgently may not be able to utilize a material portion of its NOLs or credits. If Urgently determines that an ownership change has occurred and Urgently’s ability to use its historical NOLs or credits is materially limited, it would harm Urgently’s future operating results by effectively increasing Urgently’s future tax obligations. Section 382 and 383 of the Code would apply to all net operating loss and tax credit carryforwards, whether the carryforward period is indefinite or not. If Urgently earns taxable income, such limitations could result in increased future tax liability to Urgently and its future cash flows could be adversely affected.

Risks Related to Urgently

Risks Related to Urgently’s Business and Industry

If Urgently fails to acquire and retain new Customer Partners, or fails to do so in a cost-effective manner, Urgently may be unable to improve margins and achieve profitability.

Urgently’s success depends on its ability to acquire and retain new Customer Partners and to do so in a cost-effective manner. In order to expand its Customer Partners base, Urgently must appeal to, and acquire, Customer Partners, some of which have historically purchased their roadside assistance from legacy roadside service providers, the websites of Urgently’s competitors, other third-party mobility assistance service providers, or Urgently’s Service Providers’ own websites. Urgently has made significant investments related to Customer Partner acquisition and expects to continue to spend significant amounts to acquire additional Customer Partners. Urgently cannot assure you that the total revenue from the new Customer Partners that Urgently acquires will ultimately exceed the cost of acquiring those Customer Partners. If Urgently fails to deliver and market a robust product and service selection that matches Consumer preferences, or if Customer Partners do not perceive the products and services Urgently offers to be of high value and quality, Urgently may be unable to acquire or retain Customer Partners. If Urgently is unable to acquire or retain Customer Partners who subscribe to services in volumes sufficient to grow its business, Urgently may be unable to generate the scale necessary to achieve operational efficiency and drive beneficial network effects with its Service Providers. Consequently, Urgently’s prices may increase, or may not decrease to levels sufficient to generate Customer Partners interest, and total revenue may decrease and margins and profitability may decline or not improve. As a result, Urgently’s business, financial condition and results of operations may be materially and adversely affected.

Urgently faces significant competition in the mobility assistance industry and may be unsuccessful in maintaining and growing its market position against current and future competitors.

The market for mobility assistance is highly competitive, rapidly evolving and fragmented, and is subject to rapid changes in technology, vehicle requirements, Customer Partner requirements, Service Provider network capabilities, and industry standards, in part driven by the shift to mobility assistance. If Urgently fails to keep up with such rapid changes and requirements, or if Urgently fails to otherwise positively differentiate its product offerings or platform experience from its competitors, Urgently’s business, financial condition and results of operations could be materially and adversely affected.

Urgently primarily competes with legacy roadside assistance providers, including large motor clubs, smaller and emerging providers of roadside assistance services, and technologically-driven platforms offering mobility assistance services. A number of companies have developed or are developing products and services that compete with some or all of Urgently’s products or have functionalities similar to those of Urgently’s solution.

Urgently’s competitors may also engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, or adopt more aggressive partnerships and pricing strategies (including but not limited to predatory pricing policies and the provision of substantial discounts). These factors may allow Urgently’s competitors to build or maintain larger customer bases, derive greater revenue and profits from their existing customer base, acquire customers at lower costs, retain customers using their balance sheet, or respond more quickly than Urgently can to new or emerging technologies and changes in Consumer preferences or habits.

In addition, Urgently currently competes and may compete in the future for partnerships with large fleet management, automobile, ride hailing and other companies in the automotive industry. Urgently believes that companies with a combination of technical expertise, brand recognition and financial resources may pose a significant threat of developing competing mobility assistance capabilities. As a result, Urgently’s competitors may be better capitalized or better positioned to acquire, invest in or partner with other recognized brands. Additionally, some of Urgently’s competitors offer competing services, and they may devote greater resources than Urgently has available, have a more accelerated time frame for deployment and leverage their existing customer base and proprietary technologies to provide services or a user experience that Consumers may view as superior.

If Urgently is unable to offer, develop and innovate new features, technology, products and services, or if Urgently is unable to monetize new features and services in a timely manner, Urgently may lose its position in the market. Urgently’s ability to maintain its competitive advantage depends on a number of factors, including:

•	platform functionality, including dispatch agility, flexibility and performance at scale;

•	consistency of Consumer experience;

•	Consumer safety, transparency, and security;

•	algorithmic dispatching to ensure the best Service Provider for each job;

•	rich data and analytics;

•	Service Provider response time;

•	digital engagement paths;

•	Urgently’s ability to address a variety of evolving Customer Partner and Consumer needs, requirements and use cases; and

•	brand awareness and reputation.

Adverse developments with respect to one or more of the foregoing factors could adversely affect Urgently’s business, financial condition and results of operations.

Urgently has a history of losses and may continue to generate operating losses for the foreseeable future.

Urgently incurred net losses of $96.0 million, $56.3 million, $17.7 million and $21.2 million during the fiscal years ended December 31, 2022 and 2021 and the three months ended March 31, 2023 and 2022, respectively, and, as of March 31, 2023, Urgently had an accumulated deficit of $247.2 million. Urgently expects its losses to continue as it makes significant investments towards growing its business and operating as a public company. Urgently expects to incur significant additional legal, accounting and other expenses as a newly public company and as it invests in expanding its general and administrative infrastructure. Urgently has invested, and expects to continue to invest, substantial financial and other resources in developing its platform, including expanding platform offerings, broadening its service provider network, developing or acquiring new platform features and services, expanding into new markets and geographies, and increasing sales efforts. These expenditures will make achieving and maintaining profitability more difficult, and these efforts may also be more costly than Urgently expects and may not result in increased revenue or growth in Urgently’s business. Any failure to increase revenue sufficiently to keep pace with investments and other expenses could prevent Urgently from achieving or maintaining profitability or positive cash flow on a consistent basis. As a result, Urgently can provide no assurance as to whether or when it will achieve profitability. If Urgently is not able to achieve and maintain profitability, Urgently may be unable to continue as a going concern, the value of the Combined Company’s common stock could decline significantly, and you could lose some or all of your investment. See “Risk Factors—Risks Related to Urgently—Risks Related to Urgently’s Business and Industry—For the years ended December 31, 2022 and 2021, Urgently’s independent registered public accounting firm included an explanatory paragraph relating to Urgently’s ability to continue as a going concern in its report on Urgently’s audited financial statements.”

Urgently may require additional capital, which may not be available on acceptable terms or at all.

Urgently cannot guarantee that its business will generate sufficient cash flow from operations to fund its capital investment requirements or other liquidity needs. To support its growing business, Urgently must have sufficient capital to continue to make significant investments in its platform and scale its ability to support its customers. Urgently intends to continue to make investments to support its business and may require additional funds. In particular, Urgently may seek additional funding to support ongoing operations, to undertake capital expenditures or to undertake any acquisitions or other merger transactions. Urgently cannot be certain that additional financing will be available to it on favorable terms, or at all. Accordingly, Urgently may need to engage in additional equity or debt financings to secure additional funds. If Urgently raises additional equity financing, Urgently stockholders may experience significant dilution of their ownership interests and the market price of Urgently’s common stock could decline. Additionally, any new equity securities Urgently issues could have rights, preferences and privileges superior to those of holders of Urgently’s common stock. If Urgently engages in additional debt financing, the holders of such debt may have payment priority over the holders of common stock, and Urgently may be required to accept terms that restrict its operations or its ability to incur additional indebtedness or to take other actions that would otherwise be in the interests of the debt holders. This could also make it difficult for Urgently to obtain additional capital and to pursue business opportunities. Any of the above could harm Urgently’s business, financial condition and results of operations, and if Urgently is unable to obtain adequate financing on satisfactory terms when required, Urgently’s ability to continue to support its business growth and respond to business challenges could be significantly limited, and its business, financial condition and results of operations would be adversely affected.

Disruptions or declines in the global capital markets and/or a decline in Urgently’s financial performance, outlook, or credit ratings (or other factors of creditworthiness) could cause Urgently to incur higher borrowing costs and experience greater difficulty accessing public and private markets for debt. There can be no assurance that Urgently’s liquidity will not be affected by changes in the financial markets and the global economy or that Urgently’s capital resources will at all times be sufficient to satisfy its liquidity needs. Urgently’s inability to raise financing, on reasonable terms or at all, may adversely affect its ability to fund operations, meet contractual commitments, make future investments or desirable acquisitions, or respond to competitive challenges and may have a material adverse effect upon Urgently’s business, financial condition, results of operations or prospects.

Urgently is substantially dependent on a limited number of Customer Partners.

Urgently’s customer base is concentrated with its top three Customer Partners representing 59% of its revenue for the three months ended March 31, 2023, and each such Customer Partner accounting for over 10% of Urgently’s revenue for the three months ended March 31, 2023. Most of Urgently’s significant Customer Partners are able to terminate their agreements with Urgently for convenience on limited notice. Additionally, most of Urgently’s agreements with Customer Partners are non-exclusive and do not generally include guaranteed volume or revenue achievement during the contract period.

If Urgently were to lose any of its significant Customer Partners, or experience reduced volume from any of its significant Customer Partners, revenue could decline and Urgently’s business and results of operations could be materially and adversely affected. These negative effects could be exacerbated by consolidation of Customer Partners, changes in the mandates for technologies or solutions provided by Customer Partners to Consumers, changes in demand for Urgently’s solutions, selection by Urgently’s Customer Partners of its competitors, Customer Partner bankruptcies or pricing competition, any one of which may result in even fewer Customer Partners accounting for a high percentage of Urgently’s revenue.

Urgently’s failure or the failure of Urgently’s third-party service providers to protect Urgently’s website, networks and systems against cybersecurity incidents, or otherwise to protect Urgently’s confidential information or that of its Consumers, Customer Partners and Service Providers, could damage Urgently’s reputation and brand and substantially harm its business, financial condition, and results of operations.

Urgently’s business involves the collection, storage, processing, and transmission of certain personal data and other sensitive and proprietary data of its Customer Partners, Service Providers and Consumers. Additionally, Urgently maintains sensitive and proprietary information relating to its business, such as its own proprietary information and personal data relating to its employees. Although Urgently has developed systems and processes that are designed to protect the personal data of its Customer Partners, Service Providers and Consumers that utilize Urgently’s platform and Urgently’s other proprietary and confidential information, protect Urgently’s systems, prevent data loss, and prevent other security breaches and security incidents, Urgently cannot guarantee security in the future. The IT and infrastructure used in Urgently’s business may be vulnerable to breakdowns, disruptions, and cyberattacks or security breaches and incidents from various sources, including inadvertent or intentional actions by Urgently’s employees, contractors, and/or other third parties, or from cyber-attacks by malicious third parties (including supply chain cyber-attacks or the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise Urgently’s system infrastructure or lead to the loss, destruction, alteration, prevention of access to, disclosure, or dissemination of, or damage or unauthorized access to or other processing of, Urgently’s data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information) or data that is processed or maintained on Urgently’s behalf, including personal data and other sensitive and proprietary data of Urgently’s Customer Partners, Service Providers, Consumers, employees’ personal data, or other sensitive and proprietary data, accessible through those systems. Employee error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident. Although Urgently has policies restricting access to the personal information it stores, these policies may not be effective in all cases.

Any breach of privacy, or any security breach or other incidents, could interrupt Urgently’s operations, result in Urgently’s platform being disrupted or unavailable, result in loss of or improper access to, or acquisition, modification, unavailability, disclosure, or other processing of, data, and result in fraudulent transfer of funds. Further, any such incident, or the perception it has occurred, could harm Urgently’s reputation, brand, and competitive position, damage Urgently’s relationships with third-party partners, and result in claims, demands, and litigation, regulatory investigations and proceedings, and significant legal, regulatory, and financial exposure, including ongoing monitoring by regulators, and any such incidents or any perception that Urgently’s security measures are inadequate could lead to loss of Customer Partner, Service Provider or Consumer confidence in, or decreased use of, Urgently’s platform, any of which could adversely affect its business, financial condition, and results of operations.

Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which Urgently shares or discloses data (including, for example, Urgently’s third-party technology providers and its Service Providers) could have similar effects. Further, any cyberattacks or actual or perceived security or privacy breaches or other incidents directed at, or suffered by, Urgently’s competitors could reduce confidence in the industry as a whole and, as a result, reduce confidence in Urgently. Urgently also expects to incur significant costs in an effort to detect and prevent privacy and security breaches and other privacy- and security-related incidents, and Urgently may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

Additionally, defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management’s attention. Urgently cannot be certain that its insurance coverage will be adequate for data handling or data security costs or liabilities actually incurred, that insurance will continue to be available to Urgently on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Urgently that exceed available insurance coverage, or the occurrence of changes in Urgently’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on Urgently’s reputation, brand, business, financial condition, and results of operations.

Urgently relies on Amazon Web Services (“AWS”) to deliver its platform to Consumers, and any disruption of, or interference with, Urgently’s use of AWS could adversely affect Urgently’s business, financial condition, and results of operations.

Urgently’s Consumers need to be able to access Urgently’s platform at any time, without interruption or degradation of performance. Urgently’s platform depends, in part, on the virtual cloud infrastructure hosted by AWS. Although Urgently has disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond Urgently’s control, could adversely affect Urgently’s cloud-native platform. Additionally, AWS may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have become more prevalent, particularly against cloud-native services and vendors of security solutions. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of Urgently’s data or Consumers’ data or disrupt Urgently’s ability to provide its platform or service. A prolonged AWS service disruption affecting Urgently’s cloud-native platform for any of the foregoing reasons could interrupt or degrade the performance of Urgently’s platform and adversely impact Urgently’s ability to serve Consumers and could damage Urgently’s reputation with current and potential Customer Partners and Consumers, expose Urgently to liability, result in substantial costs for remediation, cause Urgently to lose Customer Partners, or otherwise harm Urgently’s business, financial condition, or results of operations. Urgently may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS services Urgently uses.

Urgently has entered into AWS’s standard twelve-month contract. In the event that Urgently’s AWS contract is terminated, or there is a lapse of service, elimination of AWS services or features that Urgently utilizes, or damage to such facilities, Urgently could experience interruptions in access to its platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting Urgently’s platform for deployment on a different cloud infrastructure service provider, which would adversely affect Urgently’s business, financial condition, and results of operations.

If Customer Partners terminate or do not renew their service contracts with Urgently or reduce their use of Urgently’s platform, Urgently’s revenue will decline and its operating results and financial condition may be adversely affected.

The initial terms of Urgently’s service contracts with Customer Partners are typically three years, often on a non-exclusive basis, and are terminable by either party on 90 days’ advance written notice. Urgently’s service contracts with Customer Partners also do not generally include guaranteed volume or revenue achievement during the contract period, and Urgently’s Customer Partners have no obligation to renew their contract following expiration. In some cases, the contracts automatically renew (with each party having the option to elect not to renew), but in circumstances where that is not the case, Urgently’s Customer Partners may unilaterally elect not to renew, may seek to renew for lower service pricing or for shorter contract lengths, or may choose to renew for the same or fewer roadside solutions over time. Further, most of Urgently’s Customer Partners are able to terminate their agreements with Urgently for convenience on limited notice. As a result, there can be no assurance that Urgently’s existing Customer Partners will maintain or renew their service contracts, or that future service contracts with existing Customer Partners will include the same package of roadside solutions. Even if Customer Partners do not terminate their agreements, there can be no assurance that Customer Partners will not reduce their use of Urgently’s platform, which could negatively impact Urgently’s business and results of operations.

Urgently’s renewal rates may decline or fluctuate as a result of a number of factors, including, among others, leadership changes within Urgently’s Customer Partners resulting in loss of sponsorship, limited Customer Partner resources, pricing changes by Urgently or its competitors, and Consumer satisfaction with Urgently’s platform, procurement or budgetary decisions. Deteriorating general economic conditions including, among other things, inflationary pressure, supply chain challenges and the impacts of increased interest rates, impact the affordability of buying a car for the average Consumer. Any reduction in vehicular sales may negatively impact Customer Partners’ financial condition and their willingness to renew or maintain contracts with Urgently.

Additionally, OEMs, automotive insurance companies and other Customer Partners typically require potential mobility assistance providers to participate in a competitive request for proposal (“RFP”) process at the end of each contract term. If Urgently fails to consistently win renewals of existing Customer Partner business, Urgently’s business, financial condition and results of operations could be materially and adversely affected.

To the extent Urgently’s base of Customer Partners continues to grow, contract renewals, including the selection of additional roadside solutions, by renewing Customer Partners will become an increasingly important part of Urgently’s results. If Urgently’s Customer Partners terminate or do not renew their service contracts, or decrease the amount they spend, revenue will decline and Urgently’s business will be harmed.

If Customer Partners do not expand their use of Urgently’s platform beyond their current roadside solutions, Urgently’s ability to grow its business and operating results may be adversely affected.

Urgently’s ability to grow its business depends in part on its ability to encourage current and future Customer Partners to subscribe to Urgently’s higher prices, expand into higher-priced packages with more extensive features, or to purchase greater capacity. If Urgently fails to achieve market acceptance of new features, or if a competitor establishes a more widely adopted platform, Urgently’s revenue and operating results will be harmed.

If Urgently fails to maintain relationships with current Customer Partners, or attract new Customer Partners, Urgently may not be able to sufficiently grow its revenue, which could significantly harm its business, results of operations and financial condition.

Urgently’s ability to grow its revenue depends on its ability to maintain relationships with current Customer Partners and attract new Customer Partners. Urgently may be unsuccessful in future attempts to establish and maintain relationships with Customer Partners, including as a result of Urgently’s higher prices, Urgently’s financial position and Customer Partners hesitancy around Urgently’s ability to provide the necessary roadside services at scale. If Urgently is unable to maintain relationships with current Customer Partners and attract new Customer Partners, Urgently’s business, results of operations and financial condition would be significantly harmed, and Urgently may fail to capture a material portion of the mobility services assistance market opportunity.

Urgently faces risks related to successfully optimizing and operating its network of Service Providers and call center operations.

Urgently’s failures to adequately forecast Consumer demand or otherwise optimize and operate its network of Service Providers successfully could result in excess or insufficient Service Provider availability, increased costs and impairment charges, any of which could materially harm Urgently’s business. As Urgently continues to add Service Provider capability and new services with different requirements, its network of Service Providers will become increasingly complex and challenging to operate. There can be no assurance that Urgently will be able to operate its network effectively.

Urgently’s ability to optimize and operate its Service Provider network may also be limited by the working capital deficit that Urgently has maintained since inception. If Urgently is unable to pay its Service Providers in a timely fashion for completed jobs as a result of the mismatch between the billing cycles for its Customer Partners and Service Providers, Urgently may lose participation by Service Providers on its platform, which would negatively impact its results of operations and financial condition.

During periods of high Consumer demand, or in geographical regions with fewer participating Service Providers, Urgently may be required to fulfill requests from Consumers by leaving its network of Service Providers to source roadside assistance. Leaving the network of Service Providers is both time consuming and costly because an out-of-network job is sourced by Urgently’s call centers, and Urgently absorbs any incremental out-of-network costs resulting from pricing negotiations with the prospective roadside assistance provider. Urgently is also unable to implement its typical screening criteria and procedures when sourcing out-of-network roadside assistance providers, which may expose Urgently to additional risks.

Urgently is also dependent on digital dispatch vendors to connect Service Providers with requesting Consumers. Urgently’s agreements with these vendors are non-exclusive and subject to renewal by the vendor. Digital dispatch vendors could decide to stop working with Urgently, modify their agreement terms in a cost prohibitive manner during renewal negotiations or enter into exclusive or more favorable relationships with Urgently’s competitors. In addition, acquisitions of digital dispatch vendors by competitors could result in a reduction in Urgently’s volume capacity and/or geographic reach, as these vendors may no longer facilitate the connection of Urgently’s Service Providers to Consumers. The loss of any digital dispatch vendors would affect Urgently’s ability to process service requests, and if Urgently is unable to replace these vendors for any reason, Urgently’s revenue could decline and its business could be adversely affected.

In addition, Urgently may be unable to adequately staff its customer service centers as the business expands. Currently, Urgently’s customer service centers are located in Belize and Colombia, and virtually domestically. During periods of limited platform outage Urgently’s call centers have had to manually dispatch Service Providers. In the future, Urgently’s call centers may be unable to handle manually dispatching Service Providers in an efficient and cost-effective way, which could impact Customer Partner and Consumer satisfaction levels with Urgently’s services. Also, as Urgently grows, optimizing call center operations may become both more challenging and more expensive.

For the years ended December 31, 2022 and 2021, Urgently’s independent registered public accounting firm included an explanatory paragraph relating to Urgently’s ability to continue as a going concern in its report on Urgently’s audited financial statements.

The report from Urgently’s independent registered public accounting firm for the years ended December 31, 2022 and 2021 included an explanatory paragraph stating that Urgently has incurred losses from operations since inception, and is dependent on debt and equity financing to fund operating shortfalls, raising substantial doubt about its ability to continue as a going concern. Urgently’s audited financial statements for the years ended December 31, 2022 and 2021 do not include any adjustments that may result from the outcome of this uncertainty and do not reflect the transactions as a result of the Merger.

Future reports from Urgently’s independent registered public accounting firm could contain statements expressing substantial doubt about its ability to continue as a going concern. If there remains substantial doubt about Urgently’s ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to Urgently on commercially reasonable terms, or at all, and Urgently’s business may be harmed. If Urgently is unable to continue as a going concern, Urgently may have to liquidate its assets and may receive less than the value at which those assets are carried on Urgently’s audited financial statements, and it is likely that investors would lose part or all of their investment.

Urgently’s recent growth rates may not be sustainable or indicative of its future growth and Urgently may not be able to successfully manage the challenges to its future growth.

Urgently has experienced significant growth in recent periods. This rate of growth may not be sustainable or indicative of Urgently’s future rate of growth. Urgently’s results of operations also may fluctuate from period to period as a result of a number of factors, many of which are outside of its control and may be difficult to predict. Urgently’s business is subject to seasonality and generally experiences lower engagement on the platform, and correspondingly lower revenue, during the spring and fall. Urgently’s sales cycle for new engagements and contract renewals can vary substantially from Customer Partner to Customer Partner. Urgently’s limited experience marketing and selling in the business-to-business and business-to-business-to-consumer mobility assistance markets may affect its ability to predict the length of its sales cycle or the anticipated size of potential engagements. Urgently believes that its continued growth in total revenue will depend upon, among other factors, Urgently’s ability to:

•	attract new Customer Partners, Service Providers and Consumers who purchase products and services from Urgently at the same rate and of the same type as Urgently’s existing customer base;

•	retain current Customer Partners, Service Providers and Consumers who continue to purchase products and services from Urgently at rates and in a manner consistent with their prior purchasing behavior;

•	build existing and new Customer Partner, Service Provider and Consumer trust in Urgently and otherwise maintain its reputation;

•	establish brand recognition with Consumers;

•	establish itself as a default platform for the provision of mobile assistance services;

•	encourage Customer Partners to expand the categories of products and services they purchase;

•	enter into new joint ventures and attract new Customer Partners and Service Providers;

•	attract new and retain existing Customer Partners and Service Providers to supply quality service and Consumers at attractive prices;

•	provide a superior Consumer experience;

•	respond to changes in Consumer access to and use of the Internet and mobile devices;

•	react to challenges from existing and new competitors;

•

develop a scalable, high-performance technology and Service Provider network infrastructure that can efficiently and reliably handle increased demand, as well as the deployment of new features and the sale of new products and services;

•	provide roadside assistance in a timely way and in accordance with Customer Partner, Service Provider and Consumer expectations, which may change over time;

•	respond to macroeconomic trends and their impact on Consumer spending patterns;

•	hire, integrate and retain talented personnel;

•	leverage technological and operational efficiencies; and

•	invest in the infrastructure underlying Urgently’s connected services platform, including with respect to data protection and cybersecurity.

Urgently’s ability to improve margins and achieve profitability will also depend on the factors described above. Urgently cannot provide assurance that it will be able to successfully manage any of the foregoing challenges to future growth. Any of these factors could cause total revenue growth to decline and may adversely affect margins and profitability. In addition, revenue during 2021 was impacted, in part, by the COVID-19 pandemic, and the resulting fluctuations in mobility assistance services demand and mobility assistance provider availability. Failure to continue total revenue growth or improve margins could have a material adverse effect on Urgently’s business, financial condition and results of operations. You should not rely on Urgently’s historical rate of total revenue growth as an indication of its future performance.

If Urgently is unable to address the service requirements of its current and future Consumers, Urgently’s business will be materially and adversely affected.

As demand for electronic vehicles (“EVs”) grows and EVs continue to gain market share in the automotive industry, Urgently’s business will be adversely affected if its Service Provider network is unable to meet the demand for EV-capable assistance. Servicing EVs is different than servicing internal combustion engine or hybrid vehicles and requires specialized skills, including high voltage training and servicing techniques. EVs cannot be towed by traditional towing rigs, and instead must be retrieved by flatbed trucks. There can be no assurance that Urgently’s Service Providers will adequately address the service requirements of Consumers to their satisfaction, or that Urgently and its Service Providers will have sufficient resources, experience, or capacity to meet these service requirements in a timely manner as the volume of EVs on the road increases.

Any failure to offer high-quality Consumer support may harm Urgently’s relationships with Consumers and Customer Partners, and could adversely affect Urgently’s reputation, brand, business, financial condition and results of operations.

Urgently’s ability to attract and retain Customer Partners, Service Providers and Consumers is dependent in part on the ease and reliability of Urgently’s offerings, including Urgently’s ability to provide high-quality support. Users of Urgently’s platform depend on Urgently’s support organization to resolve any issues relating to platform offerings, such as being overcharged for collision assistance, leaving something in a towing service’s vehicle or reporting a safety incident. Urgently’s ability to provide effective and timely support is largely dependent on Urgently’s ability to attract and retain Service Providers who are qualified to support Consumers and sufficiently knowledgeable regarding Urgently’s offerings, as well as Urgently’s ability to maintain its call center functionality. As Urgently continues to grow its business and improve its offerings, Urgently will face challenges related to providing quality support services at scale. Any failure to provide efficient user support, or a market perception that Urgently does not maintain high-quality support, could adversely affect Urgently’s reputation, brand, business, financial condition and results of operations.

Urgently’s expansion into new roadside assistance solutions, Customer Partners and Service Providers, technologies and geographic regions subjects Urgently to additional risks.

Urgently’s growth strategy involves investments in new product and service offerings, new technologies and expanded geographic reach. Urgently may have limited or no experience in certain of these offerings, technologies and geographic regions, and as a result, Urgently’s activities may not meet its expectations, and Urgently may not be successful enough in these newer activities to recoup its investments in them. These offerings can present new and difficult logistical and technological challenges, which may frustrate Urgently’s Customer Partners, Service Providers and Consumers, harm Urgently’s business relationships and result in a loss of revenue and business opportunities. Such challenges may also subject Urgently to claims if Customer Partners, Service Providers or Consumers experience service disruptions or failures or other quality issues. Additionally, there can be no assurance that Urgently will be successful in geographic expansion or that such expansion will efficiently increase Urgently’s subscriber growth or improve the experience for Urgently’s Customer Partners, Service Providers and Consumers.

In addition, Urgently’s introduction of new products, services or software, the expansion of Urgently’s business in certain jurisdictions or industries and acquisitions of other businesses that operate in regulated spaces may subject Urgently to additional laws, regulations or other government or regulatory scrutiny. Many of these laws and regulations were adopted prior to the advent of Urgently’s industry and related technologies and, as a result, do not contemplate or address the unique issues faced by the industry. For example, Urgently contracts with its Service Providers, which are independent contractor entities, to provide service professionals that render roadside assistance services to Consumers. Nevertheless, and although the entity Service Providers commit to complying with applicable laws, Urgently could be subject to litigation claims from the individual employees of its Service Providers. Urgently has already been the subject of threatened litigation despite not employing any individuals as Service Providers, and Urgently expects those types of claims to increase as it expands to more jurisdictions and the laws relating to the use of independent contractors evolve in the jurisdictions in which Urgently operates.

In connection with Urgently’s expansion, additional requirements may also arise related to processing of payments, the collection and storage of data and systems infrastructure design, all of which could increase the costs associated with Urgently’s offerings.

The expansion of Urgently’s business—including by increasing the number of Customer Partners and Service Providers, expanding the variety of roadside assistance solutions offered (e.g., the expectation that the increased demand for flatbed trucks that are required to tow electric vehicles will outpace supply of such trucks), and improving the technologies used to power Urgently’s platform—requires substantial capital expenditures. Urgently’s ability to fund its expansion is dependent upon the timing and extent of spending on research and development, as well as other growth initiatives. Failure to realize the benefits of investments in these areas of Urgently’s business and geographic reach could result in the value of those investments being written down or written off.

Any connected vehicle offerings will rely on the ability to access data from external providers at reasonable terms and prices. Urgently’s data providers might restrict the use of, or refuse to license, data, which could lead to Urgently’s inability to access certain data or provide certain services and, as a result, materially and adversely affect Urgently’s operating results and financial condition.

Any connected vehicle offerings will rely extensively upon vehicle data from a variety of external providers. These data providers could increase restrictions on the use of such data, increase the price they charge for data, or refuse altogether to license the data to Urgently. In addition, during the term of any data supply contract, providers may fail to adhere to Urgently’s data quality control standards or fail to deliver data. Several states have proposed or enacted laws relating to the “right to repair” certain devices or hardware, and we anticipate that new laws addressing these matters may continue to be proposed and enacted, with uncertainty regarding their interpretation and enforcement. Certain of these laws may create uncertainty regarding rights to access, use, retain, and otherwise process data, including vehicle data, and impose, or be argued to impose, relevant limitations or restrictions on us or other companies. Any such limitations and restrictions potentially could impede our business and operations, require us to change our policies and practices, and materially adversely impact our ability to provide services to our Customer Partners and Consumers. Further, although no single individual data provider is material to Urgently’s business, if a number of providers collectively representing a significant amount of data that Urgently uses for one or more of its services were to impose additional contractual restrictions on Urgently’s use of or access to data, fail to adhere to Urgently’s quality-control standards, repeatedly fail to deliver data or refuse to provide data, now or in the future, Urgently’s ability to provide those services to Customer Partners and Consumers could be materially adversely impacted, which may harm Urgently’s operating results and financial condition.

Urgently’s issuance of additional shares of common stock in connection with financings, acquisitions, investments, or otherwise will dilute all other common stock holders.

Urgently expects to issue additional shares of common stock in the future that will result in dilution to all other common stock holders. Urgently may also raise capital through equity financings in the future. As part of Urgently’s business strategy, Urgently may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional shares of common stock may cause common stock holders to experience significant dilution of their ownership interests and the per share value of Urgently’s common stock to decline.

Risks Relating to Urgently’s Operations

Urgently’s limited operating history and evolving business model makes it difficult to evaluate Urgently’s future prospects and the risks and challenges Urgently may encounter.

Urgently has been focused on the roadside and mobility assistance markets since its founding in 2013, but has continued to develop its operating strategy and its business continues to evolve. This relatively limited operating history, especially with respect to the development of business-to-business and business-to-business-to-consumer mobility assistance markets, which Urgently launched in 2016, may make it difficult to evaluate Urgently’s current business and future prospects. The markets for Urgently’s platform are in a relatively early stage of development, and it is uncertain whether these markets will grow, and even if they do grow, how rapidly they will grow, how much they will grow, or whether Urgently’s platform can take advantage of this growth and will be widely adopted. Urgently has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the roadside and mobility assistance industries, including Urgently’s ability to:

•	accurately forecast its revenue and plan its operating expenses;

•	attract new and retain existing Customer Partners and Service Providers in a cost-effective manner;

•	successfully compete with current and future competitors, some of whom may offer competing products and services;

•	successfully expand its business in existing markets and enter adjacent markets and new geographies;

•	successfully execute strategic acquisitions and partnerships;

•	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased demand, as well as the deployment of new features and services;

•	comply with existing and new laws and regulations applicable to its business;

•	anticipate and respond to macroeconomic changes and changes in the markets in which Urgently operates;

•	establish and maintain its brand and reputation;

•	adapt to rapidly evolving trends in the ways Customer Partners, Service Providers and Consumers interact with technology;

•	effectively manage its rapid growth;

•	avoid interruptions or disruptions on its platform; and

•	hire, integrate, and retain key personnel.

If Urgently fails to address the risks and difficulties it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, Urgently’s business, financial condition and results of operations could be adversely affected. Further, because Urgently has limited historical financial data and operates in a rapidly evolving market, any predictions about future revenue and expenses may not be as accurate as they would be if Urgently had a longer operating history or operated in a more predictable market. Urgently has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Urgently’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if Urgently does not address these risks successfully, Urgently’s results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

Urgently has a rapidly evolving business model.

Urgently has a rapidly evolving business model, which may be volatile in a high-growth industry. As the automotive industry evolves, electric vehicles and connected vehicles are increasingly claiming market share and the capabilities of these vehicles are rapidly changing. The mobility assurance industry must grow and adapt, including with data driven solutions, to meet these new and complex technological needs and demands as they arise. In order to stay current with the automotive industry, Urgently’s business model may need to evolve as well. From time to time, Urgently may modify aspects of its business relating to its models and strategies. Urgently cannot offer any assurance that these or any other modifications will be successful or will not result in harm to Urgently’s business. Urgently may not be able to manage growth effectively, which could damage Urgently’s reputation, limit Urgently’s growth and negatively affect Urgently’s operating results. Further, Urgently cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities in the mobility assistance industry, and Urgently may lose out on those opportunities. Such circumstances could have a material adverse effect on Urgently’s business, financial condition and results of operations. While Urgently expects that there will be a move to subscription offerings to support Consumer desire for data driven solutions there is no guarantee that will occur and Consumer appetite for additional data driven solutions may fail to gain traction.

Urgently’s sales cycle with Customer Partners may be lengthy and variable, which may make it difficult for Urgently to forecast revenue and other operating results.

As a function of Urgently’s business model, the collection cycle for most of Urgently’s Customer Partners is lengthy and can vary based on Customer Partner. In contrast, Urgently generally pays its Service Providers within several days of completing a job. If Urgently is unable to pay its Service Providers in a timely manner for completed jobs as a result of the mismatch between the billing cycles for Customer Partners and Service Providers, Urgently may lose participation by Service Providers on its platform. Additionally, Customer Partner contract renewal is not guaranteed, and the RFP process required by many Customer Partners is lengthy, often spanning months. As a result of these factors Urgently may experience fluctuations in total revenue on a period-to-period basis.

Urgently may need to change its pricing model for its platform’s offerings, which in turn could adversely impact results of operations.

As the mobility assistance industry continues to mature, and as new competitors introduce competitive applications or services, Urgently may be unable to attract new Customer Partners or Service Providers at the same price or based on the same pricing models Urgently has historically used, or for contract lengths consistent with Urgently’s historical averages. In addition, as Urgently develops and rolls out new products and services, or improves existing ones, Urgently will need to develop pricing and contract models for these products that appeal to Customer Partners and Service Providers over time, and Urgently may not be successful in doing so. Pricing and contract length decisions may also impact the mix of adoption among Urgently’s offerings and negatively impact its overall revenue. Competition may also require Urgently to make substantial price concessions, especially as larger and more established industry participants with more financial resources introduce competing services. Urgently’s results of operations may be adversely affected by any of the foregoing, and Urgently may have increased difficulty achieving or maintaining profitability.

Urgently and its Service Providers may face difficulties in meeting labor needs, which may impact Urgently’s ability to effectively operate its business.

Urgently is heavily dependent upon its labor workforce. Urgently’s compensation packages are designed to provide benefits commensurate with the level of expected service. However, Urgently faces the challenge of filling many positions at wage scales that are appropriate to the industry and competitive factors. Urgently also faces other risks in meeting labor needs, including competition for qualified personnel and overall unemployment levels, as well as increased costs associated with complying with regulations relating to the COVID-19 pandemic. In addition, the COVID-19 pandemic resulted in a labor shortage, which increased, and may in the future increase, labor costs incurred by Urgently and its Service Providers as a result of limited applicants for jobs requiring on-site work. Changes in any of these factors, including a shortage of available workforce, could interfere with Urgently’s ability to provide adequate customer service and could result in increasing labor costs. Additionally, if Urgently suffers attrition and shortages with respect to certain of its customer service personnel, such as its call centers or Service Providers, Urgently’s ability to maintain compliance with its service level commitments to our Customer Partners may be impacted, resulting in financial penalties and, potentially, damage to or loss of those partner relationships.

Currently, none of Urgently’s employees are represented by a union. However, Urgently’s employees have the right under the National Labor Relations Act to choose union representation. If all or a significant number of Urgently’s employees become unionized and the terms of any collective bargaining agreement were significantly different from current compensation arrangements, it could increase Urgently’s costs and adversely impact Urgently’s profitability. Moreover, if a significant number of employees participate in labor unions, it could put Urgently at increased risk of labor strikes and disruption of Urgently’s operations or adversely affect Urgently’s growth and results of operations. Urgently could face future union organization efforts or elections, which could lead to additional costs, distract management or otherwise harm Urgently’s business.

Adverse economic conditions or reduced automotive usage may adversely impact Urgently’s business.

Urgently’s business, financial condition and results of operations depend significantly on worldwide macroeconomic conditions and their impact on demand for mobility assistance. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, decreases in discretionary consumer spending, conditions in the new and used automotive markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors could dramatically reduce automotive activity, thereby materially and adversely affecting demand for mobility assistance.

Economic factors such as increased commodity prices, inflation, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase the cost of sales, mobility assistance costs and administrative costs, and otherwise adversely affect Urgently’s financial condition and results of operations. Any significant increases in costs may affect Urgently’s Service Providers and Customer Partners, and therefore Urgently’s business, disproportionately to that of Urgently’s competitors. In addition, negative national or global economic conditions may materially and adversely affect Urgently’s Customer Partners’ and Service Providers’ financial performance, liquidity and access to capital. Customer Partners may be unable to maintain their inventories, production levels, product quality and/or services, and could cause them to raise prices, terminate or reduce their service contracts with Urgently, lower automotive production levels or cease their operations.

In addition, various market trends Urgently anticipates may not develop, or may not develop at the speed which Urgently expects, which could result in costs and capacity outpacing demand.

The loss of key senior management personnel or the failure to hire and retain highly skilled and other key personnel could negatively affect Urgently’s business.

Urgently depends on the continued services and performance of its senior management team, key technical employees, and other key personnel. Although Urgently has entered into employment agreements with certain senior management team members, each of them may terminate their employment at any time or be unable to perform the services Urgently requires in the future. Third parties may also attempt to encourage Urgently’s senior management team or other key employees to leave for other employment. The loss of one or more of the members of Urgently’s senior management team or other key personnel for any reason could disrupt Urgently’s operations, create uncertainty among investors, adversely impact employee retention and morale and significantly harm Urgently’s business.

Urgently also relies on other highly skilled personnel who may have critical but inadequately documented business knowledge. Competition for qualified personnel in the logistics, technology and automobile industries has historically been intense, particularly for software engineers, computer scientists, other technical staff and marketing and brand managers. The loss of any executive officers or other key employees or the inability to hire, train, retain and manage qualified personnel could harm Urgently’s business.

Additionally, for Urgently’s hourly employees, including those in Urgently’s call centers, Urgently has seen wages increasing with inflation recently. The increasing cost of hiring hourly employees or Urgently’s inability or unwillingness to keep up with rising wages could result in a labor shortage that makes it difficult for Urgently to operate its business and to provide the high level of service to which Customer Partners and Consumers have become accustomed. This could significantly harm Urgently’s reputation and business.

Urgently’s management team has limited experience managing a public company.

Most of Urgently’s management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Urgently’s management team may not successfully or efficiently manage their new roles and responsibilities and may not be fully integrated as a team due to their short tenure with Urgently. In addition, Urgently’s transition to being a public company subjects it to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Urgently’s senior management and could divert their attention away from the day-to-day management of Urgently’s business, which could adversely affect its business, financial condition and operating results.

Urgently may be unable to accurately forecast demand for mobility assistance services and appropriately plan its expenses in the future.

Urgently relies heavily on its Service Provider network to provide mobility assistance services. If Urgently experiences significant increases in demand, or needs to replace an existing Service Provider, there can be no assurance that any Service Provider would allocate sufficient capacity to Urgently in order to meet its requirements. For example, adverse weather conditions typically cause provider capacity to be limited. In addition, the COVID-19 pandemic contributed to recent vehicle supply disruptions and driver labor market dislocation in the United States, which has led to a shortage of vehicle inventory and Service Providers. This has disrupted, and may in the future disrupt, Urgently’s ability to source sufficient Service Providers to meet Consumer demand. Moreover, given disruptions in the supply of raw materials used in manufacturing and repair and increased gasoline prices, Service Providers might not be able to sustain a high-quality level of service at an acceptable rate.

Urgently depends on its Service Provider network, and their digital acceptance of Consumers’ job requests, to provide mobility assistance services that adequately meet Customer Partners’ and Consumers’ needs. Any service delays or disruptions caused by, among other things, increases in fuel prices, inclement weather or natural disasters, labor activism, health epidemics, bioterrorism, wars and other armed conflicts or Urgently’s Service Providers’ internal operational capabilities, may affect Urgently’s ability to fulfill its contractual commitments to Customer Partners. Further, Urgently relies on the business continuity plans of these Service Providers to operate during business disruptions, and Urgently has limited ability to influence their plans, prevent delays, and minimize cost increases due to reduced availability and capacity and increased required safety measures.

Service Providers’ unwillingness to digitally accept a job as a result of the fee generated on Urgently’s platform by Urgently’s pricing model or for any other reason, and any performance problems or other difficulties experienced by Service Providers or by Urgently’s platform could negatively impact operating results and Consumer experience. Occasionally, Urgently replaces or ends relationships with Service Providers, and could face logistical difficulties that could adversely affect the provision of mobile assistance services. In addition, Urgently could incur costs and expend resources in connection with such change and fail to add a new Service Provider that can meet a high-quality standard of service. Disruptions in Urgently’s operations due to natural or man-made disasters, pandemics (such as COVID-19) or other disease outbreaks, fire, flooding, terrorism, wars and other armed conflicts or other catastrophic events or system failures may cause delays in the provision of services to Consumers.

Weather events, natural disasters and other events beyond Urgently’s control could adversely affect its business.

Urgently’s business and operations, and the business and operations of its Customer Partners and Service Providers, could be materially and adversely affected in the event of earthquakes, floods, fires, inclement weather, other weather events, telecommunications failures, blackouts, or other power losses, break-ins, acts of terrorism, wars and other armed conflicts, political or geopolitical crises, public health crises, pandemics or endemics, or other catastrophic events. Urgently’s business would be especially adversely impacted if such events were to occur during peak automotive travel periods, particularly if such events were to prevent Service Providers from reaching Consumers.

Weather events have in the past had, and may continue to have, an adverse impact on Urgently’s business and ability to complete requests for roadside assistance. Urgently considers potential risks related to weather as part of its operations strategy and has business continuity and disaster recovery plans in place. However, they may not adequately protect Urgently from serious disasters and adverse impacts, including the ability of Urgently’s network of Service Providers to remain operational during such events. In addition, climate change events could have an impact on critical automotive infrastructure in the United States and internationally, which has the potential to disrupt Urgently’s business, its Service Providers, or the business of its Customer Partners. During weather events Urgently may be unable to maintain full operations in the affected area, and following such events Urgently experiences surges in demand that its network of Service Providers may be unable to meet. As a result, Urgently may experience increased out-of-network costs during weather events to complete requests for roadside assistance, and in the future Urgently may incur additional costs to bolster operations in often-impacted areas.

Urgently has operations all over North America, and its operations in California, Texas and Florida have recently been exposed to extreme weather events. For example, in 2021 Urgently’s network of Service Providers in Texas was unable to meet Consumer demand for roadside assistance during a significant power outage caused by a winter storm. The recent trends in hurricanes over the Gulf Coast has increased the volume of totaled vehicles, and Urgently is often unable to meet the surges in demand for roadside and mobility assistance that follow such extreme weather events. Urgently’s network of Service Providers in California has also been impacted during recent historic wildfires, during which Service Providers cannot access Consumers in need of roadside assistance and after which there is a surge in demand relating to abandoned cars.

Further, if floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to Urgently’s properties or Service Providers’ properties, or if Urgently’s operations were interrupted by telecommunications failures, blackouts, acts of terrorism, wars and other armed conflicts, political or geopolitical crises, or public health crises, Urgently’s results of operations would suffer.

Urgently is also limited, from time to time, in its ability to complete Consumer requests as a result of restrictions placed on certain roadways in the United States, which prohibit non-police vehicles from responding to requests for roadside assistance.

If Urgently fails to cost-effectively attract and retain Service Providers, its business, financial condition and results of operations could be adversely affected.

Urgently’s continued growth depends in part on its ability to both cost-effectively attract and retain Service Providers who satisfy screening criteria and procedures, and to increase the use of the platform by existing Service Providers. To attract and retain Service Providers, Urgently’s Service Provider network management team reaches out directly via the telephone, digital marketing and by attending conferences and tow shows. Prior to giving Service Providers access to Urgently’s dispatch tool and mobile applications to accept jobs, Service Providers must satisfy Urgently’s screening criteria, including a background check and proof of necessary insurance credentials. If Urgently does not continue to attract and provide Service Providers with the flexibility and efficiency of its platform, digital accept, compelling opportunities to earn income, and other incentive programs that are comparable or superior to those of competitors, Urgently may fail to attract new Service Providers or retain existing Service Providers or increase their use of its platform. Additionally, if Customer Partners and Consumers choose to use competing offerings, Urgently may lack sufficient opportunities for Service Providers to earn income, which may reduce the perceived utility of Urgently’s platform and impact Urgently’s ability to attract and retain Service Providers.

In addition, changes in certain laws and regulations, including immigration, motor vehicle safety and labor and employment laws, may result in a decrease in the pool of Service Providers, which may result in increased competition for Service Providers or higher costs of recruitment and engagement. Other factors outside of Urgently’s control, such as increases in the price of gasoline, vehicles or insurance, may also reduce the number of Service Providers that utilize Urgently’s platform or the use of its platform by Service Providers. Urgently’s agreements are non-exclusive, and Service Providers may choose not to use Urgently’s platform regularly or at all. If Urgently fails to attract Service Providers or retain existing Service Providers, if Urgently fails to increase the use of its platform by existing Service Providers, or if Service Providers terminate their agreements with Urgently, Urgently may not be able to meet the demand of Customer Partners and Consumers and its business, financial condition and results of operations could be adversely affected.

Urgently may seek to grow its business through acquisitions of, or investments in, new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to manage these acquisitions, investments or strategic alliances, or to effectively integrate them with Urgently’s existing business, could have a material adverse effect.

From time to time Urgently will consider opportunities to acquire or make investments in Customer Partners, Service Providers, businesses, facilities, technologies or offerings, or enter into strategic alliances that may enhance Urgently’s capabilities, expand its Customer Partner and Service Provider network, complement current products or expand the breadth of Urgently’s markets. Acquisitions, investments and other strategic alliances involve numerous risks, including:

•	loss of the value of investments and alliances in businesses with which Urgently partners;

•	problems integrating the acquired products, services, business, facilities, or technologies, including issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions, investments or strategic alliances;

•	the assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for failure to comply with regulations;

•	potential divestitures or other requirements imposed by antitrust regulators;

•	diversion of management’s attention from other Service Providers, Customer Partners, products and services;

•	adverse effects on existing business relationships with Customer Partners and Service Providers;

•	the need to obtain additional required regulatory approvals, licenses and permits;

•	conflicts of interest with respect to Urgently’s equity interests in investors and partners;

•	risks associated with entering new markets in which Urgently may have limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

Urgently’s ability to successfully grow through strategic transactions depends upon its ability to identify, negotiate, complete and integrate suitable target products, businesses, facilities and technologies and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt Urgently’s ongoing business and prevent management from focusing on Urgently’s operations. If Urgently is unable to identify suitable acquisitions or strategic relationships, or if Urgently is unable to integrate any acquired businesses, facilities, technologies, products and services effectively, Urgently’s business, financial condition and results of operations could be materially and adversely affected. Also, while Urgently employs several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed Urgently’s expectations.

If Urgently fails to maintain an effective system of disclosure controls and internal control over financial reporting, Urgently’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in Urgently and, as a result, lead to a decline in the market price of its common stock.

As a public company, Urgently will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the listing standards of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that Urgently maintain effective disclosure controls and procedures and internal control over financial reporting. Urgently is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by Urgently in the reports that it will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to Urgently’s principal executive and financial officers. Urgently is also continuing to improve its internal control over financial reporting. Urgently has expended, and anticipates that it will continue to expend, significant resources in order to maintain and improve the effectiveness of disclosure controls and procedures and internal control over financial reporting.

Urgently’s current controls and any new controls that are developed may become inadequate because of changes in the conditions in Urgently’s business, including increased complexity resulting from any international expansion. Further, weaknesses in Urgently’s disclosure controls or internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm Urgently’s results of operations or cause it to fail to meet its reporting obligations and may result in a restatement of its financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of internal control over financial reporting that Urgently will eventually be required to include in its periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in Urgently’s reported financial and other information, which would likely adversely affect the market price of its common stock. In addition, if Urgently is unable to continue to meet these requirements, Urgently may not be able to remain listed on Nasdaq. Urgently is not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and is therefore not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. As a public company, Urgently will be required to provide an annual management report on the effectiveness of internal control over financial reporting commencing with its second annual report on Form 10-K.

Urgently’s independent registered public accounting firm is not required to formally attest to the effectiveness of internal control over financial reporting until after Urgently is no longer an “emerging growth company.” At such time, Urgently’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Urgently’s internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on Urgently’s business, financial condition, and results of operations, and could cause a decline in the market price of its common stock.

Urgently’s estimate of the size of its addressable market may prove to be inaccurate.

Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which Urgently competes meets its size estimates and forecasted growth, Urgently’s business could fail to grow at similar rates, if at all. While Urgently’s market size estimate was made in good faith and is based on assumptions and estimates it believes to be reasonable, such estimate may not be accurate. If Urgently’s estimates of the size of its addressable market are not accurate, Urgently’s potential for future growth may be less than it currently anticipates, which could have a material adverse effect on Urgently’s business, financial condition and results of operations. Accordingly, the market estimates and growth forecasts included in this proxy statement/prospectus should not be taken as indicative of future growth.

Urgently’s insurance coverage may not be adequate.

Urgently believes it maintains insurance customary for businesses of its size and type. However, there are losses Urgently may incur that cannot be insured against or that Urgently believes are not economically reasonable to insure, and there can be no assurance that Urgently can obtain or maintain adequate insurance coverage for the risks it faces. Such losses could have a material adverse effect on Urgently’s business, financial condition and results of operations.

The spread of any contagious disease that may result in an epidemic or pandemic, including the COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have adversely impacted, and could adversely impact, Urgently’s business, financial condition and results of operations.

The spread of any contagious disease that may result in an epidemic or pandemic on a regional or global scale may have a negative impact on Urgently’s operations and the markets in which Urgently operates. If one or more of the geographical areas in which Urgently operates is affected by contagious diseases that cause an epidemic or pandemic on a regional or global scale, Urgently’s operations could be significantly affected.

Urgently’s business, operations and financial performance have at times been negatively impacted by the COVID-19 pandemic and related public health responses, including the travel bans, travel restrictions and shelter-in-place orders that were implemented in various jurisdictions. The initial declines in vehicular travel as a result of COVID-19, including commuting, local travel and business and leisure travel, resulted in decreased demand for mobility assistance in various regions or seasons, which decreased revenue Urgently would have otherwise earned. Additionally, changes in travel trends and behavior arising from COVID-19, such as the spike in vehicular travel following the lifting of the shelter-in-place orders and labor shortages in the roadside assistance industry, caused, and in the future may cause, demand at a greater scale than Urgently’s network of Service Providers is able to provide Urgently’s call centers also experienced labor shortages as a result of COVID-19, which affected Urgently’s ability to provide mobility assistance services consistently.

The full extent of the impact of the pandemic on Urgently’s business, financial condition, and results of operations depends on future developments that are uncertain and unpredictable, including:

•	the duration and scope of the pandemic;

•	any resurgence of COVID-19, including any new variants;

•	the availability and distribution of effective treatments and vaccines;

•	governmental, business and individuals’ actions that have been and continue to be taken in response to COVID-19;

•	the impact of the pandemic on national and global economic activity, unemployment levels and financial markets, including the possibility of a national or global recession;

•	the potential for shipping difficulties in the automobile industry, including slowed deliveries from sellers to their customers; and

•	the affordability and availability automotive transportation.

In addition, Urgently cannot predict the impact the COVID-19 pandemic will have on its Customer Partners and Service Providers, and Urgently may be adversely impacted as a result of the adverse impacts its Customer Partners and Service Providers suffer. To the extent the COVID-19 pandemic adversely affects Urgently’s business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Any of the foregoing factors, or other cascading effects of the pandemic that are not currently foreseeable, could adversely impact Urgently’s business, financial performance and condition and results of operations.

Parties with whom Urgently does business may be subject to insolvency risks or may otherwise become unable or unwilling to perform their obligations.

Urgently is a party to contracts, transactions and business relationships with various third parties, particularly Customer Partners, Service Providers and lenders, pursuant to which such third parties have performance, payment and other obligations to Urgently. In some cases, Urgently depends upon third parties to provide essential products, services or other benefits, including with respect to software development and support, logistics, other agreements for goods and services in order to operate Urgently’s business in the ordinary course, extensions of credit, credit card accounts and other vital matters. Economic, industry and market conditions could result in increased risks to Urgently associated with the potential financial distress or insolvency of such third parties. If any of these third parties were to become subject to bankruptcy, receivership or similar proceedings, Urgently’s rights and benefits in relation to its contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to Urgently, or otherwise impaired. Additionally, Urgently is not currently able to accurately determine the extent and scope of the impact that the COVID-19 pandemic had on such third parties. Urgently cannot make any assurances that it would be able to arrange for alternate or replacement contracts, transactions or business relationships on terms as favorable as existing contracts, transactions or business relationships, if at all. Urgently’s inability to do so could negatively affect Urgently’s cash flows, financial condition and results of operations.

Urgently’s international operations subject Urgently to additional costs and risks, which could adversely affect Urgently’s business, financial condition, and results of operations.

Urgently has a limited history of marketing, selling, and supporting its platform internationally, and generates nearly all of its revenue in the United States. Urgently’s growth strategy depends, in part, on continued international operations.

Additionally, international sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and managing collections in countries where Urgently’s recourse may be more limited, as well as longer collection periods;

•	higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for international operations;

•	differing labor regulations;

•	challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining company culture and employee programs;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where Urgently does business;

•	management communication and integration problems resulting from language and cultural differences and geographic dispersion;

•	costs associated with language localization of Urgently’s platform;

•	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of Urgently’s platform that may be required in foreign countries;

•	greater risk of unexpected changes in regulatory requirements, tariffs and tax laws, trade laws, export quotas, customs duties, treaties, and other trade restrictions;

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costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations, including, but not limited to data privacy, data protection, and data security regulations, particularly in the EU;

•	risks relating to the implementation of exchange controls, including restrictions promulgated by the OFAC, and other similar trade protection regulations and measures;

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heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact Urgently’s financial condition and result in restatements of, or irregularities in, financial statements;

•	the uncertainty of protection for intellectual property rights in some countries;

•	exposure to regional or global public health crises, such as the COVID-19 pandemic, and travel restrictions and other measures undertaken by governments in response to such crises;

•	general economic and political conditions in these foreign markets, including political and economic instability in certain regions;

•	foreign exchange controls or tax regulations that might prevent Urgently from repatriating cash earned outside the United States;

•	risks associated with securing and complying with debt agreements relative to such foreign operations; and

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double taxation of Urgently’s international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which Urgently operates.

These and other factors could harm Urgently’s ability to generate revenue outside of the United States and, consequently, adversely affect Urgently’s business, financial condition, and results of operations.

Failure to comply with anti-bribery and anti-corruption laws and anti-money laundering laws, and similar laws, could subject Urgently to penalties and other adverse consequences.

Urgently is subject to the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United Kingdom Bribery Act 2010, and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States where Urgently conducts activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

Urgently sometimes leverages third parties to sell its products and conduct its business abroad. Urgently, its employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and Urgently may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if Urgently does not explicitly authorize such activities.

Urgently cannot assure you that all of its employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which Urgently may be ultimately held responsible. As Urgently increases international sales and business, its risks under these laws may increase.

These laws also require that Urgently keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While Urgently has policies and procedures to address compliance with such laws, Urgently cannot assure you that none of its employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of Urgently’s policies and applicable law, for which Urgently may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on Urgently’s reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Legal and Regulatory Risks

The terms of Urgently’s existing credit facilities require Urgently to meet certain operating and financial covenants and place restrictions on Urgently’s operating and financial flexibility. If Urgently raises additional capital through debt financing, the terms of any new debt could further restrict Urgently’s ability to operate its business.

Urgently is party to the Structural Loan Agreement and the Highbridge Loan Agreement. As of March 31, 2023, Urgently had an aggregate amount of (i) $17.5 million in stated principal amount of term loans outstanding under the Structural Loan Agreement and (ii) $40.0 million in stated principal amount of term loans outstanding under the Highbridge Loan Agreement (the term loans outstanding under the Structural Loan Agreement together with the term loans outstanding under the Highbridge Amendment, the “Term Loans”). Urgently’s payment obligations under each Loan Agreement reduce cash available to fund working capital, product development and general corporate needs. In addition, the principal amount of outstanding advances under the Structural Loan Agreement accrues interest at a floating per annum rate equal to (x) for $14.0 million of the outstanding loans, a per annum rate of interest equal to the greater of (i) 14.0%, and (ii) 7.5% plus the prime rate then in effect, and (y) for $3.5 million of the outstanding loans, a per annum rate of interest equal to the greater of (i) 13.5%, and (ii) 7.0% plus the prime rate then in effect, making Urgently vulnerable to increases in market interest rates. If market rates increase, Urgently will have to pay additional interest on this indebtedness under the Structural Loan Agreement, which would further reduce cash available for Urgently’s other business needs. The principal amount of outstanding term loans under the Highbridge Loan Agreement accrues interest at a fixed rate of interest of 12.0% per annum through and including June 15, 2023 and then 13.0% per annum from June 16, 2023 thereafter. Urgently’s obligations under each Loan Agreement are secured by substantially all of the assets of Urgently and each of its subsidiaries party to each Loan Agreement. The security interest granted over such assets could limit Urgently’s ability to obtain additional debt financing. In addition, each Loan Agreement contains certain specified affirmative and negative covenants restricting Urgently’s activities, including limitations on: dispositions; mergers or acquisitions; incurring indebtedness or liens; paying dividends or redeeming stock or making other distributions; making certain investments; and engaging in certain other business transactions. Both Loan Agreements contain a financial covenant requiring minimum unrestricted cash of at least $5.0 million, and the Structural Loan Agreement contains a positive contribution margin requirement tested monthly. Failure to comply with the covenants in each Loan Agreement could result in the acceleration of Urgently’s obligations under such Loan Agreement, and, if such acceleration were to occur, it would materially and adversely affect Urgently’s business, financial condition and results of operations. Urgently’s ability to make scheduled payments or to refinance such debt obligations depends on numerous factors, including the amount of Urgently’s cash balances and Urgently’s actual and projected financial and operating performance. Urgently may not have sufficient funds, and may be unable to arrange for a refinancing or additional financing, to pay the amounts due under each Loan Agreement. The obligations under each Loan Agreement are subject to acceleration upon the occurrence of specified events of default, including payment default, change in control, bankruptcy, insolvency, certain defaults under other material debt (including a cross-default to each other Loan Agreement) and certain other specified events. If for any reason Urgently becomes unable to service its debt obligations under either Loan Agreement, or any new debt obligations that Urgently may enter into from time to time, holders of Urgently’s common stock would be exposed to the risk that their holdings could be lost in an event of a default under such debt obligations and a foreclosure and sale of Urgently’s assets for an amount that is less than the outstanding debt. Urgently’s outstanding indebtedness and any future indebtedness, combined with Urgently’s other financial obligations, could increase Urgently’s vulnerability to adverse changes in general economic, industry and market conditions, limit Urgently’s flexibility in planning for, or reacting to, changes in Urgently’s business and the industry and impose a competitive disadvantage compared to Urgently’s competitors.

Urgently has in the past defaulted on certain financial, reporting and other covenants under each Loan Agreement. While Urgently has to date been successful in obtaining compliance waivers with respect to such covenant defaults Urgently may not be able to do so in the future on terms advantageous to Urgently or at all.

The agreements governing Urgently’s indebtedness include certain financial, reporting and other covenants that Urgently must satisfy. In previous years, Urgently has defaulted on certain covenants under each Loan Agreement and has received compliance waivers with respect to such covenant defaults from the applicable lenders. Urgently cannot provide any assurance that the lenders under either Loan Agreement or any other indebtedness would provide Urgently with a waiver or forbearance should Urgently not be in compliance in the future. A failure to maintain compliance would cause the outstanding borrowings to be in default and payable on demand which would have a material adverse effect on Urgently and its ability to continue as a going concern.

Urgently relies on unpatented proprietary technology, trade secrets, processes and know-how.

Urgently relies on trade secret and confidentiality obligations to protect proprietary assets that may not be patentable or subject to other intellectual property protection or that Urgently believes is best protected by means that do not require public disclosure.

Urgently generally seeks to protect its proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with employees, consultants, contractors and third parties. However, Urgently may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Urgently has limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, Urgently’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for Urgently, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Urgently’s proprietary rights, and failure to obtain or maintain protection for Urgently’s proprietary information could adversely affect Urgently’s competitive business position.

Service Providers that have not complied with Urgently’s insurance, licensure and other requirements may subject Urgently to a number of risks.

Urgently is not able to control or predict the actions of platform users and third parties, either during their use of Urgently’s platform or otherwise, and Urgently may be unable to ensure or protect a safe environment for

Service Providers and Consumers. Actions by Service Providers, Consumers and others may result in injuries, property damage or loss of life for such parties, or business interruption, brand and reputational damage or significant liabilities for Urgently. Although Urgently administers certain qualification processes for users of its platform, including requiring background checks to be performed by Service Providers on their employees, these qualification processes and background checks may not expose all potentially relevant information and are limited in certain jurisdictions according to national and local laws, and Service Providers may fail to conduct such background checks adequately on their drivers/employees or disclose information that could be relevant to a determination of eligibility. In addition, Urgently does not independently test Service Providers’ employees’ mobility assistance skills. Consequently, Urgently expects to continue to receive complaints from Consumers, as well as actual or threatened legal action against Urgently related to Service Provider conduct.

If Service Providers, or individuals impersonating Service Providers, engage in criminal activity, misconduct or inappropriate conduct or use Urgently’s platform as a conduit for criminal activity, Consumers may not consider Urgently’s products and offerings safe, and Urgently may receive negative press coverage as a result of Urgently’s business relationship with such Service Providers, which would adversely impact Urgently’s brand, reputation and business. Furthermore, if Consumers engage in criminal activity or misconduct while using Urgently’s platform, Customer Partners and Service Providers may be unwilling to continue using Urgently’s platform. In addition, certain regions where Urgently operates have high rates of violent crime, which has impacted Service Providers and Consumers in those regions. If other criminal, inappropriate or other negative incidents occur due to the conduct of platform users or third parties, Urgently’s ability to attract Customer Partners, Service Providers and/or Consumers may be harmed, and Urgently’s business and financial results could be adversely affected.

Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to Urgently’s platform, whether generated by Urgently or third parties such as media or regulators, may adversely impact Urgently’s business and financial results.

Further, Urgently may be subject to claims of significant liability based on traffic accidents, deaths, injuries or other incidents that are caused by Service Providers, Consumers or third parties while using Urgently’s platform, or even when Service Providers, Consumers or third parties are not actively using Urgently’s platform. On a smaller scale, Urgently may face litigation related to claims by Service Providers for the actions of Consumers or third parties. Urgently’s insurance policies may not cover all potential claims to which Urgently is exposed and may not be adequate to indemnify Urgently for all liability. These incidents may subject Urgently to liability and negative publicity, which would increase Urgently’s operating costs and adversely affect its business, operating results and future prospects. Urgently received a demand for indemnification from a partner in October 2020, but has not been named as a defendant in this case and is being represented by counsel appointed by the insurance carrier. The plaintiff is unresponsive to requests for discovery in this matter. Even if these claims do not result in liability, Urgently will incur significant costs in investigating and defending against them. As Urgently expands its products and offerings, this insurance risk will grow.

Urgently’s inability or failure to protect its intellectual property rights, or any claim that Urgently has infringed upon third-party intellectual property rights, could have a negative impact on operating results.

Urgently’s business depends on intellectual property, the protection of which is critical to Urgently’s success. Urgently relies on a combination of intellectual property rights, including trade secrets, domain names and trademarks, to protect Urgently’s competitive advantage, which offers only limited protection. The steps Urgently takes to protect its intellectual property, including physical, operational, and managerial protections of confidential information, contractual obligations of confidentiality, assignment agreements with employees and contractors and license agreements, require significant resources and may be inadequate. Urgently will not be able to protect its competitive advantage if Urgently is unable to establish, protect, maintain, or enforce its rights or if it does not detect or is unable to address unauthorized use of its intellectual property. Urgently may be required to use significant resources to monitor and protect these rights. Despite Urgently’s precautions, it may be possible for unauthorized third parties to copy portions or all of its platform and use information that Urgently regards as proprietary to create services that compete with Urgently’s platform. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of Urgently’s proprietary information may be unenforceable under the laws of certain jurisdictions.

In addition, Urgently has registered domain names for websites that it uses in its business, such as www.geturgently.com and some other variations. Competitors may adopt service names or domain names similar to Urgently’s, thereby harming its ability to build brand identity and possibly leading to user confusion. In addition, Urgently’s registered or unregistered trademarks or trade names could be declared generic, and there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to Urgently’s trademarks. If Urgently’s trademarks and trade names are not adequately protected, then Urgently may not be able to build and maintain name recognition in markets of interest and Urgently’s business may be adversely affected. Effective trademark protection may not be available or may not be sought in every country in which Urgently’s products are made available, in every class of goods and services in which Urgently operates, and contractual disputes may affect the use of marks governed by private contract. Litigation or proceedings before governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce intellectual property rights and to determine the validity and scope of Urgently’s rights and the proprietary rights of others. Further, Urgently may not timely or successfully apply for a patent or register its trademarks or otherwise secure rights in its intellectual property. Urgently expects to continue to expand internationally and, in some foreign countries, the mechanisms to establish and enforce intellectual property rights may be inadequate to protect Urgently’s technology, which could harm its business.

Additionally, Urgently may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of its intellectual property, including trademarks. While Urgently aims to acquire adequate protection of its brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for services that also address Urgently’s market. Urgently relies on its brand and trademarks to identify its platform and to differentiate its platform and services from those of its competitors, and if Urgently is unable to adequately protect its trademarks, third parties may use its brand names or trademarks similar to Urgently’s in a manner that may cause confusion in the market, which could decrease the value of Urgently’s brand and adversely affect Urgently’s business and competitive advantages.

Urgently’s intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for Urgently to stop the infringement, misappropriation, or other violation of its intellectual property or marketing of competing products in violation of its intellectual property rights generally.

Policing unauthorized use of Urgently’s intellectual property and misappropriation of its technology and trade secrets is difficult and Urgently may not always be aware of such unauthorized use or misappropriation. Despite Urgently’s efforts to protect its intellectual property rights, unauthorized third parties may attempt to use, copy, or otherwise obtain and market or distribute Urgently’s technology or otherwise develop services with the same or similar functionality as Urgently’s platform. If Urgently’s competitors infringe, misappropriate, or otherwise violate Urgently’s intellectual property rights and Urgently are not adequately protected, or if Urgently’s competitors are able to develop a platform with the same or similar functionality as Urgently’s without infringing Urgently’s intellectual property, Urgently’s competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce Urgently’s intellectual property rights could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of Urgently’s intellectual property. As a result, Urgently may be aware of infringement by its competitors but may choose not to bring litigation to protect intellectual property rights due to the cost, time, and distraction of bringing such litigation.

Furthermore, if Urgently does decide to bring litigation, its efforts to enforce intellectual property rights may be met with defenses, counterclaims, and countersuits challenging or opposing its right to use and otherwise exploit particular intellectual property, services, and technology or the enforceability of Urgently’s intellectual property rights. Urgently’s inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of Urgently’s management’s attention and resources, could delay further sales or the implementation of Urgently’s solutions, impair the functionality of Urgently’s platform, prevent or delay introductions of new or enhanced solutions, result in Urgently substituting inferior or more costly technologies into its platform, or injure Urgently’s reputation. Furthermore, many of Urgently’s current and potential competitors may have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than Urgently does.

The holders of patents and other intellectual property rights potentially relevant to Urgently’s service offerings may make claims that Urgently infringes, misappropriates, or otherwise violates their intellectual property rights. There can be no assurance that Urgently will be successful in defending against these allegations or reaching a satisfactory business resolution. Any intellectual property claims, with or without merit, could be very time-consuming and expensive to settle or litigate, could cause Urgently to incur significant expenses, pay substantial amounts in damages, ongoing royalty or license fees, or other payments, require Urgently to cease making, licensing or using offerings that incorporate or use the challenged intellectual property, require Urgently to re-engineer all or a portion of its business or require that Urgently comply with other unfavorable terms. The costs of litigation are considerable, and such litigation may divert management and key personnel’s attention and resources, which might seriously harm Urgently’s business, financial condition and results of operations. Third parties making infringement claims may make it difficult for Urgently to enter into royalty or license agreements which may not be available on commercially acceptable terms. Also, Urgently may be unaware of intellectual property registrations or applications relating to its services that may give rise to potential infringement claims. There may also be technologies licensed to and relied on by Urgently that are subject to infringement or other corresponding allegations or claims by third parties which may damage Urgently’s ability to rely on such technologies.

Parties making infringement claims may be able to obtain substantial damages for the infringement and an injunction to prevent Urgently from delivering services or using technology involving the allegedly infringing intellectual property. If, as a result of a successful infringement claim, Urgently is required to develop non-infringing technology or rebrand its name or cease making, licensing or using products that have infringed a third party’s intellectual property rights, all of these actions may be time-consuming and expensive. Protracted litigation could also result in existing or prospective clients deferring or limiting their purchase or use of Urgently’s software product development services or solutions until resolution of such litigation or could require Urgently to indemnify its clients against infringement claims in certain instances. Any intellectual property claims or litigation in this area, whether or not Urgently ultimately wins or loses, could damage its reputation and materially adversely affect its business, financial condition and results of operations.

Urgently’s use of open source software may lead to possible litigation, negatively affect sales and create liability.

Urgently often incorporates software licensed by third parties under so-called “open source” licenses, which may expose Urgently to liability and have a material impact on its business and offerings. Use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise Urgently’s services. Although Urgently monitors its use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting software offerings to conditions Urgently does not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Urgently’s clients’ ability to use the software that it develops for them and operate their businesses as they intend. Moreover, Urgently cannot assure you that its processes for controlling use of open source software in its products will be effective, and Urgently may inadvertently use third-party open source software in a manner that exposes Urgently to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property or for breach of contract. Urgently may face claims challenging the ownership of open source software against companies that incorporate it into Urgently’s products.

Additionally, some open source licenses contain requirements that Urgently make available source code for modifications or derivative works it creates based upon the type of open source software used. If Urgently combines certain open source software with other software in a specific manner, Urgently could, under open source licenses, be required to release the source code of its proprietary software to the public, including authorizing further modification and redistribution, or otherwise be limited in the licensing of such software. Additionally, if a third-party software provider has incorporated open source software into software that Urgently licenses from such provider, Urgently could be required to disclose source code that incorporates or is a modification of such licensed software. Disclosing proprietary source code could allow Urgently’s clients’ competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for Urgently’s clients. Furthermore, if the license terms for the open source code change, Urgently may be forced to re-engineer its software or incur additional costs.

Urgently may be involved from time to time in claims, lawsuits, government investigations and other proceedings that could adversely affect its business, financial condition, and results of operations.

Urgently may be involved in litigation matters from time to time, such as matters incidental to the ordinary course of its business, including intellectual property, privacy, commercial, services, transportation, employment, class action, whistleblower, accessibility, securities, tax, and other litigation and claims, and governmental and other regulatory investigations and proceedings. The number and significance of these disputes may increase as Urgently grows larger, its businesses expand in scope and geographic reach, and its products and platform increase in complexity.

The outcome and impact of such claims, lawsuits, government investigations and other proceedings cannot be predicted with certainty. Such matters can be time-consuming, divert management’s attention and resources, cause Urgently to incur significant expenses or liability, or require Urgently to change its business practices. In addition, the expense of litigation and the timing of these expenses from period to period are difficult to estimate, subject to change, and could adversely affect Urgently’s financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, Urgently may, from time to time, settle disputes, even where Urgently have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect Urgently’s business, financial condition, and results of operations.

Unanticipated changes in tax laws may affect future financial results.

Urgently is a U.S. corporation and thus is subject to U.S. corporate income tax on its worldwide operations. Urgently’s principal operations and certain potential customers are located in the United States, and as a result, Urgently will be subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on Urgently’s business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Urgently.

In recent years, the federal government has made significant changes to U.S. tax laws, including through the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) and the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In addition, beginning in January 2022, the Tax Act eliminates the right to deduct research and development expenditures for tax purposes in the period the expenses were incurred and instead requires all U.S. and foreign research and development expenditures to be amortized over five and fifteen tax years, respectively.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022.

Further, the current administration had previously set forth several tax proposals that would, if enacted, make further significant changes to U.S. tax laws (including provisions enacted pursuant to the Tax Act). Such proposals include, but are not limited to, (i) an increase in the U.S. income tax rate applicable to corporations from 21% to 28%, (ii) an increase in the maximum U.S. federal income tax rate applicable to individuals and (iii) an increase in the U.S. federal income tax rate for long-term capital gain for certain taxpayers with income in excess of a threshold amount. Congress may consider some or all of these proposals in connection with additional tax reform to be undertaken by the current administration. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect Urgently’s business and future profitability. Investors are urged to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of holding Urgently’s securities.

In addition, the Organization for Economic Co-operation and Development (“OECD”), issued final action items or proposals related to its initiative to combat base erosion and profit shifting (“BEPS”). The OECD urged its members to adopt the proposals to counteract the effects of taxpayers’ use of tax havens and preferential tax regimes globally. One BEPS proposal redefines a “permanent establishment” under treaty tax law, and changes how profits would be attributed to the permanent establishment. Some countries have incorporated the BEPS proposals into their laws, and Urgently expects other countries to follow suit, including the adoption of market-based, income sourcing provisions that assign a greater share of taxable income of a non-resident taxpayer to the country of its customer’s location than do traditional “arm’s length” income sourcing provisions. Some of the BEPS and related proposals, if enacted into law in the U.S. and in the foreign countries where Urgently does business, could increase the burden and costs of Urgently’s tax compliance. Moreover, such changes could increase the amount of taxes Urgently incurs in those jurisdictions, and in turn, increase Urgently’s global effective tax rate.

Urgently’s corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and Urgently could be obligated to pay additional taxes, which would harm its results of operations.

Urgently is expanding its international operations and staff to support its business in international markets. Urgently generally conducts its international operations through wholly owned subsidiaries and is or may be required to report its taxable income in various jurisdictions worldwide based upon its business operations in those jurisdictions. Urgently’s intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The amount of taxes Urgently pays in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the U.S., to Urgently’s international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and Urgently’s ability to operate its business in a manner consistent with its corporate structure and intercompany arrangements. The relevant taxing authorities may disagree with Urgently’s determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and Urgently’s position was not sustained, Urgently could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of Urgently’s operations.

Urgently is subject to federal, state, and local income, sales, and other taxes in the U.S. and income, withholding, transaction, and other taxes in numerous foreign jurisdictions. Significant judgment is required in evaluating Urgently’s tax positions and its worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination may be uncertain. In addition, Urgently’s tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by recognizing tax losses or lower than anticipated earnings in jurisdictions where Urgently has lower statutory rates and higher than anticipated earnings in jurisdictions where Urgently has higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of its deferred tax assets and liabilities. Urgently may be audited in various jurisdictions, and such jurisdictions may assess additional taxes, sales taxes and value added taxes against Urgently. Although Urgently believes its tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from Urgently’s historical tax provisions and accruals, which could have an adverse effect on its results of operations or cash flows in the period or periods for which a determination is made.

Failure to comply with laws and regulations relating to privacy, data protection, cybersecurity, advertising, and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to such matters, could adversely affect Urgently’s business, financial condition, and results of operations.

Urgently relies on a variety of techniques when marketing to Customer Partners, and Urgently is subject to various laws and regulations that govern such marketing and advertising practices. Additionally, Urgently’s business relies on its ability to collect, receive, store, process, use, generate, transfer, disclose, make accessible, protect, share, and otherwise process personal data and other sensitive information (such as personal data that identifies or is identifiable to actual or prospective customers, suppliers, personnel, or others), proprietary and confidential business information, trade secrets, intellectual property, and sensitive third-party information. As a result, Urgently is, or may become, subject to numerous federal, state, local and foreign data laws, regulations, industry standards, policies, contracts and other actual and asserted obligations relating to privacy, data protection, and cybersecurity, particularly in the context of online advertising. For example, Urgently is or may become subject to the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, numerous other state laws, the European Union General Data Protection Regulation (“EU GDPR”), the UK Data Protection Act, the EU GDPR as it forms part of United Kingdom law by virtue of section 3 of the European Union (Withdrawal) Act 2018, the Privacy and Electronic Communications Directive (2002/58/EC), and other national legislation.

Laws and regulations relating to privacy, data protection, marketing and advertising and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or Urgently’s practices. Urgently may publish privacy policies, notices, and other documentation and statements regarding its collection, processing, use and disclosure of personal data and/or other data. Although Urgently endeavors to comply with its published policies, notices, documentation, and statements, Urgently may at times fail to do so or may be perceived to have failed to do so. Despite Urgently’s efforts, it may not be successful in achieving compliance if Urgently’s personnel, Customer Partners or Service Providers fail to comply with its published policies and documentation. Although Urgently endeavors to comply with its published policies and notices, other statements and documentation, and all applicable laws and regulations, and certain other guidance, industry standards, policies, contracts and other actual and asserted obligations, relating to privacy, data protection, cybersecurity, advertising, and consumer protection, Urgently may at times fail to do so or may be perceived to have failed to do so. If Urgently fails, or is perceived to have failed, to address or comply with any actual or asserted obligations related to data privacy and security, Urgently could face private claims, demands, and litigation, including class action litigation; government enforcement actions and proceedings that could include investigations, fines, penalties, audits and inspections; additional reporting requirements and/or oversight; temporary or permanent bans on all or some processing of data; requirements to change the manner in which Urgently processes data; and orders to destroy or not use data. Any of these events could have a material adverse effect on Urgently’s reputation, business or financial condition, and could lead to a loss of actual or prospective Customer Partners, Service Providers or Consumers; result in an inability to process data or to operate in certain jurisdictions; limit Urgently’s ability to sell or distribute its products; or require Urgently to revise or restructure its policies and other aspects of its operations, which Urgently may be unable to do in a commercially reasonable manner or at all. Moreover, such claims or other proceedings, even if not resulting in liability, could be expensive and time-consuming to defend and could result in diversion of management’s attention and adverse publicity that could harm Urgently’s business or have other material adverse effects. Urgently may also be contractually required to indemnify and hold harmless third parties from the costs or consequences relating to any such matter or to any actual or perceived of inadvertent or unauthorized use, disclosure, or other processing of data that is stored or handled as part of operating Urgently’s business.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance, regarding privacy, data protection, cybersecurity, consumer protection and advertising. Each of these laws and regulations, and any other such changes or new laws or regulations, or other actual or asserted obligations, including regulatory guidance and industry standards, could impose significant limitations, require changes to Urgently’s business, impose fines and other penalties or restrict Urgently’s use or storage of personal data and other data, which may increase Urgently’s compliance expenses and make Urgently’s business more costly or less efficient to conduct. Moreover, Customer Partners and Service Providers may stop or limit their sharing of data with Urgently. Any such changes could compromise Urgently’s ability to develop an adequate marketing strategy and pursue its growth strategy effectively, may hinder Urgently’s research and development efforts, and otherwise disrupt operations, which, in turn, could adversely affect Urgently’s business, financial condition and results of operations.

Urgently is subject to governmental export and import control laws and regulations. Urgently’s failure to comply with these laws and regulations could materially and adversely affect its business, prospects, financial condition and results of operations.

Urgently’s products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls as well as similar controls established in the countries in which Urgently does business. Export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to embargoed or sanctioned countries, governments and persons. In addition, complying with export control and sanctions regulations for a particular geography may be time-consuming and result in the delay or loss of revenue opportunities. Exports of Urgently’s products and technology must be made in compliance with these laws and regulations. If Urgently fails to comply with these laws and regulations, Urgently and certain of its employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on Urgently and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit Urgently’s ability to distribute its products or could limit Consumers’ ability to implement Urgently’s products in those countries. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of Urgently’s products by, or in Urgently’s decreased ability to export or sell its products and solutions to, existing or potential end customers with international operations or create delays in the introduction of Urgently’s products and solutions into international markets. Any decreased use of Urgently’s products and solutions or limitation on Urgently’s ability to export or sell products and solutions could adversely affect Urgently’s business, financial condition, results of operations and prospects.

Risks Related to Otonomo’s Operations

Otonomo has a limited operating history and may be unable to achieve or sustain profitability or accurately predict its future results.

Otonomo has been focused on developing a platform to provide vehicle data services since its formation in 2015. Otonomo’s limited operating history makes it difficult to evaluate its current business and future prospects and may increase the risk of your investment. Further, because it has limited historical financial data and operate in a rapidly evolving market, any predictions about its future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more predictable market.

Otonomo’s losses in prior periods and accumulated deficit reflect the investments Otonomo has made to date to grow its business. Otonomo expects to have significant operating expenses in the future to further support and grow its business, including expanding the range of integrations between its platform and third-party applications and platforms, expanding its direct and indirect sales capabilities, investing in its infrastructure and R&D and integrating businesses it acquires. As a result, Otonomo may be unable to achieve or sustain profitability or accurately predict its future results. You should not consider its recent growth in revenue as indicative of its future performance. Otonomo cannot assure you that it will achieve profitability in the future, or that if Otonomo does become profitable, that it will sustain profitability.

If Otonomo fails to address the risks and difficulties that it faces, including those described elsewhere in this “Risk Factors” section, its business, financial condition and results of operations could be adversely affected. Otonomo has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Otonomo’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if Otonomo does not address these risks successfully, its results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

Otonomo’s Cost Reduction Initiative and associated organizational changes may not adequately reduce its operating costs or improve operating margins, may lead to additional workforce attrition, and may cause operational disruptions.

During the fourth quarter of 2022, Otonomo commenced the Cost Reduction Initiative, which included a workforce reduction of a significant number of employees in connection with Otonomo adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, Otonomo sunsetted its artificial intelligence (AI) platform, which was capable of transforming behavioral data into actionable insights (“MI services”) in December 2022and sunsetted its Connected Vehicle Data services in April 2023.

The Cost Reduction Initiative was completed in the second quarter of 2023. As a result of completing the Cost Reduction Initiative, Otonomo anticipates that it will recognize substantial cost savings. The estimates of the charges and expenditures that Otonomo expects to incur in connection with the workforce reduction, and timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and Otonomo may incur costs that are greater than it currently expects in connection with the Cost Reduction Initiative.

The Cost Reduction Initiative may yield unintended consequences and costs (financial or otherwise), such as the loss of institutional knowledge and expertise, employee attrition beyond Otonomo’s intended reduction in force, a reduction in morale among its remaining employees, greater-than-anticipated costs incurred in connection with implementing the restructuring process, and the risk that Otonomo may not achieve the benefits from the Cost Reduction Initiative to the extent or as quickly as it anticipates, all of which may have a material adverse effect on its results of operations or financial condition. These restructuring initiatives could place substantial demands on its management and employees, which could lead to the diversion of its management’s and employees’ attention from other business priorities. In addition, while certain positions have been eliminated in connection with the Cost Reduction Initiative, certain functions necessary to Otonomo’s reduced operations remain, and Otonomo may be unsuccessful in distributing the duties and obligations of departed employees among its remaining employees or external service providers, which could result in disruptions to its operations. Otonomo may also discover that the workforce reduction and other restructuring efforts will make it difficult for it to pursue new opportunities and initiatives and require it to hire qualified replacement personnel, which may require it to incur additional and unanticipated costs and expenses.

Otonomo has a limited operating history with a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future.

Otonomo has incurred net losses on an annual basis since its inception. Otonomo incurred net losses of approximately $131.1 million and $30.9 million for the years ended December 31, 2022 and 2021, respectively. Otonomo believes that it will continue to incur operating and net losses each quarter for the foreseeable future.

Otonomo expects to continue to invest its efforts and resources into, among other things:

•	Otonomo’s engineering team, the development of new products, features and functionality and enhancements in its Connected Fleet platform and the Otonomo Connected Insurance Tech Business;

•	research and development; and

•	general administration costs, including legal costs, accounting costs, and other expenses related to being a public company.

These investments may not result in an increased revenue or growth of Otonomo’s business. Otonomo also expects that its revenue growth rate will decline over time. Accordingly, Otonomo may not be able to generate sufficient revenue to offset its expected cost increases and achieve and sustain profitability. If Otonomo fails to achieve and sustain profitability, then its business, results of operations and financial condition could be adversely affected.

If Otonomo does not develop enhancements to its services and introduce new services that achieve market acceptance, its growth, business, results of operations and financial condition could be adversely affected.

Otonomo’s ability to attract new data consumers and increase revenue from existing data consumers depends in part on its ability to enhance and improve its existing services, increase adoption and usage of its services, and introduce new services. The success of any enhancements or new services depends on several factors, including timely completion, adequate quality testing, actual performance quality, market accepted pricing levels and overall market acceptance.

Enhancements, such as additional technology features, and new services, such as software licenses and data services, that it develops may not be introduced in a timely or cost effective manner, or at all due to the Cost Reduction Initiative, and thus may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, Otonomo’s ability to increase the usage of its services depends, in part, on the development of new uses for its services, which may be delayed or not occur. Otonomo’s ability to generate usage of additional services by its data consumers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If Otonomo is unable to successfully enhance its existing services to meet evolving data consumer requirements, increase adoption and usage of its services, develop new services, or if its efforts to increase the usage of its services are more expensive than it expects, then its business, results of operations and financial condition would be adversely affected.

If Otonomo is unsuccessful at investing in growth opportunities, its business could be materially and adversely affected.

Due to the Cost Reduction Initiative, Otonomo reduced its investment in growth opportunities, including the development of new technologies and services to meet its clients’ needs. If Otonomo is unable to develop new technologies and services, data consumers do not use or license its new technologies and services, its new technologies and services do not work as intended or there are delays in the availability or adoption of its new technologies and services, then Otonomo may not be able to grow its business or growth may occur slower than anticipated. Additionally, although Otonomo expects continued growth in the vehicle data market, such growth may occur more slowly or not at all, and Otonomo may not benefit from its investments.

Any of the foregoing could have a material and adverse effect on its operating results and financial condition.

Otonomo may need to raise additional funds in the future in order to execute its business plan and these funds may not be available to it when it needs them. If Otonomo cannot raise additional funds when it needs them, its business, prospects, financial condition and operating results could be negatively affected.

Otonomo may require additional capital in the future in order to respond to technological advancements, competitive dynamics or technologies, data consumer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. Otonomo may also determine to raise equity or debt financing for other reasons. For example, in order to further enhance business relationships with current or potential customers or partners, Otonomo may issue equity or equity-linked securities to such current or potential customers or partners.

Otonomo may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If Otonomo raises additional funds through the issuance of equity or convertible debt or other equity-linked securities, Otonomo’s existing shareholders could experience significant dilution. In addition, any debt financing it obtains in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for it to obtain additional capital and to pursue business opportunities, including potential acquisitions. If Otonomo is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to grow or support its business and to respond to business challenges could be significantly limited. In addition, because its decision to issue debt or equity in the future will depend on market conditions and other factors beyond its control, it cannot predict or estimate the amount, timing, nature or success of its future capital raising efforts.

Otonomo relies, in part, on partnerships to grow its business. The partnerships may not produce the expected financial or operating results it expects. In addition, if Otonomo is unable to enter into partnerships or successfully maintain them, its growth may be adversely impacted.

Historically, Otonomo has relied, in part, on a variety of partnerships covering different focus areas and data to grow its business. The majority of the partnerships allow it to provide data or data services as part of services provided by the partners, thereby increasing its customer base without the need to address the customers directly.

Any partnerships Otonomo enters into may not be on favorable terms, and the expected benefits and growth from these partnerships may not materialize as planned. Otonomo may have difficulty assimilating new partnerships and their services, technologies, IT systems and personnel into its operations. IT and data security profiles of partners may not meet its technological standards and may take longer to integrate and remediate than planned. This may result in significantly greater transaction and integration costs for future partnerships than Otonomo has experienced historically, or it could mean that it will not pursue certain partnerships where the costs of integration and remediation are too significant. These difficulties could disrupt its ongoing business, increase its expenses and adversely affect its operating results and financial condition.

Despite Otonomo’s past experience, opportunities to grow its business through partnerships may not be available to it in the future.

In 2022, two customers accounted for a material portion of Otonomo’s revenues and, therefore, the loss of those customers could materially and adversely affect its business, results of operations and financial condition.

The Auto Club Group and DL Insurance Services Limited accounted for approximately 16% and 12%, respectively, of Otonomo’s revenue in 2022. The loss of these customers could result in a significant reduction of its anticipated revenues, which could materially and adversely affect its business, results of operations and financial condition.

Otonomo’s business depends on expanding its base of data and insurance service consumers and consumers increasing their use of its services, and its inability to expand its base of consumers or any loss of consumers or decline in their use of its services could materially and adversely affect its business, results of operations and financial condition.

Otonomo’s ability to grow and generate revenue growth depends, in part, on its ability to expand its base of consumers and maintain and grow its relationships with existing consumers and to have them increase their usage of its platform. If Otonomo is not successful in attracting new consumers or its existing consumers do not increase their use of its services, then its revenue growth may decline, and its results of operations may be harmed. Data consumers are charged based on the usage of its services. Many of its data consumers do not have long-term contractual financial commitments to it and, therefore, most of its data consumers may reduce or cease their use of its services at any time without penalty or termination charges. Insurance service consumer arrangement normally include committed fees as well as elements of uncommitted usage-based fees. Consumers may terminate or reduce their use of its services for any number of reasons, including if they are not satisfied with its services, the value proposition of its services or its ability to meet their needs and expectations. Otonomo cannot accurately predict consumers’ usage levels and its inability to attract new consumers or the loss of consumers or reductions in their usage levels of its services may each have a negative impact on its business, results of operations and financial condition and may slow its growth in the future if customers are not satisfied with its products, the value proposition of its products or its ability to meet their needs and expectations. If a significant number of data consumers cease using, or reduce their usage of its services, then Otonomo may be required to spend significantly more on sales and marketing than it currently plans to spend in order to maintain or increase revenue from data consumers. Such additional sales and marketing expenditures could adversely affect its business, results of operations and financial condition.

If Otonomo fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, its products may become less competitive.

The market for mobility technology in general, and vehicle data, is subject to rapid changes, evolving industry standards, changing regulations, as well as changing customer needs, requirements, and preferences. The success of Otonomo’s business will depend, in part, on its ability to adapt and respond effectively to these changes on a timely basis. If Otonomo is unable to develop new services that satisfy its data consumers and provide enhancements and new features for its existing services that keep pace with rapid technological and industry change, its business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact Otonomo’s ability to compete effectively.

Otonomo’s platform must integrate with a variety of network, hardware, mobile and software platforms and technologies, and it needs to continuously modify and enhance its services and platform to adapt to changes and innovation in these technologies. If data providers, partners or data consumers adopt new software platforms or infrastructure, Otonomo may be required to develop new or enhanced versions of its services to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect its business, results of operations and financial condition. Any failure of Otonomo’s services and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for its services. If Otonomo is unable to respond to these changes in a cost-effective manner, its services may become less marketable and less competitive or obsolete, and its business, results of operations and financial condition could be adversely affected.

The market for Otonomo’s services and platform is new and unproven and may decline or experience limited growth and is dependent in part on data consumers continuing to adopt its platform and use its services.

Otonomo has been developing and providing a cloud based platform, through which it serves as a vehicle data marketplace, which enables car manufacturers, drivers and service providers to be part of a connected ecosystem. This market is relatively new and unproven and is subject to a number of risks and uncertainties. Otonomo believes that its future success will significantly depend in large part on the growth, if any, of this market. The utilization of a data marketplace to obtain data on vehicles, drivers and the environment is still relatively new, and consumers may not recognize the need for, or benefits of, its services and platform. Moreover, if they do not recognize the need for and benefits of its services and platform, they may decide to adopt alternative services to satisfy some portion of their business needs. In order to grow its business and extend its market position, Otonomo should focus on educating potential customers about the benefits of its services and platform, expanding the range of its services and bringing new technologies to market to increase market acceptance and use of its platform. Otonomo’s ability to expand the market that its services and platform address depends upon a number of factors, including the cost, performance and perceived value associated with such services and platform. The market for Otonomo’s services and platform could fail to grow significantly due to the Cost Reduction Initiative or otherwise or there could be a reduction in demand for its services as a result of a lack of acceptance, technological challenges, competing services, decreases in spending by current and prospective customers, weakening economic conditions and other causes. If Otonomo’s market does not experience significant growth, or demand for its services decreases, then its business, results of operations, and financial condition could be adversely affected.

Otonomo relies on the ability to access data from external providers at reasonable terms and prices. Otonomo’s data providers might restrict its use of, or refuse to license, data, which could lead to its inability to access certain data or provide certain services and, as a result, materially and adversely affect its operating results and financial condition.

Otonomo relies extensively upon vehicle data from a variety of external providers to provide its services, including data from vehicle manufacturers (“OEMs”), vehicle fleet operators, and mobile devices. Otonomo’s data providers could increase restrictions on its use of such data, increase the price they charge it for data, or refuse altogether to license the data to it. In addition, during the term of any data supply contract, providers may fail to adhere to its data quality control standards or fail to deliver data. Further, although no single individual data provider is material to its business, if a number of providers collectively representing a significant amount of data that it uses for one or more of its services were to impose additional contractual restrictions on its use of or access to data, fail to adhere to its quality-control standards, repeatedly fail to deliver data or refuse to provide data, now or in the future, its ability to provide those services to its clients could be materially adversely impacted, which may harm its operating results and financial condition. In addition, if a number of providers collectively representing a significant amount of data that it uses are no longer able or are unwilling to provide it with certain data, Otonomo may need to find alternative providers.

If Otonomo is unable to identify and contract with suitable alternative data providers and efficiently and effectively integrate these data sources into its service offerings, it could experience service disruptions, increased costs, and reduced quality and availability of its services. Moreover, some of its data providers compete with it in certain service offerings, which may make it vulnerable to unpredictable price increases from them and they may elect to stop providing data to it. Significant price increases could have a material adverse effect on its operating margins and its financial position, in particular if Otonomo is unable to arrange for substitute replacement data suppliers on favorable economic terms. There can be no assurance that Otonomo would be able to obtain data from alternative suppliers if its current suppliers become unavailable. Loss of such access or the availability of data in the future on commercially reasonable terms, or at all, may reduce the quality and availability of its services, which could have a material adverse effect on its business, financial condition, and results of operations.

Some of its data suppliers face similar regulatory requirements as Otonomo does and, consequently, they may cease to be able to provide data to it or may substantially increase the fees they charge it for this data, which may make it financially burdensome or impossible for it to acquire data that is necessary to offer services. Many consumer advocates, privacy advocates, and government regulators believe that existing laws and regulations do not adequately protect privacy or ensure the accuracy of personal data. As a result, such advocates and regulators are seeking further restrictions on the dissemination or commercial use of personal information to the public and private sectors, as well as contemplating requirements relative to data accuracy and the ability of consumers to opt to have their personal data removed from databases such as Otonomo’s. Any future laws, regulations, or other restrictions limiting the dissemination or use of personal information may reduce the quality and availability of the data necessary for its products and services, which could have a material adverse effect on its business, financial condition, and results of operations.

If Otonomo is unable to expand its relationships with existing OEMs and vehicle fleet operators and add new OEMs and vehicle fleet operators and other data providers, its business, results of operations and financial condition could be adversely affected.

Otonomo believes that its business depends in part upon developing and expanding strategic relationships with OEMs and vehicle fleet operators and other data providers. OEMs and vehicle fleet operators provide much of the data it provides as part of its services. As demand grows for data-driven products and services and customer groups join the ecosystem and expand their usage of external data, it will need to be able to provide the data in order to meet increasing market needs.

If Otonomo fails to expand its relationships with existing OEMs and vehicle fleet operators or establish relationships with new OEMs and vehicle fleet operators and other data providers in a timely and cost effective manner, or at all, it will be unable to grow its business and meet its customers’ needs, which would adversely affect its business, results of operations and financial condition.

Any failure to offer high quality user support may adversely affect its relationships with its consumers and prospective consumers, and adversely affect its business, results of operations and financial condition.

Many of its customers depend on its customer support team to assist them in deploying its services effectively to help them to resolve post-deployment issues quickly, and to provide ongoing support. If Otonomo does not devote sufficient resources or are otherwise unsuccessful in assisting its consumers effectively, it could adversely affect its ability to retain existing consumers and could prevent prospective consumers from adopting its services. Otonomo may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. Otonomo also may be unable to modify the nature, scope and delivery of its customer support to compete with changes in the support services provided by its competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect its business, results of operations and financial condition. Otonomo’s revenues are highly dependent on its business reputation. Any failure to maintain high quality customer support, or a market perception that Otonomo does not maintain high quality customer support, could erode customer trust and adversely affect its reputation, business, results of operations and financial condition.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on its results of operations.

Otonomo’s business is directly affected by, and significantly dependent on, business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by its automotive OEM customers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year.

Otonomo expects any such fluctuations to give rise to fluctuations in the demand for its products. Reductions in automotive sales could slow the increasing connectivity of vehicles, as new vehicles have greater connectivity that older ones, and would slow the demand for data-driven products and services. In addition, a reduction in the number of vehicles would reduce the potential number of data consumers for its services. Any significant adverse change in automotive production and sales could have a material adverse effect on its business, results of operations and financial condition.

The market in which Otonomo participates is intensely competitive, and if Otonomo does not compete effectively, its business, results of operations and financial condition could be harmed.

The market for vehicle data is rapidly evolving and highly competitive, with relatively low barriers to entry in some areas. Otonomo’s future success will depend on its ability to maintain its lead by continuing to develop and protect from infringement advanced technology in a timely manner and to stay ahead of existing and new competitors. Otonomo currently faces competition from a range of companies seeking to establish and develop relationships with OEMs and other data providers. Otonomo’s competitors are also working to advance technology, performance and innovation in their development of new and improved solutions.

Otonomo’s direct competitors focus on data provision, services to manage and structure data and consent management. Otonomo’s indirect competitors include service providers and personal use case companies, which focus on enabling services via APIs and connecting service providers with customers’ personally identifiable information (“PII”), as well as industry-specific data and service providers for location-based services, fleet management and repair and maintenance. Additionally, technology companies, such as Google and Alibaba, and vehicle operating system providers, such as Huawei and Baidu, are potential competitors to its platform, as are companies providing cloud computing platforms and APIs, such as Amazon Web Services and Microsoft. In addition, Otonomo faces potential competition from its vertically integrated data providers which may elect to directly provide more data-related services as part of their business.

The principal competitive factors in its market include completeness of offering, ease of integration and programmability, product features, platform scalability, and performance and cost.

Some of Otonomo’s competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets and significantly greater resources than it does. In addition, some have the operating flexibility to bundle competing products and services at little or no perceived incremental cost, including offering them at a lower price as part of a larger sales transaction. As a result, Otonomo’s competitors may be able to respond more quickly and effectively than it can to new or changing opportunities, technologies, standards or customer requirements. These effects may be magnified if Otonomo is unable to continue to pursue innovative solutions and offerings due to the Cost Reduction Initiative or otherwise.

With the introduction of new services and new market entrants, Otonomo expects competition to intensify in the future. Increased competition may result in pricing pressure and reduced margins and may impede its ability to increase the sales of its products or cause it to lose market share, any of which will adversely affect its business, results of operations and financial condition.

Otonomo expects its results of operations to fluctuate on a quarterly and annual basis, which could cause the price of its securities to fluctuate or decline.

Otonomo’s quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of its operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Otonomo’s quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of its business. These fluctuations could adversely affect its ability to meet its expectations or those of securities analysts or investors. If Otonomo does not meet these expectations for any period, the value of its business and its securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•	The timing of revenues generated in any quarter;

•	Pricing changes Otonomo may adopt to drive market adoption or in response to competitive pressure;

•	Otonomo’s ability to retain its existing customers and attract new customers;

•	Otonomo’s ability to integrate acquired companies and businesses;

•	Otonomo’s ability to develop, introduce and sell services and products in a timely manner that meet customer requirements;

•	Disruptions in its sales channels or termination of its relationship with partners;

•	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new services or updates from it or its competitors;

•	Fluctuations in demand pressures for its products;

•	The mix of services sold in any quarter;

•	The timing and rate of broader market adoption of its data service platform;

•	Market acceptance of its services and further technological advancements by its competitors and other market participants;

•	Any change in the competitive dynamics of its markets, including consolidation of competitors, regulatory developments and new market entrants;

•	Changes in the source, cost, availability of and regulations pertaining to materials it uses;

•	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs;

•	Foreign currency fluctuations, interest rates, inflation, recession risks and economic recovery timing; and

•	General economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect its future profitability.

Factors that could materially affect its future, effective tax rates, include but are not limited to:

•	Changes in tax laws or the regulatory environment;

•	Changes in accounting and tax standards or practices;

•	Changes in the composition of operating income by tax jurisdiction; and

•	Otonomo’s operating results before taxes.

Otonomo’s effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

Changes in its product mix may impact its financial performance.

Otonomo’s financial performance can be affected by the mix of services it sells during a given period. If Otonomo’s sales include more of the lower gross margin services than higher gross margin products, its results of operations and financial condition may be adversely affected. There can be no guarantees that it will be able to successfully alter its service mix so that Otonomo is selling more of its high gross margin products.

Otonomo is highly dependent on the services of its CEO and founder, Benjamin Volkow.

Otonomo is highly dependent on its CEO and founder, Benjamin Volkow. Mr. Volkow has acted as its Chief Executive Officer since its inception, and as such, is deeply involved in all aspects of its business, including product development. The loss of Mr. Volkow would adversely affect its business because this could make it more difficult to, among other things, compete with other market participants, manage its R&D activities and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to, Mr. Volkow may adversely affect its brand, relationship with customers or standing in the industry.

Otonomo’s business depends on its ability to attract and retain highly skilled personnel and senior management.

Competition for highly-skilled personnel is often intense, especially in Israel, where its principal office is located, and Otonomo may incur significant costs to attract them. Otonomo may face challenges in attracting or retaining qualified personnel to fulfill its current or future needs. Otonomo has, from time to time, experienced, and Otonomo expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. As a result of the intense competition for qualified human resources, the technology market has also experienced, and may continue to experience, significant wage inflation. Accordingly, Otonomo’s efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect its profitability. Furthermore, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of its equity or equity awards declines, it may adversely affect Otonomo’s ability to retain highly skilled employees. During the fourth quarter of 2022, Otonomo authorized a workforce reduction (as part of its restructuring process) which resulted in a reduced headcount of approximately 100 employees worldwide. The workforce reduction may make it more difficult to preserve Otonomo’s company culture and may negatively impact employee morale. Otonomo’s success depends in part on the attraction, retention and motivation of executive personnel critical to the business and its operations. If Otonomo fails to attract new personnel or fails to retain and motivate its current personnel, it could face disruptions in its operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs, and its business and future growth prospects could be adversely affected.

Otonomo’s sales and operations in international markets expose it to operational, financial and regulatory risks.

A core component of Otonomo’s growth strategy is international expansion. While Otonomo has committed resources to expanding its international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•	Foreign currency exchange rate fluctuations; political and economic instability, international terrorism and anti-American sentiment, particularly in emerging markets;

•	Rising inflation in the economies in which Otonomo operates and its ability to control costs, including operating expenses;

•	Potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•	Preference for locally branded products, and laws and business practices favoring local competition;

•	Potential consequences of, and uncertainty related to, the “Brexit” process in the United Kingdom, which could lead to additional expense and complexity in doing business there;

•	Delayed revenue recognition;

•	Less effective protection of intellectual property;

•

Stringent regulation of the autonomous or other systems, or products using its products and rigorous consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union, European competition law, the Restriction of Hazardous Substances directive, the Waste Electrical and Electronic Equipment directive and the European Ecodesign directive that are costly to comply with, and may vary from country to country;

•	Difficulties and costs of staffing and managing foreign operations;

•	Import and export laws and the impact of tariffs; and

•	Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

As a result of these and other factors, international expansion may be more difficult, take longer and not generate the results Otonomo anticipates, which could negatively impact its growth and business.

Otonomo’s business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of its business or information systems resulting from these events could adversely affect its operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events (such as the COVID-19 pandemic), could have an adverse effect on its business and operating results. In addition, natural disasters, acts of terrorism or war, including the ongoing invasion of Ukraine by Russia, could cause disruptions in its remaining business operations, its or its customers’ or partners’ businesses, its data providers or the economy as a whole. Otonomo also relies on information technology systems to communicate among its workforce and with third parties. Any disruption to its communications, whether caused by a natural disaster or by man-made problems, such as power disruptions, could adversely affect its business. Otonomo does not have a formal disaster recovery plan or policy in place and does not currently require that its suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede its suppliers’ ability to timely deliver product components, or the deployment of its products, its business, operating results and financial condition would be adversely affected.

Otonomo is exposed to fluctuations in currency exchange rates that could adversely affect its financial results.

Otonomo faces exposure to movements in currency exchange rates, which may cause its revenue and operating results to differ materially from expectations. Fluctuations in the value of the U.S. dollar versus foreign currencies may impact its operating results when translated into U.S. dollars. Thus, its results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when re-measured, may differ materially from expectations. In addition, its operating results are subject to fluctuation if its mix of U.S. and foreign currency denominated transactions and expenses change in the future. Although Otonomo may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate its exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

Breaches of its networks or systems, or those of its data providers or partners, could degrade its ability to conduct its business, compromise the integrity of its products, platform and data, result in significant data losses and the theft of its intellectual property, damage its reputation, expose it to liability to third parties and require it to incur significant additional costs to maintain the security of its networks and data.

Otonomo depends upon its IT systems to conduct virtually all of its business operations, ranging from its internal operations and research and development activities to its marketing and sales efforts and communications with its customers and business partners. Individuals or entities may attempt to penetrate its network security, or that of its platform, and to cause harm to its business operations, including by misappropriating proprietary information or that of its data suppliers, data consumers, partners and employees or to cause interruptions of its products and platform. In general, cyberattacks and other malicious internet-based activity continue to increase in frequency and magnitude, and cloud-based companies have been targeted in the past and are likely to continue to be targeted in the future. In addition to threats from traditional computer hackers, malicious code (such as malware, viruses, worms, and ransomware), employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, Otonomo also faces threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to its systems (including those hosted on AWS or other cloud services), internal networks, its customers’ systems and the information that they store and process.

While Otonomo devotes significant financial and personnel resources to implement and maintain security measures, because the techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, Otonomo may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. Otonomo may also be unable to anticipate these techniques, and Otonomo may not become aware in a timely manner of security breaches, which could exacerbate any damage it experiences. Additionally, Otonomo depends upon its employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy its IT resources in a safe and secure manner that does not expose its network systems to security breaches or the loss of data. Any data security incidents, including internal malfeasance or inadvertent disclosures by its employees or a third party’s fraudulent inducement of its employees to disclose information, unauthorized access or usage, introduction of a virus or similar breach or disruption of it or its service providers, such as AWS, could result in loss of confidential information, damage to its reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if its cybersecurity measures or its service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), or the mishandling of data by its employees and contractors, then its reputation, business, results of operations and financial condition could be adversely affected. While Otonomo maintains errors, omissions, and cyber liability insurance policies covering certain security and privacy damages, it cannot be certain that its existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

Any disruption of service at the Cloud Service Providers that host its platform could harm its business.

Otonomo currently hosts its platform primarily using AWS, and, to a lesser extent, Microsoft Azure and Google Cloud, referred to as its Cloud Service Providers. Otonomo’s continued growth depends on the ability of its customers to access its platform at any time and within an acceptable amount of time.

Although Otonomo has disaster recovery plans, including the use of multiple Cloud Service Provider locations, any incident affecting its Cloud Service Provider infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, cyber-attacks, terrorist or other attacks, and other similar events beyond its control could negatively affect its platform and its ability to deliver its services to its customers. A prolonged Cloud Service Provider disruption affecting its platform for any of the foregoing reasons would negatively impact its ability to serve its customers and could damage its reputation with current and potential customers, expose it to liability, cause it to lose customers or otherwise harm its business. Otonomo may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the Cloud Service Providers it uses.

In the event that its Cloud Service Provider service agreements are terminated, or there is a lapse of service, Otonomo would experience interruptions in access to its platform as well as significant delays and additional expense in arranging new facilities and services and/or re-architecting its solutions for deployment on a different cloud infrastructure, which would adversely affect its business, operating results and financial condition.

Climate change and related environmental issues may have an adverse effect on its business, financial condition and operating results.

Climate change related events, such as increasing temperatures, rising sea levels and changes to patterns and intensity of wildfires, hurricanes, floods, other storms and severe weather-related events and natural disasters, may have an adverse effect on its business, financial condition and operating results. Otonomo recognizes that there are inherent climate related risks regardless of how and where it conducts its operations. For example, a catastrophic natural disaster could negatively impact the locations of its customers and suppliers. Access to clean water and reliable energy in the communities where Otonomo conducts its operations is critical to it. Accordingly, a natural disaster has the potential to disrupt its and its customers’ businesses and may cause it to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of cover, legal liability and reputational losses.

If Otonomo is unable to maintain The Floow’s existing relationships with insurance companies or establish new relationships with insurance companies, its business, results of operations, financial condition and growth potential could be adversely affected.

Otonomo believes that the success of its business depends in part upon developing and expanding relationships with insurance companies. The Floow’s revenue depends, in large part, on revenue associated with its data refinery platform and telematics services, each of which primarily comes from insurance company customers. Otonomo’s inability to maintain these existing relationships with the Floow’s insurance company customers or establish new relationships with insurance companies could adversely affect its business, results of operations, financial condition and growth potential.

Changes in the practices of insurance companies in the markets in which Otonomo provides its telematics services could adversely affect its business, results of operations, financial condition and growth potential.

The Floow’s business depends, in part, on the existing practices of insurance companies in the markets in which Otonomo provides The Floow’s data refinery platform and sell its telematics services. Among other items, Otonomo relies on insurance companies’ continued practice of:

•	accepting vehicle location as a preferred security product;

•	requiring or providing a premium discount for using location and recovery services and products; and

•	mandating or encouraging the use of its telematics services, or similar services and products, for drivers.

If any or all of these policies or practices change, revenues from The Floow’s data refinery platform and sales of its telematics services could decline, which could adversely affect its business, results of operations, financial condition and growth potential.

There is significant competition in the markets in which Otonomo offers its telematics services and products and its business, results of operations, financial condition and growth potential could be adversely affected if it fails to compete successfully.

The markets for its telematics services and products are highly competitive. Otonomo competes primarily on the basis of the technological innovation, quality and price of its services and products. The telematics services market and the related telematics products market are extremely competitive due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of personalized product and driver coaching capabilities, including global positioning systems, or GPS, satellite- or network-based cellular systems and direction-finding homing technologies. Providers of competing services or products may extend their offerings to the locations in which Otonomo operates, or new competitors may enter the telematics services market. Some of these competing products have greater brand recognition than its telematics products. Increased competition in the telematics services and products space could adversely affect its business, results of operations, financial condition and growth potential.

Failure to effectively combine vehicle and mobile data from Otonomo and The Floow could adversely affect its growth potential.

Otonomo believes the combination of vehicle and mobile data from Otonomo and The Floow will be crucial to enabling innovative, usage-based and behavioral-based insurance products and to move from “detect and repair” to “predict and prevent” models to create safer, greener and smarter driving experiences for policy holders; however, Otonomo may experience technical and operational challenges in performing this data combination and/or the ultimate results may not be as predictive of risk as anticipated. In the event that Otonomo experiences these challenges or the results are not as predictive as anticipated, Otonomo may not realize the full benefits Otonomo anticipates from the combination of vehicle and mobile data from Otonomo and The Floow and its business and results of operations could be adversely affected.

The Floow relies, in part, on strategic relationships to grow its business. The partnerships may not produce the expected financial or operating results Otonomo expects.

The Floow enjoys long-standing strategic partnerships, including its strategic partnership with Munich Re, that are important to growing its business. There is no guarantee that these partnerships will continue in the future or that such partnerships will continue on favorable terms. In addition, it is possible that such strategic partners may instead engage with its competitors. These partnerships may not produce the expected financial or operating results Otonomo expects and could disrupt its ongoing business, increase its expenses and adversely affect its operating results and financial condition.

Insurance products are highly regulated in the United States and other countries in which Otonomo operates.

The markets for insurance products are highly affected by governmental regulation in the United States and in other countries in which Otonomo operates and these regulations are subject to change. Failure to comply with applicable regulations and quality assurance guidelines, or increases in the costs associated with efforts to comply with such regulations and guidelines, could lead to changes in its products and services, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to Otonomo’s Intellectual Property

Otonomo may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Otonomo’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of its services and its business depends in part on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other international jurisdictions. Otonomo relies on a combination of patent, copyright, service mark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection. Otonomo cannot assure you that any patents will be issued with respect to its currently pending patent applications, including in a manner that gives it adequate defensive protection or competitive advantages, if at all, or that any of its patents will not be challenged, invalidated or circumvented. Otonomo has filed for patents in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which Otonomo operates or in which Otonomo seeks to enforce its intellectual property rights or may be difficult to enforce in practice. Otonomo cannot be certain that the steps it has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to it or infringe its intellectual property.

Protecting against the unauthorized use of its intellectual property, products and other proprietary rights is expensive and can be difficult, particularly with respect to international jurisdictions. Unauthorized parties may attempt to copy or reverse engineer its solutions or certain aspects of its solutions that are considered proprietary. Litigation may be necessary in the future to enforce or defend its intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the U.S. Any such litigation, regardless of merit, could be costly, divert the attention of management and may not ultimately be resolved in its favor.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which its products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce its intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering its smart vision solutions or certain aspects of its solutions that Otonomo considers proprietary could adversely affect its business, operating results, financial condition and prospects.

In addition to patented technology, Otonomo relies on its unpatented proprietary technology, trade secrets, processes and know-how.

Otonomo relies on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that it believes is best protected by means that do not require public disclosure.

Otonomo generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, Otonomo may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Otonomo has limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, its proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for it, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of its proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Otonomo operates may afford limited or no protection to its trade secrets.

Otonomo also relies on physical and electronic security measures to protect its proprietary information, but it cannot provide assurance that these security measures will not be breached or that these measures will provide adequate protection. There is a risk that third parties may obtain and improperly utilize its proprietary information to its competitive disadvantage. Otonomo may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights.

Third-party claims that Otonomo is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Although Otonomo has pending patents related to its products, a number of companies, both within and outside of the vehicle data service industry, hold other patents covering systems and methods for processing vehicle requests. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Otonomo may receive, in the future, inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, particularly as it expands its presence in the market. In addition, third parties may claim that the names and branding of its products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, Otonomo may be liable for damages, be forced to change the branding of its products in the affected territories, or may be required to pay royalties for a license (if a license is available at all).

Otonomo currently has a number of agreements in effect pursuant to which it has agreed to defend, indemnify and hold harmless its customers, suppliers, and partners from damages and costs which may arise from the infringement by its products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Otonomo’s insurance may not cover all intellectual property infringement claims. A claim that its products infringe a third party’s intellectual property rights, even if without merit, could adversely affect its relationships with its customers, may deter future customers from purchasing its products and could expose it to costly litigation and settlement expenses. Even if Otonomo is not a party to any litigation between a customer and a third party relating to infringement by its products, an adverse outcome in any such litigation could make it more difficult for it to defend its products against intellectual property infringement claims in any subsequent litigation in which Otonomo is a named party. Any of these results could adversely affect its brand and operating results.

Otonomo’s defense of intellectual property rights claims brought against it or its customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force it to acquire intellectual property rights or licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires it to pay substantial damages or obtain an injunction. An adverse determination also could invalidate its intellectual property rights and adversely affect its ability to offer its products to its customers and may require that it procures or develops substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect its business, operating results, financial condition and prospects.

Weakened global economic conditions may harm its industry, business and results of operations.

Otonomo’s overall performance depends in part on worldwide economic conditions. Global financial developments and downturns seemingly unrelated to it or the software industry may harm it. The United States and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, inflation and overall uncertainty with respect to the economy, including tariff and trade issues. Weak economic conditions or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs, trade agreements or governmental fiscal, monetary and tax policies, among others, could adversely impact its business, financial condition and operating results. Further, weak market conditions have, and could in the future result in, the impairment of its investments and long-lived assets.

Further, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Euro zone and volatility in the value of the pound sterling and the Euro and instability resulting from the ongoing conflict between Russia and Ukraine. The effect of the conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets. Otonomo has operations, as well as current and potential new customers, throughout Europe. If economic conditions in Europe and other key markets for its platform continue to remain uncertain or deteriorate further, it could adversely affect its customers’ ability or willingness to subscribe to its platform, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, all of which could harm its operating results.

More recently, global inflation rates have increased to levels not seen in several decades, which may result in decreased demand for its products and services, increases in its operating costs, including its labor costs, constrained credit and liquidity, reduced government spending and volatility in financial markets. The Federal Reserve and other international government agencies have raised, and may again raise, interest rates in response to concerns over inflation risk. Increases in interest rates on credit and debt that would increase the cost of any borrowing that Otonomo may engage in from time to time and could impact its ability to access the capital markets. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. In an inflationary environment, Otonomo may be unable to raise the sales prices of its products and services at or above the rate at which its costs increase, which could/would reduce its profit margins and have a material adverse effect on its financial results and net income. Otonomo also may experience lower than expected sales and potential adverse impacts on its competitive position if there is a decrease in consumer spending or a negative reaction to its pricing. A reduction in its revenue would be detrimental to its profitability and financial condition and could also have an adverse impact on its future growth.

There continues to be uncertainty in the changing market and economic conditions, including the possibility of additional measures that could be taken by the Federal Reserve and other domestic and international government agencies, related to concerns over inflation risk. A sharp rise in interest rates could have an adverse impact on the fair market value of certain securities in its portfolio and investments in some financial instruments could pose risks arising from market liquidity and credit concerns, which could adversely affect its financial results.

The current economic downturn may lead to decreased demand for its products and services and otherwise harm its business and results of operations.

Otonomo’s overall performance depends, in part, on worldwide economic conditions. In recent months, Otonomo has observed increased economic uncertainty in the United States and abroad. Impacts of such economic weakness include:

•	lower overall demand for goods and services, leading to reduced profitability;

•	reduced credit availability;

•	higher borrowing costs;

•	reduced liquidity;

•	volatility in credit, equity and foreign exchange markets; and

•	bankruptcies.

These developments could lead to inflation, higher interest rates, and uncertainty about business continuity, which may adversely affect its business and its results of operations. As its customers react to global economic conditions and the potential for a global recession, Otonomo may see them reduce spending on its products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity. Reductions in spending, delays in purchasing decisions, lack of renewals, inability to attract new customers, as well as pressure for extended billing terms or pricing discounts, would limit its ability to grow its business and could negatively affect its operating results and financial condition.

Legal and Regulatory Risks Related to Otonomo’s Business

Otonomo’s operations and platform are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and its data consumers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of its platform and operations to comply with or enable data consumers to comply with applicable laws and regulations would harm its business, results of operations and financial condition.

Privacy is at the core of its technology. As a result, the platform and marketplace were designed to take into consideration the requirements of the General Data Protection Regulation 2016/679 (“GDPR”) and CCPA. Otonomo has and continue to invest time and resources, including the review of its technology and systems to ensure its taking into consideration the requirements of applicable data privacy laws.

Otonomo and its data providers and data consumers may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal data of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data.

Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from EU residents or by businesses operating within their jurisdiction. For example, from January 1, 2021, Otonomo is subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses, vehicle identification number, GPS location and, in some jurisdictions, IP addresses and other online identifiers.

For example, the GDPR, and national implementing legislation in the European Economic Area (“EEA”) member states and the United Kingdom, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Noncompliance with GDPR and the UK GDPR can respectively trigger fines equal to or greater of €20 million or 4% of global annual revenues. In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/ change its processing of its data, enforcement notices, and/ or assessment notices (for a compulsory audit). Otonomo may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. Although Otonomo believes that its Otonomo Vehicle Data Platform currently meets the material requirements of GDPR, to the extent the requirements of GDPR change or are expanded, Otonomo may need to invest significant time and resources, including a review of its technology and systems currently in use against such changed or expanded requirements of GDPR. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. If Otonomo’s efforts to comply with GDPR or other applicable EU laws and regulations are not successful, Otonomo may be subject to penalties and fines, as well as the other action as noted above, that would adversely impact its business and results of operations, and its ability to conduct business in the EU could be significantly impaired.

Otonomo is also subject to European Union rules with respect to cross-border transfers of personal data out of the EEA and the United Kingdom. Recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EU to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-US Privacy Shield Framework. The CJEU also imposed substantial requirements upon the continued use of standard contractual clauses for data transfers from the EU to the United States, which may make the use of standard contractual clauses difficult or impossible to use under some circumstances. These recent developments may require it to review and amend the legal mechanisms by which it makes and/ or receives personal data transfers to/ in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, it could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if Otonomo is otherwise unable to transfer personal data between and among countries and regions in which Otonomo operates, it could affect the manner in which it provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect its financial results. Otonomo and its customers are at risk of enforcement actions taken by European regulators until such point in time that Otonomo is able to ensure that all data transfers to the United States (and other countries deemed to be “third countries”) from the EU are legitimized.

In addition, Otonomo also may encounter additional complexity with respect to data privacy and data transfers in relation to the U.K. Following the U.K.’s withdrawal from the EU, the U.K. will become a “third country” for the purposes of data transfers from the EU to the United Kingdom following the expiration of the four to six-month personal data transfer grace period (from January 1, 2021) set out in the EU and UK Trade and Cooperation Agreement, unless a relevant adequacy decision is adopted in favor of the U.K. (which would allow data transfers without additional measures). If Otonomo is unable to transfer personal data between and among countries and regions in which Otonomo operates or may operate in the future, it could affect the manner in which Otonomo provides its services or could adversely affect its financial results.

Otonomo is also subject to evolving EU and U.K. privacy laws on cookies and e-marketing. In the EU and the U.K., regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the European Directive 2002/58/EC, (the “ePrivacy Directive”) are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of its marketing activities, divert the attention of its technology personnel, adversely affect its margins, increase costs and subject it to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on its marketing and personalization activities and may negatively impact its efforts to understand users.

Furthermore, outside of the EU, Otonomo continues to see increased regulation of data privacy and security, including the adoption of more stringent subject matter specific state laws in the United States. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) (“LGPD”) regulating the processing of personal data, which was enacted in August 2020. Also, on June 28, 2018, California enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although Otonomo believes that its Otonomo Vehicle Data Platform currently meets the requirements of the CCPA, to the extent the requirements of CCPA change or are expanded may increase its compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase its potential liability and adversely affect its business. Furthermore, California voters approved the California Privacy Rights Act (“CPRA”) on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal data. The CPRA will come into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022. Otonomo continues to invest time and resources in reviewing its technology and systems to meet the evolving data privacy regulations, be they GDPR, CCPA or others. Restrictions on the collection, use, sharing or disclosure of personal data or additional requirements and liability for security and data integrity may require it to modify its business practices, limit its ability to develop new products and features and subject it to increased compliance obligations and regulatory scrutiny.

In addition, additional jurisdictions may impose data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit its ability to expand into those markets or prohibit it from continuing to offer its marketplace in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for its platform, restrict its ability to offer its marketplace in certain locations, limit its ability to transfer data between jurisdictions or subject it to sanctions, by national data protection regulators, all of which could harm its business, financial condition and results of operations. Any such regulations may also restrict OEMs or other data providers from collecting, processing and sharing vehicle data which may adversely impact its business. Additionally, although Otonomo endeavors to have its platform and operations comply with applicable laws and regulations, Otonomo expects that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and it cannot yet determine the impact such future laws, rules, regulations and standards may have on its business or that of its data providers and data consumers, which may indirectly impact it. Furthermore, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or its internal practices. As a result, it is possible that Otonomo or its platform or operations or the businesses of its data providers and data consumers, may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact its business and practices, require it to expend significant resources to adapt to these changes and modify its platform and business, or to stop offering its platform in certain countries. These developments could adversely affect its business, results of operations and financial condition.

Otonomo also may be bound by contractual obligations relating to its collection, use and disclosure of personal and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

Any failure or perceived failure by it, its platform or operations, or its data providers and data consumers, to comply with new or existing U.S., EU or other applicable privacy or data security laws, regulations, policies, industry standards or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, share or transfer of, personal data or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business.

Risks Related to Otonomo Being a Public Company

Unless the context otherwise requires, all references in this section to the terms “Otonomo,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Otonomo Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity, unless otherwise specified.

Otonomo incurs increased costs as a result of operating as a public company, and its management devotes substantial time to new compliance initiatives.

Otonomo is a new public company subject to reporting requirements in the United States, and it incurs significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Otonomo is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Otonomo is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and The Nasdaq Stock Market LLC (“Nasdaq”). Otonomo’s management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, Otonomo expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase its net loss. For example, Otonomo expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and Otonomo may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Otonomo cannot predict or estimate the amount or timing of additional costs Otonomo may incur to respond to these requirements. The impact of these requirements could also make it more difficult for it to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

A market for Otonomo’s securities may not be sustained, which would adversely affect the liquidity and price of its securities.

The price of Otonomo’s securities may fluctuate significantly due to, among other things, general market and economic conditions. An active trading market for its securities may not be sustained. In addition, the price of its securities can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if its securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of its securities may be more limited than if it were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Otonomo identified material weaknesses in connection with its internal control over financial reporting. Otonomo’s efforts to remediate these material weaknesses may not be successful in a timely manner, or at all, and Otonomo may identify other material weaknesses.

Effective internal controls over financial reporting are necessary for it to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Otonomo’s management are required to assess the effectiveness of its internal controls and procedures and disclose changes in these controls on an annual basis. However, for as long as Otonomo is an “emerging growth company” under the JOBS Act, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404.

This assessment needs to include disclosure of any material weaknesses identified by its management in its internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2022, its management has identified the following material weaknesses in its internal controls over financial reporting:

(a) For a substantial portion of the year, management was unable to design and maintain effective controls over information technology general controls (ITGCs) for information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, management did not design and maintain: sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; and program change management controls to ensure that information technology (IT) program and data changes affecting financial information technology applications and underlying accounting records were authorized, tested, and implemented appropriately. As a result, business process controls (automated and IT-dependent manual controls) that were dependent on the ineffective ITGCs, or that used data produced from systems impacted by the ineffective ITGCs were deemed ineffective at December 31, 2022; and

(b) Management did not have an adequate process and the resources in place to monitor and oversee the completion of its testing and assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner.

These deficiencies, together with other business process level control deficiencies, could result in material misstatements in the Company’s financial statements and therefore constitute material weaknesses in internal controls. Based on these material weaknesses, the Company’s management concluded that as of December 31, 2022, the Company’s internal control over financial reporting was not effective.

As of the date of this proxy statement/prospectus, management is continuing to re-assess its internal controls in light of the Urgently Transaction, and is in the process of modifying processes designed to improve its internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including but not limited to, (a) developing an execution plan and resourcing to test controls and providing timely feedback of any deficiencies noted to complete remediation, (b) establishing a training program for the entire organization to support ongoing execution of internal controls and adherence to control activities and (c) actively monitoring corrective actions and providing status reporting to leadership on the progress.

Failure to remediate the material weaknesses described above at all or within its expected timeframe, or the identification of any newly identified material weaknesses, could limit its ability to prevent or detect a misstatement of its financial results, lead to a loss of investor confidence and have a negative impact on the trading price of its common stock and could subject it to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. A failure to implement and maintain effective control systems could also restrict its future access to the capital markets.

Otonomo’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on its business and reputation.

Otonomo is subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. Otonomo expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on its personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that Otonomo maintain effective disclosure controls and procedures and internal control over financial reporting. Otonomo is continuing to develop and refine its disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it files with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to its principal executive and financial officers.

Otonomo’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in its internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect its operating results or cause it to fail to meet its reporting obligations and may result in a restatement of its financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of its internal control over financial reporting that Otonomo is required to include in the reports it files with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in its reported financial and other information.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, Otonomo has expended and anticipate that it will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of its internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase its operating costs and could materially and adversely affect its ability to operate its business. In the event that its internal controls are perceived as inadequate or that Otonomo is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of its securities could decline. In addition, if Otonomo is unable to continue to meet these requirements, the Company may not be able to obtain or maintain listing on Nasdaq.

Otonomo’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after Otonomo is no longer an emerging growth company and become an accelerated filer. At such time, its independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on the Company’s business and operating results.

Risks Related to Ownership of Otonomo’s Securities

If Otonomo fails to comply with the continued listing requirements of Nasdaq, Otonomo would face possible delisting, which would result in a limited public market for its shares.

On August 23, 2022, Otonomo received written notification from the Listing Qualifications Department of Nasdaq indicating that Otonomo no longer satisfies Nasdaq Listing Rule 5450(a)(1) based upon a closing bid price of less than $1.00 per share for Otonomo Ordinary Shares for the prior 30 consecutive business day period.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), Otonomo was provided with a grace period of 180 days, or until February 20, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules.

Effective as of January 9, 2023, Otonomo moved the listing of Otonomo Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market and requested from Nasdaq an additional 180-day compliance period to meet the minimum bid price. On February 21, 2023, Nasdaq notified Otonomo that it had determined Otonomo was eligible for an additional 180-calendar day period, or until August 21, 2023, to regain compliance. If compliance cannot be demonstrated by August 21, 2023, Otonomo’s securities will be delisted.

Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, Otonomo can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if Otonomo’s securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Otonomo’s securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Otonomo’s Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of its securities.

Certain provisions of Israeli law and its Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire it or for its shareholders to elect different individuals to its board of directors, even if doing so would be beneficial to its shareholders, and may limit the price that investors may be willing to pay in the future for Otonomo Ordinary Shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to it or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax.

Otonomo does not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your Otonomo Ordinary Shares for a price greater than the price you paid for your Otonomo Ordinary Shares.

Otonomo has never declared or paid any cash dividends on its shares. Otonomo currently intends to retain all available funds and any future earnings for use in the operation of its business and do not anticipate paying any dividends on the ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling sell such shares after price appreciation, which may never occur.

The Otonomo Board has sole discretion whether to pay dividends. If the Otonomo Board decides to pay dividends, the form, frequency, and amount will depend upon its future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that its directors may deem relevant. The Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on its ability to declare and pay dividends. Payment of dividends may also be subject to Israeli withholding taxes.

The market price and trading volume of Otonomo Ordinary Shares may be volatile.

The stock markets, including Nasdaq on which Otonomo lists Otonomo Ordinary Shares and warrants under the symbols “OTMO,” and “OTMOW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for Otonomo Ordinary

Shares and warrants, the market price of Otonomo Ordinary Shares and warrants may be volatile and could decline significantly. In addition, the trading volume in Otonomo Ordinary Shares and warrants may fluctuate and cause significant price variations to occur. If the market price of Otonomo Ordinary Shares and warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of Otonomo Ordinary Shares and warrants. Otonomo cannot assure you that the market price of Otonomo Ordinary Shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this proxy statement/prospectus;

•	actual or anticipated differences in its estimates, or in the estimates of analysts, for its revenues, Adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of its securities including due to the expiration of contractual lock-up agreements;

•	publication of research reports about Otonomo;

•	the performance and market valuations of other similar companies;

•

failure of securities analysts to initiate or maintain coverage of it, changes in financial estimates by any securities analysts who follow it or its failure to meet these estimates or the expectations of investors;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to Otonomo;

•	commencement of, or involvement in, litigation involving Otonomo;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•

other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert its management’s attention and resources, which could have a material adverse effect on it.

Otonomo’s quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond its control, resulting in a decline in its stock price.

Otonomo’s quarterly operating results may fluctuate significantly because of several factors, including:

•	labor availability and costs for hourly and management personnel;

•	profitability of its products, especially in new markets and due to seasonal fluctuations;

•	changes in interest rates;

•	impairment of long-lived assets;

•	macroeconomic conditions, both internationally and locally;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets; and

•	fluctuations in commodity prices.

If securities or industry analysts do not publish or cease publishing research or reports about it, its business, or its market, or if they change their recommendations regarding Otonomo Ordinary Shares adversely, then the price and trading volume of its securities could decline.

The trading market for its securities is and will be influenced by the research and reports that industry or financial analysts publish about its business. Otonomo does not control these analysts, or the content and opinions included in their reports. As a new public company, Otonomo may be slow to attract research coverage and the analysts who publish information about its securities will have had relatively little experience with it, which could affect their ability to accurately forecast its results and make it more likely that Otonomo fails to meet their estimates. In the event Otonomo obtains industry or financial analyst coverage, if any of the analysts who cover it issues an inaccurate or unfavorable opinion regarding it, the price of its securities would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If Otonomo’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade its securities or publish unfavorable research about it. If one or more of these analysts cease coverage of it or fail to publish reports on it regularly, its visibility in the financial markets could decrease, which in turn could cause the price of its securities or trading volume to decline.

Sales of a substantial number of its securities in the public market by selling securityholders and/or by its existing securityholders could cause the price of Otonomo Ordinary Shares and warrants to fall.

Otonomo has registered for resale by certain selling shareholders (a) 54,682,066 Otonomo Ordinary Shares and (b) 5,200,000 warrants. Sales of a substantial number of Otonomo Ordinary Shares and/or warrants in the public market by such selling securityholders and/or by its other existing securityholders, or the perception that those sales might occur, could depress the market price of Otonomo Ordinary Shares and warrants and could impair its ability to raise capital through the sale of additional equity securities. Otonomo is unable to predict the effect that such sales may have on the prevailing market price of Otonomo Ordinary Shares and warrants.

Otonomo qualifies as an emerging growth company within the meaning of the Securities Act, and it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, which make its securities less attractive to investors and make it more difficult to compare its performance with other public companies.

Otonomo is eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. Otonomo intends to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as Otonomo continues to be an emerging growth company, Otonomo may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. Otonomo could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if its total annual gross revenue exceeds $1.235 billion, if Otonomo issues more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time Otonomo is a “large accelerated filer” under U.S. securities laws.

Otonomo cannot predict if investors find its securities less attractive because Otonomo relies on these exemptions. If some investors find its securities less attractive as a result, there may be a less active trading market for its securities and the price of its securities may be more volatile. Further, there is no guarantee that the exemptions available to it under the JOBS Act will result in significant savings. To the extent that Otonomo chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact its financial condition.

Otonomo is a foreign private issuer and, as a result, Otonomo is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Otonomo reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Because Otonomo qualifies as a foreign private issuer under the Exchange Act, Otonomo is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although Otonomo is subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

Otonomo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Otonomo is a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to it on June 30, 2023. In the future, Otonomo would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Otonomo loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Otonomo would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, Otonomo would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Otonomo would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

As Otonomo is a “foreign private issuer” and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, Otonomo has the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that Otonomo discloses the requirements it is not following and describe the home country practices Otonomo is following. Otonomo intends to rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. Otonomo may in the future elect to follow home country practices with regard to other matters. As a result, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Otonomo may issue additional Otonomo Ordinary Shares or other equity securities without seeking approval of its shareholders, which would dilute your ownership interests and may depress the market price of the Otonomo Ordinary Shares.

Otonomo has warrants outstanding to purchase up to an aggregate of 13,824,976 Otonomo Ordinary Shares. Further, Otonomo may choose to seek third party financing to provide additional working capital for its business, in which event Otonomo may issue additional equity securities. Otonomo may also issue additional Otonomo Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional Otonomo Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

•	its shareholders’ proportionate ownership interest in it will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding ordinary share may be diminished; and

•	the market price of Otonomo Ordinary Shares may decline.

The IRS may not agree that Otonomo should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Otonomo, being incorporated and a tax resident in Israel, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that Otonomo is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, Otonomo would be liable for U.S. federal income tax on its income in the same manner as any other U.S. corporation and certain distributions made by it to persons that are not U.S. Holders of Otonomo may be subject to U.S. withholding tax.

Based on the terms of the Business Combination and certain factual assumptions, Otonomo does not believe it should be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed U.S. Treasury regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of it as a non-U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code Otonomo’s status as a non-U.S. corporation for U.S. federal income tax purposes, Otonomo and certain of its shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on it and future withholding taxes on certain of its shareholders, depending on the application of any applicable income tax treaty that may apply to reduce such withholding taxes.

You should consult your own advisors regarding the application of Section 7874 of the Code to the Business Combination and the tax consequences if the classification of it as a non-U.S. corporation is not respected.

Otonomo believes it was a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for its most recent taxable year and, as a result, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Otonomo believes it was a PFIC for its taxable year ending December 31, 2022, and based on the current and anticipated composition of the income, assets and operations of it and its subsidiaries, Otonomo believes there is significant risk that it will continue to be treated as a PFIC for its current taxable year as well. However, there can be no assurances in this regard or any assurances with respect to its status as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Otonomo cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether Otonomo is or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of its income or composition of its or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Moreover, the value of its assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to its market capitalization, which could fluctuate significantly (as was the case for its taxable year ending December 31, 2022). Whether Otonomo is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

Assuming, as expected, Otonomo was a PFIC for the year ended December 31, 2022 and/or Otonomo is a PFIC for any taxable year, a U.S. Holder of Otonomo Ordinary Shares will likely be subject to adverse tax consequences (absent certain elections that may mitigate such adverse tax consequences) and incur certain information reporting obligations. U.S. Holders of Otonomo Ordinary Shares and warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to it and the ownership of Otonomo Ordinary Shares and/or warrants.

If a U.S. Holder is treated as owning at least 10% of Otonomo Ordinary Shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Otonomo Ordinary Shares, such person may be treated as a “United States shareholder” with respect to it, or any of its applicable subsidiaries, if Otonomo is, or any such subsidiary is, a “controlled foreign corporation.” If Otonomo has one or more U.S. subsidiaries, certain of its non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether Otonomo is treated as a controlled foreign corporation.

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. Otonomo cannot provide any assurances that it will assist U.S. Holders in determining whether it or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Otonomo, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

Risks Related to Otonomo’s Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect its business.

Many of its employees, including certain management members operate from its offices that are located in Herzliya Pituach, Israel. In addition, a number of its officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect its business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which its employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect its operations and results of operations.

Otonomo’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, Otonomo cannot assure you that this government coverage will be maintained or that it will sufficiently cover its potential damages. Any losses or damages incurred by it could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm its results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on its results of operations, financial condition or the expansion of its business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect its business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, its business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Otonomo’s operations could be disrupted by such call-ups, which may include the call-up of members of its management. Such disruption could materially adversely affect its business, prospects, financial condition, and results of operations.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on its business, its results of operations and its ability to raise additional funds, if deemed necessary by its management and board of directors.

Otonomo may become subject to claims for remuneration or royalties for assigned service invention rights by its employees, which could result in litigation and adversely affect its business.

A significant portion of its intellectual property has been developed by its employees in the course of their employment by it. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee during and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although Otonomo generally enters into agreements with its employees pursuant to which such individuals assign to it all rights to any inventions created during and as a result of their employment with it, Otonomo may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, Otonomo could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such monetary claims (which will not affect its proprietary rights), which could negatively affect its business.

Certain tax benefits that may be available to it, if obtained by it, would require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase its costs and taxes.

Otonomo may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If Otonomo obtains tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, it will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, its Israeli taxable income may be subject to the Israeli corporate tax rate of 23% in 2018 and thereafter. Additionally, if Otonomo increase its activities outside of Israel through acquisitions, for example, its activities might not be eligible for inclusion in future Israeli tax benefit programs.

It may be difficult to enforce a U.S. judgment against it, its officers and directors and the Israeli experts named in this proxy statement/prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on its officers and directors and these experts.

Most of its directors or officers are not residents of the United States and most of their and its assets are located outside the United States. Service of process upon it or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against it or its non-U.S. directors and executive officers may be difficult to obtain within the United States. Otonomo has been informed by its legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against it or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against it or its non-U.S. officers and directors.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

Your rights and responsibilities as a shareholder of Otonomo will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Otonomo is incorporated under Israeli law. The rights and responsibilities of holders of Otonomo Ordinary Shares are governed by its Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward Otonomo and other shareholders and to refrain from abusing his or her power in Otonomo, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in Otonomo, or has other powers toward Otonomo has a duty of fairness toward Otonomo. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Otonomo’s Articles provide that, unless it consents otherwise, the District Court (Economic Division), located in Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between it and its shareholders under the Companies Law and the Israeli Securities Law, which could limit its shareholders’ ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with, it, its directors, officers and other employees.

The District Court (Economic Division), located in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of it, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of it to it or its shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in its Articles will not relieve it of its duties to comply with federal securities laws and the rules and regulations thereunder, and its shareholders will not be deemed to have waived its compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders’ ability to bring a claim in a judicial forum of its choosing for disputes with it or its directors, officers or other employees, which may discourage lawsuits against it, its directors, officers and other employees.

Risks Related to the Combined Company

The unaudited pro forma condensed combined financial data for Urgently and Otonomo included in this proxy statement/prospectus is preliminary, and the Combined Company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for Urgently and Otonomo included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the Combined Company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The unaudited pro forma financial statements have been derived from the historical financial statements of Urgently and Otonomo and adjustments and assumptions have been made regarding the Combined Company after giving effect to the transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the transactions or that have been incurred since the date of such unaudited pro forma financial statements. The assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition following the transaction. For example, the exchange ratio reflected in this proxy statement/prospectus is preliminary. The final exchange ratio could differ materially from the preliminary exchange ratio used to prepare the pro forma adjustments. The Combined Company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

Following the Merger, the Combined Company may be unable to integrate successfully and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. The Combined Company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected.

Potential difficulties the Combined Company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of Urgently and Otonomo in a manner that permits the Combined Company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	challenges related to the creation of uniform standards, controls, procedures, policies and information systems;

•	customers of both Urgently and Otonomo may view the combination of the two businesses unfavorably and as a result take their business to alternative service providers; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, Urgently and Otonomo have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the Combined Company’s ability to maintain its business relationships or achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the Combined Company.

The requirements of being a public company may strain the Combined Company’s resources, divert management’s attention and affect its ability to attract and retain qualified board members.

After the completion of the Merger, the Combined Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of Nasdaq. The requirements of these rules and regulations increase legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on the systems and resources of the Combined Company. The Sarbanes-Oxley Act requires, among other things, that the Combined Company maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required, and, as a result, management’s attention may be diverted from other business concerns. These rules and regulations can also make it more difficult to attract and retain qualified independent members of the board of directors. Additionally, these rules and regulations make it more difficult and more expensive to obtain director and officer liability insurance. The Combined Company may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The increased costs of compliance with public company reporting requirements and the potential failure to satisfy these requirements could have a material adverse effect on the Combined Company’s operations, business, financial condition or results of operations.

As a private company, Urgently has not endeavored to establish and maintain a public-company-quality internal control over financial reporting. If the Combined Company fails to establish and maintain proper and effective internal control over financial reporting as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of the Combined Company’s common stock may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, commencing with the Combined Company’s second annual report on Form 10-K, the report by management on internal control over financial reporting will be on the Combined Company’s financial reporting and internal controls (as accounting acquirer), and when the Combined Company is no longer an emerging growth company an attestation of the independent registered public accounting firm will also be required. The rules governing the standards to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Urgently has not historically had to comply with all of these rules. To comply with the requirements of being a reporting company under the Exchange Act, the Sarbanes-Oxley Act and any complex accounting rules in the future, the Combined Company may need to upgrade its legacy information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff.

If the Combined Company is unable to hire the additional accounting and finance staff necessary to comply with these requirements, it may need to retain additional outside consultants. If the Combined Company or, if required, its independent registered public accounting firm, is unable to conclude that its internal controls over financial reporting are effective, investors may lose confidence in its financial reporting, which could negatively impact the price of its securities.

The Combined Company will incur increased costs and obligations as a result of being a public company.

As a privately held company, Urgently has not been required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, the Combined Company will incur significant legal, accounting and other expenses that it was not required to incur in the recent past, particularly after it is no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that the Combined Company’s board and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing Urgently’s growth strategy, which could prevent the Combined Company from improving its business, results of operations and financial condition. The Combined Company will need to rely on third party consultants or increase its headcount to address the additional obligations of being a public company, and its management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. Urgently has made, and will continue to make, changes to its internal controls and procedures for financial reporting and accounting systems to meet its reporting obligations as a publicly traded company. However, the measures taken by the Combined Company following the consummation of the Merger may not be sufficient to satisfy its obligations as a publicly traded company.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect the business, investments and results of operations of the Combined Company.

The Combined Company will be subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, the Combined Company will be required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations of the Combined Company. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on the business and results of operations of the Combined Company.

Risks Related to Ownership of the Combined Company’s Securities

The stock price of the Combined Company may be volatile and may decline regardless of its operating performance.

The market price of the Combined Company’s common stock may fluctuate significantly in response to numerous factors and may continue to fluctuate for these and other reasons, many of which are beyond the Combined Company’s control, including:

•	actual or anticipated fluctuations in revenue and results of operations of the Combined Company;

•	the financial projections provided to the public, any changes in these projections or the Combined Company’s failure to meet these projections;

•

failure of securities analysts to maintain coverage of the Combined Company, changes in financial estimates or ratings by any securities analysts who follow the Combined Company or its failure to meet these estimates or the expectations of investors;

•	announcements by the Combined Company or its competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

•	changes in operating performance and stock market valuations of other retail or technology companies generally, or those in the roadside and mobility assistance industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	trading volume of common stock of the Combined Company;

•	the inclusion, exclusion or removal of the Combined Company’s common stock from any indices;

•	changes in the Combined Company’s board of directors or management;

•	transactions in the Combined Company’s common stock by directors, officers, affiliates and other major investors;

•	lawsuits threatened or filed against the Combined Company;

•	changes in laws or regulations applicable to our business;

•	changes in the Combined Company’s capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving the Combined Company’s capital stock;

•	general economic conditions in the United States;

•	pandemics or other public health crises, including, but not limited to, the COVID-19 pandemic (including additional variants);

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	the other factors described in this “Risk Factors” section.

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their operating results. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against the Combined Company could result in substantial costs, divert management’s attention and resources, and harm its business, financial condition, and results of operations.

An active trading market for the Combined Company’s common stock may not develop or be sustained, which would adversely affect the liquidity and price of the Combined Company’s common stock.

The common stock and warrants of the Combined Company are expected to be listed on Nasdaq under the symbols “ULY” and “ULYW,” respectively, to trade on that market. Following the consummation of the Merger, the price of the Combined Company’s common stock may fluctuate significantly due to the market’s reaction to the Merger and general market and economic conditions. Neither Urgently nor Otonomo can assure you that an active trading market for the common stock of the Combined Company following the Merger will ever develop or, if developed, will be sustained. In addition, the price of the Combined Company’s common stock after the Merger can vary due to general economic conditions and forecasts, the Combined Company’s general business condition and the release of financial reports. Accordingly, neither Urgently nor Otonomo can assure you of the liquidity of any trading market, your ability to sell your shares of the Combined Company’s common stock when desired or the prices that you may obtain for your shares.

The Combined Company will qualify as an “emerging growth company” within the meaning of the Securities Act as of the Closing, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make the Combined Company’s securities less attractive to investors and may make it more difficult to compare its performance to the performance of other public companies.

The Combined Company will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, as of the Closing. As such, it will be eligible for, and intends to take advantage of, certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in the Combined Company’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, stockholders of the Combined Company may not have access to certain information they may deem important. The Combined Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of its shares of the common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, or (iv) the last day of the fiscal year following the fifth anniversary of the Closing. We cannot predict whether investors will find the Combined Company’s securities less attractive because it will rely on these exemptions. If some investors find the Combined Company’s securities less attractive as a result of its reliance on these exemptions, the trading prices of the securities may be lower than they otherwise would be, there may be a less active trading market for the securities and the trading prices of the securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Combined Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an emerging growth company, the Combined Company may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of its internal controls over financial reporting from its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find shares of common stock of the Combined Company less attractive because we will rely on these exemptions. If some investors find shares of common stock of the Combined Company less attractive as a result, there may be a less active market for its shares of common stock and its share price may be more volatile.

Future sales of shares by existing stockholders could cause the Combined Company’s stock price to decline.

If Urgently’s existing stockholders sell or indicate an intention to sell substantial amounts of common stock in the public market following the consummation of the Merger, or if Otonomo’s existing shareholders sell or indicate an intention to sell substantial amounts of Otonomo Ordinary Shares in the public market before the consummation of the Merger, the trading price of the Combined Company’s common stock could decline. In addition, shares underlying any options of the Combined Company will become eligible for sale if exercised or settled, as applicable, and to the extent permitted by the provisions of various vesting agreements and Rule 144 of the Securities Act. All the shares of common stock of the Combined Company subject to stock options outstanding and reserved for issuance under its equity incentive plans are expected to be registered on Form S-8 under the Securities Act and such shares are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of the Combined Company’s common stock could decline.

Following the consummation of the Merger, the securities of the Combined Company may not be listed on a national securities exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject it to additional trading restrictions.

Urgently intends to apply to have the Combined Company’s common stock listed on Nasdaq after consummation of the Merger. The Combined Company will be required to meet the initial listing requirements of Nasdaq to be listed, and it may not be able to meet those initial listing requirements (and the related closing condition, which requires the shares of common stock to be issued in the Merger be approved for listing on Nasdaq, may be waived by the parties). Even if the Combined Company’s securities are so listed, the Combined Company may be unable to maintain the listing of its securities in the future.

If the Combined Company fails to meet the initial listing requirements and Nasdaq does not list its securities (and the related closing condition is waived by the parties), or if its securities are subsequently delisted, the Combined Company could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts either do not publish research about the Combined Company or publish inaccurate or unfavorable research about the Combined Company, its business or its market, or if they change their recommendations regarding the Combined Company’s common stock adversely, the trading price or trading volume of the common stock could decline.

The trading market for the Combined Company’s common stock is influenced in part by the research and reports that securities or industry analysts may publish about the Combined Company, its business, its market or its competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade the common stock, provide a more favorable recommendation about the Combined Company’s competitors, or publish inaccurate or unfavorable research about its business, the trading price of the common stock would likely decline. In addition, Urgently currently expects that securities research analysts will establish and publish their own periodic projections for the Combined Company’s business. These projections may vary widely and may not accurately predict the results actually achieved by the Combined Company. Its stock price may decline if its actual results do not match the projections of these securities research analysts. While we expect research analyst coverage of the Combined Company, if no analysts commence coverage of it, the trading price and volume for the common stock could be adversely affected. If any analyst who may cover the Combined Company were to cease coverage or fail to regularly publish reports on the Combined Company, it could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of its common stock to decline.

Delaware law and provisions in the Proposed Charter and Proposed Bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of the Combined Company’s common stock.

The Proposed Charter and Proposed Bylaws will contain provisions that could depress the trading price of the Combined Company’s common stock by acting to discourage, delay, or prevent a change of control or changes in the Combined Company’s management that its stockholders may deem advantageous. These provisions include the following:

•	a classified board of directors such that not all members of the board of directors are elected at one time;

•	the right of the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•

director removal by stockholders solely for cause and with the affirmative vote of at least a majority of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors;

•	“blank check” preferred stock that the board of directors could use to implement a stockholder rights plan;

•	the right of the board to issue authorized but unissued common stock and preferred stock without stockholder approval;

•	no ability of the stockholders to call special meetings of stockholders;

•	no right of the stockholders to act by written consent, which requires all stockholder actions to be taken at a meeting of the stockholders;

•	limitations on the liability of, and the provision of indemnification to, the Combined Company’s directors and officers;

•	the right of the board of directors to make, alter, or repeal the Proposed Bylaws; and

•	advance notice requirements for nominations for election to the board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of the Proposed Charter or Proposed Bylaws that has the effect of delaying or deterring a change in control could limit the opportunity for the Combined Company’s stockholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for common stock.

The Proposed Charter provides that the Court of Chancery of the state of Delaware will be the exclusive forum for substantially all disputes between the Combined Company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Company or its directors, officers or employees.

The Proposed Charter provides that the Court of Chancery of the state of Delaware is the exclusive forum for any derivative action or proceeding brought on the Combined Company’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against the Combined Company arising pursuant to the DGCL, the Proposed Charter or Proposed Bylaws or any action asserting a claim against the Combined Company that is governed by the internal affairs doctrine. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or its directors, officers or other employees and may discourage these types of lawsuits. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Charter provides further that, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought under the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision as investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive-forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, the Combined Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business.

The Combined Company’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. The failure of the Combined Company to raise capital when needed could harm its business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of the Combined Company’s common stock.

Urgently and Otonomo cannot be certain when or if the operations of the Combined Company will generate sufficient cash to fund its ongoing operations or the growth of its business. Urgently currently intends to make investments to support its current business and may require additional funds to respond to business challenges, including the need to develop new features or enhance its software, improve its operating infrastructure or acquire complementary businesses and technologies. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, the Combined Company may be unable to invest in future growth opportunities, which could harm its business, operating results and financial condition. If the Combined Company incurs debt, the debt holders could have rights senior to holders of common stock to make claims on the Combined Company’s assets or cash flows. The terms of any debt could restrict the Combined Company’s operations, including its ability to pay dividends on common stock. If, following the consummation of the Merger, the Combined Company issues additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of common stock. Because the decision to issue securities in the future offering will depend on numerous considerations, including factors beyond the Combined Company’s control, neither Urgently nor Otonomo can predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, stockholders will bear the risk of future issuances of debt or equity securities reducing the value of their common stock or diluting their interest, as applicable.

The Combined Company may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of the common stock.

The Combined Company may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The Combined Company’s issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	existing stockholders’ proportionate ownership interest would decrease;

•	the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease;

•	the relative voting strength of each previously outstanding share of common stock may be diminished; and

•	the market price of the Combined Company’s common stock may decline.

If the Combined Company is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted.

If the Combined Company is deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:

•	restrictions on the nature of the Combined Company’s investments; and

•	restrictions on the issuance of securities.

In addition, it may be subject to burdensome regulatory requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless it can qualify for an exclusion, the Combined Company must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Neither Urgently nor Otonomo believes that the Combined Company’s anticipated principal activities following the Merger will subject it to the Investment Company Act. However, if the Combined Company is deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder its ability to execute on its business plan.

Following the consummation of the Merger, the Combined Company does not intend to pay dividends for the foreseeable future.

Following the consummation of the Merger, the Combined Company intends to retain any future earnings to finance the operation and expansion of its business and does not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of any revolving credit facility into which the Combined Company or any of its subsidiaries enters may restrict its ability to pay dividends, and any additional debt incurred by the Combined Company or any of its subsidiaries in the future may include similar restrictions. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

OTONOMO’S SPECIAL GENERAL MEETING

General; Date; Time and Place

The Otonomo Technologies Ltd. special general meeting, referred to as the Special Meeting, will be held on August 21, 2023 at 5:00 p.m., Israel time, at Otonomo’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

Purpose of the Special Meeting

The Special Meeting is being held for the purpose of considering proposals to approve (i) the Merger Proposal, (ii) the CEO Retention Bonus Proposal and (iii) the CFO Retention Bonus Proposal.

Otonomo shareholders will also be asked to consider and, as applicable, vote upon, any other business that may properly come before the Special Meeting or any adjournment or postponement of the Special Meeting, including voting on the adjournment or postponement of such meetings. Otonomo currently does not contemplate that any other matters will be considered at the Special Meeting.

Shareholders Entitled to Vote; Otonomo Record Date

Only shareholders of record at the close of business on July 20, 2023, the Otonomo record date, shall be entitled to receive notice of and to vote at the Special Meeting and any continuation, postponement, or adjournment of the Special Meeting. Shareholders who, as of the Otonomo record date, held Otonomo Ordinary Shares on Nasdaq through a bank, broker or other nominee which is a shareholder of record of Otonomo or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that are considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Special Meeting but may not vote their shares in person at the meeting without obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares, and an account statement showing that they held the shares in their account as of the Otonomo record date. Proxy materials for shareholders who, as of the Otonomo record date, held Otonomo Ordinary Shares registered directly in their name (or in the name of a trustee on their behalf) with Otonomo’s transfer agent, American Stock Transfer & Trust Company, are being sent directly to the shareholders (or to such trustee) by Otonomo’s transfer agent, and can vote their shares by attending the Special Meeting or by completing and signing one or more proxy cards. Alternatively, all of the above-described categories of shareholders as of the Otonomo record date may vote their shares or direct how their shares are voted in other manners without attending the Special Meeting, as described below.

As of July 12, 2023, there were 147,965,301 Otonomo Ordinary Shares issued and outstanding, each of which is entitled to one vote on each of the matters to be presented at the Special Meeting.

Shareholders who hold Otonomo Ordinary Shares that are registered in their name will be receiving a proxy card for their Otonomo Ordinary Shares and will need to complete, sign and submit such proxy card in order to ensure that their shares are voted in the Otonomo Ordinary Share vote that is being held with respect to the Proposals at the Special Meeting.

Recommendation of the Otonomo Board

After careful consideration, the Otonomo Board (excluding directors who may be deemed to have a personal interest in the Merger, as defined under the Companies Law) has:

•	determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, Otonomo and its shareholders;

•	approved the Merger Agreement, the Merger and the other transactions and actions contemplated by the Merger Agreement;

•

determined that considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Urgently and Merger Sub in the Merger Agreement, no reasonable concern exists that Otonomo, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger; and

•

approved and determined to recommend the approval and adoption of the Merger Agreement, the approval of the Merger and approval of the other transactions contemplated by the Merger Agreement to the shareholders of Otonomo, all upon the terms and subject to the conditions set forth in the Merger Agreement.

The directors who may be deemed to have a personal interest, as defined under the Companies Law, in the Merger, did not participate in the discussion and did not provide a vote for adopting the foregoing resolutions. The Otonomo Board (excluding directors who may be deemed to have a personal interest in the Merger, as defined under the Companies Law) unanimously recommends that you vote “FOR” the Merger Proposal, “FOR” the CEO Retention Bonus Proposal and “FOR” the CFO Retention Bonus Proposal.

Quorum and Voting

Under the Articles and the provisions of the Companies Law, the quorum required for the Special Meeting for approval of the Merger Proposal, the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal is at least two or more shareholders who are present, in person or by proxy or represented by their authorized persons, and who hold or represent in the aggregate 25% or more of the voting rights of Otonomo, and such presence at the Special Meeting will constitute a legal quorum. In addition, pursuant to the provisions of the Companies Law, in order to approve each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, the Otonomo shareholders’ approval must either (i) include at least a majority of the Otonomo Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and who are not shareholders who have a personal interest (within the meaning of the Companies Law) in the approval of such proposals, not taking into consideration abstentions or broker non-votes, or (ii) be obtained such that the total number of Otonomo Ordinary Shares held by non-controlling shareholders and non-interested shareholders voted against such proposals does not represent, in each case, more than two percent of the voting rights of Otonomo. Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present. Should no legal quorum be present within 30 minutes after the scheduled time for the Special Meeting, the Special Meeting will be adjourned to one week from that day, at the same time and place, i.e., August 28, 2023, at Otonomo’s executive offices at 5:00 p.m., Israel time, at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, or to such other day, time and place as the Otonomo Board may indicate in a notice to the Otonomo shareholders. Should such legal quorum not be present 30 minutes after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum for the business for which the original Special Meeting was called.

Shareholders wishing to express their position on an agenda item for the Special Meeting may do so by submitting a written statement (“Position Statement”) to Otonomo’s executive offices, c/o Mr. Ben Volkow, at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, by no later than August 11, 2023. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov.

Voting Results

The preliminary voting results will be announced at the Special Meeting. The final voting results will be published following the Special Meeting in a report of Foreign Private Issuer on Form 6-K.

Voting of Proxies and Voting Instructions Forms

Shares held by Otonomo Shareholders of Record

The proxy card that will be mailed to Otonomo’s shareholders of record, and that can be completed, signed, and returned in the envelope that will be enclosed with it.

All votes from Otonomo record shareholders should be received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m., Eastern time, on August 20, 2023 (or such earlier deadline as may be indicated on the proxy card) or received at the Otonomo’s Israeli offices by 6:59 a.m., Israel time, on August 21, 2023 in order to be counted towards the tallies of Otonomo Ordinary Shares being voted at the Special Meeting.

In the alternative to the foregoing voting methods, a proxy card may be presented in person to the chairperson of the Special Meeting in order to be counted towards the tally of votes at the meeting. If you are an Otonomo registered shareholder and attend the Special Meeting, you may vote in person, and if you so vote, your proxy will not be used.

Even if you plan to attend the Special Meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy. Properly executed proxies that do not contain voting instructions will not be voted in respect of the Merger Proposal, the CEO Retention Bonus Proposal or the CFO Retention Bonus Proposal (unless the required indication is provided under Item 1A, Item 2A and Item 3A of the proxy card indicating under Item 1A whether or not the shareholder is an Urgently Related Person, and under Item 2A and Item 3A whether or not the shareholder is a controlling shareholder of Otonomo or has personal interest in the votes).

Otonomo Shares Held in “Street Name” on Nasdaq

If your Otonomo Ordinary Shares are held on Nasdaq, either in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial owner” of the shares held for you in what is known as “street name.” If this is the case, you might instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the Interest (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instructions form). If you plan to attend the Special Meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Otonomo Ordinary Shares as of the Otonomo record date, in order to be given a ballot to vote the shares in person at the meeting.

Revoking or Changing Your Vote

Shares Held by Otonomo Registered Shareholders

•	If you are a shareholder of record of Otonomo, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•	You can send a written notice stating that you would like to revoke your proxy, which notice must be received in our executive offices before the deadline for receipt of proxies;

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or

•

you can attend the Special Meeting and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the Special Meeting and then vote in person. Your attendance at the Special Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to Otonomo in advance of the Special Meeting should be delivered to Otonomo’s principal executive offices, located at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, Attention: Maya Nassie-Neeman, General Counsel, or hand-delivered to Otonomo’s Chairman of the Board at or before the taking of the vote at the special general meeting.

The Proxy

Mr. Benjamin Volkow, Otonomo’s Chief Executive Officer and Chairman of the Otonomo Board, and Mrs. Maya Nassie-Neeman, Otonomo’s General Counsel, each individually, will serve as proxies for shareholders of Otonomo under the enclosed form of proxy with respect to the Proposals to be voted upon at the Special Meeting.

Vote Required for the Proposals

The approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal at a quorate Special Meeting and compliant with Section 320(c) of the Companies Law (not taking into consideration abstentions or broker non-votes), excluding any Otonomo Ordinary Shares that are held by Urgently, Merger Sub or an Urgently Related Person.

The approval of each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on such proposals at a quorate Special Meeting (not taking into consideration abstentions or broker non-votes). In addition, in order to approve each of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, the Otonomo shareholders’ approval, in each case, must either (i) include at least a majority of the Otonomo Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and who are not shareholders who have a personal interest (within the meaning of the Companies Law) in the approval of such proposals, not taking into consideration abstentions or broker non-votes or (ii) be obtained such that the total number of Otonomo Ordinary Shares held by non-controlling shareholders and non-interested shareholders voted against the such proposals does not represent, in each case, more than two percent of the total voting rights in Otonomo.

For purposes of the foregoing conditions, a “personal interest” means a shareholder’s personal interest in an act or a transaction of a company (i) including the personal interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting power or has the right to appoint a director or the chief executive officer; and (ii) excluding an interest arising solely from the ownership of Otonomo Ordinary Shares. In determining whether a vote cast by proxy is disinterested, the conflict of interest/personal interest of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than solely by means of being a director or office holder of the company) including, with respect to the Merger Proposal, a person who holds 25% or more of the voting rights at the general meeting of Otonomo if there is no other person who holds more than 50% of the voting rights of Otonomo. For these purposes, two or more persons holding voting rights in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Prior to the approval of the Merger Agreement by the Otonomo Board, it was disclosed to the Otonomo Board that certain executive officers of Otonomo, including Mr. Benjamin Volkow, the Chairman of the Otonomo Board and Otonomo’s Chief Executive Officer, (i) have personal interests in the Merger (arising, in part, from the retention bonus being paid by Otonomo to certain executives officers in connection with the contemplated Merger in the aggregate amount of $1.47 million in cash (which includes, for the avoidance of doubt, the M&A Retention Bonus)) and (ii) may negotiate new employment/consulting terms with Urgently to go into effect after the Effective Time. Mr. Benjamin Volkow disclosed to the Otonomo Board prior to its approval of the Merger Agreement that (x) he is expected to serve as a director on the board of directors of Urgently after the Merger and that such service may rise to a personal interest and (y) pursuant to the terms of the Merger Agreement, Otonomo’s directors and executive officers will be entitled to continued indemnification and directors’ and officers’ liability insurance for a period of seven years after the Effective Time. In light of those personal interests, in accordance with the provisions of the Companies Law, the Merger Proposal was approved by the audit committee of the Otonomo Board prior to being approved by the Otonomo Board. In addition, the CEO Retention Bonus Proposal, the CFO Retention Bonus Proposal and the procurement of a tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years after the Effective Time were each approved by the compensation committee of Otonomo Board prior to being approved by the Otonomo Board. The aggregate voting rights of the Otonomo shareholders who are deemed to have a personal interest in the Merger by virtue of the foregoing are not expected to exceed 25% of the total voting rights in the Special Meeting. These interests are described in more detail in the section titled “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger.”

The enclosed form of proxy card requires you to indicate whether you are a controlling shareholder of Otonomo, and whether you have a personal interest in the CEO Retention Bonus Proposal and/or in the CFO Retention Bonus Proposal; and, with respect to the Merger Proposal, indicate whether or not you are a shareholder listed in Section 320(c) of the Companies Law (i.e., whether you are an Urgently Related Person). To make this indication with respect to the Merger Proposal, the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal, check the box “YES” or “NO” in Item 1A, Item 2A and Item 3A, respectively, in the enclosed proxy card.

Abstentions and broker non-votes will not be treated as having been voted in respect of the Merger Proposal. Consequently, assuming a quorum is present at the meeting, broker non-votes and abstentions will have no effect on the voting with respect to the Merger Proposal.

Share Ownership of Otonomo Directors and Executive Officers

As of July 12, 2023, directors and executive officers of Otonomo beneficially owned, in the aggregate, approximately 16.7% of the issued and outstanding Otonomo Ordinary Shares. See “Security Ownership of Certain Beneficial Owners and Management of Otonomo” for more details concerning the beneficial ownership of Otonomo Ordinary Shares by Otonomo’s directors and executive officers.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Otonomo may solicit proxies for the Special Meeting from Otonomo’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Otonomo Ordinary Shares held of record by those persons, and Otonomo will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

Otonomo has retained D.F. King & Co., Inc., a proxy solicitation firm, to perform various solicitation services in connection with the Special Meeting. Otonomo will pay D.F. King & Co., Inc. a customary fee, plus phone and other related expenses, in connection with its solicitation services. D.F. King & Co., Inc. has engaged certain of its employees to assist us in connection with the solicitation of proxies.

Attending the Special Meeting

All Otonomo shareholders, including joint holders, who held shares of record as of the close of business on July 20, 2023, the Otonomo record date, and other persons holding valid proxies for the Special Meeting are entitled to attend the meeting. All shareholders and their proxies should be prepared to present a valid photo identification. In addition, if you are a registered holder of Otonomo Ordinary Shares, your name is subject to verification against the list of registered holders on the Otonomo record date prior to being admitted to the Special Meeting. Otonomo’s shareholders who are not registered holders but hold shares on Nasdaq through a bank, broker or other nominee in “street name” and wish to attend the meeting should be prepared to provide proof of beneficial ownership as of the record date, such as a recent account statement as of July 20, 2023, the Otonomo record date, or similar evidence of ownership. A “street name” holder who wishes to vote his, her or its Otonomo Ordinary Shares at the Special Meeting will be required to present a “legal proxy” from the bank, broker or other nominee through which the shares are held. If you do not provide photo identification or the foregoing documentation or comply with the other procedures outlined above upon request, you will not be admitted to the Special Meeting.

Contact for Questions and Assistance in Voting

If you have a question about the Merger or how to vote or revoke a proxy, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call: (212) 269-5500

Call Toll Free: (800) 290-6426

Email: OTMO@dfking.com

Other Matters

Otonomo is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting or any adjournment or postponement of the Special Meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the Special Meeting or any adjournment of postponement thereof.

THE MERGER PROPOSAL

At the Special Meeting, Otonomo’s shareholders will be asked to consider and vote on the following proposal, which is more fully described elsewhere in this proxy statement/prospectus:

The Merger Proposal—To approve, pursuant to Section 320 of the Companies Law, the Merger, including approval of: (i) the merger transaction contemplated by the Merger Agreement pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Otonomo, with Otonomo surviving and becoming a direct wholly owned subsidiary of Urgently; (ii) the Merger Agreement; (iii) the consideration to be received by Otonomo’s shareholders in the Merger, other than holders of Excluded Shares, consisting of a number of shares of Urgently common stock equal to the Exchange Ratio, subject to the withholding of any applicable taxes, for each Otonomo Ordinary Share held as of immediately prior to the Effective Time; (iv) the purchase of a tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (v) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A.

The approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal at a quorate Special Meeting and compliant with Section 320(c) of the Companies Law (not taking into consideration abstentions or broker non-votes), excluding any Otonomo Ordinary Shares that are held by Urgently, Merger Sub or an Urgently Related Person.

THE OTONOMO BOARD (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST IN THE MERGER, AS DEFINED UNDER THE COMPANIES LAW) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” FOR THE MERGER PROPOSAL.

THE MERGER

This section and the section entitled “The Merger Agreement” describe the material aspects of the Merger, including the material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated by reference into this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Merger.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement, but it does not purport to catalogue every conversation and correspondence among representatives of Urgently, Otonomo and their respective advisors. All dates and times referred to in the following chronology are Eastern time unless otherwise indicated. The following disclosures relating to events in which only one of the parties to the Merger participated are the sole statements of such participating party. Unless otherwise specifically indicated, neither such other party to the Merger, nor any of its affiliates or representatives, were involved in such events and interactions and are thus not informed enough to make a basis for any of the below claims related to the specific events and interactions disclosed.

In an effort to enhance stockholder value, Urgently’s and Otonomo’s boards of directors and management teams regularly review and discuss near and long-term operating and strategic priorities for their respective companies. Among other things, these reviews and discussions focus on the opportunities and risks associated with their respective companies current and future service offerings, competitive position, financial condition, near-term financial margin and cost improvements, business opportunities and prospects, and potential long-term strategic options, including the potential of pursuing a public offering, merger, or other strategic transaction. These reviews and discussions also take into account the current business and economic environments, as well as developments in the industries in which the companies operate, and the opportunities and challenges facing participants in those industries.

As a result of their respective regular evaluations, Urgently’s management team was generally familiar with Otonomo, its management team, and its business, and Otonomo’s management team was generally familiar with Urgently, its management team, and its business.

During the fourth quarter of 2021, the share price of Otonomo Ordinary Shares declined due, in part, to macroeconomic factors and Otonomo’s financial and operating performance compared to market expectations. In response, the Otonomo Board discussed a number of potential strategic alternatives, including conducting a sales process, searching for potential acquisition targets and remaining as a standalone business. The Otonomo Board discussed these potential paths in depth, including the relative merits of each option in relation to providing value to Otonomo’s shareholders. The Otonomo Board authorized Otonomo senior management to meet with a number of potential financial advisors to assist Otonomo with potential strategic transactions.

In December 2021, Otonomo’s management team met with Needham & Company, LLC (“Needham”). Following the meeting, the Otonomo Board authorized Otonomo’s management to engage Needham as Otonomo’s exclusive financial advisor in connection with evaluating potential strategic transactions involving Otonomo, including inbound offers, outbound market interest and other synergistic strategic transactions.

On December 24, 2021, Otonomo and Needham executed an engagement letter for the services noted above.

Between December 2021 and February 2023, Otonomo entered into nondisclosure agreements with thirteen counterparties relating to potential strategic transactions, two of which contained a standstill provision; five of these counterparties received access to a data room with confidential information of Otonomo, none of which ultimately made a proposal with respect to a transaction involving Otonomo.

During December 2021 and January 2022, representatives of Needham reviewed with Mr. Benjamin Volkow, Otonomo’s Chief Executive Officer and Chairman of the Otonomo Board, as well as other members of Otonomo senior management, the process, timelines and considerations relating to buyer outreach and an estimated timeline.

On February 22, 2022, the Chief Executive Officer of a public company in the automotive technology sector (“Company A”) reached out to a member of the Otonomo Board to express Company A’s interest in a potential strategic transaction with Otonomo.

In early March 2022, Mr. Volkow held a telephonic call with a representative of Company A to discuss Company A’s interest in a strategic transaction with Otonomo. The parties did not discuss specific terms of a transaction between Company A and Otonomo on the call.

On March 18, 2022, Company A and Otonomo executed a mutual nondisclosure agreement, which contained a standstill provision.

On March 20, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team to discuss, among other things, the nondisclosure agreement with Company A. Mr. Volkow informed the Otonomo Board that Company A communicated that they had engaged bankers and Company A was working with their bankers on the preparation of an offer to acquire Otonomo.

On March 31, 2022, Otonomo terminated its initial engagement with Needham.

On April 30, 2022, the Chief Executive Officer of Company A sent a letter of intent to Mr. Volkow. Following receipt of the letter of intent, Mr. Volkow shared the letter with the Otonomo Board. The letter of intent provided that Company A would acquire Otonomo in an all-stock transaction at the market price at which the Otonomo Ordinary Shares were trading (a zero-premium offer). The letter of intent contemplated that the parties would execute definitive agreements relating to the transaction by June 1, 2022.

On May 2, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team to discuss the letter of intent received from Company A. Ms. Moav presented to the Otonomo Board an initial financial analysis of Company A and the acquisition proposal included in Company A’s letter of intent. Following extensive discussion among the Otonomo Board, the Otonomo Board instructed Mr. Volkow to inform Company A that it did not believe a transaction with Company A was in the best interests of Otonomo’s shareholders.

On May 3, 2022, Mr. Volkow informed the Chief Executive Officer of Company A that the Otonomo Board was not interested in a transaction with Company A as it did not believe a transaction with Company A was in the best interests of Otonomo’s shareholders.

On May 9, 2022, Company A delivered a withdrawal letter of their letter of intent.

On September 9, 2022, representatives of Otonomo management reached out to representatives of Needham to begin the process of re-engaging Needham to evaluate potential strategic transactions.

On September 13, 2022, Company A delivered a revised letter of intent to Mr. Volkow. Following receipt of the letter of intent, Mr. Volkow shared the letter with the Otonomo Board. The revised letter of intent provided that Company A would acquire Otonomo in an all-stock transaction whereby Otonomo’s shareholders would receive 40% of the pro forma ownership of the Combined Company. The revised letter of intent contemplated that Company A would be in a position to complete due diligence of Otonomo within three weeks of receiving access to Otonomo’s data room.

On September 20, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Goldfarb Gross Seligman & Co. (“Gross”) and Latham & Watkins LLP (“Latham”) to discuss, among other items, the revised letter of intent from Company A, a potential strategic transaction with a public company in the autonomous vehicle technology sector (“Company B”) and the general process for a sale transaction (including timing, among other considerations). The Otonomo Board instructed Otonomo’s management to explore strategic alternatives, including potential business combination transactions and remaining as a standalone company.

On September 23, 2022, Company B and Otonomo executed a mutual nondisclosure agreement, which contained a standstill provision.

On October 6, 2022, Otonomo and Needham executed a new engagement letter for the services noted above.

Also on October 14, 2022, Company B delivered to Mr. Volkow a letter of intent providing that Company B would acquire Otonomo in an all-stock transaction that would value Otonomo at $0.30 to $0.32 per share, representing a 30-40% premium over the then-current trading price of the Otonomo Ordinary Shares. The letter of intent also provided that the parties would aim to execute definitive agreements relating the transaction in late-November.

On October 16, 2022, Company A delivered to Mr. Volkow a letter reiterating their interest in a business combination transaction with Otonomo and re-confirming the offer terms provided in their revised letter of intent that was delivered to Mr. Volkow on September 13, 2022.

On October 19, 2022, Mr. Volkow contacted Mr. Matthew Booth, Urgently’s Chief Executive Officer, and Mr. Chris Spanos, Urgently’s strategic advisor, to discuss and explore a potential strategic transaction between Otonomo and Urgently.

On October 20, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, a new business combination transaction proposal received from Company A, ongoing discussions with Company B, and next steps for Otonomo’s strategic process. During the meeting, representatives of Needham led discussions with the Otonomo Board on the latest offer received from Company A and potential next-steps. At the end of the meeting, the Otonomo Board instructed Needham to continue negotiations with representatives of Company A and Company B and to approach additional third-parties regarding a potential strategic transaction, in each case, to maximize shareholder value.

On October 24, 2022, Company A delivered a revised letter of intent to Mr. Volkow. Following receipt of the letter of intent, Mr. Volkow shared the letter with the Otonomo Board. The revised letter of intent provided that Company A would acquire Otonomo in an all-stock transaction whereby Otonomo’s shareholders would receive a to-be-determined increased percentage of the pro forma ownership of the Combined Company; provided that the transaction between the parties close before April 30, 2023. The revised letter of intent contemplated that the parties would enter into a definitive merger agreement by November 10, 2022.

Also on October 24, 2022, Urgently and Otonomo entered into a mutual non-disclosure agreement, which did not contain a standstill provision.

On October 26, 2022, after conferring with members the Urgently Board, Mr. Booth, Mr. Spanos, and Mr. Timothy Huffmyer, Urgently’s Chief Financial Officer, engaged in introductory discussions with Mr. Volkow and Ms. Moav to assess whether there was mutual interest in engaging in discussions concerning a potential strategic transaction.

Also on October 26, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, the status of ongoing negotiations between Otonomo and each of Company A and Company B. Representatives of Needham led discussions with the Otonomo Board on the latest information received from both Company A and Company B. Representatives from Needham then presented the terms of a revised transaction proposal from Company A, which contemplated the execution of definitive agreements and announcement of a transaction the week of November 10, 2022. Following discussions among the Otonomo Board and the other representatives in the meeting, the Otonomo Board instructed Needham to negotiate improved exchange ratio terms with Company A and to ask Company A for additional information about the plan for the combined business. Mr. Volkow then discussed with the Otonomo Board initial discussions he and Ms. Moav had with Urgently the previous week. The Otonomo Board instructed Needham, in addition to the ongoing negotiations with Company A, to continue discussions and negotiations with Company B and Urgently, and to continue reaching out to other potential counterparties.

On October 28, 2022, Company A delivered a revised letter of intent to Mr. Volkow. Following receipt of the letter of intent, Mr. Volkow shared the letter with the Otonomo Board. The revised letter of intent provided that Company A would acquire Otonomo in an all-stock transaction whereby Otonomo’s shareholders would receive 44.25% of the pro forma ownership of the Combined Company. The revised letter of intent reiterated that the parties would enter into a definitive merger agreement by November 10, 2022.

On October 30, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, the status of ongoing negotiations between Otonomo and each of Company A, Company B and Urgently. Representatives of Needham led discussions with the Otonomo Board on the latest information received from each of Company A, Company B and Urgently. The Otonomo Board instructed Needham to accelerate negotiations with potential counterparties, including Company A, Company B and Urgently. The Otonomo Board also instructed Needham to undertake an analysis to show the value to Otonomo’s shareholders of each of the potential transactions.

On October 31, 2022, Messrs. Booth and Huffmyer called Mr. Volkow and Ms. Moav to further discuss a potential strategic transaction between Otonomo and Urgently, including a potential transaction that would result in Urgently stockholders holding a majority of the equity in the Combined Company and Urgently management would become management of the Combined Company. The parties also discussed the likelihood that Urgently would likely be able to deliver its stockholder approval at signing of a definitive agreement and that Otonomo would likely be able to obtain voting agreements from its significant shareholders, including its largest shareholder, Mithaq Capital.

On November 1, 2022, Mr. Volkow informed the Otonomo Board that Company A had accepted Otonomo’s counterproposal pursuant to which Otonomo’s shareholders would receive 49.9% of the pro forma ownership of the Combined Company.

On November 2, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, the status of ongoing negotiations between Otonomo and Company A, including the need to obtain a fairness opinion in connection with any transaction with Company A. Representatives of Needham provided an update to the Otonomo Board on the status of the transaction outreach process. The Otonomo Board instructed Needham to continue to analyze the value to shareholders of each of the potential transactions (including the proposed transactions with Company A, Company B and Urgently) as well as a standalone business model.

Also on November 2, 2022, members of Urgently’s management and the Urgently Board discussed and considered various matters, including strategic alternatives, near term loan refinancing options, a potential transaction with Otonomo and valuation framework therefor, and the potential engagement of a financial advisor, including consideration of Evercore Group L.L.C. (“Evercore”) as Urgently’s financial advisor. The Urgently Board authorized management to negotiate and execute an engagement letter with Evercore to serve as Urgently’s financial advisor.

Between November 2, 2022 and November 13, 2022, members of Urgently’s management and the Urgently Board and representatives of Evercore engaged in various internal discussions and additional discussions with Mr. Volkow and Ms. Moav to consider each company’s businesses and operations, potential transaction structures, timing, process, and the diligence required to evaluate Otonomo’s financial position, strategic assets, and outstanding obligations and liabilities.

Between November 4, 2022 and November 25, 2022, Otonomo, Company A and their respective advisors held numerous telephonic and virtual meetings. In addition, the parties exchanged drafts of a definitive merger agreement as well as ancillary agreements, including voting agreements. Otonomo and its advisors, including Needham, conducted extensive due diligence of Company A.

On November 9, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham and Gross to discuss, among other items, the status of ongoing negotiations between Otonomo and Company A. Representatives of Needham presented to the Otonomo Board an update on the transaction outreach process and informed the Otonomo Board that Company A and Urgently were the only two counterparties in active negotiations with Otonomo. In addition, the group discussed Company A’s proposed timeline and the likelihood of finding a more attractive alternative transaction. The Otonomo Board instructed Needham to continue reaching out to other potential counterparties and accelerate negotiations with Urgently. At the direction of the Otonomo Board, Needham made outreach to 14 potential counterparties to a potential strategic transaction, none of whom expressed any interest.

On November 12, 2022, Otonomo received a written offer from a public company in the systems software sector (“Company C”) for a “merger-of-equals” business combination transaction.

On November 14, 2022, the Urgently Board held a virtual meeting, at which members of Urgently’s management, and representatives of Evercore were present. During the meeting, there was discussion concerning a potential non-binding letter of intent contemplating a business combination between Urgently and Otonomo and the terms thereof. the Urgently Board determined it was in the best interests of Urgently to move forward with the non-binding letter of intent.

Later that day, Mr. Booth sent Mr. Volkow a non-binding letter of intent for a business combination to be completed as a stock-for-stock merger pursuant to which Otonomo as the Combined Company would be renamed Urgently, continue to be listed on the NASDAQ exchange and redomicile to the U.S. in time. The non-binding letter of intent contemplated that Otonomo would be valued based on its cash balance at the Closing, and estimated that Otonomo’s shareholders would receive approximately twenty percent (20%) of the fully-diluted ownership of the Combined Company, which ownership split assumed Otonomo had a $120 million cash balance at the Closing and implied that Urgently had an enterprise value of approximately $550 million.

On November 14, 2022, Otonomo entered into a mutual nondisclosure agreement with Company C, which did not contain a standstill provision.

On November 15, 2022, Otonomo received a revised written offer for a business combination transaction from Company C. The written offer contemplated that Company C would acquire Otonomo for all-stock consideration; provided, however, that Otonomo would distribute a portion of its cash to its shareholders in a special dividend prior to consummation of the proposed transaction.

On November 15, 2022, Mr. Volkow participated in a number of virtual meetings with Otonomo’s advisors, including representatives from Latham, Needham and Gross, to discuss the status of negotiations with Company A, the offer it received from Company C, and the expectation that Otonomo would receive an offer from Urgently.

Also November 15, 2022, Mssrs. Booth and Volkow discussed the terms set forth in the non-binding letter of intent, including potential revisions thereto, and on November 16, 2022, representatives of Evercore and Needham had an introductory meeting to discuss the non-binding letter of intent.

On November 17, 2022, Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham, to discuss, among other items, the status of the negotiations with Company A, the offer it received from Company C and the talks and terms discussed in the anticipation of receiving an offer from Urgently. Representatives of Needham presented to the Otonomo Board on the status of negotiations with each party and the value that each offer was ascribing to Otonomo. The Otonomo Board instructed Needham to cease ongoing negotiations with Company C, as they deemed the offer not to be in the best interests of Otonomo’s shareholders due to the low value ascribed to Otonomo.

Also on November 17, 2022, the Urgently Board held an in-person meeting in Boston at which members of Urgently’s management, and representatives of Evercore were present. During the meeting, there was discussion concerning the discussions with Otonomo and its management and advisors, including revisions to the terms of the non-binding letter of intent. There was also discussion concerning various strategic alternatives to a potential transaction with Otonomo, including a recapitalization and potential sale of Urgently.

On November 19, 2022, Mr. Booth sent Mr. Volkow a revised non-binding letter of intent and a priority due diligence request list, which requested, among other things, an estimate of potential cash at the Closing and disclosure of reported and contingent liabilities in the near- and medium-term. The revised non-binding letter of intent contemplated that the business combination would be completed by a mutually agreeable transaction structure that would be most expedient and tax efficient for both companies, and contemplated that the Combined Company would retain Otonomo’s Israeli domicile to expedite closing of the transaction. The revised non-binding letter of intent ascribed an enterprise value to Urgently ranging between $375 million and $425 million and indicated that Otonomo would be valued based on its cash balance at the Closing, without a minimum amount of cash required to close, estimating that Otonomo’s shareholders would receive between twenty-three percent (23%) and twenty-six percent (26%) of the fully-diluted ownership of the Combined Company based on certain cash estimates determined through financial diligence. The Otonomo valuation was based on an expected net cash balance at the Closing, factoring in targeted cash burn, costs of facility closures, severance costs and other wind-down costs, subject to continuing diligence.

On November 20, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, the revised non-binding letter of intent received on November 19, 2022 from Urgently. Representatives of Needham discussed with the Otonomo Board Urgently’s business and the valuation ascribed to Otonomo and the Combined Company in the revised non-binding letter of intent. Following extensive discussion, the Otonomo Board instructed Mr. Volkow to communicate to Company A that Otonomo was strongly considering the improved offer received from a third-party (Urgently). In addition, the Otonomo Board instructed Needham to further analyze the revised non-binding letter of intent and to inform Urgently that Otonomo expected a high break-up fee in order to enter into exclusive negotiations with Urgently.

On November 22, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, the status of negotiations with both Company A and Urgently. Representatives of Gross then presented to the Otonomo Board the revised non-binding letter of intent Otonomo intended to send to Urgently later that day. Following extensive discussions, the Otonomo Board instructed Needham to share the revised proposal with Urgently and to continue ongoing negotiations with Urgently.

Also on November 22, 2022, Mr. Volkow sent Mr. Booth a revised non-binding letter of intent contemplating a stock-for-stock merger pursuant to which Urgently would become a wholly owned subsidiary of Otonomo. The revised non-binding letter of intent contemplated that either the Combined Company retain Israeli domicile or a new U.S. topco would be formed to acquire both of Otonomo and Urgently. Further, the non-binding letter of intent provided substantially similar valuation provisions, contemplating that Otonomo’s shareholders would receive between twenty-three and a half percent (23.5%) and twenty-seven percent (27%) of the fully-diluted ownership of the Combined Company (taking into account conversion of any and all outstanding convertible and exercisable securities and adjusting the relative valuation for each party based on the outstanding net debt of each party) depending on Otonomo’s consolidated cash at the end of the calendar month preceding the Closing and assuming that Urgently’s enterprise value was approximately $375 million. The revised non-binding letter of intent also provided that Urgently and Otonomo would have the right to designate seventy-five percent (75%) and twenty-five percent (25%) of the members of the board of directors of the Combined Company, respectively. It also contemplated that both companies would consider obtaining a representation and warranty insurance policy with respect to any breaches of the representations or warranties contained in the definitive agreement. It included an exclusivity period of thirty (30) days from the date of execution of the letter of intent, and a breakup fee of $5,000,000 for Otonomo if Urgently failed to sign a definitive agreement within forty-five (45) days from the date of execution of the letter of intent.

Between November 22, 2022 and November 27, 2022, upon further review and discussion with Evercore, Wilson Sonsini Goodrich and Rosati, P.C. (“Wilson Sonsini”) legal counsel to Urgently, Herzog Fox & Neeman (“Herzog”) legal counsel to Urgently, Needham, Latham and Gross, management and members of the boards of directors of Urgently and Otonomo determined to abandon the structure whereby the Combined Company would retain Israeli domicile given certain tax implications, including the risk that such a transaction structure could result in a taxable event for Urgently’s stockholders, and given the difficulty for the Combined Company to redomicile to the U.S. in the future. During such period, management of Urgently and Otonomo further negotiated the terms of the non-binding letter of intent, with specific focus on Otonomo’s proposed breakup fee. The parties also discussed the potential duration of the period between signing and closing of a definitive agreement, and determined it would likely be longer than originally anticipated given the need to register the issuance of shares under the Securities Act on a Form S-4 and the uncertainty surrounding the length of the SEC review process.

On November 25, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, the status of the potential transaction with Company A, including diligence performed to date. In light of the status of negotiations with Urgently and the diligence performed to date on Company A, the Otonomo Board instructed Needham and Mr. Volkow to terminate ongoing negotiations with Company A. In addition, the Otonomo Board asked that Needham and Otonomo’s management continue negotiations with Urgently and further analyze whether a transaction with Urgently was a better alternative than remaining as a standalone company.

Later on November 25, 2022, representatives of Otonomo informed representatives of Company A that Otonomo was terminating ongoing negotiations regarding a transaction among the parties.

On November 26, 2022, representatives of Company A informed Otonomo that it was willing to increase its offer to provide that Otonomo’s shareholders would receive 52% of the pro forma ownership of the Combined Company but that such offer was a “best and final” offer.

On November 26, 2022 and November 27, 2022, Otonomo’s management held telephonic and virtual calls with representatives of Needham, Gross and Latham to discuss terms, process and timeline of a potential transaction with Urgently.

On November 27, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, the updated offer from Company A and the status of negotiations with Urgently. The Otonomo Board rejected Company A’s “best and final” offer as insufficient and not in the best interest of Otonomo and its shareholders and instructed Otonomo’s management to move forward with negotiations with Urgently.

On November 27, 2022, Urgently and Otonomo entered into the non-binding letter of intent which proposed for a new U.S. topco to be formed to acquire both companies (or such other structure that would result in a publicly traded U.S. topco). The valuation provisions were substantially similar to the prior draft non-binding letters of intent and contemplated that Otonomo’s shareholders would receive between twenty-three percent (23%) and twenty-seven percent (27%) of the fully-diluted ownership of the Combined Company (taking into account conversion of any and all outstanding convertible and exercisable securities and adjusting the relative valuation for each party based on the outstanding debt of each party) depending on Otonomo’s consolidated “net cash” (i.e., cash and cash equivalents less certain customary deductions) at the Closing. The final non-binding letter of intent provided that members of Urgently management would continue as the management team for the Combined Company, and that Urgently and Otonomo would have the right to designate five (5) and two (2) members of the board of directors of the Combined Company, respectively. It also included an exclusivity period ending on December 31, 2022.

On November 30, 2022, representatives of Latham, Gross, Somekh Chaikin, a member firm of KPMG International (“Otonomo’s tax advisors”), Wilson Sonsini and Herzog held a legal kickoff call to discuss, among other items, the legal workstreams for the transaction and tax structuring. The parties agreed to hold bi-weekly update calls to track progress of the negotiations and continue to drive the transaction forward.

Between November 30, 2022 and December 1, 2022, the management teams of Urgently and Otonomo, together with representatives of Evercore and Needham, conducted in-person meetings in New York and engaged in business due diligence discussions, including with respect to potential restructuring plans, preliminary HR and organizational discussions, a timeline for the transaction and the anticipated closing date, and to review the financial outlook of each party through the Closing. As part of the discussion, Urgently and Otonomo discussed a proposal whereby the exchange ratio calculation would include a provision that measured Otonomo’s cash as of March 31, 2023 (instead of the Closing) and Otonomo would provide $30 million of bridge loan financing to Urgently in the period between signing and the Closing.

On December 2, 2022, Otonomo provided access to a virtual data room for Urgently to commence corporate and legal diligence on Otonomo. On December 7, 2022, Urgently provided access to a virtual data room for Otonomo to commence corporate and legal diligence on Urgently. Urgently’s corporate and legal diligence was led by Urgently’s management alongside outside counsel, including Wilson Sonsini and Herzog. Otonomo’s corporate and legal diligence was led by Otonomo’s management alongside outside advisors, including Latham, Gross and Otonomo’s tax advisors.

Between December 2, 2022 and December 15, 2022, Urgently and Otonomo and their legal counsel discussed potential transaction structures, including a “double dummy” merger structure, whereby a newly formed U.S. topco would acquire both Urgently and Otonomo, and a reverse triangular merger structure, whereby Urgently would acquire Otonomo and Urgently would become a U.S. publicly traded company. After weighing various factors, the parties agreed to pursue the reverse triangular merger structure, as it was the more simple and straightforward transaction structure, would require fewer approvals and consents from Urgently’s stockholders, and likely would not be a taxable transaction to Otonomo’s shareholders.

Starting on December 5, 2022, Evercore and Needham established bi-weekly standing calls for Urgently’s and Otonomo’s management teams and legal counsel to discuss the status and any open issues of the transaction.

On December 9, 2022, the Urgently Board held a virtual meeting to discuss the non-binding letter of intent with Otonomo, the two (2) day in-person diligence sessions in New York, key diligence focus areas including Otonomo’s cash burn and expected cash level at the Closing, the potential unsecured bridge loan from Otonomo, the Combined Company’s pro forma equity value and extension of exclusivity in order to continue negotiating the potential merger.

On December 10, 2022, Otonomo engaged an advisory firm to provide an opinion as to the fairness from a financial point of view of the consideration to be received by Otonomo’s shareholders in the Merger. During preliminary discussions, Otonomo’s management believed that the advisory firm would make certain assumptions in its analysis, including, among others, that it would not assign significant weight in its evaluation of the appropriate valuation of Urgently to the valuation implied by the terms of its prior convertible note financing. The Otonomo Board did not believe that the insider-led round should be the primary indicator of Urgently’s valuation because, in part, such valuation did not take into account Urgently’s operational and financial improvements since the issuance of the convertible notes in September 2022. In addition, the Otonomo Board raised concerns that the “size premium” the advisory firm proposed to add to the calculation for Urgently’s cost of equity capital did not adequately reflect the market value that the Otonomo Board considered to be appropriate for Urgently’s business based on comparisons to forecasted gross profit of certain publicly traded companies that the Otonomo Board considered relevant in its analysis of Urgently. Finally, the Otonomo Board believed that the proposed perpetual growth rate for calculating Urgently’s “terminal value” for purposes of a discounted cash flow analysis was inconsistent with the revenue growth reflected in the projections of Urgently’s financial performance provided to the Otonomo Board, which the Otonomo Board had concluded was reasonable. The Otonomo Board discussed these assumptions, among other considerations taken into account by the advisory firm, with the assistance of Needham and concluded that they were inappropriate as the primary bases for determining the fair value of Urgently in connection with preparation of a fairness opinion for purposes of the Merger. On January 18, 2023, following discussion of these assumptions and conclusions, among other valuation considerations, the Otonomo Board decided to no longer seek a fairness opinion from the advisory firm. The Otonomo Board instructed Otonomo’s management to engage an alternative firm to opine on the fairness from a financial point of view of the consideration to be received by Otonomo’s shareholders in the Merger.

On December 12, 2022, the Urgently Board held a virtual meeting at which members of Urgently’s management, representatives of Evercore and representatives of Wilson Sonsini were present. During the meeting, Urgently discussed the status of the potential strategic transaction with Otonomo, Urgently’s cash position and long-term model. The Urgently Board also discussed and approved the terms of the engagement letter with Evercore. Subsequently, Urgently entered into the engagement letter with Evercore pursuant to which Evercore would serve as Urgently’s financial advisor in connection with Urgently’s comprehensive assessment of strategic options, including a potential strategic transaction with Otonomo.

On December 21, 2022, Latham provided an initial draft of the Merger Agreement to Wilson Sonsini, and members of Urgently management, which provided, among other things, that Otonomo’s valuation would be based on Otonomo’s cash (and not “net cash” as contemplated by the executed non-binding letter of intent) to be measured as of March 31, 2023 (and not closing as contemplated by the executed non-binding letter of intent). The draft Merger Agreement did not contemplate any indemnities or representation and warranty insurance policies or any bridge loan.

On December 22, 2022, Urgently provided Otonomo with an initial term sheet for an unsecured bridge loan of a principle amount up to $30 million to be used by Urgently to fund growth and working capital requirements and other general corporate purposes between signing and the Closing.

On December 26, 2022, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, the contemplated bridge loan. Members of the Otonomo Board asked questions of Latham and Gross about the proposal and discussed the potential legal and financial implications of extending the bridge loan. The Otonomo Board concluded that the terms of the bridge loan were not consistent with an arms-length loan and instructed Otonomo management to inform Urgently that the proposed terms were not sufficiently at arms-length and the size of the loan was too much and was not in the best interests of Otonomo or its shareholders in the event the proposed transaction did not close.

On December 26, 2022, Urgently and Otonomo agreed to extend the exclusivity under the non-binding letter of intent to January 13, 2023, with an automatic extension to January 20, 2023 if the parties were continuing to engage in active negotiation.

On December 27, 2022, Latham communicated to Wilson Sonsini that Otonomo rejected the terms of the initial bridge loan term sheet as offering insufficient arm’s-length terms and a principal amount greater than Otonomo would be willing to loan.

On December 28, 2022, Urgently submitted a revised bridge loan term sheet to Otonomo providing for an unsecured loan up to $15 million with a higher rate of interest.

On January 1, 2023, Wilson Sonsini circulated a revised draft of the Merger Agreement to Latham and members of Otonomo management, which stipulated, among other things, a minimum net cash condition in consideration for Otonomo’s cash being measured as of March 31, 2023, instead of as of the Closing, contemplated that Otonomo’s directors and officers and certain 5% and greater shareholders enter into voting agreements and lock-up agreements, an obligation for Otonomo to provide Urgently a bridge loan during the interim operating period, and a revised formula for calculating the Exchange Ratio.

On January 2, 2023, the Urgently Board held a virtual meeting at which members of Urgently’s management, representatives of Evercore and representatives of Wilson Sonsini were present. During the meeting, Urgently discussed the pro forma capitalization of the Combined Company and the status of negotiations and timing considerations related to the Merger Agreement. During the meeting, the Urgently Board and Wilson Sonsini discussed the advisability of, prior to accepting Otonomo’s position regarding locking the measurement of its cash as of March 31, 2023, Urgently requiring additional protections such as a minimum net cash condition and a requirement to reduce cash burn to protect Urgently’s interests.

On January 3, 2023, Evercore provided Needham an updated set of Urgently’s financials for 2022. Upon receipt of the updated financials, Urgently’s and Otonomo’s management teams and representatives of Evercore and Needham re-engaged in negotiations concerning Urgently’s enterprise value.

On January 4, 2023, Mr. Kasper Sage, Mr. Richard Spitzer and Mr. Jim Micali, members of the Urgently Board discussed the transaction with the Otonomo Board.

On January 5, 2023, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, an update on the status of the advisory firm’s preliminary analysis of the Urgently transaction. Representatives from Needham described the process undertaken by the advisory firm. Following extensive discussion, the Otonomo Board instructed Needham to continue to monitor the status of the advisory firm’s preliminary analysis. In addition, Needham provided an update on discussions regarding the enterprise and equity values being ascribed to Urgently.

On January 8, 2023, Latham circulated a revised draft of the Merger Agreement to Wilson Sonsini and members of Urgently management, which again rejected the minimum net cash condition, and contemplated that only Otonomo’s directors, officers, and 5% and greater shareholders that were aware of the transaction would enter into voting agreements, and that no lock-up agreements would be entered into by either party.

On January 9, 2023, Mr. Booth and Mr. Huffmyer reviewed the Urgently advocacy presentation with the Otonomo Board.

On January 11, 2023, Latham and Needham communicated to Wilson Sonsini and Evercore that Otonomo rejected Urgently’s revised bridge loan proposal and offered a $15 million secured facility to be funded as an additional tranche under Urgently’s existing second lien loan agreement. In addition, Needham discussed with Evercore the valuation being ascribed to Urgently in the transaction.

Starting on January 12, 2023, Evercore and Needham established daily standing calls for Urgently’s and Otonomo’s management teams and legal counsel to discuss the status and any open issues of the transaction.

Also on January 12, 2023, Gross shared an initial draft of the Otonomo Disclosure Schedules with Wilson Sonsini.

On January 16, 2023, the Urgently Board held a virtual meeting at which members of Urgently’s management, representatives of Evercore and representatives of Wilson Sonsini were present. During the meeting, Urgently discussed status of the potential merger, discussed the advisory firm’s process of evaluating Urgently’s valuation and the flaws with the valuation methodologies, the proposed amendments to Urgently’s outstanding instruments to indebtedness, the proposed Otonomo bridge loan, and key terms of the Merger Agreement, including potential protections in the event that Urgently were to agree to measure Otonomo’s cash prior to the closing, including a requirement that the exchange ratio formulas not lock Otonomo’s cash until after certain restructuring steps were completed, which would be intended to reduce Otonomo’s cash burn.

Later that day, Urgently and Otonomo also agreed to extend the exclusivity under the non-binding letter of intent to January 31, 2023 with an automatic extension to February 14, 2023 if the parties were continuing to engage in active negotiation.

On January 17, 2023, Wilson Sonsini circulated a revised draft of the Merger Agreement to Latham and Otonomo’s management, which provided, among other things, that Otonomo would fund up to $15 million pursuant to a bridge loan as an additional tranche under Urgently’s existing second lien loan agreement, and Otonomo’s cash would be measured as of the last day of the month in which certain restructuring steps (which were not yet defined) were completed. In addition, the revised draft of the Merger Agreement contemplated that certain restructuring costs would be deducted from Otonomo’s net cash including unpaid compensation payable to Otonomo’s employees, outstanding severance and retention liabilities, breakage costs related to any of Otonomo’s leases, and other related costs and expenses related to the defined restructuring steps to be taken by Otonomo. The revised draft Merger Agreement also contemplated that Otonomo’s directors and officers and certain 5% and greater shareholders would sign voting agreements and that Urgently expected Otonomo to seek to “wall-cross” certain shareholders, including Mithaq Capital.

Also on January 17, 2023, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Gross and Latham to discuss, among other items, engaging a fairness opinion advisor in light of the decision not to move forward with the advisory firm. The Otonomo Board discussed with representatives from Needham the different financial opinion advisor options and instructed Needham to initiate discussions with a number of reputable advisors. In addition, the parties discussed a revised valuation proposal that would have Otonomo’s shareholders receive approximately thirty-three percent (33%) of the fully-diluted ownership of the Combined Company. Following the discussion, the Otonomo Board instructed Needham to deliver the revised valuation proposal to Evercore.

On January 18, 2023, Needham delivered the revised valuation proposal to Evercore.

On January 19, 2023, Latham shared an initial draft of the Otonomo Voting Agreement with Wilson Sonsini.

On January 20, 2023, Otonomo engaged Duff & Phelps to replace the advisory firm to provide a fairness opinion and a valuation report.

On January 20, 2023, Mr. Volkow communicated to Mr. Booth a proposal intended to resolve certain material open issues being negotiated, which ascribed a $271 million enterprise value to Urgently, and reflected that Urgently and Otonomo would receive, respectively, sixty-seven percent (67%) and thirty-three percent (33%) of the fully-diluted ownership of the Combined Company, assuming a valuation for Otonomo at $100 million, and proposed that Otonomo’s cash be measured as of March 31, 2023, without any conditions or requirements. Mr. Volkow also communicated that any bridge loan would need to be secured and on terms similar to Urgently’s second lien lender and a significant portion of the loan would need to be funded upon Otonomo’s shareholder approval.

That same day, the Urgently Board held a virtual meeting at which members of Urgently’s management, representatives of Evercore and representatives of Wilson Sonsini were present. During the meeting, Urgently discussed, among other things, Otonomo’s economic proposal, pursuant to which Otonomo’s cash would be measured as of March 31, 2023 and Urgently and Otonomo would receive, respectively, sixty-seven percent (67%) and thirty-three percent (33%) of the fully-diluted ownership of the Combined Company, assuming that Otonomo had $100 million net cash and assuming a $271 million enterprise value for Urgently. Following discussion, the Urgently Board directed Mr. Booth to make a counterproposal to Otonomo.

On January 21, 2023, Mr. Booth communicated to Mr. Volkow a counterproposal to Mr. Volkow’s proposal from the prior day, which ascribed a $340 million enterprise value to Urgently, and reflected that Urgently and Otonomo would receive, respectively, seventy-three percent (73%) and twenty-seven percent (27%) of the fully-diluted ownership of the Combined Company, assuming that Otonomo could deliver net cash in the amount of $100 million in July 2023, and proposed that Urgently would not require a minimum cash condition, but that Otonomo’s cash be measured at the end of the month in which Otonomo completes certain restructuring steps. Mr. Booth also communicated that Otonomo would need to provide detailed cash projections for 2023 and, as part of the overall proposal, Otonomo would need to provide a secured bridge loan funded in two tranches, $10 million at signing of a definitive merger agreement and $5 million upon Otonomo’s shareholder approval.

On January 22, 2023, Mr. Volkow and Mr. Booth held a call during which Mr. Volkow communicated that Otonomo would require that Urgently agree to the economic proposal that Mr. Volkow delivered on January 20, except that Otonomo would be open to undertaking certain restructuring steps to reduce cash burn, and that Otonomo could provide the bridge loan if it were on terms substantially similar as Urgently’s second lien lenders and the first tranche funding at signing of a definitive merger agreement was $5 million and the second tranche funded at Otonomo’s shareholder approval was $10 million. Mr. Volkow also stated that Otonomo was “pencils down” until Urgently agreed to Otonomo’s economic proposal. Mr. Booth reiterated that Urgently would need Otonomo’s cash forecast for 2023.

Also on January 22, 2023, Wilson Sonsini shared initial comments to the Otonomo Disclosure Schedules with Gross.

On January 23, 2023, a representative of Evercore communicated to representatives of Needham that Urgently could potentially accept Otonomo’s economic proposal, but needed to see Otonomo’s cash forecasts for 2023 and Otonomo’s failure to provide such forecasts was concerning.

Over the course of January 23, 2023, Urgently management and members of the Urgently Board, together with representatives of Evercore and Wilson Sonsini, conferred regarding the negotiations with Otonomo.

On January 23, 2023, a representative of Evercore communicated to representatives of Needham that Urgently would accept Otonomo’s principal economic terms that ascribed a $271 million enterprise value to Urgently and assumed Otonomo had $100 million net cash as of March 31, 2023, which would result in Otonomo’s shareholders owning thirty-three percent (33%) of the Combined Company. The Evercore representative also communicated Urgently’s desire for greater certainty on the cash available to the Combined Company for the monthly periods to Closing and that it required pre-determined restructuring steps to be completed by March 31, 2023.

On January 24, 2023, Latham sent Wilson Sonsini an issues list concerning the terms of the Merger Agreement, which, among other things, indicated that Otonomo would attempt to “wall cross” Mithaq Capital, requested draft documentation for the bridge loan, proposed certain changes to the exchange ratio formulas, including measuring Otonomo’s cash as of March 31, 2023, and expressed Otonomo’s unwillingness to require its directors, officers or shareholders to enter into lock up agreements.

On January 26, 2023, Wilson Sonsini sent Latham a responsive issues list concerning the terms of the Merger Agreement and Wilson Sonsini and Latham held a teleconference to discuss, during which Wilson Sonsini reiterated the importance of obtaining a voting agreement from Mithaq Capital, which was an expectation that was established by Otonomo during negotiations regarding the non-binding letter of intent, and Latham indicated that Otonomo would seek to “wall cross” Mithaq Capital. Wilson Sonsini also reiterated that Urgently would not lock the measurement of Otonomo’s cash until after certain restructuring steps were completed and Latham responded that Otonomo needed to see a detailed schedule outlining the proposed restructuring steps. Wilson Sonsini also conveyed that Urgently would no longer require lockup agreements and provided feedback from Urgently’s second lien lenders regarding the bridge loan.

On January 27, 2023, the Urgently Board held a virtual meeting at which members of Urgently’s management, representatives of Evercore and representatives of Wilson Sonsini were present. During the meeting, Urgently discussed the status of the negotiation process for the Merger Agreement, the revised valuation of Urgently, the status of the Otonomo bridge loan discussions, and other key transaction workstreams, including communications guidelines, and marketing and pricing strategy following completion of the transactions.

Also on January 27, 2023, Wilson Sonsini shared initial comments to the Otonomo Voting Agreement with Latham.

On January 29, 2023, Latham circulated a revised draft of the Merger Agreement to Wilson Sonsini and members of Urgently management, which contemplated, among other things, that Otonomo, as an additional lender under Urgently’s existing loan agreement with Urgently’s second lien lender would commit to a $15 million bridge loan to be funded in two tranches with $5 million to be drawn at signing of the Merger Agreement and $10 million to be drawn subject to Otonomo receiving shareholder approval for the transaction and certain other conditions.

Also on January 29, 2023, Wilson Sonsini shared an initial draft of the Urgently Disclosure Schedules with Latham.

Between January 29, 2023 and February 4, 2023, Urgently and Otonomo continued to negotiate terms of the Merger Agreement, including the potential restructuring steps and cash measurement mechanism. Over the course of such discussions, the parties aligned on an alternative mechanism regarding measuring Otonomo’s cash, whereby Otonomo’s cash would be measured as of March 31, 2023 and its cash burn would be measured for the period between April 1, 2023 and the Closing, with any burn in excess of approximately $2.5 million per month reducing Otonomo’s net cash.

On February 1, 2023, Mr. Volkow spoke with a representative of Mithaq Capital regarding the potential transaction. The representative of Mithaq Capital expressed support for the potential transaction and requested to meet with Mr. Booth.

On February 2, 2023, Mr. Booth spoke with a representative of Mithaq Capital, who expressed support for the potential transaction and a willingness for Mithaq Capital to sign a voting agreement.

Also February 2, 2023, the Otonomo Board held a virtual meeting attended by representatives of Otonomo’s management team, Needham, Duff & Phelps, Otonomo’s tax advisors, Gross and Latham. At the meeting, representatives of Duff & Phelps presented to the Otonomo Board their preliminary financial analysis and answered questions from members of the Otonomo Board. Representatives of Latham then provided an update on the bridge loan financing and the terms and status of the Merger Agreement and other transaction agreements, as well as the process necessary to prepare for signing of the Merger Agreement.

Also on February 2, 2023, Mr. Volkow informed Mr. Booth that, because of the limited voting rights and the risk of being a lender which was not Otonomo’s ordinary operations, the Otonomo Board was not supportive of providing any bridge financing at the signing of the definitive Merger Agreement and that all $15 million would need to be funded upon receipt of Otonomo’s shareholder approval, which would provide Otonomo with additional deal certainty.

On February 3, 2023, Gross shared a revised draft of the Otonomo Disclosure Schedules with Wilson Sonsini. Also on February 3, 2023, Latham shared a revised draft of the Otonomo Voting Agreement with Wilson Sonsini.

On February 4, 2023, Latham shared comments to the Urgently Disclosure Schedules with Wilson Sonsini.

The Urgently Board held virtual meetings on February 4, 2023, February 5, 2023 and February 6, 2023, at which members of Urgently’s management, representatives of Evercore and representatives of Wilson Sonsini were present to discuss the status of the negotiations of the Merger Agreement and related transactions. During these meetings, Wilson Sonsini provided a presentation to the Urgently Board regarding the fiduciary duties of the board of directors in the context of an acquisition transaction, and summarized the material terms of the Merger Agreement, ancillary agreements, and related transactions, including the potential bridge loan. The Urgently Board directed Urgently management to engage in negotiations with Urgently’s existing investors with respect to a bridge loan financing.

On February 4, 2023, Wilson Sonsini circulated a revised draft of the Merger Agreement to Latham and members of Otonomo management. The revised draft contemplated, among other things, Otonomo’s cash to be measured using the agreed-upon alternative mechanism. The revised draft also contemplated that Urgently and Otonomo would engage in good faith negotiations after signing the definitive merger agreement concerning the Otonomo bridge loan in an amount not to exceed $15 million, and that Urgently would be granted significant flexibility to consummate other debt or equity financing transactions between signing and the Closing.

Between February 4, 2023 and February 9, 2023, Urgently, Otonomo and their respective legal counsel continued to exchange drafts of the Merger Agreement and reached a final agreement as to, among other things, the terms under which Urgently would be entitled to incur debt between signing and the Closing and the definitive provisions for measuring Otonomo’s net cash, including the agreed-upon alternative cash measurement mechanism.

On February 7, 2023, the Urgently Board held a virtual meeting at which members of Urgently’s management, representatives of Evercore and representatives of Wilson Sonsini were present. During the meeting, Wilson Sonsini reviewed the then-current terms of the Merger Agreement and related transactions, reviewing the further changes made since prior discussions. Wilson Sonsini also reviewed the material terms of the certificate of incorporation and bylaws proposed to be adopted by Urgently in connection with the Closing. The Urgently Board then discussed various considerations with respect to the proposed transaction, as summarized under the section titled “Urgently’s Reasons for the Merger.” Following discussion and the presentations, the Urgently Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

On February 8, 2023, the compensation committee of the Otonomo Board authorized the purchase of the “tail” endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years in accordance with the compensation policy of Otonomo, subject to the approval of the Otonomo Board and the consummation of the Merger.

Later on February 8, 2023, the audit committee of the Otonomo Board (the “Audit Committee”) held a virtual meeting attended by representatives of Otonomo’s management team (only during the review and presentation of the Merger), Needham, Duff & Phelps, Otonomo’s tax advisors, Gross and Latham (collectively, the “Otonomo Transaction Advisors”). At the meeting, representatives of Duff & Phelps presented to the Otonomo Board and the Audit Committee their financial analysis which concluded that, subject to the assumptions, qualifications and limiting conditions forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Otonomo Ordinary Shares (the opinion of Duff & Phelps that was officially delivered to the Otonomo Board was based on the financial analysis that was presented to the Otonomo Board and the Audit Committee). Representatives of Latham then provided a summary of material changes to the Merger Agreement and bridge loan financing. Next, representatives of Gross discussed the fiduciary duties of members of the Otonomo Board under Israeli law. Otonomo’s tax advisors then presented a summary of the due diligence performed to date. Next, Howden, Otonomo’s insurance broker, presented the current quotes for the contemplated coverage under the tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years. The members of the Otonomo Board who are not also on the Audit Committee were present during the presentations and left the virtual meeting immediately afterwards. Members of the Audit Committee then asked questions of representatives of the Otonomo Transaction Advisors and discussed the material that had been presented at the meeting. Following extensive discussions, the Audit Committee unanimously (i) authorized and directed the officers of Otonomo, subject to the approval of the Otonomo Board, to finalize the negotiations of the Merger Agreement and other transaction documents, (ii) determined that, subject to the finalization of the Merger Agreement and related matters, the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders, (iii) approved and adopted the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement (including, the procurement of a “tail” endorsement to Otonomo’s current directors’ and officers’ liability insurance policy for a period of seven years in accordance with the compensation policy of the Otonomo), and deemed the Merger Agreement advisable, and (iv) approved and determined to recommend the approval and adoption of the Merger Agreement, the approval of the Merger and thereby approval of the transactions contemplated by the Merger Agreement to the Otonomo Board.

Later on February 8, 2023, the Otonomo Board held a virtual meeting attended by the representatives of Otonomo’s management team (only during the presentation of the Merger) and the Otonomo Transaction Advisors, during which the members of the Otonomo Board who are not also on the Audit Committee asked questions of the Otonomo Transaction Advisors. At the request of the Otonomo Board, Duff & Phelps then orally delivered its opinion (which was subsequently confirmed in writing on February 9, 2023) that, subject to the assumptions, qualifications and limiting conditions to be set forth in the written opinion, the Exchange Ratio (as defined in the fairness opinion), is fair from a financial point of view to the holders of Otonomo Ordinary Shares. Following further discussion, the Otonomo Board (excluding Mr. Volkow who did not participate in the discussion and did not provide a vote for adopting the following resolutions due to his personal interests in approving the merger transaction described in the section titled “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger”), (i) authorized and directed the officers of Otonomo, subject to the approval of the Otonomo Board, to finalize the negotiations of the Merger Agreement and other transaction documents, (ii) determined that, subject to the finalization of the Merger Agreement and related matters, that the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders, (iii) approved the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement, and has deemed the Merger Agreement advisable, (iv) determined that considering the financial position of the merging companies, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of Otonomo to its creditors, and (v) approved and determined to recommend the approval and adoption of the Merger Agreement, the approval of the Merger and thereby approval of the transactions contemplated by the Merger Agreement to the shareholders of Otonomo.

On February 9, 2023, Otonomo delivered voting agreements executed by its shareholders holding approximately thirty-nine percent (39%) of the issued and outstanding Otonomo Ordinary Shares and Urgently and Otonomo executed the Merger Agreement. The parties thereafter issued a joint press release announcing the transaction.

On May 22, 2023, Otonomo received an unsolicited written offer from a private company provider of connected insurance services (“Company D”) providing, among other things, that Company D would acquire Otonomo in an all-cash transaction at a price of $0.40 per Otonomo Ordinary Share (the “Competing Offer”). The Competing Offer, which did not include a draft of a definitive agreement for the proposed transaction, further provided that Company D would require three weeks to complete its due diligence review of Otonomo and its business. On May 23, 2023, Mr. Volkow notified Mr. Booth of Otonomo’s receipt of the Competing Offer and on May 24, 2023, Mr. Volkow provided Mr. Booth with a copy of the Competing Offer.

On May 30, 2023 and June 5, 2023, the Otonomo Board held virtual meetings attended by representatives of Otonomo’s management team, Needham, Gross and Latham to evaluate and discuss, among other items, the Competing Offer. During the meetings, representatives of Needham led discussions with the Otonomo Board on the value being ascribed to Otonomo and Urgently by Company D in the Competing Offer. In addition, representatives of Gross advised the Otonomo Board of their fiduciary duties under Israeli law and representatives of Latham advised the Otonomo Board of their obligations under the terms of the Merger Agreement. Following these discussions, the Otonomo Board instructed Mr. Volkow to inform Company D that it did not believe that the Competing Offer constituted, or would reasonably be expected to lead to, an Otonomo Superior Proposal and subsequently, on June 5, 2023, Mr. Volkow notified Company D of the Otonomo Board’s determination. On June 9, 2023, Otonomo received an additional letter from Company D requesting that Otonomo provide Company D with certain due diligence information. On June 12, 2023, Mr. Volkow reiterated the Otonomo Board’s determination previously communicated to Company D on June 5, 2023.

Recommendation of the Otonomo Board and Otonomo’s Reasons for the Merger

At its meeting on February 8, 2023, the Otonomo Board evaluated the proposed Merger, including the terms and conditions of the Merger Agreement, and unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, Otonomo and its shareholders; (ii) approved the Merger Agreement, the Merger and the other transactions and actions contemplated by the Merger Agreement; (iii) determined that considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Urgently and Merger Sub in the Merger Agreement, no reasonable concern exists that Otonomo, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger and (iv) approved and determined to recommend the approval and adoption of the Merger Agreement, the approval of the Merger and approval of the other transactions contemplated by the Merger Agreement to the shareholders of Otonomo, all upon the terms and subject to the conditions set forth in the Merger Agreement. The directors who may be deemed to have a personal interest (other than with respect to the tail endorsement to Otonomo’s current directors’ and officers’ liability insurance policy), as defined under the Companies Law, in the Merger, did not participate in the discussion and did not provide a vote for adopting the foregoing resolutions. The Otonomo Board recommends that you vote “FOR” the Merger Proposal.

The Otonomo Board considered many factors in making its determination that the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders. In arriving at its determination, the Otonomo Board consulted with and received the advice of its outside financial and legal advisors, discussed various issues with Otonomo’s management and considered a variety of factors weighing positively in favor of the Merger, including, but not limited to, the following (which are not listed in any relative order of importance):

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The belief of the Otonomo Board that the Combined Company would be well positioned to achieve future growth and generate additional returns for Otonomo’s shareholders, including due to the synergies Otonomo expects the Combined Company to be able to obtain as a result of the Merger and the Combined Company’s ability to provide better solutions to its customers. This is due to what the Otonomo Board believed to be the high quality of Urgently’s assets and business, while on the other hand taking into account the status of Otonomo’s business and the status of the industries in which it operates, including the expected developments in the competitive landscape and manner in which these industries operate.

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When evaluating the benefits of the Combined Company, the Otonomo Board considered many of the following factors, which favored the determinations and recommendations of the Otonomo Board. In particular, the Otonomo Board considered that the Combined Company is expected to:

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be positioned to power the present and future of connected mobility services, creating safe, effective customer-centric experiences for automotive OEMs, transportation and mapping, insurance, rental and fleet partners and their customers;

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be able to combine differentiated and synergistic technology portfolios encompassing data processing and analytics, connected insurance, mobility assistance network management and service delivery, including the combination of Otonomo’s Smart Mobility Data Platform and Urgently’s assistance platform and service delivery network;

•	be able to benefit from meaningful cross-selling revenue opportunities and cost savings;

•	be able to leverage a differentiated platform offering in a competitive marketplace;

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be able to bridge mobility services and data to improve customer experiences and safety, benefiting a variety of real-world applications, such as (i) the ability of insurance carriers that employ connected vehicle data, available through Otonomo, to more rapidly and accurately convey first notice of loss to expedite claims processing while rapidly dispatching critical roadside assistance from Urgently’s service network to minimize customer inconvenience, (ii) improved management of vehicle tracking, maintenance and mileage by fleet operators and owners using connected vehicle data through Otonomo, in combination with Urgently’s mobility assistance capability, to speed vehicle recovery, minimize disruption and deliver improved experiences for customers and (iii) enhanced vehicle ownership experience by utilizing connected vehicle data available through Otonomo and Urgently’s mobility assistance solutions, including reduced insurance premiums by coaching driver behavior, cost savings resulting from proactive and predictive alerts for vehicle maintenance and improved customer safety and security when roadside assistance is needed;

•	be able to continue investing in research and development activities and product development to continue developing compelling and differentiated products; and

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drive continued innovation within the connected mobility services industry by leveraging a shared culture of developing technologies designed to create safe, customer-centric experiences for automotive OEMs, transportation and mapping, insurance, rental and fleet partners and their customers.

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The Otonomo Board’s belief that, as the terms of the Merger Agreement and the Merger are the result of arm’s length negotiations with Urgently, the merger consideration is fair to Otonomo shareholders and, based on the Otonomo Board’s knowledge of Otonomo’s business, its business strategy and business environment, the Otonomo Board’s belief that the Exchange Ratio is fair (which, for the avoidance of doubt, includes the terms and conditions underlying the calculation of the Exchange Ratio), from a financial point of view, to Otonomo’s shareholders.

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Otonomo’s competitive position, strategic options and prospects, as well as the financial plan and prospects if Otonomo were to remain an independent public company, and the potential impact of those factors on the trading price of Otonomo Ordinary Shares (including the risks and uncertainties associated with achieving and executing Otonomo’s business and financial plans in the short- and long-term, as well as the general risks of market conditions). In furtherance of the foregoing, the Otonomo Board considered possible alternatives to the acquisition by Urgently that were reasonably available to Otonomo, including Otonomo’s continued operation as a stand-alone company, the potential benefits to the Otonomo shareholders of these alternatives and the Otonomo Board’s assessment that none of these alternatives were reasonably likely to create greater value for the Otonomo shareholders within a reasonable period of time, taking into account risks of execution as well as market, industry, financial, business and competitive risks.

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The expectation that the industry in which Otonomo operates will undergo consolidation in the coming years and that Otonomo should ideally be in a position to make strategic decisions based on all available options.

•	Otonomo’s belief that, after considering all other options, including remaining an independent public company, Urgently is compelling potential partner in terms of synergies, culture and business fit.

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The synergies that the Combined Company expects to be able to obtain as a result of the Merger due to what the Otonomo Board believes are the high quality of Urgently’s assets, including substantial revenue synergies and data scale.

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Following the Merger, Otonomo shareholders will have the opportunity as stockholders of Urgently to participate in the value of the Combined Company, including the expected future growth and expected synergies, which the Otonomo Board viewed as an important opportunity for Otonomo shareholders from the perspective of maximizing long-term returns, rather than being cashed out from their investment in Otonomo, had the merger consideration consisted of cash.

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The Otonomo Board’s belief that the merger consideration represents the highest consideration that Urgently was willing to pay and the highest per share value reasonably obtainable for Otonomo’s shareholders, in each case, as of the date of the Merger Agreement, with the Otonomo Board basing this belief on Otonomo’s negotiations with Urgently and a number of factors.

•	Otonomo intends to apply to the Israeli Tax Authority and obtain tax rulings which will provide (if obtained) certain tax deferral in connection with the Merger, to its Israeli shareholders.

•	The intention of Otonomo and Urgently that the Merger qualify as a “reorganization” under Section 368(a)(2)(E) of the Code and/or Section 368(a)(1)(B) of the Code.

•	The Otonomo Board considered the financial analyses reviewed and discussed with the Otonomo Board by representatives of Needham, Otonomo’s financial advisor.

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The Otonomo Board considered the oral opinion of Duff & Phelps, subsequently confirmed in Duff & Phelps’ written opinion dated as of February 9, 2023, that as of that date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Duff & Phelps’ written opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Otonomo Ordinary Shares as more fully described under the heading “The Merger—Opinion of Duff & Phelps to the Otonomo Board.”

•

As required under the Companies Law in connection with the approval of mergers, the Otonomo Board considered the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Urgently and Merger Sub in the Merger Agreement, determined that no reasonable concern exists that Otonomo, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger.

•

The Otonomo Board considered the nature of the closing conditions included in the Merger Agreement, including the absence of any financing conditions or related contingencies with respect to the merger consideration, as well as the anticipation that regulatory approvals are likely to be obtained, based on the analysis performed in this respect.

•

The Otonomo Board considered the identity of Urgently, which the Otonomo Board believes is a reputable company with an attractive business model and a large and reputable customer portfolio (including BMW and Volvo).

•

The Otonomo Board considered the terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the Merger and the ability of the respective parties to terminate the Merger Agreement. The Otonomo Board noted that the termination or “breakup” fee provisions of the Merger Agreement could have the effect of discouraging competing proposals for a business combination between Otonomo and a third party, but that such provisions are customary for transactions of this size and type. The Otonomo Board considered that the amount of the partial termination fee, which amount is equal to $1.50 million, and the amount of the full termination fee, which amount is equal to $3.0 million, were within a reasonable range.

•

The Otonomo Board considered that the Merger Agreement permits Otonomo and the Otonomo Board to respond to an Otonomo Acquisition Proposal (as defined in the Merger Agreement) that the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) is an Otonomo Superior Proposal (as defined in the Merger Agreement), subject to certain restrictions imposed by the Merger Agreement and the requirement that Otonomo pay a termination fee to Urgently in the event that Otonomo terminates the Merger Agreement to accept an Otonomo Superior Proposal, and, subject to certain restrictions imposed by the Merger Agreement, also permits the Otonomo Board to change its recommendation in favor of the Merger in response to certain unforeseen or unforeseeable intervening events.

•	The ability of the Otonomo Board, under certain circumstances, to withdraw its recommendation that Otonomo’s shareholders vote to approve the Merger.

•	The thorough and extensive process run by Otonomo and its financial advisor, Needham, to consider, identify and evaluate other potential merger partners and/or transactions.

•

The Otonomo Board considered that the Merger had been approved by the audit committee of the Otonomo Board (among others, in light of certain material personal interests of the Chief Executive Officer and other executive officers of Otonomo in the approval of the Merger), prior to being approved by the Otonomo Board.

•

The Otonomo Board considered that the transaction will result in detailed public disclosure and a substantial period of time prior to the convening of the Special Meeting to consider the approval and adoption of the Merger during which a competing proposal could be brought forth.

•

The Otonomo Board also considered that the affirmative vote of at least a majority of the votes cast by the holders of Otonomo Ordinary Shares that are present and voting in person or by proxy (including by voting deed and excluding abstentions) at a quorate Special Meeting and compliant with the provisions of Section 320(c) of the Companies Law is necessary for the approval of the Merger.

•

The fact that the holders of approximately 39% of the outstanding Otonomo Ordinary Shares (as of February 9, 2023) were willing to enter into the Voting Agreement committing such holders to vote to approve the Merger Proposal, which significantly reduces deal uncertainty.

•

The Otonomo Board also identified and considered a number of other matters relating to the Merger and the Merger Agreement, some of which are countervailing factors and risks to Otonomo and its shareholders, including the following:

•

the possibility that the Merger may not be completed and the potential adverse consequences to Otonomo if the Merger is not completed, including the potential (i) loss of customers, suppliers and employees; (ii) reduction in the perceived value of Otonomo; and (iii) erosion of customer and employee confidence in Otonomo;

•

the limitations imposed by the Merger Agreement with respect to the conduct of Otonomo’s business during the interim period from the date of the Merger Agreement through the Closing, including limitations relating to Otonomo’s ability to solicit and respond to Otonomo Acquisition Proposals and the ability of the Otonomo Board to change or withdraw its recommendation of the Merger;

•

the possibilities that certain provisions of the Merger Agreement, including the non-solicitation and other protective provisions such as the $1.50 million partial termination fee or the $3.0 million full termination fee payable if the Merger Agreement is terminated under certain circumstances, might have the effect of deterring other potential acquirers from making competing proposals that could be more advantageous to Otonomo’s shareholders;

•

the fact that historically, Urgently has not been a profitable company, that Urgently has a history of operating losses and the risk that despite the parties’ views on the prospects of the Combined Company, the Combined Company will not be as profitable as expected or at all;

•

the risk that integration of Otonomo and Urgently may not be as successful as expected and that the anticipated benefits of the Merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved or not achieved in the expected time frame;

•

the potential conflicts of interest of the Otonomo Board and Otonomo’s executive officers, including with respect to the treatment (including acceleration) of equity awards and transaction bonuses and indemnification, exculpation and insurance provisions, as well as with respect to potential retention arrangements and post-closing benefits for Otonomo’s senior management, as more fully described in the section titled “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger;”

•

the additional interests of Otonomo’s Chief Executive Officer who is expected to serve as a director on the board of directors of the Combined Company after the Merger, as more fully described in the section titled “The Merger—Interests of Otonomo’s Directors and Executive Officers in the Merger;”

•

the fact that upon the consummation of the Merger, each Otonomo shareholder will become a stockholder of Urgently with a percentage ownership that is much smaller than such shareholder’s percentage ownership of Otonomo immediately prior to the Merger, and Otonomo shareholders will have less influence on the management and policies of the Combined Company than they now have on the management and policies of Otonomo;

•

the risk that the parties may incur significant costs and delays related to the Merger, including resulting from seeking governmental consents and regulatory approvals necessary for completion of the Merger; and

•	the risks of the type and nature described in the section titled “Risk Factors” and the matters described in the section titled “Cautionary Note Regarding Forward-Looking Statements.”

The foregoing discussion of the factors considered by the Otonomo Board is not intended to be exhaustive, but rather includes the material factors considered by the Otonomo Board. The Otonomo Board unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, Otonomo and its shareholders; (ii) approved the Merger Agreement, the Merger and the other transactions and actions contemplated by the Merger Agreement; (iii) determined that considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Urgently and Merger Sub in the Merger Agreement, no reasonable concern exists that Otonomo, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger and (iv) approved and determined to recommend the approval and adoption of the Merger Agreement, the approval of the Merger and approval of the other transactions contemplated by the Merger Agreement to the shareholders of Otonomo, all upon the terms and subject to the conditions set forth in the Merger Agreement. In view of the wide variety of factors considered by the Otonomo Board in connection with its evaluation of the Merger and the complexity of these matters, the Otonomo Board did not consider it practical, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Otonomo Board. Rather, the Otonomo Board considered all of these factors as a whole and made its recommendation based on the totality of the information available to the Otonomo Board, including discussions with, and questioning of, Otonomo’s management and its legal and financial advisors. In considering the factors discussed above, individual members of the Otonomo Board may have given different weights to different factors and the factors are not presented in any order of priority.

This explanation of the Otonomo Board’s reasons to recommend that Otonomo’s shareholders vote in favor of the Merger Proposal presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Urgently’s Reasons for the Merger

In the course of reaching its decision to approve the Merger, the Urgently Board held numerous meetings, consulted with Urgently’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors in making its determination that the Merger is advisable, fair to, and in the best interests of, Urgently and its shareholders. In arriving at its determination, the Urgently Board considered a variety of factors weighing positively in favor of the Merger, including, but not limited to, the following (which are not listed in any relative order of importance):

•	the expected cash resources of the Combined Company and ability to deploy those resources to execute on the business plan of the Combined Company;

•	Urgently’s anticipated financial results and cash flows, and Urgently’s financing needs in the future;

•

the impact of ancillary transactions related to the Merger on Urgently’s financial statements, including the conversion of outstanding convertible indebtedness into shares of Urgently common stock, automatic net exercise of certain outstanding Urgently Warrants, and amendments to outstanding debt facilities to extend maturity, amortization and other terms under such facilities;

•

the prospects of Urgently as a stand-alone entity (including the possible strategic growth opportunities that might be available to Urgently absent the transactions contemplated by the Merger Agreement and the belief, based on the review of such opportunities, that the stockholders of Urgently would benefit most from the potential business combination with Otonomo);

•	the ability of Urgently to carry on its business if the transactions contemplated by the Merger Agreement are not consummated;

•

the likelihood of realizing superior results through alternative business strategies (including continuing as a privately-held, stand-alone entity, pursuing equity financing rounds, other merger or acquisition prospects, and the associated risks of delay, non-consummation or unavailability thereof);

•	the need for additional financing if Urgently were to remain independent and the potential dilution of such transactions to Urgently’s existing stockholders;

•	the projected financial position, operations, management, operating plans and financial projections of the Combined Company;

•

the belief of the Urgently Board that the Combined Company would be well positioned to achieve future growth and generate additional returns for the shareholders of the Combined Company, including due to synergies Urgently expects the Combined Company to be able to obtain as a result of the Merger and the Combined Company’s ability to offer a broader array of service offerings and solutions to its customers. This is due to what the Urgently Board believed to be the contribution of Otonomo’s technology to the Combined Company’s ability to further pursue a connected vehicle strategy, while on the other hand taking into account the status of Urgently’s business and the status of the industries in which it operates, including the expected developments in the competitive landscape and manner in which these industries operate;

•

the benefit that the public listing of Urgently’s common stock in connection with the Merger will expand both the access to capital for Urgently and the range of investors potentially available as a public company, compared to the investors Urgently could otherwise gain access to if it continued to operate as a privately-held company;

•

the benefit that the public listing of Urgently’s common stock in connection with the Merger will simplify Urgently’s capitalization and governance structure and provide Urgently’s current stockholders with greater liquidity by owning publicly-traded stock;

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the benefit that the public listing of Urgently’s common stock in connection with the Merger will enhance Urgently’s ability to attract and retain employees, who will receive publicly traded securities as part of their equity compensation packages issued pursuant to equity incentive plans adopted as part of the public listing;

•	the market for Urgently’s services and competition among current and potential providers of such services;

•	the business, operations, financial condition, competitive position, strategic objectives and prospects of Urgently;

•	current economic, industry and market conditions affecting Urgently;

•	the potential for other third parties to enter into strategic relationships with Urgently (and the likelihood of accomplishing such relationships);

•	the Urgently Board’s fiduciary duties to Urgently stockholders;

•	the terms and conditions of the Merger Agreement, including the following:

•

the determination that the expected relative percentage ownership of Otonomo’s shareholders and Urgently’s stockholders in the Combined Company was appropriate, based on the Urgently Board’s judgment and assessment of the approximate valuations of Otonomo (including the value of the net cash Otonomo is expected to provide to the Combined Company) and Urgently;

•	the limited number and nature of the conditions of the obligation of Otonomo to consummate the Merger;

•

the conclusion of the Urgently that the potential termination fees of $1.5 or $3 million payable by Otonomo to Urgently in certain circumstances, and the circumstances when such fees may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the Otonomo Voting Agreements, pursuant to which certain directors, officers and shareholders of Otonomo have agreed to vote all of their Otonomo Shares in favor of the approval of the Merger Agreement;

•	the likelihood that the Merger will be consummated on a timely basis; and

•

when evaluating the benefits of the Combined Company, the Urgently Board considered many of the following factors, which favored the determinations and recommendations of the Urgently Board. In particular, the Urgently Board considered that the Combined Company is expected to:

•	have significant cash resources and the ability to deploy those resources to execute on the business plan of the Combined Company;

•

be positioned to power the present and future of connected mobility services, creating safe, effective customer-centric experiences for automotive OEMs, transportation and mapping, insurance, rental and fleet partners and their customers;

•	be able to combine differentiated and synergistic technology portfolios encompassing data processing and analytics, connected insurance, mobility assistance network management and service delivery;

•	be able to benefit from meaningful cross-selling revenue opportunities and cost savings;

•	be able to leverage a differentiated platform offering in a competitive marketplace;

•

be able to bridge mobility services and data to improve customer experiences and safety, benefiting a variety of real-world applications, such as (i) the ability of insurance carriers that employ connected vehicle data, available through Otonomo, to more rapidly and accurately convey first notice of loss to expedite claims processing while rapidly dispatching critical roadside assistance from Urgently’s service network to minimize customer inconvenience, (ii) improved management of vehicle tracking, maintenance and mileage by fleet operators and owners using connected vehicle data through Otonomo, in combination with Urgently’s mobility assistance capability, to speed vehicle recovery, minimize disruption and deliver improved experiences for customers and (iii) enhanced vehicle ownership experience by utilizing connected vehicle data available through Otonomo and Urgently’s mobility assistance solutions, including reduced insurance premiums by coaching driver behavior, cost savings resulting from proactive and predictive alerts for vehicle maintenance and improved customer safety and security when roadside assistance is needed;

•	be able to continue investing in research and development activities and product development to continue developing compelling and differentiated products; and

•

drive continued innovation within the connected mobility services industry by leveraging a shared culture of developing technologies designed to create safe, customer-centric experiences for automotive OEMs, transportation and mapping, insurance, rental and fleet partners and their customers.

The Urgently Board also identified and considered a number of uncertainties, risks and other matters in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, some of which are countervailing factors and risks to Urgently and its shareholders, including the following:

•

the possibility that the Merger might not be completed and the potential adverse consequences to Urgently if the Merger is not completed, including (i) the public announcement of the Merger on the reputation of Urgently and the ability of Urgently to obtain financing in the future in the event the Merger is not completed, (ii) the reduction in perceive value of Urgently, and (iii) erosion of customer and employee confidence in Urgently;

•

the exchange ratio used to establish the number of shares of Urgently’s common stock to be issued to Otonomo’s shareholders in the Merger is reasonable and appropriately measures the per share value of Urgently and Otonomo, including by accounting for adjustments due to Otonomo’s cash balance, and their respective outstanding capital stock and shares at the Closing (subject to certain limitations);

•	the potential reduction of Otonomo’s net cash prior to the Closing;

•

the possibility that Otonomo could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•

the risk that the parties may incur significant costs and delays, and the possibility that the Merger might not be completed in a timely manner or at all, for a variety of reasons, such as the failure of Otonomo to obtain the required shareholder vote and the potential adverse effect on the reputation of Urgently and the ability of Urgently to obtain financing in the future in the event the Merger is not completed;

•

the costs involved in connection with completing the Merger, the time and effort of Urgently senior management required to complete the Merger, the related disruptions or potential disruptions to Urgently’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Urgently and related administrative challenges associated with combining the companies;

•

the fact that upon the consummation of the Merger, each Urgently shareholder’s percentage ownership will be much smaller than such shareholder’s percentage ownership immediately prior to the Merger, and Urgently shareholders individually will have less influence on the management and policies of the Combined Company than they now have on the management and policies of Urgently;

•

the additional expenses and obligations to which Urgently’s business will be subject following the Merger that Urgently has not previously been subject to, and the operational changes to Urgently’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-closing;

•

the risk that the other benefits sought to be achieved by the transactions contemplated by the Merger Agreement might not be achieved or may not be as successful as expected and that the anticipated benefits of the Merger may not be realized in full or in part, including that the operations of Urgently will not be effectively integrated after the Effective Time or that potential synergies and cost-savings expected to result from the business combination will not occur or may not be achieved in the expected timeframe; and

•

various other risks associated with the Combined Company and the Merger, including the risks of the type and nature described in the section titled “Risk Factors” and the matters described in the section titled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Urgently Board in its consideration of the Merger Agreement and the transactions contemplated thereby. The Urgently Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Urgently Board unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

In view of the wide variety of factors considered by the Urgently Board in connection with its evaluation of the Merger and the complexity of these matters, the Urgently Board did not consider it practical, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Urgently Board. Rather, the Urgently Board considered all of these factors as a whole and made its recommendation based on the totality of the information available to the Urgently Board, including discussions with, and questioning of, Urgently’s management and its legal and financial advisors. In considering the factors discussed above, individual members of the Urgently Board may have given different weights to different factors and the factors are not presented in any order of priority.

Opinion of Duff & Phelps to the Otonomo Board

Summary of Opinion

On January 20, 2023, Otonomo retained Kroll, LLC, operating through its Duff & Phelps Opinions Practice (“Duff & Phelps”) to serve as an independent financial advisor to the Otonomo Board, specifically to provide to the Otonomo Board a fairness opinion in connection with the Merger, which states that the Exchange Ratio is fair, from a financial point of view, to the Otonomo shareholders (without giving effect to any impact of the Merger on any particular shareholder other than in its capacity as a shareholder). In selecting Duff & Phelps, the Otonomo Board considered, among other things, the fact that Duff & Phelps is a global leader in providing fairness opinions to boards of directors and special committees. Duff & Phelps is regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

On February 2, 2023 and on February 8, 2023, Duff & Phelps presented its financial analysis to the Otonomo Board with respect to the Exchange Ratio to the Otonomo shareholders (without giving effect to any impact of the Merger on any particular shareholder other than in its capacity as a shareholder) in the Merger. On February 9, 2022, Duff & Phelps delivered its written opinion to the Otonomo Board that, as of the date of the opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the opinion, the Exchange Ratio is fair, from a financial point of view, to the Otonomo shareholders (without giving effect to any impact of the Merger on any particular shareholder other than in its capacity as a shareholder).

The full text of the opinion is attached to this proxy statement as Annex F and is incorporated into this proxy statement/prospectus by reference. The summary of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Otonomo’s shareholders are urged to read the opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Duff & Phelps in connection with the opinion, as well as other qualifications contained in the opinion. Neither the opinion nor the summary of the opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Otonomo Board, any Otonomo shareholder or any other person as to how to act or vote with respect to any matter relating to the Merger.

The opinion was approved by Duff & Phelps’ fairness opinions committee. The opinion was provided for the information of, and directed to, the Otonomo Board and only addressed the fairness, from a financial point of view, to the Otonomo shareholders (without giving effect to any impact of the Merger on any particular shareholder other than in its capacity as a shareholder), and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding.

In connection with the opinion, Duff & Phelps made such reviews, analyses and inquiries that Duff & Phelps deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render the opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of the opinion included, but were not limited to, the items summarized below:

•

reviewed Otonomo’s annual reports and audited financial statements on Form 20-F filed with the SEC for the years ended December 31, 2020 through December 31, 2021 and Otonomo’s unaudited interim financial statements for the nine months ended September 30, 2022, which Otonomo’s management identified as being the most current financial statements available;

•

reviewed Urgently’s audited financial statements for the years ended December 31, 2017 through December 31, 2021 and Urgently’s unaudited interim financial statements for the eleven months ended November 30, 2022, which Urgently’s management identified as being the most current financial statements available;

•	reviewed financial projections for Otonomo for the years ending December 31, 2022 through December 31, 2027 provided to us by management of Otonomo (the “Otonomo Projections”);

•

reviewed financial projections for Urgently for the years ending December 31, 2022 through December 31, 2027 provided to us by management of Urgently and used at the direction of management of Otonomo (the “Urgently Projections”);

•	reviewed the presentation titled “Otonomo Powering the Mobility Economy” dated November 2022;

•	reviewed the presentation titled “Urgently Mobility Assistance Services Platform Project Odyssey – Opportunity Summary” dated January 2023;

•

reviewed other internal documents relating to the history, current operations, and probable future outlook of Otonomo and Urgently, including the Otonomo Projections and Urgently Projections, provided to us by management of Otonomo;

•

reviewed a letter dated February 6, 2023 from the Otonomo’s management, which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for Otonomo and Urgently;

•

reviewed the forms of amendments to: (x) that certain Loan and Security Agreement, dated as of December 16, 2021, by and among Alter Domus (US) LLC, as administrative agent and collateral agent for the lenders, the lenders from time to time party thereto and Urgently, as borrower, as amended by the Waiver and First Amendment to Loan and Security Agreement, dated as of July 12, 2022 (the “Highbridge Loan Amendment”) and (y) that certain Second Amended and Restated Loan and Security Agreement, dated as of July 12, 2022, by and among Structural Capital Investments III, LP, Series Structural DCO II series of Structural Capital DCO, LLC, and CEOF Holdings LP (each, an affiliate of Structural Capital), as lenders, Ocean II PLO LLC, as administrative and collateral agent for the lenders and Urgently, as borrower (the “Structural Loan Amendment”); and

•	reviewed documents related to the Merger, including:

•	the letter of intent dated November 27, 2022 from Urgently (the “LOI”); and

•	the Agreement and Plan of Merger, by and among Urgently, Merger Sub and Otonomo, dated February 9, 2023 (together with the LOI, the “Transaction Documents”);

•	discussed the information referred to above and the background and other elements of the Merger with the management of Otonomo and management of Urgently;

•

performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the fairness opinion with respect to the Merger, Duff & Phelps, with Otonomo’s consent:

•	Assumed that the Exchange Ratio would result in the Otonomo shareholders receiving, in the aggregate, 35.2% of the equity in Urgently from the Merger, per Otonomo’s management;

•

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Otonomo’s management and Urgently’s management and did not independently verify such information;

•

Relied upon the fact that the Otonomo Board has been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;

•

Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•	Assumed that information supplied and representations made by Otonomo’s management and Urgently’s management are substantially accurate regarding Otonomo, Urgently and the Merger;

•	Assumed that the representations and warranties made in the Transaction Documents are substantially accurate;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•

Assumed that the Highbridge Loan Amendment and the Structural Loan Amendment will be completed as contemplated by the draft documents reviewed by Duff & Phelps and as described by Urgently’s management and Otonomo’s management;

•

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Otonomo or Urgently since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would have made the information reviewed by Duff & Phelps incomplete or misleading;

•

Assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Transaction Documents without any amendments thereto or any waivers of any terms or conditions thereof; and

•

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger would be obtained without any adverse effect on Otonomo, Urgently, or the contemplated benefits expected to be derived in the Merger.

Duff & Phelps informed the Otonomo Board that, to the extent that any of the foregoing assumptions or any of the facts on which the opinion provided by Duff & Phelps is based prove to be untrue in any material respect, the opinion cannot and should not be relied upon, and that, in Duff & Phelps’ analysis and in connection with the preparation of the opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Duff & Phelps prepared the opinion effective as of February 9, 2023. The opinion was necessarily based upon market, economic, financial and other conditions as they existed as of such date and could be evaluated as of such date, and Duff & Phelps disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after such date.

Duff & Phelps did not evaluate Otonomo’s or Urgently’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps had not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of Otonomo, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from Otonomo’s perspective, that could, under the circumstances, be negotiated among the parties to the Transaction Documents and the Merger, or (iii) advise the Otonomo Board or any other party with respect to alternatives to the Merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Otonomo was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Otonomo was or may be a party or is or may be subject.

In rendering the opinion, Duff & Phelps was not expressing any opinion as to the market price or value of Otonomo’s or Urgently’s common stock (or anything else) after the announcement or the consummation of the Merger, and Duff & Phelps advised that its opinion was not to be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Otonomo’s or Urgently’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of Otonomo’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of Otonomo in the Merger, or with respect to the fairness of any such compensation.

The opinion was furnished for the use and benefit of the Otonomo Board in connection with their consideration of the Merger. Duff & Phelps has consented to the inclusion of the opinion in its entirety and the description hereof in this proxy statement/prospectus and any other filing Otonomo is required to make with the SEC in connection with the Business Combination (as defined in Duff & Phelps’ written opinion) if such inclusion is required by applicable law. The opinion (i) does not address the fairness of any aspect of the Merger other than the Exchange Ratio, (ii) does not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (iii) does not address any transaction related to the Merger; (iv) is not a recommendation as to how the Otonomo Board or any of Otonomo’s shareholders should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction, and (v) does not indicate that the Exchange Ratio is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Merger is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. The letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

The opinion described above is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with such opinion is limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and Otonomo, dated January 20, 2023.

Summary of Financial Analysis

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of the fairness opinion to the Otonomo Board. This summary is qualified in its entirety by reference to the full text of the opinion, attached to this proxy statement/prospectus as Annex F. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Otonomo Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below includes information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Market Approach – Urgently

The Market Approach is a valuation technique that provides an estimation of value by applying valuation multiples to financial metrics for the subject company. These valuation multiples are either observed or derived from (i) market prices of actively traded, public companies and publicly available historical financial information and consensus equity research analyst estimates of future financial performance or (ii) prices paid in actual mergers, acquisitions or other transactions. The valuation process includes, but is not limited to, a comparison of various quantitative and qualitative factors between the subject business and such similar businesses.

Duff & Phelps selected eight publicly traded companies that it deemed relevant in its analysis (the “Selected Publicly Traded Companies”) based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, capital requirements and other characteristics to that of Urgently. Duff & Phelps noted that none of the Selected Publicly Traded Companies are perfectly comparable to Urgently, and that Duff & Phelps did not have access to non-public information of any of the Selected Publicly Traded Companies. Accordingly, a complete valuation analysis of Urgently cannot rely solely upon a quantitative review of the Selected Publicly Traded Companies but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Urgently. Therefore, the Market Approach is subject to certain limitations.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Selected Publicly Traded Companies.

Company	19-22 Revenue CAGR	2022 Revenue Growth	2023 Revenue Growth	2024 Revenue Growth	21-23 Revenue CAGR
Angi Inc.	12.7%	12.6%	10.1%	10.3%	10.2%
Deliveroo plc	38.1%	11.4%	5.7%	13.7%	9.6%
DoorDash, Inc.	NM	28.4%	20.6%	17.1%	18.8%
Fiverr International Ltd.	46.6%	13.4%	8.8%	20.0%	14.3%
Just Eat Takeaway.com N.V.	NM	5.6%	6.3%	8.7%	7.5%
Lyft, Inc.	4.1%	27.0%	18.8%	13.5%	16.1%
Porch Group, Inc.	NM	27.5%	18.0%	20.3%	19.1%
Uber Technologies, Inc.	33.3%	46.0%	17.0%	17.8%	17.4%
Mean	27.0%	21.5%	13.2%	15.2%	14.1%
Median	33.3%	20.2%	13.5%	15.4%	15.2%
Urgently	50.4%	29.6%	31.2%	37.2%	34.2%

CAGR = Compounded Annual Growth Rate; EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization; Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Otonomo management

Company	19-21 Avg Gross Margin	2022 Gross Margin	2023 Gross Margin	2024 Gross Margin	19-21 Avg EBITDA Margin	2022 EBITDA Margin	2023 EBITDA Margin	2024 EBITDA Margin
Angi Inc.	88.5%	77.0%	77.0%	76.0%	5.4%	0.6%	2.9%	5.0%
Deliveroo plc	27.2%	31.1%	33.3%	35.2%	-17.5%	-9.4%	-5.9%	-1.7%
DoorDash, Inc.	NM	47.8%	47.3%	48.5%	NM	-4.1%	-2.0%	1.0%
Fiverr International Ltd.	81.5%	83.0%	83.1%	83.2%	-13.2%	-11.9%	-8.2%	-4.6%
Just Eat Takeaway.com N.V.	NM	40.6%	42.7%	43.8%	NM	-2.6%	2.3%	5.4%
Lyft, Inc.	27.2%	45.4%	52.2%	53.1%	-48.4%	-15.5%	-11.9%	-7.7%
Porch Group, Inc.	NM	62.4%	67.6%	68.7%	NM	-17.4%	-4.4%	1.1%
Uber Technologies, Inc.	NM	38.6%	40.0%	40.3%	NM	-0.1%	3.3%	6.3%

Mean	56.1%	53.2%	55.4%	56.1%	-18.4%	-7.5%	-3.0%	0.6%
Median	54.3%	46.6%	49.7%	50.8%	-15.4%	-6.7%	-3.2%	1.0%

Urgently	11.7%	11.0%	27.8%	27.8%	-26.5%	-16.2%	5.4%	10.8%

CAGR = Compounded Annual Growth Rate; EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization; Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Otonomo management

($’s in millions)

Company	EV / 2023 EBITDA	EV / 2024 EBITDA	EV / 2022 Gross Profit	EV / 2023 Gross Profit	EV / 2024 Gross Profit	EV / 2022 Revenue	EV / 2023 Revenue	EV / 2024 Revenue
Angi Inc.	27.0x	14.2x	1.12x	1.02x	0.94x	0.87x	0.79x	0.71x
Deliveroo plc	NM	NM	1.03x	0.91x	0.75x	0.32x	0.30x	0.27x
DoorDash, Inc.	NM	NM	7.03x	5.90x	4.91x	3.36x	2.79x	2.38x
Fiverr International Ltd.	NM	NM	5.34x	4.90x	4.08x	4.43x	4.07x	3.39x
Just Eat Takeaway.com N.V.	38.2x	14.6x	2.26x	2.02x	1.81x	0.92x	0.86x	0.79x
Lyft, Inc.	NM	NM	2.63x	1.92x	1.66x	1.19x	1.00x	0.88x
Porch Group, Inc.	NM	NM	2.82x	2.21x	1.81x	1.76x	1.49x	1.24x
Uber Technologies, Inc.	NM	26.6x	5.95x	4.90x	4.13x	2.29x	1.96x	1.66x

Mean	32.6x	18.5x	3.52x	2.97x	2.51x	1.89x	1.66x	1.42x
Median	32.6x	14.6x	2.73x	2.11x	1.81x	1.48x	1.25x	1.06x

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

EV= Enterprise Value = Market capitalization plus debt, net of cash and equivalents

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports

Based on the data shown in the tables above, Duff & Phelps selected a range of valuation multiples to apply to Urgently’s 2022 and 2023 revenue in the Urgently Projections to obtain a range of current enterprise values for Urgently. Duff & Phelps analyzed projected growth and margins for the Selected Publicly Traded Companies and compared these metrics to the same metrics for Urgently, based on the Urgently Projections. Duff & Phelps used these comparisons and the multiples of enterprise value-to-2022 and enterprise value-to-2023 projected revenue for the Selected Publicly Traded Companies to select a 2022 revenue multiple range of 1.25x to 1.75x to apply to Urgently’s 2022 revenue and to select a 2023 revenue multiple range of 1.00x to 1.25x to apply to Urgently’s 2023 revenue in the Urgently Projections, resulting in an estimated current enterprise value range for Urgently. Duff & Phelps selected multiples that, in its judgement, reflected Urgently’s revenue growth outlook, capital requirements and other characteristics relative to the Selected Publicly Traded Companies.

Duff & Phelps’ Market Approach resulted in an indicated enterprise value range for Urgently of $237.0 million to $313.6 million.

Discounted Cash Flow Analysis – Urgently

The Discounted Cash Flow (“DCF”) Analysis is a valuation technique that provides an estimation of the value of a business based on the cash flows that a business can be expected to generate (the “DCF Analysis”). The DCF Analysis begins with an estimation of the annual cash flows the subject business is expected to generate over a discrete projection period, and all of the cash flows for the business after the end of the discrete projection period (the “Terminal Value”). The estimated cash flows for each of the years in the discrete projection period and the Terminal Value are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows.

Duff & Phelps performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Urgently for the years ending December 31, 2023 (beginning at March 31, 2023) through December 31, 2027, with “unlevered free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. In applying the DCF Analysis, Duff & Phelps relied on the Urgently Projections at the direction of Otonomo management. Duff & Phelps estimated the Terminal Value of Urgently as of fiscal year 2027 by applying a revenue multiple range to Urgently’s projected 2027 revenue in the Urgently Projections. Duff & Phelps discounted the unlevered free cash flows in the discrete period and the Terminal Values in 2027 back to the present to obtain a range of the estimated current enterprise value of Urgently.

Based on the data shown in the tables above under the heading Market Approach, Duff & Phelps selected a revenue multiple range of 1.25x to 1.50x to apply to Urgently’s projected 2027 revenue to obtain a range of Terminal Values to incorporate into the DCF Analysis. Such range of multiples, in the judgement of Duff & Phelps, reflected Urgently’s size, revenue growth outlook, capital requirements and other characteristics relative to the Selected Publicly Traded Companies.

Determination of an appropriate discount rate to use in the DCF Analysis requires a degree of judgment. Duff & Phelps considered a number of factors in determining the discount rate range, including the results of published studies on discount rates. Duff & Phelps also considered (i) Urgently’s stage in the cycle of management’s business plan, (ii) Urgently’s projected financial performance and (iii) the risks facing Urgently in order to achieve the projected results, including execution risk and competitive risks, among others. Based on these factors and the published discount rate studies, Duff & Phelps used discount rates ranging from 30.0% to 35.0% to discount the projected unlevered free cash flows in the discrete projection period and the Terminal Value. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based on the Urgently Projections.

Duff & Phelps included the net present value of Urgently’s net operating loss carryforwards in the DCF Analysis assuming a Section 382 limitation. Urgently is expected to have a net operating loss carryforward balance of $96.9 million as of December 31, 2022. The utilization of the net operating loss carryforward was discounted at the midpoint discount rate of 32.5% and resulted in a value of $5.4 million.

Based on these assumptions, Duff & Phelps’ DCF Analysis resulted in an indicated enterprise value range for Urgently of $256.1 million to $342.6 million.

Urgently Valuation Conclusion

Duff & Phelps estimated the range of enterprise value of Urgently to be $246.6 million to $328.1 million, based on the ranges indicated by the Market Approach and the DCF Analysis. Duff & Phelps further estimated the range of equity value of Urgently by deducting estimated net debt as of March 31, 2023 of $87.0 million, per Otonomo management. After making these adjustments, the estimated total equity value range for Urgently was $159.6 million to $241.1 million.

Otonomo Valuation Conclusion

Duff & Phelps utilized a liquidation analysis to estimate the value of Otonomo’s equity prior to the Merger because based on the Otonomo Projections, Otonomo is expected to generate negative cash flows through 2027, and Otonomo management did not indicate a path to profitability was achievable. A liquidation analysis is a valuation technique that provides an estimation of the equity value of a subject company based on the expected liquidation proceeds from the balance sheet.

Duff & Phelps performed a liquidation analysis of Otonomo based on a projected balance sheet as of March 31, 2023 provided by Otonomo management. Duff & Phelps estimated the value of Otonomo’s assets in a liquidation based on discussions with Otonomo management. Duff & Phelps deducted the following from the liquidation value of Otonomo’s assets to determine net asset value: (i) the estimated value of liabilities as of March 31, 2023 and (ii) transaction and other expenses related to the liquidation.

The table below summarizes the liquidation analysis.

($’s in thousands)

	Amount	% Recoverable / Owed	% Recoverable / Owed
Cash	$6,612	100%	$6,612
Investments and Restricted Cash	118,249	100%	118,249
Accounts Receivable	1,628	80%	1,303
Prepaid Expenses	942	60%	565
Government Institutions-Asset	1,062	100%	1,062
Interest Receivable	925	70%	648
Other Receivables	511	100%	511
Property and Equipment, Net	1,043	40%	417
Operating Lease Right-of-Use Assets	1,912	0%	0
Accounts Payable and Other Current Liabilities	(7,126)	100%	(7,126)
Operating Lease Liabilities	(1,780)	100%	(1,780)
Contingent Consideration (1)	(3,300)	200%	(6,600)
Other Non-Current Liabilities	(157)	100%	(157)
Warrants for Ordinary Shares	(155)	0%	0
Severance, Shutdown and Execution Costs	(9,600)	100%	(9,600)
Otonomo Equity Value	$110,767		$104,104

(1)

Current portion of contingent consideration related to the Floow acquisition is not recorded on the balance sheet due to targets not being met, but the current consideration of $2.6 million in cash plus $0.7 million in stock would be owed in a liquidation scenario, per Otonomo management.

Note: balances estimated as of March 31, 2023 per Otonomo management; percentages recoverable / owed discussed with Otonomo management.

Based on these assumptions, the liquidation analysis resulted in an indicated equity value for Otonomo of $104.1 million.

Conclusion Summary

Based on the concluded Urgently equity value range of $159.6 million to $241.1 million and the concluded Otonomo equity value of $104.1 million, the range of Otonomo shareholder ownership in the Merger would be 30.2% to 39.5%, compared to the Exchange Ratio of 35.2%.

The opinion was only one of the many factors considered by the Otonomo Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Otonomo Board.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of the fairness opinion the Otonomo Board, Otonomo agreed to pay Duff & Phelps a fee of $750,000. A portion of the fee was payable upon delivery of the opinion and a portion is payable upon consummation of the Merger. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in the opinion.

Otonomo has also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and reasonable fees and expenses of outside counsel retained by Duff & Phelps in connection with the engagement. Otonomo has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which Otonomo believes are customary in transactions of this nature, were negotiated at arm’s length, and the Otonomo Board were and are aware of these fee arrangements.

Disclosure of Prior Relationships

Other than this engagement, during the two years preceding the date of the fairness opinion, Duff & Phelps has not had any material relationship with any party to the Merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Certain Unaudited Forecasted Financial Information

Otonomo and Urgently do not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of the Merger, (i) certain non-public unaudited internal financial forecasts with respect to Otonomo covering multiple years on a standalone basis were prepared by Otonomo’s management team (the “Otonomo Forecast”) and (ii) certain non-public unaudited internal financial forecasts with respect to Urgently covering multiple years on a standalone basis were prepared by Urgently’s management team (the “Urgently Forecast” and, together with the Otonomo Forecast, the “Forecasts”). The Forecasts were not prepared for public disclosure but were provided to the Otonomo Board in connection with its evaluations of the Merger and were also provided to Duff & Phelps, the Otonomo Board’s independent financial advisor, for their use in advising the Otonomo Board and reliance in connection with its separate financial analysis and opinion as described in the section entitled “ The Merger—Opinion of Duff & Phelps to the Otonomo Board.”

The summary of the unaudited forecasted financial information presented below is not being included in this proxy statement/prospectus to influence your decision whether to vote for or against the Proposals. Rather, this information has been included because these Forecasts were made available to the Otonomo Board and Duff & Phelps. The Otonomo Forecast was prepared by and is the responsibility of Otonomo’s management team. The Urgently Forecast was prepared by and is the responsibility of Urgently’s management team.

The inclusion of this information should not be regarded as an indication that the Otonomo Board (or any committee thereof), Otonomo (or any of its affiliates, officers, directors, advisors or other representatives), Urgently (or any of its affiliates, officers, directors, advisors or other representatives) or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the Forecasts reflect numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Otonomo’s management team or Urgently’s management team, including, among others, overall and regional supply and demand factors, general economic, business or industry conditions, including the impacts of inflation, competition in the automotive technology and mobility assistance industries, future operating results, and other matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and “Where You Can Find More Information.” The Forecasts reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations based on actual experience and business developments. Otonomo and Urgently can give no assurance that the Forecasts and the underlying estimates and assumptions will be realized or that actual results will not be significantly higher or lower than forecasted. As a result, the Forecasts summarized in this proxy statement/prospectus should not be relied on as necessarily predictive of actual future events. In addition, because the Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Forecasts to not be realized include, but are not limited to, risks and uncertainties relating to Urgently and Otonomo’s businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this proxy statement/prospectus titled “Risk Factors.” See also “Cautionary Note Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

These Forecasts were not prepared with a view toward public disclosure, compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of forecasted financial information. The Otonomo Forecast included in this document has been prepared by, and is the responsibility of, Otonomo’s management team, and in the view of Otonomo’s management team, was prepared on a reasonable basis, reflects the best available estimates and judgments as of the date it was prepared, and presents, to the best of Otonomo’s management team’s knowledge and belief as of the date it was prepared, the expected future financial performance of Otonomo. The Urgently Forecast included in this document has been prepared by, and is the responsibility of, Urgently’s management team, and in the view of Urgently’s management team, was prepared on a reasonable basis, reflects the best available estimates and judgments as of the date it was prepared, and presents, to the best of Urgently’s management team’s knowledge and belief as of the date it was prepared, the expected future financial performance of Urgently. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on the prospective financial information. Neither Otonomo’s tax advisors nor CohnReznick LLP have audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying Forecasts and, accordingly, Otonomo’s tax advisors and CohnReznick LLP do not express an opinion or any other form of assurance with respect thereto, and assume no responsibility for, and disclaim any association with, the Forecasts. Otonomo’s tax advisors’ report incorporated by reference in this document relates to Otonomo’s previously issued financial statements. It does not extend to the forecasted financial information and should not be read to do so. CohnReznick LLP’s report included elsewhere in this proxy statement/prospectus relates to Urgently’s consolidated annual financial statements for 2022 and 2021 included in the F-pages in this proxy statement/prospectus.

Furthermore, the Forecasts do not take into account any circumstances or events occurring after the date they were prepared. Otonomo and Urgently can give no assurance that, had the Forecasts been prepared either as of the date of the opinion, the date of the Merger Agreement, or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Otonomo and Urgently do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of events, even in the event that any or all of the underlying assumptions are shown to be not appropriate, or to reflect changes in general economic or industry conditions. The Forecasts do not take into account possible financial and other effects on Otonomo or Urgently of the Merger, the effect on Otonomo or Urgently of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Forecasts do not take into account the effect on Otonomo or Urgently of any possible failure of the Merger to occur. None of Otonomo or Urgently or either of their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Otonomo shareholder or Urgently stockholder or other person regarding Otonomo’s or Urgently’s ultimate performance compared to the information contained in the Forecasts or that the forecasted results will be achieved. The inclusion of the Forecasts herein should not be deemed an admission or representation by Otonomo, Urgently or their respective advisors or any other person that they are viewed as material information of Otonomo or Urgently, particularly in light of the inherent risks and uncertainties associated with the Forecasts.

In light of the foregoing, and considering that the Special Meeting will be held several months after the Forecasts were prepared, as well as the uncertainties inherent in any forecasted information, Otonomo shareholders are cautioned not to place undue reliance on such information, and Otonomo urges all Otonomo shareholders to review Otonomo’s most recent SEC filings for a description of Otonomo’s reported financial results. See the section entitled “Where You Can Find More Information.”

Certain of the measures included in the Forecasts may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Otonomo or Urgently may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of such financial measures.

NEITHER OTONOMO NOR URGENTLY INTEND TO UPDATE OR OTHERWISE REVISE THE BELOW FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Otonomo Management Assumptions with respect to Otonomo

The information described below in the section entitled “—Otonomo Management’s Unaudited Forecasted Financial Information of Otonomo” was based on various assumptions by Otonomo’s management team, including, but not limited to, the expected number of connected vehicles on Otonomo’s platform, the number of users on Otonomo’s insurance platform, prices that Otonomo expects customers will be willing to pay (based on historical information and trends), estimates of market maturity over the projected period, the expectation that there will be expanded use of Otonomo’s products for different applications and market segments, third-party forecasts for industry growth, and historical system usage patterns of Otonomo customers continuing into the future. In addition, Otonomo’s management team considered that Otonomo has not generated a significant amount of revenue historically and does not expect to generate a significant amount of revenue during the forecasted period due to the lack of maturity in the market.

The Otonomo Forecast also reflects assumptions regarding the continuing nature of ordinary course operations that may be subject to change.

Otonomo Management’s Unaudited Forecasted Financial Information of Otonomo

The following table sets forth certain summarized unaudited prospective financial information with respect to Otonomo for the fiscal years 2023 through 2027 on a standalone basis prepared by Otonomo’s management team.

($ in millions)(1)(2)	2023E	2024E	2025E	2026E	2027E
Revenue	$11.2	$16.8	$25.2	$37.8	$56.6
Gross Profit (loss)	$1.4	$0.7	$(9.7)	$(7.0)	$(8.8)
Gross Margin	12.2%	4.3%	(38.5)%	(18.5)%	(15.5)%
EBITDA(3)	$(34.4)	$(37.0)	$(50.0)	$(50.1)	$(56.6)
EBITDA Margin(4)	(307.2)%	(220.3)%	(198.0)%	(132.6)%	(99.8)%

(1)

The information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Special Meeting will be held several months after such information was prepared, as well as the uncertainties inherent in any forecasted information, Otonomo shareholders are cautioned not to place undue reliance on such information.

(2)	The table reflects certain summarized unaudited prospective financial information of Otonomo, which reflect unaudited prospective financial information for December 31, 2022 through December 31, 2027.
(3)

Otonomo defines EBITDA (a non-GAAP measure) as operating loss (income) adjusted for depreciation, amortization and stock-based compensation. Otonomo caution investors that amounts presented in accordance with its definition of EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate EBITDA in the same manner. EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of Otonomo’s liquidity.

(4)	Otonomo defines EBITDA Margin (a non-GAAP measure) as EBITDA divided by total revenue for the period presented.

Urgently Management Assumptions with respect to Urgently

The information described below in the section entitled “—Unaudited Forecasted Financial Information of Urgently” was based on various assumptions by Urgently’s management team, including, but not limited to, expected pipeline and activity to support continued growth, anticipated pricing changes for Urgently’s platform, assumptions regarding existing and new Customer Partner engagement, exclusion of revenue related to the B2C subscription model and connected vehicles, continued cost efficiencies related to utilization of offshore resources, continued growth of operating expenses to support revenue growth, achievement of operational efficiencies related to digital acceptance, extension of maturity dates and amortization under outstanding Structural Loan Agreement and Highbridge Loan Agreement and excludes the GAAP impact of Urgently’s debt restructuring and warrant mark to market valuation.

In preparing and approving the Urgently Forecast, management utilized the following material assumptions. Urgently management, in the reasonable exercise of its business judgment, believed in good faith that these assumptions were reasonable as of the date prepared:

•

Annual revenue growth rates ranging from 15% to 37% were applied to years 2023 through 2027 and reflect Urgently’s expectations of future growth based on historical operating trends in recent years, adjusted to account for potential headwinds in growth rate in 2026 and 2027. These growth rates also assume ordinary course pricing increases and renewal pricing adjustments. Additionally, the growth rates incorporate expectations regarding volume expansion and adoption of new service offerings by existing Customer Partners and acquisition of new Customer Partners.

•

In addition to historical performance, management’s assumptions regarding new Customer Partner engagement were informed in part by management’s evaluation of the current pipeline opportunities, which represents an increase over historical pipeline opportunities.

•	No material revenue from future service offerings, including connected vehicle offerings.

•

Anticipated operating expenses assume cost efficiencies based on (i) the then-anticipated completion of the offshoring of customer support representatives, (ii) Service Providers’ cost reduction initiatives and (iii) continued Service Provider adoption of “digital accept” of Consumer requests for service, which has historically improved cost efficiencies.

•

Estimated improvements in operating expenses are expected to be partially offset by increases in investments relating to scaling of Urgently’s business, including as a result of anticipated (i) investments in research and development and (ii) growth in the sales and partner management team to support new Customer Partner acquisition and onboarding.

Future results may vary significantly from the results reflected because of various factors, particularly relating to Urgently’s ability to acquire and retain new Customer Partners in a cost-effective manner, execute on its sales and marketing strategy, maintain and grow its market position against competitors and introduce additional offerings into the market, increase engagement with its current Customer Partners and expand the use of its platform. Please see the section titled “Risk Factors” beginning on page 39.

Urgently Management’s Unaudited Forecasted Financial Information of Urgently

The following table sets forth certain summarized unaudited prospective financial information with respect to Urgently for the fiscal years 2023 through 2027 on a standalone basis prepared by Urgently’s management team.

($ in millions)(1)(2)	2023E	2024E	2025E	2026E	2027E
Revenue	$242.7	$332.9	$453.3	$521.0	$598.9
Gross Profit (loss)	$67.5	$92.7	$128.2	$145.9	$167.7
Gross Margin %	27.8%	27.8%	28.3%	28.0%	28.0%
EBITDA(3)	$13.0	$36.0	$68.6	$81.6	$99.4
EBITDA Margin(4)	5.4%	10.8%	15.1%	15.7%	16.6%

(1)

The information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Special Meeting will be held several months after such information was prepared, as well as the uncertainties inherent in any forecasted information, Otonomo shareholders are cautioned not to place undue reliance on such information.

(2)	The table reflects certain summarized unaudited prospective financial information of Urgently, which reflect unaudited prospective financial information for January 1, 2023 through December 31, 2027.
(3)

Urgently defines EBITDA (a non-GAAP measure) as earnings before taxes adjusted for depreciation, interest expense, and debt extinguishment costs. Urgently cautions investors that amounts presented in accordance with its definition of EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate EBITDA in the same manner. EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of Urgently’s liquidity.

(4)	Urgently defines EBITDA Margin (a non-GAAP measure) as EBITDA divided by revenue for the period presented.

Interests of Urgently’s Directors and Executive Officers in the Merger

None of Urgently’s executive officers or members of the Urgently Board is party to an arrangement with Otonomo, or participates in any Otonomo plan, program or arrangement, that provides such executive officer or trustee with financial incentives that are contingent upon the consummation of the Merger. Certain of Urgently’s directors and executive officers serving at the time this proxy statement/prospectus is declared effective will continue as the directors and executive officers of the Combined Company as of immediately after completion of the Merger.

Interests of Otonomo’s Directors and Executive Officers in the Merger

In considering the recommendation of the Otonomo Board to vote in favor of the Merger Proposal, Otonomo’s shareholders should be aware that, aside from their interests as shareholders, certain of Otonomo’s directors and executive officers have certain interests in the Merger that may be different from, or in addition to, the interests of Otonomo’s other shareholders generally. The Otonomo Board was aware of and considered these interests, among other matters, in evaluating the Merger, in determining to approve and adopt the Merger Agreement and the other transactions contemplated thereby and in recommending to Otonomo shareholders that they approve the Merger, the Merger Agreement and the other transactions contemplated thereby. These interests include:

•

Subject to compliance with the Companies Law, Otonomo has agreed to pay the M&A Retention Bonuses. The M&A Retention Bonuses will be payable in full upon the occurrence of the Closing. The M&A Retention Bonuses underlying the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal are subject to Otonomo Shareholder Approval.

•

Pursuant to the terms of the Merger Agreement, Mr. Benjamin Volkow, the Chief Executive Officer of Otonomo and a member of the Otonomo Board, is expected to be appointed as a director of the Combined Company effective as of the Effective Time. As such, in the future he may receive any cash fees, stock options or stock awards that the Urgently Board determines to pay to directors.

•

Otonomo’s directors and executive officers hold outstanding Otonomo RSU Awards and/or Otonomo Options granted pursuant to the Otonomo Equity Plans (as defined in the Merger Agreement). Pursuant to the terms of the Merger Agreement, each Otonomo RSU Award that remains outstanding immediately prior to the Effective Time will be assumed by Urgently and automatically converted into an award of restricted stock units covering shares of Urgently common stock that settles in the number of whole shares of Urgently common stock calculated in accordance with the terms of the Merger Agreement. In addition, Otonomo In-the-Money Options will be accelerated such that all Otonomo In-the-Money Options will be vested and exercisable as of no later than the Option Measurement Date. Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that remains outstanding and unexercised will be deemed to be exercised in full, on a “net exercise” cashless basis, and cancelled, and the holder of such Otonomo In-the-Money Option will receive a number of fully vested Otonomo Ordinary Shares calculated in accordance with the terms of the Merger Agreement. For more information, see the section titled “The Merger Agreement—Treatment of Otonomo Equity Incentives.”

•

Otonomo’s directors and executive officers of who are Continuing Employees (like all other Continuing Employees) will be entitled, for the initial 12-month period after the Closing, to (i) annual base salary or base wage rate, as applicable, and cash target incentive compensation opportunities (excluding equity incentives), that are no less favorable, in the aggregate, than the annual compensation (excluding equity incentives) provided to, in Urgently’s sole discretion, either (x) such Continuing Employee immediately prior to the Closing or (y) similarly situated employees of Otonomo, and (ii) employee benefits (including severance benefits, but excluding any defined benefit pension or post-retirement benefits) on terms that are substantially comparable, in the aggregate, to the employee benefits (including severance benefits, but excluding any defined benefit pension or post-retirement benefits) that such Continuing Employee received under the applicable Otonomo Equity Plans (as defined in the Merger Agreement).

•

Pursuant to the terms of the Merger Agreement, Otonomo’s directors and executive officers will be entitled to certain ongoing indemnification and continued coverage under directors’ and officers’ liability insurance policies by or through Otonomo for a period of seven years after the Effective Time. Urgently agreed to cause Otonomo to fulfill such indemnification and insurance obligations following the consummation of the Merger. For more information, see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers.”

•

Certain of Otonomo’s executives are entitled to, in connection with a qualifying termination of employment following the Closing (and within 12 months following the Closing), accelerated vesting of restricted share units with respect to Otonomo Ordinary Shares and the payment of severance (whether contractually or as required under applicable law).

In light of the personal interests described above, the Merger, the Merger Agreement and the other transactions contemplated thereby were also approved by the audit committee of the Otonomo Board prior to being approved by the Otonomo Board.

M&A Retention Bonuses

Subject to compliance with the Companies Law, the M&A Retention Bonuses approved by the Otonomo Board and compensation committees of the Otonomo Board are expected to provide cash payments to certain of Otonomo’s executive officers in the aggregate amount of up to $1,470,000. The M&A Retention Bonuses will be payable in full upon the occurrence of the Closing. In the event that the Merger is not consummated by December 31, 2023, the Partial M&A Retention Bonuses to be paid to each of Otonomo’s executive officers will become immediately payable to such executive officers. The M&A Retention Bonuses underlying the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal are subject to Otonomo Shareholder Approval.

The amounts listed in the table below represent (i) the value of the M&A Retention Bonuses that will be paid to the named executive officers of Otonomo upon the Closing and (ii) the value of the Partial M&A Retention Bonuses that will be paid to the named executive officers of Otonomo in the event that the Merger is not consummated by December 31, 2023, in each case, subject to compliance with the provisions of the Companies Law and Otonomo Shareholder Approval of the CEO Retention Bonus Proposal and the CFO Retention Bonus Proposal.

Name	M&A Retention Bonus	Partial M&A Retention Bonus
Benjamin Volkow	$400,000	$200,000
Bonnie Moav	$450,000	$187,500
Shlomi Oren	$225,000	$112,500
Hagit Tenne Pereg	$225,000	$112,500
Maya Nassie-Neeman	$170,000	$75,000

Treatment of Otonomo RSU Awards and Otonomo In-the-Money Options

Pursuant to the terms of the Merger Agreement, each Otonomo RSU Award that remains outstanding immediately prior to the Effective Time will be assumed by Urgently and automatically converted into an award of restricted stock units covering shares of Urgently common stock that settles in the number of whole shares of Urgently common stock calculated in accordance with the terms of the Merger Agreement. In addition, Otonomo In-the-Money Options will be accelerated such that all Otonomo In-the-Money Options will be vested and exercisable as of no later than the Option Measurement Date. Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that remains outstanding and unexercised will be deemed to be exercised in full, on a “net exercise” cashless basis, and cancelled, and the holder of such Otonomo In-the-Money Option will receive a number of fully vested Otonomo Ordinary Shares calculated in accordance with the terms of the Merger Agreement.

The amounts listed in the table below represent the aggregate number of outstanding Otonomo RSU Awards (both vested and unvested) and the number of unvested Otonomo In-the-Money Options subject to acceleration in connection with the Merger (based on the closing price of Otonomo Ordinary Shares on July 12, 2023). The unvested Otonomo In-the-Money Options that are subject to acceleration in connection with the Merger will become vested three business days prior to the Effective Time by virtue of the Merger, and the rest of the outstanding unvested options will be cancelled for no consideration.

Name	Number of Outstanding RSU Awards	Number of Unvested Otonomo In-the-Money Options
Benjamin Volkow	394,484	—
Andrew Geisse	156,462	—
Jonathan Huberman	156,462	—
Benny Schnaider	156,462	—
Vered Raviv Schwarz	156,462	—
Moshe Meir	138,462	—
Anders Truelsen	1,102,484	—
Fred Kohout	755,020	—
Bonnie Moav	337,732	—
Shlomi Oren	329,136	—
Maya Nassie-Neeman	214,391	—
Hagit Tenne Pereg	244,592	—
Aldo Monteforte	101,818	—

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with Israeli law, at the Effective Time, Merger Sub, a direct wholly owned subsidiary of Urgently incorporated by Urgently in connection with the Merger, will merge with and into Otonomo, with Otonomo surviving as a direct wholly owned subsidiary of Urgently that will continue to be governed by Israeli law.

Merger Consideration

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding Otonomo Ordinary Share (excluding shares owned by Otonomo subsidiaries and shares to be canceled pursuant to the terms of the Merger Agreement) will be transferred to Urgently and the rights of the holder thereof will automatically convert into and represent the right to receive a number of shares of Urgently common stock equal to the Exchange Ratio described in more detail below.

Fractional Shares

No certificate or scrip representing fractional shares of Urgently common stock shall be issued in connection with the Merger. If a holder of Otonomo Ordinary Shares shall be entitled to receive a fraction of a share of Urgently common stock then the number of shares of Urgently common stock issuable to such holder will be rounded up or down to the nearest whole share of Urgently common stock as provided for in the Merger Agreement.

Exchange Ratio

Exchange Ratio

The Exchange Ratio formula is the quotient obtained by dividing the number of Otonomo merger shares (defined below) by the Otonomo outstanding shares (defined below), in which:

•	“aggregate valuation” means the sum of the (i) Otonomo valuation, plus (ii) the Urgently valuation.

•	“Otonomo allocation percentage” means the quotient determined by dividing (i) the Otonomo valuation by (ii) the aggregate valuation.

•	“Otonomo merger shares” means the product determined by multiplying (i) the post-Closing Urgently shares by (ii) the Otonomo allocation percentage.

•

“Otonomo outstanding shares” means (i) all Otonomo Ordinary Shares outstanding immediately prior to the Effective Time plus (ii) shares underlying all Otonomo RSUs, Otonomo Warrants, promised but ungranted equity awards and other convertible or derivative securities of Otonomo outstanding immediately prior to the Effective Time.

•	“Otonomo valuation” means an amount equal to Otonomo’s net cash.

•	“Post-Closing Urgently shares” means the quotient determined by dividing (i) the Urgently outstanding shares by (ii) the Urgently allocation percentage.

•	“Urgently allocation percentage” means the quotient determined by dividing (i) the Urgently valuation by (ii) the aggregate valuation.

•

“Urgently outstanding shares” means (i) all shares of Urgently common stock outstanding immediately prior to the Effective Time (including shares of Urgently common stock underlying convertible notes and Urgently Warrants that will convert or be exercised prior to or in connection with the Closing), plus (ii) shares of Urgently common stock underlying all outstanding stock options, Urgently Warrants and other convertible or derivative securities of Urgently (provided, however, that it will not include shares underlying convertible notes that do not convert prior to the Closing, the aggregate principal amount of which is included in the calculation of Urgently’s indebtedness). For the avoidance of doubt, Urgently’s fully-diluted share count will not include any shares reserved for stock options, restricted stock units, or other equity awards that are not outstanding immediately prior to the Effective Time.

•	“Urgently valuation” means (i) $271.0 million plus (b) Urgently’s net cash.

Based on Otonomo’s and Urgently’s respective pro forma capitalization, and based on assumptions as of March 31, 2023 as to the anticipated Otonomo valuation and Urgently valuation on the business day prior to the anticipated date of the Closing, the Exchange Ratio is estimated to be 1.42. This estimate is subject to adjustment prior to the Closing for Otonomo’s and Urgently’s capitalization at the Effective Time and the definitive amounts of the Otonomo valuation and the Urgently valuation on the business day prior to the anticipated date of the Closing (and as a result, Urgently stockholders could own more, and Otonomo shareholders could own less, or vice versa, of the Combined Company).

Calculation of Otonomo’s Net Cash

Pursuant to the terms of the Merger Agreement, Otonomo’s “net cash” means, as of the Determination Time, the sum (without duplication) of the following:

•	Otonomo’s cash (including restricted cash), cash equivalents and marketable securities as of the Cash Determination Time;

•	Plus the aggregate amount of indebtedness (including interest) under any bridge loans extended by Otonomo to Urgently;

•	Minus the sum (without duplication) of:

•

Otonomo’s transaction expenses (including certain change of control payments, premiums, underwriting costs, brokerage commissions, costs, expenses, and other amounts in respect of Otonomo’s D&O tail insurance policy and costs, fees and expenses incurred by or on behalf of or otherwise required to be paid by Otonomo at or prior to the Effective Time in connection with the negotiation, preparation and execution of the Merger Agreement or the other transaction agreements or in connection with any equity or debt financing, refinancing, recapitalization, change in control, merger or business combination transaction, sale of assets, licensing or similar financing or transaction matter undertaken or pursued by Otonomo prior to the Effective Time (each, an “extraordinary matter”));

•	Otonomo’s outstanding indebtedness; and

•

certain taxes of Otonomo (including taxes related to or attributable to any tax period or portion thereof that ends on or prior to the Closing Date, including any “applicable employment taxes” (as defined in Section 2302(d)(1) of the U.S. Coronavirus Aid, Relief and Economic Security Act) elected to be deferred pursuant to Section 2302 thereof, for any employer portion payroll or employment taxes incurred in connection with any compensatory payments in connection with any of Otonomo’s change of control payments and taxes that are owed by Otonomo as a result of any extraordinary matter to the extent such taxes are reasonably expected to be payable as of the Determination Time);

in each case, unpaid as of the Determination Time or paid after the Cash Determination Time;

•

Minus cash burn in excess of $85,000 per day during the period from and including April 1, 2023 to and including the date on which the Determination Time occurs the Cash Determination Time and the Determination Time.

Calculation of Urgently’s Net Cash

Pursuant to the terms of the Merger Agreement, Urgently’s “net cash” means, as of the Determination Time, the sum (without duplication) of the following:

•	Urgently’s cash (including restricted cash), cash equivalents and marketable securities as of the Determination Time;

•	Minus the sum (without duplication) of:

•

Urgently’s transaction expenses (including certain premiums, underwriting costs, brokerage commissions, costs, expenses, and other amounts in respect of any D&O tail insurance policy obtained by Urgently and costs, fees and expenses incurred by or on behalf of or otherwise required to be paid by Urgently at or prior to the Effective Time in connection with the negotiation, preparation and execution of the Merger Agreement or the other transaction agreements or in connection with any extraordinary matter);

•	outstanding indebtedness (excluding, to the extent applicable, indebtedness under any bridge loans extended by Otonomo to Urgently); and

•

certain taxes of Urgently (including taxes related to or attributable to any tax period or portion thereof that ends on or prior to the Closing Date and taxes that are owed by Urgently as a result of any extraordinary matter to the extent such taxes are reasonably expected to be payable as of the Determination Time);

in each case, unpaid as of the Determination Time.

Otonomo Schedule

No later than April 10, 2023, Otonomo will deliver to Urgently a schedule setting forth, in reasonable detail, Otonomo’s good faith, estimated calculation of Otonomo cash as of the Cash Determination Time.

Not less than ten business days prior to the anticipated date of the Closing, Otonomo will deliver to Urgently a draft schedule setting forth, in reasonable detail, its good faith estimate of the Exchange Ratio and each component thereof, including Otonomo’s net cash; provided, that Urgently shall have delivered to Otonomo any information of Urgently reasonably required by Otonomo to complete the draft schedule, fifteen to twenty business days prior to the anticipated date of the Closing. Otonomo shall consider in good faith any comments provided by Urgently within four business days of delivery of the draft schedule.

Not less than five (but not more than six business days) prior to the anticipated date of the Closing, Otonomo will deliver to Urgently a proposed final schedule setting forth, in reasonable detail, its good faith estimate of the Exchange Ratio and each component thereof, including Otonomo’s net cash, prepared and certified by Otonomo’s chief financial officer, which proposed final schedule shall be subject to the agreement and consent of Urgently. Eight business days prior to the anticipated date of the Closing, Urgently will deliver to Otonomo a proposed final schedule setting forth, in reasonable detail, Urgently’s good faith estimate of Urgently’s net cash and capitalization information required to calculate the Exchange Ratio, and any additional information of Urgently reasonably required.

No later than three business days prior to the anticipated date of the Closing, Urgently shall have the right to dispute any part of Otonomo’s proposed final schedule by delivering a written dispute notice to Otonomo. Any written notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the final schedule and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

If Urgently notifies Otonomo in writing that it has no objections to Otonomo’s proposed final schedule or fails to deliver a written dispute notice at least three business days prior to the anticipated date of the Closing, then Otonomo’s proposed final schedule shall be deemed to have been finally determined and to represent the Exchange Ratio at the Determination Time for purposes of the Merger Agreement.

If Urgently delivers a written dispute notice at least three business days prior to the anticipated date of the Closing, then representatives of Otonomo and Urgently shall promptly meet and attempt in good faith to resolve any disputed items and negotiate a mutually agreed Exchange Ratio. Once agreed, such Exchange Ratio shall be deemed to have been finally determined and to represent the Exchange Ratio at the Determination Time for purposes of the Merger Agreement.

If Otonomo and Urgently are unable to negotiate an agreed-upon determination of the Exchange Ratio as of the Determination Time by two business days prior to the anticipated date of the Closing, any remaining disagreements will be referred to an independent auditor of recognized national standing jointly selected by Otonomo and Urgently and the Closing may be delayed until such matters are able to be resolved. The determination of the Exchange Ratio made by such accounting firm shall be final and binding on Otonomo and Urgently.

Procedures for Exchange of Shares and Certificates

At or prior to the Effective Time, Urgently will deposit with financial institution mutually agreed upon by Urgently and Otonomo, as the exchange agent, with no withholding of Taxes, (a) certificates or book entry shares representing the shares of Urgently common stock and Assumed Warrants issuable pursuant to the terms of the Merger Agreement in exchange for shares of Urgently common stock, and (b) any dividends or distributions to which pre-Closing holders of Otonomo Ordinary Shares may be entitled to under the terms of the Merger Agreement.

Promptly after the effective time of the Merger, the exchange agent will mail to each record holder of Otonomo Ordinary Shares (i) a letter of transmittal, (ii) instructions for surrendering the record holder’s share certificates, if applicable, in exchange for the merger consideration and any applicable dividends and distributions and (iii) a declaration (or such other forms as may be required under applicable tax law or the Israeli tax rulings in connection with the Merger) in which the beneficial owner of Otonomo Ordinary Shares provides certain information necessary for the exchange agent or the Israeli sub-paying agent used by the exchange agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such beneficial owner hereunder pursuant to Israeli tax law and, with respect to each holder that is a current, former, or prospective employee or office holder of Otonomo or a subsidiary of Otonomo who is (or who by reference to the employment or office of another person is) to acquire shares of Urgently common stock pursuant to the Merger Agreement and who is subject to tax in the United Kingdom, an election pursuant to section 431(1) of the UK Income Tax (Earnings and Pensions) Act 2003 with the relevant employing entity in relation to such shares of Urgently common stock. Upon surrender of the record holder’s stock certificates and delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions (for certificated Otonomo Ordinary Shares), or the receipt of an “agent’s message” (for book entry Otonomo Ordinary Shares), and, in each case, upon delivery to the exchange agent of applicable tax declarations, certificates or elections and such other documents as may be reasonably required by the exchange agent, the Israeli sub-paying agent or Urgently including to determine whether any amounts need to be withheld from the consideration payable to such holder pursuant to Israeli tax law, the record holder of such Otonomo Ordinary Shares will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Urgently common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing Otonomo Ordinary Shares will be canceled.

Promptly after the Effective Time, if required under applicable tax law or the Israeli tax rulings in connection with the Merger, the exchange agent shall mail to each holder of Otonomo warrants converted into the right to receive the Assumed Warrants, a declaration or other required forms in which the beneficial owner of Otonomo Warrants provides certain information necessary for the exchange agent or Israeli sub-paying agent to determine whether any amounts need to be withheld from the consideration payable to such holder pursuant to Israeli tax law.

After the Effective Time, until surrendered, each certificate representing Otonomo Ordinary Shares will represent only the right to receive shares of Urgently common stock issuable and dividends or distributions to which the holder of any such certificate is entitled pursuant to the Merger Agreement (and such dividends or distributions shall be held for the benefit of the beneficial owner by the Israeli sub-paying agent until all required Israeli tax is withheld or an exemption from withholding is obtained with respect to such beneficial owner or unless provided otherwise by a ruling issued by the Israeli Tax Authority).

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger no later than the third business day after the satisfaction or (to the extent permitted by law) waiver of all of the conditions to the consummation of the Merger contained in the Merger Agreement. The Merger will become effective upon the issuance by the Companies Registrar of a certificate of merger in accordance with Section 323(5) of the Companies Law. Neither Urgently nor Otonomo can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

The parties have not identified any antitrust or competition filings that will be required in connection with the consummation of the Merger.

UK NSIA

With respect to the United Kingdom, the new investment screening regime under the UK NSIA came into full effect on January 4, 2022. Pursuant to the new investment screening regime, certain transactions involving entities that carry on specified activities in the United Kingdom must be approved by the UK Secretary of State before the Closing. The closing of the Merger is subject to obtaining the NSIA Approval, which Urgently received on April 18, 2023.

Israeli Registrar of Companies

Pursuant to the Companies Law, each of Otonomo and Merger Sub is required to file with the Companies Registrar a merger proposal setting forth specified details with respect to the Merger within three (3) days of convening the Special Meeting to approve the Merger.

Pursuant to the Companies Law, a notification of the Merger must be sent to the secured creditors of each merging company, if any, within three (3) days after the applicable merging company’s merger proposal was filed with the Companies Registrar and, within four (4) business days of such filing, known substantial creditors, if any, must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the Merger by publication in two daily newspapers in Israel on the day that the applicable merger proposal is submitted to the Companies Registrar and, with respect to Otonomo, in one daily newspaper in New York within three (3) business days of the date that the merger proposal is filed with the Companies Registrar. Both merging companies will notify their respective creditors of the Merger in accordance with these requirements, to the extent applicable. Both merging companies will notify the Companies Registrar of the notices given to their respective creditors, within three (3) business days of the notices being given accordingly.

In addition, pursuant to the Companies Law, because Otonomo employs more than 50 employees, Otonomo must post a copy of the publication placed in the Israeli newspapers in a prominent location in the workplace within three (3) business days after the merger proposal has been filed with the Companies Registrar.

Pursuant to the Companies Law, after the shareholders vote, each of Otonomo and Merger Sub must file a notice with the Companies Registrar regarding the approval of the Merger by Otonomo shareholders no later than three (3) days after the date on which such approval is received.

Assuming that the shareholders of Otonomo and Merger Sub approve the Merger (and all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as least thirty (30) days have elapsed after the approval of the Merger by shareholders of both companies and at least fifty (50) days have passed from the date of the filing of the merger proposal with the Companies Registrar, the Merger will become effective upon the issuance of a certificate of merger following a request to issue such certificate by Otonomo and Merger Sub, and upon such request the Companies Registrar will be required to register the Merger in the Companies register.

Israeli Securities Authority Approval

Both the issuance by Urgently of the merger consideration to Otonomo’s Israeli shareholders and the assumption by Urgently, pursuant to the Merger, of Otonomo RSU Awards that had been awarded to Israeli holders of Otonomo securities require compliance with the ISL. Accordingly, as soon as practicable after the execution of the Merger Agreement, Urgently has agreed to cause its Israeli counsel to prepare, in coordination with Otonomo, and file with the ISA an application, in form and substance reasonably acceptable to Otonomo, to obtain the ISA No-Action Letter from the ISA. The obtainment of the ISA No-Action Letter is a closing condition to the Merger. The ISA No-Action Letter was obtained on June 13, 2023.

Israeli Tax Authority Rulings

In order to allow deferral of Israeli tax liability for holders of Otonomo Ordinary Shares and Otonomo Warrants, Otonomo, with the assistance of Urgently, intends to submit applications for tax rulings from the ITA. No assurance can be given that the tax rulings will be obtained before the Closing or at all, that, if obtained, such rulings will be granted under the conditions requested by Otonomo, or that such rulings will not apply to 102 Securities or Otonomo RSU Awards subject to Section 3(i) of the ITO, as in this case the 102 Ruling is expected to be filed with ITA, governing the Israeli tax treatment applicable to holders of 102 Securities and Otonomo RSU Awards subject to Section 3(i) of the ITO. It should be noted that obtaining the 104H Tax Ruling (or the 104H Interim Ruling), the Withholding Tax Ruling (if not incorporated as part of the 104H Tax Ruling or the 104H Interim Ruling) and the 102 Ruling are closing conditions for the transaction, and Otonomo may not withdraw the application for such rulings without the prior consent of Urgently (not to be unreasonably withheld). There can be no assurance that such tax rulings will be granted before the Closing, if at all, or that, if obtained, such tax rulings will be granted under the conditions requested by Otonomo. For further details concerning the substance of these rulings, please see the section titled “The Merger Agreement—Tax Rulings” in this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger

The parties intend the Merger to qualify as a “reorganization” under Section 368(a) of the Code. Assuming the Merger so qualifies, and subject to the discussion under “Material U.S. Federal Income Tax Considerations”, a U.S. Holder (as defined on page 257) generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Otonomo Ordinary Shares for shares of Urgently common stock pursuant to the Merger. If the Merger does not qualify as such a “reorganization” under Section 368(a) of the Code, the receipt of Urgently common stock in exchange for Otonomo Ordinary Shares in the Merger would generally constitute a taxable exchange for U.S. federal income tax purposes and the corresponding tax consequences of the Merger could be materially different from those described herein. Neither Urgently nor Otonomo have sought, nor do they intend to seek, any ruling from the IRS with respect to the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, and no assurance can be given that the IRS will agree with the views expressed herein or in any opinions of counsel, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, neither Urgently nor Otonomo, or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a) of the Code. For a more complete description of the U.S. federal income tax consequences of the Merger, see “Material U.S. Federal Income Tax Considerations” beginning on page 257.

Material Israeli Tax Consequences of the Merger

Generally, the exchange of Otonomo Ordinary Shares (and other rights) for the merger consideration would be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders and rights holders of Otonomo. However, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, Otonomo, with the assistance of Urgently, intends to file requests for tax rulings from the Israel Tax Authority with respect to (i) deferral of the obligation of Otonomo shareholders and warrant holders who elect to be part of such ruling (and each of such holders is a registered shareholder or holds 5% or more of Otonomo’s issued and outstanding shares), to pay Israeli tax with respect to consideration payable to such holder under the Merger in accordance with the provisions of Section 104H of the ITO, all subject to the conditions to be detailed in such ruling, (ii) instructions for withholding or exemption from withholding of Israeli tax on payments of merger consideration paid to Otonomo shareholders and warrant holders who are not included in the 104H ruling as described in the following section (i) (and generally acquired their shares or warrants on or after August 13, 2021 and hold less than 5% of Otonomo’s issued and outstanding shares) and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of 102 Securities and to Otonomo RSU Awards subject to Section 3(i) of the ITO.

This proxy statement/prospectus contains a discussion of the material Israeli income tax consequences of the Merger and the ownership and disposition of Urgently common stock received in the Merger. This discussion does not address any non-Israel tax consequences. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the Merger and of the ownership and disposition of Urgently common stock received in the Merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.

Accounting Treatment

Urgently prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Urgently will be treated as the acquirer for accounting purposes.

Appraisal Rights and Dissenter’s Rights

Appraisal rights, which are also sometimes known as dissenters’ rights, are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined immediately prior to the Effective Time in cash, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under DGCL, Urgently stockholders are not entitled to appraisal rights in connection with the Merger or the issuance of shares of Urgently common stock as contemplated by the Merger Agreement.

Under the Companies Law, holders of Otonomo Ordinary Shares are not entitled to statutory appraisal rights in connection with the Merger.

Listing

Urgently will use its reasonable best efforts to cause the shares of Urgently common stock and Urgently Warrants to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A to the registration statement of which this proxy statement/prospectus forms a part and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement. The Merger Agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions and is not intended to provide any factual information about Otonomo, Urgently, or their respective businesses. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants: (1) have been made only for purposes of the Merger Agreement; (2) have been qualified by certain disclosures made by the parties to one another not reflected in the text of the Merger Agreement; (3) may be subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by you; (4) were made only as of February 9, 2023 or dates specified in the Merger Agreement; and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the summary of the Merger Agreement is included in this proxy statement/prospectus only to provide you with information regarding the terms of the Merger and not to provide you with any other factual information regarding Otonomo, Urgently or their respective businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after February 9, 2023, which subsequent information may or may not be fully reflected in public disclosures.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Israeli law, at the Effective Time, Merger Sub, a direct wholly owned subsidiary of Urgently incorporated by Urgently in connection with the Merger, will merge with and into Otonomo, with Otonomo surviving as a direct wholly owned subsidiary of Urgently that will continue to be governed by Israeli law.

Completion and Effectiveness of the Merger

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the shareholders of Otonomo. Urgently and Otonomo are working to complete the Merger as quickly as practicable and expect that the Merger will be completed soon after the Special Meeting scheduled to be held on August 21, 2023. However, Urgently and Otonomo cannot predict the completion of the Merger or the exact timing of the completion of the Merger because it is subject to various conditions.

Treatment of Otonomo Equity Incentives

Otonomo RSU Awards

At the Effective Time, each Otonomo RSU Award will be assumed by Urgently. Each Otonomo RSU Award will be automatically converted into an Adjusted RSU Award and will have the same terms and conditions as applied to the Otonomo RSU Award immediately prior to the Effective Time. The Adjusted RSU Awards will settle in the number of shares of Urgently common stock equal to the product (rounded to the nearest whole number, with .5 being rounded up) obtained by multiplying (i) the number of Otonomo Ordinary Shares subject to the Otonomo RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio (rounded to the nearest whole cent, with .05 being rounded up).

Otonomo Options

Each Otonomo In-the-Money Option will be accelerated, such that all Otonomo In-the-Money Options will be vested and exercisable as of not later than the Option Measurement Date.

Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that then remains outstanding and unexercised will be deemed to be exercised in full (on a “net exercise” cashless basis) and cancelled, and the holder of such Otonomo In-the-Money Option will receive a number of fully vested Otonomo Ordinary Shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date over the per share exercise price of such Otonomo In-the-Money Option, multiplied by (ii) the number of Otonomo Ordinary Shares subject to such Otonomo In-the-Money Option, by (b) the Fair Market Value of one Otonomo Ordinary Share as of the Option Measurement Date. Each Otonomo Option that then remains outstanding and unexercised and that is not an Otonomo In-the-Money Option will automatically be cancelled without any payment being made in respect thereof.

Treatment of Otonomo Warrants

Each Otonomo Warrant that is outstanding and unexercised immediately prior to the Effective Time will be assumed by Urgently and automatically converted into an Assumed Warrant, which will have the same terms and conditions as applied to the Otonomo Warrants immediately prior to the Effective Time. The number of shares of Urgently common stock subject to each Assumed Warrant will be equal to the product (rounded to the nearest whole number, with .5 being rounded up) obtained by multiplying (i) the number of Otonomo Ordinary Shares subject to the Otonomo Warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and the exercise price per share of Urgently common stock will be equal to the quotient of (x) the exercise price per Otonomo Ordinary Share immediately prior to the Effective Time divided by (y) the Exchange Ratio (rounded to the nearest whole cent, with .05 being rounded up).

Amendment and Restatement of Urgently’s Charter and Bylaws

On February 7, 2023, the Urgently Board approved the Proposed Charter and Proposed Bylaws to be effective immediately prior to completion of the Merger. The Urgently stockholders approved the Proposed Charter and Proposed Bylaws on February 10, 2023. See “Description of Securities Following the Merger” beginning on page 271 for a description of the material terms of the capital stock of the Combined Company, and “Comparison of Stockholder Rights” beginning on page 280 for a summary of the rights of stockholders of the Combined Company under the Proposed Charter and Proposed Bylaws.

Directors and Officers of Urgently Following the Merger

In connection with the Merger, (a) Urgently will take all necessary corporate action to increase the size of the Urgently Board by two members, to a total of seven members, (b) Otonomo and Urgently will cooperate to designate Benjamin Volkow and a second director to be designated by Otonomo to fill such vacancies and (c) Urgently will appoint Mr. Volkow to the Urgently Board as a Class III director, and such second Otonomo designee will be appointed by the Urgently Board as a Class II director, with such appointments effective upon the Closing. Immediately following the Effective Time, four current Urgently directors, Matthew Booth, James M. Micali, Ryan Pollock, and Gina Domanig are expected to continue as directors of Urgently.

Following the Closing, Matthew Booth, Urgently’s current Chief Executive Officer, and Timothy Huffmyer, Urgently’s current Chief Financial Officer, will continue to serve in such positions and Urgently will continue to be headquartered in Vienna, Virginia.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Otonomo and Urgently for a transaction of this type relating to, among other things:

•	Organization and corporate power;

•	Subsidiaries;

•	Authorization to enter into the Merger Agreement, the absence of certain conflicts and corporate approval;

•	Capitalization;

•	Regulatory compliance with respect to the SEC (solely in the case of Otonomo);

•	Financial statements;

•	No Material Adverse Effect and absence of certain developments;

•	Title to properties;

•	Tax matters;

•	Certain material contracts and compliance with such contracts;

•	Intellectual property, IT and privacy matters;

•	Litigation;

•	Undisclosed liabilities;

•	Consents and approvals of governmental entities;

•	Employee benefit plans;

•	Insurance;

•	Environmental matters;

•	Affiliate transactions;

•	Broker fees;

•	Permits and compliance with law;

•	Employment and labor matters;

•	Accuracy of information filed with the SEC;

•	Material customers and suppliers;

•	Anti-corruption matters;

•	Trade compliance matters;

•	Governmental grants (solely in the case of Otonomo);

•	Opinion of financial advisor (solely in the case of Otonomo);

•	Merger Sub activity (solely in the case of Urgently); and

•	Material loan agreements (solely in the case of Urgently).

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Otonomo and Urgently to complete the Merger.

Covenants; Conduct of Business Pending the Merger

Under the Merger Agreement, each of Urgently and Otonomo has agreed, subject to certain exceptions set forth in the Merger Agreement and such party’s respective disclosure schedule, on behalf of itself and its subsidiaries, that it shall (a) preserve intact its business organizations, assets and properties (b) keep available the services of its current officers and key employees (other than where termination of such services is for cause) and (c) preserve, in all material respects, its current relationships with material customers, suppliers, licensors, licensees, distributors and other persons with which it has material business dealings.

Except as provided in Otonomo’s disclosure schedules, as required by applicable law, as otherwise permitted under the Merger Agreement or as consented to by Urgently, Otonomo is prohibited from:

•

Accelerating payment on accounts payable, taxes or liabilities, accelerating the collection of accounts receivable or other amounts, or taking other action outside the ordinary course of business with an intent to increase Otonomo’s net cash;

•	Amending its organizational documents;

•	Declaring or paying dividends or making distributions;

•	Subdividing, reclassifying, converting, recapitalizing, splitting, combining or exchanging its share capital;

•	Repurchasing, redeeming, canceling, forfeiting or otherwise acquiring Otonomo Ordinary Shares;

•	Entering into collective bargaining agreements;

•	Subject to certain exceptions, issuing, delivering, transferring or selling any Otonomo Ordinary Shares;

•	Creating, assuming, incurring or guarantying indebtedness;

•	Making loans, advances, capital contributions or investments;

•	Selling, assigning, leasing or licensing or otherwise encumbering its assets or properties (other than non-exclusive, ordinary course licenses) in a way that is material to Otonomo;

•	Entering into, modifying or amending any lease of property except as not materially adverse to the surviving company;

•	Acquiring a division, business or equity interest of any person or any material assets;

•	Implementing material changes in its accounting policies (unless required by applicable law or GAAP or concurred with by Otonomo’s independent auditors);

•	Increasing the compensation or benefits payable to employees or establishing entering into, materially modifying, materially amending or terminating any benefit plans;

•	Accelerating the vesting or payment of any material compensation or benefits;

•	Waiving, releasing or amending any restrictive covenant obligations of any officer-level employee;

•	Hiring service providers or terminating the employment of any officer-level employee;

•	Modifying or amending material contracts or entering into new contracts that would constitute material contracts;

•	Paying, loaning or advancing any amounts to an officer or director of Otonomo;

•	Selling, leasing or transferring any property or assets to an officer or director of Otonomo;

•	Forming or commencing any partnership, joint venture, business association or new line of business, unless in the ordinary course of business consistent with past practice;

•

Making any material tax elections, changing annual tax accounting periods, amending tax returns, settling tax controversies, extending the statute of limitations for a material tax amount, entering into material closing agreements, surrendering or forfeiting any rights to claim a material tax refund or applying for any ruling from a tax authority;

•

To the extent material and subject to certain exceptions, paying, discharging, settling or satisfying any claims, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding, liabilities or obligations;

•	Making or agreeing to new out-of-pocket capital expenditures in excess of $100,000 individually or $1,000,000 in the aggregate;

•	Publishing new privacy policies or amending privacy notices;

•	Changing how data is processed in any material respect;

•	Purchasing or selling real estate or materially altering, amending, modifying, violating or terminating its leases; and

•	Failing to renew or maintain material insurance policies.

Except as provided in Urgently’s disclosure schedule, as required by applicable law, as otherwise permitted under the Merger Agreement or as consented to by Otonomo, Urgently is prohibited from:

•

Accelerating payment on accounts payable, taxes or liabilities, accelerating the collection of accounts receivable or other amounts, or taking other action outside the ordinary course of business with an intent to increase Urgently’s net cash;

•	Amending its organizational documents;

•	Declaring or paying dividends or making distributions;

•	Subdividing, reclassifying, converting, recapitalizing, splitting, combining or exchanging its share capital;

•	Repurchasing, redeeming or otherwise acquiring Urgently common stock;

•	Subject to certain exceptions, issuing, delivering, transferring or selling any Urgently stock;

•

Creating, assuming, incurring or guarantying indebtedness (subject to limited carveouts that permit the incurring of indebtedness under certain material loan agreements and, subject to certain conditions, the issuance of convertible notes that convert prior to the Closing, and the incurrence of up to $30,000,000 in other debt);

•	Making loans, advances, capital contributions or investments;

•	Acquiring a division, business or equity interest of any person or any material assets;

•	Forming or commencing any partnership, joint venture, business association or new line of business, unless in the ordinary course of business consistent with past practice;

•

To the extent material and subject to certain exceptions, paying, discharging, settling or satisfying any claims, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding, liabilities or obligations; and

•

Making any material tax elections, changing annual tax accounting periods, amending tax returns, settling tax controversies, extending the statute of limitations for a material tax amount, entering into material closing agreements, surrendering or forfeiting any rights to claim a material tax refund or applying for any ruling from a tax authority.

Non-Solicitation

Otonomo Non-Solicitation

Otonomo has agreed not to, and not to authorize or permit any of its subsidiaries or any of its or their respective representatives to, directly or indirectly (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any inquiry, proposal or other offer that constitutes or would reasonably be expected to lead to an Otonomo Acquisition Proposal, (ii) enter into any agreement with respect to any Otonomo Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any person any non-public information with respect to, or knowingly cooperate with, any inquiry, proposal or other offer that constitutes, or would reasonably be expected to lead to, any Otonomo Acquisition Proposal, (iv) waive or release any person from, forbear in the enforcement of, or amend any confidentiality, standstill or similar contract or any confidentiality or standstill provisions of any other contract, or (v) authorize or commit to do any of the foregoing.

Otonomo has also agreed to, and to cause its subsidiaries or any of its or their respective representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person with respect to any proposal that constitutes, or would reasonably be expected to lead to, an Otonomo Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

However, at any time prior to obtaining the Otonomo Shareholder Approval, in response to a bona fide written Otonomo Acquisition Proposal that the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) constitutes, or would reasonably be expected to lead to, an Otonomo Superior Proposal, and which was not solicited after the date of the Merger Agreement in breach of the terms of the Merger Agreement, was made after the date of the Merger Agreement and did not otherwise result from a breach (other than an immaterial breach) of the Merger Agreement, Otonomo may, if the Otonomo Board determines (after receiving the advice of outside counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law, and subject to compliance with the terms of the Merger Agreement and after giving Urgently written notice of such determination:

•

furnish information with respect to Otonomo and its subsidiaries to the person making such Otonomo Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive than the confidentiality agreement between Otonomo and Urgently; provided, that (i) all such information has previously been provided to Urgently or is provided to Urgently prior to the time it is provided to such person and (ii) such customary confidentiality agreement expressly provides the right for Otonomo to comply with the terms of the Merger Agreement; and

•	participate in discussions or negotiations with the person making such Otonomo Acquisition Proposal.

Urgently Non-Solicitation

Urgently has agreed not to, and not to authorize or permit any of its subsidiaries or any of its or their respective representatives to, directly or indirectly (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Urgently Acquisition Proposal, (ii) enter into any agreement with respect to any Urgently Acquisition Proposal, or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any person any non-public information with respect to, or knowingly cooperate with, any proposal that constitutes, or would reasonably be expected to lead to, any Urgently Acquisition Proposal.

Otonomo Adverse Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, Otonomo agreed that the Otonomo Board (and any committee thereof) may not take any of the following actions (each of which are referred to in this proxy statement/prospectus as an “Otonomo Adverse Recommendation Change”):

•

withdraw (or qualify or modify in a manner adverse to Urgently or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Urgently or Merger Sub), its recommendation that shareholders of Otonomo approve and adopt the Merger Agreement;

•	recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Otonomo Acquisition Proposal;

•

if an Otonomo Acquisition Proposal has been publicly announced or disclosed, fail to publicly reaffirm the recommendation that shareholders of Otonomo approve and adopt the Merger Agreement within ten business days after Urgently so requests;

•

make any recommendation or public statement in connection with a tender or exchange offer, or fail to recommend against such offer within ten business days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act, other than a recommendation against such offer or the issuance of a “stop, look and listen” communication by the Otonomo Board to Otonomo’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication);

•	fail to include the recommendation that shareholders of Otonomo approve and adopt the Merger Agreement in this proxy statement/prospectus; or

•	resolve or publicly propose to take any action described above.

Further, neither the Otonomo Board nor any committee thereof is permitted to adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow Otonomo to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Otonomo Acquisition Proposal (other than a confidentiality agreement pursuant to and in accordance with the limitations set forth in the Merger Agreement).

Notwithstanding the foregoing, at any time prior to obtaining the Otonomo Shareholder Approval, the Otonomo Board may:

•

take the actions described above following receipt of a bona fide written Otonomo Acquisition Proposal after execution of the Merger Agreement that did not result from a breach (other than an immaterial breach) of the non-solicitation obligations described in the section titled “The Merger Agreement—Non-Solicitation” beginning on page 173 of this proxy statement/prospectus and that the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) constitutes an Otonomo Superior Proposal; or

•

take the actions described in the first, third and fifth bullets above (or the sixth bullet, with respect to such other bullets) in response to a material event, development or change in circumstances that materially affects the business, assets or operations of Otonomo and its subsidiaries (subject to certain exceptions) (an “Otonomo Intervening Event”);

in each case, only if the Otonomo Board determines in good faith (after consultation with outside counsel) that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Israeli law.

However, Otonomo shall not be entitled to exercise its right to make an Otonomo Adverse Recommendation Change until after the fourth business day following Urgently’s receipt of a notice from Otonomo advising Urgently that the Otonomo Board intends to make such a change and specifying the reasons therefor, including:

•

in the case of an Otonomo Superior Proposal the terms and conditions of any Otonomo Superior Proposal that is the basis of the proposed action by the Otonomo Board (with any amendment to any material term of such Otonomo Superior Proposal requiring a new notice to be sent and a new three business day period during which Otonomo must comply with the obligations described in this section); and

•	in the case of Otonomo Intervening Event a description of the Otonomo Intervening Event in reasonable detail.

In determining whether to make a change in its recommendation that shareholders of Otonomo approve and adopt the Merger Agreement in connection with a Otonomo Superior Proposal, the Otonomo Board must:

•

during the foregoing four business day period negotiate with Urgently and its representatives in good faith (to the extent that Urgently requests to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement and other transaction agreements so that such proposal would cease to constitute an Otonomo Superior Proposal and permit Urgently and its representatives to make a presentation to the Otonomo Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent that Urgently requests to make such a presentation); and

•

at the end of such four business day period, in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) reaffirm its determination that such bona fide written proposal constitutes an Otonomo Superior Proposal.

In determining whether to make a change in its recommendation that shareholders of Otonomo approve and adopt the Merger Agreement in connection with Otonomo Intervening Event, the Otonomo Board must:

•

during the foregoing four business day period negotiate with Urgently and its representatives in good faith (to the extent that Urgently requests to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement and other transaction agreements so that the failure to make an Otonomo Adverse Recommendation Change would no longer reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law, as determined in good faith by the Otonomo Board (after consultation with outside counsel); and

•

at the end of such four business day period, in good faith (after consultation with outside counsel) reaffirm its determination that that the failure to make a change in its recommendation that shareholders of Otonomo approve and adopt the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law.

The Special Meeting

Otonomo has agreed to take all action necessary in accordance with the Articles and Companies Law to duly give notice of, convene and hold the Special Meeting for the purpose of considering the adoption and approval of the Merger Proposal as promptly as reasonably practicable after this registration statement of which this proxy statement/prospectus forms a part is declared effective. Otonomo has agreed to use its reasonable best efforts to (A) solicit from Otonomo shareholders proxies in favor of the approval of the Merger Proposal and (B) take all other action reasonably necessary or advisable to secure approval of the Merger Proposal at the Special Meeting, including, unless the Otonomo Board has validly made an Otonomo Adverse Recommendation Change in accordance with the Merger Agreement, by communicating to Otonomo’s shareholders the recommendation of the Otonomo Board that Otonomo’s shareholders approve the Merger Proposal at the Special Meeting and including the recommendation of the Otonomo Board that shareholders approve the Merger Proposal at the Special Meeting in this proxy statement/prospectus.

Otonomo has agreed to consult with Urgently regarding the date of the Special Meeting. Otonomo may adjourn or postpone the Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to this proxy statement/prospectus is provided to its shareholders in advance of a vote on the approval and adoption of the Merger Proposal or if, as of the time for which the Special Meeting is originally scheduled, there are insufficient Otonomo Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting.

Indemnification and Insurance for Directors and Officers

For not less than 7 years from and after the Effective Time, Urgently agreed to indemnify and hold harmless all past and present directors and officers of Otonomo to the same extent such persons are indemnified by Otonomo as of the date of the Merger Agreement pursuant to Otonomo’s articles of association and indemnification agreements in existence on the date of the Merger Agreement with any directors or officers of Otonomo, for acts or omissions occurring at or prior to the Effective Time and to indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby. Prior to the Effective Time, Otonomo is obligated to purchase a 7-year “tail” prepaid directors and officers insurance policy, provided that it may not pay annual premiums in excess of 300% of the annual amount paid by Otonomo for coverage during its current coverage period.

Additional Agreements

Each of Urgently and Otonomo has agreed, among other things, to:

•	continue to act in accordance with the terms of the confidentiality agreement previously entered into;

•	give prompt notice to one another of the occurrence of certain events or the receipt of certain third party communications;

•	as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement and the Merger required under applicable law;

•

use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement in the most expeditious manner practicable, including:

•	obtain from any governmental entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made;

•	obtain all consents, approvals or waivers from third parties related to or required in connection with the Merger;

•	prepare and file this proxy statement/prospectus; and

•	execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by and to fully carry out the purposes of, the Merger Agreement;

•

provide prompt notice to one another of any litigation relating to the Merger, Merger Agreement or Voting Agreements, keep one another reasonably informed of the status of the litigation, and give one another the opportunity to participate in the defense or settlement of such litigation with settlements requiring the consent of the other party;

•

obtain the prior written consent of the other prior to issuing any press releases (beyond the initial joint press release) or making other public statements with respect to the Merger and related transactions;

•

cooperate in taking or causing to be taken all actions reasonably necessary to delist Otonomo’s securities from Nasdaq and terminate any registration under the Exchange Act, effective following the Effective Time; and

•

use reasonable best efforts to cause any acquisitions of Urgently common stock (including related derivatives) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Urgently and Otonomo have further agreed, among other things, that:

•	Otonomo will use commercially reasonable efforts to provide Urgently and its representatives access to the books and records of Otonomo as requested;

•

Urgently will use commercially reasonable efforts to provide Otonomo monthly financial statements, inform Otonomo of any material developments relating to indebtedness, and make members of Urgently’s management available for monthly meetings to discuss customer and supplier relationships;

•

as promptly as practicable, Urgently will prepare in coordination with Otonomo and file with the Israel Securities Agency an application for, and will use commercially reasonable efforts to obtain, a no action letter from the Israel Securities Agency;

•	Otonomo will cause the merger proposals to be properly executed, and delivered to the Companies Registrar and the appropriate parties as well as published and displayed in the appropriate locations;

•	Urgently will use its reasonable best efforts to cause its securities to be approved for listing on the Nasdaq, prior to the Closing Date;

•	Otonomo and Urgently will cooperate with respect to certain tax matters;

•	following the Closing, Urgently will honor all written change of control and severance plans that are both in effect immediately prior to the Closing and listed on Otonomo’s disclosure schedules;

•	Urgently will use its reasonable best efforts to cause all 2022 Notes to be converted into Urgently common stock prior to or upon consummation of the Merger;

•

until at least the one-year anniversary of the Closing, Urgently will provide each Otonomo employee, who is continuing employment with Urgently, with compensation equivalent to such employee’s compensation prior to the Closing (or, in Urgently’s discretion, equivalent to similarly situated employees of Urgently) and with benefits substantially comparable to such employee’s benefits prior to the Closing of the Merger; and

•

if requested by Urgently prior to the effectiveness of this proxy statement/prospectus, Otonomo will engage in good faith negotiations with Urgently and its lenders and other stakeholders concerning one or more bridge loans in a maximum aggregate principal amount of $15 million that may be provided by Otonomo to Urgently on commercially reasonable terms, subject to additional requirements as enumerated in the Merger Agreement.

Conditions to the Completion of the Merger

The following contains a description of the material conditions to the completion of the Merger. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties (to the extent permitted by law), at or prior to the Closing, of various conditions, which include the following:

•	the Otonomo Shareholder Approval having been obtained and Urgently’s stockholder consent having been obtained;

•

the absence of any adverse law or order promulgated, entered, enforced, enacted or issued by any governmental entity that prohibits, the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	the shares of Urgently common stock and Assumed Warrants to be issued in the Merger being approved for listing on the Nasdaq, subject to official notice of issuance;

•	the SEC having declared effective this proxy statement/prospectus;

•	any consents, filings or approvals required under any foreign direct investment laws for the consummation of the transactions contemplated by the Merger Agreement having been obtained;

•	the Secretary of State for Business, Energy & Industrial Strategy of the United Kingdom having either

•	confirmed that no further action will be taken in relation to the Merger;

•	made a final order in relation to the Merger pursuant to section 26(1)(a) of the UK NSIA allowing the Merger to proceed; or

•	provided a written notice to Urgently or Otonomo that the UK NSIA does not apply to the Merger;

•	the absence of any pending action by any governmental entity that challenges or seeks to enjoin the Merger or the other transactions contemplated by the Merger Agreement;

•

the fulfillment of the required conditions set forth in Section 323 of the Companies Law and at least fifty days having elapsed after the filing of the merger proposal with the Companies Registrar and expiration of the thirty-day waiting period following the Otonomo Shareholder Approval;

•	a no action letter from the ISA having been received;

•	either the 104H Tax Ruling or 104H Interim Ruling and a withholding tax ruling from the Israel Tax Authority having been obtained;

•	The 102 Tax Ruling having been obtained; and

•	the Exchange Ratio having been finally determined in accordance with the Merger Agreement.

In addition, the obligation of Urgently and Merger Sub to complete the Merger is further subject to the satisfaction, or waiver by Urgently and Merger Sub, of the following conditions:

•

the representations and warranties of Otonomo in the Merger Agreement regarding certain matters related to organization and corporate power, authorization to enter into the Merger Agreement and the absence of certain conflicts and corporate approvals, being true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (or, if such representations and warranties expressly speak as of an earlier date, then as of such earlier) date;

•

the representations and warranties of Otonomo in the Merger Agreement regarding certain other matters related to organization and corporate power, authorization to enter into the Merger Agreement and the absence of certain conflicts and corporate approvals, subsidiaries, capitalization, absence of a Material Adverse Effect with respect to Otonomo, and broker fees being true and correct in all material respects (disregarding all references therein to materiality qualifications) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (or, if such representations and warranties expressly speak as of an earlier date, then as of such earlier) date;

•

the remaining representations and warranties of Otonomo in the Merger Agreement being true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (or, if such representations and warranties expressly speak as of an earlier date, then as of such earlier) date, except to the extent the failure of such representations and warranties of Otonomo to be so true and correct (without giving effect to any Material Adverse Effect or materiality qualifications), individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Otonomo;

•	Otonomo having performed in all material respects all obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing;

•	No Material Adverse Effect having occurred with respect to Otonomo that is continuing and uncured;

•	Otonomo having delivered to Urgently resignation letters duly executed by each director and officer of Otonomo and its subsidiaries; and

•

Otonomo having delivered to Urgently an officers’ certificate duly executed by Otonomo’s chief executive officer and chief financial officer to the effect that certain closing conditions have been satisfied.

In addition, the obligation of Otonomo to complete the Merger is further subject to the satisfaction, or waiver by Otonomo, of the following conditions:

•

the representations and warranties of Urgently and Merger Sub in the Merger Agreement regarding certain matters related to organization and corporate power, authorization to enter into the Merger Agreement, the absence of certain conflicts and corporate approvals and Urgently’s material loan agreements, being true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (or, if such representations and warranties expressly speak as of an earlier date, then as of such earlier) date;

•

the representations and warranties of Urgently and Merger Sub in the Merger Agreement regarding certain other matters related to organization and corporate power, authorization to enter into the Merger Agreement, the absence of certain conflicts and corporate approvals and Urgently’s material loan agreements, subsidiaries, capitalization, absence of a Material Adverse Effect with respect to Urgently, and broker fees being true and correct in all material respects (disregarding all references therein to materiality qualifications) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (or, if such representations and warranties expressly speak as of an earlier date, then as of such earlier) date;

•

the remaining representations and warranties of Urgently and Merger Sub in the Merger Agreement being true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (or, if such representations and warranties expressly speak as of an earlier date, then as of such earlier) date, except to the extent the failure of such representations and warranties of Urgently and Merger Sub to be so true and correct (without giving effect to any Material Adverse Effect or materiality qualifications), individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Urgently;

•	Urgently and Merger Sub having performed in all material respects all obligations, covenants and agreements required to be performed by them under the Merger Agreement at or prior to the Closing;

•	No Material Adverse Effect having occurred with respect to Urgently that is continuing and uncured;

•

Urgently having delivered to Otonomo an officers’ certificate duly executed by Urgently’s chief executive officer and chief financial officer to the effect that certain closing conditions have been satisfied; and

•	Urgently having complied with the provisions of the Merger Agreement relating to the appointment of Otonomo’s representatives to the Urgently Board.

A “Material Adverse Effect” for purposes of the Merger Agreement means any change, effect, event, occurrence, state of facts, development, circumstance or condition which, individually or in the aggregate, (i) has had or would reasonably be expected to have a Material Adverse Effect on the financial condition, business, assets, liabilities or operations of Urgently and its subsidiaries or of Otonomo and its subsidiaries (as applicable), in each case taken as a whole; or (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by Urgently, Merger Sub or Otonomo, as applicable, of the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there exists or has been, a Material Adverse Effect:

•

any changes in Israel, the United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions;

•	any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which Urgently or Otonomo or their respective subsidiaries, as applicable, operate;

•	any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world;

•	any changes after the date of the Merger Agreement, in GAAP or the interpretation thereof;

•	any changes after the date of the Merger Agreement, in applicable Law or the interpretation thereof,

•

any failure by Urgently or Otonomo, as the case may be, to meet any internal or published projections, estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Urgently or Otonomo, as the case may be, to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (except that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Material Adverse Effect” may be taken into account);

•

any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement;

•

the execution and delivery of the Merger Agreement, the identity of Urgently or Otonomo, or any of their respective subsidiaries, the pendency or consummation of the Merger Agreement, the Merger and the other transactions contemplated thereby (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of the Merger Agreement or the transactions contemplated thereby, including any litigation arising out of or relating to the Merger Agreement or any of the transactions contemplated thereby, in each case only to the extent resulting from the execution and delivery of the Merger Agreement, the identity of Urgently or Otonomo, or any of their respective subsidiaries, the pendency or consummation of the Merger Agreement, the Merger and the other transactions contemplated thereby, or the public announcement of the Merger Agreement and the transactions contemplated thereby, as applicable (provided, that this prong shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of the Merger Agreement, the pendency or consummation of the Merger Agreement, the Merger and any other transaction contemplated thereby or to address the consequences of litigation);

•

any changes in Otonomo’s share price or the trading volume of the Otonomo Ordinary Shares or any change in the ratings or ratings outlook for Urgently or Otonomo, as the case may be (except that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Material Adverse Effect” may be taken into account);

•	any suspension of trading in or delisting of Otonomo Ordinary Shares or Otonomo Warrants by Nasdaq in and of itself;

•	any effects known to any party as of the date of the Merger Agreement; and

provided, however, that with respect to the exceptions set forth in the foregoing bullet points, if such effect has had a disproportionate adverse effect on Urgently and its subsidiaries, or on Otonomo and its subsidiaries (as applicable), in each case taken as a whole, relative to other companies operating in the industry in which Urgently and its subsidiaries, or Otonomo and its subsidiaries (as applicable), operate, then only the incremental disproportionate adverse effect of such effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred.

Termination and Termination Fees

Termination

The Merger Agreement may be terminated at any time before the Closing by mutual written consent of Urgently and Otonomo. In addition, either Urgently or Otonomo may terminate the Merger Agreement if:

•

the Merger is not consummated by September 30, 2023 (the “outside date”); provided, however, that if on September 30, 2023 all of the closing conditions other than the expiration of the thirty-day waiting period following the Otonomo Shareholder Approval have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) the outside date will automatically be extended to October 31, 2023;

•	the Otonomo Shareholder Approval is not obtained; or

•

any applicable law or governmental order, injunction, decree or ruling that prohibits, prevents, restrains, or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement is issued.

Further, subject to the terms and conditions of the Merger Agreement, Urgently may terminate the Merger Agreement in the event that:

•	Otonomo has breached or failed to perform any of its covenants or other agreements under the Merger Agreement, or any of its representations and warranties set forth in the Merger Agreement has become inaccurate, in either case, in a manner that would give rise to the failure of certain key conditions to the consummation of the Merger, as set forth in the Merger Agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by Otonomo by the applicable time set forth in the Merger Agreement;

•	prior to obtaining the Otonomo Shareholder Approval, the Otonomo Board makes an Otonomo Adverse Recommendation Change; or

•	prior to obtaining the Otonomo Shareholder Approval, Otonomo has materially breached its non-solicitation obligations under the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, Otonomo may terminate the Merger Agreement in the event that:

•

Urgently or Merger Sub have breached or failed to perform any of their respective covenants or other agreements under the Merger Agreement, or any of their respective representations and warranties set forth in the Merger Agreement has become inaccurate, in each case, in a manner that would give rise to the failure of certain key conditions to the consummation of the Merger, as set forth in the Merger Agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by Urgently or Merger Sub, as applicable, by the applicable time set forth in the Merger Agreement;

•

Otonomo enters into a definitive agreement with respect to a superior proposal at any time prior to obtaining the Otonomo shareholder approval, as described in the Merger Agreement, provided that Otonomo has complied with its non-solicitation obligations under the Merger Agreement and paid the applicable termination fee described below;

•	Urgently’s audited financial statements for the twelve-month period ended December 31, 2022 are not completed by May 15, 2023; or

•

Urgently’s stockholder consent has not been obtained by February 14, 2023; provided, that Otonomo’s termination right under this bullet point shall automatically expire and be null and void upon the obtainment of Urgently’s stockholder consent.

Otonomo Termination Fees

In the event the Merger Agreement is terminated by Urgently or Otonomo because the shareholders of Otonomo failed to approve the proposals required to consummate the Merger and the other transactions contemplated by the Merger Agreement, then Otonomo will be required to pay Urgently a termination fee of $1.5 million.

Further, if the Merger Agreement is terminated for the following reasons Otonomo will be required to pay Urgently a termination fee of $3.0 million:

•	by Urgently prior to the Otonomo Shareholder Approval following an Otonomo Adverse Recommendation Change;

•	by Urgently prior to the Otonomo Shareholder Approval because Otonomo materially breached its obligations under the non-solicit provisions of the Merger Agreement;

•

by Otonomo prior to the Otonomo shareholder approval in order to enter into a definitive agreement providing for an Otonomo Superior Proposal (as defined in the section titled “Merger Agreement—Non-Solicitation”); or

•	by Otonomo or Urgently because

•	the Merger is not consummated by the outside date;

•	the shareholders of Otonomo failed to approve the proposals required to consummate the Merger and the other transactions contemplated by the Merger Agreement; or

•

the representations and warranties of Otonomo are not true and correct or Otonomo fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time; provided, in each case that:

•	the termination by Otonomo or Urgently took place following receipt of a competing acquisition proposal that was not withdrawn at least ten business days prior to the Special Meeting; and

•	Otonomo enters into a definitive agreement to consummate a competing acquisition proposal within 12 months of the termination of the Merger Agreement.

In no event will Urgently be entitled to receive more than one termination fee.

Amendment

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards, at any time before or after stockholder or shareholder approval of the matters presented in connection with the Merger. However, after any approval of the transactions contemplated by the Merger Agreement by the stockholders and shareholders of Urgently and Otonomo, respectively, there may not be, without further approval of such stockholders or shareholders, as applicable, any amendment of the Merger Agreement that by applicable law requires the further approval of such stockholders or shareholders, as applicable. No amendment shall be made to the Merger Agreement after the Effective Time.

Fees and Expenses

The Merger Agreement provides that all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

Voting Agreements

In connection with the execution of the Merger Agreement, certain shareholders of Otonomo entered into the Otonomo Voting Agreements with Urgently and Otonomo, pursuant to which such shareholders have agreed, among other things, to vote or cause to be voted any issued and outstanding Otonomo Ordinary Shares beneficially owned by such shareholders (or that may otherwise become beneficially owned by them prior to obtaining the Otonomo Shareholder Approval) (the “Otonomo covered shares”) at every shareholders’ meeting of Otonomo during the term of the Otonomo Voting Agreements:

•	in favor of:

•	all proposals to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and

•

all of the matters, actions and proposals that would reasonably be expected to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone any meeting of the Otonomo shareholders to a later date if there are not sufficient votes to approve the proposals necessary to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, provided that no Otonomo shareholder will be required to vote in favor of any waiver, modification or amendment to the terms of the Merger Agreement that would be less favorable in any material respect to such Otonomo shareholder than the Merger Agreement attached as an exhibit to this proxy statement/prospectus (excluding any amendments affecting Otonomo shareholders who are directors, officers or employees of Otonomo in their capacities as such); and

•	and against:

•	any competing acquisition proposal; and

•

any amendments to Otonomo’s organizational documents (other than as required to effect the Merger and the other transactions contemplated by the Merger Agreement) or any other proposal or transaction that would reasonably be expected to (1) impede, interfere with, delay, postpone or adversely affect in any manner the Merger or the other transactions contemplated by the Merger Agreement, (2) change, in any manner, the voting rights of any class of share capital of Otonomo, (3) result in any condition to the consummation of the Merger set forth in the Merger Agreement not being fulfilled or (4) result in a breach of any covenant, representation or warranty or other obligation or agreement of Otonomo under the Merger Agreement or the Otonomo shareholder under the Otonomo Voting Agreements in any material respect.

In addition, each Otonomo shareholder party to an Otonomo Voting Agreement has agreed that, with limited exceptions provided therein, during the period from the date of the Otonomo Voting Agreements until termination thereof, he, she or it will not transfer, directly or indirectly, any Otonomo covered shares.

Each voting agreement will automatically terminate upon the earliest to occur of

•	a written agreement between Urgently, Otonomo and the applicable Otonomo shareholder;

•	the Effective Time;

•

the date of any modification or amendment to the terms of the Merger Agreement that is effected without the applicable Otonomo shareholder’s prior written consent and that would cause the Merger Agreement, as amended, to be less favorable in any material respect to such signatory; and

•	the termination of the Merger Agreement in accordance with its terms.

As of July 12, 2023, the Otonomo shareholders subject to the Otonomo Voting Agreements beneficially own approximately 39% of the issued and outstanding Otonomo Ordinary Shares.

The foregoing description of the Otonomo Voting Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Otonomo Voting Agreement, which is filed with the SEC as Annex D to the registration statement of which this proxy statement/prospectus forms a part and is incorporated by reference herein.

Withholding Rights

Each of Urgently, Merger Sub, the surviving corporation, the exchange agent, the Israeli sub-paying agent, the trustee nominated by Otonomo pursuant to Section 102 of the ITO, and any other person who has any obligation to deduct or withhold from any amount or consideration payable pursuant to the Merger Agreement, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable tax law (including U.S. federal, state, local, Israeli or other tax law). To the extent that amounts are so withheld by the applicable payor, such withheld amounts (i) will be timely remitted by the applicable payor to the applicable governmental entity, and (ii) will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made by such payor, and the exchange agent (or other applicable withholding agent) shall furnish as promptly as practicable such person with a documentation evidencing such tax withholding or deduction.

Notwithstanding the provisions in the immediately preceding paragraph, and subject to the Withholding Tax Ruling, the 104H Tax Ruling or the 104H Interim Ruling with respect to Israeli taxes (each as described under the section entitled “Tax Rulings”), and in accordance with the Israeli sub-paying agent undertaking provided to Urgently prior to the Closing Date, the merger consideration payable or otherwise deliverable to any recipient pursuant to the Merger Agreement (except for holders of 102 Securities and Otonomo RSU Awards) will be transferred to, and retained by, the Israeli sub-paying agent for the respective benefit of each such recipient for a period of 30 days (which may be extended to 365 days) from Closing (including with respect to any consideration deliverable to such recipient as a result of any adjustments to prevent dilution as provided in the Merger Agreement), from the date on which such consideration becomes deliverable to such recipient or an earlier date required in writing by a recipient or the Israel Tax Authority, or later date of up to 365 days from the Closing as extended by notice of either urgently or Otonomo or to the other party, respectively or such other later date as agreed by the parties (the “Withholding Drop Date”), during which time the Israeli sub-paying agent must not withhold any Israeli tax from such merger consideration except as provided below and the merger consideration will be held by the Israeli sub-paying agent. During such period, each recipient may obtain a certification or ruling or any other written instructions regarding tax withholdings issued by the Israel Tax Authority, in form and substance reasonably acceptable to Urgently and the Israeli sub-paying agent, that is applicable to the payments or other consideration to be made to any person pursuant to the Merger Agreement stating that no withholding, or reduced withholding, of any Israeli tax is required with respect to such payment or other consideration or providing any other instructions regarding tax withholding (“Valid Tax Certificate”). Where a recipient submits a Valid Tax Certificate to the Israeli sub-paying agent no later than three business days before the withholding drop date, the Israeli sub-paying agent will withhold and timely transfer to the Israel Tax Authority an amount from such recipient’s portion of the merger consideration as specified in the valid tax certificate. With respect to any recipient of shares of Urgently common stock (other than holders of 102 Securities) and Urgently warrants pursuant to the Merger Agreement, (A) the shares of Urgently common stock will be transferred by the Exchange Agent to, and retained by, the Israeli Paying Agent and held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements pursuant to the Merger Agreement and (B) to the extent that the Israeli Paying Agent is obliged to withhold Israeli taxes, such recipient will provide the Israeli sub-paying agent with the amount due with regards to such Israeli taxes, within three business days from receipt of a request from the Israeli sub-paying agent to make such payment, and in any event prior to the release of the merger consideration deliverable to such recipient, or alternatively, will present to the Israeli sub-paying agent a valid tax certificate, or evidence satisfactory to the Israeli sub-paying agent that the full applicable tax amount with respect to such recipient, as reasonably determined by the Israeli sub-paying agent, has been withheld. In the event that such recipient fails to provide the Israeli sub-paying agent with the full amount necessary to satisfy such Israeli taxes or such Valid Tax Certificate or evidence regarding payment of the full applicable tax amount required to be deducted with respect to such recipient within such timeframe, the Israeli sub-paying agent will be entitled to sell such recipient’s retained shares of Urgently common stock or exercise the Urgently warrants into shares of Urgently common stock and sell such shares of common stock to the extent necessary to satisfy the full amount due with regards to such Israeli taxes. Any costs or expenses incurred by the Israeli sub-paying agent in connection with such sale will be borne by such recipient of shares of Urgently common stock. Any such recipient of Urgently common stock and/or Urgently warrants waives, releases and absolutely and forever discharges Urgently, the exchange agent, the Israeli sub-paying agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the sale of any portion of the shares of Urgently common stock otherwise deliverable to such recipient in compliance with the withholding requirements pursuant to the Merger Agreement.

If the withholding tax ruling, the 104H Tax Ruling or 104H Interim Ruling is obtained and delivered to Urgently, the exchange agent and the trustee appointed under the 104H Tax Ruling or 104H Interim Ruling, as applicable, prior to the applicable withholding date, then the provisions of the withholding tax ruling, the 104H Tax Ruling or 104H Interim Ruling, as the case may be, will apply and all applicable withholding procedures with respect to any recipients which are subject to such rulings will be made in accordance with the provisions of such rulings, as the case may be.

Notwithstanding the above, any consideration paid or issued to a holder of Otonomo RSU Awards or 102 Securities will be subject to deduction or withholding of Israeli tax under the Israeli Income Tax Ordinance [New Version], 1961, on the 16th day of the calendar month following the month during which the Closing occurs, unless prior to the 16th day of the calendar month following the month during which the Closing occurs, (i) the 102 Ruling (or an interim options tax ruling or other ruling) will have been obtained providing for no withholding or determining the withholding procedure, and (ii) with respect to holders of Otonomo RSU Awards who are not Israeli residents, the Withholding Tax Ruling provides for instructions regarding withholding of Israeli tax.

Any withholding made in NIS with respect to payments made pursuant to the Merger Agreement in dollars will be calculated based on a conversion rate on the payment date and in such manner as the exchange agent determines to be in compliance with applicable tax law and any tax ruling issued by the Israeli Tax Authority. Any currency conversion commissions will be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.

Tax Rulings

Otonomo intends to request the receipt of the 102 Ruling from the Israel Tax Authority providing that (A) Urgently, Otonomo and anyone acting on their behalf will be exempt from withholding of Israeli tax in relation to the exchange of Otonomo RSU Awards which are 102 Securities or subject to tax under Section 3(i) of the ITO for Urgently RSUs and exchange of Otonomo Ordinary Shares which are 102 Securities for Urgently common stock and (B) the exchange of Otonomo RSU Awards which are 102 Securities or subject to tax under Section and 3(i) of the ITO for Urgently RSUs and the exchange of Otonomo Ordinary Shares which are 102 Securities for shares of Urgently common stock will not constitute a taxable event and tax continuity will apply to the shares of Urgently common stock or Urgently RSUs.

Otonomo intends to request a 104H Tax Ruling from the Israel Tax Authority permitting any shareholder who elects to become a party to such a tax ruling (and who is not part of the Interested Public, as defined below), to defer any applicable Israeli tax, if applied, with respect to such consideration that such holder will receive pursuant to the terms of the Merger Agreement until the date of the sale, transfer or other conveyance of such stock consideration by such holder or such other date set forth in Section 104H of the ITO, [New Version], 1961. In addition, Otonomo intends to request a ruling from the Israel Tax Authority that (A) with respect to holders of Otonomo Ordinary Shares or Otonomo Warrants who are not included in the 104H Tax Ruling or the 104H Interim Ruling or the 102 Ruling (and are a part of the Interested Public, which are generally holders who acquired their shares or warrants on or after August 13, 2021 and hold less than 5% of Otonomo’s issued and outstanding shares), exempting Urgently, the exchange agent and the surviving corporation and their respective agents from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the merger consideration, or clarifying that no such obligation exists and (B) with respect to any recipient of the merger consideration who is a holder of Otonomo RSU Awards (which are not 102 Securities or Otonomo RSU Awards subject to tax under section 3(i) of the ITO) (other than those listed in the preceding sub-clause (A)), instructing Urgently, the exchange agent, the surviving corporation and their respective agents on how such withholding shall be applied, confirming what withholding tax rate shall be applied and advising on how any such recipients or holders shall be identified (the “Withholding Tax Ruling” which, for removal of doubt, shall be either a separate Tax ruling (or rulings) or incorporated as part of the 104H Tax Ruling or the 104H Interim Ruling).

CEO RETENTION BONUS PROPOSAL

At the Special Meeting, Otonomo’s shareholders will be asked to consider and vote on the following proposal, which is more fully described elsewhere in this proxy statement/prospectus:

The CEO Retention Bonus Proposal—To approve the payment of a transaction retention bonus to Mr. Benjamin Volkow, Otonomo’s Chief Executive Officer and Chairman of the Otonomo Board, subject to the terms set forth in the retention award agreement, a copy of which is attached to this proxy statement/prospectus as Annex E.

The approval of the CEO Retention Bonus Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the CEO Retention Bonus Proposal at a quorate Special Meeting (not taking into consideration abstentions or broker non-votes). In addition, in order to approve the CEO Retention Bonus Proposal, in accordance with the provisions of the Companies Law, the Otonomo shareholders’ approval must either (i) include at least a majority of the Otonomo Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and who are not shareholders who have a personal interest (within the meaning of the Companies Law) in the approval of the CEO Retention Bonus Proposal, not taking into consideration abstentions or broker non-votes or (ii) be obtained such that the total number of Otonomo Ordinary Shares held by non-controlling shareholders and non-interested shareholders voted against the CEO Retention Bonus Proposal does not represent more than two percent of the outstanding Otonomo Ordinary Shares.

THE OTONOMO BOARD (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST IN THE MERGER, AS DEFINED UNDER THE COMPANIES LAW) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” FOR THE CEO RETENTION BONUS PROPOSAL.

CFO RETENTION BONUS PROPOSAL

At the Special Meeting, Otonomo’s shareholders will be asked to consider and vote on the following proposal, which is more fully described elsewhere in this proxy statement/prospectus:

The CFO Retention Bonus Proposal—To approve the payment of a transaction retention bonus to Ms. Bonnie Moav, Otonomo’s Chief Financial Officer, with respect to the portion of such bonus which exceeds the maximum amount permitted under Otonomo’s compensation policy, subject to the terms set forth in the retention award agreement, a copy of which is attached to this proxy statement/prospectus as Annex E.

The approval of the CFO Retention Bonus Proposal requires the affirmative vote of holders of at least a majority of the Otonomo Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the CFO Retention Bonus Proposal at a quorate Special Meeting (not taking into consideration abstentions or broker non-votes). In addition, in order to approve the CFO Retention Bonus Proposal, in accordance with the provisions of the Companies Law, the Otonomo shareholders’ approval must either (i) include at least a majority of the Otonomo Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and who are not shareholders who have a personal interest (within the meaning of the Companies Law) in the approval of the CFO Retention Bonus Proposal, not taking into consideration abstentions or broker non-votes or (ii) be obtained such that the total number of Otonomo Ordinary Shares held by non-controlling shareholders and non-interested shareholders voted against the CFO Retention Bonus Proposal does not represent more than two percent of the outstanding Otonomo Ordinary Shares.

THE OTONOMO BOARD (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST IN THE MERGER, AS DEFINED UNDER THE COMPANIES LAW) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” FOR THE CFO RETENTION BONUS PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet data gives effect to the proposed merger as if it had occurred on March 31, 2023, while the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and year ended December 31, 2022 are presented as if the Merger had occurred on January 1, 2022. The following summary unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only, to reflect merger-related pro forma adjustments, is based on available information and certain assumptions that Urgently believes are reasonable and is not necessarily indicative of what the Combined Company’s financial position or results of operations would have been had the Merger occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Combined Company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors” beginning on page 39.

Introduction

On February 9, 2023, Urgently, Otonomo and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into Otonomo, and Otonomo will continue as the surviving company in the Merger and as a wholly owned subsidiary of Urgently. Urgently and Otonomo expect the transaction to close during the third quarter of 2023 subject to the approval of Otonomo’s shareholders and the satisfaction or waiver of certain conditions to Closing set forth in the Merger Agreement, as further described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” The merger consideration is estimated to be approximately $91.4 million payable in shares of Urgently common stock. See Note 2 for additional information on the estimated merger consideration.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives effect to the Merger as if this transaction had been completed on March 31, 2023 and combines figures derived from the unaudited condensed consolidated balance sheet of Urgently as of March 31, 2023 with figures derived from the Otonomo’s unaudited condensed consolidated balance sheet as of March 31, 2023.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 gives effect to the Merger as if it had occurred on January 1, 2022, the beginning of the earliest period presented, and combines the historical results of Urgently and Otonomo. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 combines figures derived from the unaudited condensed consolidated statement of operations of Urgently for the three months ended March 31, 2023, with figures derived from Otonomo’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines figures derived from the audited consolidated statement of operations of Urgently for the year ended December 31, 2022 with figures derived from Otonomo’s audited consolidated statement of operations for the year ended December 31, 2022. The unaudited pro forma condensed combined financial information has been prepared pursuant to Article 11 of Regulation S-X.

The consolidated financial statements of Urgently and the consolidated financial statements of Otonomo have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events described in the introduction paragraph above through transaction accounting adjustments, which would be necessary to (1) account for the Merger, in accordance with GAAP and (2) reflect other material recapitalization and other transactions, we expect to initiate immediately preceding and in conjunction with the Merger in accordance with Rule 11-01(a)(8) of Regulation S-X. The accompanying unaudited pro forma condensed combined financial information does not give effect to (i) the expected 1-for-90 reverse stock split of Urgently common stock because such reverse stock split is subject to approval by Urgently’s stockholders and the implementation and timing of such reverse stock split has not yet been determined by the Urgently Board, or (ii) the expected reverse share split of Otonomo Ordinary Shares at a ratio in the range of 1-for-10 to 1-for-20 (which final ratio is to be determined by the Otonomo Board or any committee thereof) because such reverse share split is subject to approval by Otonomo’s shareholders and the implementation and timing of such reverse share split has not yet been determined by the Otonomo Board. The unaudited pro forma adjustments are based upon available information and certain assumptions that Urgently’s management believes are reasonable.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;

•

The separate unaudited condensed consolidated financial statements of Urgently as of and for the three months ended March 31, 2023 and the related notes, included elsewhere in this proxy statement/prospectus;

•	The separate audited consolidated financial statements of Urgently as of and for the year ended December 31, 2022 and the related notes, included in this proxy statement/prospectus;

•

The separate unaudited condensed consolidated financial statements of Otonomo as of and for the three months ended March 31, 2023 and the related notes, included elsewhere in this proxy statement/prospectus;

•	The separate audited consolidated financial statements of Otonomo as of and for the year ended December 31, 2022 and the related notes, included in this proxy statement/prospectus; and

•

The sections of this proxy statement/prospectus titled “Urgently Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Otonomo Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Description of the Merger

Pursuant to the Merger Agreement, Merger Sub, a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Urgently, will be merged with and into Otonomo with Otonomo continuing as the surviving company and a wholly owned subsidiary of Urgently. As a result, each issued and outstanding Otonomo Ordinary Share will be automatically transferred to Urgently, and the rights of the holders of Otonomo Ordinary Shares immediately prior to the Effective Time will automatically convert into and represent the right to receive a number of shares of Urgently Common Stock equal to the Exchange Ratio. Based on Otonomo’s and Urgently’s respective pro forma capitalization, and based on assumptions as of March 31, 2023 as to the anticipated valuations of Otonomo and Urgently, respectively, on the business day prior to the anticipated date of the Closing, the Exchange Ratio is estimated to be 1.42. This estimate is subject to adjustment prior to the Closing for Otonomo’s and Urgently’s capitalization at the Effective Time and the definitive amounts of Otonomo’s and Urgently’s respective valuations on the business day prior to the anticipated date of the Closing. Prior to the closing of the Merger, Urgently is expected to conduct a 1-for-90 reverse stock split of Urgently common stock, subject to approval by Urgently’s stockholders, the implementation and timing of which is to be determined by the Urgently Board. In addition, prior to the closing of the Merger, Otonomo is expected to conduct a reverse share split at a ratio in the range of 1-for-10 to 1-for-20 (which final ratio is to be determined by the Otonomo Board or any committee thereof), subject to approval by Otonomo’s shareholders.

Accounting for the Merger

The Merger is being accounted for as a business combination using the acquisition method with Urgently as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, the aggregate merger consideration will be allocated to Otonomo’s separately identifiable assets acquired and liabilities assumed based upon their estimated fair values or other measurement explicitly permissible by US GAAP at the date of completion of the merger. The process of valuing the net assets of Otonomo immediately prior to the Merger, as well as evaluating accounting policies for conformity, is preliminary. Any shortfall between the estimated fair value of the consideration transferred and the estimated fair value of the Otonomo assets acquired and liabilities assumed will be recorded as a bargain purchase gain. Accordingly, the aggregate merger consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of the fair value of Otonomo’s net assets, Otonomo Ordinary Shares and the value of Urgently common stock immediately prior to the Effective Time, after the date of this proxy statement/prospectus. See Note 1-Basis of Presentation below for more information.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Merger occurred as of the dates indicated. The unaudited pro forma condensed combined financial information also should not be considered indicative of the future results of operations or financial position of Urgently.

The Merger is subject to reclassification and transaction accounting adjustments that have not yet been finalized. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information as required by SEC rules. Differences between these preliminary estimates and the final reclassification and transaction accounting adjustments may be material.

URGENT.LY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2023

(In thousands)

			Transaction Accounting Adjustments Note 3

	Historical				Pro Forma Combined
	Urgently	Otonomo		Notes
Assets
Current assets:
Cash and cash equivalents	$7,730	$23,102	—		$30,832
Restricted cash	1,050	302	—		1,352
Short-term deposits	—	50,101	—		50,101
Marketable securities	—	56,264	—		56,264
Accounts receivable, net	30,452	970	—		31,422
Prepaid expenses and other current assets	1,233	1,896	—		3,129

Total current assets	40,465	132,635	—		173,100
Right-of-use assets	2,316	1,792	—		4,108
Property and equipment, net	403	918	—		1,321
Intangible assets, net	31	—	18,000	3A	18,031
Other non-current assets	501	391	—		892

Total assets	$43,716	$135,736	$18,000		$197,452

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$12,023	$5,310	$—		$17,333
Accrued expenses and other payables	22,254	6,548	13,993	3B	42,795
Accrued interest	8,784	—	(8,784)	3C	—
Deferred revenue, current	62	186	—		248
Current lease liabilities	714	653	—		1,367
Current portion of contingent consideration	—	2,292	—		2,292
Current portion of long-term debt	53,786	—	—		53,786

Total current liabilities	97,623	14,989	5,209		117,821
Long-term lease liabilities	1,964	1,005	—		2,969
Long-term debt, net	50,206	—	(50,206)	3D	—
Derivative liability	33,368	—	(32,876)	3D	492
Warrant liability	10,324	160	(10,324)	3D	160
Other long-term liabilities	2,739	—	—		2,739

Total liabilities	196,224	16,154	(88,197)		124,181

Redeemable convertible preferred stock	46,334	—	(46,334)	3D	—
Stockholders’ deficit:
Common stock	14	—	586	3E	600
Additional paid-in capital	48,390	372,515	(124,328)	3E	296,577
Accumulated other comprehensive loss	—	(5,024)	5,024	3E	—
Accumulated deficit	(247,246)	(247,909)	271,249	3E	(223,906)

Total stockholders’ equity (deficit)	(198,842)	119,582	152,531		73,271

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$43,716	$135,736	$18,000		$197,452

URGENT.LY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2023

(In thousands, except per share amounts)

			Transaction Accounting Adjustments Note 4	Notes	Pro Forma Combined

	Historical
	Urgently	Otonomo
Revenues	$49,578	$1,839	$—		$51,417
Cost of revenues	40,319	1,204	—		41,523
Cloud infrastructure	—	754	—		754

Gross margin	9,259	(119)	—		9,140

Operating expenses:
Research and development	3,742	3,550	—		7,292
Sales and marketing	1,072	4,642	—		5,714
Operations and support	7,201	—	—		7,201
General and administrative	7,480	7,344	—		14,824
Depreciation and amortization	72	87	1,000	4B	1,159
Contingent consideration expense	—	1,381	—		1,381

Total operating expenses	19,567	17,004	1,000		37,571

Operating loss	(10,308)	(17,123)	(1,000)		(28,431)
Other income (expense), net:
Interest expense, net	(10,951)	1,239	6,045	4C	(3,667)
Change in fair value of derivative liability	(111)	—	111	4C	—
Change in fair value of warrant liability	3,633	(5)	(3,633)	4D	(5)
Foreign exchange loss	(11)	140	—		129

Loss before provision for income taxes	(17,748)	(15,749)	1,523		(31,974)
Provision for income taxes	—	26	—		26

Net loss	$(17,748)	$(15,775)	$1,523		$(32,000)

Loss per share:
Basic and diluted	$(1.27)	$(0.11)			$(0.05)

Weighted average shares outstanding:
Basic and diluted	13,937	142,426			599,894

URGENT.LY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2022

(In thousands, except per share amounts)

			Transaction Accounting Adjustments Note 4	Notes	Pro Forma Combined

	Historical
	Urgently	Otonomo
Revenues	$187,589	$6,992	$—		$194,581
Cost of revenues	167,442	3,367	—		170,809
Cloud infrastructure	—	4,777	—		4,777

Gross margin	20,147	(1,152)	—		18,995

Operating expenses:
Research and development	16,733	22,573	—		39,306
Sales and marketing	5,647	21,761	—		27,408
Operations and support	36,893	—	—		36,893
General and administrative	14,129	22,059	13,993	4A	50,181
Depreciation and amortization	297	2,749	1,510	4B	4,556
Impairment of goodwill/intangibles	—	72,041	(72,041)	4E	—
Contingent consideration income	—	(8,954)	—		(8,954)

Total operating expenses	73,699	132,229	(56,538)		149,390

Operating loss	(53,552)	(133,381)	56,538		(130,395)
Other income (expense), net:
Interest expense, net	(31,447)	1,857	15,285	4C	(14,305)
Change in fair value of derivative liability	(4,077)	—	4,077	4C	—
Change in fair value of warrant liability	(5,809)	1,769	5,809	4D	1,769
Warrant expense	(1,009)	—	1,009	4D	—
Foreign exchange loss	(88)	(1,171)	—		(1,259)

Loss before provision for income taxes	(95,982)	(130,926)	82,718		(144,190)
Provision for income taxes	—	146	—		146

Net loss	$(95,982)	$(131,072)	$82,718		$(144,336)

Loss per share:
Basic and diluted	$(10.54)	$(0.95)			$(0.26)

Weighted average shares outstanding:
Basic and diluted	9,104	138,363			559,074

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

Note 1: Basis of Presentation

The pro forma condensed combined financial information has been prepared by Urgently in accordance with Article 11 of Regulation S-X. The pro forma condensed combined financial information reflects transaction accounting adjustments management believes are necessary to present fairly Urgently’s pro forma financial position and results of operations for (1) the closing of the Merger and (2) other material recapitalization transactions expected to occur immediately preceding or contemporaneous with the Merger. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the Merger, nor does it reflect the costs to integrate the operations of Urgently and Otonomo or the costs necessary to achieve any cost savings, operating synergies, and revenue enhancements. The pro forma condensed combined financial information does not give effect to (i) the 1-for-90 reverse stock split of Urgently common stock because such reverse stock split is subject to approval by Urgently’s stockholders and the implementation and timing of such reverse stock split has not yet been determined by the Urgently Board, or (ii) the expected reverse share split of Otonomo Ordinary Shares at a ratio in the range of 1-for-10 to 1-for-20 (which final ratio is to be determined by the Otonomo Board or any committee thereof) because such reverse share split is subject to approval by Otonomo’s shareholders and the implementation and timing of such reverse share split has not yet been determined by the Otonomo Board.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, with Urgently as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical condensed consolidated financial statements of Urgently and the historical condensed consolidated financial statements of Otonomo. Under ASC Topic 805, all assets acquired and liabilities assumed in a business combination are generally recognized and measured at their assumed acquisition date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the fair value of assets acquired and liabilities assumed over the merger consideration is recorded as a transaction gain.

The transaction accounting adjustments represent Urgently management’s best estimates and are based upon currently available information and certain assumptions that Urgently believes are reasonable under the circumstances. All significant intercompany balances and transactions between Urgently and Otonomo have been eliminated in combination.

Urgently management has not identified any reclassification adjustments given all currently available information about Otonomo, which would be necessary to conform the presentation of Otonomo’s financial statements or accounting policies to those of Urgently.

Note 2: Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation

The estimated merger consideration for the purpose of this unaudited pro forma condensed combined financial information as of March 31, 2023 is estimated to be approximately $91.4 million. The actual consideration will change based on fluctuations in the share price of Urgently common stock and the number of Otonomo Ordinary Shares outstanding on the closing date. The following table summarizes the preliminary estimate of the merger consideration to be transferred as a result of the Merger:

(in thousands, except exchange ratio and share price)
Otonomo shares outstanding as of March 31, 2023	143,589
Exchange Ratio, as defined in the Merger Agreement	1.42
Urgently stock to be issued in exchange	203,178
Urgently estimated stock value at March 31, 2023	$0.45

Estimated consideration	$91,430

The Urgently common stock value as of March 31, 2023 was calculated by Urgently’s management with input and consideration of a third-party valuation report obtained by Urgently in the ordinary course of business, and is the most current valuation available as of the date of this filing. Urgently’s management gauged the overall reasonableness of its fair value estimate of the acquisition consideration by comparing it to the market capitalization of Otonomo’s common equity of approximately $55.3 million as of June 15, 2023, a date closer to the filing of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus forms a part. The decline of Otomono’s market capitalization is consistent with Urgently management’s observations that Otonomo has continued to consume cash and more importantly, Otonomo’s stock price has been negatively impacted by the overall stock market performance.

The final purchase consideration may differ materially from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in Urgently’s estimated common stock value and Otonomo’s common stock price up to the closing date of the Merger. A sensitivity analysis related to the fluctuation in the Urgently estimated common stock value was performed to assess the impact of a hypothetical change of 10% on the Urgently common stock value on the estimated purchase consideration and goodwill as of the closing date.

The following table shows the change in Urgently estimated common stock value, estimated merger consideration and bargain purchase gain:

	Estimated common stock value	Consideration	Bargain purchase gain
	(in thousands, except per share amounts)
Increase of 10%	$0.50	$100,573	$37,009
Decrease of 10%	$0.41	$82,287	$55,295

Urgently considered the guidance in ASC 820-10-35-54I, and in particular item c., and concluded that the Merger was not orderly as defined in ASC 820, and that it is appropriate to recognize a pro forma bargain purchase gain since the fair value of identifiable assets acquired and liabilities assumed exceeds the fair value of the consideration transferred. The bargain purchase gain will be recognized in “Other income (expense), net” on a separate line item within the consolidated statement of operations of the Combined Company.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed of Otonomo will be recognized and measured at fair value (or other measurement basis permissible by US GAAP) as of the closing date of the Merger and added to those of Urgently, which will be carried at their historical cost. The determination of fair value used in the transaction adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Merger. The costs of finite-lived intangible assets are amortized through expense over their estimated lives. The final determination of the purchase price allocation, upon the completion of the Merger, will be based on Otonomo’s assets acquired and liabilities assumed as of that date and will depend on a number of factors that cannot be predicted with certainty at this time. Therefore, the actual purchase price allocations to the assets and liabilities of Otonomo at time of the Merger will differ from the transaction accounting adjustments presented in these unaudited condensed pro forma statements. Upon completion of the Merger, Urgently intends to engage a third-party valuation specialist to assist in the final determination of the purchase price allocation.

The following table sets forth a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Otonomo based on Otonomo’s unaudited interim consolidated balance sheet as of March 31, 2023, with the shortfall recorded to bargain purchase gain:

(in thousands)
Cash and cash equivalents	$23,102
Restricted cash	302
Short-term deposits	50,101
Marketable securities	56,264
Accounts receivable	970
Prepaid expenses and other current assets	1,896
Right-of-use assets	1,792
Property and equipment, net	918
Intangible assets	18,000
Other non-current assets	391

Total assets acquired	153,736

Accounts payable	5,310
Accrued expenses and other payables	6,548
Deferred revenue	186
Current portion of contingent consideration	2,292
Lease liabilities	1,658
Warrant liability	160

Total liabilities assumed	16,154

Net assets acquired	137,582
Purchase price	91,430

Bargain purchase gain	$46,152

Intangible Assets

Preliminary estimates for the fair value of identifiable intangible assets of Otonomo included the unaudited pro forma condensed combined financial information consist of the following:

	Preliminary fair value	Estimated useful life
	(in thousands)	(in years)
Customer contracts	$3,000	3
Software	15,000	5

	$ 18,000

The estimated fair values and useful lives of identifiable intangible assets are preliminary and have been performed based on management estimation and publicly available benchmarking. As discussed above, the amount that will ultimately be allocated to definite-lived intangible assets and the related amount of amortization, may differ materially from this preliminary allocation. Any change in the valuation of intangible assets would cause a corresponding increase or decrease in the transaction gain.

Note 3: Transaction Accounting Adjustments for Condensed Combined Balance Sheet

A.	Reflects the capitalization of the preliminary purchase accounting adjustments for estimated intangible assets based on the acquisition method of accounting.

B.	Reflects the accrual of Urgently and Otonomo estimated transaction costs.

C.	Reflects the elimination of accrued interest on convertible notes that will convert into common stock at the time of the Merger.

D.

Reflects adjustments to remove Urgently’s long-term debt, derivative liability, warrant liability, and redeemable convertible preferred stock due to the expected conversion of convertible notes (and the corresponding derivative liability) and the exchange of the outstanding Urgently Warrants, and Urgently Preferred Stock into Urgently common stock at the time of the Merger. Certain of the Company’s convertible notes are convertible pursuant to their terms in connection with the transactions contemplated in connection with the Merger. Urgently has sought and is in the process of obtaining consents from the holders of its outstanding convertible notes that are not automatically convertible to amend such convertible notes to provide for their conversion in connection with the transactions contemplated in connection with the Merger. Similarly, certain outstanding Urgently Warrants are automatically exercisable into Urgently common stock pursuant to their terms in connection with the transactions contemplated in connection with the Merger. In connection with the signing of the Merger Agreement, Urgently sought and obtained consents from the holders of its outstanding redeemable convertible preferred stock to convert such shares into Urgently common stock in connection with and contingent upon the closing of the Merger.

E.

Reflects adjustments to Urgently’s stockholder’s equity for the conversion of convertible notes, incentive plan awards, and Urgently Warrants into Urgently common stock at the time of the Merger; the elimination of Otonomo’s historical common stock, additional paid-in capital, accumulated other comprehensive income, and accumulated deficit; the accrual of estimated transaction costs related to the Merger; and the stock consideration component of the Merger:

(in thousands)	Common stock	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit
Conversion of Urgently Preferred Stock, convertible notes, incentive plan awards, and Urgently Warrants to Urgently common stock	$383	$156,960	$—	$(8,819)
Elimination of Otonomo’s historical shareholders’ equity	—	(372,515)	5,024	247,909
Accrual of Urgently and Otonomo estimated transaction costs	—	—	—	(13,993)
Estimated merger consideration	203	91,227	—	46,152

	$586	$(124,328)	$5,024	$271,249

Note 4: Transaction Accounting Adjustments for Condensed Combined Statement of Operations

Adjustments included in the Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 are as follows:

A.

For the year ended December 31, 2022, reflects an adjustment to record estimated transaction costs related to the Merger, which Urgently and Otonomo are expected to incur after March 31, 2023 and up until the date of the Merger. These additional merger transaction costs, which include investment banking fees, legal and professional fees, and lender fees, are not included in the annual financial information of Otonomo and Urgently for the year ended December 31, 2022 presented in the first two columns in the pro-forma condensed statements above. These merger transaction costs are not expected to affect the Combined Company’s income statement beyond 12 months after the Merger date. Approximately $8.2 million of transaction costs incurred are included in the historical statements of operations for Urgently and Otonomo for the three months ended March 31, 2023.

B.

Reflects the adjustments to eliminate Otonomo’s historical amortization expense and impairment of goodwill and intangible assets, and to record new amortization expense based on the fair value of the identifiable acquired intangible assets:

	Three months ended March 31, 2023	Year ended December 31, 2022
	(in thousands)
Elimination of Otonomo’s historical amortization expense	$—	$(2,490)
Amortization of acquired intangible assets	1,000	4,000

	$1,000	$1,510

C.

Reflects the adjustments to eliminate historical interest expense and changes in fair value of derivative liabilities related to convertible notes of Urgently that will convert into common stock at the time of the Merger.

D.

Reflects the adjustments to eliminate historical changes in fair value of Urgently Warrants and warrant expense related to liability-classified warrants of Urgently that will convert to equity at the time of the Merger.

E.	Reflects the adjustments to eliminate Otonomo’s historical impairment of goodwill and intangible assets.

INFORMATION ABOUT URGENTLY

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Urgently, unless otherwise specified.

Overview

We are a leading connected mobility assistance software platform, matching vehicle owners and operators with service professionals who deliver traditional roadside assistance, proactive maintenance and repair services. The traditional experience of a vehicle breakdown is often stressful and inconvenient, compounded by processes that lack transparency and lead to long wait times. We offer an innovative alternative to this traditional experience, leveraging our digitally native software platform to match supply and demand in our network and deliver exceptional mobility assistance experiences at scale.

At the time of our founding in 2013, we were an early technology innovator in the roadside assistance industry, offering a software platform to individual drivers enabling a digitized alternative for obtaining roadside assistance on a direct-to-consumer basis. However, we quickly discovered a significant opportunity to work with enterprise customers and offer bundled services to their fleet and retail consumers. We have since focused on developing the business-to-business (“B2B”) and business-to-business-to-consumer (“B2B2C”) mobility assistance markets.

Our ecosystem participants include:

•

Customer Partners, which are our B2B and B2B2C partnerships with OEMs, automotive insurance companies, ride-hailing services, rental car companies and fleet operators. Our Customer Partners offer roadside assistance as a service to their customers, our end-users or Consumers, and typically partner with third parties to fulfill these services. The Urgently platform is the white label or co-branded platform that enables our Customer Partners to provide roadside assistance to Consumers.

•

Service Providers, which are experienced service professionals who provide roadside assistance. Services include, but are not limited to, repair, maintenance, towing, mobile repair, jump starts, lockouts and related services to keep people and vehicles moving.

•	Consumers, which consist of vehicle owners/operators or individuals driving vehicles that need assistance. Consumers are the ultimate recipients of the roadside assistance from our Service Providers.

Since our founding we have:

•	become a recognized market leader with a track record of growth and innovation.

•	facilitated approximately 4.5 million service requests.

•	grown our North American Service Provider Partner network to nearly 15,000 Service Providers.

•	serviced 58 Customer Partners including world-class brands in the automotive industry as of December 31, 2022, an increase from 50 Customer Partners as of December 31, 2021.

•	established a scalable service platform achieving a monthly post-service customer satisfaction (“CSAT”) score average of 4.53 out of 5 stars in 2022.

Industry Overview and Limitations of Existing Solutions

Traditional roadside assistance and the broader mobility assistance sector are undergoing a transformation, driven by the convergence of technological innovation, electrification, connectivity, autonomous and new forms of mobility. The roadside assistance industry has historically been dominated by legacy providers who have not capitalized on the optimization benefits available from technological advancements including the widespread adoption of GPS, mapping and mobile phones. As a result, the roadside assistance industry has faced various pre-digital challenges:

•

High Consumer frustration driven by lack of data and transparency. A vehicle breakdown is already a stressful experience. That distress is often compounded by anachronistic legacy roadside processes that provide sub-optimized Service Provider routing and job processing, leading to long wait times, non-standard service and opaque experiences. However, as digitization has improved Consumer experiences in other sectors, Consumers have become accustomed to data-driven benefits like real-time updates with visual cues and estimates on arrivals.

•

Fragmentation of supply. There is not a single dominant Service Provider network in North America. The roadside service market has traditionally been comprised of small owner-operators that concentrate on serving limited geographic areas. We believe digital coordination and aggregation of many independent providers is essential to the creation of a reliable, scalable network of Service Providers.

•

Inefficient matching of supply with demand. The management of any network of Service Providers across geographies, vehicle types and service types is complex and can be impacted by a variety of operational factors. Roadside assistance industry participants have traditionally relied upon high-touch call center interactions between the recipient of roadside services, the dispatcher and the Service Provider. To reduce downtime in service vehicles and mismatched jobs, machine learning algorithms and data science engines can efficiently optimize across a multitude of stakeholder-related, environmental, geographic and other exogenous variables.

•

Inability to adequately service new mobility modes. Mobility is expanding to include more connected, electric, shared and eventually autonomous vehicles. As a result, the roadside assistance industry will need to advance to meet mobility assistance needs, which will continue to grow in complexity as micro-mobility, drones, robotic delivery and other forms of advanced transportation are increasingly adopted. A technologically-enabled platform can offer the ability to proactively diagnose a wide spectrum of breakdown problems and match those to service professionals at scale and in real-time.

Our Opportunity

The market for roadside assistance is primarily driven by two key factors: vehicle miles traveled (“VMT”) and the size of the car parc (i.e., total number of vehicles on the road). The national VMT hit 8.9 billion a day in 2022 and is forecasted to increase over 3% from 2022 through 2024; other than a temporary COVID-19 related decrease in 2020, the VMT has been increasing every year since 2011 (source: U.S. Energy Information Administration (Jan. 2023)). Other factors include vehicle age, inclement weather and the type of vehicle driven.

Additionally, while mobility assistance is still rapidly evolving, several trends indicate that the needs of the sector will evolve beyond the services offered by traditional roadside assistance. For example:

•

EVs have different needs. Broken down EVs cannot be towed by traditional towing trucks and instead require specialized flatbed trucks for roadside assistance services. Similarly, mobile charging is a new service specific to EVs.

•

Connected Vehicles unlock value-added proactive and preventive forms of assistance. For connected vehicles, vehicle health, service needs, and potential problems can be algorithmically detected and service preemptively dispatched. That could lead to an increase in software service and subscription opportunities.

•

Autonomous vehicles (“AVs”) and other new forms of mobility demand new mobility assistance services. While AVs may reduce the chances of accidents caused by human error, they will still be susceptible to the same mechanical breakdowns and other roadside events as traditional vehicles but will require specialized mobility assistance.

Our Solutions

Our platform dynamically matches vehicle owners with service professionals, enabled by proprietary technology, algorithms and data ecosystems, to address a growing end-to-end roadside and mobility assistance market. The key capabilities of our mobility assistance platform include:

•	Real-time tracking, connecting the Customer Partner, Consumer, Service Provider and repair facility via digital and analog communication channels from dispatch to final disposition.

•	Live job management and actionable data from dispatch to completion, both on a per-job basis and in the aggregate.

•	Multi-channel Consumer and Service Provider accessibility, including a fully digitized experience via our mobile application, live customer service representatives, and a SaaS software layer.

•

Broad mobility assistance capabilities, including towing solutions, mobile repair services (e.g., flat tire, jump start, lockout, fuel delivery, electric vehicle charging, tire and battery replacement), collision and impound-related towing and onward mobility services that enable a Consumer to continue their journey following a roadside event.

Our Platform

Our solutions are delivered via a three-tier architected software platform, including: (1) an intuitive, digital front-end interface, (2) a data-processing middle tier driven by optimization and pricing algorithms, and (3) a back-end featuring a comprehensive operations platform, with data connectivity to our Customer Partners and network of Service Providers. Each of the elements of our platform relies upon and fuels a powerful data ecosystem containing proprietary and/or proprietarily-aggregated data generated from our internal system and external sources.

Our platform collects raw data from many sources, including telematic sources that provide statistical vehicle information, vehicular error codes, GPS vehicle information and platform usage data. We have distributed computing to process data and provide early collision detection, dead battery detection, early repair detection and provide discounts for safe driving. Connected vehicle data also supports optimization of mobility assistance, vehicle quality, customer intervention and service.

Our proprietary technology, machine learning and data analytics models optimize our supply models, calibrate our pricing, streamline our operational processes and enable a better experience for Consumers and Service Providers alike. We generate and aggregate a significant amount of data relating to demand (e.g., customer and service event data), supply (e.g., service network data) and the broader marketplace (e.g., pricing, weather and traffic data). This aggregation and cross-section of data continuously informs and updates our machine learning algorithms.

Our data-processing middle tier uses artificial intelligence (“AI”) trained on historical transactions to help automate marketplace decisions including pricing, routing and optimizing service delivery, leveraging real-time data and predictive analytics. With algorithms that forecast demand by service type and at a regional or local level, we can optimize pricing based on a variety of variables that bring efficiency to the network.

Benefits of Our Platform

Since our founding, our investments in our technology, our partnerships and our service network have resulted in an integrated platform that we believe would be difficult to replicate. Our platform applies software solutions to the legacy roadside and emerging mobility assistance markets to increase efficiency, transparency and safety to create exceptional assistance experiences. We believe our solution benefits from a technology and data-driven intelligence advantage, including algorithmic machine-learning-enabled pricing and scheduling functions. In an industry that has historically relied on intuition and basic industry-wide data to drive strategy and decision-making, we offer an AI-based approach. The benefits we provide across our ecosystem support our continued

growth. We believe the comprehensiveness of our asset-light, scalable platform, which we built strategically to define and expand the mobility assistance ecosystem, will enable us to effectively address the industry’s historical challenges, as well as capitalize on future opportunities that may arise through continued innovation across mobility and technology.

Our platform is designed to provide our Customer Partners with real-time, detailed information about Consumers’ service needs and experiences, and to provide those Consumers with exceptional service. A breakdown event can cause reputational harm if roadside assistance is not provided on an efficient and reliable basis. Further, we believe there is a benefit to Customer Partners having real-time access to breakdown event information. Among other efficiencies, our platform optimizes “dispatch time,” or the time required to connect a Consumer with a Service Provider. By reducing dispatch time, our platform enables our Customer Partners to offer minimal disruption to the Consumer in the event of a breakdown event, thereby turning a potential source of reputational harm into a value-creating opportunity.

We offer our Service Providers the opportunity for increased service event volume and revenue, service event transparency and relationships built upon mutual respect. We send targeted, digital service requests to Service Providers in the geographical vicinity of a breakdown event, significantly reducing the Service Provider’s travel time and helping to optimize Service Providers’ fleets and revenue. Our platform also provides many of our Service Providers with real-time visibility into the location and capabilities of their service vehicles. We also offer electronic, hassle-free payment infrastructure to remit per-job fees on a transparent schedule. We believe that by offering our Service Providers these digitized benefits, we help to bolster their performance and the success of our platform.

Our Growth Strategies

We believe the emerging ecosystem encompassing our digital platform, our service network and our diverse base of Customer Partners presents significant opportunities for future growth. Leveraging the power of the network effect, our growth strategy is to continue to expand our foundational fast-growing B2B offerings, expand beyond reactive assistance and develop our services capabilities for connected vehicles, launch a B2C offering, and continue expanding into new geographies.

Win new logos and increase wallet share for existing revenue streams. We have successfully employed a “land and expand” strategy, where we win new Customer Partners and grow revenue over time by acquiring additional service event volume and building complementary products. For example, our relationship with one premier European OEM began in 2018. Then, in 2019 we integrated our technology platform into the OEM’s dealer service systems to enhance the customer service experience for the OEM’s Consumers and expanded our partnership to include a B2B subscription service for Consumers whose vehicles were aging out of their new-car warranties. In 2020, we were rewarded with an early contract renewal and territory expansions to cover North America.

In recent years, we expanded into additional adjacent markets that have mobility assistance needs, including ride-hailing and fleet businesses. The rise of independent contractor drivers as part of ride-hailing, food delivery and last-mile delivery services has created a pool of vehicles with a higher-than-average VMT and whose operators’ and owners’ income from providing these services depends on getting their vehicle back in operation quickly.

Expand beyond reactive assistance and develop our connected vehicle services capabilities.

We believe connected vehicle assistance services will help unlock the revenue generating potential of preventive and proactive maintenance services to complement our current reactive assistance capabilities. We are beginning pilot discussions regarding connected vehicle offerings with a premium OEM Customer Partner, and on February 9, 2023 we announced a merger with Otonomo to further pursue our connected vehicle strategy. The mobility sector has reached an inflection point, bridging such historically siloed industries as insurance, logistics, collision, vehicle sales and services. For example, crash detection technology has not only enabled faster response time by emergency services, but it can also reduce expense and processing time for insurance companies as the First Notice or Loss (FNOL) process can be initiated the moment an accident is detected. We plan to explore revenue-generating potential in new use cases, continuing our track record of innovation and execution.

Launch B2C subscription offering. Our internal studies indicate that younger demographics are receptive to purchasing mobility assistance subscriptions from technology companies, and that they are particularly interested in programs that provide the premium service we currently provide for our Customer Partners. As a result, we believe offering our services directly to Consumers in a B2C subscription revenue model is a potential area for future growth.

Expand into new geographies. While we currently offer our platform solutions in North America, our existing European OEM Customer Partners have asked us to bring our incident-based capabilities to their Consumers in international markets, including Europe and South America. These markets are fragmented, and we believe we have the potential to become a leading player in these markets by leveraging our existing relationships and acquiring local competitors that have existing Service Provider networks.

Our Ecosystem Participants

In recent years, nearly all our revenue is derived from incidents through transaction and service fees. We earn incident revenue when one of our Customer Partners sends us a roadside assistance service request for a Consumer’s breakdown event and we complete the service. We connect Customer Partners’ Consumers who need roadside assistance to nearby Service Providers, who then provide roadside assistance for the breakdown event.

Customer Partners

Our Customer Partners drive the demand for our services. Customer Partners choose us because we deliver exceptional assistance experiences. We believe that our record of success in retaining existing Customer Partners reinforces the attractiveness of our solution and our focus on delivering exceptional Consumer experiences.

We typically enter into multi-year, non-exclusive contracts with Customer Partners to provide mobility assistance and data on a per-service request basis to their Consumers. The initial terms of our contracts with Customer Partners vary in length, but are often between three and five years and in some cases automatically renew for one or more periods of 12 months. Our contracts with Customer Partners are also typically terminable on 90 days’ advance written notice by the Customer Partner. We do not generally include guaranteed volume or revenue achievement during the term of the contract, and our Customer Partners have no obligation to renew their contract following expiration.

We have a broad base of Customer Partners, including automotive OEMs, automotive insurers and fleet companies. As of December 31, 2022, we had 58 active Customer Partners in North America, with our top four Customer Partners representing 70% of our revenue in 2022. As of December 31, 2021, we had 50 active Customer Partners in North America. Over the past three years, our Customer Partner base has significantly diversified as our largest customer has declined from 35% of revenue in 2019 to 22% of revenue in 2022.

Automotive OEMs

We currently have partnerships with many of the largest global OEMs to provide roadside assistance to customer cars under warranty in North America. We are currently the sole third-party source of roadside assistance services for many OEMs which is possible because of the breadth and reliability of our technological capabilities and scale to service their customers throughout the U.S.

Automotive Insurers

Automotive insurance companies bundle our roadside assistance services to their Consumers with car insurance. Unlike OEMs, insurance companies typically have multiple Service Providers for their Consumers.

Fleets

Our fleet customers include car rental firms and ride-hailing companies. Large rental companies offer roadside assistance to their Consumers as an add-on service offering. Ride-hailing companies provide our service to their top-performing drivers as an additional benefit to their platform and to help reduce downtime due to vehicle distress.

Service Providers

The roadside Service Provider market has traditionally included principally small and medium-sized businesses (“SMBs”) that concentrate on serving limited geographic areas. As of December 31, 2022 and 2021, we had active contracts with 14,215 and 11,261 Service Providers, respectively, to provide our Customer Partners with national roadside service coverage.

We contract with SMBs as independent contractors on a non-exclusive basis. SMBs often contract with multiple motor clubs and other roadside service aggregators, and will choose which jobs to take based on a number of factors including the rates offered, the usability of the interface and the support services offered. We believe that our software and future data investments can help bring scalable solutions to the fragmented SMB market, ultimately to the benefit of these smaller providers.

Competition

The markets in which we compete are competitive and characterized by rapid changes in technology, vehicle requirements, Customer Partner requirements, Service Provider network capabilities, and industry standards, in part driven by the shift to mobility assistance. A number of companies have developed or are developing products and services that compete with some or all of our products or have functionalities similar to those of our solution. However, many of these competing products and services do not offer algorithmically-enabled roadside assistance solutions focused on exceptional Consumer experiences.

We primarily compete with legacy roadside assistance providers, including large motor clubs, smaller and emerging providers of roadside assistance services, and technologically-driven platforms offering mobility assistance services. We expect competition to increase as other established and emerging companies enter our market, as customer requirements evolve, and as new offerings and technologies are introduced into the automotive, roadside assistance and adjacent markets. These competitive offerings may be complimentary as Customer Partners make our solution available alongside competitors.

We believe the primary factors of competition in our markets include:

•	platform functionality, including dispatch agility, flexibility and performance at scale;

•	consistency of Consumer experience;

•	Consumer safety, transparency, and security;

•	algorithmic dispatching to ensure the best provider for every service;

•	rich data and analytics;

•	Service Provider response time;

•	digital engagement paths;

•	ability to address a variety of evolving Customer Partner and Consumer needs, requirements and use cases; and

•	brand awareness and reputation.

We believe we compete favorably on these factors.

We plan to continue to innovate and evolve our platform and technology to provide exceptional Consumer experiences. However, we could face significant risks to our business, financial condition and results of operations as a result of competition. For additional information, see the section titled “Risk Factors—Risks Related to Urgently’s Business and Industry—Urgently faces significant competition in the mobility assistance industry and may be unsuccessful in maintaining and growing its market position against current and future competitors.”

Our Team

Our leadership team brings decades of experience to drive our continued growth. The executive team has considerable strategy, business development, and financial leadership experience at other prominent public and private technology businesses.

As of March 31, 2023, we had 275 full-time employees, including 114 engaged in customer support and operations, 80 employees engaged in research and development, and product development, 23 employees in sales, partner engagement and marketing and 58 employees in general management, administration and finance. We had approximately 535 personnel employed through contracts with outsourced staffing providers, primarily to provide call center services. None of our employees are represented by labor unions, and we consider our relations with our employees to be in good standing.

Research and Development

Technology and data science are foundational to our sales, operations, product strategy, partner engagement and strategic decision making. We have assembled a team of engineers, data scientists, designers and product managers whose expertise spans a broad range of technical areas to build our proprietary technology to support our platform and the day-to-day operations of our business.

Our research and development activities are largely conducted at our headquarters, with support from developers in various other locations. Our ability to compete in our industry depends in part on continued innovation through continued research and development activities.

Sales and Partner Management

Our Sales and Partner Management department focuses on retaining our current Customer Partners and developing new Customer Partner opportunities. The Partner Management team optimizes program performance across key operational and financial metrics using the full suite of Urgently products and solutions, focusing on value-enhancing Customer Partner integrations. Efforts include focus on product market fit, onboarding requirements, and ultimately developing good relationships with our Customer Partners by delivering exceptional quality which leads to retention and expansion of program revenue. The Partner Management team maintains a multi-level engagement strategy for each Customer Partner, including daily/weekly/monthly touchpoints with day to day program owners and key leadership.

Service Provider Network Management

Our Network Management team builds and manages our network of Service Providers in alignment with the Urgently mission and brand. The Network Management team’s primary responsibility is to ensure that our network of Service Providers is appropriately sized for the volume of events generated through our Customer Partners. The Network Management team also drives digital engagement within our network of Service Providers, which ultimately provides a highly efficient and quality Consumer experience, and market engagement and management through data-driven performance dashboards, Service Provider training and proactive outreach, among others.

Our Culture

As an organization, we define ourselves by our commitment to outstanding leadership, innovative solutions, and domain expertise. Our team members pride themselves on using their diverse talents to invent new solutions, meet new demands, and offer the most effective mobility assistance service in the industry. With each person’s active involvement, creativity, and ideas, we continuously drive towards achieving our goals, together.

Our core values are a shared set of beliefs and commitments about how we all behave at work and partner together. They embody our culture and serve as a guidepost for our decision making. Overall, they are our compass as to how we are always moving forward, together. Our six core values are:

•	We are of service. Our primary purpose is to be of assistance. We are devoted to our customers, partners, and service providers and are obsessed with delivering stellar service and value to them.

•

Humility. We deeply value the critical role we get to play in our customers’ lives at challenging times and are grateful they and our partners trust us with this responsibility. We humbly work to earn their trust every day.

•	Diversity. We value diverse backgrounds and experiences and believe they improve our business results and culture.

•	Respect. We value our people as the foundation for our success and respect each other as colleagues. We assume positive intent and are honest and respectful in our work together.

•	Curiosity. We embrace the courage to try new things that expand our expertise and improve our outcomes.

•	Accountability. We strive for excellence in everything we do and hold ourselves accountable to every outcome.

We believe that our corporate culture and our relationships with our employees meaningfully contribute to our success. We strive to empower, engage, and celebrate diversity, authenticity, and inclusion – regardless of gender, race, ethnicity, identity, age, religion, or culture. Our goal is to maximize the impact of the Urgently team by attracting, engaging, and retaining the most talented, dedicated, and passionate people. Our success will require inclusive collaboration.

As a result of our efforts, we have earned recognition for our innovation and growth, including rankings on Deloitte Technology Fast 500 (2021, 2020, 2019), Financial Times’ The Americas’ Fastest-Growing Companies (2021, 2020), the Inc. 5000 (2021, 2020, 2019), and Forbes’ List of America’s Best Startup Employers (2021).

Our Facilities

Our headquarters are located in Vienna, Virginia, where we have approximately 8,417 square feet of leased office space. This facility houses our principal executive offices, research and development, design, business development, finance, information technology, and other administrative activities. The lease for this facility expires in August 2027, and we have the option to extend our lease for an additional three years beyond the current term.

In addition, we lease call center space in San Diego, California and Reno, Nevada. The San Diego space, the lease of which expires in December 2024, is 13,983 square feet. Our Reno space, the lease of which expires in October 2027, consists of 14,000 square feet. Given that most of our employees continue to work from home due to the COVID-19 pandemic, we have offered our San Diego and Reno spaces for sublet. We entered into a sublease for the San Diego space in October 2021 that expires in December 2024.

We believe that our facilities meet our needs for the immediate future and expect that, should it be needed, additional space will be available to accommodate any future expansion of our operations.

Our Intellectual Property

Our success depends, in part, upon our ability to protect our intellectual property rights with respect to our technology, inventions, improvements, proprietary rights and other assets. We rely on a combination of copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as confidentiality and other contractual restrictions to protect our proprietary rights, including our proprietary technology, software, know-how and brand. However, intellectual property laws and contractual restrictions provide only limited protection. For example, we do not have any issued patents related to our products, technology, processes and systems, and we rely upon unpatented trade secrets, confidential know-how and confidentiality agreements to protect such proprietary rights. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, proprietary technology and documents and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information.

We also have registered domain names for websites that we use in our business, including geturgently.com. Information contained on, or accessible through, our website does not constitute part of this proxy statement/prospectus and inclusions of our website address in this proxy statement/prospectus are inactive textual references only. You should not consider information contained on our website to be part of this proxy statement/prospectus or in deciding whether to purchase shares of Urgently common stock.

We cannot assure you that the steps taken by us will prevent misappropriation of our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our offerings or obtain and use information that we regard as proprietary. Policing unauthorized use of our technology is difficult and time consuming. Third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. The laws, procedures, and restrictions on which we rely may provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. From time to time, third parties may assert claims of infringement, misappropriation, and other violations of intellectual property against us, our customers, or our channel partners, with whom our agreements may obligate us to indemnify against these claims. See the section titled “Risk Factors—Risks Related to Urgently’s Business and Industry—Legal and Regulatory Risks—Urgently’s inability or failure to protect its intellectual property rights, or any claim that Urgently has infringed upon third-party intellectual property rights, could have a negative impact on operating results” for additional information.

Compliance with Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, security, rights of publicity, content regulation, intellectual property, competition, consumer protection, credit card processing, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted and applied in a manner that is inconsistent from country to country or state to state and inconsistent with our current policies and practices and in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. The costs of complying with these laws and regulations are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows, and our geographic scope expands. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results.

We are also subject to U.S. federal and state and foreign laws and regulations regarding privacy and data protection, including with respect to the storage, sharing, use, processing, transfer, disclosure, and protection of personal data. For example, the California Consumer Privacy Act, or CCPA, went into effect on January 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of the sale of personal information. Additionally, the California Privacy Rights Act, or CPRA, went into effect on January 1, 2023 and, among other things, gives California residents the ability to limit the use of their sensitive information, provides for penalties for CPRA violations concerning California residents under the age of 16, and establishes a new agency to implement and enforce the law. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CCPA has prompted similar legislative developments in other states. For example, the Virginia Consumer Data Protection Act, which was enacted in March 2021 and is effective as of January 1, 2023, creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. Other states with similar privacy legislation include Colorado, which in June 2021 enacted a Colorado Privacy Act that will go into effect July 1, 2023, Utah, which in March 2022 enacted a Utah Consumer Privacy Act that will go into effect December 31, 2023, and Connecticut, which in May 2022 enacted the Act Concerning Personal Data Privacy and Online Monitoring that will go into effect on December 31, 2023. The potential effects of new and evolving legislation relating to privacy, data security, and data protection are far-reaching, create the potential for a patchwork of overlapping but different laws, and may require us to modify practices and policies, incur substantial costs and expenses in an effort to comply, or restrict our operations.

We take a variety of technical and organizational security measures and other measures designed to protect our data, including data pertaining to our employees, Customer Partners, Service Providers and Consumers. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data.

Non-compliance with any applicable laws and regulations could result in penalties or significant legal liability. Further, even the perception of such noncompliance may result in reputational damage, and our business may be seriously harmed. Although we take reasonable efforts to comply with all applicable laws and regulations, there can be no assurance that we will not be subject to regulatory action, including fines, in the event of an incident. We or our Service Providers could be adversely affected if legislation or regulations are expanded to require changes in our or our Service Providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our Service Providers’ business, results of operations or financial condition.

For additional information, please see the section titled “Risk Factors—Risks Related to Urgently—Legal and Regulatory Risks—Failure to comply with laws and regulations relating to privacy, data protection, cybersecurity, advertising, and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to such matters, could adversely affect Urgently’s business, financial condition, and results of operations.”

Legal Proceedings

From time to time, we may become involved in actions, claims, suits and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to breaches of contract, employment-related matters or intellectual property infringement as well as governmental and other regulatory investigations and proceedings. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

URGENTLY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations of Urgent.ly Inc. (for purposes of this section “Urgently,” “we,” “us” and “our”), together with the consolidated financial statements and the related notes of Urgently appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading connected mobility assistance software platform, matching vehicle owners and operators with service professionals who deliver traditional roadside assistance, proactive maintenance and repair services. The traditional experience of a vehicle breakdown is often stressful and inconvenient, compounded by processes that lack transparency and lead to long wait times. We offer an innovative alternative to this traditional experience, leveraging our digitally native software platform that matches supply and demand in our network to deliver exceptional mobility assistance experiences at scale.

We offer a digitally native software platform that combines location-based services, real-time data, AI and machine-to-machine communication to deliver quick, safe and innovative roadside assistance services for leading brands across the automotive and insurance industries, and other transportation-focused verticals. We collect signals from distressed vehicles and match those needs with local roadside assistance professionals to create a connected service network. Our platform enables our partners to deliver exceptional user experiences that drive high customer satisfaction and loyalty. With 58 Customer Partners and nearly 80,000 participating Service Provider vehicles in our network as of December 31, 2022, we deliver innovative, transparent and exceptional connected mobility assistance experiences at scale.

We generate the significant majority of our revenue from our Customer Partners, who contract with us to fulfill roadside assistance service requests for Consumers. We connect Consumers with nearby Service Providers, who provides the requested roadside assistance. We enter into multi-year contracts with our Customer Partners, which are typically three years, and we generate revenue on a per-incident basis, including negotiated rates customized for each Customer Partner. We also generate revenue from Customer Partner membership programs, which are typically offered to Consumers through an out-of-warranty vehicle maintenance program or bundled with other subscription membership offerings, on a fixed fee basis. We recognize subscription revenue from our Customer Partner membership programs ratably over the term of service, which is typically one year. We also offer our platform as a SaaS solution to enable certain of our Customer Partners’ roadside assistance services. We anticipate that the Merger and anticipated integration of Otonomo’s Mobility Platform will further enhance the customer service experience for Consumers on our platform by improving data capabilities, features, and data ingest capacity. We recognize revenue from our SaaS offering ratably over the life of the contract, which is typically one to three years. We make payments to our Service Providers on a per-job basis, typically within three weeks from job completion.

Our sales and partner management team works closely with our Customer Partners to ensure that Consumers receive an exceptional assistance experience, and we have a strong track record in Customer Partner retention, Consumer satisfaction with our platform and the reliability of our service. Prospective Customer Partners typically engage us for a pilot program and enter into a multi-year contract once they are satisfied with our platform’s performance. As Customer Partner contracts expire, we typically undergo a request-for-proposal process for each contract renewal. While we employ a targeted marketing program, many of our new Customer Partners are referred to us by satisfied existing Customer Partners.

As of December 31, 2022, our platform has enabled the completion of approximately 4.5 million roadside assistance service events across North America. For the three months ended March 31, 2022 and 2023, our revenue was $40.2 million and $49.6 million, respectively, representing a period-over-period growth rate of 23%. In 2021 and 2022, our revenue was $148.5 million and $187.6 million, respectively, representing a year-over-year growth rate of 26%. We generated net losses of $21.2 million, $17.8 million, $56.3 million and $96.0 million for the three months ended March 31, 2022 and 2023, and the years ended December 31, 2021 and 2022, respectively, as we continue to invest in our technology platform and business operations, and we expect we will continue to incur net losses for the foreseeable future. We anticipate that net loss will decrease in 2023 based on 2022 cost rationalization activity and operating leverage, even as we continue to add new Customer Partners and experience increased general and administrative expenses as we begin to operate as a public company. We had cash and cash equivalents of $8.8 million and $7.4 million as of March 31, 2023 and December 31, 2022, respectively, and cash used in operations was $15.0 million, $1.0 million, $57.2 million and $54.2 million for the three months ended March 31, 2022 and 2023 and the years ended December 31, 2021 and 2022, respectively. As of March 31, 2023 we had $104.0 million in debt.

Impact of COVID-19

The COVID-19 pandemic has had a notable impact on general economic conditions, including, but not limited to, the temporary closures of many businesses, “shelter in place” and other governmental regulations, and “work from home” directives. Notable effects on Urgently included reduced automotive travel, suspended in-person activities at contact center locations, and reduced operations and disruptions to the businesses of key Customer Partners. These effects negatively impacted revenue generating activities as worldwide driving patterns changed, overall time spent in a vehicle was reduced, and enterprises furloughed workers and ceased providing services that included transit in vehicles covered by our platform. In addition, the pandemic initially created labor shortages in our customer support centers, affecting our ability to service our Customer Partners and Consumers. While we have adjusted our approach to staffing to address the labor shortages, and vehicle use is increasingly returning to pre-pandemic levels, we continue to monitor the impact of the pandemic closely. The extent to which the pandemic will continue to impact our business, results of operations, financial condition, and cash flows remains uncertain.

Opportunities, Challenges and Risks

We believe that the growth of our business and our future success are dependent upon many factors, including our ability to expand our number of Customer Partners, develop and add new service offerings, and invest in our platform and infrastructure to support our expansion.

While each of these areas presents significant opportunities for us, they also pose material challenges and risks that we must successfully address in order to sustain our growth and improve our results of operations. For example, we may be unable to identify, develop and maintain strong relationships with existing or potential Customer Partners, which would adversely affect our ability to achieve revenue growth. We are also dependent on continued investment in our research and development organization to further improve the reliability, availability and scalability of our existing platform and to develop additional service offerings, and we cannot be certain these efforts will be successful, timely, or well received by the markets in which we operate. We are impacted by current trends in how technology is used to deliver volume to us, how Service Providers receive and accept jobs, and how new business models are being introduced to expand the types and variety of available roadside and mobility assistance services. We may be unable to retain quality Service Providers, control related pricing and continue to offer a superior customer experience.

We expect that addressing these challenges and risks will increase our operating expenses significantly over the next several years. The timing of our future profitability, if we achieve profitability at all, will depend upon many variables, including the success of our growth strategies and the timing and size of investments and expenditures that we choose to undertake, as well as market growth and other factors that are not within our control. If we fail to successfully address these challenges, risk and variables and other risks that we face, our business, operating results and prospects may be materially adversely affected. See “Risk Factors” and “Business—Growth Strategies” for additional information on the challenges and risks we face.

Key Factors Affecting Our Performance

New Customer Partner Acquisition

Our ability to add and retain Customer Partners is a key factor in our ability to generate new revenue, grow existing accounts, improve margins and push towards profitability. We attract enterprises seeking frictionless, digital roadside assistance solutions for Consumers with our emphasis on a well-designed and easy-to-use interface. We believe the continued focus on exceptional Consumer experiences will continue to drive demand for our platform and broaden our number of Customer Partners. Historically, our ability to engage new Customer Partners has been limited primarily by our ability to effectively service the existing demand. However, as our Service Provider network grows and our support capabilities are streamlined and automated, we anticipate that our platform capabilities will also grow to meet the demands of new Customer Partners. We have been successful in retaining our Customer Partners once they have initially adopted our platform.

Continued Investment in Innovation

Our success depends, in part, on our ability to sustain innovation and maintain a competitive advantage in the verticals in which we operate and expand to meet new and evolving needs in roadside and mobility assistance. We believe that the emerging need for mobility assistance is a transformational opportunity that will bridge historically siloed and fragmented industries including insurance, collision, vehicle sales and service, the automotive aftermarket and logistics. These market transformations are creating new opportunities for roadside assistance providers to extend services into adjacent markets to increase revenue opportunities. We believe that our platform is differentiated from other offerings and has broad applicability to a variety of use cases, and we will continue to invest in developing and enhancing platform features and functionality to further extend adoption of our platform. We expect to continue to invest in research and development efforts to broaden the functionality of our platform, improve the value of our offering to our Customer Partners, and incorporate additional offerings. We will also continue to evaluate from time to time, strategic opportunities to acquire or invest in businesses, offerings, technologies or talent that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise provide potential growth opportunities.

Investing in Business Growth

Our ability to support our existing Customer Partners and engage with new Customer Partners is impacted by our ability to rapidly scale and expand. Historically, we have been resource constrained and unable to commit to technology improvements because of our incremental funding history. We are now focused on investing in our proprietary technology, machine learning and data analytics models in order to streamline and digitize the high-touch aspects of our operations. These investments will enable us to optimize our Service Provider supply models, calibrate Service Provider pricing and streamline our operational processes. Our ability to manage expenses, and to effectively invest our resources to enable a better Consumer experience, will impact our operating results and future profitability. While we embarked on an aggressive growth plan in early 2022, as a result of the macro-economic environment we pivoted to a more judicious staffing model. In addition, due to staffing challenges in the United States caused by the pandemic and government stimulus payments coupled with remote work, and to maintain reliable and high-quality service, we migrated portions of our customer support representatives to more cost-effective alternatives (this migration together with our judicious staffing model, the “Realignment”). As we maintain our priorities, we expect our operating expenses to decrease in the short term relative to historical periods but increase over the longer term as we continue our targeted investments in growth. Although operating expenses will increase, based on the Realignment actions, we expect leverage with our operating expenses, resulting in a lower operating expense as a percentage of Revenue metric.

Seasonality

We experience seasonality in monetization on our platform. Historically, we generate higher levels of roadside assistance service requests during the summer and winter, when a greater proportion of Consumers are traveling for holidays. Particularly as we continue to adjust to the evolving COVID-19 pandemic, such seasonality may be more pronounced in the future or different altogether.

Key Business Metrics

We regularly monitor a number of operating metrics, including the following key metrics, in order to measure our current performance and estimate our future performance.

Consumer Ratings

Exceptional Consumer service is a cornerstone of our business. We measure Consumer sentiment through a variety of surveys but primarily measure completed jobs on a 1-to-5-star scale, with a 5 star being the highest. We have historically averaged 4.5 out of 5 stars. We are proud of how highly Consumers rate their service experiences with us given the fact that no one aspires to have a breakdown. It’s often stressful, nearly always unexpected, and often unsafe. Our aspirational goal is 100% Consumer satisfaction. We use Consumer ratings to improve the service experience by improving networks, technology, and training.

For the three months ended March 31, 2023 and 2022, our CSAT was 4.5 and 4.6, respectively. For the years ended December 31, 2022 and 2021, our CSAT remained consistent at 4.5 (out of 5).

Number of Dispatches

We believe that our ability to increase the number of dispatches is an indicator of our Customer Partner penetration, the growth of our business and potential future business opportunities. We define the number of dispatches as the number of completed service requests in a given period. Number of dispatches has increased over time as we have added new Customer Partners, retained and expanded usage by existing Customer Partners and expanded complimentary product offerings. As our Customer Partner base grows and usage of our platform expands, we do not expect to continue to grow at the same year-over-year rate. Additionally, we expect the number of dispatches to fluctuate as seasonality is reflected on a period-over-period basis, as the summer and winter months typically contain more consumer travel and roadside assistance events.

For the three months ended March 31, 2023, the number of dispatches increased 4% to 318,000 compared to 306,000 for the prior year period. The number of dispatches increased 11% on a year-over-year basis for the year ended December 31, 2022, from 1.1 million to 1.3 million.

Non-GAAP Financial Measure

In addition to our financial information presented in accordance with GAAP, we believe the following non-GAAP financial measure is useful to investors in evaluating our operating performance. We use the following non-GAAP financial measure to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that the non-GAAP financial measure, when taken together with the corresponding GAAP financial measure, may be helpful to investors because it provides consistency and comparability with past financial performance and meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. The non-GAAP financial measure is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP financial measures used by other companies. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for the non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of the non-GAAP financial measure to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business.

Non-GAAP Operating Loss

We define non-GAAP operating loss as operating loss, excluding depreciation and amortization expense, stock-based compensation expense, and non-recurring charges (or income) such as transaction and restructuring costs. We use non-GAAP operating loss in conjunction with GAAP financial measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with the Urgently Board concerning our financial performance.

	Three Months Ended March 31,		Year Ended December 31,
	2022	2023	2021	2022
	(in thousands)
Non-GAAP operating loss	$(15,152)	$(5,411)	$(46,867)	$(48,624)

The following table provides a reconciliation of non-GAAP operating loss to the most comparable GAAP measure, operating loss, for each of the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2022	2023	2021	2022
	(in thousands)
Operating loss	$(16,199)	$(10,308)	$(49,758)	$(53,552)
Add: Depreciation and amortization expense	69	72	242	297
Add: Stock-based compensation expense	155	77	698	494
Add: Non-recurring transaction costs	323	4,723	1,951	2,921
Add: Restructuring costs	500	25	—	1,216

Non-GAAP operating loss	$(15,152)	$(5,411)	$(46,867)	$(48,624)

Components of Results of Operations

Revenue

We generate substantially all of our revenues from roadside assistance services (“RAS”) initiated through our software platform primarily in the United States and Canada. We contract with Customer Partners to provide the outsourced delivery for all or portions of their roadside assistance plans for Consumers. We manage the entire RAS process after receiving the initial motorist distress call or web-based request through final disposition. We currently operate under two different service models for our Customer Partners: (i) full-service outsourcing RAS-flat rate and (ii) full-service outsourcing RAS-claim cost pass-through.

•

Full-service outsourcing of RAS-flat rate. In connection with our full-service flat-rate arrangements, we negotiate fixed rates with subcontract Service Providers and charge Customer Partners or Consumers fixed rates based on each service provided (per tow, per jump start, etc.) As a result, we record these revenues on a gross basis and the costs related are recorded as part of cost of service. We recognize these revenues over time.

•

Full-service outsourcing of RAS-claim cost pass-through. In connection with our full-service claim cost pass-through arrangements, we negotiate a flat dispatch fee directly with our Customer Partners which is combined with the variable cost of subcontracted services. We act as an agent in these transactions and record only the flat dispatch fee as revenue. We recognize these revenues over time.

For additional discussion related to our revenue, see the section titled “Note 2—Summary of Significant Accounting Policies—Revenue Recognition,” to our audited consolidated financial statements for the years ended December 31, 2022 and 2021.

Cost of revenue

Cost of revenue, exclusive of depreciation and amortization, consists primarily of fees paid to Service Providers. Other costs included in cost of revenue are specifically the technology hosting and platform-related costs, certain personnel costs related to direct call center support to Consumers as part of platform authentication, and amortization of costs to fulfill.

Gross profit and Gross margin

Gross profit represents revenue less cost of revenue, and gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue fluctuates and has been and will continue to be affected by various factors, including mix of services provided, Customer Partner pricing and Service Provider costs. We expect our gross profit to increase and our gross margin to increase modestly over the long term due to platform enhancements resulting in more cost effective and competitive Service Provider costs, although our gross margins could fluctuate from period to period depending on the interplay between the factors described above.

Research and development

Research and development expenses primarily consist of compensation expenses, including equity-based compensation, for engineering, product development, product management and design employees, expenses associated with ongoing improvements to, and maintenance of, our platform offerings and other technology. Research and development expense also includes software expenses and technology consulting fees.

Sales and marketing

Sales and marketing expenses primarily consist of compensation expenses, including equity-based compensation, in support of new business capture, Partner management and marketing such as commissions, salaries, and related benefits. Sales and marketing expense also includes expenses associated with advertising, promotions of our services, Partner advocacy management and brand-building.

Operations and support

Operations and support expenses primarily consist of compensation expenses, including equity-based compensation, in support of customer support operations such as salaries, related benefits, contractors we use to manage customer support workload and related technology costs to support such operations. Operations and support expenses also include expenses associated with Service Provider network management.

General and administrative

General and administrative expenses primarily consist of compensation expenses, including equity-based compensation and related benefits for our executive, finance, human resources, information technology, legal and other personnel performing administrative functions. General and administrative expense also includes corporate office rent expense, third-party professional fees, public company readiness expenses and any other cost or expense incurred not deemed to be related to cost of revenue, sales and marketing expense, research and development expense, or operations and support expense.

Depreciation and amortization

Depreciation and amortization expenses primarily consist of depreciation of capitalized property, equipment and software and amortization of acquired finite-lived intangible assets.

Other income (expense), net

Other income (expense), net primarily includes the following items:

•	Interest expense, which consists primarily of interest expense associated with our outstanding debt, including accretion of debt discount and amortization of debt financing costs.

•	Interest income, which consists primarily of interest earned on cash equivalents in money market accounts.

•	Change in fair value of derivative liability, which represents gains or losses resulting from fluctuations in the fair value of embedded derivative liabilities associated with convertible notes.

•	Change in fair value of warrant liability, which represents gains or losses resulting from fluctuations in the fair value of warrant liabilities.

•	Warrant expense, which represents the fair value of Urgently Warrants issued during the period for Urgently Warrants classified as liabilities on the consolidated balance sheet.

•

Foreign currency exchange gains (losses), net, which relate primarily to the exchange rate differences arising from the settlement of transactions in foreign currencies other than our Canadian subsidiary’s functional currency.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2022	2023	2021	2022
	(in thousands)
Total revenue	$40,155	$49,578	$148,508	$187,589
Cost of revenue	37,713	40,319	140,095	167,442

Gross profit	2,442	9,259	8,413	20,147

Operating expenses:
Research and development	3,972	3,742	12,252	16,733
Sales and marketing	1,418	1,072	4,122	5,647
Operations and support	9,276	7,201	28,680	36,893
General and administrative	3,906	7,480	12,875	14,129
Depreciation and amortization	69	72	242	297

Total operating expenses	18,641	19,567	58,171	73,699

Operating loss	(16,199)	(10,308)	(49,758)	(53,552)
Other expense, net	(4,996)	(7,440)	(6,581)	(42,430)

Loss before income taxes	(21,195)	(17,748)	(56,339)	(95,982)
Provision for income taxes	—	—	—	—

Net loss	$(21,195)	(17,748)	$(56,339)	(95,982)

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2022	2023	2021	2022
Total Revenue	100%	100%	100%	100%
Cost of revenue	94%	81%	94%	89%

Gross margin	6%	19%	6%	11%
Operating expenses:
Research and development	10%	8%	8%	9%
Sales and marketing	3%	2%	3%	3%
Operations and support	23%	15%	19%	20%
General and administrative	10%	15%	9%	8%
Depreciation and amortization	0%	0%	0%	0%

Total operating expenses	46%	40%	39%	40%

Operating loss	-40%	-21%	-34%	-29%
Other expense, net	-12%	-15%	-4	-23%

Loss before income taxes	-52%	-36%	-38%	-51%
Provision for income taxes	—	—	—	—

Net loss	-52%	-36%	-38%	-51%

Comparison of the Three Months Ended March 31, 2022 and 2023

Revenue

Total revenue during the three months ended March 31, 2022 and 2023 was as follows:

	Three Months Ended March 31,		Change
	2022	2023	Amount	%
	(in thousands, except percentages)
Total revenue	$40,155	$49,578	$9,423	23%

Revenue increased by $9.4 million, or 23%, to $49.6 million in the three months ended March 31, 2023 from $40.2 million in the three months ended March 31, 2022. This increase was primarily driven by an increase in dispatch volume and rates charged to existing Customer Partners which accounted for an increase of $8.8 million in revenue. Both volume and rate increases were driven by business growth and higher dispatch allocations from our fleet management (including car rental companies) and auto manufacturer Customer Partners. We also added four new Customer Partners subsequent to March 2022, in the fleet management business, which accounted for an increase of $3.5 million in revenue. The overall increase in dispatch volume and related revenue was offset by lower Customer Partner dispatch volumes from one auto manufacturer Customer Partner and one insurance Customer Partner along with our decision to shift focus away from certain less profitable activity which resulted in a decrease in revenue of $2.9 million.

Cost of Revenue

Cost of revenue during the three months ended March 31, 2022 and 2023 was as follows:

	Three Months Ended March 31,		Change
	2022	2023	Amount	%
	(in thousands, except percentages)
Cost of revenue	$37,713	$40,319	$2,606	7%
Percentage of total revenue	94%	81%
Gross profit	$2,442	$9,259	$6,817	279%

Cost of revenue increased by $2.6 million, or 7%, to $40.3 million in the three months ended March 31, 2023 from $37.7 million in the three months ended March 31, 2022. The increase was primarily driven by higher average Service Provider fees and growth in dispatches for the three months ended March 31, 2023. The increase in Service Provider fees is consistent with overall inflation and industry experiences.

Our gross profit for the three months ended March 31, 2023 was $9.3 million, compared to $2.4 million for the three months ended March 31, 2022. The increase was primarily driven by rate increases applied to Customer Partners which exceeded Service Provider cost increases, along with the onboarding of new Customer Partners with higher profit margins, resulting in gross profit growth of 279% compared to revenue growth of 23%.

Operating Expenses

Research and Development

Research and development expense during the three months ended March 31, 2022 and 2023 was as follows:

	Three Months Ended March 31,		Change
	2022	2023	Amount	%
	(in thousands, except percentages)
Research and development	$3,972	$3,742	$(230)	(6)%
Percentage of total revenue	10%	8%

Research and development expense decreased by $0.2 million, or 6%, to $3.7 million in the three months ended March 31, 2023 from $4.0 million in the three months ended March 31, 2022. The decrease was primarily driven by a reduction in employee and employee-related expenses of $0.3 million. Consistent with the Realignment, research and development employees were 96 and 80 as of March 31, 2022 and 2023, respectively.

As a percentage of total revenue, research and development expense decreased by 2%, to 8% in the three months ended March 31, 2023 from 10% in the three months ended March 31, 2022. The decrease was primarily driven by the Realignment.

Sales and Marketing

Sales and marketing expense during the three months ended March 31, 2022 and 2023 was as follows:

	Three Months Ended March 31,		Change
	2022	2023	Amount	%
	(in thousands, except percentages)
Sales and marketing	$1,418	$1,072	$(346)	(24)%
Percentage of total revenue	3%	2%

Sales and marketing expense decreased by $0.3 million, or 24%, to $1.1 million in the three months ended March 31, 2023 from $1.4 million in the three months ended March 31, 2022. The decrease was primarily driven by a decrease in employee and employee-related expenses of $0.3 million. Consistent with the Realignment, sales and marketing employees were 42 and 23 as of March 31, 2022 and 2023, respectively.

As a percentage of total revenue, sales and marketing expense decreased by 1%, to 2% in the three months ended March 31, 2023 from 3% in the three months ended March 31, 2022, driven by the Realignment.

Operations and Support

Operations and support expense during the three months ended March 31, 2022 and 2023 was as follows:

	Three Months Ended March 31,		Change
	2022	2023	Amount	%
	(in thousands, except percentages)
Operations and support	$9,276	$7,201	$(2,075)	(22)%
Percentage of total revenue	23%	15%

Operations and support expense decreased by $2.1 million, or 22%, to $7.2 million in the three months ended March 31, from $9.3 million in the three months ended March 31, 2022. The decrease was primarily related to the migration of a portion of customer support representative resources from the United States to business process organizations located in Central and South America, resulting in a cost reduction of $2.0 million. This was slightly offset by $0.2 million in incremental software costs used to manage call center resources and activities. Consistent with the Realignment, operations and support employees were 125 and 114 as of March 31, 2022 and 2023, respectively, and customer support representatives were 582 and 535 as of March 31, 2022 and 2023, respectively.

As a percentage of total revenue, operations and support expense decreased by 8%, to 15% in the three months ended March 31, 2023 from 23% in the three months ended March 31, 2022. The decrease was primarily driven by customer support center transformation initiatives consistent with the Realignment.

General and Administrative

General and administrative expense during the three months ended March 31, 2022 and 2023 was as follows:

	Three Months Ended March 31,		Change
	2022	2023	Amount	%
	(in thousands, except percentages)
General and administrative	$3,906	$7,480	$3,574	92%
Percentage of total revenue	10%	15%

General and administrative expense increased by $3.6 million, or 92%, to $7.5 million in the three months ended March 31, 2023 from $3.9 million in the three months ended March 31, 2022. The increase was primarily related to an increase in transaction related expenses of $4.4 million associated with the planned merger with Otonomo, higher business insurance costs of $0.2 million based on the external insurance markets and enhanced coverage, offset by lower employee related expenses of $0.6 million. Consistent with the Realignment, general and administrative employees were 73 and 58 as of March 31, 2022 and 2023, respectively.

As a percentage of total revenue, general and administrative expense increased by 5%, to 15% in the three months ended March 31, 2023 from 10% in the three months ended March 31, 2022. The increase was primarily driven by transaction related expenses associated with the planned Merger.

Depreciation and amortization

Depreciation and amortization expense during the three months ended March 31, 2022 and 2023 was as follows:

	Three Months Ended March 31,		Change
	2022	2023	Amount	%
	(in thousands, except percentages)
Depreciation and amortization	$69	$72	$3	4%
Percentage of total revenue	0%	0%

Depreciation and amortization expense remained flat from the three months ended March 31, 2022 to the three months ended March 31, 2023.

Other Expense, net

Other expense, net during the three months ended March 31, 2022 and 2023 was as follows:

	Three Months Ended March 31,		Change
	2022	2023	Amount	%
	(in thousands, except percentages)
Other expense, net	$(4,996)	$(7,440)	$(2,444)	49%
Percentage of total revenue	(12)%	(15)%

Other expense, net increased by $2.4 million, or 49%, to $(7.4) million in the three months ended March 31, 2023 from $(5.0) million in the three months ended March 31, 2022. The increase was primarily driven by additional interest expense associated with our term loans and convertible notes offset by an increase in the fair value of the warrant liability of $3.6 million.

Comparison of the Years Ended December 31, 2021 and 2022

Revenue

Total revenue during the years ended December 31, 2021 and 2022 was as follows:

	Year ended December 31,		Change
	2021	2022	Amount	%
	(in thousands, except percentages)
Total revenue	$148,508	$187,589	$39,081	26%

Revenue increased by $39.1 million, or 26%, to $187.6 million in 2022 from $148.5 million in 2021. This increase was primarily driven by an increase in dispatch volume and rates charged to existing Customer Partners which accounted for an increase of $46.6 million in revenue. Both volume and rate increases were driven by business growth and higher dispatch allocations from our fleet management, car rental company, and auto manufacturer Customer Partners. We also launched four new Customer Partners, in the fleet management and car rental business, which accounted for an increase of $5.7 million in revenue. The overall increase in dispatch volume was offset by lower Customer Partner dispatch volumes from an auto manufacturer and a fleet management Customer Partner along with our decision to shift focus away from certain less profitable activity which resulted in a decrease in revenue of $13.5 million.

Cost of Revenue

Cost of revenue during the years ended December 31, 2021 and 2022 was as follows:

	Year ended December 31,		Change
	2021	2022	Amount	%
	(in thousands, except percentages)
Cost of revenue	$140,095	$167,442	$27,347	20%
Percentage of total revenue	94%	89%
Gross profit	$8,413	$20,147	$11,734	139%

Cost of revenue increased by $27.3 million, or 20%, to $167.4 million in 2022 from $140.1 million in 2021. The increase was primarily driven by our growth in dispatches and higher average Service Provider fees when compared to 2021. The increase in Service Provider fees is consistent with overall inflation and industry experiences.

Our gross profit for the year ended December 31, 2022 was $20.1 million, compared to $8.4 million for the year ended December 31, 2021. The increase was primarily driven by rate increases applied to Customer Partners which exceeded Service Provider cost increases, along with the onboarding of new Customer Partners with higher profit margins, resulting in gross profit growth of 139% compared to revenue growth of 26%.

Operating Expenses

Research and Development

Research and development expense during the years ended December 31, 2021 and 2022 was as follows:

	Year ended December 31,		Change
	2021	2022	Amount	%
	(in thousands, except percentages)
Research and development	$12,252	$16,733	$4,481	37%
Percentage of total revenue	8%	9%

Research and development expense increased by $4.5 million, or 37%, to $16.7 million in 2022 from $12.3 million in 2021. The increase was primarily driven by an increase in employee and employee-related expenses of $3.5 million, the use of new applications and hosting to support development activities of $0.9 million and severance related costs to reduce headcount totaling less than $0.1 million. Consistent with the Realignment, research and development employees were 101 and 82 as of December 31, 2021 and 2022, respectively.

As a percentage of total revenue, research and development expense increased by 1%, to 9% in 2022 from 8% in 2021. The increase was primarily driven by additional investment in our technology platform as we make enhancements and grow system capacity.

Sales and Marketing

Sales and marketing expense during the years ended December 31, 2021 and 2022 was as follows:

	Year ended December 31,		Change
	2021	2022	Amount	%
	(in thousands, except percentages)
Sales and marketing	$4,122	$5,647	$1,525	37%
Percentage of total revenue	3%	3%

Sales and marketing expense increased by $1.5 million, or 37%, to $5.6 million in 2022 from $4.1 million in 2021. The increase was primarily driven by an increase in employee and employee-related expenses of $1.5 million and severance costs to reduce headcount of less than $0.1 million. Consistent with the Realignment, sales and marketing employees were 39 and 32 as of December 31, 2021 and 2022, respectively.

As a percentage of total revenue, sales and marketing expense remained flat from 2021 to 2022.

Operations and Support

Operations and support expense during the years ended December 31, 2021 and 2022 was as follows:

	Year ended December 31,		Change
	2021	2022	Amount	%
	(in thousands, except percentages)
Operations and support	$28,680	$36,893	$8,213	29%
Percentage of total revenue	19%	20%

Operations and support expense increased by $8.2 million, or 29%, to $36.9 million in 2022 from $28.7 million in 2021. The increase was primarily related to additional headcount in several areas of operations, including network operations, workforce management and operational management, all accounting for $5.5 million, severance costs to reduce headcount of $0.2 million, and additional business tools and applications of $0.5 million. During 2022, we migrated portions of customer support representative resources were transitioned from the United States to business process organizations located in Central and South America, the resulting reduction in costs was offset by certain one-time non-recurring costs associated with training new vendors and new contracted customer support representatives, additional travel and management time of approximately $1.2 million. Consistent with the Realignment, operations and support employees were 119 and 110 as of December 31, 2021 and 2022, respectively, and customer support representatives were 491 and 608 as of December 31, 2021 and 2022, respectively.

As a percentage of total revenue, operations and support expense increased by 1%, to 20% in 2022 from 19% in 2021. The increase was primarily driven by investments in additional expenses to support our Service Providers and enhance relationships and loyalties.

General and Administrative

General and administrative expense during the years ended December 31, 2021 and 2022 was as follows:

	Year ended December 31,		Change
	2021	2022	Amount	%
	(in thousands, except percentages)
General and administrative	$12,875	$14,129	$1,254	10%
Percentage of total revenue	9%	8%

General and administrative expense increased by $1.3 million, or 10%, to $14.1 million in 2022 from $12.9 million in 2021. The increase was primarily related to an increase in transaction related expenses of $1.5 million associated with the planned merger with Otonomo, higher business insurance costs of $0.4 million based on the external insurance markets and enhanced coverage, and severance costs to reduce headcount of $1.0 million offset by a recovery of bad debt expense of $0.6 million and lower employee related expenses of $0.7 million. Consistent with the Realignment, general and administrative employees were 71 and 62 as of December 31, 2021 and 2022, respectively.

As a percentage of total revenue, general and administrative expense decreased by 1%, to 8% in 2022 from 9% in 2021. The decrease was primarily driven by a focus to consolidate functional support groups and reduce spending to better align expenses with revenue.

Depreciation and amortization

Depreciation and amortization expense during the years ended December 31, 2021 and 2022 was as follows:

	Year ended December 31,		Change
	2021	2022	Amount	%
	(in thousands, except percentages)
Depreciation and amortization	$242	$297	$55	23%

Percentage of total revenue	0%	0%

Depreciation and amortization expense increased by $0.1 million, or 23%, to $0.3 million in 2022 from $0.2 million in 2021. The increase was primarily driven by depreciation expense on newly acquired assets during the latter part of 2021 and in 2022.

As a percentage of total revenue, depreciation and amortization expense remained flat from 2021 to 2022.

Other Expense, net

Other expense, net during the years ended December 31, 2021 and 2022 was as follows:

	Year ended December 31,		Change
	2021	2022	Amount	%
	(in thousands, except percentages)
Other expense, net	$(6,581)	$(42,420)	$(35,849)	545%

Percentage of total revenue	(4)%	(23)%

Other expense, net increased by $35.8 million, or 545%, to $(42.4) million in 2022 from $(6.6) million in 2021. The increase was primarily driven by additional interest expense associated with our term loans and convertible notes and increases in the fair values of derivative liabilities and warrant liabilities.

Liquidity and Capital Resources

Due to our history of recurring losses from operations, negative cash flows from operations, and our dependency on debt and equity financing to fund operating shortfalls, management concluded that there was substantial doubt about our ability to continue as a going concern. In addition, our independent registered public accounting firm has included an explanatory paragraph in their opinion for the year ended December 31, 2022 as to the substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared in accordance with GAAP, which contemplates that we will continue to operate as a going concern. Our consolidated financial statements do not contain any adjustments that might result if we are unable to continue as a going concern.

As of March 31, 2023, we had $8.8 million in cash and cash equivalents. Our principal sources of liquidity have historically consisted of financing activities, including proceeds from the issuance of preferred stock, borrowings under debt financing arrangements and credit facilities, and operating activities. As of March 31, 2023, our debt balance totaled $104.0 million with maturity dates through June 2024.

Since inception, we have consistently maintained a working capital deficit, in which our current liabilities exceed our current assets. This is due to the nature of our business model, in that we pay our Service Providers generally within two to three weeks of performance, but our collection cycle is longer for most of our Customer Partners. Our cash needs vary from period to period primarily based on our growth: in periods of fast growth our cash needs are accelerated as we invest into the operations and servicing of new Customer Partners. Our cash needs can also vary from period to period depending upon the gross margin performance we are able to attain. Our primary liquidity needs are to fund working capital requirements, invest into our growth through spending on technology and people, and fund our debt service obligations. We believe factors that could affect our liquidity include our rate of revenue growth, changes in demand for our services, competitive pricing pressures, the timing and extent of spending on research and development and other growth initiatives, our ability to achieve further reductions in operating expenses, and overall economic conditions.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, our competitive position could weaken, and our business and results of operations could be adversely affected. The incurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that our current liquidity is insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through debt financing arrangements.

Structural Loan Agreement

On October 13, 2021, we entered into the Structural Loan Agreement. As of May 18, 2023, Urgently had an aggregate principal amount of $17.5 million outstanding under the Structural Loan Agreement, comprised of $17.5 million of tranche 1 term loans and $10.0 million of tranche 2 term loans. The loans under the Structural Loan Agreement mature on January 1, 2024; provided, however, that if we close the Merger and complete the Direct Listing on or prior to December 31, 2023, the maturity date will be automatically extended to November 1, 2024.

Borrowings under the Structural Loan Agreement accrue interest at a floating per annum rate equal to (x) for $14.0 million of the outstanding tranche 1 term loans, a per annum rate of interest equal to the greater of (i) 14.0%, and (ii) 7.5% plus the prime rate then in effect, (y) for $3.5 million of the outstanding tranche 1 term loans, a per annum rate of interest equal to the greater of (i) 13.5%, and (ii) 7.0% plus the prime rate then in effect, and (z) for the tranche 2 loans, a per annum rate of interest equal to the greater of (i) 13.5% and (ii) 7.0% plus the prime rate then in effect. Our obligations under the Structural Loan Agreement are secured by first priority lien on substantially all of our assets and the assets of each of our subsidiaries party thereto. The entire principal amount of the loan shall be due and payable upon maturity. At maturity, Urgently must pay a final payment fee of $1.2 million, a success fee of $4.8 million, a restructuring fee of $2.2 million, and an amendment fee of $1.0 million.

In connection with the Structural Loan Agreement, we previously issued to affiliates of Structural Capital Urgently Warrants. Our obligations under our credit facilities and long-term debt are described in Note 7 “Debt Arrangements” of the audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Highbridge Loan Agreement

On December 16, 2021, we entered into the Highbridge Loan Agreement. As of May 18, 2023, Urgently had an aggregate amount of $40.0 million outstanding under the Highbridge Loan Agreement. No additional amounts may be drawn under the Highbridge Loan Agreement. The loans under the Highbridge Loan Agreement mature on March 31, 2024; provided, however, that if we close the Merger and complete the Direct Listing on or prior to March 31, 2024, the maturity date is extended to January 31, 2025.

Borrowings under the Highbridge Loan Agreement accrue interest at rate equal to 12.0% per annum until June 15, 2023, increasing to 13.0% per annum thereafter, payable quarterly, in arrears, on the last business day of the calendar quarter. The loans under the Highbridge Loan Agreement are not subject to any scheduled amortization payments. Our obligations under the Highbridge Loan Agreement are secured by a junior lien on substantially all of our assets and the assets of each of our subsidiaries party thereto. At maturity, Urgently must pay a first amendment fee of $2.3 million, a second amendment fee of $3.0 million, and a consent fee of $4.6 million.

In connection with the Highbridge Loan Agreement, we issued Urgently Warrants. Our obligations under our credit facilities and long-term debt are described in Note 7 “Debt Arrangements” of the audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Convertible Promissory Notes

From March 2021 through December 2021, we issued convertible promissory notes in the amount of $40.0 million (“2021 Convertible Notes”). The 2021 Convertible Notes accrue interest at the rate of 10% per annum, and all unpaid interest and principal is due and payable on June 30, 2024. No payments can be made under the 2021 Convertible Notes unless the noteholders provide written demand. We may prepay the 2021 Convertible Notes prior to the maturity date only with the consent of the majority 2021 Convertible Note holders. The 2021 Convertible Notes may be settled as follows, as further described in the agreements: (i) automatic conversion into common stock upon a qualified transaction; (ii) optional conversion into convertible preferred stock in an Equity Financing; and (iii) in cash at maturity.

In July 2022, we issued $30.0 million in convertible promissory notes (“2022 Convertible Notes”) to several stockholders who previously held convertible preferred stock prior to the equity recapitalization that occurred in July 2022. The 2022 Convertible Notes accrue interest at the rate of 15% per annum, and all unpaid interest and principal is due and payable on June 30, 2024. No payments can be made under the 2022 Convertible Notes unless the noteholders provide written demand. We may prepay the 2022 Convertible Notes prior to the maturity date only with the consent of the majority 2022 Convertible Note holders. The 2022 Convertible Notes may be settled as follows, as further described in the agreements: (i) optional conversion into Series C preferred stock; (ii) optional conversion in an Equity Financing; (iii) automatic conversion upon consummation of an approved acquisition and direct listing; (iv) in cash upon our sale; and (v) in cash at maturity.

In connection with the issuance of the 2022 Convertible Notes, we issued Urgently Warrants exercisable for 92,937,302 shares of Urgently common stock with an exercise price of $0.01 per share to the noteholders.

From April 2023 through May 2023 we issued an aggregate of $4.7 million in secured convertible promissory notes (“2023 Notes”). The 2023 Notes currently accrue interest at a rate of 15% per annum and mature on June 30, 2024. It is anticipated that in connection with the Merger, the 2023 Notes will automatically convert into shares of Urgently common stock immediately prior to the Closing and consummation of the Direct Listing.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2022	2023	2021	2022
	(in thousands)
Net cash provided by (used in):
Operating activities	$(15,031)	$(1,016)	$(57,214)	$(54,237)
Investing activities	(91)	(61)	(356)	(208)
Financing activities	(4)	2,450	78,052	30,646

Net increase (decrease) in cash and cash equivalents	$(15,126)	$1,373	$20,482	$(23,799)

Operating Activities

Our cash flows from operations are largely driven by the number of jobs enabled on our platform, as well as our day-to-day operations of running our business.

Net cash used in operating activities for the three months ended March 31, 2022 was $15.0 million primarily due to a net loss of $21.2 million, excluding the impact of non-cash expenses totaling $4.1 million, an increase in accounts receivable of $2.0 million, a decrease in accrued expenses of $0.3 million, and a decrease in lease liabilities of $0.2 million. Sources of cash from operating activities resulted primarily from an increase in accounts payable of $3.8 million and a decrease in prepaid expenses and other assets of $0.7 million.

Net cash used in operating activities for the three months ended March 31, 2023 was $1.0 million, primarily due to increases in accounts payable of $4.5 million and accrued expenses of $7.2 million, and decreases in accounts receivable of $3.5 million and prepaid expenses and other current assets of $0.9 million. Uses of cash from operating activities resulted primarily from a net loss of $17.7 million, excluding the impact of non-cash expenses totaling $5.9 million, and decreases in deferred revenue of $0.3 million, lease liabilities of $0.2 million, and other long-term liabilities of $4.8 million.

Net cash used in operating activities for the year ended December 31, 2021 was $57.2 million primarily due to a net loss of $56.3 million, excluding the impact of non-cash expenses totaling $5.9 million, an increase in accounts receivable of $8.5 million, an increase in prepaid expenses and other assets of $2.1 million and a decrease in long-term liabilities of $0.2 million. Sources of cash from operating activities resulted primarily from increases in accounts payable of $1.6 million, accrued expenses of $2.2 million, and deferred revenue of $0.1 million.

Net cash used in operating activities for the year ended December 31, 2022 was $54.2 million, primarily due to a net loss of $96.0 million, excluding the impact of non-cash expenses totaling $36.4 million, an increase in accounts receivable of $0.9 million, an increase in prepaid expenses and other assets of $0.1 million, and a decrease in lease liabilities of $0.8 million. Sources of cash from operating activities resulted primarily from increases in accounts payable of $3.1 million, accrued expenses of $3.8 million, and deferred revenue of $0.2 million.

Investing Activities

Our investing activities consist of capital expenditures, including purchases of property and equipment to support our overall business growth.

Net cash used in investing activities for the three months ended March 31, 2022 and 2023 was $0.1 million due to purchases of equipment and software.

Net cash used in investing activities for the years ended December 31, 2021 and 2022 was $0.3 million and $0.2 million, respectively, due to purchases of equipment and software.

Financing Activities

Our primary financing activities include borrowings under our term loan facilities, proceeds and costs from the issuance of convertible preferred stock and convertible notes, and proceeds from the exercise of stock options.

Net cash used in financing activities for the three months ended March 31, 2022 was $4,000 due primarily to $11,000 in payments of deferred financing fees offset by $7,000 in proceeds from the exercise of stock options.

Net cash provided by financing activities for the three months ended March 31, 2023 was $2.5 million due to advances on the 2023 Notes.

Net cash provided by financing activities for the year ended December 31, 2021 was $78.1 million due primarily to $56.7 million in proceeds from the issuance of long-term debt, $40.0 million in proceeds from the issuance of convertible notes payable, and $14.3 million of net payments on a revolving line of credit.

Net cash provided by financing activities for the year ended December 31, 2022 was $30.6 million, which primarily consisted of $30.0 million in proceeds from the issuance of convertible notes payable and a $0.6 million refund of financing costs paid in 2021.

Contractual Obligations and Commitments

Our principal commitments consist of contractual cash obligations under our credit facilities, the long-term debt, and operating leases. Our obligations under our credit facilities and long-term debt are described in Note 7 “Debt Arrangements” and for further information on our leases, see Note 14 “Commitments and Contingencies” of the audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of March 31, 2023, we had $104.0 million in debt. Interest on our borrowings under one of the term loans accrues at a variable rate based on the prime rate and is therefore subject to interest rate risk. A hypothetical 10% relative change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, and the functional currency of our foreign subsidiary is also the U.S. dollar. Transactions denominated in foreign currencies other than the U.S. dollar are recorded at the rates of exchange prevailing at the time of the transaction. Exchange differences arising upon settlement of a transaction are reported as gains or losses and are included in other income or expense in the consolidated statement of operations.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains and losses related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

A hypothetical 10% change in the relative value of the U.S. dollar to other currencies during any of the periods presented would not have had a material effect on our consolidated financial statements.

Emerging Growth Company Status

As an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make Urgently common stock less attractive to investors.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of our operations is based on our consolidated financial statements and accompanying notes, which have been prepared in accordance with GAAP. Certain amounts included in or affecting the consolidated financial statements presented in this proxy statement/prospectus and related disclosure must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the consolidated financial statements are prepared. Management believes that the accounting policies set forth below comprise the most important “critical accounting policies” for us. A “critical accounting policy” is one which is both important to the portrayal of our financial condition and results of operations and that involves difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such policies on an ongoing basis, based upon historical results and experience, consultation with experts and other methods that management considers reasonable in the particular circumstances under which the judgments and estimates are made, as well as management’s forecasts as to the manner in which such circumstances may change in the future.

Revenue recognition

We recognize revenue in accordance with Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“Topic 606”). We generate substantially all of our revenues from RAS initiated through our software platform primarily in the United States and Canada. We contract with Customer Partners to provide the outsourced delivery for all or portions of their roadside assistance plans for Consumers. We manage the entire RAS process after receiving the initial motorist distress call or web-based request through final disposition. We recognize revenue when a Customer Partner or Consumer obtains control of promised services. The amount of revenue recognized reflects the consideration to which we expect to be entitled to receive in exchange for these services.

We also offer RAS directly to Consumers via pay per use or direct membership offerings. In addition, we earn revenue from platform license fees, whether delivered via cloud or traditional license delivery, professional services and memberships.

We recognize revenue when a Customer Partner or Consumer obtains control of promised services. The amount of revenue recognized reflects the consideration which we expect to be entitled to receive in exchange for these services.

Full-service outsourcing of RAS-flat rate

Under the flat rate arrangement, we negotiate fixed rates with the Service Providers and charge our Customer Partners fixed rates based on each service provided (per tow, per jump start, etc.) to their motorist. We and the Service Providers are involved in the transfer of services to the motorist. We consider the nature of each specific promised service and apply judgment to determine whether we control the service before it is transferred to the motorist or whether we are acting as an agent for the Customer Partner. To determine whether we control the service before it is transferred to the motorist, we assess indicators including which party is primarily responsible for fulfillment and has discretion in determining pricing for the service, as well as other considerations.

In connection with our flat rate service arrangements, our promise to our Customer Partners to provide the services is not distinct from the services provided by the Service Providers. We have the ability to direct the use of and obtain substantially all of the benefits and risks of the services provided by the Service Providers before those services are transferred to the Customer Partner. On that basis, we control the services prior to the transfer to the Customer Partner. Further, the nature of our promise to provide our Customer Partners with roadside assistance services encompasses various tasks that may differ on any given day; however, these represent activities to fulfill the overall RAS process and not separate promises in the contract. In that regard, each increment of the promised service (i.e., each dispatch service, emergency assistance service) is distinct and part of a series of distinct services that are substantially the same and have the same pattern of transfer to the customer, which we account for as a single performance obligation. As a result, we record revenues from flat rate service arrangements on a gross revenue basis and the costs are recorded as part of the cost of service. We recognize these revenues over time.

Full-service outsourcing of RAS-claim cost pass-through

Under the claim cost pass-through arrangement, our performance obligation is solely to arrange the dispatch of the roadside assistance services. We do not control all roadside assistance services. The Customer Partner controls all other RAS services prior to the transfer to the motorist, the ultimate consumer. We act as an agent in this transaction and, as a result, we record only the flat dispatch fee as revenue from claim cost pass-through arrangements, net of the costs incurred from the subcontract service providers. We recognize these revenues over time.

Membership

We also derive revenues from membership offerings for roadside assistance services. For these arrangements, our performance obligation is to provide roadside assistance services primarily to our Customer Partner’s members. The Customer Partner pays us an upfront fee per member or covered vehicle. We have applied the right to invoice practical expedient, reflecting our right to payment for the fixed fee that corresponds directly to the value provided for our performance. Accordingly, these fees are recognized over time to recognize revenue as invoiced. The cost of providing services is charged to cost of revenue as incurred.

Software licensing arrangements

We occasionally enter into licensing arrangements with Customer Partners to provide access to our standard software platform. We customarily provides the Customer Partner with standard maintenance on licensed software which includes technical support and when-and-if available updates. The maintenance services are considered post-contract customer support. We do not sell its maintenance services separately nor has separate pricing been established. We have determined that the nature of the technical support and the when-and-if available updates are considered a service of standing-ready to the customer to provide technical support and upgrades as needed, and unspecified upgrades are provided on a when-and-if available basis for the duration of the maintenance period. The license revenue and the maintenance bundled in the arrangement are considered a single performance obligation that is recognized over the term of the agreement.

Professional services

We sell professional services either on a stand-alone basis or as services bundled with software. When services are sold on a stand-alone basis, such services are generally contracted under fixed-fee arrangements and delivered over time to Customer Partners. Professional services include customization and design, integration, training and consulting services. Professional services performed by us represent distinct performance obligations. These services are not highly interdependent or highly interrelated with our platform license and SaaS arrangements such that a customer would be able to use our platform without the professional service. The standalone selling prices are determined based on contracted terms on a contract by-contract basis. Revenue for customization and design services represent the transfer to the customer for the right to access the customized software and is therefore recorded over time. Revenues for integration services, training and consulting services are separate performance obligations recognized over time as these and the SaaS arrangements can be purchased separately from the platform and SaaS arrangements.

Accounting for derivative instruments

We recognize all derivative instruments as either assets or liabilities and measure them at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. To the extent derivative instruments qualify and are designated as hedges of the variability in cash flows associated with forecasted transactions, the effective portion of the gain or loss on such derivative instruments will generally be reported in other comprehensive income and the ineffective portion, if any, will be reported in net income (loss). Such amounts recorded in accumulated other comprehensive income (loss) will be reclassified into net income (loss) when the forecasted transaction affects earnings. To the extent derivative instruments qualify and are designated as hedges of changes in the fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument will be recognized currently in earnings along with changes in the fair value of the hedged asset, liability or firm commitment attributable to the hedged risk.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The valuation can be determined using widely accepted valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), or the cost approach (cost to replace the service capacity of an asset or replacement cost). As a basis for applying a market-based approach in fair value measurements, GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The following is a brief description of those three levels:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

We estimate the fair value of our derivatives using industry-standard valuation models that project future cash flows and discount the future amounts to a present value using market-based expectations for interest rates and the contractual terms of derivative instruments.

Liquidity risk and going concern

We have a history of recurring operating losses and have required debt and equity financing to finance our operations. As of March 31, 2023, we reported an accumulated deficit of $247.2 million and an operating loss of $10.3 million for the three months ended March 31, 2023. As of December 31, 2022, we reported an accumulated deficit of $229.5 million and an operating loss of $53.6 million for the year ended December 31, 2022.

Liquidity risk is the risk that suitable sources of funding for our business activities may not be available. We have a planning and budgeting process to monitor operating cash requirements including amounts projected for capital expenditures which are adjusted as input variables change. These variables include, but are not limited to, operating cash flows and the availability of other sources of debt and capital. As these variables change, we may be required to seek funding through additional equity issuances and/or additional debt financings.

We believe that the current cash on hand will not be sufficient to fund operations beyond twelve months from the date of issuance of the consolidated financial statements. This has led management to conclude that substantial doubt about our ability to continue as a going concern exists. In the event we are unable to successfully raise additional equity and/or debt financing during the next twelve months from the date of issuance of the consolidated financial statements, we will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. The consolidated financial statements do not include any adjustments of the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance amends reporting of credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. The guidance is effective for our fiscal year beginning January 1, 2023 due to subsequently issued guidance in November 2019 by FASB, ASU No. 2019-10, Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The adoption of the new standard did not have a material impact on the Company’s condensed consolidated financial statements for the quarter ended March 31, 2023 and is not expected to have a material impact on the Company’s annual financial statements for full-year 2023.

INFORMATION ABOUT OTONOMO

Unless the context otherwise requires, all references in this section to the terms “Otonomo,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Otonomo Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity, unless otherwise specified.

History and Development of Otonomo

We were incorporated in Israel on December 8, 2015 under the Israeli Companies Law, 5759 1999, and our principal executive office is located at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel. Our legal and commercial name is Otonomo Technologies Ltd. We are registered with the Companies Registrar and our registration number is 51 53528-13. Our website address is www.otonomo.io, and our telephone number is +(972) 52 432 9955. Information contained on, or that can be accessed through, our website does not constitute a part of this proxy statement/prospectus and is not incorporated by reference herein. We have included our website address in this proxy statement/prospectus solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The information contained on the website does not form a part of, and is not incorporated by reference into, this proxy statement/prospectus.

Recent Developments

Workforce Reduction

During the fourth quarter of 2022, Otonomo initiated a workforce reduction of a significant number of its employees as Otonomo adjusted its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the workforce reduction, Otonomo sunsetted its MI services in December 2022 and sunsetted its Connected Vehicle Data services, which included services relating to multi-layered data, standardized and blurred to remove identifiers, in April 2023. The workforce reduction started in the fourth quarter of 2022 and is expected to be completed during the first half of 2023. In connection with the reduction in workforce, the Company has released its Chief Marketing Officer and Chief Revenue Officer, effective of March 31, 2023.

Entry into Urgently Merger Agreement

On February 9, 2023, Otonomo, Urgently and Merger Sub entered into the Urgently Merger Agreement. Pursuant to the Urgently Merger Agreement and subject to the satisfaction or waiver of the terms and conditions specified therein, Merger Sub will merge with and into Otonomo, with Otonomo continuing as the surviving company and a wholly owned subsidiary of Urgently. For more information, see “The Merger Agreement.”

Business Information

Overview

We are a leading one-stop shop for mobility data. Otonomo fuels a data ecosystem of OEMs, fleets and providers spanning the transportation, mobility and automotive industries. Our platform securely processes data globally from vehicles licensed on the platform and mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment and operations.

As part of our proprietary data platform, we have developed a robust suite of SaaS offerings that provide both OEMs and service providers with additional capabilities, and that incorporate vertically specific applications to meet different privacy, regulation, storage, visualization and data insight needs.

Privacy by design and neutrality are at the core of our platform, which enables compliance with regulations such as GDPR, CCPA, and other vehicle specific regulations, such as the EU requirement/directive that OEMs share connected car data with third parties or the Massachusetts’ Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

We generate the majority of our revenue from subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”).

Our customers typically enter into contractual arrangements with terms up to three-years. Some customers use our platform through the self-serve platform on an on-demand basis, for which we charge based on activated vehicles.

Our go-to-market strategy is focused on expanding its access to data through partnering with OEMs, fleets and other data providers, acquiring new customers and driving continued use of our platform for existing customers.

We pursue strategic partnerships with OEMs, fleets and other data providers through a dedicated team segmented by geographical regions. We focus our selling efforts on organizations of various sizes, within specific customer segments, and licenses access to our platform through a direct sales force which is geographically distributed.

The Smart Mobility Data Platform

Otonomo’s Smart Mobility Data Platform provides easy access to a range of proprietary and patented mobility data solutions that power customers’ products and services. It delivers consent-based VIN-specific data compliant with data privacy regulations, referred to as the Connected Fleet.

Customers have used the Connected Fleet data to:

•	Provide software-based telematics for key vehicle metrics – vehicle location, speed, harsh driving events and trip information, without aftermarket hardware;

•	Monitor all connected vehicles in a fleet via a single interface, including critical vehicle metrics such as vehicle status, trip information, current maintenance, and alerts; and

•	Help improve the safety of customers and vehicles by automating vehicle maintenance requirements, including alerts for upcoming services, past due maintenance, and emergency maintenance needs.

A connected car may generate up to 25 gigabytes of data per hour. As it is produced, most of this data leaves the car via in-vehicle telematics control units. The data is initially stored in data centers or cloud platforms owned by OEMs, and in some cases by Tier-1 suppliers or the third parties which own the OBD II onboard devices installed after vehicle purchase.

Due to the lack of consistent connected car data formats or standards, connected car data must undergo additional processing before it can be useful for applications and services. Our platform aggregates and normalizes data from multiple OEMs and other data providers and processes the data to make it usable and valuable to data providers and data consumers.

Understanding the Data

We collect vehicle-specific data from vehicle data providers, such as OEMs and others. Vehicle specific data refers to data that is collected from a specific vehicle or group of vehicles such as vehicle identification number (“VIN”).

The Otonomo Smart Mobility Data Platform connects to our data providers’ respective data centers via application programming interfaces (“APIs”), and provides data consumers with application-ready, enriched datasets and insights. This eliminates the need for data consumers to invest the significant amount of development work required to utilize connected vehicle data in applications and services. OEMs, other data providers and data consumers use the Otonomo Smart Mobility Data Platform and marketplace to efficiently share and utilize vehicle data and offer drivers advanced in-car services, while meeting security, privacy and data regulation requirements. We generate revenue for these data providers by the utilization of the data by data consumers mainly in the fleet services segment. During 2022 and through termination of the Connected Vehicle Data services, we generated revenues from customers in various segments, primarily smart cities, transportation companies, fleet services, insurance companies, financial institutions and dealerships.

Key Trends in Connected Cars and Vehicle Data

Since the introduction of the first embedded telematics systems in the mid-1990s, OEMs have gradually added data systems and connectivity features to their vehicles and have offered drivers a growing variety of data-driven products and services. Technological advancements in recent years have increased the volume and quality of the data captured by vehicles. The value of this new data opened opportunities for OEMs to integrate more sensors and connectivity features, resulting in expanded offerings to drivers and a more diverse portfolio of in-vehicle and remote data-driven services.

Vehicles are now able to generate, monitor and share many types of data, including geolocation, performance and driver behavior. As OEMs continue to develop application-based tools to monitor key maintenance statistics, uses for vehicle health data and operational functionality are expanding.

The growth of connectivity in vehicles has increased the demand for data-driven products and services, and provides for ample data utilization opportunities, which expand with every customer who integrates into the connected car ecosystem. Vehicles with greater connectivity levels also generate higher value per vehicle. According to Ptolemus Consulting, May 2022, vehicle connectivity levels are projected to reach more than 1.7 billion vehicles on the road in the next decade. The growing data availability leads to an increasing market size as well as to an increased importance of vehicle data marketplaces that facilitate data exchange.

The mobility economy includes five sectors:

(1) Transport Infrastructure— includes the construction, operation & maintenance of rail, road, parking and energy supply;

(2) Vehicle Manufacturing- sector comprises all automotive OEMs and their suppliers;

(3) Vehicle-related Services- includes all lifecycle services from distribution to financing, insuring and repairing vehicles;

(4) Transportation Services – are all services related to the transport of people and goods by third parties; and

(5) Enabling Services – are all possible services related to mobility focused connectivity, IT, ticketing, etc.

The growth of advanced connectivity sensors in addition to at least the basic level of general hardware connectivity creates more opportunity. The greater the connectivity, the more seamless a rider’s experience becomes, and the more opportunities for generating data-based revenue are created. User expectations will continue to evolve in parallel with available technology and will incentivize OEMs and service providers to deliver higher-value, data-driven user experiences.

Regulatory developments in recent years are also expected to contribute to the expanding vehicle data ecosystem. By introducing new concepts that promote greater and more equal access to OEM data, regulators have been creating a favorable environment for data utilization. Examples include the “extended vehicle” concept which is being strengthened by the obligations imposed on OEMs under Regulation (EU) 2018/858 and the Massachusetts Right to Repair Act extending to vehicle data.

Advantages of a vehicle data platform:

Existing platforms for consuming vehicle data can be limited and inefficient. For example, on-board diagnostics (“OBD II”) aftermarket dongles, which are commonly used by telematics services providers in order to perform fleet and vehicle tracking, only provide selected data points and limited data streaming. OBD II onboard devices require separate installation in every vehicle and their use may be further limited in the future due to regulatory changes.

Furthermore, OBD II onboard devices may be easily vandalized and removed. Smartphone data is used by many data consumers to monitor vehicle usage, but the data it provides is limited and subject to manipulation and inaccuracy.

Connected Vehicle Data run through a platform like Otonomo:

•

allows data providers and consumers to efficiently outsource consent management, data processing and data structuring, allowing them to benefit from vehicle data while remaining focused on their core business;

•	presents significant cost reductions for data providers that only need to integrate with one partner instead of multiple data consumers;

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presents significant cost reductions for data consumers by allowing them to work with one integration partner. This provides data consumers with data in a structured and usable format, instead of dealing with the challenges of contracting multiple OEMs and managing multiple stakeholders and formats;

•	facilitates use cases of aggregate data that require certain coverage levels;

•	eliminates reliance on OBD II aftermarket devices in favor of data marketplaces that provide the same data and other data points continuously and in a more user-friendly format; and

•	ensures data quality and accuracy for data consumers by replacing smartphone data with more sanitized data, thereby lowering risk of fraud and inaccuracy.

Otonomo API and Delivery Methods

We provide a rich, flexible API to serve the unique needs of diverse applications and services. Different data use cases may require different data delivery types. For example, an emergency car service may require real-time data when an accident takes place. On the other hand, usage-based insurance may pull a car’s odometer once a week. Lastly, a data analytics company might opt for historical car data to understand traffic trends. We provide different data delivery methods to cater to these different use case requirements:

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Historical data reports: CSV reports contain historical, aggregated vehicle data. Historical data reports are triggered by a RESTful API call with parameters that define a region (e.g., city), and time span for the report. Report generation may take minutes or hours to complete. Several historical reports exist for different data types (e.g., vehicle data points and vehicle trips).

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Vehicle status: A near-real time RESTful API returns the last known status of a specific vehicle. Vehicle data information is used by personal driver applications, such as fueling and parking. Additionally, we provide bulk vehicle status for receiving the last known status of one or more vehicles. This interface can be particularly useful for fleets.

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Streaming: This is a “push” mechanism that continuously streams real-time data to data consumers. Streaming uses HTTP POST requests and can send both aggregate and personal vehicle data. A stream is created upon subscribing. Stream subscription defines one or more data filters such as desired vehicle area (i.e., city), and maximal point latency. Streaming is optimal for applications that require real-time, rich vehicle data.

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Events: An event is defined by a logical rule on a vehicle data point. When a rule is evaluated to be true, an event message is triggered and sent to the data consumer. For example, an event message would be sent to the data consumer through a fueling application whenever a vehicle travels in a certain radius from a gas station while below the 10% fuel level. Events receive the data they need in real-time, enabling applications to save processing power and network bandwidth. Events can be used for both personal and aggregated data. This capability is currently under development.

Otonomo Dynamic Blurring Engine

The Otonomo Dynamic Blurring Engine, which was used for Connected Vehicle Data services prior to termination in April 2023, is a SaaS capability that protects personal data by using sophisticated blurring techniques to blur personal data while preserving the data’s value for a diverse range of mobility and other applications and services. These services may include assisting smart cities with traffic management and HD mapping, road safety, location analysis and site selection.

Otonomo Consent Management Hub

The Otonomo Consent Management Hub provides an efficient way for connected car drivers to take control over the sharing of their vehicle data by providing a networked architecture to simplify setup and integration and deliver high scalability for automotive OEMs and service providers.

As the transportation ecosystem advances its use of vehicle data, the information flows around driver consent can become complex. For example, in-vehicle delivery from retailers may require drivers to provide consent to both the retailer and a third-party courier service. With the Otonomo Consent Management Hub, each party has a single integration point through which they can validate driver consent and deliver the approved personal data to other parties in the ecosystem. OEMs also do not need to directly support integration with multiple parties, including companies such as courier services with which they may not have a contractual relationship. Service providers can innovate faster by eliminating point-to-point integrations with multiple OEMs. Any new OEM or service provider integration will open new opportunities to numerous organizations in the ecosystem.

The Otonomo Consent Management Hub allows drivers to grant or revoke access for specific services at any time and provides drivers full transparency as to what vehicle data will be shared with specific services.

Vehicle Management Service

Our Vehicle Management service is designed for fleets to easily and efficiently manage the data of their fleet vehicles. The vehicle management service streamlines data operations and can be used in conjunction with, or independently from, existing fleet management systems.

The Otonomo Connected Insurance Tech Business

Ptolemus identified motor insurance as the largest sub-sector of vehicle related services in the mobility economy. While the industry has capitalized on mobile phone telematics, we see opportunity for growth by combining connected vehicle data with mobile telematics. Our growth in this area follows the closing of our acquisition of The Floow, a well-established player with more than a decade of building insurance tech applications.

The Floow is a leading provider of telematics products and software for insurers in the EMEA and US markets with a strong track record of successful delivery. Its customer base primarily consists of blue-chip insurers focused on personal motor insurance, although it does provide a fleet product to Progressive in the US market. The Floow’s products enable more accurate premium pricing and help to reduce fraud. The Floow has a long track record of winning new customers through competitive tenders, and with a growing network of channel partners in both EMEA and US geographies, is well placed to continue gaining new customers.

Advantages of Insurance Tech solutions:

•

Market and customer feedback suggests that there are multiple catalysts that will enable a step-change in telematics-based insurance adoption, with mobile apps, impact of COVID-19, regulation changes and significant advances in the accuracy and capability of telematics increasing the appeal of these solutions.

•

Emergence of mobile app solutions (rather than installation of expensive black boxes) enables a more widespread adoption across all age groups as the cost is significantly lower and becomes attractive for all driver demographics. The accuracy and functionality of these solutions has also increased considerably in the last 5-10 years.

•

During COVID-19 the volume of miles-driven decreased for many drivers, resulting in an increasing proportion of drivers exploring pay-as-you-drive (PAYD) policies that use telematics to track level of activity.

•

New regulation in the UK prevents insurers from raising prices for existing customers above those offered to new customers, which has increased the importance of insurers’ ability to better evaluate existing customers and reward the low-risk customers through better pricing / discounts and rewards. This is enabled through pay-how-you-drive (PHYD) policies that use telematics to track not only user’s level of activity but also driving behavior.

Our Market Opportunity

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Growing ecosystem and data pool. There are dozens of potential customer groups and thousands of potential data consumers for vehicle data utilization. These include product-related players, such as OEMs and Tier 1 suppliers, vehicle-related service providers, such as fleet operators, and other organizations in the extended ecosystem, such as smart cities, insurance companies and telecom operators. Overall, we believe many customer groups will join the ecosystem and expand their usage of external vehicle data. A growing number of service providers actively use external vehicle data, and we believe that the number of service providers using such data is likely to continue to increase moving forward. As 4G/5G mobile network ubiquity increases, the volume of data and parameters being sent from vehicles to OEM clouds is growing exponentially.

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Unique technological needs and high onboarding costs for data providers. The increasing volume and scope of vehicle data requires data providers to integrate complex data processing, cleaning, accounting, consent, multiple APIs and data structuring technologies. OEMs often lack the capabilities to implement these technologies and do not have the desire to develop them internally due to the substantial investments required for building and maintaining the data infrastructure. Tapping into the vast potential of data utilization also requires data providers to individually contract and integrate with multiple data consumers, which results in high marginal costs per each new data consumer acquired. Onboarding each new consumer also requires the involvement of multiple organizational functions, such as IT, legal and procurement. The onboarding process is often too expensive to justify the investment for data providers, especially when data consumers are small or medium-sized businesses. Without significant reduction of onboarding costs, the ability of data providers to efficiently scale their utilization efforts is limited.

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Technological and cost constraints on data consumers. Lack of consistent formats or data standards across OEMs, or even across different models manufactured by the same OEM, requires data consumers to work with multiple stakeholders in different data formats and on different APIs. In addition, contracting with multiple OEMs involves conducting lengthy and costly negotiation and integration efforts by legal, privacy and technology resources with multiple parties. For some use cases, data consumers require certain levels of vehicle coverage in a specific area (e.g., smart city applications may need at least 2% coverage) and contracting OEMs directly would not be sufficient for their needs.

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Regulatory-driven opportunities. Recent developments in regulation of vehicle data and connected cars, such as Regulation (EU) 2018/858 requiring OEMs to share connected car data with third parties, as well as emerging industry standards (such as NEVADA Share & Secure, which are intended to enable the secure transmission of data generated in the vehicle and make it usable for public authorities and industry), promote open access to vehicle data and neutrality, while also challenging OEMs by requiring them to supply the scale and ability to technically and legally align with the hundreds of service providers seeking access to vehicle data. With the removal of barriers to vehicle data accessibility, more organizations will be able to access and utilize vehicle data, and more data-driven services are expected to become available.

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Compliance challenges. Data providers collecting, processing or sharing vehicle data must ensure that their collection, processing and use of vehicle data is compliant with personal data protection regulations, such as GDPR and CCPA, which often require prior consent. While free, informed and specific consents may be required from every vehicle user whose personal data is collected, obtaining compliant consents from drivers and passengers not related to the vehicle’s legal owner involves practical concerns for OEMs. The need for explicit consent for sharing data with separate service providers requires OEMs to provide advanced consent flows and consent management capabilities that can be seamlessly integrated. It has proven to be challenging for the OEMs to manage data compliance on very large scale with no consent management standards available.

Marketing

As part of the Cost Reduction Initiative, the Company has adjusted its budget for 2023 to focus on managing expenses and preserving operating capital in order to achieve its growth and profitability goals. In connection with the workforce reduction, the Company dismissed its employees focused on marketing during the first quarter of 2023 and will be using a third-party marketing firm moving forward.

Sales

Our sales efforts are focused on delivering solutions for companies creating a new generation of mobility experiences and services.

To acquire car-generated data and mobility data from mobile devices, we partner directly with OEMs and other data providers through our dedicated sales engagement organization, which focus on deepening our existing relationships and increasing our data pool and geographic coverage. We pay for acquired data through a combination of fixed fees and revenue share arrangements with data providers.

Sales to customers are executed primarily through an organic sales organization that sells directly to data consumers, indirectly through our partners, serving as sales channels and through strategic partnerships.

Global sales efforts focus on connected fleet services (providing improved fleet management driven by GPS vehicle tracking and remote diagnostics) and connected InsuranceTech (providing better policyholder experience through behavioral analysis and accident reconstruction).

Intelligent Custom plans are offered through our direct sales organization and our marketing partners. The pricing and data models of these plans are customized to the customers’ needs. Custom plans include full data access, near real-time streaming and a growing variety of SaaS offerings.

As part of the Cost Reduction Initiative, the Company has adjusted its budget for 2023 to focus on managing expenses and preserving operating capital in order to achieve its growth and profitability goals. In connection with the workforce reduction, the Company reduced its sales workforce from 45 employees to 24 employees during the first quarter of 2023.

Technology

The Otonomo Vehicle Data Platform and Mobility Platform each use state of the art cloud-native microservices architecture, as well as a long list of Big Data technologies to ingest, process and expose the billions of data points per day that we receive. These include streaming technologies like Apache Flink, as well as Big Data batch-processing based on Apache Spark. Security is a first-class citizen in our technology, from the design and development processes through its production.

Research and Development

We have invested a significant amount of time and expense into research and development in order to develop the Otonomo Vehicle Data Platform, strengthen its data reshaping capabilities, scale the data pipeline and facilitate data access by its ecosystem. Our research and development activities are largely conducted at our headquarters in Herzliya, Israel and also in our facilities in Sheffield, UK. As of December 31, 2022, Otonomo had approximately 118 full-time or equivalent employees engaged in R&D activities. Our ability to compete in our industry depends in part on our ability to successfully achieve continual innovation in its technology and products through R&D activities.

As part of the Cost Reduction Initiative, the Company has adjusted its budget for 2023 to focus on managing expenses and preserving operating capital in order to achieve its growth and profitability goals. In connection with the workforce reduction, the Company reduced its research and development workforce from 119 employees to 70 employees during the first quarter of 2023.

Intellectual Property

Our business depends, in part, on our ability to develop and maintain the proprietary aspects of our core technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology we develop. As of December 31, 2022, we held 17 registered patents (of which 11 are U.S. patents) and have 19 pending patent applications (of which 17 are pending U.S. patent applications) covering a range of key aspects of our proprietary technology, including, among other things, methods for data extraction, normalization, aggregation and ingestion, as well as privacy and consent management technology.

In addition to patent laws, we rely on copyright and trade secret laws to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with OEMs, customers, vendors, employees, consultants and through other similar measures.

Market Position

The market for vehicle data marketplaces is emerging and several players are in the early and growth stages. Our closest competitors focus on data provisioning, services to manage and structure data and consent management.

Outlying players include service providers and personal use case companies. These players focus on enabling services via APIs and connecting service providers with customers’ PII. They may also provide industry-specific data and service providers for location-based services, while others focus on fleet management, and repair-and maintenance data services.

Additionally, tech companies, such as Google and Alibaba, and vehicle operating system providers, such as Huawei and Baidu, may enter the vehicle data market.

Companies providing cloud computing platforms and APIs, such as Amazon Web Services and Microsoft, may also enter the vehicle data exchange or utilization space.

We currently face challenges from a range of companies seeking to establish and develop relationships with OEMs and other data providers. Some players are working to advance technology, performance and innovation in their development of new solutions.

Within the vehicle data segment, traction is based significantly on scale, performance and technology. We believe that our deep relationships with OEMs and other data providers, our mature, proprietary technology and global coverage well position us to partner with additional OEMs, and data providers looking for a strong data partner with low operational risk.

We believe that it may take small, emerging companies a substantial period of time and many resources to gain the recognition and trust of OEMs and other data providers. We believe that our early and broad engagement with OEMs and fleets, resulting in strong relationships and potentially the largest installed base in the market, differentiates us from our competitors.

We expect that our technology and continual innovation will support our position as a leader in the vehicle data market based on the previous mentioned market differentiators. While other market players will continue to emerge and recede, we believe our leadership position will maintain its stronghold.

Government Regulation

Vehicle data companies are subject to emerging regulatory federal, state, national and international frameworks that are in a rapid state of change.

To operate its platform and provide services to its customers, we receive, process and share vehicle-generated data. This data includes PII and aggregate data from our data providers, such as OEMs, fleet operators and mobile devices. PII can only be collected, processed and shared in compliance with legal and technical requirements such as GDPR, the EU Directive on Privacy and Electronic Communications, Regulation (EU) 2018/858 requiring OEMs to share connected car data with third parties or California’s CCPA as well as industry standards (as such NEVADA Share & Secure) promoting open access to data and neutrality. Aggregate data is generally subject to different privacy obligations or is exempt from personal data protection laws. We do not receive, process or share vehicle generated PII without receiving sufficient assurances from our data providers that the subject of the information has been provided with clear and appropriate notice and explicitly consented to provide such information. We view privacy regulation as generally favorable to its business as the Otonomo Vehicle Data Platform allows data providers and customers to utilize personal and aggregate data while complying with privacy regulations through the Otonomo Consent Management Hub and the Otonomo Dynamic Blurring Engine.

Regulation requiring greater and more equal access to vehicle data requires data providers to share more data with more data consumers thereby reducing costs for data consumers and enabling more use cases and opens new end markets. We believe that breaking down barriers to data accessibility will make more data-driven services available, grow data utilization opportunities for our partners and customers and expand the connected car ecosystem.

Growing car connectivity and digitization, the acceleration of autonomous driving innovation and the expansion of digital mobility services has contributed to the continued rise of the importance of cybersecurity in the automotive industry. Regulators have started adopting mandatory minimum standards for vehicle software cybersecurity. For example, in December 2019 California’s Department of Motor Vehicles published regulations requiring light-duty autonomous delivery vehicles to be certified as meeting current industry standards to help defend against, detect and respond to cyber-attacks, unauthorized intrusions or false vehicle control commands.

The largest international vehicle regulatory system, the World Forum for the Harmonization of Vehicle Regulations (“WP.29”), which is part of the United Nations Economic Commission for Europe (“UNECE”), published in June 2020 is the first WP.29 regulation that outlines cybersecurity requirements for OEMs and the connected and autonomous vehicles that they manufacture. The WP.29 automotive cybersecurity regulation also outlines processes that OEMs in over 60 countries must have within their organizations and vehicles to achieve vehicle-type approval with regard to cybersecurity in their vehicles.

The vehicle data and connected car regulatory landscape is still evolving rapidly. We believe that national and international legal frameworks around vehicle data and connected cars will continue to develop and change to address technological, consumer and societal developments. We may become subject to additional regulatory schemes and requirements, whether applicable to it directly as a vehicle data marketplace, or indirectly, as a result of legal requirements imposed on OEMs and other data providers.

As a global technology company, we are also subject to trade, export controls, anti-bribery and sourcing regulations in various jurisdictions. Our operations are also subject to various federal, state and foreign laws and regulations governing the employment and occupational health and safety of our employees and wage regulations.

Seasonality

We do not experience material seasonality in our operations.

Employees

As of December 31, 2022, we had 225 full-time (or full-time equivalent) employees based primarily in Israel, including 38 employees engaged in research and development, 11 employees in product development and management, 23 employees in sales and marketing and 27 employees in general management, administration and finance. We also have 18 employees based in the United States, 103 employee based in the United Kingdom and 5 employees based in other European countries. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. To date, we have not experienced any work stoppages. Due to the Cost Reduction Initiative, we significantly reduced our headcount in the second quarter of 2023.

Facilities

Our headquarters is located in Herzliya, Israel. Our headquarters is subject to a lease agreement with an initial term that expired in December 2022; however, the lease automatically renews on a quarterly basis. This facility contains engineering, product, commercial, marketing, sales and administrative functions. In addition, we have two lease agreements for our Sheffield facility in the UK, which such leases expiring in September 2027 and December 2029, respectively.

Legal Proceedings

We may be subject from time to time to various proceedings, lawsuits, disputes or claims in the ordinary course of business. We investigate these claims as they arise. Although claims are inherently unpredictable, we are currently not aware of any matters that, if determined adversely to the Company, would individually or taken together, have a material adverse effect on our business, financial position, results of operations, or cash flow.

OTONOMO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the terms “Otonomo,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Otonomo Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity, unless otherwise specified.

You should read the following discussion and analysis of our financial condition and results of operations together with the historical audited annual consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading one-stop shop for mobility data. Otonomo fuels a data ecosystem of OEMs, fleets and service providers spanning the transportation, mobility and automotive industries. Our platform securely processes data globally from vehicles licensed on the platform and mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment and operations.

As part of our proprietary data platform, we have developed a robust suite of SaaS offerings that provide both OEMs and service providers with additional capabilities, and that incorporate vertically specific applications to meet different privacy, regulation, storage, visualization and data insight needs.

Privacy by design and neutrality are at the core of our platform, which enables compliance with regulations such as GDPR, CCPA, and other vehicle specific regulations, such as the EU requirement/directive that OEMs share connected car data with third parties or the Massachusetts’ Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

We generate the majority of our revenue from subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”).

Our customers typically enter into contractual arrangements with terms up to three-years. Some customers, especially smaller organizations, consume data points on our platform through the self-serve platform on an on-demand basis for which we charge based on data points or trips taken.

Our go-to-market strategy is focused on expanding our access to data through partnering with OEMs, fleets and other data providers, acquiring new customers and driving continued use of our platform for existing customers.

We pursue strategic partnerships with OEMs, fleets and other data providers through a dedicated team segmented by geographical regions. We focus our selling efforts on organizations of various sizes, within specific customer segments, and licenses access to our platform through a direct sales force which is geographically separated. Our platform is used globally by organizations of all sizes across a broad range of industries. In 2022, we had 107 total customers, which was an increase from 55 total customers in 2021.

Key Factors Affecting Our Operating Results

Cost Reduction Initiative

During the fourth quarter of 2022, the Company commenced the Cost Reduction Initiative, which included a workforce reduction of a significant number of employees in connection with the Company adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, the Company sunsetted its MI services in December 2022 and sunsetted its Connected Vehicle Data services in April 2023.

Focusing on Connected Fleet and Connected Insurance Tech business lines

In connection with the Cost Reduction Initiative, the Company is focusing on the Connected Fleet and Connected Insurance Tech business lines. The Company sunsetted its MI services in December 2022 and sunsetted its Connected Vehicle Data services in April 2023. We may not achieve anticipated revenue growth due to the Cost Reduction Initiative, which includes a workforce reduction of a significant number of employees.

Expanding Within Our Existing Customer Base

We believe that there is a substantial opportunity to expand the usage of our platform within our existing customers. We plan to continue investing in our direct sales force to encourage increased data consumption and adoption of new use cases among our existing customers.

Once deployed, our customers often expand their use of our platform more broadly within the enterprise and across their ecosystem of customers and partners as they identify new use cases and realize the benefits of our platform.

In any given period, there is a risk that customer consumption of our platform will be lower than we expect, which may cause fluctuations in our revenue and results of operations. Our ability to increase usage of our platform by existing customers, and, in particular, by large enterprise customers, will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing, availability and quality of data, overall changes in our customers’ spending levels and the effectiveness of our efforts to help our customers realize the benefits of our platform.

Key Business Metric

We monitor the key business metric set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metric discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Components of Results of Operations

Revenues

The revenue comprised mainly of subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”). In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

The following table sets forth the geographic breakdown of revenues for the periods indicated.

	Year Ended December 31,
	2022	2021	2020
	USD thousands	USD thousands	USD thousands
Americas	3,283	176	43
APAC	188	329	164
EMEA	3,521	1,218	187

Total revenues	6,992	1,723	394

	Period Ended March 31,
	2023	2022
	USD thousands	USD thousands
Americas	830	344
APAC	27	11
EMEA	982	676

Total revenues	1,839	1,031

Cost of Services

Cost of services consists primarily of expenses related to the purchasing of data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries and benefits.

Operating Expenses

Our operating expenses consist of third-party cloud infrastructure, sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses and share-based compensation. Operating expenses also include allocated overhead costs. Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, IT-related personnel and other expenses, such as software and subscription services.

Third-Party Cloud Infrastructure

Third-party cloud infrastructure expenses include expenses incurred in connection with the Company’s customers’ use of the Company’s platform and the maintenance of the Company’s platform on public clouds, such as cloud computing or other hosting and data storage, including different regional deployments. In addition, cloud infrastructure also includes the third-party cloud infrastructure expenses incurred with internal research and development use.

We expect that our third-party cloud infrastructure expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and completed in the second quarter of 2023.

Research and Development

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools and allocated overhead. Research and development costs are expensed as incurred.

We expect that our research and development expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and completed in the second quarter of 2023.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing staff, including salaries, benefits, bonuses, share-based compensation and travel. Marketing expenses also include third-party software tools required for marketing automation and consulting and advertising costs. We expect these costs to increase over time as the market expands and additional tools are implemented. Prior to the disruption of international travel caused by the COVID-19 pandemic beginning in January 2020, sales and marketing expenses also included international travel of personnel and expenses related to trade shows and other marketing events. We expect that our sales and marketing expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and completed in the second quarter of 2023.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, and administrative personnel, including salaries, benefits, bonuses, and share-based compensation. General and administrative expenses also include external legal, accounting, bookkeeping and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, and other corporate expenses. General and administrative expenses also include allocated overhead costs.

We incur additional expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our sales and marketing expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and completed in the second quarter of 2023.

Financial Income (Expense), Net

Financial income (expense), net, consists primarily of adjustments related to changes in value of our warrants for Otonomo Ordinary Shares, which were charged to financial income (expenses), net.

In addition, financial income (expense), net also include interest income earned on our cash equivalents and short-term and long-term deposits and investments as well as currency related adjustments.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this proxy statement/prospectus.

Comparison of the Periods Ended March 31, 2023 and March 31, 2022

Revenue

	Period Ended March 31,		Change	Change
	2023	2022	$	%
	(Dollars in thousands)
Americas	$830	$344	$486	141%
APAC	$27	$11	$16	145%
EMEA	$982	$676	$306	45%

Total	$1,839	$1,031	$808	78%

Revenue increased by approximately $808 thousand, or 78%, to approximately $1,839 thousand for the period ended March 31, 2023, from approximately $1,031 thousand for the period ended March 31, 2022. Growth was primarily driven by the contribution of $1,592 thousand in revenue by The Floow, which was acquired in April 2022, which was offset by $784 thousand due to the decrease in revenue from Connected Vehicle Data and the MI services.

Costs of Services and Operating Expenses

	Period Ended March 31,		Change	Change
	2023	2022	$	%
	(Dollars in thousands)
Cost of services	$1,204	$380	$824	217%
Cloud infrastructure	$754	$1,158	$(404)	(35)%
Research and development	$3,550	$4,778	$(1,228)	(26)%
Sales and marketing	$4,642	$4,410	$232	5%
General and administrative	$7,344	$4,970	$2,374	48%
Depreciation and amortization	$87	$455	$(368)	(81)%
Contingent consideration income	$1,381	$—	$1,381	100%

Total costs of services and operating expenses	$18,962	$16,151	$2,811	17%

Cost of services

Cost of services increased by approximately $824 thousand, or 217%, to approximately $1,204 thousand for the period ended March 31, 2023, from approximately $380 thousand for the period ended March 31, 2022. Cost of services includes the purchasing of data for $556 thousand, an increase of 46% year over year, which reflects the cost we paid to the OEMs and other data providers for their data.

Third-Party Cloud Infrastructure

Third-party cloud infrastructure expenses decreased by approximately $404 thousand, or 35%, to approximately $754 thousand for the period ended March 31, 2023, from approximately $1,158 thousand for the period ended March 31, 2022. The decrease largely occurred as a result of the Cost Reduction Initiative.

Research and Development

Research and development expenses decreased by approximately $1,228 thousand, or 26%, to approximately $3,550 thousand for the period ended March 31, 2023, from approximately $4,778 thousand for the period ended March 31, 2022. The increase was mainly due to workforce growth in connection with The Floow acquisition and the Neura acquisition. The decrease was mainly due to workforce reduction in connection with the Cost Reduction Initiative.

Sales and Marketing

Sales and marketing expenses increased by approximately $232 thousand, or 5%, to approximately $4,642 thousand for the period ended March 31, 2023 from approximately $4,410 thousand for the period ended March 31, 2022. The increase was mainly due to restructuring costs of $1,336 thousand. Net expenses, excluding restructuring expenses, decreased by 25%, respectively, year over year mainly due to the Cost Reduction Initiative.

General and Administrative

General and administrative expenses increased by approximately $2,374 thousand, or 48%, to approximately $7,344 thousand for the period ended March 31, 2023 from approximately $4,970 thousand for the period ended

March 31, 2022. The increase was primarily attributable to $3,597 thousand of transaction expenses related to the Merger Agreement and $84 thousand of restructuring costs. Net expenses, excluding restructuring and transaction expenses, decreased by 26% mainly due to the Cost Reduction Initiative.

Depreciation and amortization

Depreciation and amortization decreased by approximately $368 thousand, or 81%, to approximately $87 thousand for the period ended March 31, 2023, from approximately $455 thousand for the period ended March 31, 2022. In the period ended March 31, 2022, the main expense can be attributed to the amortization of technology, customer relationships and trademarks that was acquired in connection with the Neura acquisition and began amortizing in October 2021. The decrease primarily stems from Neura’s goodwill and intangibles impairment charge during the second quarter of 2022, which was triggered by the decrease in the stock market and recorded in compliance with ASC 350 “Intangibles—Goodwill and Other.”

Contingent consideration income

During the period ended March 31, 2023, the contingent consideration liability accrual in relation to The Floow acquisition increased by $1,381 thousand due to revaluation.

Financial (Expense) Income, Net

	Period Ended March 31,		Change	Change
	2023	2022	$	%
	(Dollars in thousands)
Financial (Expense) Income, Net	$1,374	$1,026	$348	34%

Financial income was $1,374 thousand in the period ended March 31, 2023 compared to financial income of $1,026 thousand in the period ended March 31, 2022. The change primarily related to interest income from deposits and investment in marketable securities, currency exchange changes and the revaluation of warrants and redeemable convertible preferred shares.

Comparison of the Years Ended December 31, 2022 and December 31, 2021

Revenue

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(Dollars in thousands)
Americas	$3,283	$176	$3,107	1,765%
APAC	$188	$329	$(141)	(43)%
EMEA	$3,521	$1,218	$2,303	189%

Total	$6,992	$1,723	$5,269	306%

Revenue increased by approximately $5,269 thousand, or 306%, to approximately $6,992 thousand for the year ended December 31, 2022, from approximately $1,723 thousand for the year ended December 31, 2021. Growth was primarily driven by growth in our core connected vehicle data and the contribution of revenue by The Floow, which we acquired in April 2022. In 2022, we had 107 total customers, an increase from 55 total customers in 2021.

Costs of Services and Operating Expenses

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(Dollars in thousands)
Cost of services	$3,367	$953	$2,414	253%
Cloud infrastructure	$4,777	$2,814	$1,963	70%
Research and development	$22,573	$12,077	$10,496	87%
Sales and marketing	$21,761	$9,435	$12,326	131%
General and administrative	$22,059	$11,904	$10,155	85%
Depreciation and amortization	$2,749	$532	$2,217	417%
Contingent consideration income	$(8,954)	$—	$(8,954)	100%
Impairment of Goodwill	$49,686	$—	$49,686	100%
Impairment of intangible assets	$22,355	$—	$22,355	100%

Total costs of services and operating expenses	$140,373	$37,715	$102,658	272%

Cost of services

Cost of services increased by approximately $2,414 thousand, or 253%, to approximately $3,367 thousand for the year ended December 31, 2022, from approximately $953 thousand for the year ended December 31, 2021. Cost of services includes the purchasing of data for $2,249 thousand, an increase of 143% year over year, which reflects the cost we paid to the OEMs and other data providers for their data.

Third-Party Cloud Infrastructure

Third-party cloud infrastructure expenses increased by approximately $1,963 thousand, or 70%, to approximately $4,777 thousand for the year ended December 31, 2022, from approximately $2,814 thousand for the year ended December 31, 2021. The increase largely occurred as a result of The Floow acquisition as well as an increase in traffic and data storage related to our platform maintenance and internal research and development use.

Research and Development

Research and development expenses increased by approximately $10,496 thousand, or 87%, to approximately $22,573 thousand for the year ended December 31, 2022, from approximately $12,077 thousand for the year ended December 31, 2021. The increase was mainly due to workforce growth in connection with The Floow acquisition and the Neura acquisition.

Sales and Marketing

Sales and marketing expenses increased by approximately $12,326 thousand, or 131%, to approximately $21,761 thousand for the year ended December 31, 2022 from approximately $9,435 thousand for the year ended December 31, 2021. The increase was mainly due to workforce growth in connection with The Floow acquisition and the Neura acquisition.

General and Administrative

General and administrative expenses increased by approximately $10,155 thousand, or 85%, to approximately $22,059 thousand for the year ended December 31, 2022 from approximately $11,904 thousand for the year ended December 31, 2021. The increase was primarily attributable to an increase in headcount in connection with The Floow acquisition and the Neura acquisition.

Depreciation and amortization

Depreciation and amortization increased by approximately $2,217 thousand, or 417%, to approximately $2,749 thousand for the year ended December 31, 2022, from approximately $532 thousand for the year ended December 31, 2021. The increase was primarily attributable to the amortization of technology, customer relationships and trademarks with a useful life of two to eight years that was acquired in connection with the Neura acquisition and The Floow acquisition and began amortizing in October 2021 and April 2022, respectively.

Contingent consideration income

During the year 2022, the contingent consideration accrual in relation to The Floow acquisition decreased by $8,954 thousand.

Impairment of goodwill and intangible assets

Company fully wrote off the goodwill and intangible assets from Neura and The Floow in the total amount of $72,041 thousand, comprised of impairment of goodwill in the amount of $49,686 thousand and technology in the amount of $22,355 thousand. Impairment was triggered by the decrease in the stock market and recorded in compliance with ASC 350 “Intangibles—Goodwill and Other.”

Financial (Expense) Income, Net

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(Dollars in thousands)
Financial (Expense) Income, Net	$2,455	$5,280	$(2,825)	(54)%

Financial income was $2,455 thousand in the year ended December 31, 2022 compared to financial income of $5,280 thousand in the year ended December 31, 2021. The change was primarily related to the revaluation of warrants and redeemable convertible preferred shares, interest income from deposits and investment in marketable securities, and currency exchange changes.

Liquidity and Capital Resources

In the periods and years ended March 31, 2023 and March 31, 2022, December 31, 2022 and December 31, 2021, our principal source of liquidity was the $224 million of net proceeds received from the de-SPAC. As of March 31, 2023, March 31, 2022, December 31, 2022 and December 31, 2021, we had approximately $196.8 million, $129.8 million, $140.6 million and $208.1 million in cash, cash equivalents, restricted cash and short-term and long-term investments, marketable securities short and long-term, respectively. Our investments consist of US and Israeli deposits.

We believe that our existing cash, cash equivalents, and short-term and long-term investments will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months from the date of this proxy statement/prospectus. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, expenses associated with our international expansion, the introduction of platform enhancements, and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table shows a summary of our cash flows for the periods presented:

	Period Ended March 31,		Year Ended December 31,
(Dollars in thousands)	2023	2022	2022	2021
	(Dollars in thousands)
Net cash used in operating activities	$(11,711)	$(11,446)	$(56,373)	$(33,361)
Net cash provided by (used in) investing activities	$12,360	$(54)	$(127,808)	$2,680
Net cash provided by financing activities	$61	$83	$140	$223,776
Foreign currency effect on cash and cash equivalents and short-term restricted cash	$(100)	$—	$(1,244)	$—
Net increase (decrease) in cash and cash equivalents and short-term restricted cash equivalents	$610	$(11,270)	$(185,285)	$193,095

Operating Activities

Our primary uses of cash from operating activities are for personnel-related expenses, sales and marketing expenses, third-party cloud infrastructure expenses and overhead expenses.

Cash used in operating activities mainly consist of our net loss adjusted for certain non-cash items, including contingent consideration income related to The Floow acquisition, share-based compensation, change in the fair value of the warrants, depreciation and amortization expenses, impairment of goodwill and intangible assets and changes in operating assets and liabilities during each period.

During the period ended March 31, 2023, net cash used in operating activities was approximately $11.7 million. The primary factors affecting operating cash flows during this period was net loss of approximately $15.8 million during the periods ended March 31, 2023, primarily due to the transaction costs coming from the Merger Agreement, costs incurred in relation to the Cost Reduction Initiative and the costs of being a public company.

During the period ended March 31, 2022, net cash used in operating activities was approximately $11.5 million. The primary factors affecting operating cash flows during this period was net loss of approximately $14.1 million during the period ended March 31, 2022, primarily due to costs incurred in relation to The Floow acquisition and the costs of being a public company.

During the year ended December 31, 2022 and 2021, net cash used in operating activities was approximately $56.4 million and $33.4 million, respectively. The primary factors affecting operating cash flows during these periods were net losses of approximately $131.1 million and $30.9 million during the years ended December 31, 2022 and December 31, 2021, respectively, primarily due to a significant increase in headcount across the Company, costs incurred in relation to merger and acquisition activity and the costs of being a public company.

Investing Activities

Cash provided by investing activities during the period ended March 31, 2023 was approximately $12.4 million, mainly as a result of net proceeds from short-term bank deposits.

Cash used in investing activities during the period ended March 31, 2022 was approximately $0.1 million as a result of purchases of property and equipment.

Cash used in investing activities during the year ended December 31, 2022 was approximately $127.8 million as a result of net investment in The Floow of approximately $11 million, net of investments in bank deposits and marketable securities of approximately $116.5 million, and purchases of property and equipment to support additional office facilities and long term assets of approximately $0.2 million.

Cash provided by investing activities during the year ended December 31, 2021 was approximately $2.7 million as a result of net investment in Neura of approximately $10 million, as a result of net releases of short-term investments of $12.8 million and purchases of property and equipment to support additional office facilities and long term assets of approximately $0.2 million.

Financing Activities

Cash provided by financing activities for the period ended March 31, 2022 and March 31, 2022 was approximately $0.1 million, respectively, all from option exercises.

Cash provided by financing activities for the year ended December 31, 2022 was approximately $140 thousand, all from option exercises. Cash provided by financing activities for the year ended December 31, 2021 was approximately $223.8 million, primarily as a result of proceeds from the de-SPAC, net of issuance costs, and $44 thousand from option exercises.

Contractual Obligations and Commitments

Our ability to fund our material obligations will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations, we believe that our existing cash balances and expected cash flows generated from operations is sufficient to meet our operating requirements for at least the next twelve months.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the period ended March 31, 2023.

As of the year ended December 31, 2022, the Company had a bank guaranty to the leased premises’ landlord of $229 thousand.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of its business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2022, we had approximately $140.3 million of cash, cash equivalents, and short-term investments in an ILS and US linked deposit. In addition, we had approximately $0.3 million of restricted cash primarily due to outstanding letters of credit established in connection with lease agreements for our facilities and to secure our credit card obligations. Our cash, cash equivalents, and short-term and long-term investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have a material impact on our operating results.

Foreign Currency Exchange Risk

Our reporting currency and the functional currency of our wholly owned foreign subsidiaries is the U.S. dollar. Our sales are currently denominated in U.S. dollars and Euros, and therefore our Euro dominated revenue is currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in Israel, USA and Germany, Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although it may choose to do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have a material impact on our operating results.

Research and Development, Patents and Licenses, Etc.

Our research and development activities are primarily located in Israel and the United Kingdom.

Research and development expenses are primarily comprised of costs of our research and development personnel and other development-related expenses. Research and development personnel focus primarily on continuously enhancing our vehicle data marketplace. We invest in research and development in order to address our customer’s needs across a range of use cases and create unique differentiation for our business and offerings in the market.

Trend Information

During the fourth quarter of 2022, the Company commenced the Cost Reduction Initiative, which included a workforce reduction of a significant number of employees in connection with the Company adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, the Company sunsetted its MI services in December 2022 and sunsetted its Connected Vehicle Data services in April 2023.

The Cost Reduction Initiative was completed in the second quarter of 2023 and we anticipate that the Cost Reduction Initiative will result in cost savings. The estimates of the charges and expenditures that we expect to incur in connection with the workforce reduction, and timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and we may incur costs that are greater than we currently expect in connection with the Cost Reduction Initiative.

Other than described in this proxy statement/prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

The Company recognizes revenue at the time control of services is transferred to its customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company’s revenue is comprised mainly of subscription fees from customers accessing its enterprise cloud computing services (“SaaS subscriptions”).

In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

The Company determines revenue recognition through the following five-step framework:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The Company evaluates the terms and conditions included within the customer’s contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines standalone selling price by considering the historical selling price of these performance obligations in similar transactions as the well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing, industry publications and current pricing practices.

The Company’s SaaS subscriptions revenues consist primarily of fees to provide the Company’s customers access to its cloud-based platform, including routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. The Company recognizes subscription revenues ratably over the contract term beginning on the commencement date of each contract, which is the date the Company makes the services available to the customers.

The Company’s subscription contracts typically have a term of up to three years and are based on fixed-fee and/or a pay-per-use basis. Certain pay-per-use contract includes minimum monthly or annual fees. For fixed-fee basis contracts, invoicing occurring in quarterly or monthly installments at the end of each period. Fixed or substantive minimum fees are recognized ratably over the term of the arrangement beginning on the date that the service is made available to the customer. For pay-per-use contracts, the Company applies the ‘as-invoiced’ practical expedient and recognizes revenue in the amount which is equivalent to the service rendered each month. Invoicing is normally done monthly at the end of each month.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net, on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. To the extent the Company bills customers in advance of the billing period commencement date, the trade receivable and corresponding deferred revenue amounts are netted to zero on the Company’s consolidated balance sheets, unless such amounts have been paid as of the balance sheet date. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Share-Based Compensation

We measure share-based awards granted to our employees, consultants or advisors or our affiliates based on their fair value on the date of the grant and recognizes compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions.

We estimate the fair value of each share option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of Otonomo Ordinary Shares and assumptions for the volatility of Otonomo Ordinary Shares, the expected term of its share options, the risk-free interest rate for a period that approximates the expected term of our share options and their expected dividend yield.

Recently Issued Accounting Pronouncements

See our financial statements included elsewhere in this proxy statement/prospectus for recently issued accounting pronouncements not yet adopted as of the date of this proxy statement/prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of the Merger, and to Non-U.S. Holders (as defined below) of the ownership and disposition of Urgently common stock received in the Merger. This summary is based on the Code, the U.S. Treasury Regulations promulgated under the Code, and administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion is limited to U.S. Holders and Non-U.S. Holders of Otonomo Ordinary Shares who hold their Otonomo Ordinary Shares, and will hold their Urgently common stock received in the Merger, as a capital asset under Section 1221 of the Code (generally, property held for investment).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Otonomo Ordinary Shares and, after the Merger, Urgently common stock received in the Merger that is, for U.S. federal income tax purposes:

(1)	an individual who is a citizen or resident of the United States;

(2)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

(3)	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(4)

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Otonomo Ordinary Shares and, after the Merger, Urgently common stock received in the Merger that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

This summary is not a complete description of all the tax consequences of the Merger to U.S. Holders or the ownership and disposition of Urgently common stock received in the Merger to Non-U.S. Holders and, in particular, does not address the U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders who are subject to special treatment under U.S. federal income tax law, including, without limitation:

•	partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) and partners therein;

•	financial institutions;

•	dealers in securities;

•	insurance companies;

•	tax-exempt entities or governmental organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	holders that actually or constructively own five percent or more (by vote or value) of Otonomo Ordinary Shares, or, following the Merger, Urgently common stock;

•	U.S. expatriates and former long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•

U.S. Holders who are required to accelerate the recognition of any item of gross income with respect to Otonomo Ordinary Shares (or, after the Merger, Urgently common stock) as a result of such income being recognized on an applicable financial statement;

•	tax-qualified retirement plans;

•	holders deemed to hold Otonomo Ordinary Shares or Urgently common stock under the constructive sale provisions of the Code; and

•

holders who acquired Otonomo Ordinary Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold Otonomo Ordinary Shares or Urgently common stock as part of a hedge, straddle, conversion, or other integrated transaction).

In addition, no information is provided with respect to the tax consequences of the Merger to U.S. Holders or the ownership or disposition of Urgently common stock received in the Merger to Non-U.S. Holders under the U.S. federal estate, gift, Medicare, and alternative minimum tax laws, or any applicable state, local, or non-U.S. tax laws.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Otonomo Ordinary Shares and, after the Merger, Urgently common stock received in the Merger, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Otonomo Ordinary Shares and, after the Merger, Urgently common stock received in the Merger and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the Merger and the ownership and disposition of Urgently common stock received in the Merger in light of their specific circumstances.

The tax consequences of the Merger and the ownership and disposition of Urgently common stock received in the Merger will depend on your specific situation. You should consult your tax advisor as to the U.S. federal income tax consequences of the Merger and the ownership and disposition of Urgently common stock received in the Merger to you in light of your particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local, and non-U.S. income or other tax laws and of any changes in those laws.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

General Treatment of the Merger

The U.S. federal income tax consequences of the Merger to U.S. Holders of Otonomo Ordinary Shares will depend on whether the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. Each of Otonomo and Urgently intends for the Merger to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code and have agreed to report the Merger consistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. However, notwithstanding the parties’ intent, there are significant factual uncertainties as to whether the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code, and, therefore, the tax treatment of the Merger is inherently uncertain. Such qualification will depend, in part, on facts that will not be known until the time of Closing, shortly before Closing or following Closing, such as whether the receipt of Otonomo Ordinary Shares in the Merger is subject to certain Israeli withholding taxes, the elimination of certain Otonomo Options pursuant to the Merger Agreement, and the high level of Otonomo’s cash as compared to Otonomo’s other assets. Moreover, even if the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, if Otonomo is or has been classified as a “passive foreign investment company,” or PFIC, under Section 1297 of the Code for any taxable year, which is expected to be the case for its taxable year ended December 31, 2022 and the taxable year in which the Merger occurs, a U.S.

Holder that owned (or was deemed to own) Otonomo Ordinary Shares in such taxable year, under the Code and certain proposed Treasury Regulations, may be subject to certain adverse U.S. federal income tax consequences as a result of the Merger, including recognition of gain, unless certain exceptions apply, as described further in “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Passive Foreign Investment Company Rules.”

The completion of the Merger is not conditioned on the Merger qualifying as a “reorganization” under Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code, nor upon the receipt of an opinion of counsel or a ruling from the IRS to that effect. Neither Otonomo nor Urgently has requested or intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger, nor would any opinion of counsel or the discussion that follows regarding such treatment be binding on the IRS or the courts. Accordingly, even if Otonomo and Urgently conclude that the Merger qualifies as a “reorganization” under of Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

Neither Otonomo nor Urgently nor any other party to the Merger agreement, nor any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. Each holder of Otonomo Ordinary Shares is urged to consult its tax advisors with respect to the qualification of the Merger as a “reorganization” under Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code and the tax consequences to them if the Merger does not so qualify.

Except with respect to the discussion below under “—Tax Consequences if the Merger Does Not Qualify as a “reorganization” Within the Meaning of Section 368(a) of the Code” and “—Passive Foreign Investment Company Rules,” the remainder of this discussion assumes that the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code.

Tax Consequences if the Merger Qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code

Assuming the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” the material U.S. federal income tax consequences of the Merger to U.S. Holders are as follows:

•	a U.S. Holder who receives solely shares of Urgently common stock in exchange for Otonomo Ordinary Shares pursuant to the Merger will not recognize gain or loss;

•	the aggregate tax basis of the shares of Urgently common stock received in the Merger will be the same as the aggregate tax basis of the Otonomo Ordinary Shares exchanged therefor; and

•	the holding period of the shares of Urgently common stock received in the Merger will include the holding period of the Otonomo Ordinary Shares exchanged therefor.

U.S. Holders that hold different blocks of Otonomo Ordinary Shares (generally, Otonomo Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors as to the determination of the tax bases and holding periods of the shares of Urgently common stock received in the Merger.

Tax Consequences if the Merger Does Not Qualify as a “reorganization” Within the Meaning of Section 368(a) of the Code

If, notwithstanding the intent of the parties, the Merger does not qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code (or any other form of “reorganization” within the meaning of Section 368(a) of the Code) as discussed above under “—General Treatment of the Merger,” and subject to the discussion below under “—Passive Foreign Investment Company

Rules,” a U.S. Holder of Otonomo Ordinary Shares generally would recognize gain or loss with respect to its Otonomo Ordinary Shares in an amount equal to the difference, if any, between the fair market value of the Urgently common stock received by such U.S. Holder in the Merger and the U.S. Holder’s adjusted tax basis in its Otonomo Ordinary Shares surrendered in exchange therefor. Subject to the discussion below relating to PFICs, such gain or loss will be long-term capital gain or loss provided that the U.S. Holder’s holding period for its Otonomo Ordinary Shares is more than one year at the time of the Merger. Under current law, long-term capital gains recognized by U.S. Holders that are not corporations generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to certain limitations. A U.S. Holder’s tax basis in the Urgently common stock received would generally be equal to the fair market value of such Urgently common stock at the time if the Merger, and the U.S. Holder’s holding period with respect to such Urgently common stock received in the Merger would not include the holding period of the U.S. Holder’s Otonomo Ordinary Shares surrendered in exchange therefor.

U.S. Holders that hold different blocks of Otonomo Ordinary Shares (generally, Otonomo Ordinary Shares purchased or acquired on different dates or at different prices) will generally be required to calculate gain or loss separately for each block of Otonomo Ordinary Shares. Such U.S. Holders should consult their tax advisors to determine how the above rules could apply to them.

Passive Foreign Investment Company Rules

General. Regardless of whether the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) and/or Section 368(a)(2)(E), if Otonomo were characterized as a passive foreign investment company (“PFIC”) for any year during a U.S. Holder’s holding period for its Otonomo Ordinary Shares, certain potentially adverse rules may affect the U.S. federal income tax consequences to such U.S. Holder and result in U.S. federal income tax consequences different from those described above.

A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (1) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (2) at least 75% of the corporation’s gross income is passive income, in each case, as determined under the PFIC rules.

PFIC Status of Otonomo. Based on the composition of Otonomo’s income and assets, and the market value of its shares and assets (including unbooked goodwill), including the composition of income and assets and the market value of shares or assets, as applicable, of its subsidiaries, Otonomo believes it was a PFIC for its taxable year ended December 31, 2022 and, based on the current and anticipated composition of its and its subsidiaries’ income, assets and operations, Otonomo believes it is likely to be a PFIC for its taxable year in which the Merger occurs. Furthermore, Otonomo believes its taxable year ended December 31, 2022 is the first taxable year in which it was a PFIC. Moreover, if any of Otonomo’s non U.S. subsidiaries is determined to be a PFIC, certain special rules may apply with respect to an indirect disposition of such subsidiary.

The determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, whether Otonomo will be a PFIC for the taxable year in which the Merger occurs will not be known as of the effective date of the Merger. There can be no assurance that the IRS will not challenge any determination made by Otonomo concerning its PFIC status.

Effects of PFIC Rules on the Merger. Even if the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) and/or Section 368(a)(2)(E), Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Otonomo Ordinary Shares as a result of the Merger if:

•	Otonomo were classified as a PFIC at any time during such U.S. Holder’s holding period in such Otonomo Ordinary Shares; and

•

the U.S. Holder had not timely made (a) a QEF Election for the first taxable year in which the U.S. Holder owned Otonomo Ordinary Shares or in which Otonomo was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a MTM Election (as defined below) with respect to such Otonomo Ordinary Shares.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Otonomo. Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such Otonomo Ordinary Shares;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Otonomo was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described above) of such U.S. Holder.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. However, assuming that the proposed regulations are finalized in their current form, U.S. Holders of Otonomo Ordinary Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or a MTM Election (each as defined below) may be subject to taxation under the PFIC rules with respect to their Otonomo Ordinary Shares as a result of the Merger. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or a MTM Election with respect to its Otonomo Ordinary Shares is referred to herein as an “Electing Shareholder,” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder.”

As noted above, the Merger could require recognition of any gain under the PFIC rules regardless of whether the Merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code if, as expected by Otonomo, Otonomo is considered a PFIC and the U.S. Holder is a Non-Electing Shareholder.

If, notwithstanding the intent of the parties, the Merger does not qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code (or any other form of “reorganization” within the meaning of Section 368(a) of the Code), a U.S. Holder would be subject to the PFIC rules discussed above if, as expected by Otonomo, Otonomo is considered a PFIC and the U.S. Holder is a Non-Electing Shareholder.

Pursuant to the proposed Treasury Regulations under Section 1291(f) of the Code, if a U.S. person (for U.S. federal income tax purposes) disposes of stock of a PFIC in certain nonrecognition transfers and such stock is owned or considered owned by a U.S. person immediately after such transfer and certain other requirements are met, the U.S. person disposing of such PFIC stock would not be subject to gain recognition as discussed above even if no QEF Election or MTM Election has been made. Although the Otonomo Ordinary Shares will be transferred to Urgently in connection with the Merger, there is no assurance that the requirements of the proposed Treasury Regulations, which are complex and ambiguous, will be met, or that the proposed Treasury Regulations will be finalized, and therefore, U.S. Holders who have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or a MTM Election may be subject to taxation under the PFIC rules as a result of the Merger. Moreover, if any of Otonomo’s non-U.S. subsidiaries is determined to be a PFIC, certain special rules may apply with respect to an indirect disposition of such subsidiary.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE MERGER, INCLUDING THE IMPACT OF SECTION 1291(f) OF THE CODE, ANY PROPOSED OR FINAL TREASURY REGULATIONS AND THE AVAILABILITY OF ANY ELECTIONS.

QEF and Mark-to-Market Elections. The impact of the PFIC rules described above on a U.S. Holder of Otonomo Ordinary Shares will depend on whether the U.S. Holder makes or has made a timely and effective election to treat Otonomo as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Otonomo Ordinary Shares during which Otonomo was a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election creating a deemed sale or deemed dividend. Generally, a QEF Election is required to be filed not later than the deadline for filing the tax return of the electing shareholder for the tax year in which Otonomo first became a PFIC and during which such shareholder owned Otonomo Ordinary Shares. Moreover, annual filings are required by such electing shareholder for subsequent years during which Otonomo was a PFIC.

Otonomo believes its taxable year ended December 31, 2022 is the first taxable year in which it was a PFIC and, thus, the first year in which a U.S. Holder would make a QEF Election. All U.S. Holders are urged to consult their tax advisors regarding the availability and impact of a QEF Election to them, as well as how to make a timely and valid QEF Election.

A U.S. Holder’s ability to make a timely and effective QEF Election with respect to Otonomo is contingent upon, among other things, the provision by Otonomo of a “PFIC Annual Information Statement” to such U.S. Holder. Otonomo will endeavor to provide PFIC Annual Information Statements, upon request, to U.S. Holders of Otonomo Ordinary Shares with respect to each taxable year for which Otonomo determines it is or has been a PFIC. There is no assurance, however, that Otonomo will timely provide such information. Because Otonomo will provide the PFIC Annual Information Statement only upon request, any U.S. Holder planning to make a QEF Election is urged to consult its tax advisors and contact Otonomo if it plans to make a QEF Election.

A U.S. Holder with a valid QEF Election in effect with respect to Otonomo generally would not be subject to the adverse PFIC rules discussed above with respect to its Otonomo Ordinary Shares, but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Otonomo, whether or not such amounts are actually distributed. A U.S. Holder making a QEF Election with respect to the 2022 taxable year would therefore include in income its pro rata share of Otonomo’s ordinary earnings and net capital gain for the 2022 taxable year. Moreover, if any of Otonomo’s non-U.S. subsidiaries is determined to be a PFIC, certain special rules may apply with respect to an indirect disposition of such subsidiary. Furthermore, if Otonomo is a PFIC for its taxable year that includes the Closing, a U.S. Holder with a QEF Election in effect would include in income its pro rata share of Otonomo’s ordinary earnings and net capital gain for the taxable year that includes the Closing. Although a U.S. Holder’s pro rata share of Otonomo’s ordinary earnings and net capital gain would generally only include the portion of the taxable year through the Closing Date, because ordinary earnings and net capital gain are generally calculated on an annual basis, ordinary earnings and net capital gain from the post-Closing portion of the taxable year that includes the Closing would generally impact the calculation.

The impact of the PFIC rules on a U.S. Holder of Otonomo Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold

(actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (a “MTM Election”). No assurance can be given that the Otonomo Ordinary Shares are considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect to the disposition of their Otonomo Ordinary Shares in connection with the Merger or otherwise. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Otonomo Ordinary Shares at the end of its taxable year over its adjusted basis in its Otonomo Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Otonomo Ordinary Shares over the fair market value of its Otonomo Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The U.S. Holder’s basis in its Otonomo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Otonomo Ordinary Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to Otonomo Ordinary Shares, including in connection with the Merger.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE, THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF SECTION 1291(f) OF THE CODE AND ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Israeli Taxes and Foreign Tax Credit

The Israeli tax consequences of the Merger to U.S. Holders of Otonomo Ordinary Shares may vary depending upon the particular circumstances of each U.S. Holder, and any tax rulings issued by the Israel Tax Authority. For example, certain U.S. Holders may be entitled to relief from Israeli tax under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income. To the extent any Israeli tax is imposed on the merger consideration, such tax may not be creditable for U.S. federal income tax purposes.

U.S. Holders of Otonomo Ordinary Shares are urged to carefully review the section titled “Material Israeli Tax Consequences of the Merger—Israeli Capital Gains Tax” and “Material Israeli Tax Consequences of the Merger—Israeli Tax Withholding” for more information and to consult with their tax advisors as to the particular consequences that may apply to such U.S. Holder with respect to Israeli taxes.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Urgently Common Stock to Non-U.S. Holders

Distributions with Respect to Urgently Common Stock

In general, any distributions of cash or property made to a Non-U.S. Holder with respect to Urgently common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty provided the Non-U.S. Holder properly certifies as to its eligibility for such reduced rate). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of Urgently’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted tax basis in the Non-U.S. Holder’s Urgently common stock and, to the extent it exceeds the adjusted tax basis in the Non-U.S. Holder’s Urgently common stock, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “—Sale, Exchange or Other Taxable Disposition of Urgently Common Stock.”

Dividends that are effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a Non-U.S. Holder generally will not be subject to U.S.

withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Sale, Exchange or Other Taxable Disposition of Urgently Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income or, subject to the discussion under the headings “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act”, U.S. federal withholding tax on any gain realized upon the sale or other disposition of Urgently common stock unless:

•

such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met; or

•

the Non-U.S. Holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of Urgently common stock at any time during the five-year period preceding the date of disposition, and Urgently is, or has been during the shorter of the five-year period preceding the date of disposition or the period that the Non-U.S. Holder held Urgently common stock, a USRPHC under the Code.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point immediately above will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized by the Non-U.S. Holder in the same taxable year. If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Urgently believes that it is not, and does not expect to become, a USRPHC under the Code, although no assurances can be given in this regard.

Information Reporting and Backup Withholding

Payments of distributions on Urgently common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any distributions on Urgently common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of Urgently common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption.

Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and administrative guidance promulgated thereunder (“FATCA”) impose U.S. withholding on certain payments made to “foreign financial institutions” and to certain other non-U.S. entities, including intermediaries. Such withholding will generally be imposed at a 30% rate on certain payments of (i) dividends on, and (ii) subject to the discussion below regarding the proposed U.S. Treasury Regulations, gross proceeds from the sale or disposition of, Urgently common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA, which will reduce but not eliminate the risk of FATCA withholding for investors in or holding Urgently common stock through financial institutions in such countries. The IRS and the U.S. Treasury Department issued proposed U.S. Treasury Regulations (the “Proposed Regulations”) that would remove gross proceeds described in (ii) above from the withholding obligation. Taxpayers may rely on the provisions of the Proposed Regulations until final regulations are issued.

Non-U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of FATCA to their ownership and disposition of Urgently common stock in light of their particular circumstances, including the effect of any U.S. federal, state, local, or non-U.S. tax laws.

NOTHING IN THE FOREGOING IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE. THE DISCUSSION ABOVE IS NOT A COMPLETE ANALYSIS OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF OTONOMO ORDINARY SHARES OR URGENTLY COMMON STOCK RECEIVED IN EXCHANGE THEREFOR IN THE MERGER. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER AND THE

OWNERSHIP AND DISPOSITION OF URGENTLY COMMON STOCK RECEIVED IN THE MERGER UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER

The following description is not intended to constitute a complete analysis of all Israeli tax consequences to Otonomo shareholders relating to the Merger. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular person in light of their, his or her personal circumstances. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Tax Rulings

Otonomo intends to file requests for tax rulings from the Israel Tax Authority with respect to (i) deferral of the tax event of Otonomo shareholders who are not part of the Interested Public, as defined below, and elect to be part of such ruling, to pay Israeli tax with respect to consideration payable to such holder under the Merger in accordance with the provisions of Section 104H of the ITO, all subject to the conditions to be detailed in such ruling (the 104H Tax Ruling, as defined above), (ii) instructions for withholding or exemption from withholding of Israeli tax on payments of merger consideration paid to Otonomo shareholders and warrant holders who are part of the Interested Public and did not elect to be included in the 104H ruling as described in the following section (i) (the Withholding Tax Ruling, as defined above) and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of 102 Securities and to Otonomo RSU Awards under Section 3(i) of the ITO.

The “Interested Public” holders are generally holders that (i) acquired their shares and warrants in the initial public offering of Otonomo or the secondary market, on or after the date in which Otonomo was registered for trade on the Nasdaq exchange (August 13, 2021), (ii) hold less than 5% (fully diluted or undiluted) of Otonomo’s issued and outstanding shares, (iii) are not registered shareholders of Otonomo, (iv) are not officers, as such term is defined in the ISL, 1968, in Otonomo, and (v) are not subject to a previous tax ruling issued by the Israel Tax Authority which provides for any other arrangement with respect to the taxation of the sale of their shares or warrants. The definition of Interested Public may be subject to certain changes, as shall be determined by the Israel Tax Authority if and when it issues the applicable tax rulings.

Generally, the exchange of shares and warrants by Otonomo shareholders and warrant holders that are subject to the 104H Tax Ruling described above, will not be treated as having sold their shares and warrants upon such exchange. Instead, the 104H Tax Ruling is expected to provide that, subject to certain conditions and limitations, the shareholders and warrant holders that elected to apply the 104H Tax Ruling will be deemed to have sold the shares and warrants received pursuant to the Merger Agreement on the “Day of Sale.” Generally, the Day of Sale would be the earlier of the following: (i) the date on which the issued shares are sold; or (ii) the end of the postponement period. For this purpose, the end of the postponement period will be: (a) with respect of one half of the issued shares – 24 months after the exchange date (and in case the shares are subject to a sale restriction under applicable law – the later of 24 months after the exchange date or 6 months following the sale restriction period); and (b) with respect to the remaining issued shares – 48 months after the exchange date (and in case the shares are subject to a sale restriction under applicable law – the later of 48 months after the exchange date or 6 months following the sale restriction period). Until the Day of Sale, the shares and warrants of Otonomo shareholders and warrant holders that elected to apply the provisions of the 104H Tax Ruling will be held in trust by an Israeli trustee that will be responsible to withhold any applicable Israeli tax under the provisions of the 104H Tax Ruling and the ITO, and who will have the power to sell any or all of such shares and warrants in order to comply with any applicable tax withholding obligation.

The sale consideration will be calculated as follows: (1) if the issued shares are sold before the end of the postponement period – the consideration will be the amount of consideration paid in such sale; and (2) if the issued shares are not sold by the end of the postponement period – the deemed consideration will be the market value of the issued shares as of the end of the postponement period. For this purpose, the market value will be is the average value of the shares, as quoted on the stock exchange, during the 30 trading days preceding the end of the postponement period.

The Withholding Tax Ruling is expected to provide, regarding the Interested Public shareholders and warrant holders that did not elect to apply the 104H Tax Ruling only, that the exchange of shares and/or warrants will not be regarded as a sale for Israeli tax purposes, and such shareholders and warrant holders will be viewed as selling their shares and warrants only on the date of the actual sale of such shares and warrants. Shareholders and warrant holders that are subject to tax in Israel on the date of the exchange of shares and warrants, for which a reporting duty under law applies, will be subject to a reporting obligation with respect to the sale of the received shares and warrants in the future and payment of tax in accordance with the provisions of the ITO and the regulations promulgated thereunder. Additionally, Israel-resident shareholders and warrant holders or foreign residents with a permanent establishment in Israel, who sell shares or warrants other than through banks and/or Israeli stock exchange members, will be required to report the sale of the shares.

Certain additional conditions and limitations, including with respect to the calculation of the consideration, tax basis and eligibility to claim any deduction, credit or exemption of any kind, are expected to apply.

If and when the tax rulings are finalized, Otonomo will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Otonomo. Each of Otonomo and Urgently will cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the tax rulings described above. The final text of such tax rulings and applications therefor is subject to the prior written confirmation of Urgently and its counsel.

Israeli Capital Gains Tax

Generally, the exchange of Otonomo Ordinary Shares for the merger consideration would be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders of Otonomo. However, certain relief and/or exemptions may be available under Israeli law, subject to pre-approval by the Israel Tax Authority, including pursuant to the tax rulings described above.

Israeli law generally imposes capital gains tax on the real capital gain from the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares and warrants of Israeli companies, by non-residents of Israel, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Israeli law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus. You should consult your own tax advisor as to the method you should use to determine the inflationary surplus.

Generally, the capital gains tax rate applicable to the real capital gain is 25% for individuals, unless such shareholder is holding or is entitled to purchase, directly or indirectly, alone or together with such person’s related party or another person who collaborates with such person on a permanent basis, at least 10% of (i) the voting power of Otonomo, (ii) the right to receive Otonomo’s profits or its assets upon liquidation, (iii) the right to appoint a manager/director, or (iv) the right to instruct any other person to do any of the foregoing (a “Major Stockholder”) on the date of sale or on any date falling within the 12-month period preceding that date of sale. Such Major Stockholder would be subject to Israeli capital gains tax at the rate of 30%. The actual capital gains tax rates which may apply to individual Otonomo shareholders on the sale of Otonomo shares (which may be effectively higher or lower than the rates mentioned above) are subject also to various factors including, inter alia, the date on which the shares were purchased, whether the shares are held through a nominee company or by the shareholder, the identity of the shareholder and certain tax elections which may have been made in the past by the shareholder. In addition, individual shareholders may be subject to Excess Tax of 3% on the real capital gain from the sale of Otonomo Shares, as discussed below. In general, companies are subject to the corporate tax rate on real capital gains derived from the sale of shares at the rate of 23% in 2023. Due to certain provisions of the ITO, the actual effective capital gains tax applicable to certain companies may be different than that specified above.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to “business income,” currently 23% for companies and a marginal tax rate of up to 47% for individuals. Individual shareholders may be subject to Excess Tax of 3% on their business income, as discussed below.

The inflationary surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.

Pursuant to Israeli tax law, and subject to certain provisions of the ITO and the regulation promulgated thereunder, non-Israeli residents (individuals or corporations) will generally be exempt from Israeli capital gains tax on the sale of Otonomo Ordinary Shares or warrants, which were acquired after Otonomo was registered for trade on the stock exchange provided that, among other conditions, the capital gain from such sale is not attributable to a permanent establishment of the seller in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Other non-Israeli residents (individuals or corporations) may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the ITA allowing for an exemption or a reduced tax rate). For example, under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), Israeli capital gains tax would generally not apply when arising from the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who holds the shares as a capital asset and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty. However, such exemption will not apply if (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gains from such sale, exchange or disposition may be attributed to a permanent establishment of the U.S. resident that is maintained in Israel, under certain terms, (iv) the U.S. resident holds, directly or indirectly, securities representing 10% or more of the voting rights during any part of the 12-month period preceding the effective time of the sale, exchange or disposition, subject to certain conditions; or (v) the U.S. resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year.

You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of merger consideration.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual taxable income exceeding a certain threshold (NIS 698,280 for 2023), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Israeli Tax Withholding

Whether or not a particular Otonomo shareholder or warrant holder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Otonomo of an applicable tax ruling from the ITA prior to the Closing, all Otonomo shareholders and warrant holders will be subject to Israeli withholding tax at the rate of 25% and corporate tax for corporations (currently 23%) on the merger consideration (unless the 104H Tax ruling and the Withholding Tax Rulings are obtained or the shareholder obtains an individual certificate of exemption or a reduced tax rate from the ITA, as described below), by Urgently or the exchange agent and any other person making a payment under the Merger Agreement. The Israeli tax withholding consequences of the merger to Otonomo shareholders may vary depending upon the particular circumstances of each shareholder and the final tax rulings issued by the ITA.

As noted above, Otonomo is contemplating filing application(s) for the tax ruling(s). Regardless of whether Otonomo obtains the requested tax ruling(s) from the ITA, any holder of Otonomo Ordinary Shares who believes that it is entitled to an exemption from withholding tax (or entitled to a reduced tax rate) may separately apply to the ITA to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced tax rate, and submit such certificate of exemption or ruling to the exchange agent prior to receiving the merger consideration and at least three business days prior to the date that is 30 days (which may be extended to 365 days) following the date of the Closing (or an earlier date required in writing by such holder or the Israel Tax Authority or a later date of up to 365 days from the Closing as extended by notice of either the Urgently or Otonomo to the other party, respectively, or such other later date as agreed by the parties). If Urgently or the Israeli sub-paying agent receives a valid exemption certificate or tax ruling (in form and substance reasonably acceptable to Urgently) prior to delivering the merger consideration and at least three business days prior to the aforementioned date, then the withholding (if any) of any amounts under the ITO from the merger consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.

The Merger Agreement contemplates that subject to the provisions of the tax ruling, with respect to any recipient of shares of Urgently common stock and Urgently Warrants, (i) the shares of Urgently common stock and Urgently Warrants shall be transferred by the Exchange Agent to, and retained by, the Israeli Paying Agent and held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements under the Merger Agreement, and (ii) to the extent the Israeli sub-paying agent is obliged to withhold Israeli taxes, such recipient shall provide the Israeli sub-paying agent with cash in the amount due with regards to such Israeli taxes, within three business days from receipt of a request from the Israeli sub-paying agent to make such payment, and in any event prior to the release of the merger consideration deliverable to such recipient, or alternatively, shall present to the Israeli sub-paying agent a Valid Tax Certificate (as defined in the Merger Agreement), or evidence satisfactory to the Israeli sub-paying agent that the full applicable tax amount with respect to such recipient, as reasonably determined by the Israeli sub-paying agent, has been withheld. In the event that such recipient fails to provide the Israeli sub-paying agent with the full amount necessary to satisfy such Israeli taxes or such Valid Tax Certificate or evidence regarding the payment of the applicable tax amount required to be deducted with respect to such recipient within such timeframe, the Israeli sub-paying agent shall be entitled to sell recipient’s shares of Urgently common stock or exercise the Urgently Warrants into shares of Urgently common stock and sell such shares of Urgently common stock on the open market to a person other than Urgently or any affiliate of Urgently and with reasonable commercial terms to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli taxes due with respect to a recipient, net of any expenses, shall be delivered to the applicable recipient and the Israeli taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli sub-paying agent in connection with such sale shall be borne by such recipient of shares of Urgently common stock.

In order to obtain an applicable withholding tax exemption for capital gains tax, certain documentation and/or declarations shall need to be provided to the Israeli Tax Authority.

Please note that the above does not apply with respect to Otonomo shareholders subject to tax pursuant to Section 102 of the ITO.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable state, local, foreign, or other tax laws.

DESCRIPTION OF SECURITIES FOLLOWING THE MERGER

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to the Combined Company, unless otherwise specified.

The following is a description of the material terms of the capital stock of the Combined Company, as they are expected to be in effect upon the Closing. We expect to adopt the Proposed Charter and Proposed Bylaws, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, the following does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Securities Following the Merger,” you should refer to the Proposed Charter and Proposed Bylaws, copies of which are appended to this proxy statement/prospectus as Annex B and Annex C, respectively, and filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and to the applicable provisions of Delaware law.

General

Immediately prior to the Closing, Urgently’s authorized capital stock will consist of 1,100,000,000 shares of capital stock, $0.001 par value per share, consisting of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock.

Common Stock

Holders of Urgently common stock will be entitled to one vote for each share held on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by stockholders entitled to vote on the election. Holders of Urgently common stock will be entitled to receive any dividends as may be declared by the Urgently Board, subject to any preferential dividend or other rights of any then outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of Urgently common stock will be entitled to receive all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any then outstanding preferred stock. Holders of Urgently common stock will have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Urgently common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

The Urgently Board will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.

Options

As of March 31, 2023, Urgently had outstanding options to purchase an aggregate of 4,136,704 shares of common stock, with a weighted-average exercise price of $1.05 per share, under the 2013 Plan.

Warrants

As of March 31, 2023, Urgently had outstanding Urgently Warrants to purchase 109,029,210 shares of Urgently common stock. Immediately prior to the Closing, (i) Urgently Warrants to purchase an aggregate of 95,263,704 shares of Urgently common stock will be automatically net exercised, (ii) certain Urgently Warrants whose warrant coverage is variable based on the occurrence of certain transactions will become exercisable for an aggregate of 7,568,942 shares of Urgently common stock, and (iii) certain Urgently Warrants whose warrant coverage was previously calculated as a percentage of Urgently’s outstanding capitalization will become exercisable for an aggregate of 41,230,147 shares of Urgently common stock, each as a result of the completion of the Merger and the transactions contemplated thereby. The remaining Urgently Warrants which are not automatically net exercised will remain outstanding. The holders of 144,062,793 shares of Urgently common stock issuable upon exercise of these Urgently Warrants are entitled to registration rights.

The Urgently Warrants will be listed and traded on Nasdaq under the trading symbol, “ULYW.”

Assumed Warrants

Each Assumed Warrant will entitle the registered holder to purchase 45,345,921 shares of Urgently common stock, subject to adjustment as discussed below. Pursuant to the Amended and Restated Warrant Agreement, dated as of August 13, 2021, by and among Software Acquisition Group Inc. II, Otonomo Technologies Ltd., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC (the “Amended and Restated Warrant Agreement”), which will be assumed by Urgently pursuant to the Warrant Assumption Agreement, a warrant holder may exercise its Assumed Warrant only for a whole number of shares of Common Stock. This means that only a whole Assumed Warrant may be exercised at any given time by a warrant holder. No fractional Assumed Warrants will be issued and only whole Assumed Warrants will trade. The Assumed Warrants will expire at 5:00 p.m., New York City time on August 13, 2026 or earlier upon redemption or liquidation.

Urgently will not be obligated to deliver any shares of Urgently common stock pursuant to the exercise of an Assumed Warrant and will have no obligation to settle such Assumed Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Urgently common stock underlying the Assumed Warrants is then effective and a prospectus relating thereto is current, subject to Urgently satisfying its registration obligations. No Assumed Warrant will be exercisable and Urgently will not be obligated to issue shares of Urgently common stock upon exercise of an Assumed Warrant unless shares of Urgently common stock issuable upon such Assumed Warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Assumed Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to an Assumed Warrant, the holder of such Assumed Warrant will not be entitled to exercise such Assumed Warrant and such Assumed Warrant may have no value and expire worthless. In no event is Urgently required to net cash settle any Assumed Warrant.

During any period when Urgently has failed to maintain an effective registration statement, warrant holders may, until such time as there is an effective registration statement, exercise Assumed Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Assumed Warrants on a cashless basis.

Urgently may call the Assumed Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per Assumed Warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the shares of Urgently common stock equals or exceeds $5.49 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Urgently sends the notice of redemption to the warrant holders.

If and when the Assumed Warrants become redeemable by Urgently, Urgently may not exercise its redemption right if the issuance of shares of Urgently common stock upon exercise of the Assumed Warrants is not exempt from registration or qualification under applicable state blue sky laws or Urgently is unable to effect such registration or qualification.

Urgently established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Assumed Warrant exercise price. If the foregoing conditions are satisfied and Urgently issues a notice of redemption of the Assumed Warrants, each warrant holder will be entitled to exercise its Assumed Warrant prior to the scheduled redemption date. However, the price of the shares of Urgently common stock may fall below the $5.49 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $3.51 exercise price after the redemption notice is issued.

If Urgently calls the Assumed Warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise its Assumed Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Assumed Warrants on a “cashless basis,” Urgently’s management will consider, among other factors, its cash position, the number of Assumed Warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of Urgently common stock issuable upon the exercise of the Assumed Warrants. If Urgently’s management takes advantage of this option, all holders of Assumed Warrants would pay the exercise price by surrendering their Assumed Warrants for that number of shares of Urgently common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Urgently common stock underlying the Assumed Warrants, multiplied by the difference between the exercise price of the Assumed Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Urgently common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Assumed Warrants. If Urgently’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Urgently common stock to be received upon exercise of the Assumed Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of an Assumed Warrants redemption. This may be an attractive option to Urgently if it does not need the cash from the exercise of the Assumed Warrants. If Urgently calls the Assumed Warrants for redemption and management does not take advantage of this option, holders of private Assumed Warrants would still be entitled to exercise their private Assumed Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Assumed Warrants on a cashless basis, as described in more detail below.

A holder of an Assumed Warrants may notify Urgently in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Assumed Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Urgently common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Urgently common stock is increased by a stock dividend payable in shares of Urgently common stock, or by a split-up of shares of Urgently common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Urgently common stock issuable on exercise of each Assumed Warrants will be increased in proportion to such increase in the number of outstanding shares of Urgently common stock. A rights offering to holders of shares of Urgently common stock entitling holders to purchase shares of Urgently common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Urgently common stock equal to the product of (i) the number of shares of Urgently common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Urgently common stock) and (ii) one (1) minus the quotient of (x) the price per share of Urgently common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Urgently common stock, in determining the price payable for shares of Urgently common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Urgently common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Urgently common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Urgently, at any time while the Assumed Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of shares of Urgently common stock on account of such shares of Urgently common stock (or other shares of Urgently’s capital stock into which the Assumed Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Assumed Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of outstanding shares of Urgently common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Urgently common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Urgently common stock issuable on exercise of each Assumed Warrant will be decreased in proportion to such decrease in outstanding shares of Urgently common stock.

Whenever the number of shares of Urgently common stock purchasable upon the exercise of the Assumed Warrants is adjusted, as described above, the Assumed Warrant exercise price will be adjusted by multiplying the Assumed Warrants exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Urgently common stock purchasable upon the exercise of the Assumed Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Urgently common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Urgently common stock (other than those described above or that solely affects the par value of such shares of Urgently common stock), or in the case of any merger or consolidation of Urgently with or into another corporation (other than a consolidation or merger in which Urgently is the continuing corporation and that does not result in any reclassification or reorganization of Urgently’s outstanding shares of Urgently common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Urgently as an entirety or substantially as an entirety in connection with which it is dissolved, the holders of the Assumed Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Assumed Warrants and in lieu of the shares of Urgently common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Urgently common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Assumed Warrants would have received if such holder had exercised their Assumed Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of Urgently common stock in such a transaction is payable in the form of Class A Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Assumed Warrant properly exercises the Assumed Warrant within thirty days following public disclosure of such transaction, the Assumed Warrant exercise price will be reduced as specified in the Amended and Restated Warrant Agreement, based on the Black-Scholes value (as defined in the Amended and Restated Warrant Agreement) of the Assumed

Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Assumed Warrants when an extraordinary transaction occurs during the exercise period of the Assumed Warrants pursuant to which the holders of the Assumed Warrants otherwise do not receive the full potential value of the Assumed Warrants in order to determine and realize the option value component of the Assumed Warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the Assumed Warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Amended and Restated Warrant Agreement provides that the terms of the Assumed Warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the Amended and Restated Warrant Agreement to the description of the terms of the Assumed Warrants and the Amended and Restated Warrant Agreement set forth in this proxy statement/prospectus, or to correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public Assumed Warrants to make any change that adversely affects the interests of the registered holders of public Assumed Warrants.

The Assumed Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Urgently, for the number of Assumed Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Urgently common stock and any voting rights until they exercise their Assumed Warrants and receive shares of Urgently common stock. After the issuance of shares of Urgently common stock upon exercise of the Assumed Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the Assumed Warrants. If, upon exercise of the Assumed Warrants, a holder would be entitled to receive a fractional interest in a share, Urgently will, upon exercise, round down to the nearest whole number of shares of Urgently common stock to be issued to the warrant holder.

The private placement Assumed Warrants will not be redeemable by the Combined Company so long as they are held by the Software Acquisition Holdings II LLC (“Sponsor”) or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement Assumed Warrants on a cashless basis. Except as described below, the private placement Assumed Warrants have terms and provisions that are identical to those of the public Assumed Warrants, including as to exercise price, exercisability and exercise period. If the private Assumed Warrants are held by someone other than the Sponsor or its permitted transferees, the private Assumed Warrants will be redeemable by Urgently and exercisable by such holders on the same basis as the public Assumed Warrants. If holders of the private Assumed Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Assumed Warrants for that number of shares of Urgently common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Urgently common stock underlying the Assumed Warrants, multiplied by the difference between the exercise price of the Assumed Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the Urgently common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is sent to the warrant agent.

Registration Rights

Under our amended and restated investors’ rights agreement, the holders of up to 18,374,320 shares of Urgently common stock or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below. Such shares of Urgently common stock are referred to as registrable securities.

Demand Registration Rights

The holders of registrable securities are entitled to certain demand registration rights. At any time after the earlier of July 12, 2027 and 180 days following the effective date of the registration statement for our first underwritten public offering, the holders of at least 40% of the registrable securities then outstanding can request that we file a Form S-1 registration statement to register the offer and sale of their registrable securities. We are only obligated to effect up to two such registrations. Each such request for registration must cover registrable securities the anticipated aggregate gross proceeds of which is at least $5 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration on either Form S-1 or Form S-3 (as discussed below), not more than once in any twelve-month period, for a period of up to 60 days.

Form S-3 Registration Rights

The holders of registrable securities are entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of at least 25% of the registrable securities then outstanding can request we register the offer and sale of their registrable securities on a registration statement on Form S-3, so long as the request covers registrable securities the anticipated aggregate public offering price of which, net of selling expenses, is at least $1 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration on either Form S-1 or Form S-3, not more than once in any twelve-month period, for a period of up to 60 days.

Piggyback Registration Rights

The holders of registrable securities are entitled to certain “piggyback” registration rights. Following the effectiveness of this proxy statement/prospectus, if we propose to register any of our securities under the Securities Act, all holders having “piggyback” registration rights then outstanding can request that we include their registrable securities in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to employees of the Combined Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan, (2) a registration relating to a transaction governed by Rule 145 promulgated under the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering such shares of common stock or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of registrable securities are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified limitations.

Termination

The registration rights terminate as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities during any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Proposed Charter and the Proposed Bylaws

Certain provisions of Delaware law, our Proposed Charter and the Proposed Bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with the Urgently Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•

mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

•

any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;

•

subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;

•

any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Proposed Charter and Proposed Bylaws Provisions

Provisions of our Proposed Charter and Proposed Bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Urgently Board or management. Among other things, our Proposed Charter and Proposed Bylaws will:

•	permit the Urgently Board to issue shares of preferred stock, with any powers, rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies and newly created directorships, may, except as otherwise required by law, our governing documents or resolution of the Urgently Board and subject to the rights of holders of our preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide the Urgently Board into three classes, each of which stands for election once every three years;

•

for so long as the Urgently Board is classified, and subject to the rights of holders of our preferred stock, provide that a director may only be removed from the board of directors by the stockholders for cause;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or president; and

•

provide that stockholders will be permitted to amend certain provisions of our Proposed Charter and our Proposed Bylaws only upon receiving at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.

Exclusive Forum

Our Proposed Bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our Proposed Charter or Proposed Bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our Proposed Bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

Upon the completion of the Merger, the transfer agent and registrar for Urgently common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6021 15th Avenue, Brooklyn, NY 11219.

Listing

We intend to apply to list Urgently common stock and Urgently Warrants on Nasdaq under the symbols “ULY” and “ULYW,” respectively.

COMPARISON OF STOCKHOLDER RIGHTS

General

The rights of Otonomo shareholders and the relative powers of the Otonomo Board are governed by the laws of the State of Israel and the Articles. As a result of the Merger, Otonomo shareholders will receive shares of Urgently common stock, pursuant to the terms of the Merger Agreement. Urgently is incorporated under the laws of the State of Delaware, and Otonomo is incorporated under the laws of Israel. Upon completion of the Merger, Otonomo shareholders will become Urgently stockholders, and their rights will be governed by the DGCL, the Proposed Charter and the Proposed Bylaws, each as may be amended from time to time.

The material differences between the current rights of Otonomo shareholders under the Articles and their rights as Urgently stockholders, after the Merger, under the Proposed Charter and Proposed Bylaws are summarized below. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a shareholder of Otonomo before the Merger and being a stockholder of the Combined Company following the completion of the Merger. For more information, see “Where You Can Find More Information,” beginning on page 317 of this proxy statement/prospectus.

Combined Company	Otonomo
Authorized Capital
The Combined Company’s authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. The number of authorized shares of common stock or preferred stock may be increased or decreased by affirmative vote of a majority of the voting power of all the then-outstanding shares of capital stock of Urgently entitled to vote thereon, except as required by any certificate of designation relating to any series of preferred stock irrespective of the provisions of section 242(b)(2) of the DGCL.	Otonomo is currently authorized to issue 450,000,000 ordinary shares of no-par value. As of July 12, 2023, there were 147,965,301 Otonomo Ordinary Shares outstanding.

Issuance of Preferred Stock

The Proposed Charter provides that the Combined Company’s board of directors may issue the preferred stock in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions of the preferred stock.	The Articles provide that the general meeting of shareholders may from time to time resolve, among other things, to increase Otonomo’s registered share capital by creating new shares of an existing class or of a new class. The unissued shares shall be under the control of the Otonomo Board, which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into, or other rights to acquire from Otonomo, to such persons, on such terms and conditions, and either at par or at a premium, or subject to applicable law, at a discount and/or with payment of commission, and at such times, as the Otonomo Board deems fit.

Combined Company	Otonomo
Voting Rights

The Combined Company’s Proposed Charter provides that the holders of shares of the Combined Company’s common stock will be entitled to one vote on any matter submitted to a vote at a meeting of stockholders.	The Articles provide that each issued ordinary share entitles its holder to the equal right to participate in and vote at Otonomo’s general meetings, and each of such shares shall entitle the holder thereof, to one vote.

Cumulative Voting

No holder of the Combined Company’s capital stock will be permitted to cumulate votes at any election of directors.	Under the Articles, shareholders are not entitled to cumulative voting in the election of directors.

Number of Directors

The number of directors of the Combined Company will be fixed from time to time by resolution of the Combined Company’s board of directors adopted by a majority of the whole board, meaning the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. The directors will be divided into three classes as nearly equal in size as is practicable, with each class being elected to a staggered three-year term. Directors serve until their successors are elected and qualified or until their earlier death, resignation, or removal.	The Otonomo Board shall consist of no less than three (3) but no more than eight (8) members, including any external directors (if so required) to be appointed by the Companies Law.

Election of Directors

The Proposed Bylaws require that the election of directors be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Under the Articles, the directors of Otonomo (except for any external director that may be elected under the Companies Law, whose term is determined in accordance with the Companies Law as discussed below) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of Otonomo shareholders, the election, or re-election, of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

Under the Companies Law, a public company must have at least two external directors who meet certain independence and non-affiliation criteria. In addition, although not required by Israeli law, Otonomo may classify directors as “independent directors” (director bilti taluy) pursuant to the Companies Law if they meet certain conditions provided in the Companies Law. Pursuant to regulations promulgated under the

Combined Company	Otonomo
Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors. In accordance with these regulations, Otonomo has elected to “opt out” from the Companies Law requirement to appoint external directors.

Manner of Acting by Board

The Proposed Bylaws provide that the affirmative vote of a majority of the directors present at a meeting at which a quorum is present is the act of the Combined Company’s board of directors.	The Articles provide that, subject to a quorum of at least half of the directors then in office, resolutions of the Otonomo Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in the Articles or applicable law.

Removal of Directors

The Proposed Charter provides that, so long as the Combined Company’s board of directors remains as a classified board, any director may be removed from office by the stockholders only for cause.	The Otonomo shareholders may, by a vote of sixty-six and two thirds percent (66 2/3%) or more of the votes cast by those shareholders voting in person or by proxy (including by voting deed), remove any director from office.

Nomination of Director Candidates and Business Proposals by Stockholders

The Proposed Bylaws provide that nominations of persons for election to the Combined Company’s board of directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (i) pursuant to the Combined Company’s notice of meeting, (ii) by or at the direction of the Combined Company’s board of directors, (iii) as may be provided in the certificate of designations for any class or series of preferred stock, or (iv) by a stockholder who (A) was a stockholder of record at the time of the giving of the notice, (B) was a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting and on the record date for the determination of stockholders entitled to vote at the annual meeting, (C) was a stockholder of record at the time of the annual meeting and (D) has complied with the notice procedures set forth in Combined Company’s Proposed Bylaws. In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of the Combined Company. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the Combined Company not later than the 90th day nor earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting as first specified in	Pursuant to the Companies Law and the regulations promulgated thereunder, the holder(s) of at least one percent of Otonomo’s voting rights may propose any matter appropriate for deliberation at a general shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven (7) days of publicizing the convening of an Otonomo shareholder meeting, or, if Otonomo publishes a preliminary notice at least twenty one (21) days prior to publicizing the convening of a general shareholder meeting stating its intention to convene such meeting and the agenda thereof, within fourteen (14) days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles.

Combined Company	Otonomo
the Combined Company’s notice of such annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting for the current year has been changed by more than 25 days from the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such annual meeting is first made.

Quorum

The Proposed Bylaws provide that (i) at all meetings of the Combined Company’s board of directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business, and (ii) the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

The Articles provide that (i) at all meetings of the Otonomo Board, a quorum shall be deemed to exist when at least half of the directors then in office are present, and (ii) the quorum required for either an annual (regular) or a special general meeting of Otonomo’s shareholders consists of at least two Otonomo shareholders present in person or by proxy holding shares conferring in the aggregate at least 25% of the voting rights of Otonomo.

If an Otonomo shareholder meeting that was convened by the Otonomo Board and no quorum is present within half an hour from the time appointed for the meeting, the meeting shall be adjourned to the same day one week later at the same time and place, or to such day and at such time and place as the Otonomo Board may indicate in a notice to the Otonomo shareholders. Any number of shareholders shall constitute a quorum at such adjourned general meeting, for the business for which the original meeting was called. No business shall be transacted at any general meeting of Otonomo unless a quorum of shareholders is present at the opening of the general meeting.

Special Meetings of the Board

The Proposed Bylaws provide that special meetings of the Combined Company’s board of directors for any purpose or purposes may be called at any time by (i) the chairperson of the Combined Company’s board of directors, (ii) the chief executive officer, president or secretary or (iii) a majority of the whole board.	Under the Articles, unless otherwise determined by the Otonomo Board, written notice of any meeting of the Otonomo Board and the agenda setting out the matters to be discussed at such meeting, shall be given to all directors at least 48 hours (or such shorter notice (i) if all directors so agree or (ii) in the case of emergency, if a majority of the directors so agree) before the meeting. In addition, a majority of the

Combined Company	Otonomo
members of the Otonomo Board may decide to hold a meeting without such notice, provided that the chairperson of the Otonomo Board participates in such meeting.

Special Meetings of the Stockholders and Shareholders

The Proposed Bylaws provide that a special meeting of the stockholders, other than those required by statute, may be called only by (i) the Combined Company’s board of directors acting pursuant to a resolution adopted by a majority of the whole board, (ii) the chairperson of the Combined Company’s board of directors, (iii) the chief executive officer or (iv) the president.	Pursuant to the Companies Law, the Otonomo Board may, whenever it thinks fit, convene a special general meeting, and, as provided in the Companies Law, it shall be obliged to do so upon (i) the demand of two directors or one quarter of the serving directors; (ii) the demand of one or more shareholders holding at least five percent of Otonomo’s issued and outstanding share capital and one percent or more of Otonomo’s voting rights; or (iii) the demand of one or more shareholders holding at least five percent of Otonomo’s voting rights.

Manner of Acting by Stockholders and Shareholders

The Proposed Bylaws provide that except as otherwise required by law, the Proposed Charter or the Proposed Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter will be the act of the stockholders.	Under the Articles, all resolutions proposed to any general meeting will require a simple majority, unless otherwise required by applicable law or the Articles. In addition, the chairperson of the meeting will not have a second and/or a casting vote.

Stockholder and Shareholder Action without Meeting

The Proposed Bylaws provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.	The Companies Law prohibits shareholder action by written consent in lieu of a meeting in public companies such as Otonomo.

Indemnification of Directors, Officers and Employees

The Proposed Charter provides that, subject to the provisions of the Proposed Bylaws, the Combined Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Combined Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that they are or were a director of the Combined Company or are or were serving at the request of the Combined Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably

The Articles provide that Otonomo may, subject and pursuant to the provisions of the Companies Law, the ISL, the Israeli Economic Competition Law, 5748-1988, or any other additionally applicable law, indemnify and insure a director or officer of Otonomo for all liabilities and expenses incurred by him or her arising from or as a result of any act or omission carried out by him or her as a director or officer of Otonomo and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law.

The Companies Law provide that undertakings to indemnify a director or officer for such liabilities (but not for such legal expenses) be limited to specified foreseeable events and to reasonable maximum

Combined Company	Otonomo
incurred by such person in connection with any such Proceeding. The Combined Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Combined Company’s board of directors.	amounts. An undertaking in relation to exemption, indemnification and insurance of a director or officer as aforesaid will continue following the director or officer ceasing to act as such.

Limitation on Liability of Directors and Officers

The Proposed Charter provides that to the fullest extent permitted by law, a director or officer of the Combined Company will not be personally liable to the Combined Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Combined Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.	The Articles provide that Otonomo may, subject and pursuant to the provisions of the Companies Law or other additionally applicable law, exempt Otonomo’s directors and officers from and against all liability for damages due to any breach of such director’s or officer’s duty of care to Otonomo. However, Otonomo may not exempt a director in advance from his liability toward Otonomo due to the breach of his/her duty of care in a dividend distribution.

Exclusive Forum Provisions

The Proposed Bylaws provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Combined Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Combined Company to the Combined Company or the Combined Company’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine.

The Proposed Bylaws further provide that unless the Combined Company consents in writing to the selection of an alternative forum, the federal district court of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, against any person in connection with any offering of the Combined Company’s securities, including without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

The Articles provide that unless Otonomo consents in writing to the selection of an alternative forum:

(a) the federal district courts of the United States of America shall be the forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, as amended.

(b) the Tel Aviv District Court (Economic Division) shall be the exclusive forum for (A) any derivative action or proceeding brought on behalf of Otonomo, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Otonomo to Otonomo or Otonomo’s shareholders, or (C) any action asserting a claim arising pursuant to any provision of the Companies Law or the ISL and providing that any person or entity purchasing or otherwise acquiring or holding any interest in Otonomo Ordinary Shares shall be deemed to have notice of and consented to these provisions.

Combined Company	Otonomo

Amendment of Certificate of Incorporation or Articles of Association

The Proposed Charter provides that any provision may be amended or repealed in the manner prescribed by the laws of the State of Delaware; provided, however, that the Combined Company’s board of directors acting pursuant to a resolution adopted by a majority of the whole board and the affirmative vote of 66 2/3% of the then outstanding voting securities of the Combined Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of certain provisions, including the issuance of preferred stock, the classified board of directors, the removal and election of directors, cumulative voting, actions and special meetings of stockholders, stockholder nominations and amendments of the Proposed Charter.	According to the Articles and subject to the provisions of the Companies Law, all Otonomo shareholder resolutions, including amendments to the Articles, generally requires the approval of a majority of the voting power represented at the meeting and voting thereon. In addition, the affirmative vote of the holders of sixty-six and two thirds percent (66 2/3%) or more of the votes cast by those shareholders voting in person or by proxy (including by voting deed) shall be required to amend or alter Articles 16.3, 16.4 and 16.5 (relating to the general meetings); and Articles 19.1(b) to Article 19.1(j) (relating to the Election and Removal of Directors).

Amendment of Bylaws

The Proposed Bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders to alter, amend or repeal, or adopt any bylaw inconsistent with certain provisions of the bylaws, including: meeting of stockholders, powers, number, resignation and vacancies, and removal of directors, indemnification and amendment of the bylaws. The Combined Company’s board of directors will also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Combined Company’s board of directors.	No equivalent provision.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Urgently

The following table sets forth information known to Urgently regarding the beneficial ownership of Urgently common stock before the Merger and, immediately following consummation of the Merger, ownership of shares of the Combined Company’s common stock by:

•	each person known by Urgently to be the beneficial owner of more than 5% of Urgently’s issued and outstanding shares of capital stock;

•	each of Urgently’s current officers and directors; and

•	all current officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Urgently common stock pre-Merger is based on 28,106,036 shares of Urgently common stock (consisting of 13,936,512 shares of Urgently’s common stock and 14,169,524 shares of Urgently’s 2022 Series C Preferred Stock on an as-converted basis) issued and outstanding as of June 1, 2023.

Following the consummation of the Merger, the ownership interests in the Combined Company has been determined based on the capitalization of each of Urgently and Otonomo as of June 1, 2023, assuming (i) consummation of the Merger, (ii) conversion of all principal and accrued but unpaid interest under certain of Urgently’s outstanding convertible promissory notes with an aggregate principal amount of $65,250,744 that convert pursuant to their terms into 368,223,736 shares of Urgently’s common stock immediately prior to consummation of the Merger, and (iii) exercise of Urgently’s warrants to purchase an aggregate of 95,288,723 shares of Urgently’s common stock immediately prior to consummation of the Merger which results in an assumed aggregate number of 838,461,010 shares of common stock of the Combined Company issued and outstanding at the Closing. Such number of shares includes 339,246,978 shares of common stock being issued at the Closing pursuant to the Merger Agreement. The ownership interests in the Combined Company do not take into account (i) the expected 1-for-90 reverse stock split of Urgently common stock, as such reverse stock split is subject to approval by Urgently’s stockholders and the implementation and timing of such reverse stock split has not yet been determined by the Urgently Board, or (ii) the expected reverse share split of Otonomo Ordinary Shares at a ratio in the range of 1-for-10 to 1-for-20 (which final ratio is to be determined by the Otonomo Board or any committee thereof) because such reverse share split is subject to approval by Otonomo’s shareholders and the implementation and timing of such reverse share split has not yet been determined by the Otonomo Board.

	Before the Merger		After the Merger
Name and Address of Beneficial Owner(1)	Number of shares of common stock	%	Number of shares of common stock	%
5% Shareholders of Urgently
American Tire Distributors Holdings, Inc. (2)	5,118,992	16.0%	15,370,770	1.8%
BMW iVentures SCS, SICAV-RAIF (3)	17,983,505	41.3%	80,222,703	9.6%
Emerald Industrial Innovation Fund L.P. (4)	6,199,364	19.0%	15,525,761	1.9%
Enterprise Holdings Ventures, LLC (5)	14,028,135	34.2%	36,619,645	4.4%
Entities affiliated with Hawkins Ventures, Inc. (6)	8,589,027	25.0%	17,190,461	2.1%
Iron Gate Urgently, LLC (7)	16,416,161	39.0%	61,567,243	7.3%
Porsche Investments Management S. A. (8)	5,610,026	17.4%	10,978,614	1.3%
Directors and Executive Officers of Urgently
Matthew Booth (9)	474,687	1.7%	474,687	*
Christopher Spanos (10)	985,000	3.4%	985,000	*
Timothy C. Huffmyer (11)	260,416	*	260,416	*
James M. Micali	—	*	—	*
Ryan Pollock	—	*	—	*
Gina Domanig	—	*	—	*
All Current Directors and Executive Officers of Urgently as a Group (5 Individuals) (12)	735,103	2.5%	735,103	*

Directors and Executive Officers of the Combined Company After Consummation of the Merger
Matthew Booth(9)	474,687	1.7%	474,687	*
Timothy C. Huffmyer(11)	260,416	*	260,416	*
James M. Micali	—	*	—	*
Ryan Pollock	—	*	—	*
Gina Domanig	—	*	—	*
Benjamin Volkow(13)	—	*	39,154,119	4.7%
All Directors and Executive Officers of the Combined Company as a Group (6 Individuals)(14)	735,103	2.5%	39,889,222	4.7%
Holders of more than 5% of the outstanding shares of the common stock of the Combined Company
BMW iVentures SCS, SICAV-RAIF(3)	—	—	80,222,703	9.6%
Iron Gate Urgently, LLC(7)	—	—	61,567,243	7.3%
Mithaq Capital SPC(15)	—	—	77,613,907	9.3%

*	Denotes less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Urgent.ly Inc., 8609 Westwood Center Drive, Suite 810, Vienna, VA 22182.
(2)

Includes (i) 3,818,822 shares of common stock issuable upon exercise of warrants and (ii) after taking effect of the Merger, includes 10,251,778 shares of common stock that were issued upon conversion of convertible notes owned by American Tire Distributors Holdings, Inc. The business address of American Tire Distributors Holdings, Inc. is 12200 Herbert Wayne Court, Huntersville, NC 28078.

(3)

Includes (i) 15,489,625 shares of common stock issuable upon exercise of warrants and (ii) after taking effect of the Merger, includes 62,239,198 shares of common stock that were issued upon conversion of convertible notes owned by BMW I Ventures SCS, SICAV-RAIF. The business address of BMW I Ventures SCS, SICAV-RAIF is 5 Heinenhaff Street, Senningeberg, Luxembourg L-1736.

(4)

Includes (i) 4,550,821 shares of common stock issuable upon exercise of warrants and (ii) after taking effect of the Merger, includes 9,326,398 shares of common stock that were issued upon conversion of convertible notes owned by Emerald Industrial Innovation Fund L.P. The business address of Emerald Industrial Innovation Fund L.P. is P.O. Box 255, Trafalgar Court, Les Banques St. Peter Port, Guernsey, GY3QL.

(5)

Includes (i) 12,910,087 shares of common stock issuable upon exercise of warrants and (ii) after taking effect of the Merger, includes 22,591,510 shares of common stock that were issued upon conversion of convertible notes owned by Enterprise Holdings Ventures, LLC (“EHV”). Enterprise Holdings, Inc. is the sole member of EHV.

The Jack Taylor Family Voting Trust U/A/D 4/14/99 (the “Trust”) has ultimate control over Enterprise Holdings, Inc. Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor and Carolyn Kindle are the voting trustees under the Trust (the “Trustees”). EHV is also a manager-managed fund whereby it is managed by three or more managers and as such, no individual manager is deemed to have beneficial ownership. Consequently, Enterprise Holdings, Inc., the Trust and the Trustees may be deemed to be beneficial owners of the shares held by EHV. The business address of each of EHV, the Trust and the Trustees is 600 Corporate Park Drive, St. Louis, MO 63105.
(6)

Consists of (i) 838,257 shares of common stock held by Forte Urgent.ly, LLC (the “Sidecar”), (ii) 2,400,891 shares of common stock issuable upon exercise of warrants owned by the Sidecar, (iii) 1,477,473 shares of common stock held by Forte Ventures L.P. (the “Fund”), (iv) 3,872,406 shares of common stock issuable upon exercise of warrants owned by the Fund, (v) after taking effect of the Merger, includes 3,272,506 shares of common stock that were issued upon conversion of convertible notes held by the Sidecar and (vi) after taking effect of the Merger, includes 5,328,928 shares of common stock that were issued upon conversion of convertible notes held by the Fund. Forte Capital Management LLC (“FCM”) is the is the general partner of the Fund and the manager of the Sidecar. Hawkins Ventures, Inc. (“HVI”) is the manager of FCM. Thomas N. Hawkins, President and CEO of HVI, is also the controlling shareholder of HVI. Consequently, each of Mr. Hawkins, HVI and FCM may be deemed the beneficial owners of the shares held directly by each of the Fund and the Sidecar. The business address of each of Mr. Hawkins, HVI, FCM, the Fund and the Sidecar is 3424 Peachtree Road, Suite 2200, Atlanta, GA 30326.

(7)

Includes (i) 13,975,422 shares of common stock issuable upon exercise of warrants and (ii) after taking effect of the Merger, includes 45,151,082 shares of common stock that were issued upon conversion of convertible notes owned by Iron Gate Urgently, LLC. The business address of Iron Gate Urgently, LLC is 840 W. South Boulder Road, Suite 200, Louisville, CO 80027.

(8)

Includes (i) 4,066,109 shares of common stock issuable upon exercise of warrants and (ii) after taking effect of the Merger, includes 5,368,588 shares of common stock that were issued upon conversion of convertible notes owned by Porsche Investments Management S.A. The business address of Porsche Investments Management S.A. is 23-25 rue des Bains, 1212 Luxembourg.

(9)	Consists of 474,687 shares of common stock subject to options exercisable as of June 1, 2023 or that will become exercisable within 60 days after such date.
(10)

Includes 460,000 shares of common stock subject to options exercisable as of June 1, 2023 or that will become exercisable within 60 days after such date. Mr. Spanos resigned from his position as Chief Executive Officer effective August 12, 2022.

(11)	Consists of 260,416 shares of common stock subject to options exercisable as of June 1, 2023 or that will become exercisable within 60 days after such date.
(12)	Consists of 735,103 shares of common stock subject to options exercisable as of June 1, 2023 or that will become exercisable within 60 days after such date.
(13)	Includes 755,535 shares of common stock subject to options exercisable as of June 1, 2023 or that will become exercisable within 60 days after such date.
(14)	Includes 1,490,638 shares of common stock subject to options exercisable as of June 1, 2023 or that will become exercisable within 60 days after such date.
(15)

According to the Schedule 13D/A filed on August 10, 2022 by Mithaq Capital SPC, Mithaq Capital SPC, Turki Saleh A. AlRajhi and Muhammad Asif Seemab have shared voting and dispositive power over 33,310,690 ordinary shares of Otonomo on a pre-Merger basis. The business address of Mithaq Capital SPC and the other beneficial owners is Mithaq Capital SPC, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia.

Security Ownership of Certain Beneficial Owners and Management of Otonomo

The following table sets forth information known to Otonomo regarding the beneficial ownership of Otonomo Ordinary Shares.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Otonomo Ordinary Shares is based on 144,723,794 Otonomo Ordinary Shares issued and outstanding as of June 1, 2023.

Name and Address of Beneficial Owner	Number of Otonomo Ordinary Shares	%
5% Shareholders of Otonomo
Aptiv Financial Services (Luxembourg) S.à.r.l.(2)	9,398,274	6.5%
Mithaq Capital SPC(3)	33,310,690	23.0%
Directors and Executive Officers of Otonomo
Benjamin Volkow(4)	16,804,343	11.6%
Bonnie Moav(5)	502,234	*
Aldo Monteforte(6)	1,083,989	*
Jonathan Huberman(7)	6,795,512	4.5%
Andrew Geisse(8)	4,359,150	3.0%
Benny Schnaider(9)	1,057,389	*
Vered Raviv Schwarz(10)	156,462	*
Meir Moshe(11)	138,462	*
All Directors and Executive Officers of Otonomo as a Group (8 Individuals)	30,897,541	20.4%

*	Denotes less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.
(2)

According to the Schedule 13G/A filed on February 2, 2023, Aptiv PLC (NYSE: APTV) is the ultimate beneficial owner of Aptiv Financial Services (Luxembourg) S.à.r.l. The members of the board of directors of Aptiv PLC may be deemed to have shared voting and dispositive control over the shares. The members of the board of directors of Aptiv PLC are Kevin P. Clark, Richard L. Clemmer, Nancy E. Cooper, Joseph L. (Jay) Hooley, Merit E. Janow, Sean O. Mahoney, Paul M. Meister, Robert K. (Kelly) Ortberg, Colin J. Parris, and Ana G. Pinczuk. The business address of each of the foregoing is 5 Hanover Quay, Grand Canal Dock, Dublin, D02 VY79, Ireland.

(3)

According to the Schedule 13D/A filed on August 10, 2022 by Mithaq Capital SPC, Mithaq Capital SPC, Turki Saleh A. AlRajhi and Muhammad Asif Seemab have shared voting and dispositive power over 33,310,690 ordinary shares. The business address of Mithaq Capital SPC and the other beneficial owners is Mithaq Capital SPC, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia.

(4)	Consists of 16,480,079 ordinary shares held directly by Mr. Volkow and 324,264 ordinary shares subject to options and RSUs exercisable within 60 days of June 1, 2023.
(5)	Consists of ordinary shares subject to options and RSUs exercisable within 60 days of June 1, 2023.
(6)	Consists of 982,171 ordinary shares held directly by Mr. Monteforte and 101,818 ordinary shares subject to RSUs exercisable within 60 days of June 1, 2023.
(7)

Consists of: (a) 5,200,000 ordinary shares underlying warrants exercisable within 60 days of June 1, 2023 held by Software Acquisition Holdings II LLC, of which Mr. Huberman is a member; (b) 1,439,050 ordinary shares held by 211 LV LLC, of which Mr. Huberman is a member; and (c) 156,462 ordinary shares subject to RSUs exercisable within 60 days of June 1, 2023. Mr. Huberman disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address for Mr. Huberman is 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada 89135.

(8)

Consists of: (a) 1,044,697 ordinary shares held by Andrew M and Jane S Geisse 2000 Trust (Mr. Geisse is affiliated with Andrew M and Jane S Geisse 2000 Trust and may be deemed to have beneficial ownership with respect to these shares); (b) 3,136,751 ordinary shares held by Mr. Geisse; and (c) 177,702 ordinary shares held by Marla Bay Advisors, LLC (Mr. Geisse is affiliated with Marla BayAdvisors, LLC and may be deemed to have beneficial ownership with respect to these options).

(9)	Consists of: (a) 554,110 ordinary shares; and (b) 491,233 ordinary shares subject to options or RSUs exercisable within 60 days of June 1, 2023.
(10)	Consists of ordinary shares subject to options and RSUs exercisable within 60 days of June 1, 2023.
(11)	Consists of ordinary shares subject to options and RSUs exercisable within 60 days of June 1, 2023.

MANAGEMENT FOLLOWING THE MERGER

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to the Combined Company.

Executive Officers and Directors

At the Effective Time, in accordance with the terms of the Merger Agreement, the following individuals are expected to serve as our executive officers and directors:

Name	Age	Position(s)
Executive Officers
Matthew Booth	53	Chief Executive Officer and Director
Timothy C. Huffmyer	49	Chief Financial Officer
Non-Employee Directors
James M. Micali(1)(2)(3)	75	Director
Ryan Pollock(1)	50	Director
Gina Domanig(1)(2)(3)	60	Director
Benjamin Volkow	48	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Matthew Booth has served on the Urgently Board since August 2022, as Chief Executive Officer since August 2022 and as President since December 2020. Mr. Booth has also served in various other roles at Urgently, including as Chief Strategy Officer from January 2019 to April 2019 and as Strategic Advisor from August 2018 to January 2019. Prior to joining Urgently, Mr. Booth served as CEO and as an advisor at Connectivity, a customer intelligence solutions company, from July 2013 to July 2018 and in various roles at BIA Kelsey, a media research and consulting firm, from March 2006 to June 2013, including as Chief Strategy Officer and most recently as an advisor from July 2013 to March 2015. Mr. Booth received his B.S. in Business (Finance) from Babson College. We believe that Mr. Booth is qualified to serve as a member of the Urgently Board based on his extensive experience in the software and technology space, his operational expertise and his leadership as our Chief Executive Officer.

Timothy C. Huffmyer has served as our Chief Financial Officer since September 2021. Prior to joining Urgently, Mr. Huffmyer served as the Chief Financial Officer of Smith Micro Software, Inc. (Nasdaq “SMSI”), a software solutions company, from June 2017 to September 2021. Prior to joining Smith Micro Software, Inc., Mr. Huffmyer served in various roles at Black Box Corporation (Nasdaq “BBOX”), an IT solutions company, from January 2008 to June 2017 including Vice President, Chief Financial Officer and Treasurer, and Director of Finance. Mr. Huffmyer received his B.A. in Accounting from Michigan State University.

Non-Employee Directors

James M. Micali has served as a member of the Urgently Board since October 2017. Mr. Micali has been the Principal of Micali Advisory Services since January 2018. He has also been a member and limited partner of Azalea Fund III since 2008 and Azalea Fund IV since 2014, each of private equity firm Azalea Capital LLC. Mr. Micali served as Chairman and President of Michelin North America, Inc. from 1996 until his retirement in 2008. Following his retirement, Mr. Micali stayed on as a consultant to Michelin through 2009. From 1977 through 1996 Mr. Micali served in several positions at Michelin North America, Inc., including General Counsel and Executive Vice President of Legal and Finance. Mr. Micali currently serves as a member of the board of directors of American Tire Distributors, Inc., a privately held company in the automotive parts and supplies industry. He previously served as a member of the board of directors of Sonoco Products Company from 2003 through June 2022, including service on Sonoco Products Company’s audit committee and nominating and governance committee. Previously, Mr. Micali also served on the board of directors of SCANA Corporation, Lafarge North America and Ritchie Bros. Auctioneers. Mr. Micali also previously served as the director of the South Carolina Ports Authority and chair of the South Carolina Chamber of Commerce. Mr. Micali received his B.A. from Lake Forest College and his J.D. from Boston College Law School. We believe that Mr. Micali is qualified to serve as a member of the Urgently Board based on his extensive leadership experience in the automotive industry and corporate governance experience as a director of both privately-held and public companies.

Ryan Pollock has served on the Urgently Board since November 2019. Mr. Pollock is a managing partner at Iron Gate Capital, LLC, a venture capital and private equity firm, and has served since March 2013. Prior to joining Iron Gate Capital, LLC, Mr. Pollock was a managing director at Meritage Funds, a venture capital and private equity firm, from 2004 to 2013 and held several management positions at Investec Asset Management, a global investment company, from 1995 to 2002. Mr. Pollock currently serves as a member of the board of directors of several privately-held companies, including Liqid, Inc., RemoteLock, and HZO. He previously served on the board of directors of Nogin, as well as Acustream, Integrated, Kapost and Central Logic. Mr. Pollock received a B.B.S. in Finance from the University of Cape Town in South Africa, a Diploma in Social Studies in International Economics, Politics and Philosophy from Oxford University and an M.B.A. with a specialization in Venture Capital from the University of Texas at Austin. We believe that Mr. Pollock is qualified to serve as a member of the Urgently Board based on his leadership experience, particularly in growth-stage companies.

Gina Domanig has served on the Urgently Board since January 2020. She is currently the managing partner and CEO at Emerald Technology Ventures AG, a clean technology venture capital business that she founded in January 2000 (at that time, part of Sustainable Asset Management AG). Ms. Domanig was previously the Head of Mergers and Acquisitions at Sulzer AG, a Swiss industrial engineering and manufacturing firm, from 1990 to 2000. Ms. Domanig currently serves as a member of the board of directors of several privately-held, Emerald Technology Ventures portfolio companies, including Actnano Inc. and GeoDigital International Inc. Ms. Domanig also currently serves as a board member of Mobiliar Genossenschaft, a Swiss insurance company, and as Executive Co-Chair—Innovation at the World Energy Council. Ms. Domanig received her B.A. in Finance from Arizona State University and her MBA degrees from the Thunderbird School of Global Management at Arizona State University and ESADE in Barcelona, Spain. We believe that Ms. Domanig is qualified to serve on the Urgently Board due to her extensive experience in the industrial sector and her experience with investments in technology companies.

Benjamin Volkow is expected to be appointed to the Urgently Board effective upon Closing. Mr. Volkow founded Otonomo in 2015 and has served since 2015 as Otonomo’s Chief Executive Officer. From 2012 to 2015, Mr. Volkow served as a Business Unit General Manager at F5 Networks, which he joined after the acquisition of Traffix Communication Systems Ltd., where he was Co-Founder and CEO from 2006 to 2012. As the founder and CEO of Traffix, Mr. Volkow built a multi-million dollar global business. From 2003 to 2005, Mr. Volkow managed R&D groups in Sendo (UK), which provided advanced mobile data solutions. From 2001 to 2003, Mr. Volkow filled various roles at Panasonic Mobile Communications (UK), which included building their first European market products. Mr. Volkow was the Co-founder of VC-backed Sedona Networks, a provider of advanced network solutions. Mr. Volkow studied Computer Science at the Academic College of Tel Aviv-Yaffo. We believe that Mr. Volkow is qualified to serve on the Urgently Board due to his track record as a founder and chief executive officer for multiple companies and rich entrepreneurial experience.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

The Urgently Board has adopted a code of business conduct and ethics, which will be effective upon the closing of the Merger, that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as our contractors, consultants and agents. Following the closing of the Merger, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at                 . We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of the Urgently Board. Upon the closing of the Merger, the Urgently Board will consist of 6 directors.

After the Closing, the number of directors will be fixed from time to time by the Urgently Board, subject to the terms of the Proposed Charter and Proposed Bylaws. Each of our directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board

We intend to adopt the Proposed Charter at the Effective Time. The Proposed Charter provides that the Urgently Board will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Gina Domanig and Ryan Pollock, and their terms will expire at the annual meeting of stockholders to be held in 2024;

•	the Class II directors will be James Micali and a director to be designated by Otonomo, and their terms will expire at the annual meeting of stockholders to be held in 2025; and

•	the Class III directors will be Matthew Booth and Benjamin Volkow, and their terms will expire at the annual meeting of stockholders to be held in 2026.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of the Urgently Board with staggered three-year terms may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Securities Following the Merger—Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Proposed Charter and the Proposed Bylaws.”

Director Independence

Upon the Closing, the Urgently Board is expected to determine that each of our directors other than Mr. Booth will qualify as independent directors, as defined under the rules of Nasdaq, and the Urgently Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, we will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of our audit committee, as discussed below.

Board Committees

Effective upon the Closing, the Urgently Board will have three standing committees—an audit committee, a compensation committee, and a nominating and corporate governance committee. Following the Closing, copies of the charters for each committee will be available on our website.

Audit Committee

Upon the Closing, the members of our audit committee will be Ms. Domanig and Messrs. Micali and Pollock, with Mr. Pollock serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members. Each member of our audit committee also meets the financial literacy requirements of the listing standards of Nasdaq. In addition, the Urgently Board has determined that Mr. Pollock is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the Closing, our audit committee will, among other things:

•	select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;

•	review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;

•	evaluate the independence and qualifications of our independent registered public accounting firm;

•	review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;

•	review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;

•	discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;

•	oversee the design, implementation and performance of our internal audit function, if any;

•	set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;

•	review, approve and monitor related party transactions;

•

adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory and ethical compliance programs; and

•	review and discuss with management and our independent auditor our guidelines and policies to identify, monitor and address enterprise risks.

Our audit committee will operate under a written charter, to be effective upon the Closing, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon the Closing, the members of our compensation committee will be Ms. Domanig and Mr. Micali, with Mr. Micali serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following the Closing, our compensation committee will, among other things:

•	review, approve or make recommendations to the Urgently Board regarding the compensation for our executive officers, including our chief executive officer;

•	review, approve and administer our employee benefit and equity incentive plans;

•	establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;

•	make recommendations to the Urgently Board regarding non-employee director compensation; and

•	approve or make recommendations to the Urgently Board regarding the creation or revision of any clawback policy.

Our compensation committee will operate under a written charter, to be effective upon the Closing, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Upon the Closing, the members of our nominating and corporate governance committee will be Ms. Domanig and Mr. Micali, with Ms. Domanig serving as chairperson, each of whom meets the requirements for independence under the listing standards of Nasdaq. Following the Closing, our nominating and corporate governance committee will, among other things:

•	review and assess and make recommendations to the Urgently Board regarding desired qualifications, expertise and characteristics sought of board members;

•	identify, evaluate, select or make recommendations to the Urgently Board regarding nominees for election to the Urgently Board;

•	develop policies and procedures for considering stockholder nominees for election to the Urgently Board;

•	review our succession planning process for our chief executive officer and any other members of our executive management team;

•	review and make recommendations to the Urgently Board regarding the composition, organization and governance the Urgently Board and its committees;

•	make recommendations to the Urgently Board regarding non-employee director compensation;

•	review and make recommendations to our board directors regarding our corporate governance guidelines and corporate governance framework;

•	oversee director orientation for new directors and continuing education for our directors;

•	oversee the evaluation of the performance of the Urgently Board and its committees;

•

review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and

•	administer policies and procedures for communications with the non-management members of the Urgently Board.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the Closing, that satisfies the applicable listing standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

Upon the Closing, the members of our compensation committee will be Ms. Domanig and Mr. Micali. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on the Urgently Board or compensation committee.

Director Compensation

No compensation was provided to our non-employee directors for the year ended December 31, 2022. Directors who are also our employees received no additional compensation for their service as directors. The compensation received by Matthew Booth as an employee is set forth in the section titled “Executive Compensation.” Our non-employee directors did not hold any outstanding equity awards as of March 31, 2023.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt the Proposed Charter, which will become effective immediately prior to the completion of the Merger, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, we expect to adopt the Proposed Bylaws, which will become effective as of the Closing, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the DGCL. The Proposed Bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

We maintain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Combined Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Urgent.ly Inc.

Our named executive officers, consisting of our current principal executive officer, our former principal executive officer and the most highly compensated executive officer other than our principal executive officer, as of December 31, 2022, were:

•	Matthew Booth, our current Chief Executive Officer;

•	Christopher Spanos, our former Chief Executive Officer; and

•	Timothy C. Huffmyer, our Chief Financial Officer.

Summary Compensation Table for Fiscal 2022

The following table sets forth information regarding the compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended December 31, 2022:

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)		Total ($)
Matthew Booth
Chief Executive Officer	2022	280,769	—		280,845
Christopher Spanos
Former Chief Executive Officer	2022	142,789	87,648	(1)	230,437
Timothy C. Huffmyer
Chief Financial Officer	2022	362,200	—		362,276

(1)	Consists of severance payments made pursuant to the Spanos Separation Agreement. See “Severance and Consulting Arrangements with Christopher Spanos” below.

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2022.

			Option Awards

Name	Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Matthew Booth	4/2/2019	(1)	100,000	—	0.94	4/1/2029
	2/5/2020	(2)	165,729	49,271	0.99	2/4/2030
	12/15/2020	(2)	137,500	137,500	1.38	12/14/2030
Christopher Spanos	3/22/2016	(1)	250,000	—	0.56	3/21/2026
	5/25/2018	(1)	50,000	—	0.75	5/24/2028
	4/2/2019	(2)	56,250	3,750	0.94	4/1/2029
	7/15/2021	(1)	100,000	—	1.38	7/14/2031
Timothy C. Huffmyer	7/15/2021	(1)	100,000	—	1.38	7/14/2031
	9/23/2021	(3)	109,375	240,625	1.38	9/22/2031

(1)	The shares of Urgently common stock underlying this option are fully vested.
(2)	The shares of Urgently common stock underlying this option vested or are scheduled to vest as to 1/48th of the total shares each of the first 48 months following the vesting commencement date.

(3)

The shares of Urgently common stock underlying this option vested or are scheduled to vest as to 1/4th of the total shares on the one year anniversary of the vesting commencement and 1/48th of the total shares each of the first 36 months thereafter.

Named Executive Officer Employment Arrangements

Matthew Booth

Matthew Booth entered into an executive employment agreement dated February 9, 2023 (the “Booth Employment Agreement”). The Booth Employment Agreement has no specific term and provides that Mr. Booth is an at-will employee. Mr. Booth is eligible for an annual base salary of $350,000 and an annual bonus opportunity of up to $175,000. The Booth Employment Agreement contains customary confidentiality, non-solicitation and intellectual property assignment provisions.

In the event that Mr. Booth’s employment with us is terminated without “cause” (as defined in the Booth Employment Agreement) other than within 12 months following the effective date of a “change in control” (as defined in the Booth Employment Agreement) (the “change in control period”), Mr. Booth will be eligible for:

•	continuing payment of his then-current base salary for a period of 12 months, less all applicable withholdings and deductions; and

•	paid coverage under our group health plans for up to 6 months.

In the event that Mr. Booth’s employment with us is terminated without “cause” within the change in control period, Mr. Booth will be eligible for the payments and benefits described above and accelerated vesting and exercisability of all of his outstanding equity awards. Pursuant to the Booth Employment Agreement, the foregoing severance benefits are subject to Mr. Booth signing, delivering and not revoking a separation agreement that includes, among other terms, an effective general release of claims in our favor and in favor of our affiliates and representatives, in the form presented by us within the time in such separation agreement, which shall be no longer than 60 days following the date of his termination of service.

Severance and Consulting Arrangements with Christopher Spanos

Christopher Spanos entered into a separation agreement (the “Spanos Separation Agreement”) and a consulting agreement (the “Spanos Consulting Agreement”), each effective August 12, 2022. Mr. Spanos’s services as an employee terminated on August 12, 2022, as contemplated under the Spanos Separation Agreement. The Spanos Separation Agreement provides that Mr. Spanos receive continuing payments of his base salary for 9 months following his termination of employment and an additional lump sum cash payment of $5,436. Mr. Spanos will also be eligible for continued vesting of his outstanding options to purchase Urgently’s stock during the period he provides services to Urgently following his termination of employment and an extension of the post-termination exercise period of his outstanding options to purchase Urgently’s stock until the day that is 12 months following the termination of his service to Urgently (or the original expiration date of the option, if earlier). Mr. Spanos is also permitted to retain his company-issued laptop. The Spanos Separation Agreement contains customary confidentiality, non-solicitation and intellectual property assignment provisions, and a mutual release of claims.

The Spanos Consulting Agreement contemplates four phases of transitionary services. The first phase (“Phase 1”) would begin on August 12, 2022, and terminate on the last day of the 6th month thereafter; the second phase (“Phase 2”) would begin immediately following the end of Phase 1 and terminate on the last day of the 3rd month thereafter; and the third phase (“Phase 3”) would begin immediately following the end of Phase 2 and terminate on August 12, 2024 (the period beginning at the start of Phase 1 and ending at the end of Phase 3, the “Spanos Consulting Period”). In consideration for his services during Phase 1, the Spanos Consulting Agreement provides for an additional grant of options to purchase Urgently’s stock (the “Phase 1 Option”), with the number of shares subject to the Phase 1 Option determined by dividing $75,000 by the fair market value of a share of Urgently stock on August 31, 2022, and the exercise price equal to the fair market value of a share on the date of grant. 1/6th of the Phase 1 Option would vest on September 12, 2022, and on the 12th of each of the first 5 months thereafter, subject to Mr. Spanos continuing to provide service to Urgently. In consideration for his services during Phase 2, the Spanos Consulting Agreement provides for a monthly consulting fee of $18,750 per month, and in consideration for his services during Phase 3, the Spanos Consulting Agreement provides for a monthly consulting fee of $500 per month. The Spanos Consulting Agreement further provides that Mr. Spanos will be eligible to participate in Urgently’s management incentive program, if established, and that it will be recommended that he receive the equivalent of 10% of the total amount paid to participants in such program. Any award under Urgently’s management incentive program remains in the sole discretion of Urgently’s board of directors. The Spanos Consulting Agreement contains customary confidentiality, non-solicitation and intellectual property assignment provisions.

Timothy C. Huffmyer

Mr. Huffmyer entered into an amended and restated executive employment agreement dated February 9, 2023 (the “Huffmyer Employment Agreement”), which amended and restated his prior employment agreement. The Huffmyer Employment Agreement has no specific term and provides that Mr. Huffmyer is an at-will employee. Mr. Huffmyer is eligible for an annual base salary of $350,000 and an annual bonus opportunity of up to $175,000. The Huffmyer Employment Agreement contains customary confidentiality, non-solicitation and intellectual property assignment provisions.

In the event that Mr. Huffmyer’s employment with us is terminated without “cause” (as defined in the Huffmyer Employment Agreement) other than within 12 months following the effective date of a “change in control” (as defined in the Huffmyer Employment Agreement) (the “change in control period”), Mr. Huffmyer will be eligible for:

•	continuing payment of his then-current base salary for a period of 12 months, less all applicable withholdings and deductions; and

•	paid coverage under our group health plans for up to 6 months.

In the event that Mr. Huffmyer’s employment with us is terminated without “cause” within the change in control period, Mr. Huffmyer will be eligible for the payments and benefits described above and accelerated vesting and exercisability of all of his outstanding equity awards. Pursuant to the Huffmyer Employment Agreement, the foregoing severance benefits are subject to Mr. Huffmyer signing, delivering and not revoking a separation agreement that includes, among other terms, an effective general release of claims in our favor and in favor of our affiliates and representatives, in the form presented by us within the time in such separation agreement, which shall be no longer than 60 days following the date of his termination of service.

Bonus Compensation

Our named executive officers did not receive bonuses with respect to the fiscal year ending December 31, 2022.

Equity-Based Incentive Awards

Urgently’s equity-based incentive awards are designed to align Urgently’s interests and those of Urgently stockholders with those of Urgently’s employees and consultants, including Urgently’s named executive officers. Urgently’s board of directors is responsible for approving equity grants to Urgently’s employees and consultants, including Urgently’s named executive officers. To date, stock option awards are the only form of equity awards Urgently has granted to its named executive officers. Urgently has granted equity incentive awards under the terms of Urgently’s 2013 Equity Incentive Plan. The terms of the plan are described below under “Executive Compensation of Urgently—Equity Benefit Plans.”

All options are granted with an exercise price per share that is no less than the fair market value of Urgently’s common stock on the date of grant of such award. Urgently’s stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “Outstanding Equity Awards at Fiscal 2022 Year-End.”

Potential Payments upon Termination or Change of Control

Our named executive officers are eligible for the severance benefits described above in the section titled “—Named Executive Officer Employment Arrangements.”

Employee Benefit and Stock Plans

Perquisites and Health and Welfare Benefits

Urgently’s named executive officers, during their employment with us, are eligible to participate in Urgently’s employee benefit plans, including Urgently’s medical, dental, group term life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of Urgently’s other employees.

Urgently generally does not provide perquisites or personal benefits to Urgently’s named executive officers, except in limited circumstances. Urgently’s board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in Urgently’s best interests.

2023 Equity Incentive Plan

On June 16, 2023, the Urgently Board adopted the 2023 Equity Incentive Plan (the “2023 Plan”), which we expect our stockholders will approve. The 2023 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this proxy statement/prospectus forms a part. The 2023 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our future subsidiary corporations’ employees and consultants.

Authorized Shares. A total of 124,487,740 shares of Urgently common stock are reserved for issuance pursuant to the 2023 Plan. In addition, the shares reserved for issuance under the 2023 Plan also include a number of shares of Urgently common stock equal to (x) any shares of Urgently common stock subject to awards granted under our 2013 Equity Incentive Plan (the “2013 Plan”), that, on or after the termination of the 2013 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us plus (y) any shares that, as of the date of stockholder approval of the 2023 Plan, have been reserved but not issued pursuant to any awards granted under the 2013 Plan and are not subject to any awards granted thereunder (provided that the maximum number of shares that may be added to the 2023 Plan pursuant to this sentence is 69,315,224 shares). The number of shares of Urgently common stock available for issuance under the 2023 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2024 fiscal year, equal to the least of:

•	49,795,096 shares of Urgently common stock;

•	12.5% of the outstanding shares of all classes of Urgently common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the Urgently Board may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2023 Plan (unless the 2023 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2023 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2023 Plan (unless the 2023 Plan has terminated). Shares of Urgently common stock that have actually been issued under the 2023 Plan will not be returned to the 2023 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by or forfeited to us, such shares will become available for future grant under the 2023 Plan. Shares of Urgently common stock used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2023 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares of Urgently common stock available for issuance under the 2023 Plan.

Plan Administration. The Urgently Board, or one or more committees appointed by the Urgently Board, will administer the 2023 Plan. The compensation committee of the Urgently Board will initially administer the 2023 Plan. In addition, if we determine it is desirable to qualify transactions under the 2023 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2023 Plan, the administrator has the power to administer the 2023 Plan and make all determinations deemed necessary or advisable for administering the 2023 Plan, including but not limited to, the power to determine the fair market value of Urgently common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2023 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2023 Plan and awards granted under it, prescribe, amend and rescind rules relating to the 2023 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator will also have the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions will be final and binding on all participants.

Stock Options. Stock options may be granted under the 2023 Plan. The exercise price of options granted under the 2023 Plan must at least be equal to the fair market value of Urgently common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2023 Plan, the administrator will determine the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2023 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Urgently common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2023 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of Urgently common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under the 2023 Plan. Restricted stock awards are grants of shares of Urgently common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2023 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2023 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of Urgently common stock. Subject to the provisions of the 2023 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under the 2023 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of Urgently common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares or in some combination thereof.

Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the 2023 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, the 2023 Plan provides that in any given fiscal year, an outside director will not be granted equity awards (including any awards issued under the 2023 Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with GAAP) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceeds $750,000, or $1,000,000 for the initial year of service.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2023 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2023 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2023 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in the 2023 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2023 Plan provides that in the event of a merger or change in control, as defined under our 2023 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. The Urgently Board may require a participant to forfeit, return or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination. The administrator has the authority to amend, alter, suspend or terminate the 2023 Plan, provided such action does not materially impair the rights of any participant. The 2023 Plan will continue for a term of ten years from the date of adoption by the Urgently Board unless we terminate it earlier.

2023 Employee Stock Purchase Plan

On June 16, 2023, the Urgently Board adopted the 2023 Employee Stock Purchase Plan (the “ESPP”), which we expect our stockholders will approve. Our ESPP became effective when adopted by the Urgently Board. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of 19,918,038 shares of Urgently common stock are available for sale under our ESPP. The number of shares of Urgently common stock that are available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2024 fiscal year, equal to the least of:

•	9,959,019 shares;

•	2% of the outstanding shares of all classes of Urgently common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

Shares issuable under the ESPP are authorized, but unissued, or reacquired shares of Urgently common stock.

Plan Administration. The Urgently Board, or a committee appointed by the Urgently Board, administers our ESPP and has full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. We expect our compensation committee to administer our ESPP. The administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of our ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under our ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in our ESPP by employees who are non-U.S. nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the maximum extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, subject to minimum service limitations adopted by the administrator in accordance with the terms of our ESPP. The administrator retains the authority to revise the definition of Eligible Employee in accordance with the terms of our ESPP.

However, an employee may not be granted rights to purchase shares of Urgently common stock under our ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of our (or any parent’s or subsidiary’s) capital stock; or

•

hold rights to purchase shares of Urgently common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of Urgently common stock for each calendar year.

Offering Periods. The ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the ESPP. Our administrator will determine the terms of any offering periods under our ESPP. No offering period may last more than 27 months.

Contributions. Our ESPP permits participants to purchase shares of Urgently common stock through payroll deductions of at least 1% but not more than 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. Our administrator will determine the maximum number of shares that may be purchased by a participant in any purchase period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant will be used to purchase shares of Urgently common stock at the end of each purchase period. The purchase price of the shares will be determined by the administrator in accordance with the terms of our ESPP, but will not be less than 85% of the lower of the fair market value of Urgently common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Urgently common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant will not be permitted to transfer rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Certain Adjustments. Our ESPP provides that if any dividend or other distribution (whether in the form of cash, Urgently common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of Urgently common stock or other securities of ours, or other change in our corporate structure affecting Urgently common stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator will make adjustments to the number and class of shares that may be delivered under our ESPP and/or the purchase price per share and number of shares covered by each option granted under our ESPP that has not yet been exercised, and the numerical share limits under our ESPP. In the event of our proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of Urgently common stock under our ESPP. Our ESPP will automatically terminate 20 years after the later of the date of the ESPP’s adoption by the Urgently Board or the business day immediately prior to the effective date of our registration statement of which this proxy statement/prospectus forms a part, unless we terminate it earlier.

2013 Equity Incentive Plan

The 2013 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to our eligible employees, directors, and consultants and employees and consultants of our affiliates. Our 2013 Plan was originally adopted by the Urgently Board and our stockholders in September 2013 and was most recently amended in February 2023. The material terms of the 2013 Plan are summarized below. On the business day immediately prior to the effective date of the registration statement of which this proxy statement/prospectus forms a part, our 2013 Plan will be terminated and we will not grant any additional awards under our 2013 Plan thereafter. However, our 2013 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2013 Plan.

As of March 31, 2023, stock options covering 4,136,704 shares of Urgently common stock were outstanding under the 2013 Plan.

Plan Administration. The 2013 Plan is administered by our board or one or more of its committees. The administrator has all authority and discretion necessary or appropriate to administer the 2013 Plan and to control its operation, including the authority to construe and interpret the terms of the 2013 Plan and the awards granted under the 2013 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to effect with the consent of any adversely affected participant and subject to the terms of the 2013 Plan, (1) the reduction of the exercise price of any outstanding option under the 2013 Plan, (2) the cancellation of any outstanding option under the 2013 Plan and the grant in substitution therefor of (A) a new option under the 2013 Plan or another equity plan of ours covering the same or a different number of shares of common stock, (B) a restricted stock award, (C) a stock appreciation right, (D) restricted stock unit, (E) cash and/or (F) other valuable consideration (as determined by the board, in its sole discretion), or (3) any other action that is treated as a repricing under generally accepted accounting principles. Without limitation to the foregoing, the administrator has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash or by which the exercise price of an outstanding award is increased or reduced.

Eligibility. Our employees, directors and consultants and employees and directors of our affiliates are eligible to receive awards. Only our employees or of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options. Stock options have been granted under the 2013 Plan. Subject to the provisions of the 2013 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised. The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of Urgently common stock on the grant date. The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s “continuous service” (as defined in the 2013 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for three months or such longer or shorter period of time as set forth in the applicable award agreement if a participant’s continuous service status as a Service Provider terminates for a reason other than death or disability. If a participant’s status as a Service Provider terminates due to death or disability, vested options generally will remain exercisable for twelve months from the date of termination (or such other longer or shorter period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Restricted Stock Units. Restricted stock units may be granted under the 2013 Plan. Subject to the provisions of the 2013 Plan, the administrator determines the term of restricted stock units and the number of shares and subject to an award. Dividend equivalents may be credited in respect of shares covered by restricted stock units, as determined by the board and contained in the award agreement.

Non-Transferability of Awards. Unless determined otherwise by the administrator, awards generally may not be transferred.

Certain Adjustments. In the event of a “capitalization adjustment” (as defined in our 2013 Plan) the board will proportionately and appropriately adjust: (i) the class(es) and maximum number of securities subject to the 2013 Plan, (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, and (iii) the class(es) and number of securities and price per share of stock subject to outstanding awards. The board will make such adjustments, and its determination will be final, binding and conclusive.

Dissolution or Liquidation. In the event of our dissolution or liquidation, all outstanding awards will terminate immediately prior to the completion of such dissolution or liquidation, and shares subject to the Urgently’s repurchase option may be repurchased by Urgently notwithstanding the fact that the holder of such award is providing continuous service, provided, however, that the board may, in its sole discretion, cause some or all awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

Merger and Change of Control. The following provisions will apply to awards in the event of a “corporate transaction” (as defined in our 2013 Plan) unless otherwise provided in the instrument evidencing the award or any other written agreement between us or our affiliate and the holder of the award or unless otherwise expressly provided by the board at the time of grant of an award. Except as otherwise stated in the award agreement, in the event of a corporate transaction, then, notwithstanding any other provision of the 2013 Plan, the board will take one or more of the following actions with respect to awards, contingent upon the Closing or completion of the corporate transaction: (i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of Urgently pursuant to the corporate transaction); (ii) arrange for the assignment of any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company); (iii) accelerate the vesting of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such corporate transaction as the board will determine (or, if the board will not determine such a date, to the date that is five (5) days prior to the effective date of the corporate transaction), with such award terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction; (iv) arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the award; (v) terminate or cancel, or arrange for the termination or cancellation, of the award, to the extent not vested or not exercised prior to the effective time of the corporate transaction; (vi) make a payment, in such form as may be determined by the board equal to the excess, if any, of (A) the value of the property the holder of the award would have received upon the exercise of the award, over (B) any exercise price payable by such holder in connection with such exercise. The board need not take the same action with respect to all awards or with respect to all Participants.

Amendment and Termination. The board may suspend or terminate the 2013 Plan at any time. Unless sooner terminated by the board in accordance with the 2013 Plan, the 2013 Plan will automatically terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the 2013 Plan is adopted by the board, or (ii) the date the 2013 Plan is approved by the stockholders of Urgently. No awards may be granted under the 2013 Plan while the 2013 Plan is suspended or after it is terminated.

Executive Incentive Compensation Plan

The Urgently Board adopted an Executive Incentive Compensation Plan (“Incentive Compensation Plan”). Our Incentive Compensation Plan will allow our compensation committee to provide cash incentive awards to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to the Incentive Compensation Plan, our compensation committee, in its sole discretion, establishes target awards for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

401(k) Plan

We maintain a defined contribution employee retirement plan (“401(k) plan”) for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. We provide a 100% match for the first 3% of a participant’s contributions, and a 50% match for the next 2% of a participant’s contributions.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Urgently Related Person Transactions

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Urgently, unless otherwise specified.

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements with our directors and executive officers, including those discussed in the sections titled “Management Following the Merger” and “Executive Compensation,” and the registration rights described in the section titled “Description of Securities Following the Merger—Registration Rights,” the following is a description of each transaction since January 1, 2020, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Commercial Transactions

BMW Agreements

We are party to non-exclusive service agreements (the “BMW Agreements”) with entities affiliated with BMW iVentures SCS, SICAV-RAIF (“BMW iVentures”) pursuant to which we provide various roadside assistance services. During the three months ended March 31, 2023 and each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020 we earned $7.0 million, $25.3 million, $22.4 million and $19.5 million, respectively, of revenue under the BMW Agreements. BMW iVentures currently holds more than 5% of our outstanding capital stock.

Enterprise Agreements

We are party to non-exclusive service agreements (the “Enterprise Agreements”) with entities affiliated with Enterprise Holdings Ventures, LLC (“EHV”) pursuant to which we provide various roadside assistance services. During the three months ended March 31, 2023 and each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020 we earned $10.4 million, $40.7 million, $12.5 million and $1.9 million, respectively, of revenue under the Enterprise Agreements. EHV currently holds more than 5% of our outstanding capital stock.

Equity Transactions

2020 Series C and C-1 Preferred Stock Financing

On September 18, 2020 we sold 2,280,500 shares of series C preferred stock (the “2020 Series C Preferred Stock”) to certain purchasers at a cash price of $5.2313 per share, for total cash proceeds of approximately $11,929,993.82. This was deemed a Qualified Financing as defined in the convertible promissory notes (the “2019 Notes”) that were outstanding at that time and as a result the entire principal amount of $17,575,000 of the 2019 Notes, plus accrued interest of $1,157,000, converted into 4,475,886 shares of series C-1 preferred stock (the “2020 Series C-1 Preferred Stock”), at a price of $4.1850 per share. Subsequent to the initial closing through December 31, 2020, we sold an additional 1,542,634 shares of Series C preferred stock for total cash proceeds of approximately $19,999,998.75. The following table summarizes purchases of our 2020 Series C and C-1 Preferred Stock by directors, executive officers and/or holders of more than 5% of our capital stock:

Participants (1)	2020 Series C Preferred Stock (#)	2020 Series C-1 Preferred Stock (#)	Aggregate Purchase Price
BMW iVentures	382,313	251,779	$3,053,689
Iron Gate Urgently, LLC	636,553	1,804,186	$10,880,518
EHV	191,157	—	$1,000,000
Emerald Industrial Innovation Fund L.P.	382,313	1,266,230	$7,299,167
American Tire Distributors Holdings, Inc.	172,041	191,741	$1,702,434
Forte Ventures L.P.	76,463	—	$400,001
Forte Urgent.ly LLC	344,082	—	$1,799,996
Porsche Investments Management S.A.	152,925	255,550	$1,869,473

(1)	Additional details regarding these stockholders and their equity holdings are provided in this proxy statement/prospectus in the section titled “Beneficial Ownership of Securities.”

2021 Notes Financing

From March 2021 through December 2021 we issued an aggregate of $39,957,447 of 2021A convertible promissory notes (the “2021 Notes”) to certain purchasers, including to each of EHV, BMW iVentures, Iron Gate Urgently, LLC and American Tire Distributors Holdings, Inc. in aggregate amounts, respectively, of $1,000,000, $6,000,000, $4,400,000 and $747,447.

The 2021 Notes currently accrue interest at a rate of 10% per annum and mature on June 30, 2024. It is anticipated that in connection with the Merger, the 2021 Notes will be amended to clarify the net exercise mechanics. Based on estimates as of March 31, 2023, the 2021 Notes will automatically convert into 255,295,747 shares of Urgently common stock immediately prior to the consummation of the direct listing of our securities on a public exchange (the “Direct Listing”), which we expect to occur concurrently with the Closing.

2022 Notes Financing and Recapitalization

From July 2022 through September 2022 we issued an aggregate of $29,999,864 of 2022A convertible promissory notes (the “2022 Notes”) and warrants to purchase shares of Urgently common stock based on a percentage ownership of 2022 Notes held as of the financial participation deadline (the “2022 Warrants”) to certain purchasers, including BMW iVentures, Iron Gate Urgently, LLC, EHV, Emerald Industrial Innovation Fund L.P., American Tire Distributors Holdings, Inc., Forte Ventures L.P., Forte Urgent.ly LLC and Porsche Investments Management S.A.

The 2022 Notes have an interest rate of 15% per annum and mature on June 30, 2024. In connection with the Merger, in February 2023, the 2022 Warrants were amended to clarify the automatic net exercise provisions applicable in connection with the Merger and Direct Listing and clarify the calculation for the number of shares exercisable under the 2022 Warrants. In addition, certain of the 2022 Notes were amended to, among other things, provide for the automatic conversion of the 2022 Notes held by holders who were party to the amendment immediately prior to the Closing and consummation of the Direct Listing, clarify the participation deadline, which had been extended previously by some but not all holders of the 2022 Notes, clarify the exchange mechanics for the permitted conversion of common stock into preferred stock, and permit future amendment of the 2022 Notes by the holders of a majority of the outstanding 2022 Notes instead of requiring individual noteholder approval. The 2022 Notes that were amended will automatically convert into 148,498,117 shares of Urgently common stock immediately prior to the Closing and consummation of the Direct Listing. The 2022 Warrants, exercisable for an aggregate of 92,937,302 shares of Urgently common stock, will automatically net exercise immediately prior to the Closing and consummation of the Direct Listing.

Pursuant to the terms of the 2022 Notes, all shares of our preferred stock outstanding on July 12, 2022 were reclassified and converted into shares of Urgently common stock on a one-for-one basis, and a new class of series C preferred stock, $0.001 par value per share (the “2022 Series C Preferred Stock”), was authorized (such reclassification, conversion and authorization together with the issuance of the 2022 Notes and 2022 Warrants, the “Recapitalization”). Purchasers of the 2022 Notes were permitted to exchange their shares of common stock for 2022 Series C Preferred Stock based on their purchase of the 2022 Notes. On February 10, 2023, the holders of at least a majority of the outstanding shares of 2022 Series C Preferred Stock approved conversion of such shares of 2022 Series C Preferred Stock into common stock immediately prior to, and in connection with, the Direct Listing.

The following table summarizes the 2022 Notes, 2022 Warrants, common stock and 2022 Series C Preferred Stock held by our directors, executive officers and/or holders of more than 5% of our capital stock on a post-Recapitalization basis:

Participants (1)	2022 Notes ($)	2022 Warrants (#)	Common Stock (#)	2022 Series C Preferred Stock (#)
BMW iVentures	$5,000,000	15,489,625	419,815	2,074,065
Iron Gate Urgently, LLC	$4,390,000	13,599,891	360,851	2,079,888
EHV	$4,000,000	12,391,700	162,263	955,785
Emerald Industrial Innovation Fund L.P.	$1,383,140	4,284,864	253,256	1,395,287
American Tire Distributors Holdings, Inc.	$1,219,826	3,778,929	202,275	1,097,895
Forte Ventures L.P.	$1,250,000	3,872,406	237,037	601,220
Forte Urgent.ly LLC	$775,000	2,400,891	660,098	817,375
Porsche Investments Management S.A.	$1,295,357	4,012,918	249,884	1,294,033

(1)	Additional details regarding these stockholders and their equity holdings are provided in this proxy statement/prospectus in the section titled “Beneficial Ownership of Securities.”

2023 Notes Financing

From March 2023 through April 2023 we issued an aggregate of $4,689,109 of 2023 secured convertible promissory notes (the “2023 Notes”) to certain purchasers, including to each of BMW iVentures, Emerald Industrial Innovation Fund L.P., Iron Gate Urgently, LLC, and American Tire Distributors Holdings, Inc. in aggregate amounts, respectively, of $2,000,000, $750,000, $500,000 and $200,000.

The 2023 Notes currently accrue interest at a rate of 15% per annum and mature on June 30, 2024. It is anticipated that in connection with the Merger, the 2023 Notes will automatically convert into shares of Urgently common stock immediately prior to the Closing and consummation of the Direct Listing.

Investors’ Rights Agreement

We are party to an investors’ rights agreement, as amended (the “IRA”), with certain holders of our capital stock, including BMW iVentures, Iron Gate Urgently, LLC, EHV, Emerald Industrial Innovation Fund L.P., American Tire Distributors Holdings, Inc., Forte Ventures L.P., Forte Urgent.ly LLC and Porsche Investments Management S.A. which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Securities Following the Merger—Registration Rights” for additional information regarding these registration rights.

Voting Agreement

We are party to a voting agreement, as amended (the “Voting Agreement”), with certain holders of our capital stock, including BMW iVentures, Iron Gate Urgently, LLC, EHV, Emerald Industrial Innovation Fund L.P., American Tire

Distributors Holdings, Inc., Forte Ventures L.P., Forte Urgent.ly LLC and Porsche Investments Management S.A. pursuant to which such holders have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the Closing, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of the Urgently Board.

Right of First Refusal and Co-Sale Agreement

We are party to a right of first refusal and co-sale agreement, as amended (the “ROFR Agreement”), with certain holders of our capital stock, including BMW iVentures, Iron Gate Urgently, LLC, EHV, Emerald Industrial Innovation Fund L.P., American Tire Distributors Holdings, Inc., Forte Ventures L.P., Forte Urgent.ly LLC and Porsche Investments Management S.A. pursuant to which such holders have certain rights of first refusal and co-sale in respect of certain sales of securities. Upon the Closing, the ROFR Agreement and the obligations of the parties therein will terminate.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers in addition to the indemnification provided for in the Proposed Charter and the Proposed Bylaws. Such indemnification agreements and the Proposed Charter and Proposed Bylaws, as will be in effect immediately prior to, and subject to, the Closing, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding indemnification agreements with our directors and executive officers, see the section titled “Management Following the Merger— Limitation of Liability and Indemnification of Officers and Directors.”

Policies and Procedures for Transactions with Related Persons

Effective upon the Closing, we will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

We will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to the audit committee charter, the audit committee will have the responsibility to review related party transactions.

Otonomo Related Person Transactions

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Otonomo, unless otherwise specified.

Voting Agreements

On February 9, 2023, in connection with the execution of the Merger Agreement, certain shareholders of Otonomo, including executive officers and members of the Otonomo Board, entered into the Otonomo Voting Agreements with Urgently and Otonomo.

For more information, see the section titled “The Merger Agreement—Voting Agreements” and Annex D to this proxy statement/prospectus.

Registration Rights Agreement

In connection with the de-SPAC certain equityholders of SWAG and certain equityholders of Otonomo entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Otonomo agreed to file a shelf registration statement with respect to the registrable securities defined therein within twenty (20) business days of closing of the de-SPAC Pursuant to the Registration Rights Agreement, certain Otonomo equityholders of registrable securities may collectively request to sell all or any portion of their registrable securities in an underwritten offering up to four times in any 12-month period and certain former SWAG holders of registrable securities may collectively request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, in each case, so long as the total offering price is reasonably expected to exceed $25,000,000; provided, however, that such Otonomo equityholders and such former SWAG holders may not collectively request more than two underwritten shelf takedowns in any 12-month period. Otonomo also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that Otonomo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Confidentiality and Lock-Up Agreement

In connection with the de-SPAC certain equityholders of Otonomo and certain equityholders of SWAG entered into a confidentiality and lockup agreement (the “Confidentiality and Lockup Agreement”). Pursuant to the Confidentiality and Lockup Agreement, the shareholder parties thereto agreed that they will not, (i) in the case of the equityholders of Otonomo listed on Exhibit B to the Confidentiality and Lockup Agreement, during the period beginning on August 13, 2021 and continuing to and including February 9, 2022, and (ii) in the case of Software Acquisition Holdings II LLC (the “Sponsor”), the former directors and officers of SWAG and certain members of Otonomo management, during the period beginning on the Closing Date and continuing to and including the date that is the earlier of (A) August 13, 2022 and (B) if the last sale price of Otonomo Ordinary Shares equals or exceeds $12.00 per share (as adjusted after the Closing for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after August 13, 2021 (in each case, the “Lockup Period”), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares, or any options or warrants to purchase any shares or any securities convertible into, exchangeable for or that represent the right to receive shares, or any interest in any of the foregoing, whether now owned or hereinafter acquired, owned directly by such shareholder (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement).

Agreements with Officers

Employment Agreements. Otonomo entered into employment agreements with each of Otonomo’s executive officers, and the terms of each individual’s employment or service, as applicable, were approved by Otonomo’s board of directors. These agreements provide for notice periods of varying duration for termination of the agreement by Otonomo or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Options and RSUs. Since Otonomo’s inception, it has granted options to purchase ordinary shares and RSUs to its executive officers and directors.

Cash Bonuses. Since Otonomo’s inception, it has granted certain cash bonuses to its executive officers.

Exculpation, indemnification, and insurance. The Otonomo Articles permit it to exculpate, indemnify and insure certain of its officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. Otonomo entered into agreements with certain officeholders, exculpating them from a breach of their duty of care to Otonomo to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the de-SPAC to the extent that these liabilities are not covered by insurance.

Policies and Procedures for Transactions with Related Persons

Otonomo’s board of directors has adopted a written related party transaction policy to set forth the policies and procedures for identifying related party transactions.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation will pass upon the validity of the common stock and warrants issued in connection with the Merger and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Urgently as of December 31, 2022 and 2021 and for each of the years then ended have been audited by CohnReznick LLP, independent registered public accounting firm, as stated in their report which is included in the registration statement of which this proxy statement/prospectus forms a part. The report of CohnReznick LLP contains an explanatory paragraph about the ability of Urgent.ly Inc. to continue as a going concern. Such consolidated financial statements have been included herein in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Otonomo Technologies Ltd. and its subsidiaries as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO OTONOMO SHAREHOLDERS

Pursuant to the rules of the SEC, Otonomo and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Otonomo will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that Otonomo deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify Otonomo of their requests by calling or writing Otonomo at its principal executive offices 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel; telephone: +(972) 52-432-9955.

URGENTLY STOCKHOLDER PROPOSALS AND NOMINATIONS

If the Merger is completed, stockholders will be entitled to attend and participate in the annual meetings of stockholders of the Combined Company. We will provide notice of or otherwise publicly disclose the date on which the annual general meeting will be held. Stockholder proposals will be eligible for consideration by the directors for inclusion in the proxy statement for the annual general meeting in accordance with Rule 14a-8 under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

Urgently has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Urgently and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Urgently’s or Otonomo’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the Closing, the Combined Company will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Otonomo files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Otonomo’s or Urgently’s SEC filings, Urgently’s registration statement and the proxy statement/prospectus included herein, over the internet at the SEC’s website at http://www.sec.gov. None of the information contained on, or that may be accessed through any other website identified herein is part of, or incorporated into, this proxy statement/prospectus. All website addresses in this proxy statement/prospectus are intended to be inactive textual references only.

You may request a copy of this proxy statement/prospectus from Urgently, without charge, through the SEC’s website at the address provided above or by written or telephonic request to:

Urgent.ly Inc.

8609 Westwood Center Drive, Suite 810

Vienna, VA 22182

Telephone: (571) 350-3600

You may request a copy of this proxy statement/prospectus from Otonomo, without charge, through the SEC’s website at the address provided above or by written or telephonic request to:

Otonomo Technologies Ltd.

16 Abba Eban Blvd.

Herzliya Pituach 467256, Israel

Telephone: +(972) 52-432-9955

If you are a shareholder of Otonomo and would like to request documents, please do so no later than five (5) business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Otonomo, Otonomo will mail them to you by first-class mail, or another equally prompt means.

This document is a prospectus of Urgently and a proxy statement of Otonomo for the Special Meeting. Neither Otonomo nor Urgently has authorized anyone to give any information or make any representation about the Merger, Urgently or the Combined Company that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Urgent.ly Inc.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders

Urgent.ly Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Urgent.ly Inc. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations since inception and is dependent on debt and equity financing to fund operating shortfalls in the absence of another source of financing. These conditions raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ CohnReznick LLP

Tysons, Virginia

May 15, 2023

Urgent.ly Inc.

Consolidated Balance Sheets

December 31, 2022 and 2021

(in thousands, except share and par value data)

	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$6,357	$30,156
Restricted cash	1,050	1,050
Accounts receivable, net	33,966	32,753
Prepaid expenses and other current assets	2,102	2,105

Total current assets	43,475	66,064
Right-of-use assets	2,485	—
Property and equipment, net	414	503
Intangible assets, net	31	31
Other non-current assets	538	1,216

Total assets	$46,943	$67,814

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$7,536	$4,390
Accrued expenses	19,811	10,276
Deferred revenue, current	349	127
Current lease liabilities	740	—
Current portion of long-term debt	—	2,561

Total current liabilities	28,436	17,354
Deferred rent	—	456
Long-term lease liabilities	2,120	—
Long-term debt, net	99,443	83,606
Derivative liability	32,765	—
Warrant liability	13,957	7,084
Other long-term liabilities	5,059	29

Total liabilities	181,780	108,529

Redeemable convertible preferred stock:
Series C, par value $0.001; 20,000,000 and 4,074,858 shares authorized, 14,169,524 and 3,823,134 issued and outstanding at December 31, 2022 and 2021, respectively	46,334	19,940
Series C-1, par value $0.001; 4,525,886 shares authorized, 4,475,886 issued and outstanding at December 31, 2021	—	18,732
Series B-1, par value $0.001; 7,129,167 shares authorized, 5,645,751 issued and outstanding at December 31, 2021	—	19,045
Series B, par value $0.001; 2,780,607 shares authorized, issued and outstanding at December 31, 2021	—	10,925
Series A, par value $0.001; 5,462,328 shares authorized, issued and outstanding at December 31, 2021	—	10,218
Series Seed, par value $0.001; 1,103,444 shares authorized, issued and outstanding at December 31, 2021	—	996
Stockholders’ deficit:
Common stock, par value $0.001; 60,000,000 and 43,000,000 shares authorized, 13,936,512 and 4,797,220 issued and outstanding at December 31, 2022 and 2021, respectively	14	5
Additional paid-in capital	48,313	7,156
Accumulated deficit	(229,498)	(127,732)

Total stockholders’ deficit	(181,171)	(120,571)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$46,943	$67,814

See accompanying notes to the consolidated financial statements.

Urgent.ly Inc.

Consolidated Statements of Operations

Years Ended December 31, 2022 and 2021

(in thousands, except share and per share data)

	2022	2021
Revenue	$187,589	$148,508
Cost of revenue	167,442	140,095

Gross profit	20,147	8,413

Operating expenses:
Research and development	16,733	12,252
Sales and marketing	5,647	4,122
Operations and support	36,893	28,680
General and administrative	14,129	12,875
Depreciation and amortization	297	242

Total operating expenses	73,699	58,171

Operating loss	(53,552)	(49,758)
Other income (expense), net:
Interest expense	(31,454)	(3,712)
Interest income	7	5
Change in fair value of derivative liabilities	(4,077)	—
Change in fair value of warrant liabilities	(5,809)	(2,232)
Warrant expense	(1,009)	(705)
Foreign exchange gain (loss)	(88)	63

Total other expense, net	(42,430)	(6,581)

Loss before income taxes	(95,982)	(56,339)
Provision for income taxes	—	—

Net loss	$(95,982)	$(56,339)

Loss per share, basic and diluted	$(10.54)	$(11.80)

Weighted average shares outstanding, basic and diluted	9,104,116	4,776,214

See accompanying notes to the consolidated financial statements.

Urgent.ly Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2022 and 2021

(in thousands, except share data)

	Redeemable Convertible Preferred Stock Series B-1		Redeemable Convertible Preferred Stock Series B		Redeemable Convertible Preferred Stock Series A		Redeemable Convertible Preferred Stock Series Seed
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2020	4,997,768	$16,917	2,780,607	$10,900	5,462,328	$10,218	1,103,444	$996
Issuance of preferred stock	647,983	1,802	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	—	—	—	—
Accretion of preferred stock to redemption value	—	326	—	25	—	—	—	—
Issuance of warrants on common stock	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance, December 31, 2021	5,645,751	$19,045	2,780,607	$10,925	5,462,328	$10,218	1,103,444	$996
Accretion of preferred stock to redemption value	—	143	—	12	—	—	—	—
Conversion of preferred stock in connection with recapitalization (see Note 1)	(5,645,751)	(19,188)	(2,780,607)	(10,937)	(5,462,328)	(10,218)	(1,103,444)	(996)
Issuance of common stock	—	—	—	—	—	—	—	—
Issuance of common stock warrants for services	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance, December 31, 2022	—	$—	—	$—	—	$—	—	$—

See accompanying notes to the consolidated financial statements.

Urgent.ly Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2022 and 2021 (Continued)

(in thousands, except share data)

	Redeemable Convertible Preferred Stock Series C		Redeemable Convertible Preferred Stock Series C-1		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2020	3,823,134	$19,924	4,475,886	$18,732	4,726,791	$5	$73	$(71,393)	$(71,315)
Issuance of preferred stock		—	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	70,429	—	68	—	68
Accretion of preferred stock to redemption value	—	16	—	—	—	—	(367)	—	(367)
Issuance of warrants on common stock	—	—	—	—	—	—	6,684	—	6,684
Stock-based compensation expense	—	—	—	—	—	—	698	—	698
Net loss	—	—	—	—	—	—	—	(56,339)	(56,339)

Balance, December 31, 2021	3,823,134	$19,940	4,475,886	$18,732	4,797,220	$5	$7,156	$(127,732)	$(120,571)
Accretion of preferred stock to redemption value	—	8	—	—	—	—	(163)	—	(163)
Conversion of preferred stock in connection with the recapitalization (see Note 1)	10,346,390	26,386	(4,475,886)	(18,732)	9,121,626	9	40,717	(5,784)	34,942
Issuance of common stock	—	—	—	—	17,666	—	17	—	17
Issuance of common stock warrants for services	—	—	—	—	—	—	92	—	92
Stock-based compensation expense	—	—	—	—	—	—	494	—	494
Net loss	—	—	—	—	—	—	—	(95,982)	(95,982)

Balance, December 31, 2022	14,169,524	$46,334	—	$—	13,936,512	$14	$48,313	$(229,498)	$(181,171)

See accompanying notes to the consolidated financial statements.

Urgent.ly Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in thousands)

	2022	2021
Cash flows from operating activities:
Net loss	$(95,982)	$(56,339)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	297	242
Amortization of right-of-use assets	675	—
Amortization of contract costs to obtain	697	443
Amortization of contract costs to fulfill	116	187
Amortization of deferred financing fees	1,388	755
Stock-based compensation	494	698
Bad debt expense (recoveries)	(269)	341
Change in fair value of derivative and warrant liabilities	9,886	2,232
Warrant expense	1,009	705
Noncash interest expense	22,002	329
Issuance of common stock warrants for services	92	—
Changes in operating assets and liabilities:
Accounts receivable	(944)	(8,488)
Prepaid expenses and other current assets	3	(1,348)
Other assets	(135)	(705)
Accounts payable	3,146	1,649
Accrued expenses	3,812	2,225
Deferred rent	—	(16)
Deferred revenue	222	113
Lease liabilities	(756)	—
Long-term liabilities	10	(237)

Net cash used in operating activities	(54,237)	(57,214)

Cash flows from investing activities:
Purchases of property, equipment and software	(208)	(340)
Acquisition of intangible asset	—	(16)

Net cash used in investing activities	(208)	(356)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of discount	—	56,700
Proceeds from revolving line of credit	—	41,075
Repayment of revolving line of credit and term loan	—	(55,325)
Refunds (payments) of deferred financing fees	629	(4,424)
Proceeds from issuance of convertible notes payable	30,000	39,957
Proceeds from exercise of warrants	—	51
Proceeds from exercise of stock options	17	18

Net cash provided by financing activities	30,646	78,052

Net increase (decrease) in cash and cash equivalents	(23,799)	20,482
Cash, cash equivalents and restricted cash at beginning of year	31,206	10,724

Cash, cash equivalents and restricted cash at end of year	$7,407	$31,206

Supplemental disclosure of cash flow information:
Cash paid for interest	$6,863	$985

Supplemental noncash investing and financing activities:
Right-of-use assets obtained in exchange for lease obligations	$3,160	$—

Derivative liability resulting from issuance of convertible notes	$28,688	$—

Warrants issued in connection with issuance of convertible notes	$7,041	$—

Issuance of common stock warrants for services	$92	$—

Warrants issued in connection with issuance of long-term debt	$—	$7,004

Exercise of warrants into Series B-1 preferred stock	$—	$1,801

See accompanying notes to the consolidated financial statements.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

1.	Organization

Urgent.ly Inc. (“Urgent.ly” or “the Company”) was incorporated in the State of Delaware in May 2013. Urgent.ly is a leading connected mobility assistance software platform that matches vehicle owners and operators with service professionals who deliver traditional roadside assistance, proactive maintenance and repair services.

Urgent.ly is headquartered in Vienna, Virginia. On September 1, 2017, Roadside Innovation Inc. was incorporated in the State of Delaware as a wholly-owned subsidiary of Urgent.ly (collectively along with other wholly-owned subsidiaries, the “Company”) for the purpose of obtaining and holding motor club licenses in support of certain services provided by Urgent.ly. On July 23, 2020, Roadside Innovation (Arkansas) Inc. was incorporated in the State of Arkansas as a wholly-owned subsidiary of Urgent.ly for the purpose of obtaining and holding motor club licenses in support of certain services provided by Urgent.ly. On September 3, 2020, Urgently Canada Technologies ULC, was incorporated in British Columbia, Canada as a wholly-owned subsidiary of Urgent.ly for the purpose of providing roadside assistance services in Canada.

Recapitalization

In July 2022, the Company initiated a recapitalization in which all outstanding series of existing convertible preferred stock were converted into shares of common stock (the “Recapitalization”). Each share class of the existing convertible preferred stock was converted into one share of common stock. The Company also had certain warrants outstanding for convertible preferred stock which also converted into warrants for common stock on a one-to-one basis.

In connection therewith, the Company offered convertible promissory notes to stockholders that held convertible preferred stock at the time of the Recapitalization. Those stockholders that purchased convertible notes in 2022 had a portion of their newly converted common stock exchanged for shares of Series C convertible preferred stock using a formula stipulated in the arrangement. As the exchange transaction and the convertible note were entered into at the same time, the Company accounted for both as part of the Recapitalization. The Recapitalization, which included the conversion of the legacy preferred stock into common stock, and issuance of Series C convertible preferred stock resulted in the de-recognition of the carrying value of the legacy preferred stock to zero, and the difference in value of $32,773 was recorded in Additional paid-in capital. The carrying amount of the convertible notes was fully discounted due to the bifurcation of certain embedded features. The carrying amount of the convertible notes were fully discounted due to incentives provided under the Recapitalization (see Note 7).

Liquidity risk and going concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business.

The Company has a history of recurring operating losses and has required debt and equity financing to finance its operations. As of December 31, 2022, the Company reported an accumulated deficit of $229,498 and an operating loss of $53,552 for the year ended December 31, 2022.

Liquidity risk is the risk that suitable sources of funding for the Company’s business activities may not be available. The Company has a planning and budgeting process to monitor operating cash requirements including

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

amounts projected for capital expenditures which are adjusted as input variables change. These variables include, but are not limited to, operating cash flows and the availability of other sources of debt and capital. As these variables change, the Company may be required to seek funding through additional equity issuances and/or additional debt financings.

In October and December 2021, the Company entered into a new term debt facility with Structural Capital with proceeds totaling $17,500 which were used to retire a term loan with a bank and provide additional working capital. Additionally, from March 2021 through December 2021, the Company issued $39,957 in convertible promissory notes with new and existing investors. In December 2021, the Company received $40,000 in connection with a loan and security agreement with Highbridge Capital Management, LLC. And, from July through September 2022, the Company received $30,000 in convertible promissory notes with new and existing investors. As discussed in Note 16, in February 2023, the Company amended each of the existing loan agreements with Structural Capital and Highbridge Capital Management, LLC, which extended the maturity dates of those loans to 2024, at the earliest.

The Company believes that the current cash on hand will not be sufficient to fund operations beyond twelve months from the date of issuance of the consolidated financial statements. This has led management to conclude that substantial doubt about the Company’s ability to continue as a going concern exists. In the event the Company is unable to successfully raise additional equity and/or debt financing during the next twelve months from the date of issuance of the consolidated financial statements, the Company will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. The consolidated financial statements do not include any adjustments of the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Urgent.ly Inc. and its wholly-owned subsidiaries Roadside Innovation Inc., Roadside Innovation (Arkansas) Inc., and Urgently Canada Technologies ULC. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are stated at cost, which, due to their short-term nature, approximates fair value. All highly-liquid investments with an original or remaining maturity of three months or less at the date of purchase are considered to be cash equivalents.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

Restricted cash

Restricted cash represents amounts held as collateral required under the Company’s credit card program.

Accounts receivable

Accounts receivable result from service performed for which payment has yet to be received and include amounts invoiced and accrued amounts to be invoiced. Accounts receivable are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. The Company records an allowance for doubtful accounts based on historical experience and management’s expectation for future losses. The Company may consider an account past due when payment has not been received under the terms of the contract. The Company bases its estimates on historical experiences and on various other assumptions that are believed to be reasonable and appropriate under the circumstances. As of December 31, 2022 and 2021, the allowance for doubtful accounts is $338 and $662, respectively. The balance of accounts receivable at January 1, 2021 amounted to $24,606, net of an allowance for doubtful accounts of $321.

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated asset lives, between 15 and 60 months. Leasehold improvements are depreciated over the shorter of their estimated useful lives or term of the respective lease on a straight-line basis.

Maintenance, repairs, and minor replacements are charged to expense as incurred. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and accumulated depreciation are eliminated from the accounts and the related gain or loss is recognized in results of operations.

Impairment of long-lived assets

The Company continually monitors events and changes in circumstances that could indicate that carrying amounts of its long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. No impairment charges on long-lived assets were recognized during the years ended December 31, 2022 and 2021.

Software development costs

The Company incurs software development costs to enhance, improve, expand and/or upgrade certain proprietary software in an agile software environment with releases broken down into several iterations called sprints. Such software development costs and any new product development costs are considered research and development costs and are expensed as incurred.

Intangible assets

Acquired intangible assets consist primarily of acquired technology related to the Company’s software platform and two domain names. Acquired technology was amortized on a straight-line basis over two years, the estimated useful life of the asset. The domain names are deemed to have an indefinite life and are measured for impairment

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

annually. The Company reviews the carrying value of long-lived assets for impairment when events or changes in business circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized when an asset’s carrying value exceeds its fair value as calculated using a discounted future cash flow analysis. During the years ended December 31, 2022 and 2021, no impairment loss was recognized in the accompanying consolidated financial statements. The Company’s finite-lived intangible assets, including acquired technology, was fully amortized prior to 2018.

Deferred financing fees

Fees paid in connection with the Company’s debt arrangements are amortized using the effective interest method over the life of the related debt. During the years ended December 31, 2022 and 2021, the Company incurred and capitalized financing fees of $11 and $4,424, respectively, in connection with the issuance of convertible promissory notes and term loans (see Note 7). Amortization of deferred financing fees related to the convertible promissory notes and term loans totaled $1,388 and $755 during the years ended December 31, 2022 and 2021 and is included in interest expense in the accompanying consolidated statements of operations.

Modification of debt instruments

Modifications or exchanges of debt, which are not considered a troubled debt restructuring, are considered extinguishments if the terms of the new debt and the original instrument are substantially different. The instruments are considered substantially different when the present value of the cash flows under the terms of the new debt instrument are at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. If the original and new debt instruments are substantially different, the original debt is derecognized and the new debt is initially recorded at fair value, with the difference recognized as an extinguishment gain or loss. During the year ended December 31, 2022, the Company amended its term loans (see Note 7). Those amendments have been accounted for as debt modifications.

Income taxes

In accordance with ASC Topic 740, Income Taxes (“ASC Topic 740”), income taxes are reported utilizing the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. ASC Topic 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

ASC Topic 740 provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. A company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws.

The Company determined that its income tax positions did meet the more-likely-than-not recognition threshold and, therefore, required no reserve. In the event uncertain positions are employed in the future, additional interest and penalty charges associated with tax positions would be classified as income tax expense.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

The Company’s primary tax jurisdiction is in the United States. Generally, federal, state and local authorities may examine the Company’s tax returns for three years from the date of filing.

Accounting for derivative instruments

The Company recognizes all derivative instruments as either assets or liabilities and measures them at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. To the extent derivative instruments qualify and are designated as hedges of the variability in cash flows associated with forecasted transactions, the effective portion of the gain or loss on such derivative instruments will generally be reported in other comprehensive income and the ineffective portion, if any, will be reported in net income (loss). Such amounts recorded in accumulated other comprehensive income will be reclassified into net income (loss) when the forecasted transaction affects earnings. To the extent derivative instruments qualify and are designated as hedges of changes in the fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument will be recognized currently in earnings along with changes in the fair value of the hedged asset, liability, or firm commitment attributable to the hedged risk. See Note 9.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenues from Contracts with Customers (Topic 606) as well as other clarifications and technical guidance issued by the Financial Accounting Standards Board (“FASB”) related to this revenue standard (“ASC 606”) and ASC Subtopic 340-40, Other Assets and Deferred Costs Contracts with Customers (“ASC 340-40”) on January 1, 2019.

The core principle of ASC 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company determines revenue recognition through the following five step model:

•	Identification of the contract, or contracts with a Customer Partner

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, performance obligations are satisfied

The Company recognizes revenue when there is evidence of a contract, probable collection of the consideration to which the Company expects to be entitled to receive, and completion of the performance obligations.

The Company generates substantially all its revenues from roadside assistance services (“RAS”) initiated through its software platform primarily in the United States and Canada. The Company’s platform enables its customers (Customer Partners) to outsource delivery for all or portions of their roadside assistance programs. The Company manages the RAS process after receiving the initial distress call or web-based request through final disposition.

The Company also offers RAS directly to motorists via pay per use or direct membership offerings. In addition, revenue is earned from platform license fees, whether delivered via cloud or traditional license delivery, professional services, and memberships.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

Full-service outsourcing-flat rate

In connection with these service arrangements, the Company negotiates fixed rates with subcontract service providers and charges its Customer Partners fixed rates based on each service provided (per tow, per jump start, etc.) to their motorist. Both the Company and subcontract service providers are involved in the transfer of services to the motorist. The Company considers the nature of each specific promised service and applies judgment to determine whether the Company controls the service before it is transferred to the motorist or whether the Company is acting as an agent for the Customer Partner. To determine whether the Company controls the service before it is transferred to the motorist, the Company assesses indicators including which party is primarily responsible for fulfillment and has discretion in determining pricing for the service, as well as other considerations. The Company has concluded that in connection with the Company’s flat rate service arrangements, the Company’s promise to its Customer Partners to provide the services is not distinct from the services provided by the subcontract service providers. The Company has the ability to direct the use of and obtain substantially all of the benefits and risks of, the services provided by the subcontract service providers before those services are transferred to the Customer Partner. On that basis, the Company controls the services prior to the transfer to the Customer Partner. Further, the nature of the Company’s promise to provide the Company’s Customer Partners with roadside assistance services encompasses various tasks that may differ on any given day; however, these represent activities to fulfill the overall RAS process and not separate promises in the contract. In that regard, each increment of the promised service (i.e., each dispatch service, emergency assistance service) is distinct and part of a series of distinct services that are substantially the same and have the same pattern of transfer to the customer, which the Company accounts for as a single performance obligation. As a result, the Company records revenues from flat rate service arrangements on a gross revenue basis and the costs are recorded as part of the cost of service. The total amount of revenue recognized in 2022 and 2021 related to such services amounted to $183,715 and $145,457, respectively.

Full-service outsourcing- claim cost pass-through

Under the claim cost pass-through arrangement, the Company’s performance obligation is solely to arrange the dispatch of the roadside assistance services. The Company does not control all roadside assistance services. The Customer Partner controls all other RAS services prior to the transfer to the motorist, the ultimate consumer. The Company acts as an agent in this transaction and, as a result, the Company records only its flat dispatch fee as revenue from its claim cost pass-through arrangements, net of the costs incurred from the subcontract service providers. The total amount of revenue recognized in 2022 and 2021 from this type of arrangement amounted to $40 and $59, respectively.

Membership

The Company also derives revenues from membership offerings for roadside assistance services. For these arrangements, the Company’s performance obligation is to provide roadside assistance services primarily to its Customer Partner’s members. The Customer Partner pays the Company an upfront fee per member or covered vehicle. The Company has applied the right to invoice practical expedient, reflecting the Company’s right to payment for the fixed fee that corresponds directly to the value provided for the Company’s performance. Accordingly, these fees are recognized over time to recognize revenue as invoiced. The cost of providing services is charged to cost of revenue as incurred. The total amount of revenue recognized over time in 2022 and 2021 related to this revenue stream amounted to $3,495 and $2,361, respectively.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

Software licensing arrangements

The Company occasionally enters into licensing arrangements with Customer Partner, to provide access to its standard software platform. The Company customarily provides the Customer Partner with standard maintenance on licensed software which includes technical support and when-and-if available updates. The maintenance services are considered post-contract customer support. The Company does not sell its maintenance services separately nor has separate pricing been established. The Company has determined that the nature of the technical support and the when-and-if available updates are considered a service of standing-ready to the customer to provide technical support and upgrades as needed, and unspecified upgrades are provided on a when-and-if available basis for the duration of the maintenance period. The license revenue and the maintenance bundled in the arrangement are considered a single performance obligation that is recognized over the term of the agreement. The total revenue recognized over time for the term licensing arrangements amounted to $119 and $416 for the years ended December 31, 2022 and 2021, respectively.

Professional services

The Company sells professional services either on a stand-alone basis or as services bundled with software. When services are sold on a stand-alone basis, such services are generally contracted under fixed-fee arrangements and delivered over time to Customer Partners. Professional services include customization and design, integration, training and consulting services. Professional services performed by the Company represent distinct performance obligations. These services are not highly interdependent or highly interrelated with the Company’s platform license and SaaS arrangements such that a customer would be able to use the Company’s platform without the professional service. The standalone selling prices are determined based on contracted terms on a contract by-contract basis. Revenue for customization and design services represent the transfer to the customer for the right to access the customized software and is therefore recorded over time. Revenues for integration services, training and consulting services are separate performance obligations recognized over time as these and the SaaS arrangements can be purchased separately from the platform and SaaS arrangements. The total amount of revenue recognized over time in 2022 and 2021 related to these services amounted to $220 and $215, respectively.

The Company capitalizes costs to obtain contracts with Customer Partners, primarily employee sales commissions. At contract inception, the Company capitalizes such costs that they expect to recover and that would not have been incurred if the contract had not been obtained. Sales commissions earned by the Company’s sales team are considered incremental and recoverable costs of obtaining a contract and are deferred as other non-current assets and amortized on a straight-line basis over the initial contract term with an amortization period that exceeds one year. Commission expenses are included in Sales and Marketing expense on the consolidated statements of operations. The expected period of benefit is determined using the initial contract term.

In connection with certain contracts, the Company capitalizes costs to fulfill contracts with Customer Partners, primarily costs to customize and integrate its platform in support of the contract requirements. Costs to fulfill are considered incremental and recoverable costs and are deferred as other non-current assets and amortized on a straight-line basis over the expected period of benefit for contracts with an amortization period that exceeds one year and included in cost of revenue on the consolidated statements of operations. The expected period of benefit is determined using the initial contract term.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

	2022	2021
Balance as of January 1	$1,048	$885
Additional contract costs to obtain	135	799
Amortization of contract costs to obtain	(697)	(449)
Amortization of contract costs to fulfill	(116)	(187)

Balance as of December 31	$370	$1,048

Cost of revenue

Cost of revenue, exclusive of depreciation and amortization, consists primarily of fees paid to Service Providers. Other costs included in cost of revenue are specifically the technology hosting and platform-related costs, certain personnel costs related to direct call center support to Consumers as part of platform authentication, and amortization of costs to fulfill.

Research and development

Research and development expenses primarily consist of compensation expenses, including equity-based compensation, for engineering, product development, product management and design employees, expenses associated with ongoing improvements to, and maintenance of, the Company’s platform offerings and other technology. Research and development expense also includes software expenses and technology consulting fees. Research and development expenditures are expensed as incurred.

Sales and marketing

Sales and marketing expenses primarily consist of compensation expenses, including equity-based compensation, in support of new business capture, Partner management and marketing such as commissions, salaries, and related benefits. Sales and marketing expense also includes expenses associated with advertising, promotions of the Company’s services, Partner advocacy management and brand-building. Advertising costs are expensed as incurred and totaled $420 and $359 for the years ended December 31, 2022 and 2021, respectively.

Operations and support

Operations and support expenses primarily consist of compensation expenses, including equity-based compensation, in support of customer support operations such as salaries, related benefits, contractors used to manage customer support workload and related technology costs to support such operations. Operations and support expenses also include expenses associated with Service Provider network management.

General and administrative

General and administrative expenses primarily consist of compensation expenses, including equity-based compensation and related benefits for the Company’s executive, finance, human resources, information technology, legal and other personnel performing administrative functions. General and administrative expense also includes corporate office rent expense, third-party professional fees, public company readiness expenses and any other cost or expense incurred not deemed to be related to cost of revenue, sales and marketing expense, research and development expense, or operations and support expense.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

Deferred revenue

Deferred revenue represents amounts received from Customer Partners or Motorists in advance of fulfillment of the promised performance obligations related to professional services, membership and bundled license arrangements.

Stock-based compensation

The Company recognizes the compensation cost associated with its equity awards based on the grant-date fair value of the award. The fair value of stock options is estimated using the Black-Scholes option-pricing model. The Company recognizes stock-based compensation on a straight-line basis over the requisite service period for the award.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”). Under ASC 718, compensation cost is determined on the date of the grant and then amortized over the vesting period. The fair value of each stock option granted is estimated on the grant date using the Black-Scholes option-pricing model using the following assumptions: common stock value on the grant date, risk-free interest rate, expected term, expected volatility and dividend yield.

Concentrations of credit risk

Financial instruments that subject the Company to credit risk consist primarily of cash, restricted cash and accounts receivable. The Company places its cash and cash equivalents in an accredited financial institution and the balances are above federally insured limits. Management monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

During the years ended December 31, 2022 and 2021, 69% and 62%, respectively, of revenue was earned from four customers. At December 31, 2022 and 2021, 34% and 55% of accounts receivable was due from two and three customers, respectively.

Foreign currency translation

The reporting currency of the Company and its subsidiaries is the U.S. dollar, and the functional currency of the Company’s foreign subsidiary is the U.S. dollar. Transactions denominated in foreign currencies other than a subsidiary’s functional currency are recorded at the rates of exchange prevailing at the time of the transaction. Exchange differences arising upon settlement of a transaction are reported as gains or losses and are included in Other income (expense) in the consolidated statements of operations.

Segment reporting

The Company has one primary business unit based on how management internally evaluates separate financial information, business activities and management responsibility: Mobility Assistance Services. The Mobility Assistance Services segment includes all products, services and software used to generate revenue under the Company’s commercial agreements. As the Company only operates in one segment, it does not separately allocate operating expenses or specific assets.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

Recently adopted accounting standards

The Company adopted Financial Accounting Standards Board (“FASB”) ASC 842, Leases (“ASC 842”), and related amendments, as of January 1, 2022, using the modified retrospective transition approach and utilizing the effective date as the date of initial application. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the consolidated balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statement of operations. The Company elected the package of practical expedients permitted under the transition guidance within the new standard which allowed the Company to carry forward the historical lease classification. Periods prior to January 1, 2022 continue to be in accordance with ASC 840, Leases. The adoption of ASC 842 resulted in the recording of right-of-use assets of $3,160 and lease liabilities of $3,616 as of January 1, 2022. The difference between the operating lease assets and operating lease liabilities at transition on January 1, 2022 represented previously recognized deferred rent and lease incentives. See Note 15 for further details.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Among other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. The Company early adopted the amendments in 2022 and there was no impact on the consolidated financial statements.

Recently issued accounting standards not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance amends reporting of credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. The guidance is effective for the Company’s fiscal year beginning January 1, 2023 due to subsequently issued guidance in November 2019 by FASB, ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The Company is currently in the process of evaluating the effects of the new guidance on its consolidated financial statements and the related disclosures.

The Company has evaluated all other issued and unadopted accounting standards updates and believes the adoption of these standards will not have a material impact on its consolidated statements of operations, balance sheets, or cash flows.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

3.	Fair value measurements

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based on the exit price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy:

Level 1—	Quoted prices in active markets for identical assets or liabilities.

Level 2—	Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—	Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s population of financial assets and liabilities subject to fair value measurements on a recurring basis and the necessary disclosures are as follows:

	Fair value as of December 31, 2022
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$32,765	$32,765
Warrant liability	—	—	13,957	13,957

Total liabilities in fair value hierarchy	$—	$—	$46,722	$46,722

	Fair value as of December 31, 2021
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$7,084	$7,084

Level 3 financial liabilities consist of the derivative liability and the warrant liability for which there is no current market for the securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

The Company’s derivative liability represents embedded share-settled redemption features bifurcated from the underlying convertible notes (see Note 7) and is carried at fair value. The changes in the fair value of the derivative liability are recorded as Change in fair value of derivative liability in the consolidated statements of operations.

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Since derivative financial instruments are initially and subsequently carried at fair value, the Company’s income will reflect the volatility in these estimate and assumption changes.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

The fair value of the share-settled redemption derivative liability was estimated based on the present value of the redemption discounts applied to the principal amount of each of the respective convertible promissory notes, adjusted to reflect the weighted probability of exercise.

The Company estimates the fair value of the warrant liability using that projected future cash flows and discounting the future amounts to a present value using market-based expectations for interest rates and the contractual terms of the warrants. Changes in the fair value of the warrant liability are recorded as Change in the fair value of the warrant liability in the consolidated statements of operations.

The following table presents a reconciliation of the changes in fair value of the beginning and ending balances for the Company’s derivative liability and warrant liability at fair value using inputs classified as Level 3 in the fair value hierarchy:

	Derivative Liability		Warrant Liability	Total
Balance at December 31, 2020	$		$5,628	$5,628
Issuances		—	1,025	1,025
Exercises		—	(1,801)	(1,801)
Change in fair value		—	2,232	2,232

Balance at December 31, 2021		$—	$7,084	$7,084

Issuances		28,688	1,009	29,697
Adjustments due to recapitalization		—	55	55
Change in fair value		4,077	5,809	9,886

Balance at December 31, 2022		$32,765	$13,957	$46,722

4.	Property and equipment

Property and equipment consist of the following at December 31, 2022 and 2021:

	2022	2021
Furniture, fixtures and computer equipment	$1,364	$1,159
Software for internal use	887	887
Vehicles	6	6

	2,257	2,052
Less accumulated depreciation and amortization	(1,843)	(1,549)

	$414	$503

Depreciation and amortization expense was $297 and $242 for the years ended December 31, 2022 and 2021, respectively.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

5.	Intangible assets

Intangible assets consist of the following at December 31, 2022 and 2021:

	2022	2021
Acquired technology	$194	$194
Domain name	31	31

	225	225
Less accumulated amortization	(194)	(194)

	$31	$31

Amortization expense was $0 for the years ended December 31, 2022 and 2021.

6.	Accrued expenses

Accrued expenses consist of the following at December 31, 2022 and 2021:

	2022	2021
Accrued service provider costs	$5,461	$3,232
Accrued compensation	1,054	2,023
Accrued contract labor	2,400	1,509
Accrued interest	6,689	1,125
Credit card liabilities	100	263
Other accrued liabilities	4,107	2,124

	$19,811	$10,276

7.	Debt arrangements

The Company’s debt arrangements consisted of the following agreements as of December 31, 2022 and 2021:

	2022	2021
2021 Convertible promissory notes with an interest rate of 10.0% per annum maturing June 30, 2024	$39,957	$39,957
Structural Capital term loan with an interest rate at the greater of 10.75% or the prime rate plus 7.5% per annum maturing November 1, 2023 (see Note 16)	17,500	17,500
Highbridge Capital term loan with an interest rate ranging from 10%-13% per annum maturing December 15, 2023 (see Note 16)	40,000	40,000
2022 Convertible promissory notes with an interest rate of 15.0% per annum maturing June 30, 2024	30,000	—

	127,457	97,457
Less: current portion	—	(2,561)
Less: deferred financing fees and discounts	(28,014)	(11,290)

Total debt, less current portion	$99,443	$83,606

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

Structural Term Loan

On October 13, 2021, the Company entered into a Loan and Security Agreement (the “2021 Structural Term Loan”) with Structural Capital with an initial commitment amount of $14,000. As described further below, additional loan commitments tranches were eliminated in July 2022. Borrowings under the 2021 Structural Term Loan accrued interest at the greater of 10.75% or the prime rate plus 7.5% per annum with a scheduled maturity date on October 1, 2024. Interest was payable in advance on the first day of each month. Upon repayment, the loan required a fee equal to 5% of the drawn amount and a success fee equal to 10% of the drawn amount. The 2021 Structural Term Loan was secured by substantially all assets of the Company.

On December 16, 2021, the Company amended the 2021 Loan and Security Agreement (the “2021 Amended Structural Term Loan”) with Structural Capital. An additional $3,500 was funded at closing, bringing the total term loan with Structural Capital to $17,500, and reducing the remaining commitment amount by $2,500. Borrowings under the 2021 Amended Structural Term Loan accrued interest at the greater of 10.75% or the prime rate plus 7.5% per annum with an amended scheduled maturity date on November 1, 2023. Upon repayment, the loan required a payment of $840, an exit fee equal to an amount sufficient to increase the minimum return to 1.20:1.0 if payable on or before April 1, 2022, 1.25:1.0 if payable between April 2, 2022 and October 1, 2022, or 1.30:1.0 if payable after October 1, 2022, and a success fee equal to 10% of the drawn amount. In addition, the Company paid $175K upon execution of the amendment. These fees were accreted to interest expense over the term of the loan. The 2021 Amended Structural Term Loan was secured by certain assets of the Company pursuant to an intercreditor agreement with Highbridge Capital Management, LLC.

In connection with the 2021 Amended Structural Term Loan, the Company issued 41,816 warrants to purchase Series C-1 preferred stock with an exercise price of $0.01 per share and expiring on December 16, 2031. The fair value of these warrants of $320 was recorded as a discount against the loan. The discount is amortized to interest expense using the effective interest rate method. Amortization of the discount totaled $167 and $14 during the years ended December 31, 2022 and 2021, respectively, and is included in interest expense in the accompanying consolidated statements of operations (see Note 9).

In July 2022, the Company executed the Second Amended and Restated Loan Agreement (the “Second Amendment”) which eliminated any additional tranches available for future borrowing and created a single term loan facility in the amount of $17,500 which had previously been funded. The interest rate and maturity date were not changed as part of the Second Amendment. The Second Amendment added an incremental amendment fee of $1,014 to be paid at maturity and a restructuring fee of $2,029 which is payable upon certain contingent events occurring. The Company concluded that the payment of the restructuring fee was probable; therefore, both fees are accreting to interest expense over the term of the agreement. The warrants that were outstanding as part of the 2021 Amended Structural Term Loan were amended as part of the Recapitalization (see Note 8) and became exercisable for common stock. The Second Amendment was accounted for as a debt modification and, accordingly, no gain or loss was recognized.

The Second Amendment contained certain covenants such as receipt of at least $5,000 in convertible debt proceeds, maintaining unrestricted cash of at least $5,000 and maintaining a positive contribution margin from September 30, 2022 onward. As of December 31, 2022, the effective interest rate was 30.8%.

Highbridge Term Loan

On December 16, 2021, the Company entered into a Loan and Security Agreement (the “2021 Highbridge Term Loan”) with a consortium led by Highbridge Capital Management, LLC and included Whitebox Advisors, LLC

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

and Onex Capital Solutions Holdings, LP. The Company received $30,000 upon closing with an additional $10,000 funding on December 20, 2021. As described further below, additional loan commitments were reduced to $0 in July 2022.

Borrowings under the 2021 Highbridge Term Loan accrue interest at 10.0% for the first six months, increasing by 1% for each six-month period thereafter, with a maximum rate of 13.0%. Interest is payable quarterly, in arrears, on the last business day of the calendar quarter and on the scheduled maturity date of December 15, 2023.

In connection with the funding on December 16, 2021 of the 2021 Highbridge Term Loan, the Company issued 1,519,299 warrants to purchase common stock with an exercise price of $0.01 per share expiring on December 16, 2031. In connection with the funding on December 20, 2021, the Company issued an additional 512,584 warrants to purchase common stock with an exercise price of $0.01 per share expiring on December 20, 2031. The fair value of these warrants of $6,685, plus an additional $800 discount, was recorded as a discount against the loan. The total discount is amortized to interest expense using the effective interest rate method. Amortization of the discount totaled $3,593 and $299 during the years ended December 31, 2022 and 2021, respectively, and is included in interest expense in the accompanying consolidated statements of operations (see Note 9).

Additional common stock warrants up to 0.72% of the fully diluted common stock of the Company were to be issued upon funding of the 2021 Highbridge Bridge Funding. If issued, these warrants will be automatically exercised prior to the close of a Qualified Public Trade Trigger (either IPO or SPAC merger). Upon the achievement of the Qualified Public Trade Trigger, the 2021 Highbridge Term Loan can be exchanged for a convertible note that would convert to common stock with terms to be determined.

The 2021 Highbridge Term Loan is secured by substantially all assets of the Company pursuant to an intercreditor agreement with Structural Capital.

In July 2022, the Company executed the Waiver and First Amendment to Loan and Security Agreement (the “First Highbridge Amendment”) which decreased the amount available under the term loan agreement by $20,000. As a result, there were no further amounts available to be borrowed under the revised arrangement. The interest rate and maturity date were not changed as part of the First Highbridge Amendment. The First Highbridge Amendment removed any covenants present in the original agreement and added a financial covenant in which the Company must maintain unrestricted cash as of the end of each calendar month in an amount above $5,000. The First Highbridge Amendment included an amendment fee in the amount of $2,319 which is accreting to interest expense over the term of the loan. As of December 31, 2022, the effective interest rate was 27.1%.

The First Highbridge Amendment also added an incremental sale fee of $4,639 payable upon the occurrence of certain contingent events. The Company determined that the sale fee was not probable of occurring. The First Highbridge Amendment was accounted for as a debt modification and, accordingly, no gain or loss was recognized.

The warrants to purchase 1,519,299 shares of common stock were amended to become warrants to purchase a variable number of common shares based on a certain percentage of the fully-diluted capitalization of the Company at the time of the warrant exercise. The warrants to purchase 512,584 shares of common stock were canceled as part of this transaction.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

Convertible Promissory Notes

2021 Convertible Notes

From March 2021 through December 2021, the Company issued convertible promissory notes in the amount of $39,957 (“2021 Convertible Notes”). The 2021 Convertible Notes accrue interest at the rate of 10% per annum, and all unpaid interest and principal is due and payable on June 30, 2024. No payments can be made under the 2021 Convertible Notes unless the noteholders provide written demand. The Company may prepay the 2021 Convertible Notes prior to the maturity date only with the consent of the majority 2021 Convertible Note holders.

The 2021 Convertible Notes can settle as follows:

(i)

Automatic conversion into common stock upon a qualified transaction. Upon the consummation of a qualified business combination, an initial public offering with gross proceeds of at least $50.0 million or a direct listing of the Company’s common stock, the 2021 Convertible Notes will convert to common stock at the lesser of (i) $380,000 divided by the fully-diluted capitalization of the Company immediately prior to the transaction (“Cap Price”), and (ii) 0.75 multiplied by the per share price paid in the transaction.

(ii)

Optional conversion into convertible preferred stock in an Equity Financing. If the Company sells shares of preferred stock in an equity financing transaction while the notes are outstanding (“Equity Financing”), then the holders have the option to convert the outstanding principal amount and any unpaid accrued interest into shares of the series of convertible preferred stock issued in the Equity Financing at a price per share equal to the lesser of (i) 0.75 multiplied by the per share price paid by the cash investors in the Equity Financing, or (ii) the Cap Price.

(iii)

Maturity. Upon or after maturity of the 2021 Convertible Notes, the notes can be settled in cash at the outstanding accrued interest and principal amount or converted to common stock at a price per share equal to the lesser of (i) 0.75 multiplied by the per share price paid by the cash investors in the Equity Financing, or (ii) the Cap Price.

The Company concluded that certain settlement features of the 2021 Convertible Notes were determined to not be clearly and closely associated with the risk of the debt-type host instrument and were required to be separately accounted for as derivative financial instruments. The Company will reassess the fair market value of the derivative liability at the end of each reporting period and recognize any change in Other expense (income), net in the consolidated statements of operations. As of December 31, 2022, the value of the 2021 Convertible Notes derivative liability was $17,196 which reflected the increased likelihood of a qualified transaction that would trigger one of the embedded features which is included as part of the derivative liability.

The Company determined its derivative liabilities to be a Level 3 fair value measurement during the year based on management’s estimate of the expected future cash flows required to settle the liabilities. The Company determined the fair value of the derivative liability related to the 2021 Convertible Note to be immaterial at issuance and as such no debt discount was recorded related to the derivative.

2022 Convertible Notes

In July 2022 and in connection with the Recapitalization, the Company issued $30,000 in convertible promissory notes (“2022 Convertible Notes”) to several stockholders who previously held convertible preferred stock prior to the Recapitalization. The 2022 Convertible Notes accrue interest at the rate of 15% per annum, and all unpaid

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

interest and principal is due and payable on June 30, 2024. No payments can be made under the 2022 Convertible Notes unless the noteholders provide written demand. The Company may prepay the 2022 Convertible Notes prior to the maturity date only with the consent of the majority 2022 Convertible Note holders.

In connection with the issuance of the 2022 Convertible Notes, the Company issued warrants exercisable for 92,937,302 shares of common stock with an exercise price of $0.01 per share to the noteholders. The fair value of the warrants at issuance of the 2022 Convertible Notes was determined to be $9,201, of which $7,041 was recorded as a debt discount based upon a relative fair value allocation. The debt discount is being amortized over the estimated life of the debt using the effective interest method.

The 2022 Convertible Notes can settle as follows:

(i)

Optional conversion into Series C preferred stock. At any time upon the election of the noteholders, the outstanding principal of the 2022 Convertible Notes and any unpaid accrued interest shall convert into shares of the Company’s Series C convertible preferred stock at a conversion price per share equal to the lesser of $3.66191, or the Cap Price.

(ii)

Optional conversion in an Equity Financing. If the Company sells shares of preferred stock in an equity financing (as such term is defined in the 2022 Convertible Notes agreement), then the holders have the option to convert the outstanding principal amount and any unpaid accrued interest into shares of the series of convertible preferred stock issued in the Equity Financing at a price per share equal to the lesser of (i) 0.70 multiplied by the per share price paid by the cash investors in the Equity Financing, or (ii) the Cap Price.

(iii)

Company Sale. If the Company consummates a sale of the company while the 2022 Convertible Notes are outstanding, it is to repay the holders in cash in an amount equal to 300% of the outstanding principal amount of the notes plus any unpaid accrued interest. A Company Sale includes (i) the sale of all or substantially all of the Company’s assets, (ii) a merger or consolidation of the Company with or into another entity, (iii) a liquidation, dissolution or winding up of the Company, (iv) other change of control type transaction as defined in the 2022 Convertible Notes agreement.

(iv)	Maturity. Upon or after maturity of the 2022 Convertible Notes, the notes can be settled in cash at the outstanding accrued interest and principal amount.

The Company concluded that certain settlement features of the 2022 Convertible Notes were determined to not be clearly and closely associated with the risk of the debt host instrument and have therefore been bifurcated and separately accounted for as derivative financial instruments. The Company will remeasure the fair market value of the derivative liability at each balance sheet date and recognize any change in Other expense (income), net in the consolidated statements of operations.

The Company determined the measurement of its derivative liabilities to be a Level 3 fair value measurement based on management’s estimate of the expected future cash flows required to settle the liabilities. The Company determined the fair value of the derivative liability related to the 2022 Convertible Note to be $28,688 upon issuance. The fair value of the derivative liability was recorded separately from the convertible notes with an offsetting amount of $22,959 recorded as a debt discount. The separation of the derivative liability caused the debt discount to reduce the net balance on the convertible notes to $0. The excess value of the derivative liability at issuance was recognized as part of the Recapitalization (see Note 1) through equity since the 2022 Convertible Notes were with shareholders of the Company. The debt discount is being amortized over the term of the debt

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

using the effective interest method. As of December 31, 2022, the carrying value of the 2022 Convertible Notes is $7,500 and the fair value of the 2022 Convertible Notes derivative liability is $15,569. Amortization expense was $7,500 in 2022.

8.	Redeemable convertible preferred stock

In July 2022, the Company initiated the Recapitalization (see Note 1), in which all outstanding series of existing convertible preferred stock were converted into shares of common stock. Each share class of the existing convertible preferred stock was converted into one share of common stock. The Company also had certain warrants outstanding for convertible preferred stock that converted into warrants for common stock on a one-to-one basis.

As of December 31, 2022, the authorized capital of the Company consists of 20,000,000 shares of Series C preferred stock and 60,000,000 shares of common stock. 6,570,464 common shares have been reserved for the Company’s option plan. None of the preferred shares are eligible for the Company’s option plan. The Company’s preferred and common stock have a par value of $0.001. The Company had 14,169,524 shares Series C preferred stock outstanding as of December 31, 2022.

Prior to the Recapitalization, the authorized capital of the Company consisted of 4,525,886 of Series C-1 preferred stock, 4,074,858 shares of Series C preferred stock, 7,129,167 shares of Series B-1 preferred stock, 2,780,607 shares of Series B preferred stock, 5,462,328 shares of Series A preferred stock, 1,103,444 shares of Series Seed preferred stock, and 43,000,000 shares of common stock.

Voting

Holders of Series C preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted. The holders of the Series C preferred stock will vote together with the common shareholders as a single class and on an as-converted to common stock basis.

Holders of the shares of common stock and any other voting class of stock (including the Series C preferred stock), voting as a single class on an as-converted basis, shall be entitled to elect the directors of the Company.

Conversion

Any shares of Series C preferred stock may, at the option of the holder, be converted at any time into fully paid and non-assessable shares of common stock. The number of shares of common stock to which a holder of Series C preferred stock will be entitled upon conversion is determined in accordance with a conversion ratio equal to the original issue price over the applicable conversion price, which is initially one-to-one. Shares of Series C preferred stock shall automatically convert into common stock based on the then-effective applicable conversion price upon the earlier of (i) the closing of the sale of common stock to the public at a price of at least 300% of the Series C Original Issue Price in an underwritten public offering yielding not less than $50,000,000 in net cash proceeds or (ii) a date specified by a vote of the holders of a majority of the then outstanding shares of Series C preferred stock.

Dividend rights

Holders of Series C preferred stock shall be entitled to receive, in preference to any dividend distribution to the holders of common stock, cash dividends at the rate per annum of 8% of the Original Issue Price, when and if declared by the board of directors on each share of Series C preferred stock. As of December 31, 2022, the Company has not declared or paid any dividends on the preferred or common shares.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

Liquidation rights

The holders of the Series C preferred stock shall be entitled to receive, in preference to the holders of common stock, a per share amount equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series C preferred stock been converted into common stock pursuant to a conversion immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

Redemption

The Series C preferred stock is not redeemable at the option of the holder or the Company except in a certain scenario. It is only redeemable if there is a deemed liquidation event, and the Company does not effect a dissolution of the corporation under General Corporation Law within 90 days after the deemed liquidation event. If this occurs, the holders of the Series C preferred stock can vote as a single class on an as converted basis to request redemption using the proceeds received by the Company under the deemed liquidation event together with any available assets of the corporation to redeem the shares.

Preferred stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control are classified as temporary equity. At all other times, certain classes may be classified as shareholders’ equity. of the Series C preferred stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2022 and 2021, preferred stock subject to possible redemption at the redemption amount is presented as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets.

9.	Warrants to purchase preferred and common stock

Liability classified warrants

In conjunction with certain debt financing transactions, the Company issued warrants to purchase shares of preferred stock. These warrants are exercisable upon issuance and are not subject to any vesting or restrictions on timing of exercise. The Company classifies the warrants as liabilities on its consolidated balance sheet as the warrants are free-standing financial instruments that may require the Company to transfer assets upon exercise or have anti-dilution features which makes their settlement variable. Changes in the fair value at each reporting period included in the consolidated statements of operations under the caption Change in fair value of warrant liabilities until the earlier of: (1) exercise or (2) the expiration of the warrants. The initial value of the warrants issued with debt are recorded as a discount to the related debt and amortized as interest expense.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

As part of the Recapitalization, the warrants exercisable for preferred stock became exercisable for common stock. The liability classified warrants consisted of and were exercisable for the following as of December 31, 2022 and 2021:

December 31, 2022
Issuance Date	Contractual Term	Class of Stock		Balance Sheet Classification		Shares Issuable Upon Exercise		Exercise Price		Fair Value
May 2018	10 years	Common	[1]	Liability		2,782,361	[2]	$0.01	[1]	$9,037
May 2019	10 years	Common	[1]	Liability		46,345	[3]	$0.01	[1]	$287
December 2021 (Structural Debt)	10 years	Common	[1]	Liability		41,816	[4]	$0.01	[1]	$198
December 2021 (Highbridge Debt)	10 years	Common	[1]	Liability	[5]	6,399,430	[5]	$0.01		$4,435

						9,269,952				$13,957

December 31, 2021
Issuance Date	Contractual Term	Class of Stock		Balance Sheet Classification		Shares Issuable Upon Exercise		Exercise Price		Fair Value
May 2018	10 years	Series B-1	[6]	Liability		863,154	[2]	$4.185		$4,153
September 2018	10 years	Series B-1		Liability	[9]	518,387		$0.001		$2,392
May 2019	10 years	Series B-1	[6]	Liability		47,789	[7]	$4.185		$219
December 2021 (Structural Debt)	10 years	Series C-1	[6]	Liability		41,816	[8]	$4.185		$320

						1,471,146				$7,084

[1]

If at least $1,000 of the 2022 Convertible Notes convert to Series C, the warrants will become exercisable into Series C preferred stock at the lower of $3.66191 per share or the lowest price per share Series C is issued; upon a future qualified financing of preferred stock in which at least $1,000 of gross proceeds are received, the warrants will become exercisable for such shares of preferred stock at the lowest issue price. If such future round is in connection with a qualifying merger event or company sale event, the exercise price will be 40% of the effective price per share of such event.

[2]	Exercisable into shares representing 2.0% of the fully diluted capitalization table at exercise; the table currently represents the shares exercisable into as of the respective balance sheet date.
[3]	If exercisable into a future round of preferred stock or qualifying event, the number of shares the warrants will be exercisable into will be 200,000 divided by the exercise price.
[4]	If exercisable into a future round of preferred stock or qualifying event, the number of shares the warrants will be exercisable into will be 175,000 divided by the exercise price.
[5]

As part of the Recapitalization, these warrants were amended to add anti-dilutive features and their classification changed from equity to liability as a result. The number of shares the warrants are exercisable into is based upon 4.6% of the fully diluted capitalization table.

[6]	Upon qualified financing with gross proceeds of at least $1,000, warrants would have become exercisable for shares of that future round at the lowest issue price.
[7]	Exercisable into a number of shares based upon 200,000 divided by the exercise price.
[8]	Exercisable into a number of shares based upon 175,000 divided by the exercise price.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

[9]

The September 2018 was reclassified from liability to equity upon the Recapitalization during the year ended December 31, 2022 as it was no longer exercisable for preferred stock and became exercisable for a fixed number of shares of common stock at a fixed price.

The May 2018 warrants have anti-dilution features whereby they remain exercisable for shares equal to 2.0% of the fully diluted capitalization of the Company; accordingly, the Company is required to issue additional warrants to the holder at any time it issues additional equity securities. In 2022, the Company issued 1,919,207 additional warrants in conjunction with anti-dilution provisions of these warrants, and the fair value of these additional warrants was $422.

In connection with the Recapitalization, the May 2018, May 2019 and December 2021 Structural Debt warrants were amended to be exercisable for common stock and will become exercisable as indicated in footnote 1 in the table above.

The September 2018 warrant became exercisable for common stock as a result of the Recapitalization, and became equity classified. The warrant’s fair value on the date of the Recapitalization of $2,405 was reclassified to equity.

The December 2021 (Highbridge Debt) warrants were amended in connection with the Recapitalization to include anti-dilutive features whereby they became exercisable for a number of shares based upon 4.6% of the fully dilutive capitalization table at exercise. As a result, they were reclassified from equity to liability during 2022 at a value of $2,459.

Equity classified warrants

In connection with certain debt financing transactions, the Company issued warrants to purchase shares of common stock. These warrants are exercisable upon issuance and are not subject to any vesting or restrictions on timing of exercise. The Company classifies the warrants as equity as they are exercisable for a fixed number of shares at a fixed exercise price and do not meet any of the criteria to be considered liability classified. The equity classified warrants outstanding as of December 31, 2022 and 2021 were as follows:

December 31, 2022
Issuance Date	Contractual Term	Class of Stock	Balance Sheet Classification		Shares Issuable Upon Exercise	Exercise Price
September 2018	10 years	Common	Equity	[1]	518,387	$0.001
November-December 2019	10 years	Common	Equity		881,643	$0.94
May 2020	10 years	Common	Equity		51,614	$0.99
September 2022[2]	10 years	Common	Equity		92,937,302	$0.001
September 2022[3]	10 years	Common	Equity		918,676	$0.001

					95,307,622

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

December 31, 2021
Issuance Date	Contractual Term	Class of Stock	Balance Sheet Classification	Shares Issuable Upon Exercise	Exercise Price
November-December 2019	10 years	Common	Equity	881,643	$0.94
May 2020	10 years	Common	Equity	51,614	$0.99
December 2021 (Highbridge Debt)[4]	10 years	Common	Equity	2,031,883	$0.01

				2,965,140

[1]

The September 2018 warrant was reclassified from liability to equity upon the Recapitalization during the year ended December 31, 2022 as it was no longer exercisable for preferred stock and became exercisable for a fixed number of shares of common stock at a fixed price.

[2]	Issued in connection with the 2022 Convertible Notes (Note 7).
[3]	Issued in connection with certain company advisor agreements resulting in $92 of expense recorded in general and administrative costs.
[4]	Issued in connection with the Highbridge Term Loan (Note 7).

The December 2021 warrants issued with the 2021 Highbridge Term Loan and the September 2022 warrants issued with the 2022 Convertible Notes in the amounts of $6,685 and $7,041, respectively, were recorded as a discount to the respective debt issued based upon their estimated fair values at issuance.

10.	Stock-based compensation

Stock-based plan

The Company has a 2013 Equity Incentive Plan (the “Plan”), under which it may grant incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, and stock appreciation rights to selected employees, directors and consultants. The Company reserved 6,570,464 shares of common stock for issuance under the Plan as of December 31, 2022. The Plan is administered by the Board of Directors, which determines the terms of options, including exercise price, the number of shares subject to the options, the vesting schedule, and the terms and conditions of the exercise.

Stock options

The fair value of stock options is recognized as expense on a straight-line basis over the vesting periods. During the years ended December 31, 2022 and 2021, the Company recognized compensation expense related to stock options of $494 and $698, respectively.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

A summary of the Company’s stock option activity during the years ended December 31, 2022 and 2021 follows:

	Options	Weighted average exercise price
Outstanding at December 31, 2020	4,828,334	$0.95
Granted	1,665,750	1.38
Exercised	(17,238)	1.04
Forfeited or expired	(204,214)	1.11

Outstanding at December 31, 2021	6,272,632	1.07
Granted	—	—
Exercised	(17,666)	0.96
Forfeited or expired	(1,994,373)	1.11

Outstanding at December 31, 2022	4,260,593	1.05

A summary of the Company’s non-vested stock option activity during the years ended December 31, 2022 and 2021 follows:

	Options	Weighted average exercise price
Non-vested as of December 31, 2020	2,773,362	$1.10
Granted	1,665,750	1.38
Vested	(1,284,346)	1.11
Forfeited or expired	(156,637)	1.17

Non-vested as of December 31, 2021	2,998,129	1.25
Granted	—	—
Vested	(1,038,806)	1.22
Forfeited or expired	(930,103)	1.23

Non-vested as of December 31, 2022	1,029,220	1.30

The total grant date fair value of stock options vested during the years ended December 31, 2022 and 2021 was $2,166 and $770, respectively.

As of December 31, 2022 and 2021, stock options outstanding and exercisable have a weighted average remaining contractual life of 5.3 years and 7.0 years, respectively.

As of December 31, 2022, there was $622 of total unrecognized compensation costs related to stock option grants that are expected to be recognized over a weighted-average period of three years.

The Company uses the Black-Scholes model to determine the fair value of stock options. The fair value of each option grant is estimated on the date of the grant. Given the lack of an active public market for the common stock, the Company’s Board of Directors made contemporaneous determinations of the fair value of the common stock. In the absence of a public market, and as an emerging company, the Company believes it is appropriate to consider a range of factors to determine the fair market value of the common stock at each grant date. The factors include: 1) the achievement of operational milestones by the Company; 2) the significant risks associated with the Company’s stage of development; 3) capital market conditions for technology companies, particularly

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

similarly situated, privately held, early-stage companies; 4) the Company’s available cash, financial condition and results of operations; 5) the most recent sales of the Company’s preferred stock; and 6) the preferential rights of the outstanding preferred stock.

The weighted-average grant date fair value of options granted and the range of assumptions using the model for stock options granted in 2021 are as follows:

Risk-free interest rate	0.70-1.29%
Dividend yield	0%
Volatility	65%
Expected term of options	5-6.44 years

There were no options granted in 2022.

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividends are based on the Company’s historical issuance and management’s expectations for dividend issuance in the future. The expected volatility of the options granted was estimated based on the volatility rate used in the Company’s independent business valuation performed as a substitute for the historical volatility of the Company’s common shares, which is not determinable without an active external or internal market. The expected term of options granted represents the period of time that options granted are expected to be outstanding using the simplified method of estimation.

11.	Employee benefit plans

The Company has maintained a qualified 401(k) plan for regular full or part-time employees since January 1, 2019. All employees who are at least 18 years of age are immediately eligible upon the date of hire. Under the plan, employees may contribute a percentage of their annual salary, subject to statutory limitations, and the Company will make a Safe Harbor match of the employees’ contributions up to 4% of their salary during that pay period. The Company made matching contributions with immediate vesting of $625 and $449 for the years ended December 31, 2022 and 2021, respectively.

12.	Income taxes

The Company’s loss from operations before income tax expense by jurisdiction for the years ended December 31, 2022 and 2021 follows:

	2022	2021
United States	$(92,479)	$(51,062)
Foreign	(3,503)	(5,277)

	$(95,982)	$(56,339)

As a result of current and historical losses, there is no income tax provision for the years ended December 31, 2022 and 2021.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory income tax rate to loss before income taxes for the reasons set forth below for the years ended December 31, 2022 and 2021:

	2022	2021
Federal tax at statutory rate	21.00%	21.00%
State taxes	2.50%	1.26%
Permanent differences	(6.52%)	(1.71%)
Other	0.40%	0.10%
Change in tax rate	0.06%	(0.19%)
Foreign rate differential	0.99%	2.53%
Valuation allowances	(18.43%)	(22.99%)

Tax provision rate	0.00%	0.00%

Deferred income taxes reflect the net effects of net operating loss carryforwards and the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2022 and 2021 are as follows:

Deferred Tax Asset/(Liability)	2022	2021
Deferred tax assets:
Depreciation and amortization	$17	$73
Stock compensation	43	18
Deferred revenue	—	3
Deferred rent	—	107
Accrued expenses	68	600
Charitable contributions	24	22
Capitalized R&D expenditures	938	—
Right of use / lease liability	90	—
Interest expense	3,783	913
Federal and state net operating loss carryforward	42,663	27,792

Total deferred tax assets	47,626	29,528
Less: valuation allowance	(47,626)	(29,528)

Net deferred tax assets	$—	$—

As of December 31, 2022, the Company maintains a full valuation allowance against its U.S. and foreign deferred tax assets (“DTAs”). In accordance with ASC Topic 740, the Company considered all available evidence, both positive and negative, in assessing the need for an amount to which a valuation allowance should be applied to its net DTAs. Based upon this analysis, including the Company’s historical three-year cumulative loss (pre-tax income adjusted for permanent differences), management concluded that it is more-likely-than-not that all federal deferred tax assets attributable to net operating losses are expected to expire unused as well as state net operating losses (“NOL”) that are not expected to be used prior to expiration and other state non-attributable DTAs that are not expected to be realized.

As of December 31, 2022, the Company had a U.S. federal NOL carryforward of $164,645, of which $18,143 will begin to expire between 2033 and 2037. In accordance with the Tax Cuts and Jobs Act of 2017, the

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

remaining $146,502 U.S. NOLs generated in the tax year ending after 2017 will not expire. The gross amount of the state NOL carryforwards of $94,762 expires over various periods based on individual state tax laws. Utilization of these carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

The Tax Cuts and Jobs Act of 2017 (“TCJA”) amended IRC Section 174 to require capitalization of all research and developmental (“R&D”) costs incurred in tax years beginning after December 31, 2021. These costs are required to be amortized over five years if the R&D activities are performed in the United States or over 15 years if the activities were performed outside the United States. The Company capitalized approximately $4,331 of R&D expenses incurred during the year ended December 31, 2022.

The Company also had a foreign NOL carryforward of $10,905 generated by the Canadian subsidiary which will begin to expire in 2040.

As of December 31, 2022 and 2021, the Company has not recognized any amounts for uncertain tax positions. The Company files U.S. federal and state returns and is no longer subject to examination for years prior to 2018. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense.

13.	Related-party transactions

During 2016, the Company entered into licensing agreements with a shareholder. Under the terms of these agreements, the Company was generally responsible for providing set-up support and professional services related to a platform licensed to the shareholder by the Company. In exchange for services rendered under the agreements, the Company was entitled to a one-time set-up fee, a monthly licensing fee, consisting of a base fee plus an incentive fee per each transaction over a threshold (as defined in the respective agreements), and professional services fees (as defined in the respective agreements). These agreements terminated in 2021. Total revenues recognized related to these agreements were $0 and $516 for the years ended December 31, 2022 and 2021, respectively.

During 2018, the Company entered into a service agreement with a shareholder to provide scheduled long-distance towing or transport services under a recall program for vehicles not in warranty of the shareholder’s roadside assistance program in the United States. In 2019, the Company entered into a separate agreement with the same shareholder to provide emergency roadside assistance for the shareholder’s customers related to its four vehicle brands in the United States. Total revenue recognized for the years ended December 31, 2022 and 2021 amounted to $25,275 and $22,368, respectively. As of December 31, 2022 and 2021, $4,151 and $3,575, respectively, was included in accounts receivable on the accompanying consolidated balance sheets.

During 2018, the Company entered into a service agreement with a shareholder to provide services to its managed fleet maintenance customers. The services include primary towing roadside assistance and non-tow services including jump starts, tire change, lockout services and emergency fuel delivery. For the years ended December 31, 2022 and 2021, total revenue recognized under the fleet agreement amounted to $11,636 and $7,942, respectively. Also in 2019, the Company entered into a separate service agreement with the same shareholder. Under the terms of the agreement, the Company will provide emergency roadside assistance for the shareholder’s customers related to its car rental brands in the United States. Total revenue recognized for the years ended December 31, 2022 and 2021 under the rental agreement amounted to $29,038 and $12,484, respectively. As of December 31, 2022 and 2021, $5,924 and $6,074, respectively, was included in accounts receivable on the accompanying consolidated balance sheets.

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

During 2020, the Company entered into a services agreement with a shareholder. Under the terms of the agreement, the Company will provide emergency roadside assistance for the shareholder’s customers related to its two vehicle brands in the United States and Canada. Total revenue recognized for the years ended December 31, 2022 and 2021 was $11,930 and $15,403, respectively. As of December 31, 2022 and 2021, $2,882 and $6,425, respectively, was included in accounts receivable on the accompanying consolidated balance sheets.

The Company retained an affiliate of a shareholder and convertible note holder to provide investment banking services and incurred fees and expenses of approximately $1,400 and $2,500 under this arrangement during the years ended December 31, 2022 and 2021, respectively.

14.	Commitments and contingencies

Litigation

The Company from time to time may be involved in various claims and legal proceedings that arise in the ordinary course of business. It is the opinion of management that there are no unresolved claims and litigation in which the Company is currently involved that will materially affect the financial position or operations of the Company.

15.	Leases

The Company leases office space, equipment and furniture, and certain office space is subleased. Management determines if a contract is a lease at the inception of the arrangement and reviews all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. All the Company’s leases are classified as operating leases.

Leases with an initial term of greater than twelve months are recorded on the consolidated balance sheets. Lease expense is recognized on a straight-line basis over the lease term.

The Company’s lease contracts generally do not provide a readily determinable implicit rate. For these contracts, the estimated incremental borrowing rate is based on information available at the inception of the lease.

Operating lease cost consists of the following for the year ended December 31, 2022 (in thousands):

Lease cost	$1,200
Sublease income	(255)

Total lease cost	$945

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

The maturity of operating lease liabilities is presented in the following table as of December 31, 2022 (in thousands):

2023	$954
2024	757
2025	618
2026	635
2027	459

Total lease payments	3,423
Less imputed interest	(563)

Present value of lease liabilities	2,860
Less current lease liabilities	(740)

Long-term lease liabilities	$2,120

Additional information relating to the Company’s operating leases as of December 31, 2022 follows:

Weighted average remaining lease term	4.2 years
Weighted average discount rate	8.6%

16.	Subsequent events

The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events were reviewed through May 15, 2023, the date the consolidated financial statements were available to be issued, and the following events were noted:

On February 9, 2023, the Company entered into a definitive agreement to merge with Otonomo Technologies Ltd. (“Otonomo”) in an all-stock transaction. Upon closing of the transaction, holders of Otonomo’s ordinary shares will receive common stock of Urgently. Otonomo’s shareholders and other equityholders will own, in the aggregate, approximately 33% of the combined company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement. The transaction is expected to close in the third quarter of 2023, subject to the approval of Otonomo’s shareholders and the satisfaction of other customary closing conditions.

On February 9, 2023, the Company amended its Loan and Security Agreement (the “2023 Amended Structural Term Loan”) with Structural Capital. Borrowings under the 2023 Amended Structural Term Loan will accrue interest monthly at the greater of 14% or the prime rate plus 7.5% for the first tranche of $14,000 and the greater of 13.5% or the prime rate plus 7.0% for the second tranche of $3,500. The scheduled maturity is dependent on future events and is scheduled to mature on either January 1, 2024 if certain future events are not met or November 1, 2024 if such future events are met. Upon repayment, the loan requires a final payment fee of $840, a success fee of $3,063, a restructuring fee of $2,232, and an amendment fee of $1,014.

On February 9, 2023, the Company amended its Loan and Security Agreement (the “2023 Amended Highbridge Term Loan”) with a consortium led by Highbridge Capital Management, LLC. The 2023 Amended Highbridge Term Loan limits the commitment amount to the $40,000 outstanding at December 31, 2022. Borrowings under the 2023 Amended Highbridge Term Loan will accrue interest at a rate of 12% through June 2023, increasing to 13% through maturity, and payments will be made quarterly in arrears. The scheduled maturity is dependent on

Urgent.ly Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and par value data)

future events and is scheduled to mature on either March 31, 2024 if certain future events are not met or January 31, 2025 if such events are met. Upon repayment, the loan requires a first amendment fee of $2,319, a second amendment fee of $3,000, and a consent fee of $4,639.

In April 2023, the Company received approximately $4,700 in proceeds from the issuance of convertible notes (“2023 Convertible Notes”). The 2023 Convertible Notes accrue interest at the rate of 15% per annum, and all unpaid interest and principal is due and payable on June 30, 2024. The 2023 Convertible Notes may be settled as follows, as further described in the agreement: (i) optional conversion into Series C preferred stock; (ii) optional conversion in an equity financing; (iii) automatic conversion upon consummation of an approved acquisition and related direct listing; or (iv) sale of the company.

The Company is negotiating an amendment with Structural Capital to increase the term loan by $10,000. Borrowings will accrue interest monthly at the greater of 13.5% or the prime rate plus 7.0%. The scheduled maturity is dependent on future events and is scheduled to mature on either January 1, 2024 if certain future events are not met or November 1, 2024 if such future events are met. In connection with the amendment, Structural Capital will receive warrant coverage of $500. The amendment to the term loan is expected to close in May 2023.

Urgent.ly Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and par value data)

	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$7,730	$6,357
Restricted cash	1,050	1,050
Accounts receivable, net of allowance for doubtful accounts of $338 in 2023 and 2022	30,452	33,966
Prepaid expenses and other current assets	1,233	2,102
Total current assets	40,465	43,475

Right-of-use assets	2,316	2,485
Property and equipment, net of accumulated depreciation of $1,916 and $1,844 in 2023 and 2022, respectively	403	414
Intangible assets, net	31	31
Other non-current assets	501	538

Total assets	$43,716	$46,943

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$12,023	$7,536
Accrued expenses	22,254	13,122
Accrued interest	8,784	6,689
Deferred revenue, current	62	349
Current lease liabilities	714	740
Current portion of long-term debt	53,786	—

Total current liabilities	97,623	28,436
Long-term lease liabilities	1,964	2,120
Long-term debt, net	50,206	99,443
Derivative liability	33,368	32,765
Warrant liability	10,324	13,957
Other long-term liabilities	2,739	5,059

Total liabilities	196,224	181,780

Redeemable convertible preferred stock:
Series C, par value $0.001; 20,000,000 shares authorized, 14,169,524 issued and outstanding in 2023 and 2022	46,334	46,334
Stockholders’ deficit:
Common stock, par value $0.001; 600,000,000 shares authorized, 13,936,512 issued and outstanding in 2023 and 2022	14	14
Additional paid-in capital	48,390	48,313
Accumulated deficit	(247,246)	(229,498)

Total stockholders’ deficit	(198,842)	(181,171)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$43,716	$46,943

See accompanying notes to the unaudited condensed consolidated financial statements.

Urgent.ly Inc.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
Revenue	$49,578	$40,155
Cost of revenue	40,319	37,713

Gross margin	9,259	2,442

Operating expenses:
Research and development	3,742	3,972
Sales and marketing	1,072	1,418
Operations and support	7,201	9,276
General and administrative	7,480	3,906
Depreciation and amortization	72	69

Total operating expenses	19,567	18,641

Operating loss	(10,308)	(16,199)
Other income (expense), net:
Interest expense	(10,951)	(4,514)
Interest income	—	2
Change in fair value of derivative liability	(111)	—
Change in fair value of warrant liability	3,633	(414)
Warrant expense	—	(8)
Foreign exchange loss	(11)	(62)

Total other expense, net	(7,440)	(4,996)

Loss before income taxes	(17,748)	(21,195)
Provision for income taxes	—	—

Net loss	$(17,748)	$(21,195)

Loss per share, basic and diluted	$(1.27)	$(4.42)

Weighted average shares outstanding, basic and diluted	13,936,512	4,799,762

See accompanying notes to the unaudited condensed consolidated financial statements.

Urgent.ly Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (in thousands, except share data)

	Redeemable Convertible Preferred Stock Series B-1		Redeemable Convertible Preferred Stock Series B		Redeemable Convertible Preferred Stock Series A		Redeemable Convertible Preferred Stock Series Seed
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2021	5,645,751	$19,045	2,780,607	$10,925	5,462,328	$10,218	1,103,444	$996
Issuance of common stock	—	—	—	—	—	—	—	—
Accretion of preferred stock to redemption value	—	71	—	6	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance, March 31, 2022	5,645,751	$19,116	2,780,607	$10,931	5,462,328	$10,218	1,103,444	$996

Balance, December 31, 2022	—	$—	—	$—	—	$—	—	$—
Stock-based compensation expense	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance, March 31, 2023	—	$—	—	$—	—	$—	—	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

Urgent.ly Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (Continued)

(in thousands, except share data)

	Redeemable Convertible Preferred Stock Series C		Redeemable Convertible Preferred Stock Series C-1		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2021	3,823,134	$19,940	4,475,886	$18,732	4,797,220	$5	$7,156	$(127,732)	$(120,571)
Issuance of common stock	—	—	—	—	6,833	—	7	—	7
Accretion of preferred stock to redemption value	—	4	—	—	—	—	(81)	—	(81)
Stock-based compensation expense	—	—	—	—	—	—	155	—	155
Net loss	—	—	—	—	—	—	—	(21,195)	(21,195)

Balance, March 31, 2022	3,823,134	$19,927	4,475,886	$18,732	4,779,982	$5	$7,237	$(148,927)	$(141,685)

Balance, December 31, 2022	14,169,524	$46,334	—	$—	13,936,512	$14	$48,313	$(229,498)	$(181,171)
Stock-based compensation expense	—	—	—	—	—	—	77	—	77
Net loss	—	—	—	—	—	—	—	(17,748)	(17,748)

Balance, March 31, 2023	14,169,524	$46,334	—	$—	13,936,512	$14	$48,390	$(247,246)	$(198,842)

See accompanying notes to the unaudited condensed consolidated financial statements.

Urgent.ly Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(17,748)	$(21,195)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	72	69
Amortization of right-of-use assets	169	161
Amortization of contract costs to obtain	25	141
Amortization of contract costs to fulfill	12	48
Amortization of deferred financing fees	342	430
Stock-based compensation	77	155
Change in fair value of derivative and warrant liabilities	(3,522)	414
Warrant expense	—	8
Noncash interest expense	8,722	2,626
Changes in operating assets and liabilities:
Accounts receivable	3,514	(1,962)
Prepaid expenses and other current assets	869	737
Other assets	—	9
Accounts payable	4,487	3,792
Accrued expenses	7,204	(274)
Deferred revenue	(287)	—
Lease liabilities	(182)	(190)
Long-term liabilities	(4,770)	—

Net cash used in operating activities	(1,016)	(15,031)

Cash flows from investing activities:
Purchases of property, equipment and software	(61)	(91)

Net cash used in investing activities	(61)	(91)

Cash flows from financing activities:
Payments of deferred financing fees	—	(11)
Advances on April 2023 convertibles notes payable	2,450	—
Proceeds from exercise of stock options	—	7

Net cash provided by (used in) financing activities	2,450	(4)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,373	(15,126)
Cash, cash equivalents and restricted cash, beginning of period	7,407	31,206

Cash, cash equivalents and restricted cash, end of period	$8,780	$16,080

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,885	$1,624

Supplemental noncash investing and financing activities:
Right-of-use assets obtained in exchange for lease obligations	$—	$3,160

Derivative liability resulting from term loan amendment	$492	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

1. Organization

Urgent.ly Inc. (“Urgent.ly” or “the Company”) was incorporated in the State of Delaware in May 2013. Urgent.ly is a leading connected mobility assistance software platform that matches vehicle owners and operators with service professionals who deliver traditional roadside assistance, proactive maintenance and repair services.

Urgent.ly is headquartered in Vienna, Virginia. On September 1, 2017, Roadside Innovation Inc. was incorporated in the State of Delaware as a wholly-owned subsidiary of Urgent.ly (collectively along with other wholly-owned subsidiaries, the “Company”) for the purpose of obtaining and holding motor club licenses in support of certain services provided by Urgent.ly. On July 23, 2020, Roadside Innovation (Arkansas) Inc. was incorporated in the State of Arkansas as a wholly-owned subsidiary of Urgent.ly for the purpose of obtaining and holding motor club licenses in support of certain services provided by Urgent.ly. On September 3, 2020, Urgently Canada Technologies ULC, was incorporated in British Columbia, Canada as a wholly-owned subsidiary of Urgent.ly for the purpose of providing roadside assistance services in Canada.

Liquidity risk and going concern

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business.

The Company has a history of recurring operating losses and has required debt and equity financing to finance its operations. The Company reported an accumulated deficit of $247,246 as of March 31, 2023 and an operating loss of $10,308 for the three months ended March 31, 2023.

Liquidity risk is the risk that suitable sources of funding for the Company’s business activities may not be available. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for capital expenditures which are adjusted as input variables change. These variables include, but are not limited to, operating cash flows and the availability of other sources of debt and capital. As these variables change, the Company may be required to seek funding through additional equity issuances and/or additional debt financings.

In October and December 2021, the Company entered into a new term debt facility with Structural Capital with proceeds totaling $17,500 which were used to retire a term loan with a bank and provide additional working capital. Additionally, from March 2021 through December 2021, the Company issued $39,957 in convertible promissory notes (the “2021 convertible notes”) with new and existing investors. In December 2021, the Company received $40,000 in connection with a loan and security agreement with Highbridge Capital. And, from July through September 2022, the Company received $30,000 in convertible promissory notes with new and existing investors. In February 2023, the Company amended each of the existing loan agreements with Structural Capital and Highbridge, which extended the maturity dates of those loans to 2024, at the earliest. In April 2023, the Company issued approximately $4,700 in convertible notes as further discussed in Note 12.

The Company believes that the current cash on hand will not be sufficient to fund operations beyond twelve months from the date of issuance of the condensed consolidated financial statements. This has led management to conclude that substantial doubt about the Company’s ability to continue as a going concern exists. In the event the Company is unable to successfully raise additional equity or debt during the next twelve months from the date of issuance of the condensed consolidated financial statements, the Company will not have sufficient cash

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

flows and liquidity to finance its business operations as currently contemplated. The condensed consolidated financial statements do not include any adjustments of the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. Summary of significant accounting policies

There have been no material changes to the Company’s significant accounting policies from its audited consolidated financial statements for the year ended December 31, 2022.

Principles of consolidation

The accompanying condensed consolidated financial statements include the accounts of Urgent.ly Inc. and its wholly-owned subsidiaries Roadside Innovation Inc., Roadside Innovation (Arkansas) Inc., and Urgently Canada Technologies ULC. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation

The accompanying condensed consolidated balance sheet as of March 31, 2023 and the condensed consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the three months ended March 31, 2023 and 2022 are unaudited. These condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the financial information and footnotes required by U.S. GAAP for complete financial statements.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments, including normal recurring adjustments, necessary for the fair presentation of its financial position as of March 31, 2023 and its results of operations, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the three months ended March 31, 2023 and 2022.

The results for the three months ended March 31, 2023 and 2022 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year ending December 31, 2023. The condensed consolidated balance sheet at March 31, 2023 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The accompanying unaudited condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2022.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

Concentrations of credit risk

Financial instruments that subject the Company to credit risk consist primarily of cash, restricted cash and accounts receivable. The Company places its cash and cash equivalents in an accredited financial institution and the balances are above federally insured limits. Management monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

During the three months ended March 31, 2023 and 2022, 59% and 69% of revenue was earned from three and four customers, respectively. At March 31, 2023 and December 31, 2022, 59% and 34% of accounts receivable was due from three and two customers, respectively.

Modification of debt instruments

Modifications or exchanges of debt, which are not considered a troubled debt restructuring, are considered extinguishments if the terms of the new debt and the original instrument are substantially different. The instruments are considered substantially different when the present value of the cash flows under the terms of the new debt instrument are at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. If the original and new debt instruments are substantially different, the original debt is derecognized and the new debt is initially recorded at fair value, with the difference recognized as an extinguishment gain or loss. During the three months ended March 31, 2023, the Company amended its term loans and convertible promissory notes (see Note 6). Those amendments have been accounted for as debt modifications.

New accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This updated guidance sets forth a current expected credit loss model based on expected losses. Under this model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions and forecasted information rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. This guidance becomes effective for the Company beginning in interim periods starting in fiscal year 2023. The adoption of the new standard did not have a material impact on the Company’s condensed consolidated financial statements for the quarter ended March 31, 2023 and is not expected to have a material impact on the Company’s annual financial statements for full-year 2023.

3. Revenue

The Company generates substantially all its revenues from roadside assistance services (“RAS”) initiated through its software platform primarily in the United States and Canada. The Company’s platform enables its customers (“Customer Partners”) to outsource delivery for all or portions of their roadside assistance programs. The Company manages the RAS process after receiving the initial distress call or web-based request through final disposition. Urgent.ly contracts with original equipment manufacturers (“OEM”), insurance companies, fleet management companies (including car rental companies) and aftermarket companies, which collectively represent the Company’s Customer Partners. These Customer Partners, who are our direct customers, in turn, offer roadside assistance plans to their customers—the Consumers.

The Company recognizes revenue when there is evidence of a contract, probable collection of the consideration to which the Company expects to be entitled to receive, and completion of the performance obligations. Urgent.ly

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

recognizes revenue on a gross basis (as the principal) or net basis (as the agent) depending on the nature of the Company’s role with respect to the Customer Partner to deliver roadside assistance services.

Full-service outsourcing—flat rate

Under the full-service outsourcing-flat rate agreements, the Company controls the services prior to the transfer to the Customer Partner. The nature of the Company’s promise is to provide a series of distinct services that the Company accounts for as a single performance obligation. As a result, the Company records revenues from flat rate service arrangements on a gross revenue basis and the costs are recorded as part of the cost of service. The Company has applied the right to invoice practical expedient in recognizing these revenues. The Company recognizes these revenues over time.

Full-service outsourcing—claim cost pass-through

Under the claim cost pass-through arrangement, the Company’s performance obligation is solely to arrange the dispatch of the roadside assistance services. The Company does not control all roadside assistance services. The Customer Partner controls all other RAS services prior to the transfer to the motorist, the ultimate consumer. The Company acts as an agent in this transaction and, as a result, the Company records only its flat dispatch fee as revenue from its claim cost pass-through arrangements, net of the costs incurred from the subcontract service providers. The Company recognizes these revenues over time.

Membership

The Company also derives revenues from membership offerings for roadside assistance services, for which the Company’s performance obligation is to provide roadside assistance services primarily to its Customer Partner’s members. The Company has applied the right to invoice practical expedient and recognizes these revenues over time as when the related fee is invoiced. The cost of providing services is charged to cost of revenue as incurred.

Software licensing arrangements

The Company occasionally enters into licensing arrangements with Customer Partner, to provide access to its standard software platform. The Company customarily provides the Customer Partner with standard maintenance on licensed software which includes technical support and when-and-if available updates. The Company considers this a service of standing-ready to the customer to provide technical support and upgrades as needed, and unspecified upgrades are provided on a when-and-if available basis for the duration of the maintenance period. The license revenue and the maintenance bundled in the arrangement are considered a single performance obligation that is recognized over the term of the agreement.

Professional services

The Company sells professional services either on a stand-alone basis or as services bundled with software. Professional services include customization and design, integration, training and consulting services. Professional services performed by the Company represent distinct performance obligations, not highly interdependent or highly interrelated with the Company’s platform license and SaaS arrangements. The standalone selling prices are determined based on contracted terms on a contract by-contract basis. Revenue for customization and design services represents the transfer to the customer for the right to access the customized software and therefore is

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

recorded over time. Revenues for integration services, training and consulting services are separate performance obligations recognized over time as these and the SaaS arrangements can be purchased separately from the platform and SaaS arrangements.

Revenues on a disaggregated basis are as follows:

	Three Months Ended March 31,
	2023	2022
Full-service outsourcing—flat rate	$48,688	$39,297
Full-service outsourcing—claim cost pass-through	3	8
Membership	772	833
Software licensing arrangements	101	—
Professional services	14	17

Total revenue	$49,578	$40,155

Contract assets

In connection with certain contracts, the Company capitalizes costs to fulfill contracts with Customer Partners, primarily costs to customize and integrate its platform in support of the contract requirements. Costs to fulfill are considered incremental and recoverable costs and are deferred as other non-current assets and amortized on a straight-line basis over the expected period of benefit for contracts with an amortization period that exceeds one year and included in cost of revenue on the condensed consolidated statements of operations. The expected period of benefit is determined using the initial contract term.

	2023	2022
Balance as of January 1	$370	$1,049
Amortization of contract costs to obtain	(25)	(141)
Amortization of contract costs to fulfill	(12)	(48)

Balance as of March 31	$333	$860

Contract liabilities

Contract liabilities represents amounts received from Customer Partners or Motorists in advance of fulfillment of the promised performance obligations related to professional services, membership and bundled license arrangements.

4. Fair value measurements

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based on the exit price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

Level 2 —

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s population of financial assets and liabilities subject to fair value measurements on a recurring basis are as follows:

	Fair Value as of March 31, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$33,368	$33,368
Warrant liability	—	—	10,324	10,324

Total liabilities in fair value hierarchy	$—	$—	$43,692	$43,692

	Fair Value as of December 31, 2022
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$32,765	$32,765
Warrant liability	—	—	13,957	13,957

Total liabilities in fair value hierarchy	$—	$—	$46,722	$46,722

Level 3 financial liabilities consist of the derivative liability and the warrant liability for which there is no current market for the securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

The Company’s derivative liability represents embedded share-settled redemption and contingent fee features bifurcated from the underlying convertible notes and term loans and is carried at fair value. The changes in the fair value of the derivative liability are recorded as Change in fair value of derivative liability in the condensed consolidated statements of operations.

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Since derivative financial instruments are initially and subsequently carried at fair value, the Company’s income will reflect the volatility in these estimate and assumption changes.

The fair value of the share-settled redemption derivative liability was estimated based on the present value of the redemption discounts applied to the principal amount of each of the respective convertible promissory notes, adjusted to reflect the weighted probability of exercise. The fair value of the contingent fee derivative liability was estimated based on its total value, adjusted to reflect the weighted probability of the occurrence of the contingent event.

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

The Company estimates the fair value of the warrant liability using that projected future cash flows and discounting the future amounts to a present value using market-based expectations for interest rates and the contractual terms of the warrants. Changes in the fair value of the warrant liability are recorded as Change in the fair value of the warrant liability in the condensed consolidated statements of operations.

The following table presents a reconciliation of the changes in fair value of the beginning and ending balances for the Company’s derivative liability and warrant liability at fair value using inputs classified as Level 3 in the fair value hierarchy:

	Derivative Liability	Warrant Liability	Total
Balance at December 31, 2021	$—	$7,084	$7,084
Issuances	—	8	8
Change in fair value	—	414	414

Balance at March 31, 2022	$—	$7,506	$7,506

Balance at December 31, 2022	$32,765	$13,957	$46,722
Issuances	492	—	492
Change in fair value	111	(3,633)	(3,522)

Balance at March 31, 2023	$33,368	$10,324	$43,692

5. Accrued expenses

Accrued expenses consist of the following as of the periods presented:

	March 31, 2023	December 31, 2022
Accrued service provider costs	$6,464	$5,461
Accrued compensation	516	1,054
Accrued contract labor	983	2,400
Credit card liabilities	75	100
Accrued lender fees	6,949	—
Other accrued liabilities	7,267	4,107

	$22,254	$13,122

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

6. Debt arrangements

The Company’s debt arrangements consist of the following as of the periods presented:

	March 31, 2023	December 31, 2022
2021 convertible promissory notes with an interest rate of 10.0% per annum maturing June 30, 2024	$39,957	$39,957
Structural Capital term loan with an interest rate at the greater of 14.0% or the prime rate plus 7.5% per annum for the first $14,000 and 13.75% or the prime rate plus 7.0% for the remaining $3,500; maturing on January 1, 2024 or November 1, 2024 based on the occurrence of certain events	17,500	17,500
Highbridge Capital term loan with an interest rate ranging from 12%-13% per annum maturing on March 31, 2024 or January 31, 2025 based on the occurrence of certain events	40,000	40,000
2022 convertible promissory notes with an interest rate of 15.0% per annum maturing June 30, 2024	30,000	30,000

	127,457	127,457
Less: current portion	(57,500)	—
Less: debt issuance costs and discounts, long-term	(19,751)	(28,014)

Total long-term debt, net	$50,206	$99,443

Structural Term Loan

On February 9, 2023, the Company executed the First Amendment to the Second Amended and Restated Loan Agreement (the “First Amendment”). Borrowings under the First Amendment accrue interest monthly at the greater of 14.0% or 7.5% plus the prime rate (which can be no less than 3.25%) for the first $14,000 outstanding, and the greater of 13.5% or 7.0% plus the prime rate (which can be no less than 3.25%) for the remaining $3,500 outstanding. The scheduled maturity is dependent on future events and is scheduled to mature on either January 1, 2024 if certain future events are not met or November 1, 2024 if such future events are met. Upon repayment, the First Amendment requires a final payment fee of $840, a success fee of $2,406, a restructuring fee of $2,232, and an amendment fee of $1,014. The Company is accreting these fees to interest expense over the term of the loan.

Under the First Amendment, the success fee would be increased by $656 upon the occurrence of certain contingent events, including a merger transaction. The Company concluded that this feature was not clearly and closely associated with the risk of the debt host instrument and has therefore been bifurcated and separately accounted for as a derivative financial instrument. The fair value of the derivative liability of $492 was recorded separately from the term loan with an offsetting amount recorded as a debt discount. The debt discount will be amortized over the remaining term of the term loan using the effective interest method.

The First Amendment was accounted for as a debt modification and, accordingly, no gain or loss was recognized.

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

Highbridge Term Loan

On February 9, 2023, the Company executed the Second Amendment to Loan and Security Agreement (the “Second Amendment”) with a consortium led by Highbridge Capital Management, LLC. The Second Amendment limits the commitment amount to $40,000. Borrowings under the 2023 Amended Highbridge Term Loan will accrue interest at a rate of 12% through June 2023, increasing to 13% through maturity, and payments will be made quarterly in arrears. The scheduled maturity is dependent on future events and is scheduled to mature on either March 31, 2024 if certain future events are not met or January 31, 2025 if such events are met. Upon repayment, the loan requires a first amendment fee of $2,319, a second amendment fee of $3,000, and a consent fee of $4,639. The Company is accreting these fees to interest expense over the term of the loan. The Second Amendment was accounted for as a debt modification and, accordingly, no gain or loss was recognized.

Convertible Promissory Notes

On February 9, 2023, the Company executed amendments with twelve holders of the 2022 convertible promissory notes. The amendments include an additional settlement feature that provides for automatic conversion of the notes upon consummation of an approved acquisition and related public listing of the Company’s common stock on a nationally recognized exchange at a price per share equal to 65% of the total equity value, as defined in the amendment, divided by the Company capitalization immediately prior to the acquisition. The amendments were accounted for as a modification and, accordingly, no gain or loss was recognized.

7. Stock-based compensation

Equity incentive plan

The Company has a 2013 Equity Incentive Plan (the “Plan”), under which it may grant incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, and stock appreciation rights to selected employees, directors and consultants. In February 2023, the Board of Directors approved an increase in the number of shares of common stock reserved for issuance under the Plan by 62,880,788 shares. The Company has 69,451,252 shares of common stock reserved for issuance under the Plan as of March 31, 2023. The Plan is administered by the Board of Directors, which determines the terms of options, including exercise price, the number of shares subject to the options, the vesting schedule, and the terms and conditions of the exercise.

Stock options

There were no stock options granted during the three months ended March 31, 2023. As of March 31, 2023, there were 65,178,520 shares available for future grants under the Plan.

The fair value of stock options is recognized as expense on a straight-line basis over the vesting periods. During the three months ended March 31, 2023 and 2022, the Company recognized compensation expense related to stock options of $77 and $155, respectively.

8. Income taxes

The Company accounts for income taxes as required by FASB ASC Topic No. 740, Income Taxes. This Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Topic also provides guidance on

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Topic requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. In addition, the Topic permits an entity to recognize interest and penalties related to tax uncertainties as either income tax expense or operating expenses. The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense.

The Company assesses whether a valuation allowance should be recorded against its deferred tax assets based on the consideration of all available evidence, using a “more likely than not” realization standard. The four sources of taxable income that must be considered in determining whether deferred tax assets will be realized are: (1) future reversals of existing taxable temporary differences (i.e., offset of gross deferred tax liabilities against gross deferred tax assets); (2) taxable income in prior carryback years, if carryback is permitted under the applicable tax law; (3) tax planning strategies; and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. A significant factor in the Company’s assessment is the Company’s three-year cumulative loss. These facts, combined with uncertain near-term market and economic conditions, reduced the Company’s ability to rely on projections of future taxable income in assessing the realizability of its deferred tax assets. After a review of the four sources of taxable income as of December 31, 2022, and after consideration of the Company’s cumulative loss position as of December 31, 2022, the Company will continue to reserve its U.S.-based deferred tax amounts as of March 31, 2023.

9. Related-party transactions

During 2018, the Company entered into a service agreement with a shareholder to provide scheduled long-distance towing or transport services under a recall program for vehicles not in warranty of the shareholder’s roadside assistance program in the United States. In 2019, the Company entered into a separate agreement with the same shareholder to provide emergency roadside assistance for the shareholder’s customers related to its four vehicle brands in the United States. Total revenue recognized for the three months ended March 31, 2023 and 2022 amounted to $7,034 and $5,836, respectively. As of March 31, 2023 and December 31, 2022, $4,631 and $4,151, respectively, of revenue related to these agreements were included in accounts receivable on the accompanying condensed consolidated balance sheets.

During 2018, the Company entered into a service agreement with a shareholder to provide services to its managed fleet maintenance customers. The services include primary towing roadside assistance and non-tow services including jump starts, tire change, lockout services and emergency fuel delivery. For the three months ended March 31, 2023 and 2022, total revenue recognized under the fleet agreement amounted to $3,233 and $2,768, respectively. Also in 2019, the Company entered into a separate service agreement with the same shareholder. Under the terms of the agreement, the Company will provide emergency roadside assistance for the shareholder’s customers related to its car rental brands in the United States. Total revenue recognized for the three months ended March 31, 2023 and 2022 under the rental agreement amounted to $7,166 and $5,323, respectively. As of March 31, 2023 and December 31, 2022, $5,926 and $5,924, respectively, of revenue related to these agreements were included in accounts receivable on the accompanying condensed consolidated balance sheets.

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

During 2020, the Company entered into a services agreement with a shareholder. Under the terms of the agreement, the Company will provide emergency roadside assistance for the shareholder’s customers related to its two vehicle brands in the United States and Canada. Total revenue recognized for the three months ended March 31, 2023 and 2022 was $2,613 and $3,367, respectively. As of March 31, 2023 and December 31, 2022, $2,730 and $2,882, respectively, of revenue related to these agreements was included in accounts receivable on the accompanying condensed consolidated balance sheets.

10. Commitments and contingencies

Litigation

The Company from time to time may be involved in various claims and legal proceedings that arise in the ordinary course of business. It is the opinion of management that there are no unresolved claims and litigation in which the Company is currently involved that will materially affect the financial position or operations of the Company.

11. Leases

The Company leases office space, equipment and furniture, and certain office space is subleased. Management determines if a contract is a lease at the inception of the arrangement and reviews all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised.

Leases with an initial term of greater than twelve months are recorded on the condensed consolidated balance sheet. Lease expense is recognized on a straight-line basis over the lease term.

The Company’s lease contracts generally do not provide a readily determinable implicit rate. For these contracts, the estimated incremental borrowing rate is based on information available at the inception of the lease.

Operating lease cost consists of the following for the three months ended March 31, 2023:

Lease cost	$296
Sublease income	(69)

Total lease cost	$227

The maturity of operating lease liabilities is presented in the following table as of March 31, 2023:

2023	$713
2024	758
2025	618
2026	635
2027	458
Thereafter	—

Total lease payments	3,182
Less imputed interest	(504)

Present value of lease liabilities	$2,678

Urgent.ly Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except for share and par value data)

Additional information relating to the Company’s operating leases as of March 31, 2023 follows:

Weighted average remaining lease term (years)	4.0
Weighted average discount rate	8.7%

12. Subsequent events

The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events were reviewed through July 10, 2023, the date the condensed consolidated financial statements were available to be issued, and the following events were noted:

In April 2023, the Company issued approximately $4,700 of convertible notes (“2023 Convertible Notes”). The 2023 Convertible Notes accrue interest at the rate of 15% per annum, and all unpaid interest and principal is due and payable on June 30, 2024. The 2023 Convertible Notes may be settled as follows, as further described in the agreement: (i) optional conversion into Series C Preferred Stock; (ii) optional conversion in an equity financing; (iii) automatic conversion upon consummation of an approved acquisition and related direct listing; or (iv) sale of the company.

In May 2023, the Company amended its agreement with Structural Capital to increase the term loan by $10,000. Borrowings will accrue interest monthly at the greater of 13.5% or the prime rate plus 7.0%. The scheduled maturity is dependent on future events and is scheduled to mature on either January 1, 2024 if certain future events are not met or November 1, 2024 if such future events are met. In connection with the amendment, Structural Capital will receive warrants for common stock in the aggregate amount of $500.

On June 16, 2023, the Company’s board of directors approved the 2023 Equity Incentive Plan (“2023 Plan”), which will be effective on the business day immediately prior to the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-271937). The 2023 Plan provides for the granting of stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to employees, directors and consultants and any of the Company’s future subsidiary corporations’ employees and consultants. 124,487,740 shares of common stock are reserved for issuance pursuant to the 2023 Plan and will be subject to an annual increase.

On June 16, 2023, the Company’s board of directors approved the 2023 Employee Stock Purchase Plan (“ESPP”) which was effective upon approval. The ESPP allows for the sale of 19,918,038 shares of common stock to eligible employees within established offering periods with certain limitations on participation by individual employees, and is subject to an annual increase.

Otonomo Technologies Ltd.

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Otonomo Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Otonomo Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2P to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022, due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2015.

Tel-Aviv, Israel

March 31, 2023

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Otonomo Technologies Ltd.

Consolidated Balance Sheets

(in USD thousands, except share and per share data)

	December 31 2022	December 31 2021
Assets
Current assets
Cash and cash equivalents	22,448	207,842
Short-term restricted cash	346	237
Short-term deposits	62,262	—
Marketable securities	55,587	—
Trade receivables, net	1,271	1,077
Other receivables and prepaid expenses	3,043	2,683

Total current assets	144,957	211,839

Non-current assets
Other long-term assets	606	254
Property and equipment, net	1,043	725
Operating lease right-of-use assets, net	2,040	—
Intangible assets, net	—	9,621
Goodwill	—	37,000

Total non-current assets	3,689	47,600

Total assets	148,646	259,439

Liabilities and Shareholders’ Equity
Current liabilities
Account payables	1,020	312
Other payables and accrued expenses	10,958	8,405
Deferred revenue	216	35
Current portion of operating lease liabilities	729	—
Current portion of contingent consideration	165	—

Total current liabilities	13,088	8,752

Non-Current liabilities
Warrants for ordinary shares	155	1,924
Operating lease liabilities, less current portion	1,225	—
Contingent consideration, less current portion	746	—
Other non-current liabilities	4	—

Total non-current liabilities	2,130	1,924

Total liabilities	15,218	10,676

Commitments and contingencies (Note 10)
Shareholders’ equity:
Ordinary shares, no par value; 450,000,000 shares authorized as of December 31, 2022, and 2021; 141,880,227 and 132,214,733 shares issued and outstanding as of December 31, 2022 and 2021, respectively;	—	—
Additional paid-in capital	370,412	349,825
Accumulated other comprehensive loss	(4,850)	—
Accumulated deficit	(232,134)	(101,062)

Total shareholders’ equity	133,428	248,763

Total liabilities and Shareholders’ Equity	148,646	259,439

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Consolidated Statements of Operations and Comprehensive Loss

(in USD thousands, except share and per share data)

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
Revenues	6,992	1,723	394
Costs and operating expenses:
Cost of services	(3,367)	(953)	(336)
Cloud infrastructure	(4,777)	(2,814)	(1,262)
Research and development	(22,573)	(12,077)	(8,194)
Sales and marketing	(21,761)	(9,435)	(5,168)
General and administrative	(22,059)	(11,904)	(2,515)
Depreciation and amortization	(2,749)	(532)	(147)
Contingent consideration income	8,954	—	—
Impairment of goodwill	(49,686)	—	—
Impairment of intangible assets	(22,355)	—	—

Total costs and operating expenses	(140,373)	(37,715)	(17,622)

Operating loss	(133,381)	(35,992)	(17,228)
Financial income (expenses), net	2,455	5,280	(2,737)

Loss before income tax expense	(130,926)	(30,712)	(19,965)
Income tax expense	(146)	(222)	(76)

Net loss	(131,072)	(30,934)	(20,041)

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.95)	(0.45)	(0.65)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	138,362,785	69,222,905	30,674,263

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(4,791)	—	—
Unrealized losses on available-for-sale marketable securities, net	(59)	—	—

Other comprehensive loss	(4,850)	—	—

Comprehensive loss	(135,922)	(30,934)	(20,041)

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ equity (deficit)

(in USD thousands, except share and per share data)

	Redeemable Convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated Other Comprehensive Loss	Total Equity
	Number of Shares	USD thousands	Number of Shares	USD thousands	USD thousands	USD thousands	USD thousands	USD thousands
Balance as of January 1, 2020	58,208,597	62,195	29,955,123	—	8,784	(50,087)	—	(41,303)
Issuance of redeemable convertible preferred shares, net	4,717,813	15,507	—	—	—	—	—	—
Issuance of shares in connection with stock-based compensation plans	—	—	1,533,798	—	133	—	—	133
Share based compensation	—	—	—	—	1,440	—	—	1,440
Comprehensive loss	—	—	—	—	—	(20,041)	—	(20,041)

Balance as of December 31, 2020	62,926,410	77,702	31,488,921	—	10,357	(70,128)	—	(59,771)
Exercise of warrants for redeemable convertible preferred shares	1,179,456	10,896	—	—	—	—	—	—
Conversion of redeemable convertible preferred shares	(64,105,866)	(88,598)	64,105,866	—	88,598	—	—	88,598
Issuance of ordinary shares in connection with PIPE offering, net	—	—	14,250,000	—	124,560	—	—	124,560
Recapitalization, net	—	—	15,576,479	—	88,843	—	—	88,843
Shares issued related to the business acquisitions	—	—	6,559,960	—	33,816	—	—	33,816
Issuance of shares in connection with stock-based compensation plans	—	—	233,507	—	44	—	—	44
Share based compensation	—	—	—	—	3,607	—	—	3,607
Comprehensive loss	—	—	—	—	—	(30,934)	—	(30,934)

Balance as of December 31, 2021	—	—	132,214,733	—	349,825	(101,062)	—	248,763
Shares issued related to the business acquisitions	—	—	6,462,086	—	10,691	—	—	10,691
Issuance of shares in connection with stock-based compensation plans	—	—	3,203,408	—	140	—	—	140
Share based compensation	—	—	—	—	9,756	—	—	9,756
Comprehensive loss	—	—	—	—	—	(131,072)	(4,850)	(135,922)

Balance as of December 31, 2022	—	—	141,880,227	—	370,412	(232,134)	(4,850)	133,428

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Consolidated Statements of Cash Flows

(in USD thousands, except share and per share data)

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
Cash flows from operating activities
Net loss	(131,072)	(30,934)	(20,041)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,749	532	147
Share based compensation	9,756	3,607	1,440
Revaluation of warrants	(1,769)	(5,259)	3,271
Impairment of Goodwill	49,686	—	—
Impairment of intangible assets	22,355	—	—
Contingent consideration income	(8,954)	—	—
Deferred tax expense (benefit)	(31)	(11)	3
Foreign currency translation loss	1,321	—	—
Investments interest receivables, amortization, and accretion	(1,490)	—	—
Other	—	—	134
Changes in operating assets and liabilities:
Trade receivables, net	639	(629)	(85)
Other receivables and prepaid expenses	731	(2,059)	574
Other payables and accrued expenses	140	1,886	99
Account payables	136	(252)	63
Deferred revenue	(167)	(242)	260
Other assets and liabilities	(403)	—	—

Net cash used in operating activities	(56,373)	(33,361)	(14,135)

Cash flows from investing activities
Purchases of property and equipment	(241)	(188)	(420)
Proceeds from short-term bank deposits, net	(61,549)	12,800	(1,393)
Investment in marketable securities	(55,000)	—	—
Other long-term assets, net	—	33	(19)
Payments for business acquisitions, net of cash acquired	(11,018)	(9,965)	—

Net cash provided by (used in) investing activities	(127,808)	2,680	(1,832)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred shares and warrants, net	—	—	19,967
Issuance of ordinary shares, net	—	223,732	—
Proceeds from exercise of share options	140	44	133

Net cash provided by financing activities	140	223,776	20,100

Foreign currency effect on cash and cash equivalents and short-term restricted cash	(1,244)	—	—

Net increase (decrease) in cash and cash equivalents and short-term restricted cash	(185,285)	193,095	4,133
Cash and cash equivalents and short-term restricted cash at the beginning of the year	208,079	14,984	10,851

Cash and cash equivalents and short-term restricted cash at the end of the year	22,794	208,079	14,984

Supplemental disclosures of cash flow information
Cash paid for income taxes, net of tax refunds	243	104	69

Non-cash investing activities:
Contingent consideration	9,865	—	—

Shares issued related to the business acquisitions	10,691	33,816	—

Non-cash financing activities:
Conversion of warrants to redeemable convertible preferred shares	—	10,896	—

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 1 – General

Otonomo Technologies Ltd. (together with its subsidiaries, “Otonomo”, or the “Company”) was incorporated as an Israeli corporation in December 2015. The Company provides an automotive data service platform enabling car manufacturers, drivers, insurance carriers and service providers to be part of a connected ecosystem as well as mobility intelligence which transforms vast amounts of anonymized data and activity signals into actionable, impactful, and valuable insights.

On February 9, 2023, subsequent to the balance sheet date, the Company and Urgent.ly Inc. (“Urgently”), a provider of digital roadside and mobility assistance technology and services, entered into a definitive agreement to merge and the Company will become a wholly owned subsidiary of Urgently. Upon closing of the transaction, holders of the Company’s ordinary shares will receive common stock of Urgently. The Company’s shareholders and other equity holders will own, in the aggregate, approximately 33% of the Combined Company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement. The transaction is expected to close in the third quarter of 2023, subject to the approval of the Company’s shareholders and the satisfaction of other customary closing conditions.

Note 2 – Summary of Significant Accounting Policies

A. Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Otonomo Technologies Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

B. Recapitalization

On August 13, 2021, the Company merged with Software Acquisition Group Inc. II (“SWAG”), a special purpose acquisition company, that resulted in SWAG becoming a wholly-owned subsidiary of the Company. The transaction was accounted for as a recapitalization as pre-combination Otonomo was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805). In connection with the recapitalization, all outstanding capital stock of the pre-combination Otonomo was converted into Company Ordinary Shares, representing a recapitalization, and the net assets of SWAG were acquired at historical cost, with no goodwill or intangible assets recorded.

C. Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to purchase price allocation including contingent consideration, recoverability of goodwill and intangible assets and fair value of warrant liability.

A number of estimates have been and will continue to be affected by global events and other longer-term macroeconomic conditions, including rising inflation and increasing interest rates. As a result, the accounting

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

C. Use of Estimates (cont’d)

estimates and assumptions may change over time. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.

D. Foreign Currency

The functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification (“ASC”) Topic 830 “Foreign Currency Matters.” All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The functional currency of the Company’s United Kingdom subsidiary is the British Pound. Accordingly, the translation to U.S. dollars takes the balance sheet date exchange rates for assets and liabilities, historical rates of exchange for equity, and average exchange rates in the period for revenues and expenses. The effects of foreign currency translation adjustments are included in shareholders’ equity (deficit) as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

E. Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, restricted cash, short-term deposits, investment in marketable securities and account receivables. Most of the Company’s cash and cash equivalents and bank deposits are invested with banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash, cash equivalents and bank deposits is low.

F. Cash, Cash equivalents and restricted cash

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Restricted cash includes cash that is legally restricted as to withdrawal or usage.

G. Short-term deposits

Short-term deposits consist of bank deposits with an original maturity of greater than three months at the date of purchase. Short-term bank deposits are presented at their cost, including accrued interest.

H. Marketable securities

Marketable securities consist of commercial paper, corporate bonds, and U.S. government and agency. The Company considers all of its marketable securities as available for use in current operations, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Securities are classified as available for sale and are carried at fair, with the change in unrealized gains and losses, net of tax, reported as a separate component on the consolidated statements of comprehensive loss until realized. Realized gains and losses on sales of marketable securities,

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

H. Marketable securities (cont’d)

are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company’s securities are reviewed for impairment in accordance with ASC Topic 320. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities for the year ended 2022 were not OTTI.

I. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

J. Accounts Receivables, net

Accounts receivables are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts.

As of December 31, 2022, and 2021, unbilled accounts receivables of $193 and $215 thousands, respectively, was included in account receivables, net, on the Company’s consolidated balance sheets. The allowance of doubtful accounts was not material for the periods presented.

K. Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Maintenance and repair expenses are charged to operation as incurred. Depreciation is calculated on the straight-line method based on the

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

K. Property and Equipment (cont’d)

estimated useful lives of the assets and commences once the assets are ready for their intended use. Annual rates at depreciation are as follows:

%
Computers and software	33
Office furniture and equipment	7;15
Leasehold improvements	Shorter of remaining lease term or estimated useful life

The Company evaluates the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment is not recoverable, the carrying amount of such assets is reduced to fair value. There were no impairment charges to property and equipment during the years presented.

L. Capitalized Software Costs

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Maintenance costs are expensed as incurred. The amount of qualifying costs for capitalization incurred was immaterial for the years presented.

M. Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired and liabilities assumed in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. Key assumptions include, but are not limited to, future expected cash flows, discount rates and profit margin that management believes a market participant would use in pricing the asset or liability. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which may not be later than one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The fair value of the consideration transferred may include a combination of cash, equity securities and earn out payments. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

The Company records obligations in connection with its business combinations at fair value on the acquisition date. Each reporting period thereafter, the Company revalues earn-out payments which are classified as contingent consideration liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive loss. Changes in the fair value of the obligations in connection with its business

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

M. Business Combinations (cont’d)

combinations mainly result from the Company’s shares price and sales and profitability targets. These fair value measurements represent Level 3 measurements, as they are based on significant inputs not observable in the market.

N. Goodwill and Intangible Assets, net

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may not be recoverable. A qualitative assessment is performed to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the carrying amount of the reporting unit, including goodwill, is compared to fair value and goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. Any excess of the carrying value of the goodwill above its fair value is recognized as an impairment loss.

Intangible assets are amortized over the period of estimated benefit and estimated useful lives ranging from two to eight years. The Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

During 2022, as a result of the decline in the quoted share price of the Company, an impairment loss was recognized for the entire goodwill and intangible assets. For information on key assumptions used in calculation of the recoverable amount, see Note 7.

O. Employee Benefit Plans

a)Section 14 of the Israeli Severance Pay Law

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release the Company from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets.

b)401(k) Savings Plan

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of the annual compensation on a pre-tax basis. Company contributions to the plan may be made as the discretion of the Board of Directors

P. Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, “Leases (Topic 842),” which requires lessees to generally recognize on the balance sheet

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

P. Leases (cont’d)

operating and financing lease liabilities and corresponding right-of-use assets, and to recognize on the statements of operations the expenses in a manner similar to prior practice. The Company adopted Topic 842 using the modified retrospective method as of January 1, 2022 and elected the transition option that allows the Company not to restate the comparative periods in the financial statements in the year of adoption.

The Company determines if an arrangement is a lease at inception. The Company currently does not have any finance leases.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. Operating lease ROU assets include any prepaid lease payments.

Certain lease agreements in Israel include rental payments adjusted periodically for the Israeli consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and are not subsequently adjusted. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Company’s lease terms may include options to extend or terminate the lease. These options are reflected in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option. Operating lease expense is recognized on a straight-line basis over the lease term.

The adoption of the standard resulted in the recognition of right of use (“ROU”) assets and lease liabilities of approximately $1.8 million, on January 1, 2022, for the headquarters in Israel.

Q. Revenue Recognition

Revenues are recognized when control of services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The revenue comprised mainly of subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”).

In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

The Company determines revenue recognition through the following five-step framework:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

Q. Revenue Recognition (cont’d)

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The Company evaluates the terms and conditions included within the customer’s contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determine standalone selling price by considering the historical selling price of these performance obligations in similar transactions as the well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing, industry publications and current pricing practices.

The Company’s SaaS subscriptions revenues consist primarily of fees to provide the Company’s customers access to its cloud-based platform, which includes routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. The Company recognizes subscription revenues ratably over the contract term beginning on the commencement date of each contract, which is the date the Company makes the services available to the customers.

Subscription contracts typically have a term of up to three years and are based on fixed-fee and/or a pay per use basis. Certain pay per use contract includes minimum monthly or annual fees. For fixed-fee basis contracts, invoicing occurring in quarterly or monthly installments at the end of each period. Fixed or substantive minimum fees are recognized ratably over the term of the arrangement beginning on the date that the service is made available to the customer. For pay per use basis contracts, the Company applies the ‘as-invoiced’ practical expedient and recognizes revenue in the amount which is equivalent to the service rendered each month. Invoicing is normally done monthly at the end of each month.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net, on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. To the extent the Company bill customers in advance of the billing period commencement date, the trade receivable and corresponding deferred revenue amounts are netted to zero on the Company’s consolidated balance sheets, unless such amounts have been paid as of the balance sheet date. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

Q. Revenue Recognition (cont’d)

Contract Balances

Of the $216 thousand of deferred revenue recorded as of December 31, 2022, the Company expects to recognize 100% as revenue during the year ended December 31, 2023.

Cost to Obtain a Contract

The Company capitalizes certain sales commissions as costs of obtaining a contract when they are incremental and if they are expected to be recovered. These costs are subsequently amortized consistently with the pattern of revenue recognition from contracts for which the commissions relate, over an estimated period of benefit. Deferred commission costs capitalized are periodically reviewed for impairment. There were no impairment losses recorded during the periods presented. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these costs as incurred. Amortization expense of these costs are included in selling and marketing expenses.

As of December 31, 2022, the amount of deferred commissions was $273 and is included in other receivables and prepaid expenses and other long-term assets on the consolidated balance sheets. As of December 31, 2021, incremental costs of obtaining a contract that are eligible to capitalization, were immaterial.

R. Cost of Services

Cost of services consists primarily of expenses related to purchasing of data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries and benefits.

S. Cloud infrastructure

Third-party cloud infrastructure expenses incurred in connection with the Company’s customers’ use of the Company’s platform and the maintenance of the Company’s platform on public clouds, such as cloud computing or other hosting and data storage including different regional deployments. In addition, cloud infrastructure also includes the third-party cloud infrastructure expenses incurred with internal research and development use.

T. Research and Development

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred.

U. Share Based Compensation

Share based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense on a straight-line basis over the requisite service period for share options and restricted share units (“RSUs”). The Company measures compensation expense for options based on estimated fair values on the date of grant using the Black-Scholes option pricing model. This option pricing model requires estimates as to the option’s expected term and the price volatility of the underlying stock. The fair value of each RSU award is based on the fair value of the underlying ordinary shares on the grant date.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

U. Share Based Compensation (cont’d)

The Company records forfeitures for share-based awards and RSUs as they occur. If an employee forfeits an award because he fails to complete the requisite service period, the Company will reverse the compensation cost previously recognized in the period the award is forfeited.

V. Income Taxes

The Company is subject to income taxes in Israel, the U.S., and other foreign jurisdictions. These foreign jurisdictions may have different statutory tax rates than in Israel. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The Company recognizes income tax benefits from tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination. The tax benefits recognized are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement.

W. Net Loss Per Share

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred shares to be participating securities as the holders of the redeemable convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all redeemable convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

X. Recently Adopted Accounting Pronouncements

As an “Emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 – Summary of Significant Accounting Policies (cont’d)

X. Recently Adopted Accounting Pronouncements (cont’d)

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The Company adopted this guidance and the related amendments on January 1, 2022. See Notes 2P and 8.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740). The new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The Company adopted the guidance effective January 1, 2022, with no material impact on its consolidated financial statements.

Y. Recently Issued Accounting Pronouncements

In June 2016, the FASB issued an ASU 2016-13, Topic 326, that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. The Company is in the process of evaluating the effects of this standard on it the consolidated financial statements.

Note 3 – Business Combinations

Neura acquisition

On October 4, 2021, the Company acquired 100% of the share capital of Neura Inc. (“Neura”), a privately held company in the United States, which develops an artificial Intelligence (AI) platform that transforms behavioral data into actionable insights (“MI services”).

The total purchase consideration transferred for the Neura acquisition was $46.8 million:

(a)	$13.0 million in cash.

(b)	$33.8 million in equity for the fair value of 6,658,410 shares of the Company’s ordinary shares issued.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
USD thousands
Net tangible assets and liabilities assumed (current and non-current)	(205)
Technology	10,021
Goodwill	37,000

Net assets acquired	46,816

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 – Business Combinations (cont’d)

Neura acquisition (cont’d)

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is not deductible for income tax purpose.

The identified intangible asset acquired was developed technology in the amount of $10.0 million with an estimated useful life of 6 years.

The Floow acquisition

On April 14, 2022, the Company acquired 100% of the share capital of The Floow Limited (“The Floow”), a privately held company in the United Kingdom, a SaaS provider of connected insurance technology for major carriers globally.

The total purchase consideration transferred for The Floow acquisition was $31.4 million:

(a)	$10.8 million in cash

(b)	$10.7 million in equity for the fair value of 6,363,636 shares of the Company’s ordinary shares issued.

(c)

Contingent consideration of up to $12 million in cash and up to 6,545,454 of the Company’s ordinary shares, based on performance condition, which was evaluated as of the acquisition date, at a fair value of the amount of $9.9 million.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

	Fair Value	Useful life
	USD thousand	In years
Net tangible assets and liabilities assumed (current and non-current)	(1,355)
Customer Relationships	9,454	8
Technology	7,881	5
Trademark	435	2
Goodwill	14,934

	31,349

Goodwill is primarily attributable to expected synergies arising from customer relationships, the expanded product availability to the Company’s existing and new customers, technology integration, and trademark, and the benefits from combining the activity of the acquired entity with the Company. Goodwill is not deductible for income tax purposes.

Contingent Consideration

As part of the purchase agreement of The Floow, the Company is obligated to pay additional consideration to the former shareholders of The Floow, contingent upon achievement of certain future revenue over a period of

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 – Business Combinations (cont’d)

The Floow acquisition (cont’d)

24 months following July 1, 2022, the additional consideration of up to $12.0 million in cash and up to 6,545,454 of the Company’s ordinary shares will be paid in 2 tranches every 12 months. In the event of a change of control of the Company, certain acceleration conditions may be triggered.

As of acquisition, the Company evaluated the contingent consideration liability related to the earnout provision in the amount of $9.9 thousand, which is reported in Current and Non-current contingent consideration in the accompanying consolidated balance sheets. The Company used a probability-weighted future cash flows approach to estimate the contingent consideration. The amount accrued was discounted to include the present value of the liability. Refer also to Note 5 in respect of subsequent measurement of the contingent consideration.

Pro Forma on acquisitions

The following unaudited pro forma financial information summarizes the combined results of operations for the Company, Neura and The Floow, as if the acquisitions had been completed on January 1, 2021. The unaudited pro forma financial information was as follows:

	Year Ended December 31 2022	Year Ended December 31 2021
	USD thousands	USD thousands
Revenue	8,591	10,109
Net loss	(121,462)	(40,063)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Neura and The Floow to reflect the business combination accounting effects resulting from these acquisitions, including the amortization expense from acquired intangible assets, impairment of goodwill and intangible assets, and the share-based compensation expenses for unvested share options. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of 2021.

Note 4 – Segments and Entity-Wide Disclosure

Otonomo operates its business and reports its financial results in two segments:

(a)

Connected Vehicles – connected vehicle data platform, which provides customers access to vehicle data and other value-added services (“Connected Vehicle”), complemented by Mobility Intelligence platform (“MI services”).

(b)	Insurance related Services – connected insurance technology to insurance carriers, comprised of The Floow acquired activity.

The chief operating decision maker (“CODM”) reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 4 – Segments and Entity-Wide Disclosure (cont’d)

In 2021, prior to the The Floow acquisition, Otonomo operated in one operating and reportable segment, the Connected Vehicles segment, therefore corresponding information for earlier periods is not applicable.

Otonomo’s CODM does not regularly review asset information by reportable segment and, therefore, Otonomo does not report asset information by reportable segment.

Segment loss is comprised of operating loss and does not include amortization, depreciation and certain other items.

A. Segment information

	Year ended December 31 2022
	Connected Vehicles	Insurance related Services	Total
	USD thousands	USD thousands	USD thousands
Revenues	3,078	3,914	6,992
Segment loss	(51,326)	(6,463)	(57,789)

Amounts not allocated to segments:
Depreciation and amortization			(2,749)
Contingent consideration income			8,954
Impairment of goodwill			(49,686)
Impairment of intangible assets			(22,355)
Share-based compensation			(9,756)

Operating loss			(133,381)
Financial income, net			2,455

Loss before income taxes			(130,926)

B. Revenue by geographical region of the Company’s customers

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	USD thousands	USD thousands	USD thousands
Americas	3,283	176	43
APAC	188	329	164
EMEA	3,521	1,218	187

Total revenues	6,992	1,723	394

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 4 – Segments and Entity-Wide Disclosure (cont’d)

C. Property and equipment, net, and operating lease right-of-use assets, by geographic region

	December 31 2022	December 31 2021
	USD thousands	USD thousands
United States	30	9
Israel	1,878	716
Europe	1,175	—

Total operating lease right-of-use assets, property and equipment, net	3,083	725

D. Number of customers accounted for over 10% of the revenues

For the year ended December 31, 2022, the Company had two customers that accounted for 12% and 16% respectively, of its revenues. For the year ended December 31, 2021, the Company had three customers that accounted for 13%, 14% and 28%, respectively, of its revenues.

For the year ended December 31, 2020, the Company had two customers that accounted for 12% and 30%, respectively, of its revenues.

Note 5 – Fair Value Measurement

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments, and classified in the tables below in one of the three categories described in note 2.I.:

	December 31, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	USD thousands
Money Market funds (1)	447	—	—	—	—	—
U.S. Treasury securities (1)	4,197	—	—	—	—	—
Corporate bonds (1)	—	32,516	—	—	—	—
Commercial papers (1)	—	7,030	—	—	—	—
U.S. government agency securities (1)	—	9,399	—	—	—	—
Foreign bonds (1)	—	1,700	—	—	—	—
Contingent consideration (2)	—	—	(911)	—	—	—
Warrants for ordinary shares (3)	—	—	(155)	—	—	(1,924)

	4,644	50,645	(1,066)	—	—	(1,924)

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 – Fair Value Measurement (cont’d)

(1)	The following tables summarize the composition of marketable securities as of December 31, 2022:

	December 31, 2022
	Amortized Cost	Unrealized Gain/Losses	Fair Value
	USD thousands
Money market funds	447	—	447
Available-for-sale debt securities
Corporate bonds	32,562	(46)	32,516
Commercial papers	7,030	—	7,030
U.S. government agency securities	9,411	(12)	9,399
U.S. Treasury securities	4,198	(1)	4,197
Foreign bonds	1,700	—	1,700

Total	54,901	(59)	54,842

	55,348	(59)	55,289

Accrued interest in an amount of $298 thousands is included in marketable securities on the consolidated balance sheets as of December 31, 2022.

The following table summarizes the fair value and amortized cost of the available-for-sale debt securities by contractual maturity as of December 31, 2022:

	December 31, 2022
	Amortized Cost	Fair Value
	USD thousands
Due within one year	44,596	44,556
Due after one year through two years	10,305	10,286

Total	54,901	54,842

(2)	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy.

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

USD thousands
Fair value as of January 1, 2022	—
Current year acquisitions, see note 3	9,865
Change in fair value	(8,954)

Fair value as of December 31, 2022	911

As of December 31, 2022, the Company evaluated the contingent consideration based on updated revenue growth assumptions, including the decline in the Company’s ordinary shares fair value, resulting with a decrease in the liability for contingent consideration of $8,954 thousands during 2022.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 – Fair Value Measurement (cont’d)

(3)

In connection with the Recapitalization, on August 13, 2021, the Company issued 5,200,000 private warrants. the warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. See note 11.

Other financial instruments consist mainly of cash and cash equivalents, deposits, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values.

Note 6 – Property and Equipment, net

Property and equipment consist of the following:

	December 31 2022	December 31 2021
	USD thousands	USD thousands
Computer and software	839	498
Office furniture and equipment	513	376
Leasehold improvements	426	359

	1,778	1,233
Less - accumulated depreciation	(735)	(508)

Property and equipment, net	1,043	725

Depreciation expenses were $259 thousand, $132 thousand and $147 thousand for the years ended December 31, 2022, 2021, and 2020 respectively.

Note 7 – Goodwill and Intangible Assets, net

During the year ended December 31, 2022, the Company’s quoted share price declined significantly, the decrease in the Company’s market capitalization and lower than expected growth rate in each of the two reporting units were considered by management as indicators of potential impairment which required an impairment analysis. The analysis included revised revenue growth assumptions, operating profit margins and a revised cash flow projection, together with a reconciliation of the fair value of each of the reporting units to the Company’s market capitalization as of the day of the analysis. As a result, the Company recorded in 2022 goodwill impairment charges of $49.7 million, and intangibles impairment charges of $22.4 million, writing-off of the entire goodwill and the entire net intangibles assets as of the date of the analysis.

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2022, and 2021 were as follows:

	2022	2021
	USD thousands	USD thousands
Balance on January 1,	37,000	—
Goodwill acquired	14,934	37,000
Currency translation adjustments	(2,248)	—
Impairment	(49,686)	—

Balance on December 31,	—	37,000

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 7 – Goodwill and Intangible Assets, net (cont’d)

Changes in the carrying amount of the Company’s other intangible assets, net for the years ended December 31, 2022, and 2021 were as follows:

	2022	2021
	USD thousands	USD thousands
Balance on January 1,	9,621	—
Assets acquired:
Technology	7,881	10,021
Customer Relationships	9,454	—
Trademark	435	—
Amortization	(2,490)	(400)
Currency translation adjustments	(2,546)	—
Impairment	(22,355)	—

Balance on December 31,	—	9,621

Note 8 – Operating Lease

The Company leases its headquarters in Israel. The lease agreement expired in December 2022, and contains a renewal option of 2 years, which was reasonably certain to be exercised and therefore are factored into our determination of lease payments. In Addition, the Company acquired operating lease right-of-use assets and liabilities in Sheffield, UK, through the recent business combination of The Floow, which their lease agreements will expire in September 2027 and December 2029.

The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease cost for the twelve months ended December 31, 2022 were as follows:

December 31 2022
USD thousand
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	1,000

1,000

Cash flow and other information related to operating leases were as follows:

December 31 2022
USD thousand
Cash paid for amounts included in the measurement of lease liabilities	904
Right-of-use assets obtained in exchange for new operating lease liabilities	2,040

December 31 2022
Weighted-average remaining lease term of operating leases	3.71 years
Weighted average discount rate of operating leases	3.10%

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 8 – Operating Lease (cont’d)

Maturities of operating lease liabilities were as follows:

USD thousand
2023	742
2024	742
2025	183
2026	183
Thereafter	259

Total undiscounted minimum lease payments	2,109
Less: Imputed interest	(155)

1,954

Note 9 – Other Payables and Accrued Expenses

	December 31 2022	December 31 2021
	USD thousands	USD thousands
Employees and related institutions	6,363	4,973
Vacation and convalescence	1,127	1,246
Accrued expenses and other	3,070	1,819
Government institutions	398	367

	10,958	8,405

Note 10 – Commitments and Contingencies

The Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

Note 11 – Equity

A. Recapitalization and Subscription Agreements

On August 13, 2021 (the “Closing Date”), the Company merged with SWAG. On the Closing Date, the following transactions occurred pursuant to the terms of the Merger, Subscription and Share Purchase agreements:

1)

Merger Sub merged with and into SWAG, with SWAG surviving the merger. As a result of the Merger, and simultaneously with the other transactions mentioned above, SWAG became a wholly owned subsidiary of the Company, with the securityholders of SWAG becoming securityholders of the Company.

2)	Each outstanding Preferred Share of the Company was converted into one Ordinary Share.

3)

After giving effect to the redemption of approximately $59,863 thousand of SWAG’s Class A Stock, the remaining securityholders of SWAG were issued an aggregate of 15,576,479 of the Company’s ordinary shares for gross proceeds of $112,646 thousand.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 – Equity (cont’d)

A. Recapitalization and Subscription Agreements (cont’d)

4)	In accordance with the terms of the Subscription Agreements, the PIPE Investors were issued an aggregate of 14,250,000 the Company’s ordinary shares for gross proceeds of $142,500 thousand.

5)

In accordance with the terms of the Share Purchase Agreement, the Secondary PIPE Investors purchased 3,000,000 of the Company’s ordinary shares from the Secondary Selling Shareholders at a purchase price of $10.00 per share, for an aggregate purchase price of $30,000 thousand.

6)

The Company effected a share split of each ordinary share into such number of ordinary shares, such that each ordinary share has a value of $10.00 per share after giving effect to such share split. As of the Closing Date, the share split calculated ratio was 1:4.6937. As a result, all ordinary share, redeemable convertible preferred shares, options for ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods.

In addition, upon the closing of the Recapitalization, 8,625,000 public warrants and 5,200,000 private warrants, that were both issued by SWAG prior to the Transaction, were outstanding to purchase Company Ordinary Shares.

Each warrant entitles the holder to purchase one Company Ordinary Share at a price of $11.50 per share, subject to adjustments. The warrants are exercisable at any time commencing 30 days after the completion of the Recapitalization and expire five years after the Closing Date or earlier upon redemption or liquidation. The Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant at any time after they become exercisable, provided that the last sale price of the Company Ordinary Shares equals or exceeds $18 per share, subject to adjustments, for any 20-trading days within a 30-trading day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders. The private warrants have similar terms as the public warrants, except that the private warrants may be exercised on a cashless basis at the holder’s option and the private warrants will not be redeemed by the Company as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they have the same rights as the public warrants. The public warrants were classified as a component of permanent equity and the private warrants were classified as a liability measured at fair value pursuant to ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging”.

B. Ordinary shares

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding.

C. Redeemable Convertible Preferred Seed, A, B, C and C-1 Shares

Upon the consummation of the recapitalization transaction, all redeemable convertible preferred shares outstanding, totaling 64,105,866 shares, were automatically converted into an equivalent number of ordinary shares on a one-to-one basis and their carrying value of $88,598 thousand was reclassified into shareholders’ equity.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 – Equity (cont’d)

D. Warrants for redeemable convertible preferred shares

On February 16, 2020, the Company signed an investment agreement for a total consideration of $20,000 thousand, issuing a total of 4,717,813 redeemable convertible preferred C shares together with 1,179,456 warrants (“Warrants”). Each warrant was exercisable to one redeemable convertible preferred C Share with an exercise price of $0.0001 per warrant. On June 15, 2021, the warrants were converted to 1,179,456 redeemable convertible preferred C shares.

As the deemed liquidation preference provisions of the Redeemable Convertible Preferred C Shares were considered contingent redemption provisions that are not solely within the Company’s control, the Warrants had been presented as a liability, with a mark-to-market adjustment related to value of the Warrants being charged to the consolidated statements of operations as part of the financial income (expenses), net, every period. For the years ended December 31, 2021 and 2020, the Company recorded a financial expense of $3,165 thousand and $3,271 thousand relating to the warrant’s fair value increased in the periods, respectively.

The exercise price of each Warrant was $0.0001 and therefore, the fair value of each Warrant is approximately equaled to the fair value of the underlined Redeemable Convertible Preferred C Share.

E. Warrants for ordinary shares

In connection with the Recapitalization, on August 13, 2021, the Company issued warrants to purchase an aggregate of up to 13,825,000 Company Ordinary Shares, of which 5,200,000 are private warrants. The private warrants include provisions for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. Because the holder of the warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such a provision precludes the warrants from being indexed to the Company’s share, and thus the warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. The Company measures the fair value of the private warrants using the Black and Scholes option pricing model. The fair value of the private warrants is considered a Level 3 fair value pursuant to ASC 820 “Fair Value” since valuation technique includes unobservable inputs.

The Black-Scholes assumptions used to value the private warrants are as follows:

	December 31 2022	December 31 2021
Volatility	89.1%	41.0%
Risk-free interest rate	4.1%	1.2%
Expected dividends	0.0%	0.0%
Expected life (in years)	3.62	4.6

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 – Equity (cont’d)

E. Warrants for ordinary shares (cont’d)

For the year ended December 31, 2022, and 2021, the Company recognized a financial income of $1,769 thousand and $8,424 thousand, respectively, to the consolidated statements of operations as part of the financial income (expenses), net, relating to the warrant’s fair value decreased in the period.

	December 31 2022	December 31 2021
Value of warrant per share	$0.03	$0.37
Number of ordinary shares issuable upon exercise of warrants	5,200,000	5,200,000
Fair value of warrant liability (in USD thousand)	$155	$1,924

F. Share Based Compensation

In February 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) for employees and consultants. Under the 2016 Plan, the Board of Directors (the “Board”) has the authority to grant share options to employees and consultants of the Company under varying Israel tax regimes or any other tax ruling provided by the tax authorities to the Company, as well as with respect to non-Israeli residents pursuant to the applicable law in their respective country of residence. Each option entitles the holder to purchase one ordinary share with no par value. On December 25, 2016, the Company adopted the 2016 U.S. Sub Plan, designated for U.S. persons.

In April 2021, the Company adopted the 2021 Share Incentive Plan (the “2021 Plan”). Following the effectiveness of the 2021 Plan, the Company will no longer grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan. The 2021 Plan provides for the grant of share options and restricted share units.

The awards have varying terms, but generally vest over four years. Share options expire 10 years after the date of grant. The Company issues new ordinary shares upon exercise of share options.

Share Options

A summary of the stock option activity for the year ended December 31, 2022, is as follows:

	Number of Options	Weighted average exercise price
Outstanding - January 1, 2021	9,166,946
Granted	754,988	$0.40
Forfeited	(97,123)	$0.62
Exercised	(233,507)	$0.18

Outstanding - December 31, 2021	9,591,304	$0.65
Forfeited	(638,932)	$1.11
Exercised	(916,310)	$0.15

Outstanding - December 31, 2022	8,036,062	$0.67

Exercisable at end of period	7,303,499	$0.26

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 – Equity (cont’d)

Share Options (cont’d)

The following table summarizes information about stock options outstanding at December 31, 2022:

	Options outstanding		Option exercisable
Exercise price	Number outstanding at December 31, 2022	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2022
$ 9.23	434,484	8.62	86,465
$ 1.11	199,138	7.07	152,183
$ 0.93	2,835	7.36	1,770
$ 0.64	882,757	7.54	555,280
$ 0.62	225,857	6.11	216,810
$ 0.47	47,937	5.09	47,937
$ 0.14	1,001,729	4.01	1,001,729
$ 0.07	502,342	5.04	502,342
$ 0.06	4,738,983	3.64	4,738,983

	8,036,062		7,303,499

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions. No options were granted during 2022.

The Black-Scholes assumptions used to value the employee options at the grant dates during 2021 and 2020 were as follows:

	Year ended December 31 2021	Year ended December 31 2020
Volatility	40.6%-45.6%	38.3%-41.1%
Risk-free interest rate	0.6%-1.4%	0.4%-1.6%
Expected dividends	0.0%	0.0%
Expected life (in years)	5.8-6.1	5.5-6.1

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 – Equity (cont’d)

Restricted Share Units (“RSU”)

A summary of RSU activity and related information under the Company’s equity incentive plan and the RSU award is as follows:

	Number of RSUs	Weighted Average grant date fair value
Balance at January 1, 2021	—
Granted	4,031,528	$5.21
Vested	(98,406)	$7.67
Forfeited	(94,257)	$5.60

Balance at December 31, 2021	3,838,865	$5.14
Granted	10,662,754	$1.12
Vested	(2,188,669)	$3.42
Forfeited	(1,747,698)	$3.91

Balance at December 31, 2022	10,565,252	$1.65

Share-Based Compensation Expenses

The share-based compensation expenses by line item in the accompanying Consolidated Statements of Operations is summarized as follows:

	Year Ended December 31 2022	Year Ended December 31 2021	Year Ended December 31 2020
	USD thousands	USD thousands	USD thousands
Cost of Service	73	—	—
Research and development	2,105	1,103	771
Sales and marketing	3,025	737	406
General and administrative	4,553	1,767	263

	9,756	3,607	1,440

The total unrecognized share-based compensation cost as of December 31, 2022, was $20.2 million, which will be recognized over a weighted-average period of 1.45 years. Subsequent to the balance sheet date, a significant portion of the share-based awards and RSUs were forfeited as result of the employment termination of employees. The Company accounts for forfeitures when the employee leaves the Company.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 – Equity (cont’d)

G. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes, for the year ended December 31, 2022:

	Unrealized losses on available- for-sale marketable securities, net	Foreign currency translation adjustments	Total
	USD thousands
Balance as of January 1, 2022	—	—	—
Other comprehensive loss before reclassifications	59	4,791	4,850
Amounts reclassified from accumulated other comprehensive loss	—	—	—

Other comprehensive loss, net of tax	59	4,791	4,850

Balance as of December 31, 2022	59	4,791	4,850

During the years ended and as of December 31, 2021 and 2020, the Company did not have accumulated other comprehensive loss.

Note 12 – Income Taxes

A. Income tax rate

•	The corporate tax rate in Israel relevant to the Company is 23%.

•	The corporate tax rate in the UK relevant to the Company’s subsidiary is 19%.

•	The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 – Income Taxes (cont’d)

B. Deferred taxes

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31 2022	December 31 2021
	USD thousands	USD thousands
Deferred tax assets:
Operating loss and tax credit carryforwards	51,675	30,882
Capitalized research and development expenses	2,098	2,061
Share based compensation	2,070	1,125
Accrued expenses and other items	244	596

Deferred tax assets	56,087	34,664
Valuation allowance	(55,929)	(32,408)

Deferred tax assets, net of valuation allowance	158	2,256

Deferred tax liabilities:
Intangible assets	—	(2,198)
Other items	(69)	—

Deferred tax liabilities	(69)	(2,198)

Net deferred taxes	89	58

The Company’s deferred tax assets and liabilities are included within other long-term assets and other non-current liabilities, respectively, on the consolidated balance sheets.

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been recognized.

C. Income tax expense

The components of the loss before income tax expense were as follows:

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	USD thousands	USD thousands	USD thousands
Israel	(35,706)	(27,301)	(20,004)
Foreign	(95,220)	(3,411)	39

Total	(130,926)	(30,712)	(19,965)

Income tax expense was as follows:
Current:
Israel	133	87	—
Foreign	44	146	73

Total current tax expense	177	233	73

Deferred:
Foreign	(31)	(11)	3

Total deferred tax expense (benefit)	(31)	(11)	3

Total income tax expense	146	222	76

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 – Income Taxes (cont’d)

D. Reconciliation

A reconciliation of the amount of income tax benefit that would result from applying the Israeli statutory income tax rate to reported income tax expense is as follows:

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	USD thousands	USD thousands	USD thousands
Loss before income tax expense as reported in the consolidated statements of operations	(130,926)	(30,712)	(19,965)
Statutory income tax rate	23%	23%	23%

Theoretical income tax benefit	(30,113)	(7,063)	(4,592)
Foreign tax rate differentials	2,599	69	1
Non-deductible share-based compensation	1,939	837	288
Revaluation of warrants	(407)	(1,210)	752
Goodwill impairment	10,176	—	—
Contingent consideration income	(2,059)	—	—
Currency transactions gain	—	(1,069)	(1,602)
Change in valuation allowance	18,066	8,688	5,256
Other differences, net	(55)	(30)	(27)

Reported income tax expense	146	222	76

E. Operating loss carryforwards

As of December 31, 2022, the Company has net operating loss carryforwards in Israel of approximately $156 million that carry forward indefinitely.

As of December 31, 2022, the Company’s subsidiaries have net operating loss carryforwards in the US of approximately $54.5 million and in the UK of approximately $22.5 million.

If not utilized, approximately $14 million of federal and state net operating loss carryforwards in the US will expire between the years ended 2033 and 2037. The U.S. subsidiaries’s utilization of federal net operating losses is subject to an annual limitation due to a “change in ownership,” as defined in Section 382 of the Code. The annual limitation may result in the expiration of net operating losses before utilization.

F. Accounting for uncertainty in income taxes

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2022 and 2021, the Company has not recorded any material uncertain tax position liability.

G. Income tax assessments

The Company has final tax assessments for all years up to and including the tax year ended December 31, 2017.

Otonomo Technologies Ltd.

Notes to the Consolidated Financial Statements as of December 31, 2022

Note 13 – Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	In USD thousands, except share data
Numerator:
Net loss	(131,072)	(30,934)	(20,041)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	138,362,785	69,222,905	30,674,263

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.95)	(0.45)	(0.65)

Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. All of the Company’s outstanding stock options and RSUs, as well as the warrants and convertible redeemable preferred shares were excluded in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Note 14 – Subsequent Events

A. Merger agreement

See note 1 regarding the agreement signed on February 9, 2023, between the Company and Urgently.

B. Notification of Noncompliance

Effective as of January 9, 2023, the Company moved the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market and requested from Nasdaq an additional 180-day compliance period to meet the minimum bid price. On February 21, 2023, Nasdaq notified the Company that it had determined Otonomo was eligible for an additional 180-calendar day period, or until August 21, 2023, to regain compliance from the Listing Qualifications Department of Nasdaq, especially the minimum bid price requirement under the Nasdaq Listing Rules.

Otonomo Technologies Ltd.

Index to Interim Condensed Consolidated Financial Statements as at March 31, 2023 (Unaudited)

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Balance Sheets

(in USD thousands, except share and per share data)

	March 31 2023	December 31 2022
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	23,102	22,448
Short-term restricted cash	302	346
Short-term deposits	50,101	62,262
Marketable securities	56,264	55,587
Trade receivables, net	970	1,271
Other receivables and prepaid expenses	1,896	3,043

Total current assets	132,635	144,957

Non-current assets
Other long-term assets	391	606
Property and equipment, net	918	1,043
Operating lease right-of-use assets, net	1,792	2,040

Total non-current assets	3,101	3,689

Total assets	135,736	148,646

Liabilities and Shareholders’ Equity
Current liabilities
Account payables	5,310	1,020
Other payables and accrued expenses	6,548	10,958
Deferred revenue	186	216
Current portion of operating lease liabilities	653	729
Current portion of contingent consideration	2,292	165

Total current liabilities	14,989	13,088

Non-Current liabilities
Warrants for ordinary shares	160	155
Operating lease liabilities, less current portion	1,005	1,225
Contingent consideration, less current portion	—	746
Other non-current liabilities	—	4

Total non-current liabilities	1,165	2,130

Total liabilities	16,154	15,218

Shareholders’ equity:
Ordinary shares, no par value; 450,000,000 shares authorized as of March 31, 2023 and December 31, 2022; 143,588,652 and 141,880,227 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively;	—	—
Additional paid-in capital	372,515	370,412
Accumulated other comprehensive loss	(5,024)	(4,850)
Accumulated deficit	(247,909)	(232,134)

Total shareholders’ equity	119,582	133,428

Total liabilities and Shareholders’ Equity	135,736	148,646

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD thousands, except share and per share data)

	Three-month period ended March 31 2023	Three-month period ended March 31 2022
Revenues	1,839	1,031

Costs and operating expenses:
Cost of services	1,204	380
Cloud infrastructure	754	1,158
Research and development	3,550	4,727
Sales and marketing	4,642	4,410
General and administrative	7,344	5,022
Depreciation and amortization	87	455
Contingent consideration expense	1,381	—

Total costs and operating expenses	18,962	16,152

Operating loss	(17,123)	(15,121)
Financial income, net	1,374	1,027

Loss before income tax expense	(15,749)	(14,094)
Income tax expense	(26)	(8)

Net loss for the period	(15,775)	(14,102)

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.11)	(0.11)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted *	142,425,683	132,756,680

Other comprehensive loss, net of taxes:
Foreign currency translation adjustments	(220)	—
Unrealized gains on available-for-sale marketable securities, net	46	—

Total comprehensive loss for the period	(15,949)	(14,102)

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in USD thousands, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total equity
	Number of Shares	USD thousands	USD thousands	USD thousands	USD thousands	USD thousands
Balance as of December 31, 2022	141,880,227	—	370,412	(232,134)	(4,850)	133,428
Issuance of shares in connection with exercise of share options	1,708,425	—	62	—	—	62
Share based compensation	—	—	2,041	—	—	2,041
Comprehensive loss	—	—	—	(15,775)	(174)	(15,949)

Balance as of March 31, 2023	143,588,652	—	372,515	(247,909)	(5,024)	119,582

Balance as of December 31, 2021	132,214,733		349,825	(101,062)	—	248,763
Shares issued related to the business acquisitions	98,450	—	—	—	—	—
Issuance of shares in connection with exercise of share options	844,219	—	83	—	—	83
Share based compensation	—	—	2,197	—	—	2,197
Comprehensive loss	—	—	—	(14,102)	—	(14,102)

Balance as of March 31, 2022	133,157,402	—	352,105	(115,164)	—	236,941

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(in USD thousands, except share and per share data)

	Three-month period ended March 31, 2023	Three-month period ended March 31, 2022
Cash flows from operating activities
Net loss	(15,775)	(14,102)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	87	455
Share based compensation	2,041	2,197
Revaluation of warrants	5	(884)
Contingent consideration expense	1,381	—
Foreign currency translation loss	114	(147)
Investments interest receivables, amortization, and accretion	(887)	—
Other	13	—
Changes in operating assets and liabilities:
Trade receivables, net	310	(7)
Other receivables and prepaid expenses	934	(64)
Other payables and accrued expenses	(4,439)	936
Account payables	4,285	280
Deferred revenue	(33)	(26)
Other assets and liabilities	165	(84)

Net cash used in operating activities	(11,799)	(11,446)

Cash flows from investing activities
Proceeds from sale of property and equipment	44	—
Purchases of property and equipment	(13)	(54)
Proceeds from short-term bank deposits, net	12,417	—

Net cash provided by (used in) investing activities	12,448	(54)

Cash flows from financing activities
Proceeds from exercise of share options	62	83

Net cash provided by financing activities	62	83

Foreign currency effect on cash and cash equivalents and short-term restricted cash	(101)	147
Net increase (decrease) in cash and cash equivalents and short-term restricted cash	610	(11,270)
Cash and cash equivalents and short-term restricted cash at the beginning of the period	22,794	208,079

Cash and cash equivalents and short-term restricted cash at the end of the period	23,404	196,809

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 1 – General

Otonomo Technologies Ltd. (together with its subsidiaries, “Otonomo”, or the “Company”) was incorporated as an Israeli corporation in December 2015. The Company provides an automotive data service platform enabling car manufacturers, drivers, insurance carriers and service providers to be part of a connected ecosystem as well as mobility intelligence which transforms vast amounts of anonymized data and activity signals into actionable, impactful, and valuable insights.

On February 9, 2023, the Company and Urgent.ly Inc. (“Urgently”), a provider of digital roadside and mobility assistance technology and services, entered into a definitive agreement to merge pursuant to which the Company will become a wholly owned subsidiary of Urgently. Upon closing of the transaction, holders of the Company’s ordinary shares will receive common stock of Urgently. The Company’s shareholders and other equity holders will own, in the aggregate, approximately 33% of the combined company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement. The transaction is expected to close in the third quarter of 2023, subject to the approval of the Company’s shareholders and the satisfaction of other customary closing conditions.

During March 2023, the Company started the process of sunsetting part of its connected vehicle data services (“CVD services”), which include services relating to aggregate multi-layered data, standardized data and data blurred to remove identifiers. The sunsetting of CVD services resulted in a further workforce reduction. The process is expected to be finalized in the second quarter of 2023. The Company concluded that the services were not considered as a component according to ASC 205 and therefore were not considered as a discontinued operation.

Note 2 – Summary of Significant Accounting Policies

A.	Basis of Preparation

The accompanying interim unaudited condensed consolidated financial statements included herein have been prepared by the Company in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements due to the permitted exclusion of certain disclosures for interim reporting. In management’s opinion, the interim financial data presented includes all adjustments necessary for a fair presentation. All intercompany accounts and transactions have been eliminated. Operating results for the three months ended March 31, 2023, are not necessarily indicative of the results that may be expected for any future period or for the year ending December 31, 2023.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2022.

B.	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (cont’d)

As applicable to these consolidated financial statements, the most significant estimate relates to the fair value of contingent consideration.

A number of estimates have been and will continue to be affected by global events and other longer-term macroeconomic conditions, including rising inflation and increasing interest rates. As a result, the accounting estimates and assumptions may change over time. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.

C.	Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report for the year ended December 31, 2022.

D.	Foreign currencies

The functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification (“ASC”) Topic 830 “Foreign Currency Matters.” All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The functional currency of the Company’s United Kingdom subsidiary is the British Pound. Accordingly, the translation to U.S. dollars takes the balance sheet date exchange rates for assets and liabilities, historical rates of exchange for equity, and average exchange rates in the period for revenues and expenses. The effects of foreign currency translation adjustments are included in shareholders’ equity (deficit) as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Note 3 – Segments

Otonomo operates its business and reports its financial results in two segments:

(a)

Connected Vehicles – connected vehicle data platform, which provides customers access to vehicle data and other value-added services (“Connected Vehicle”), complemented by Mobility Intelligence platform (“MI services”).

(b)	Insurance related Services – connected insurance technology to insurance carriers, comprised of The Floow acquired activity.

The chief operating decision maker (“CODM”) reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.

In Q1 2022, prior to the The Floow acquisition, Otonomo operated in one operating and reportable segment, the Connected Vehicles segment, therefore corresponding information for earlier periods is not applicable.

Otonomo’s CODM does not regularly review asset information by reportable segment and, therefore, Otonomo does not report asset information by reportable segment.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 3 – Segments (cont’d)

Segment loss is comprised of operating loss and does not include amortization, depreciation and certain other items.

A.	Segment information

	Three-month period ended March 31, 2023
	Connected Vehicles	Insurance related Services	Total
	USD thousands	USD thousands	USD thousands
Revenues	282	1,557	1,839
Segment loss	(11,756)	(1,858)	(13,614)

Amounts not allocated to segments:
Depreciation and amortization			(87)
Contingent consideration expense			(1,381)
Share-based compensation			(2,041)

Operating loss			(17,123)
Financial income, net			1,374

Loss before income tax expense			(15,749)

B.	Revenue by geographical region of the Company’s customers

	Three-month period ended March 31, 2023	Three-month period ended March 31, 2022
	USD thousands	USD thousands
Americas	830	344
APAC	27	11
EMEA	982	676

Total revenues	1,839	1,031

C.	Property and equipment, net, and operating lease right-of-use assets, by geographic region

	March 31, 2023	December 31, 2022
	USD thousands	USD thousands
United States	18	30
Israel	1,566	1,878
Europe	1,126	1,175

Total operating lease right-of-use assets, property and equipment, net	2,710	3,083

D.	Number of customers accounted for over 10% of the revenues

For the three-month period ended March 31, 2023, the Company had two customers that accounted for 17% and 23% respectively, of its revenues. For the three-month period ended March 31, 2022, the Company had two customers that accounted for 18% and 49% respectively, of its revenues.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 4 – Fair Value Measurement

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	March 31, 2023			December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	USD thousands
Money Market funds(1)	795	—	—	447	—	—
U.S. Treasury securities(1)	3,239	—	—	4,197	—	—
Corporate bonds(1)	—	24,809	—	—	32,516	—
Commercial papers(1)	—	11,403	—	—	7,030	—
U.S. government agency securities(1)	—	15,716	—	—	9,399	—
Foreign bonds(1)	—	—	—	—	1,700	—
Contingent consideration(2)	—	—	(2,292)	—	—	(911)
Warrants for ordinary shares(3)	—	—	(160)	—	—	(155)

	4,034	51,928	(2,452)	4,644	50,645	(1,066)

(1)	The following table summarizes the composition of marketable securities as of March 31, 2023:

	March 31, 2023
	Amortized Cost	Unrealized Gain/Losses	Fair Value
	USD thousands
Money market funds	795	—	795
Available-for-sale debt securities
Corporate bonds	24,828	(19)	24,809
Commercial papers	11,403	—	11,403
U.S. government agency securities	15,708	8	15,716
U.S. Treasury securities	3,241	(2)	3,239

Total	55,180	(13)	55,167

	55,975	(13)	55,962

Accrued interest in an amount of $302 thousand is included in marketable securities on the consolidated balance sheets as of March 31, 2023.

The following table summarizes the fair value and amortized cost of the available-for-sale debt securities by contractual maturity as of March 31, 2023:

	March 31, 2023
	Amortized Cost	Fair Value
	USD thousands
Due within one year	41,116	41,088
Due after one year through two years	14,064	14,079

Total	55,180	55,167

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 4 – Fair Value Measurement (cont’d)

(2)	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a level 3 measurement within the fair value hierarchy.

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

USD thousands
Fair value as of January 1, 2023	911
Change in fair value	1,381

Fair value as of March 31, 2023	2,292

As of March 31, 2023, the Company evaluated the contingent consideration based on updated revenue growth assumptions, the Company’s ordinary shares fair value, and the probability of the merger with Urgently Inc., resulting with an increase in the liability for contingent consideration of $1,381 thousands during the three-month period ended March 31, 2023.

(3)

In connection with the recapitalization, on August 13, 2021, the Company issued 5,200,000 private warrants. the warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. Refer to note 6.

Other financial instruments consist mainly of cash and cash equivalents, deposits, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values.

Note 5 – Share-Based Compensation

Share Options

A summary of the stock option activity is as follows:

	Number of Options	Weighted Average exercise price
Outstanding – Balance at January 1, 2023	8,036,062	$0.67
Forfeited	(239,818)	$0.64
Exercised	(973,846)	$0.06

Outstanding – Balance at March 31, 2023	6,822,398	$0.76

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 5 – Share-Based Compensation (cont’d)

Restricted Share Units (“RSU”)

A summary of RSU activity and related information under the Company’s equity incentive plan and the RSU award is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested Balance at January 1, 2023	10,565,252	$1.65
Granted*	136,363	$0.44
Vested	(1,286,125)	$2.53
Forfeited	(4,717,793)	$1.58

Unvested Balance at March 31, 2023	4,697,697	$1.44

*	The RSU awards generally vest over four years, with no exercise price.

The share-based compensation expenses by line item in the accompanying condensed consolidated statements of comprehensive loss is summarized as follows:

	Three-months period ended March 31 2023	Three-months period ended March 31 2022
	USD thousand	USD thousand
Cost of services	14	—
Research and development	314	519
Sales and marketing	825	665
General and administrative	888	1,013

	2,041	2,197

Note 6 – Warrants for Ordinary Shares

The Fair value of the Warrants:

	March 31 2023	December 31 2022
Value of warrant per share	$0.03	$0.03
Number of ordinary shares issuable upon exercise of warrants	5,200,000	5,200,000
Fair value of warrant liability (in USD thousand)	$160	$155

For the period ended March 31, 2023, the Company recorded a financial expense of $5 thousand to the condensed consolidated statements of comprehensive loss as part of the financial income, net, relating to the warrant’s fair value increased in the period.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 6 – Warrants for Ordinary Shares (cont’d)

The Black-Scholes assumptions used to value the private warrants are as follows:

	March 31 2023	December 31 2022
Volatility	87.9%	89.1%
Risk-free interest rate	3.69%	4.1%
Expected dividends	0.0%	0.0%
Expected life (in years)	3.37	3.62

Note 7 – Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Three-months period ended March 31 2023	Three-months period ended March 31 2022
	In USD thousands, except share data
Numerator:
Net loss	(15,775)	(14,102)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	142,425,683	132,756,680

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.11)	(0.11)

Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. All of the Company’s outstanding stock options and RSUs, as well as the warrants were excluded in the calculation of diluted net loss per share as the effect would be anti-dilutive.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

URGENT.LY INC.,

U.O ODYSSEY MERGER SUB LTD.

AND

OTONOMO TECHNOLOGIES LTD.

DATED AS OF FEBRUARY 9, 2023

INDEX OF DEFINED TERMS

SECTION
102 Awards	8.16(a)
102 Otonomo Shares	8.16(a)(ii)
102 Securities	8.16(a)(iii)
102 Tax Ruling	2.2(h)
102 Trustee	8.16(a)(iv)
104H Interim Ruling	2.2(i)
104H Tax Ruling	2.2(i)
2021 Note Conversions	Recitals
2021 Notes	8.16(a)(xv)
2022 Company Warrants	Recitals
2022 Note Conversions	Recitals
2022 Notes	8.16(a)(xv)
3(i) Awards	8.16(a)(v)
431 Election	2.2(b)(i)
A&R Bylaws	Recitals
A&R Charter	Recitals
Accounting Firm	5.24(g)
Action	8.16(a)(vi)
Actual Cash Burn	8.16(a)(xxxvi)(A)
Adjusted RSU Award	2.1(d)(i)
Affiliate	8.16(a)(vii)
Aggregate Valuation	8.16(a)(xxxvi)(B)
Agreement	Preamble
Agreement Date	Preamble
Anticipated Closing Date	5.24(b)
Anti-Corruption Laws	8.16(a)(viii)
Anti-Money Laundering Laws	8.16(a)(ix)
Approved Enterprise	3.8(s)
ARD	3.9(a)(i)
Assumed Company Plan	2.1(d)(iv)
Assumed Company Warrant	2.1(e)
Beneficial Enterprise	3.8(s)
Benefit Plan	8.16(a)(x)
Book-Entry Share	8.16(a)(xi)
Bridge Loans	5.28
Business Day	5.14(d), 8.16(a)(xii)
Cash Burn Excess Amount	8.16(a)(xxxvi)(C)
Cash Determination Time	8.16(a)(xxxvi)(D)
Certificate of Merger	1.2(b)
Certificates	2.2(b)(i)
Closing	1.2(a)
Closing Date	1.2(a)
COC Payments	8.16(a)(xxxvi)(S)
Code	8.16(a)(xiii)
Common Stock	2.1(a)(i)
Companies Law	1.1
Company	Preamble
Company Acquisition Proposal	5.7(a)
Company Allocation Percentage	8.16(a)(xxxvi)(E)

Company Audited Financial Statements	4.5(a)
Company Benefit Plan	8.16(a)(xiv)
Company Board	Recitals
Company Cash	8.16(a)(xxxvi)(F)
Company Convertible Notes	8.16(a)(xv)
Company Data	8.16(a)(xvi)
Company Data Partners	4.11(a)
Company Disclosure Schedules	IV
Company Equity Plan	8.16(a)(xvii)
Company ERISA Affiliate	8.16(a)(xviii)
Company Financial Statements	4.5(a)
Company Insurance Policies	4.16(a)
Company Intellectual Property	8.16(a)(xix)
Company IT Assets	8.16(a)(xx)
Company IT Contracts	8.16(a)(xxi)
Company Lease	4.7(b)
Company Leased Real Property	4.7(b)
Company Material Adverse Effect	8.16(a)(xxii)
Company Material Contracts	4.9(a)
Company Material Customers	4.23(a)
Company Material Suppliers	4.23(b)
Company Net Cash	8.16(a)(xxxvi)(G)
Company Organizational Documents	8.16(a)(xxiii)
Company Permits	4.20(a)
Company Privacy Obligations	4.10(l)
Company Products	8.16(a)(xxiv)
Company Q3 Financial Statements	4.5(a)
Company Registered Intellectual Property	4.10(a)
Company Securities	4.5(a)
Company Security Incident	4.10(m)
Company Service Provider	8.16(a)(xxv)
Company Share Number	104
Company Share Rights	4.4(d)
Company Stock Option	8.16(a)(xxvi)
Company Stockholder Consent	8.16(a)(xxvii)
Company Stockholder Litigation Matter	Section 5.8(b)
Company Subsidiaries Organizational Documents	4.2(c)
Company Subsidiary	8.16(bb)
Company Valuation	8.16(a)(xxxvi)(I)
Company Warrants	8.16(a)(xxix)
Competition Laws	5.5(a)
Confidentiality Agreement	5.3(a)
Continuing Employee	5.17(b)
Contract	8.16(a)(xxx)
Contractors	3.20(f)
COVID-19	8.16(a)(xxxi)
COVID-19 Measures	8.16(a)(xxxii)
D&O Insurance	5.9(b)
Determination Time	8.16(a)(xxxvi)(J)
Director and Officer Resignation Letter	5.28
Dispute Notice	5.24(d)
Draft Company Information	5.24(b)

Draft Otonomo Schedule	5.24(b)
Effect	8.16(a)(ci)
Effective Time	1.2(b)
Electing Holder	2.2(i)
Enforceability Exceptions	3.3(a)
Environmental Laws	8.16(a)(xxxiii)
ERISA	8.16(a)(xxxiv)
Exchange Act	8.16(a)(xxxv)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	8.16(a)(xxxvi)
Excluded Share	2.1(c)
Export Control Laws	8.16(a)(xxxvii)
Extraordinary Matters	8.16(a)(xxxvi)(S)
FCPA	8.16(a)(viii)
Final Company Information	5.24(c)
Final Otonomo Schedule	5.24(c)
Floow	2.1(d)(i)
GAAP	3.5(b)
GDPR	8.16(a)(lxxxiv)
Governmental Authority	8.16(a)(xxxviii)
Governmental Filings	3.13
Governmental Grant	8.16(a)(xxxix)
Governmental Official	8.16(a)(xl)
Governmental Order	8.16(a)(xli)
Hazardous Material	8.16(a)(xlii)
Highbridge Loan Agreement	8.16(a)(xliii)
Highbridge Loan Amendment	Recitals
IIA	8.16(a)(xliv)
Indebtedness	8.16(a)(xlv)
Indemnified Parties	5.9(a)
Indemnified Party Action	5.9(a)
Innovation Law	3.25(c)
Intellectual Property	8.16(a)(xlvi)
Intellectual Property Agreements	8.16(a)(xlvii)
Intended U.S. Tax Treatment	Recitals
Investment Screening Laws	8.16(a)(xlviii)
IP Contributor	3.10(d)
IRS	3.14(a)
ISA	8.16(a)(xlix)
ISA No Action Letter	8.16(a)(l)
ISA No-Action Application	5.13
Israeli Employees	3.20(f)
Israeli Law Matters	8.6
Israeli Paying Agent	2.2(a)
Israeli Prospectus	8.16(a)(li)
Israeli Registrar of Companies	1.2(b)
Israeli Securities Law	8.16(a)(lii)
IT Assets	8.16(a)(liv)
IT Contracts	8.16(a)(lv)
ITA	8.16(a)(liii)
Junior Agent	8.16(a)(xliii)

Junior Lenders	8.16(a)(xliii)
Known to Otonomo	8.16(a)(ciii)
Known to the Company	8.16(a)(civ)
Law	8.16(a)(lvi)
Liability	8.16(a)(lvii)
Lien	8.16(a)(lviii)
Loan Amendments	Recitals
Material Adverse Effect	8.16(a)(ci)
Material Creditors	5.14(b)
Material Loan Agreements	8.16(a)(lix)
Merger	Recitals
Merger Consideration	2.1(a)(i)
Merger Proposal	5.14
Merger Proposal Submission Date	5.14
Merger Regulations	1.1
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Shareholder Approval	5.12
Merger Sub Shares	4.8(n)
Non-Negotiated Vendor Contracts	8.16(a)(lx)
Note Conversions	Recitals
Notice Date	5.11(c)
NSIA 2021	8.16(a)(lxi)
Omnibus Incentive Plan	8.16(a)(lxii)
Open Source License	8.16(a)(lxiii)
Open Source Software	8.16(a)(lxiii)
Option Measurement Date	16
Ordinance	8.16(a)(lxiv)
Otonomo	Preamble
Otonomo 401(k) Plan	5.17(c)
Otonomo Acquisition Proposal	5.6(a), 5.6(a)
Otonomo Adverse Recommendation Change	5.6(c)
Otonomo Allocation Percentage	8.16(a)(xxxvi)(K)
Otonomo Benefit Plan	8.16(a)(lxv)
Otonomo Board	Recitals
Otonomo Cash	8.16(a)(xxxvi)(L)
Otonomo Cash Schedule	5.24(a)
Otonomo D&O Tail Policy	5.9(b)
Otonomo Data	8.16(a)(lxvi)
Otonomo Data Partners	3.10(m)
Otonomo Disclosure Schedules	III
Otonomo Employee	(lxvii)8.16(a)(lxvii)
Otonomo Equity Plans	8.16(a)(lxviii)
Otonomo ERISA Affiliate	8.16(a)(lxix)
Otonomo Filed SEC Report	3.5(a)
Otonomo Financial Statements	3.5(b)
Otonomo Insurance Policies	3.15(a)
Otonomo Intellectual Property	8.16(a)(lxxi)
Otonomo Intervening Event	8.16(a)(lxx)
Otonomo In-the-Money Options	16
Otonomo IP	8.16(a)(lxxi)
Otonomo IT Assets	8.16(a)(lxxii)

Otonomo IT Contracts	8.16(a)(lxxiii)
Otonomo Lease	3.7(b)
Otonomo Leased Real Property	3.7(b)
Otonomo Material Adverse Effect	8.16(www)
Otonomo Material Contracts	3.9(a)
Otonomo Material Customers	3.22(a)
Otonomo Material Suppliers	3.22(b)
Otonomo Merger Shares	8.16(a)(xxxvi)(M)
Otonomo Net Cash	8.16(a)(xxxvi)(N)
Otonomo Non-U.S. Benefit Plan	3.14(j)
Otonomo Notice of Recommendation Change	5.6(c)
Otonomo Organizational Documents	8.16(a)(lxxv)
Otonomo Partial Termination Fee	7.2(b)(i)
Otonomo Permits	3.19(a)
Otonomo Privacy Notices	3.10(m)
Otonomo Privacy Obligations	3.10(m)
Otonomo Products	8.16(a)(lxxvi)
Otonomo Recommendation	3.3(d)
Otonomo Registered Intellectual Property	3.10(a)
Otonomo Representatives	1.5(a)(i)
Otonomo RSU Award	2.1(d)(i)
Otonomo SEC Reports	III
Otonomo Securities	3.4(a)
Otonomo Security Incident	3.10(n)
Otonomo Service Provider	8.16(a)(lxxvii)
Otonomo Share Number	8.16(a)(xxxvi)(O)
Otonomo Share Rights	3.4(d)
Otonomo Shareholder Approval	3.3(c)
Otonomo Shareholder Litigation Matter	5.8(a)
Otonomo Shareholders’ Meeting	5.11(c)
Otonomo Shares	Recitals
Otonomo Stock Option	2.1(d)(ii)
Otonomo Subsidiaries Organizational Documents	3.2(c)
Otonomo Subsidiary	8.16(a)(lxxviii)
Otonomo Superior Proposal	5.6(a)
Otonomo Termination Fee	7.2(b)(ii)
Otonomo Valuation	8.16(a)(xxxvi)(P)
Otonomo Voting Agreement	Recitals
Otonomo Warrant	2.1(e)
Otonomo Warrant Agreement	8.16(a)(lxxix)
Outside Date	7.1(b)(i)
Permitted Lien	8.16(a)(lxxx)
Person	8.16(a)(lxxxi)
Personal Information	8.16(a)(lxxxii)
PFIC	3.8(k)
Post-Closing Company Shares	8.16(a)(xxxvi)(Q)
Pre-Closing Tax Period	8.16(a)(xxxvi)(N)
Preferred Enterprise	3.8(s)
Preferred Stock	8.16(a)(lxxxiii)
Preferred Technological Enterprise	3.8(s)
Privacy Laws	8.16(a)(lxxxiv)
Process	8.16(a)(lxxxv)

Proxy Statement	5.11(a)
Qualified Withholding Certificate	2.2(g)(ii)
recipient	2.2(g)(iv)
Redundancy Laws	3.20(c)
Registration Statement	5.11(a)
Relevant Matters	8.6
Representatives	8.16(a)(lxxxvi)
Requisite Company Stockholders	8.16(a)(lxxxvii)
Response Date	5.24(d)
Sanctioned Country	8.16(a)(lxxxviii)
Sanctioned Person	8.16(a)(lxxxix)
Sanctions	8.16(a)(xc)
Schedules	IV
SEC	2.2(d)
Section 102 Plan	3.8(t)
Section 14 Arrangement	3.14(k)
Section 351 Treatment	Annex(d)
Section 409A	3.8(v)
Securities Act	2.2(d)
Securities Laws	8.16(a)(xci)
Securityholder	2.2(g)(ii)
Senior Agent	8.16(a)(xcv)
Senior Lenders	8.16(a)(xcv)
Share Issuance	8.16(a)(xcii)
Software	8.16(a)(xciii)
Stock Split	8.16(a)(xciv)
Straddle Period	8.16(a)(xxxvi)(N)
Structural Loan Agreement	8.16(a)(xcv)
Structural Loan Amendment	Recitals
Subsidiary	8.16(a)(cii)
Surviving Company	1.1
Surviving Company Articles	1.4
Tail Period	5.9(b)
Targeted Cash Burn	8.16(a)(xxxvi)(R)
Tax Return	8.16(a)(xcvi)
Tax Track	8.16(a)(xcvii)
Taxes	8.16(a)(xcviii)
The Angels Law	3.8(s)
to Otonomo’s Knowledge	8.16(a)(ciii)
to the Company’s Knowledge	8.16(a)(civ)
to the Knowledge of Otonomo	8.16(a)(ciii)
to the Knowledge of the Company	8.16(a)(civ)
Transaction Agreements	8.16(a)(xcix)
Transaction Expenses	8.16(a)(xxxvi)(S)
Treasury Regulations	8.16(a)(c)
U.K. GDPR	8.16(a)(lxxxiv)
Ungranted Awards	3.4(f)
Union	3.9(a)(i)
Warrant Net Exercise	Recitals
Withholding Agent	2.2(g)(i)
Withholding Drop Date	2.2(g)(ii)
Withholding Tax Ruling	2.2(j)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 9, 2023 (the “Agreement Date”), is by and among Urgent.ly Inc., a Delaware corporation (the “Company”), U.O Odyssey Merger Sub Ltd., a company incorporated under the laws of the State of Israel and registered under No. 516747763 with the Israeli Registrar of Companies, and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel and registered under No. 515352813 with the Israeli Registrar of Companies (“Otonomo”).

WITNESSETH:

WHEREAS, the Company and Otonomo intend to merge Merger Sub with and into Otonomo with Otonomo being the surviving entity (the “Merger”) in accordance with this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law and the Merger Regulations (as such terms are defined below). Upon consummation of the Merger, Merger Sub will cease to exist, and Otonomo will become a direct, wholly owned subsidiary of the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger, each ordinary share of Otonomo, no par value per share (the “Otonomo Shares”), issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be deemed transferred to the Company, and the rights of the holders of the Otonomo Shares immediately prior to the Effective Time will be automatically converted into and represent the right to receive the Merger Consideration (as defined below) upon the terms and conditions set forth in this Agreement and in accordance with the Companies Law;

WHEREAS, the board of directors of the Company (the “Company Board”), on the terms and subject to the conditions set forth herein, (i) determined that the Merger is advisable, fair to, and in the best interests of the Company and its stockholders and (ii) approved this Agreement, the Merger, the issuance of Common Stock to the shareholders of Otonomo pursuant to the terms of this Agreement and the other actions contemplated by this Agreement, and deemed this Agreement advisable;

WHEREAS, in order to induce Otonomo to enter into this Agreement and to cause the Merger to be consummated, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders shall deliver the Company Stockholder Consent in the form attached hereto as Exhibit A as reasonably as practicable following the Agreement Date;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”), on the terms and subject to the conditions set forth herein, (i) determined that the Merger is advisable, fair to, and in the best interests of, Merger Sub and its sole shareholder, (ii) approved this Agreement, the Merger and the other actions contemplated by this Agreement, and deemed this Agreement advisable, (iii) determined that considering the financial position of the merging companies, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) determined to recommend the approval and adoption of this Agreement, the approval of the Merger, and thereby approval of the transactions contemplated by this Agreement to the Company as the sole shareholder of Merger Sub;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement and following the recommendation of the Merger Sub Board, the sole shareholder of Merger Sub has approved and adopted the Agreement and the Merger;

WHEREAS, the board of directors of Otonomo (the “Otonomo Board”) on the terms and subject to the conditions set forth herein, (i) has determined that the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders, (ii) has approved this Agreement, the Merger and the other actions contemplated by this Agreement, and has deemed this Agreement advisable, (iii) has determined that considering the financial position of the merging companies, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of Otonomo to its creditors, and (iv) has approved and determined to recommend the approval and adoption of this Agreement, the approval of the Merger and thereby approval of the transactions contemplated by this Agreement to the shareholders of Otonomo;

WHEREAS, in order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, certain shareholders of Otonomo listed on Annex A hereto are entering into voting agreements with the Company and Otonomo in substantially the form attached hereto as Exhibit B (each, an “Otonomo Voting Agreement”), concurrently with the execution and delivery of this Agreement;

WHEREAS, prior to the Effective Time, the Company shall amend and restate its certificate of incorporation substantially in the form set forth on Exhibit C hereto (the “A&R Charter”) to facilitate the transactions contemplated hereby, including the Company’s listing on the Nasdaq and subsequent public reporting obligations;

WHEREAS, prior to the Effective Time, the Company shall adopt the amended and restated bylaws substantially in the form set forth on Exhibit D hereto (the “A&R Bylaws”);

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, the Company is entering into an amendment to the Highbridge Loan Agreement (such amendment, the “Highbridge Loan Amendment”) and an amendment to the Structural Loan Agreement (such amendment, the “Structural Loan Amendment” and, together with the Highbridge Loan Amendment, the “Loan Amendments”), in each case, among other things, to permit the transactions contemplated by this Agreement under each of the Highbridge Loan Agreement and the Structural Loan Agreement;

WHEREAS, in connection with the Closing, all of the 2021 Notes shall automatically convert into shares of Common Stock in accordance with the terms of the 2021 Notes prior to the Effective Time (the “2021 Note Conversions”);

WHEREAS, substantially concurrent with the execution and delivery of this Agreement, the Company and certain holders of the 2022 Notes and the Company Warrants issued in connection therewith (the “2022 Company Warrants”) are entering an amendment to the 2022 Notes and the 2022 Company Warrants pursuant to which (i) such holders of the 2022 Notes and the 2022 Company Warrants are electing to convert their respective 2022 Notes into shares of Common Stock prior to the Effective Time (such conversions of the 2022 Notes, together with any other conversions that other holders of the 2022 Notes elect prior to the Effective Time, the “2022 Note Conversions” and together with the 2021 Note Conversions, the “Note Conversions”) and (ii) all outstanding 2022 Company Warrants will automatically net exercise in connection prior to the Effective Time (the “Warrant Net Exercise”); and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a)(2)(E) of the Code and/or Section 368(a)(1)(B) of the Code (the “Intended U.S. Tax Treatment”), and that this Agreement is intended to be, and by being signed by the Company, Otonomo and Merger Sub is, adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with Sections 314 through 327 of the Israeli Companies Law - 5759-1999 (the “Companies Law”) and the Israeli Companies Regulations (Merger), 5760-2000 promulgated under the Companies Law (the “Merger Regulations”), at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into Otonomo. As a result of the Merger: (a) the separate corporate existence of Merger Sub (as the target company, or Chevrat Ha’Ya’ad) shall cease and Otonomo (as the absorbing company, or HaChevra Ha’Koletet) shall continue as the surviving entity following the Merger (sometimes referred to herein as the “Surviving Company”); and (b) Otonomo shall (i) become a direct, wholly owned subsidiary of the Company, (ii) continue to be governed by the Laws of the State of Israel, (iii) continue to have a registered office in the State of Israel, and (iv) succeed to and assume all of the rights, properties and obligations of Merger Sub and Otonomo in accordance with the Companies Law and the existing shareholders of Otonomo shall be entitled to the Merger Consideration (as defined in Section 2.1(a) below) in accordance with the provisions of Article II of this Agreement.

Section 1.2 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place electronically on a remote basis, at 9:00 a.m., Israel Time, on a date to be specified by the Company and Otonomo, which shall be no later than the third (3rd) Business Day after the satisfaction or (to the extent permitted by Law) waiver of all of the conditions set forth in Article VI hereof (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions at the Closing), unless another time, date or place is agreed to in writing by the Company and Otonomo. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) Subject to the terms and conditions of this Agreement, as soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.2(a), each of Otonomo and Merger Sub shall (and the Company shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Israeli Registrar of Companies”) a notice (i) informing the Israeli Registrar of Companies that all conditions to the Merger under the Companies Law and this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) have been met (together with any other documentation required to be submitted to the Israeli Registrar of Companies) and (ii) setting forth the proposed date on which the Merger shall become effective and on which the Israeli Registrar of Companies shall be requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”) after a notice that the Closing has occurred is delivered to the Israeli Registrar of Companies, which the parties shall deliver promptly following the Closing on the Closing Date. The Merger shall become effective upon the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, it is the intention of the parties hereto that the Merger shall be declared effective, and that the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law shall occur, both on the Closing Date.

Section 1.3 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of the Company, Merger Sub, Otonomo or any shareholder of Otonomo, (a) all the properties, rights, privileges, powers and franchises of Otonomo and Merger Sub shall vest in the Surviving Company; (b) all debts, liabilities and duties of Otonomo and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (c) all the rights, privileges, immunities, powers and franchises of Otonomo (as the Surviving Company) shall continue unaffected by the Merger in accordance with the Companies Law. Merger Sub will cease to exist and will be stricken from the records of the Israeli Registrar of Companies, and Otonomo will become a private company directly and wholly owned (including with respect to any warrants, options or other securities) by the Company, all as provided under the Companies Law.

Section 1.4 Organizational Documents of the Surviving Company. At the Effective Time, the articles of association of Otonomo shall be amended and restated in their entity to read as set forth in Exhibit E, and as so amended shall remain in effect from and after the Effective Time as the articles of association of the Surviving Company (the “Surviving Company Articles”) until thereafter amended as provided by applicable Law and such articles of association.

Section 1.5 Directors and Officers.

(a) Directors of the Company.

(i) The parties hereto shall take all actions necessary so that immediately following the Effective Time, the Company Board shall be comprised of seven (7) individuals, each of whom shall satisfy all applicable regulatory requirements, including two (2) individuals set forth on Schedule 1.5(a) of the Otonomo Disclosure Schedules (the “Otonomo Representatives”). The Company Board shall be divided into three (3) classes, Class I, which shall have three (3) members that are subject to re-election at the Company’s first annual stockholder meeting following Closing, Class II, which shall have two (2) members that are subject to re-election at the Company’s second annual stockholder meeting following Closing, and Class III, which shall have two (2) members that are subject to re-election at the Company’s third annual stockholder meeting following Closing, with members of each class serving staggered three (3)-year terms. One (1) Otonomo Representative shall be designated as a Class II director of the Company Board and one (1) Otonomo Representative shall be designated as a Class III director of the Company Board.

(ii) The Otonomo Representatives shall be qualified to serve on the Company Board pursuant to the Company’s corporate governance policies and at least one Otonomo Representative shall be an independent director (for purposes of the Exchange Act and the rules promulgated thereunder) as may be required by Nasdaq, in each case, as reasonably determined by the Company after consultation in good faith with Otonomo. The Otonomo Representatives shall remain in office pursuant to the “Class” to which they are designated until the date of their resignation or until their respective successors are duly elected or appointed and qualified in accordance with the A&R Charter and A&R Bylaws, as amended from time to time, as the case may be, subject to the earlier death, disability, disqualification, resignation, or removal, in each case, determined in accordance with the Company’s generally applicable policies and procedures established by the Company Board or any duly authorized committee thereof. At the Effective Time, the Company shall execute an indemnification agreement with each Otonomo Representative on terms substantially consistent with the terms set forth in the Company’s indemnification agreements with its other directors.

(b) Directors and Officers of the Surviving Company.

(i) At the Effective Time, the Surviving Company board of directors shall be constituted with those individuals as shall be designated by the Company prior to Closing, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the Surviving Company Articles, as the case may be.

(ii) At the Effective Time, the officers of the Surviving Company shall be those individuals as shall be designated by the Company prior to Closing, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Share Capital. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Otonomo or the shareholders of Otonomo:

(a) Treatment of Otonomo Shares.

(i) Subject to the provisions of Section 2.1(f) and Section 2.2(h) hereof, each Otonomo Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and shares to be canceled pursuant to Section 2.1(c) hereof) shall, in accordance with Section 323 of the Companies Law, without any further action of Otonomo’s shareholders, be automatically be transferred to the Company, and the rights of the holders of the Otonomo Shares (other than any Excluded Shares and Otonomo Shares to be canceled pursuant to Section 2.1(c) hereof) immediately prior to the Effective Time shall automatically convert into and represent the right to receive a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) equal to the Exchange Ratio (such number of shares of Common Stock, the “Merger Consideration”).

(ii) As of the Effective Time, (a) all Otonomo Shares (other than any Excluded Shares and Otonomo Shares to be canceled pursuant to Section 2.1(c) hereof), pursuant to this Section 2.1(a), shall be deemed transferred under Israeli Law to the Company, and each holder of a Certificate (as defined in Section 2.2(b)) or Book-Entry Share which immediately prior to the Effective Time represented any such Otonomo Shares shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration and any dividends or other distributions pursuant to Section 2.2(c) upon surrender of such Otonomo Shares in accordance with Section 2.2 and (b) the share transfer books of Otonomo shall be closed with respect to all Otonomo Shares outstanding and no further transfer of any such Otonomo Shares shall be made on such share transfer books after the Effective Time. In the event that a holder of Otonomo Shares converted pursuant to the Merger shall be entitled to receive a fraction of a share of Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) then the number of shares of Common Stock issuable to such holder shall be rounded up or down to the nearest whole share of Common Stock (with .5 being rounded up). Notwithstanding any other provision of this Agreement, the Merger Consideration shall not include any cash consideration, subject to any dividends or other distributions as set forth in Section 2.2(c), which, for the avoidance of doubt, shall not be deemed as part of the Merger Consideration. Notwithstanding anything to the contrary in this Agreement, any Merger Consideration that is issued in respect of 102 Otonomo Shares under this Section 2.1(a) or Section 2.1(d) shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the 102 Tax Ruling or any other approval that may be issued by the ITA.

(b) Conversion of Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the parties, all Merger Sub Shares that are issued and outstanding immediately prior to the Effective Time shall automatically and without further action cease to exist and be deemed as having been automatically and without further action converted into and become the issued and outstanding shares of the Surviving Company, and the shares of the Surviving Company into which the Merger Sub Shares are so converted shall be the only shares of the Surviving Company that are issued and outstanding immediately after the Effective Time, and, for the avoidance of doubt, all of which shall be owned by the Company immediately following the Effective Time. Following the Effective Time, each certificate evidencing ownership of Merger Sub Shares shall evidence ownership of such shares of the Surviving Company.

(c) Cancellation of Certain Shares. Any Otonomo Shares owned by any direct or indirect Otonomo Subsidiary (each, an “Excluded Share”) shall not be acquired by the Company and shall be canceled or transferred to Otonomo immediately prior to the Effective Time for no consideration. Each Otonomo Share, if any, that is a dormant share (or menayah redumah) under Israeli Law and each Otonomo Share that, immediately prior to the Effective Time, is owned by Otonomo, shall be canceled and retired and shall cease to exist as of immediately prior to the Effective Time without any conversion and no consideration shall be delivered in respect thereof.

(d) Otonomo Equity Awards.

(i) Otonomo RSU Awards. Prior to the Effective Time, Otonomo shall issue the restricted stock units relating to Otonomo Shares contemplated by that certain Key Holder and Employee RSU Allocation Agreement, dated February 26, 2022, by and between The Floow Limited (the “Floow”) and Otonomo. As of the Effective Time, each restricted stock unit award relating to Otonomo Shares granted under any Otonomo Equity Plan (each, an “Otonomo RSU Award”) that remains outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof be assumed by the Company and automatically converted into an award of restricted stock units covering shares of Common Stock (each, an “Adjusted RSU Award”) that settles in the number of whole shares of Common Stock (rounded to the nearest whole number of shares, with .5 being rounded up) equal to the product obtained by multiplying (A) the number of Otonomo Shares subject to the Otonomo RSU Award immediately prior to the Effective Time, by (B) the Exchange Ratio. Each Adjusted RSU Award corresponding to an Otonomo RSU Award outstanding as of the Effective Time shall, except as otherwise provided in this Section 2.1(d)(i), be subject to the same terms and conditions as were applicable to such corresponding Otonomo RSU Award immediately prior to the Effective Time (including vesting and the current Tax Track, assuming that all the conditions of such Tax Track are met and subject to the provisions of the 102 Tax Ruling).

(ii) Otonomo Stock Options. Otonomo shall take all actions necessary to provide that each option to purchase Otonomo Shares (each, an “Otonomo Stock Option”) that is outstanding and unexercised shall be cancelled effective as of not later than the Determination Time. In furtherance of and without limiting the foregoing:

(A) Vesting of each Otonomo Stock Option that has an exercise price per share that is less than the Fair Market Value (as defined in the applicable Otonomo Equity Plan) of one Otonomo Share as of the third (3rd) Business Day prior the Anticipated Closing Date (such date the “Option Measurement Date” and such options, the “Otonomo In-the-Money Options”) shall be accelerated, such that all Otonomo In-the-Money Options shall be vested and exercisable as of not later than the Option Measurement Date.

(B) On or prior to the Option Measurement Date, Otonomo shall notify and inform the holder of each Otonomo In-the-Money Option of the treatment of unexercised Otonomo In-the-Money Options as set forth herein and the opportunity and deadline to exercise the Otonomo In-the-Money Options.

(C) Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that then remains outstanding and unexercised (after taking into account any exercises in accordance with Section 2.1(d)(ii)(B) above) shall, without any action on the part of the Company, Otonomo or any other Person (other than such actions of the Administrator or Committee (as such terms are defined in the Otonomo Equity Plans) as are necessary to give effect to the treatment of Otonomo Stock Options as provided herein), be deemed to be exercised in full (on a “net exercise” cashless basis) and cancelled, and the holder of such Otonomo In-the-Money Option shall thereupon receive, in full satisfaction of the rights of such holder with respect thereto, a number of fully vested Otonomo Shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one Otonomo Share as of the Option Measurement Date over the per share exercise price of such Otonomo In-the-Money Option, multiplied by (ii) the number of Otonomo Shares subject to such Otonomo In-the-Money Option, by (b) the Fair Market Value of one Otonomo Share as of the Option Measurement Date, in each case subject to any applicable Tax withholding amounts, and the provisions of Section 2.1(a) above shall apply with respect to such Otonomo Shares.

(D) Effective as of immediately prior to the Determination Time, each Otonomo Stock Option that then remains outstanding and unexercised (after taking into account any exercises in accordance with Section 2.1(d)(ii)(B) above) and that is not an Otonomo In-the-Money Option shall, whether or not then vested or exercisable, without any action on the part of the Company, Otonomo or any other Person (other than such actions of the Administrator or Committee (as such terms are defined in the Otonomo Equity Plans) as are necessary to give effect to the treatment of Otonomo Stock Options as provided herein), be cancelled without any payment being made in respect thereof.

(iii) Notwithstanding anything to the contrary in this Agreement, any 102 Securities that are assumed and become Adjusted RSU Awards pursuant to this Section 2.1(d) shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the 102 Tax Ruling or any other approval that may be issued by the ITA.

(iv) Company Actions. At or prior to the Effective Time, the Company shall take all actions necessary for the treatment of Otonomo Stock Options described in Section 2.1(d)(ii), assumption of the Otonomo RSU Awards, their conversion into Adjusted RSU Awards, and the treatment thereof pursuant to this Section 2.1(d), including (i) the reservation, issuance and listing of a number of shares of Common Stock and (ii) the assumption of the Otonomo Equity Plans and amendments thereto as required for the purpose of adapting the plans to the laws applicable to the Company (which following assumption and amendments thereof shall be referred to herein collectively as the “Assumed Company Plan”), as necessary to effect the transactions contemplated by this Section 2.1(d). As soon as practicable following the Effective Time, the Company shall file a registration statement under the Securities Act on Form S-8, Form S-3 or another appropriate form (and use its reasonable best efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) with respect to the assumption of the Assumed Company Plan and the shares of Common Stock subject to each such award under the Assumed Company Plan and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding and shall reserve a sufficient number of shares of Common Stock for issuance upon exercise or settlement thereof. As soon as practicable after the registration of such shares of Common Stock, the Company shall deliver to the holders of the Adjusted RSU Awards appropriate notices setting forth such holders’ rights pursuant to the respective Otonomo Equity Plans and stating that the applicable Otonomo RSU Awards have been assumed by the Company and automatically converted into Adjusted RSU Awards, and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.1(d)).

(v) Otonomo Actions. Prior to the Effective Time, and subject to review and reasonable approval by the Company (which approval shall not be unreasonably withheld, delayed or conditioned), Otonomo, the Otonomo Board or any committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the treatment of the Otonomo RSU Awards and Otonomo Stock Options in accordance with Sections 2.1(d)(i) and 2.1(d)(ii), respectively, determining that the transactions contemplated by this Agreement constitute a “Merger/Sale” as defined under the Otonomo Equity Plans and that the treatment of Otonomo RSU Awards and Otonomo Stock Options contemplated by this Section 2.1(d) is permissible under the terms of the Otonomo Equity Plans and the applicable equity award agreements. Prior to the Effective Time, Otonomo shall deliver evidence reasonably satisfactory to the Company that all necessary determinations by the Otonomo Board to effectuate the provisions of this Section 2.1(d) have been made.

(e) Conversion of Otonomo Warrants. Subject to the provisions of Section 2.2(g) and Section 2.2(h) hereof, each warrant to acquire Otonomo Shares (each, an “Otonomo Warrant”) that is outstanding and unexercised immediately prior to the Effective Time, shall cease to represent an Otonomo Warrant in respect of Otonomo Shares and shall be assumed by the Company and automatically converted into a warrant to acquire shares of Common Stock (each, an “Assumed Company Warrant”). The number of shares of Common Stock subject to each such Assumed Company Warrant shall be equal to the product (rounded to the nearest whole number, with .5 being rounded up) of (x) the number of Otonomo Shares subject to such Otonomo Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and the exercise price per share of Common Stock shall be equal to the quotient of (1) the exercise price per Otonomo Share immediately prior to the Effective Time divided by (2) the Exchange Ratio, which quotient shall be rounded to the nearest whole cent (with .05 being rounded up). The Company shall assume each such Otonomo Warrant in accordance with its terms, and except as expressly provided above, following the Effective Time, each Assumed Company Warrant shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Otonomo Warrant immediately prior to the Effective Time. Prior to the Effective Time, Otonomo shall take all action necessary for the treatment of the Otonomo Warrants in accordance with this Section 2.1(e), including executing an amendment to the Otonomo Warrant Agreement pursuant to Section 5.4 thereto.

(f) Certain Otonomo Securities. Notwithstanding any other provision in this Agreement, any Otonomo Stock Options or Otonomo Warrants described in Schedule 2.1(f) of the Otonomo Disclosure Schedules shall be treated as set forth in such Schedule.

(g) Fractional Shares. No certificate or scrip representing fractional shares of Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. Any fractional shares of Common Stock that otherwise would be issuable pursuant to the Merger shall be treated as provided in Section 2.1(a)(ii).

Section 2.2 Exchange of Shares and Certificates.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, the Company and Otonomo shall engage a U.S. nationally-recognized financial institution to be mutually agreed upon to act as exchange agent in connection with the Merger (which will use a local Israeli nationally-recognized sub-paying agent (the “Israeli Paying Agent”)) (the “Exchange Agent”). At or prior to the Effective Time, the Company shall deposit with the Exchange Agent, with no withholding of Taxes, in trust for the sole benefit of the holders of Otonomo Shares and Otonomo Warrants immediately prior to the Effective Time, and to the extent required pursuant to Section 2.2(g)(iii), in the Exchange Agent’s name, for exchange in accordance with this Article II, through the Exchange Agent, certificates or Book-Entry Shares representing the shares of Common Stock issuable pursuant to Section 2.1(a), the Assumed Company Warrants pursuant to Section 2.1(e) and any dividends or distributions to which holders of Otonomo Shares may be entitled pursuant to Section 2.2(c). All shares of Common Stock and Assumed Company Warrants deposited with the Exchange Agent together with any dividends or other distributions with respect thereto, shall hereinafter be referred to as the “Exchange Fund.” In the event the Exchange Fund shall be insufficient to pay the Merger Consideration in accordance with Section 2.1(a), the Assumed Company Warrants pursuant to Section 2.1(e) and any dividends or other distributions under Section 2.2(c), the Company shall promptly deposit, with no withholding of Taxes, additional shares of Common Stock, additional Assumed Company Warrants or, with respect to any dividends or other distributions under Section 2.2(c), funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. The Company shall cause the Exchange Agent to transfer to the Israeli Paying Agent the Exchange Fund with no withholding of Taxes, and the Israeli Paying Agent shall make, delivery of the Merger Consideration, the Assumed Company Warrants and any amounts payable in respect of dividends or other distributions on shares of Common Stock issued in exchange for Otonomo Shares in the Merger in accordance with Section 2.2(c), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund (which shall only be in respect of dividends or other distributions under Section 2.2(c)), if any, shall be invested by the Exchange Agent as reasonably directed by the Company; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II.

(b) Exchange Procedures.

(i) Promptly after the Effective Time, the Company shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Otonomo Shares (the “Certificates”) or Book-Entry Shares, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify), (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.2(c), to the extent required, (iii) a declaration (or such other forms as may be required under any applicable Tax law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, and each in such form as may be reasonably requested by the Exchange Agent or the Israeli Paying Agent) in which the beneficial owner of Otonomo Shares provides certain information necessary for the Exchange Agent or Israeli Paying Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling) and, with respect to each holder that is a current, former, or prospective employee or office holder of Otonomo or an Otonomo Subsidiary who is (or who by reference to the employment or office of another person is) to acquire shares of Common Stock pursuant to this agreement and who is subject to tax in the United Kingdom, an election pursuant to section 431(1) of the UK Income Tax (Earnings and Pensions) Act 2003 with the relevant employing entity in relation to such shares of Common Stock (a “431 Election”). Upon (A) in the case of Otonomo Shares represented by a Certificate, the surrender of such certificate for cancellation to the Exchange Agent together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, including, if applicable, a duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms as may be required under any applicable Tax law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling or a 431 Election, and such other documents as may reasonably be required by the Exchange Agent or Israeli Paying Agent; or (B) in the case of Book-Entry Shares, the receipt of an “agent’s message” by the Exchange Agent, the holder of such Certificates or Book-Entry Shares, as applicable, shall be entitled to receive subject to, if applicable, a duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms required to be filed or collected under any applicable Tax Law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling or a 431 Election, in exchange therefor the applicable Merger Consideration to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book-entry form), any dividends or distributions payable pursuant to Section 2.2(c), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of a Certificate which is not registered in the transfer records of Otonomo as of the Effective Time, certificates representing the proper amount of Merger Consideration may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Common Stock to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Company that such Tax has been paid or is not applicable and subject to the provisions of Section 2.2(g). Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.2(c).

(ii) Notwithstanding anything to the contrary in this Agreement, any holder of a Book-Entry Share shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1 upon such surrender. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and the Company shall cause the Israeli Paying Agent to pay and deliver immediately after the Effective Time the applicable Merger Consideration pursuant to the provisions of this Article II (and any amounts to be paid pursuant to Section 2.2(c)), subject to any applicable withholding Tax pursuant to Section 2.2(g) and Section 2.2(h), and subject to the submission to the Israeli Paying Agent or the Exchange Agent of any duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms required to be filed or collected under any applicable Tax Law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, and the Book-Entry Shares of such holder shall forthwith be cancelled.

(iii) Promptly after the Effective Time, if required under applicable Tax Law, the 104H Tax Ruling, the 104H Interim Ruling or the Withholding Tax Ruling, Company shall cause the Exchange Agent to mail to each holder of Otonomo Warrants, which at the Effective Time were converted into the right to receive the Assumed Company Warrants, as applicable, pursuant to Section 2.1, a declaration (or such other forms as may be required under any applicable Tax Law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, and each in such form as may be reasonably requested by the Exchange Agent or the Israeli Paying Agent) in which the beneficial owner of Otonomo Warrants provides certain information necessary for the Exchange Agent or Israeli Paying Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the 104H Tax Ruling, the 104H Interim Ruling, the Withholding Tax Ruling and Section 2.2(g)).

(iv) It is hereby clarified that in the event that (A) the Withholding Tax Ruling is obtained and (B) there is no requirement under such Withholding Tax Ruling to provide a declaration or any kind of form from holders of Book-Entry Shares and Otonomo Warrants, then the holders of Book-Entry Shares or Otonomo Warrants shall not be required to provide any forms or declaration pursuant to this Section 2.2.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Common Stock represented thereby, until such Certificate has been surrendered in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Common Stock issuable in exchange therefor pursuant to this Article II, together with the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Common Stock, less the amount of any withholding Taxes pursuant to Section 2.2(g).

(d) No Further Ownership Rights in Otonomo Shares. All shares of Common Stock issued upon the surrender for exchange of Certificates or to the holders of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued in full satisfaction of all rights pertaining to Otonomo Shares previously represented by such Certificates or Book-Entry Shares. At the Effective Time, the share transfer books of Otonomo shall be closed and there shall be no further registration of transfers on the share transfer books of the Surviving Company of Otonomo Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II. Notwithstanding anything to the contrary in this Agreement, Certificates and Book-Entry Shares to be exchanged by any Person constituting an “affiliate” of Otonomo for purposes of Rule 145 under the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations of the Securities Exchange Commission (the “SEC”) thereunder (the “Securities Act”), shall be subject to the restrictions described in such Rule 145.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares one (1) year after the Effective Time, shall be delivered to the Company, upon demand, and any holders of Certificates and Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to the Company for satisfaction of its claim for the Merger Consideration and any dividends or distributions pursuant to Section 2.2(c).

(f) No Liability. None of the Company, Merger Sub, Otonomo or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any shares of Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to five (5) years after the Effective Time, or immediately prior to such earlier date on which any shares of Common Stock, or any dividends or distributions with respect to shares of Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.6), any such shares, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interests of any Person previously entitled thereto.

(g) Withholding Rights.

(i) Otonomo, the Exchange Agent, the Israeli Paying Agent, the 102 Trustee, the Company, the Surviving Company and any other Person who has any obligation to deduct or withhold from any amount or consideration payable pursuant to this Agreement (each such Person, a “Withholding Agent”), shall be entitled to deduct and withhold from any amount or consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Ordinance, any provision of U.S. federal, state, local or non-U.S. Tax law or under any applicable Laws. To the extent such amounts are so deducted or withheld, such amounts shall be timely paid over to the applicable Governmental Authority, and shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Withholding Agent, and the Exchange Agent or other applicable Withholding Agent (if any) shall furnish as promptly as practicable such Person with a documentation evidencing such Tax withholding or deduction.

(ii) With respect to Israeli Tax and subject to any other provision to the contrary in the Withholding Tax Ruling, the 104H Tax Ruling or the 104H Interim Ruling, and in accordance with the undertaking of the Israeli Paying Agent to the Exchange Agent provided to the Company prior to the Closing Date by the Exchange Agent, pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the Merger Consideration and Assumed Company Warrants payable or otherwise deliverable hereunder (including any amounts payable in respect of dividends or other distributions on Merger Consideration stock, in accordance with Section 2.2(c)) to each of the holders of Otonomo Shares and Otonomo Warrants (in each case, other than holders of 102 Otonomo Shares) (each, a “Securityholder”) shall be transferred by the Exchange Agent to, and retained by, the Israeli Paying Agent for the respective benefit of each Securityholder for a period of thirty (30) days from Closing (including with respect to any consideration deliverable to the Securityholder as a result of any adjustment pursuant to Section 2.1(f)) or an earlier date required in writing by a Securityholder or the ITA or a later date of up to three hundred and sixty-five (365) days from the Closing as extended by notice of either the Company or Otonomo to the other party, respectively, or such other later date as agreed by the parties (the “Withholding Drop Date”), during which time the Israeli Paying Agent shall not pay or deliver any amounts to a Securityholder and shall not withhold any Israeli Tax from such Merger Consideration, Assumed Company Warrants and any other amounts, except as provided below. During such period, each Securityholder may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Company and the Israeli Paying Agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholdings (the “Qualified Withholding Certificate”). Where a Securityholder submits a Qualified Withholding Certificate to the Israeli Paying Agent no later than three (3) Business Days before the Withholding Drop Date, the Israeli Paying Agent shall withhold and timely transfer to the ITA an amount from the Securityholder’s portion of the Merger Consideration, Assumed Company Warrants and any other amounts, as specified in the Qualified Withholding Certificate. Where a Securityholder fails to submit a Qualified Withholding Certificate to the Israeli Paying Agent by no later than three (3) Business Days before the Withholding Drop Date, the Israeli Paying Agent shall withhold and timely transfer to the ITA an amount from the Securityholder’s portion of the Merger Consideration, Assumed Company Warrants and any other amounts payable, as required under applicable Law. To the extent that the Israeli Paying Agent is obliged to withhold Israeli Taxes on behalf of a Securityholder, the Securityholder shall provide the Israeli Paying Agent with the cash amount due with regards to such Israeli Taxes, within three (3) Business Days from receipt of a request from the Israeli Paying Agent to make such payment, and in any event prior to the release of the Merger Consideration, Assumed Company Warrants and any other amounts deliverable or payable to the Securityholder. In the event that the Securityholder fails to provide the Israeli Paying Agent with the full cash amount necessary to satisfy such Israeli Taxes within such timeframe, the Israeli Paying Agent shall be entitled to sell the Securityholder’s retained shares of Common Stock or exercise the Assumed Company Warrants into Common Stock and sell such Common Stock, on behalf of and for the benefit of such Securityholder on the open market to a person other than the Company or any Affiliate of the Company to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli Taxes due with respect to such Securityholder, net of any expenses, shall be delivered to the applicable Securityholder and the Israeli Taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli Paying Agent in connection with such sale shall be borne by such Securityholder. In the event that the Company, the Exchange Agent, the Israeli Paying Agent or anyone on their behalf receives a demand from the ITA to withhold any amount out of the Merger Consideration, Assumed Company Warrant or any other amounts payable to any of the Securityholders and transfer it to the ITA prior to the Withholding Drop Date, the Israeli Paying Agent shall promptly notify such Securityholders of the demand, and provide such Securityholders with reasonable time (but in no event less than twenty (20) Business Days, unless otherwise explicitly required in writing by the ITA or under any applicable Law) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA, in which time the Merger Consideration, Assumed Company Warrants or any other amounts payable or deliverable shall not be released to such Securityholders. To the extent that a Qualified Withholding Certificate is not timely provided by such recipient to the Israeli Paying Agent, the Israeli Paying Agent shall transfer to the ITA any amount so demanded, including any interest, indexation and fines required in writing by the ITA in respect thereof, following receipt of such amount from Securityholder or sale of such Securityholder’s retained shares of Common Stock (including any Common Stock resulting from the exercise of any Assumed Company Warrants) in accordance with Section 2.2(g)(ii) to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes.

(iii) Notwithstanding anything to the contrary in this Agreement, and subject to any other provision to the contrary in the Withholding Tax Ruling, the 104H Tax Ruling or the 104H Interim Ruling with respect to Israeli Tax, until a Securityholder presents to the Israeli Paying Agent a Qualified Withholding Certificate fully exempting the Israeli Paying Agent from Israeli Tax withholding or evidence satisfactory to the Israeli Paying Agent that the full applicable Israeli Tax amount with respect to such Securityholder, as reasonably determined by the Israeli Paying Agent, was withheld and paid to the ITA, any certificates of shares of Common Stock and any Assumed Company Warrants issuable to such Securityholder shall be issued only in the name of the Israeli Paying Agent to be held in trust for and on behalf of and for the benefit of the relevant Securityholder and delivered to such Securityholder in compliance with the withholding requirements under this Section 2.2(g).

(iv) Each Person hereby waives, releases and absolutely and forever discharges the Company, the Exchange Agent, the Israeli Paying Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the forfeiture or sale of any portion of the shares of Common Stock (including any Common Stock resulting from the exercise of the Assumed Company Warrants) otherwise deliverable to such Person in compliance with the withholding requirements under this Section 2.2(g). For the avoidance of doubt, each Securityholder entitled to receive shares of Common Stock pursuant to this Agreement (each, a “recipient”) shall be treated as the beneficial owner of such shares of Common Stock for all Tax purposes as of the Effective Time, regardless of whether such shares of Common Stock are held directly or by an Israeli Paying Agent and each of the parties shall cause and instruct the Israeli Paying Agent to act consistent with such treatment for all purposes, including dividend rights applicable to the shares of Common Stock. To the extent the Israeli Paying Agent sells any recipient’s shares of Common Stock, (i) the Israeli Paying Agent shall be acting on behalf of and for the benefit of such recipient, solely as an agent of the recipient, for administrative convenience, (ii) the recipient shall be treated as the seller, and prior to the sale, the beneficial owner of such of shares of Common Stock for all Tax purposes, including Tax reporting, and (iii) the recipient shall be responsible for, and hold the Israeli Paying Agent and each of its respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of such recipient’s shares of Common Stock and the exercise of any Assumed Company Warrants. To the extent that the Israeli Paying Agent is unable, for whatever reason, to exercise the Assumed Company Warrants or to sell the applicable portion of shares of Common Stock required to finance applicable deduction or withholding requirements, then the Israeli Paying Agent shall be entitled to hold all of the Assumed Company Warrants and shares of Common Stock otherwise deliverable to the applicable Person until the earlier of: (a) the receipt of a Qualified Withholding Certificate from the Person fully exempting the Israeli Paying Agent and the Company from Tax withholding; or (b) such time when the Israeli Paying Agent is able to sell the portion of shares of Common Stock otherwise deliverable to such Person that is required to enable the Israeli Paying Agent to comply with such applicable deduction or withholding requirements. Any costs or expenses incurred by the relevant Israeli Paying Agent in connection with such sale shall be borne by, and deducted from the payment to, the applicable Person.

(v) Notwithstanding the above, any consideration paid or issued to a holder of Otonomo Stock Options, Otonomo RSU Awards or 102 Otonomo Shares pursuant to this Agreement, shall be subject to deduction or withholding of Israeli Tax under the Ordinance on the sixteenth (16th) day of the calendar month following the month on which the Closing occurs, unless prior to the sixteenth (16th) day of the calendar month following the month on which the Closing occurs, (i) with respect to 102 Securities and 3(i) Awards, the 102 Tax Ruling, if applicable, shall have been obtained providing for no withholding or determining the withholding procedure, and (ii) with respect to holders of Otonomo Stock Options or Otonomo RSU Awards who are not Israeli residents, the Withholding Tax Ruling provides for instructions regarding withholding of Israeli Tax (and if such determination is subject to fulfillment of certain requirements, such requirements shall have been fulfilled).

(vi) Any withholding made in NIS with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the payment date and in such manner as the Israeli Paying Agent reasonably determines to be in compliance with applicable Tax law and any Tax ruling issued by the ITA. Any currency conversion commissions shall be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.

(h) 102 Tax Ruling. Otonomo, through its legal and accounting representatives in cooperation with the Company, through its legal and accounting representatives, as soon as practicable after the Agreement Date will approach the ITA, in full coordination with the Company and the Company’s Israeli counsel and Tax advisors, with an application for a ruling (the “102 Tax Ruling”) in relation to the Israeli Tax treatment of 102 Securities and 3(i) Awards under this Agreement to confirm, among other things, that (A) the assumption of the 102 Awards and 3(i) Awards and exchange of 102 Otonomo Shares will not be treated as an Israeli taxable event and that tax continuity shall apply to the applicable Merger Consideration, including the Adjusted RSU Awards; provided, that the applicable consideration paid to holders of 102 Securities is deposited with the 102 Trustee; (B) the Company and anyone acting on its behalf, including the Exchange Agent and the 102 Trustee, shall be exempt from Israeli withholding Tax in relation to any payments or consideration transferred to the 102 Trustee in relation to 102 Securities and 3(i) Awards; (iii) approval of the net-exercise mechanism for 102 Options as described in Section 2.1(d)(ii) above (unless Otonomo obtained from the ITA a customary green-track net-exercise ruling (ITA form 912)), and shall include such additional terms as are customary to be included in such rulings. Subject to the terms and conditions hereof, Otonomo will use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the 102 Tax Ruling as promptly as practicable.

(i) 104H Tax Ruling. As soon as practicable following the Agreement Date, but in any event no later than ten (10) Business Days following the Agreement Date, Otonomo shall in coordination with the Company and its Israeli legal counsel, advisors and accountants prepare and file with the ITA an application for a ruling permitting any holder of Otonomo Shares or Otonomo Warrants who elects to become a party to such a Tax ruling (each, an “Electing Holder”), to defer any applicable Israeli Tax, if applied, with respect to such consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such portion of the consideration by such Electing Holder or such other date set forth in Section 104H of the Ordinance (the “104H Tax Ruling”). If the 104H Tax Ruling is not granted prior to the Closing, Otonomo shall seek to receive prior to the Closing an interim Tax ruling confirming among others that the Company, the Exchange Agent, the Israeli Paying Agent and anyone acting on their behalf will be exempt from Israeli withholding Tax in relation to any payments made to the 104H Trustee (such a ruling, the “104H Interim Ruling”). The Company shall cooperate with Otonomo, the Electing Holders and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling or the 104H Interim Ruling; provided, that any costs associated with the application for the 104H Tax Ruling and the 104H Interim Ruling shall be paid by Otonomo prior to the Closing; and provided, further, that the 104H Interim Ruling or the 104H Tax Ruling shall not impose any material restrictions or obligations on the Company or any affiliate thereof or the Surviving Company. Upon the obtaining of the 104H Tax Ruling and the 104H Interim Ruling, the Company, Otonomo, the Exchange Agent, the Israeli Paying Agent and each Electing Holder (each, if required) shall furnish to the ITA customary approval letters of the terms of such ruling. Notwithstanding the provisions of this Section 2.2(i), if the 104H Tax Ruling or the 104H Interim Ruling shall be received and delivered to the Company at least three (3) Business Days prior to the Withholding Drop Date, then the 104H Tax Ruling shall apply with respect to each Electing Holder and all applicable withholding and reporting procedures with respect to their consideration shall be made in accordance with the provisions of the 104H Interim Ruling and 104H Tax Ruling, as applicable, and Section 104H of the Ordinance. Each of the 104H Tax Ruling or the 104H Interim Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(j) Withholding Tax Ruling. As soon as practicable following the Agreement Date, but in any event no later than ten (10) Business Days following the Agreement Date, Otonomo shall in coordination with the Company and its Israeli legal counsel, advisors and accountants, prepare and file with the ITA an application for a ruling with respect to (i) any recipient of the Merger Consideration or the Assumed Company Warrants that (A) acquired Otonomo Shares or Otonomo Warrants on or after August 13, 2021, (B) as of the Closing Date (or another date, if required by the ITA), holds less than five percent (5%) of the share capital of Otonomo and (C) is not an Electing Holder, exempting the Company, the Exchange Agent, the Israeli Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration and the Assumed Company Warrants, or clarifying that no such obligation exists and (ii) any recipient of the Merger Consideration (other than those in the preceding sub-clause (i)) and any holder of Otonomo Stock Options and Otonomo RSU Awards (in each case which are not 102 Awards or 3(i) Awards), instructing the Company, the Exchange Agent, the Israeli Paying Agent, the Surviving Company and their respective agents on how such withholding shall be applied, confirming what withholding Tax rate shall be applied and advising on how any such recipients or holders shall be identified (the “Withholding Tax Ruling” which, for removal of doubt, shall be either a separate Tax ruling (or rulings) or incorporated as part of the 104H Tax Ruling or the 104H Interim Ruling). It is hereby clarified that any recipient of the Merger Consideration that acquired its Otonomo Shares prior to August 13, 2021 or that, as of the Closing Date (or another date, if required by the ITA), holds five percent (5%) or more of the share capital of Otonomo may (A) choose to apply the provisions of the 104H Tax Ruling and Section 104H of the Ordinance with respect to the consideration payable to such recipient pursuant to this Agreement by becoming an Electing Holder and following the procedures set out by the ITA in the 104H Tax Ruling with respect to such an election if and to the extent such ruling is obtained, or (B) obtain a Qualified Withholding Certificate. Without limiting the generality of foregoing, the Company shall cooperate with Otonomo and its Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling; provided, that any costs associated with the application for the Withholding Tax Ruling shall be paid by Otonomo prior to the Closing; and provided, further that the Withholding Tax Ruling shall not impose any material restrictions or obligations on the Company or any affiliate thereof or the Surviving Company. Upon the obtaining of the Withholding Tax Ruling, the Company and Otonomo shall furnish to the ITA customary approval letters of the terms of such ruling. Subject to the terms and conditions hereof, Otonomo shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. The Withholding Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(k) Cooperation. The Company and Otonomo shall, and shall cause their respective legal and accounting Representatives to, coordinate and cooperate with each other in good faith with respect to the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, as applicable. The Company and Otonomo shall keep each other updated on any written or oral submission and any discussions or meetings with the ITA relating to the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling. For the avoidance of doubt, Otonomo and its legal and accounting Representatives shall not make any application to the ITA with respect to any matter relating to the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, as applicable, without first consulting with the Company’s Israeli legal counsel and granting the Company’s Israeli legal counsel the opportunity to review, comment on and approve the draft application (which approval shall not be unreasonably withheld, delayed or conditioned), and Otonomo and its legal and accounting Representatives shall enable the Company’s Israeli legal counsel to participate in all material discussions and meetings with the ITA relating thereto. To the extent that the Company’s Israeli legal counsel elects not to participate in any such meeting or discussion, then Otonomo or its legal and accounting Representatives shall provide the Company’s Israeli legal counsel with an update of the discussions or meetings held with the ITA. Notwithstanding anything else in this Section 2.2, the text of the applications for, filing relating to, and the final text of the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, as applicable shall be subject to the prior written confirmation of the Company or its counsel, not to be unreasonably withheld, conditioned, or delayed. Otonomo and its counsel and advisors shall not make any application to, or conduct any material negotiation with, the ITA with respect to matters relating to the subject matter of the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, without prior coordination with the Company or its counsel, and will enable Company’s counsel to participate in all discussions and meetings relating thereto.

(l) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Common Stock as may be required pursuant to Section 2.1(a) and any dividends or distributions payable pursuant to Section 2.2(c); provided, however, that the Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a customary agreement of indemnification in form reasonably satisfactory to the Company, or a bond in such sum as the Company may reasonably direct as indemnity, against any claim that may be made against the Company or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF OTONOMO

Otonomo represents and warrants to the Company and Merger Sub as of the Agreement Date and as of the Closing Date (except for those representations and warranties made as of a specific date or time) as follows (except (i) as set forth in the disclosure schedules (which shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure schedules shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent on its face) delivered by Otonomo to the Company and Merger Sub in connection with the execution and delivery of this Agreement (the “Otonomo Disclosure Schedules”) or (ii) as disclosed in all forms, reports, statements and documents filed with or furnished to the SEC by Otonomo (“Otonomo SEC Reports”) on or after February 1, 2021, and publicly available no later than three (3) Business Days prior to the Agreement Date (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), and without regard to any amendment thereto filed after the Agreement Date):

Section 3.1 Organization and Corporate Power.

(a) The Otonomo Organizational Documents, as in effect on the Agreement Date, previously made available by Otonomo to the Company, (i) are true, correct and complete and (ii) are in full force and effect. Otonomo is not in default or violation of any provision of the Otonomo Organizational Documents.

(b) Otonomo is duly formed and organized, validly existing and in good standing (or has the equivalent status under the Laws of its jurisdiction of formation) and has all requisite corporate (or comparable) power and authority to own, lease or operate its assets and properties and to carry on its business as currently conducted.

(c) Otonomo is qualified to do business and is in good standing (or its equivalent, if applicable) in every jurisdiction in which its ownership or lease of property or assets or the conduct of business as currently conducted requires it to qualify, except where the failure to be so qualified or, where relevant, in good standing, (i) has not had and would not, either individually or in the aggregate, reasonably be expected to be material to Otonomo and the Otonomo Subsidiaries, taken as a whole and (ii) has not had and would not, either individually or in the aggregate, reasonably be expected to have, a material adverse effect on the ability of Otonomo to consummate the transactions contemplated by this Agreement, including the Merger, in accordance with the terms of this Agreement.

Section 3.2 Otonomo Subsidiaries.

(a) Schedule 3.2(a) of the Otonomo Disclosure Schedules sets forth an accurate and complete list of each Otonomo Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Otonomo Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by Otonomo in each Otonomo Subsidiary and (iii) the names and type of and percentage interests held by any Person other than Otonomo or an Otonomo Subsidiary in each Otonomo Subsidiary. Otonomo does not own (directly or indirectly) or hold the right to acquire any shares, stock, partnership interest or joint venture interest or other equity or voting interest in, or any securities or obligations convertible into or exchangeable for shares, securities or interests, in any other Person.

(b) Otonomo owns, directly or indirectly, of record and beneficially, all shares, capital stock and other equity interests in each of the Otonomo Subsidiaries, free and clear of all Liens (other than Permitted Liens and Liens arising under applicable Securities Laws), and all such shares, capital stock and other equity interests are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such shares, capital stock and other equity interests). Each Otonomo Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of incorporation, formation or organization, and has all requisite corporate (or comparable) power and authority to own, lease or operate its properties and assets and to carry on its businesses as currently conducted.

(c) Each Otonomo Subsidiary is qualified to do business and is in good standing (or its equivalent, if applicable) in every jurisdiction in which its ownership or lease of property or assets or the conduct of business as currently conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to be material to Otonomo and the Otonomo Subsidiaries, taken as a whole. The copies of the organizational documents, certificate of incorporation (as applicable), by-laws or similar governing documents of each Otonomo Subsidiary, as in effect on the Agreement Date (collectively, the “Otonomo Subsidiaries Organizational Documents”), previously made available by Otonomo to the Company, (i) are true, correct and complete and (ii) are in full force and effect. None of Otonomo Subsidiaries are in default or in violation of any provision of their respective Otonomo Subsidiaries Organizational Documents.

Section 3.3 Authorization; No Conflicts; Approval.

(a) Otonomo has full power and authority to execute and deliver this Agreement and each other Transaction Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to Otonomo Shareholder Approval. The execution, delivery and performance of this Agreement and each other Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite action on the part of Otonomo, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement and the other Transaction Agreements (other than obtaining Otonomo Shareholder Approval, filing appropriate merger documents by Otonomo and obtaining a Certificate of Merger from the Israeli Registrar of Companies as required by the Companies Law). This Agreement and each other Transaction Agreement to which Otonomo is a party has been, or will be at or prior to the Closing, duly and validly authorized, executed and delivered by Otonomo, and assuming that this Agreement and each of the Transaction Agreements to which Otonomo is a party to be executed by Otonomo is a valid and binding obligation of the other parties hereto and thereto, this Agreement and each other Transaction Agreement to which Otonomo is a party constitute, or when so executed and delivered will constitute, legal, valid and binding obligations of Otonomo, enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity (the “Enforceability Exceptions”).

(b) The execution, delivery and performance of this Agreement and each of the Transaction Agreements to be executed by Otonomo and the consummation of the transactions contemplated hereby and thereby, or compliance by Otonomo with any of the provisions hereof or thereof, do not and will not (x) assuming the Otonomo Shareholder Approval is obtained, conflict with or result in any violation of any provision of the Otonomo Organizational Documents, (y) result in a breach or violation of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent or approval or right of first offer or refusal under, any Otonomo Material Contract, or result in the creation of a Lien on any material property or asset of Otonomo or any Otonomo Subsidiary, and (z) subject to the approvals and filings set forth in this Agreement and assuming Otonomo

Shareholder Approval is obtained, conflict with or violate any outstanding judgment, order or decree, any applicable Law, or any rule or regulation of any securities exchange on which Otonomo Shares are listed for trading, in each case applicable to Otonomo or any Otonomo Subsidiary or any of the material properties or assets of Otonomo or any Otonomo Subsidiary, except, in the case of clauses (y) and (z) above, for any such conflicts, violations, breaches, defaults or other occurrences which are not reasonably expected, individually or in the aggregate, to be material to Otonomo and the Otonomo Subsidiaries, taken as a whole.

(c) The affirmative vote (or action by written consent) of the majority of the votes cast by the holders of the Otonomo Shares that are present and voting in person or by proxy (including by voting deed) at a quorate general meeting and compliant with the provisions of Section 320(c) of the Companies Law (the “Otonomo Shareholder Approval”) is the only vote or consent of the holders of any class or series of Otonomo Shares necessary to adopt or approve this Agreement, the other Transaction Agreements to which Otonomo is a party, and the other transactions contemplated by this Agreement.

(d) The Otonomo Board, at a meeting duly called and held in compliance with the requirements of the Companies Law and the Otonomo Organizational Documents, has unanimously (i) determined that the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders, (ii) approved this Agreement, the Merger and the other actions contemplated by this Agreement, and has deemed this Agreement advisable, (iii) determined that considering the financial position of the merging companies, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of Otonomo to its creditors, and (iv) approved and determined to recommend the approval and adoption of this Agreement, the approval of the Merger and thereby approval of the transactions contemplated by this Agreement to the shareholders of Otonomo (collectively, the “Otonomo Recommendation”).

(e) No insolvency, freeze of proceedings or similar proceedings have been applied for or instituted, nor is any such proceeding legally required to be initiated, against a material portion of the assets of any Otonomo Subsidiary. No Otonomo Subsidiary has ceased or suspended its payments (Zahlungen eingestellt) nor entered into or offered any debt settlement agreements or similar arrangements with creditors.

Section 3.4 Capitalization.

(a) Schedule 3.4(a) of the Otonomo Disclosure Schedules sets forth, as of the Agreement Date, a true, correct and complete list of the number and class of issued and outstanding shares, shares of capital stock or any other equity or voting securities interests of Otonomo and each Otonomo Subsidiary (collectively, “Otonomo Securities”) and, to the Knowledge of Otonomo, with respect to any 102 Otonomo Shares, lists the name of the beneficial shareholder, the date of grant of the 102 Award under which the shares were issued, the date of deposit of the 102 Award with the 102 Trustee, including the date of deposit of the board resolution and award agreement.

(b) All the issued and outstanding share capital and other equity or voting securities or interests of Otonomo or any Otonomo Subsidiary (i) have been duly authorized and are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such equity interests) and free of preemptive rights, (ii) were issued in all material respects in compliance with applicable Law, (iii) were issued in compliance with the Otonomo Organizational Documents or the respective Otonomo Subsidiaries Organizational Documents (as applicable), and (iv) were not issued in material breach or violation of any Contract or in breach or violation of any preemptive right or right of first refusal, rights of first offer or similar rights. There are no outstanding options, warrants, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities, options or rights convertible into or exercisable or exchangeable for, any shares or securities or interests containing any equity features of Otonomo or any Otonomo Subsidiary, or Contracts, commitments, understandings or arrangements, by which Otonomo or any Otonomo Subsidiary is or may become bound to issue additional shares or other equity or voting securities or interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any shares or other equity or voting securities or interests.

(c) There are no securities or rights of Otonomo or any Otonomo Subsidiary, or Contracts, commitments, understandings or arrangements by which Otonomo or any Otonomo Subsidiary is bound obligating any of them to redeem or otherwise acquire any of their respective shares, shares of capital stock or other equity securities or interests. Neither Otonomo nor any of the Otonomo Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for shares or securities having the right to vote) with the share or equity holders of Otonomo or any Otonomo Subsidiary on any matter. There are no voting trusts or other agreements or understandings to which Otonomo or any Otonomo Subsidiary is a party with respect to the voting of their respective shares, shares of capital stock or other equity or voting securities or interests.

(d) Except as necessary to give effect to the Merger and the other transactions contemplated by this Agreement, there are no (i) Otonomo Securities or (ii) options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by Otonomo or any Otonomo Subsidiary (x) relating to any issued or unissued share capital or equity interest of Otonomo or any Otonomo Subsidiary, (y) obligating Otonomo or any Otonomo Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in, Otonomo or any Otonomo Subsidiary or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of share capital of Otonomo or any Otonomo Subsidiary (each of (x), (y) and (z), collectively, “Otonomo Share Rights”). All outstanding Otonomo Shares are, and all Otonomo Shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Otonomo or any Otonomo Subsidiary to repurchase, redeem or otherwise acquire any share capital or equity interest of Otonomo (including any Otonomo Shares) or any Otonomo Subsidiary or any Otonomo Share Rights or to pay any dividend or make any other distribution in respect thereof or to provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person other than pursuant to the Otonomo Equity Plans.

(e) Schedule 3.4(e) of the Otonomo Disclosure Schedules contains a true, complete and correct list, as of the Agreement Date, of, with respect to each Otonomo RSU Award, Otonomo Stock Option and Otonomo Warrant, as applicable, (i) the number of Otonomo Shares subject thereto, (ii) the grant date, (iii) the expiration date, (iv) the exercise or base price, (v) applicable vesting schedule, (vi) the names of the holders thereof, (vii) the particular plan pursuant to which such Otonomo Stock Option or Otonomo RSU Award was granted, (viii) whether the Otonomo Stock Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option, (ix) the location of such holder, (x) whether each such Otonomo Stock Option and Otonomo RSU Award was granted pursuant to Section 3(i) or Section 102 of the Ordinance (and specifying the subsection of Section 102 or the tax regimes of other jurisdictions), and (xi) with respect to 102 Awards the date of deposit of the 102 Award with the 102 Trustee, including the date of deposit of the board resolution and award agreement. No holder of Otonomo Stock Options has the ability to early exercise any Otonomo Stock Options for shares of restricted stock under the applicable Otonomo Equity Plan or any other Contract relating to such Otonomo Stock Options. The terms of the applicable Otonomo Equity Plan and the applicable agreements for each Otonomo Stock Option and for each Otonomo RSU Award permit the treatment of such awards as provided in Section 2.1(d) above without the consent or approval of the holders of such securities, the shareholders of Otonomo or otherwise.

(f) Schedule 3.4(f) of the Otonomo Disclosure Schedules sets forth, as of the Agreement Date, each Person with an offer letter or other Contract that contemplates a grant of Otonomo Stock Options, a grant of Otonomo RSU Awards or grant or issuance of other securities of Otonomo (including, as applicable, the number, series and class of shares, intended exercise price (had the applicable Otonomo Stock Option been granted in the ordinary course of business based on the offer letter or other Contract contemplating such grant, as applicable, that was executed by Otonomo or the applicable Otonomo Subsidiary or otherwise in the ordinary course of business in the absence of this Agreement and the transactions contemplated hereby) and vesting schedule (including, any accelerated vesting) if applicable), or to whom Otonomo has made a binding commitment to grant Otonomo Stock Options, Otonomo RSU Awards or other securities of Otonomo, which have not been granted or issued as of the Agreement Date (together, the “Ungranted Awards”).

Section 3.5 SEC Reports; Financial Statements.

(a) Otonomo has timely filed all Otonomo SEC Reports required to be filed with the SEC since February 1, 2021, each of which has complied in all material respects with the applicable requirements of the Securities Act and the applicable rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Otonomo SEC Report filed or furnished to the SEC by Otonomo, and in either case, publicly available prior to the Agreement Date (each, an “Otonomo Filed SEC Report”). None of Otonomo Filed SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed or currently contains any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Otonomo Filed SEC Report. Since February 1, 2021, neither Otonomo nor any Otonomo Subsidiary has received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the Otonomo Filed SEC Reports (including the financial statements included therein) that are not resolved, or, as of the Agreement Date, has received any written notice from the SEC or other Governmental Authority that such Otonomo Filed SEC Reports (including the financial statements included therein) are being reviewed or investigated, and, to the Otonomo’s Knowledge, there is not, as of the Agreement Date, any investigation or review being conducted by the SEC or any other Governmental Authority of any Otonomo SEC Documents (including the financial statements included therein). No Otonomo Subsidiary is required to file any forms, reports or other documents with the SEC.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Otonomo Filed SEC Report, all of the financial statements included in any Otonomo Filed SEC Report, in each case, including any related notes and schedules thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Otonomo Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with the United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments which are not reasonably expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect). The consolidated balance sheets (including the related notes) included in such Otonomo Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Otonomo Filed SEC Report) fairly present, in all material respects, the consolidated financial position of Otonomo and the Otonomo Subsidiaries at the respective dates thereof, and the consolidated statements of operations, shareholders’ equity and cash flows (in each case, including the related notes) included in such Otonomo Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Otonomo Filed SEC Report) fairly present, in all material respects, the consolidated statements of operations, shareholders’ equity and cash flows of Otonomo and the Otonomo Subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments which are not reasonably expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect.

(c) Each of the principal executive officer of Otonomo and the principal financial officer of Otonomo (or each former principal executive officer of Otonomo and each former principal financial officer of

Otonomo, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Otonomo Filed SEC Reports, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Otonomo nor any Otonomo Subsidiary has any outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(i) Otonomo maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Otonomo’s assets.

(ii) Otonomo’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Otonomo in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Otonomo’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Otonomo required under the Exchange Act with respect to such reports.

(iii) Neither Otonomo nor any Otonomo Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, including any contract or arrangement relating to any transaction or relationship between or among Otonomo or any Otonomo Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Otonomo or the Otonomo Subsidiary in Otonomo’s or any Otonomo Subsidiary’s published financial statements or other Otonomo Filed SEC Reports.

(iv) Since February 1, 2021, Otonomo has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in Otonomo’s internal control over financial reporting. There is no outstanding “significant deficiency” or “material weakness” which Otonomo’s independent accountants certify has not been appropriately and adequately remedied by Otonomo. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2, as in effect on the Agreement Date.

Section 3.6 No Material Adverse Effect; Absence of Certain Developments.

(a) Since December 31, 2021, through the Agreement Date, there has not been any Otonomo Material Adverse Effect.

(b) Except in connection with the transactions contemplated hereby, since December 31, 2021 through the Agreement Date, Otonomo and each Otonomo Subsidiary has conducted its business in the ordinary course of business consistent with past practice.

Section 3.7 Title to Properties.

(a) Otonomo and each Otonomo Subsidiary owns good and valid title to, or holds a valid leasehold interest in, all of the material tangible personal property used by it in the conduct of its business, free and clear of all Liens, except for Permitted Liens. Each such item of material tangible personal property is in all material respects in operable condition and repair, subject to normal wear and tear, ongoing repairs, restorations or refurbishments in the ordinary course and obsolescence in the ordinary course.

(b) Neither Otonomo nor any Otonomo Subsidiary owns any real property, nor has Otonomo or any Otonomo Subsidiary ever owned any real property. Schedule 3.7(b) of the Otonomo Disclosure Schedules contains a list of all real property leased, subleased or occupied by Otonomo and each Otonomo Subsidiary as of the Agreement Date (the “Otonomo Leased Real Property”). Other than the Otonomo Leased Real Property, there is no other real property for which Otonomo or any Otonomo Subsidiary has any material liability. Otonomo has delivered to the Company a true and complete copy of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Otonomo Leased Real Property, including all amendments, terminations and modifications thereof (each, an “Otonomo Lease”). With respect to each Otonomo Lease: (i) either Otonomo or the relevant Otonomo Subsidiary has a valid and enforceable leasehold interest in each parcel or tract of real property leased by Otonomo or the relevant Otonomo Subsidiary (in accordance with the terms of such Otonomo Leases, subject to the Enforceability Exceptions), which has been registered with the appropriate authority where required in accordance with the laws of the relevant jurisdiction; (ii) neither Otonomo nor any Otonomo Subsidiary has received written notice of any existing material defaults thereunder by Otonomo or any Otonomo Subsidiary (as applicable) nor, to the Knowledge of Otonomo, are there any existing material defaults by the lessor, sublessor or other counterparty thereof; (iii) no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default thereunder by Otonomo or any Otonomo Subsidiary (as applicable) or, to the Knowledge of Otonomo, any other party thereto; and (iv) the Otonomo Leased Real Property is in good operating condition and repair, free from structural, physical and mechanical defects, in all material respects is maintained in a manner consistent with standards generally followed with respect to similar properties. Otonomo or an Otonomo Subsidiary currently occupies all of the Otonomo Leased Real Property for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Otonomo Leased Real Property. Neither Otonomo nor any Otonomo Subsidiary could be required to expend more than $50,000 in causing any Otonomo Leased Real Property to comply with the surrender conditions set forth in the applicable Otonomo Lease (excluding moving costs, costs to removal personal property and cabling removal costs).

Section 3.8 Tax Matters.

(a) Otonomo and the Otonomo Subsidiaries have timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required by Law to be filed by Otonomo or any Otonomo Subsidiary, and all such Tax Returns remain, true, correct and complete in all material respects. All income and other material Taxes due (whether or not shown on any Tax Return) have been timely paid, other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of Otonomo or any Otonomo Subsidiary.

(b) Each of Otonomo and any Otonomo Subsidiary has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or deemed paid or owed to any employee, independent contractor, creditor, shareholder or any other Person (including, for the avoidance of doubt, any Taxes with respect to the cash out or conversion of any convertible loan or debt, warrant, option, SAFE or any other debt or equity instrument into Otonomo Shares), (ii) timely remitted such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with all applicable Laws with respect to Tax withholding.

(c) Neither Otonomo nor any Otonomo Subsidiary is currently engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither Otonomo nor any Otonomo Subsidiary has received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the Knowledge of Otonomo, no such dispute or claim is pending. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Otonomo or any Otonomo Subsidiary.

(d) There are no Liens with respect to Taxes on any of the assets of Otonomo or any Otonomo Subsidiary, other than Permitted Liens.

(e) Neither Otonomo nor any Otonomo Subsidiary has received a written claim from a jurisdiction where it does not file a Tax Return that it is or may be subject to Taxes by, or may be required to file Tax Returns with respect to such Taxes in, such jurisdiction, which claim has not been resolved. Neither Otonomo nor any Otonomo Subsidiary has or ever had a branch, office, a fixed place of business or other permanent establishment (as such term is defined in an applicable double tax treaty) in any country other than its country of incorporation.

(f) Neither Otonomo nor any Otonomo Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or similar provision of state, local or foreign Law).

(g) Other than in connection with the transactions contemplated hereby, neither Otonomo nor any Otonomo Subsidiary has requested, entered into, been issued or received any ruling or determination related to Taxes from any Governmental Authority that would reasonably be expected to affect Otonomo’s or any Otonomo Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

(h) Neither Otonomo nor any Otonomo Subsidiary (i) has any material liability for the Taxes of any Person (other than Otonomo or another Otonomo Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor or by Contract (except for any such agreements that are commercial contracts not primarily relating to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Otonomo or any Otonomo Subsidiary.

(i) Neither Otonomo nor any Otonomo Subsidiary is a party to, or bound by, or has any material obligation with respect to Taxes of any Person (other than Otonomo or another Otonomo Subsidiary) under any Tax allocation, Tax sharing, Tax indemnification or similar agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) Within the past two years, neither Otonomo nor any Otonomo Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or a similar provision of state, local or non-U.S. Tax Law).

(k) Otonomo was not a passive foreign investment company, as defined in Section 1297(a) of the Code (“PFIC”) for the 2021 taxable year. To the Knowledge of Otonomo, Otonomo was a PFIC for its taxable year ending on December 31, 2022.

(l) All material documentation required by relevant transfer pricing laws has been timely prepared or obtained and, if necessary, retained by Otonomo and each of the Otonomo Subsidiaries.

(m) Otonomo and each Otonomo Subsidiary is registered (where required) for the purposes of VAT. Neither Otonomo nor any Otonomo Subsidiary (i) has made any exempt transactions (as defined in the Israeli Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all Israeli VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has failed to collect and remit to the relevant Tax authority all output Israeli VAT which it is required to collect and remit under any applicable Law, and (iii) has received a refund for input Israeli VAT for which it is not entitled under any applicable Law.

(n) Neither Otonomo nor any Otonomo Subsidiary is aware of the existence of or has Knowledge of any fact, agreement, plan or circumstance, or has taken, agreed, or omitted to take any action, that would reasonably be expected to prevent or impede the Intended U.S. Tax Treatment.

(o) Otonomo and the Otonomo Subsidiaries comply in all material respects with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder.

(p) Neither Otonomo nor any of the Otonomo Subsidiaries is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

(q) Neither Otonomo nor any of the Otonomo Subsidiaries (i) has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, or (ii) is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax law, and including with respect to VAT.

(r) Otonomo is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(s) Otonomo has provided to the Company all material documentation relating to any applicable Tax holidays or incentives. Otonomo is in compliance with all material terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sharing arrangement or order of any relevant Governmental Authority and, the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption, Tax holiday or other Tax-sharing arrangement or order. Otonomo has never made any election to be treated or claimed any benefits as “Beneficial Enterprise” (Mifaal Mutav) or “Approved Enterprise” (Mifaal Meushar) or otherwise nor did it take any position of being a “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 1959. Otonomo has not taken any position that it meets the requirements under the so called “The Angels Law” pursuant to Section 20 of the 2011-2012 Economic Policy Law (Legislation Amendments), 2011 and any amendments thereto.

(t) Each Otonomo Equity Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) and 102(b)(3) of the Ordinance (each, a “Section 102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All 102 Securities which were issued under any Section 102 Plan were and are currently in compliance in all respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA.

(u) Otonomo and the Otonomo Subsidiaries do not infringe or violate any term or condition for the validity or effectiveness of any ruling or other written agreement with the ITA, and is in full compliance with such ruling or agreement, and the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of such rulings or agreement.

(v) No Contract, agreement or arrangement between Otonomo and any Otonomo Service Provider is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state Law equivalent), Section 457A of the Code (or any state Law equivalent) and, in each case, the regulations and guidance thereunder (“Section 409A”). No Otonomo Stock Option or other stock right of Otonomo (as defined in U.S. Treasury Regulation 1.409A-1(l)) (A) has an exercise price that has been or may be less than the fair market value of the underlying stock as of the date such option or right was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, (C) has been granted with respect to any class of stock of Otonomo that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A), or (D) has ever been accounted for other than fully in accordance with GAAP in Otonomo’s audited financial statements.

(w) The Bridge Loans provided by Otonomo to the Company pursuant to Section 5.28, if any, (i) reflect arm’s length terms in all respects and (ii) are treated as indebtedness for Tax purposes under the Tax Laws of the United States and Israel.

(x) No Subsidiary of Otonomo owns, directly or indirectly, any Otonomo Shares.

(y) Notwithstanding any other provision in this Agreement, the representations and warranties in Section 3.5, Section 3.8 and Section 3.14 (to the extent expressly related to Taxes) are the sole and exclusive representations and warranties of Otonomo and the Otonomo Subsidiaries in respect of Taxes.

Section 3.9 Contracts and Commitments.

(a) Other than any Otonomo Benefit Plan and except as set forth on Schedule 3.9(a) of the Otonomo Disclosure Schedules and, without any requirement of listing any “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) that is filed as an exhibit, without any redactions and including schedules and exhibits, to the Otonomo SEC Reports prior to the Agreement Date, neither Otonomo nor any Otonomo Subsidiary is, as of the Agreement Date, a party to (collectively, the “Otonomo Material Contracts”):

(i) any collective bargaining agreement or other Contract with any labor union, labor organization, works council, employee representative body or other similar labor organization (each, a “Union”);

(ii) any Contract or indenture or similar instrument relating to Indebtedness of Otonomo or any Otonomo Subsidiary (without regard to clause (2) in the last sentence of the definition thereof) or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of Otonomo or any Otonomo Subsidiary;

(iii) any guaranty by Otonomo or any Otonomo Subsidiary of any obligation for Indebtedness (without regard to clause (2) in the last sentence of the definition thereof) or other material guaranty by Otonomo or any Otonomo Subsidiary;

(iv) any Otonomo Lease;

(v) any individual lease or other Contract under which Otonomo or any Otonomo Subsidiary is lessee of, or holds or operates any personal property, owned by any other party, for which the annual rental exceeds $1,000,000;

(vi) any individual lease or other Contract under which Otonomo or any Otonomo Subsidiary is lessor of or permits any third party to hold or operate any personal property for which the annual rental exceeds $1,000,000;

(vii) any material Intellectual Property Agreements, other than (A) Non-Negotiated Vendor Contracts; (B) Contracts for the non-exclusive license of Intellectual Property granted by Otonomo or any Otonomo Subsidiary to customers in the ordinary course of business; and (C) Open Source Licenses;

(viii) any Contract that purports to limit the ability of Otonomo or any Otonomo Subsidiary from competing with any Person, operating or doing business in any location, market or line of business (other than, for the avoidance of doubt, any field of use or geographical limitations under Otonomo’s or any Otonomo Subsidiary’s ordinary course license agreements that do not otherwise restrict competition);

(ix) any Contract providing for indemnification by Otonomo or any Otonomo Subsidiary of any Person, except for any such Contracts with reasonable or customary limitations of liability (including exclusions therefrom) that are entered into in the ordinary course of business consistent with past practice;

(x) any Contract that (A) contains any “most favored nation” or similar provision in favor of any other Person, or (B) grants to any other Person any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xi) any Contract that would require the disposition of any material assets or line of business of Otonomo or any Otonomo Subsidiary;

(xii) any joint venture, strategic alliance and similar Contract;

(xiii) any Contract entered into for the settlement of any Action for which Otonomo or any Otonomo Subsidiary has any ongoing liability or obligation;

(xiv) any Contract requiring or providing for any capital expenditure by Otonomo or any Otonomo Subsidiary in excess of $1,000,000;

(xv) any Contract relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) by Otonomo or any Otonomo Subsidiary of any Person or material line of business entered into during the past two (2) years or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business; and

(xvi) any Contract, excluding Otonomo Leases, that requires (A) the payment or delivery by Otonomo or any Otonomo Subsidiary of cash or other consideration in an amount or having a value in excess of $1,000,000 in the aggregate per Contract or series of Contracts with the same party, or (B) the performance of services by Otonomo or any Otonomo Subsidiary having a value in excess of $1,000,000 in the aggregate per Contract or series of Contracts with the same party.

(b) Each Otonomo Material Contract is in full force and effect, and is the legal, valid and binding obligation of either Otonomo or any Otonomo Subsidiary which is party thereto, and, to the Knowledge of Otonomo, of the other parties thereto, enforceable against each of them in accordance with its terms, subject to any Enforceability Exceptions. Neither Otonomo nor any Otonomo Subsidiary is in material breach of, or material default under any Otonomo Material Contract, and, to the Knowledge of Otonomo, the other party to each Otonomo Material Contract is not in material default thereunder. No event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of Otonomo or any Otonomo Subsidiary or, to the Knowledge of Otonomo, any other party under any Contract listed on Schedule 3.9(a) of the Otonomo Disclosure Schedules. No party to any Otonomo Material Contract has given Otonomo or any Otonomo Subsidiary written notice of its intent to terminate or materially modify or amend the terms and conditions of any Otonomo Material Contract, and no party has given Otonomo or any Otonomo Subsidiary written notice of any material claim or dispute with respect to any Otonomo Material Contract or written notice claiming that any other party is in breach of, or default under, any Otonomo Material Contract. Otonomo has made available to the Company true, correct and complete copies of each Otonomo Material Contract, together with all amendments, modifications or supplements thereto. Upon consummation of the transactions contemplated by this Agreement, each Otonomo Material Contract shall remain in full force and effect at the Effective Time without any loss of benefits thereunder and without the need to obtain the consent of any party thereto with respect to the transactions contemplated by this Agreement or any other Transaction Agreement, in each case except for the expiration, termination or cancellation of any Otonomo Material Contract pursuant to its terms as of the Agreement Date.

Section 3.10 Intellectual Property; IT and Privacy Matters.

(a) Schedule 3.10(a) of the Otonomo Disclosure Schedules sets forth a complete and accurate list of all (i) issued patents and pending applications therefore, (ii) trademark and service mark registrations and pending applications therefore, (iii) copyright registrations and pending applications therefore, and (iv) internet domain name registrations, in each case, that are owned or purported to be owned by Otonomo or any of its Subsidiaries (collectively, the “Otonomo Registered Intellectual Property”). For each item of Otonomo Registered Intellectual Property, Schedule 3.10(a) of the Otonomo Disclosure Schedules lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each domain name registration, the applicable domain name registrar, the name of the registrant and the expiration date for the registration. Each item of Otonomo Registered Intellectual Property is Otonomo Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, Otonomo owns all right, title and interest in the Otonomo Intellectual Property free and clear of all Liens, other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, each item of material Otonomo Registered Intellectual Property has been duly registered in, filed in or issued by an official governmental register or issuer (or officially recognized register or issuer) for such Intellectual Property and each such registration, filing, issuance or application, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, each of Otonomo and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for, used or held for use in the conduct of the business of Otonomo and its Subsidiaries in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement by Otonomo, nor the performance of this Agreement by Otonomo, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Otonomo or any of its Subsidiaries in any Otonomo Intellectual Property except as would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, no third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right or other option to acquire ownership or exclusive rights in, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Otonomo Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, neither Otonomo nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither Otonomo nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that Otonomo or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect. To the Knowledge of Otonomo, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Otonomo or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect. Neither Otonomo nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or violation which alleged infringement, misappropriation, dilution or violation, if true, would reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, there are no written orders, judgments, holdings, consents, decrees, settlements or rulings with respect to Otonomo Intellectual Property to which Otonomo or any of its Subsidiaries is bound (excluding, for the avoidance of doubt, ordinary course determinations by the United States Patent and Trademark Office or any equivalent foreign governmental authority).

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect: (i) Otonomo and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Otonomo Intellectual Property, (ii) all Otonomo Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Otonomo, adequate for protection against unauthorized disclosure or use, (iii) to the Knowledge of Otonomo, there has been no unauthorized disclosure of any Otonomo Intellectual Property, (iv) all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Otonomo and its Subsidiaries, who have contributed to or participated in the conception and development of Intellectual Property for such entities (“IP Contributor”) have entered into valid and binding proprietary rights agreements with Otonomo or any of its Subsidiaries assigning such Intellectual Property to Otonomo or any of its Subsidiaries, except for such rights which cannot be assigned under applicable law (including, with regards to Israeli employees, waiving all non-assignable rights (including moral rights) and any right to receive royalties or compensation under applicable law with respect to such Intellectual Property), and (v) no IP Contributor has asserted, nor has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Otonomo Intellectual Property (other than payments which are required to be paid in the ordinary course of business to employees and service providers of Otonomo or any of its Subsidiaries for the development of Otonomo Intellectual Property).

(e) No IP Contributor from Israel is or has performed services for, was engaged by or with, or otherwise is or was under restrictions resulting from any IP Contributor’s relations with, any third party including, without limitation, any Governmental Authority (including the Israeli Defense Force), university, college or other academic or educational institution or research center during the time such IP Contributor is or was so involved in, or contributing to the creation or development of any Otonomo Intellectual Property.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, neither Otonomo nor any of its Subsidiaries has used, modified, linked to or distributed any Open Source Software in a manner that: (i) requires the disclosure, licensing or distribution of any source code for any Otonomo Product (other than with respect to any such Open Source Software itself); (ii) imposes any restriction on the consideration to be charged for the distribution of any Otonomo Products; or (iii) creates obligations for Otonomo or any of its Subsidiaries with respect to the Otonomo Products (other than with respect to any such Open Source Software itself), or grants to any third party any rights or immunities under any Otonomo Intellectual Property.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect: (i) no source code for any Otonomo Products has been delivered, licensed or made available to any escrow agent or other Person who was not, as of the time thereof, an employee or independent contractor of Otonomo or any of its Subsidiaries subject to reasonably customary and enforceable confidentiality and limited use obligations, (ii) neither Otonomo nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Otonomo Products to any escrow agent or other Person, and (iii) to the Knowledge of Otonomo, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code for any Otonomo Products to any other Person who is not, as of the Agreement Date, an employee or independent contractor of Otonomo or any of its Subsidiaries subject to reasonably customary and enforceable confidentiality and limited use obligations.

(h) No funding, facilities, or, to Otonomo’s Knowledge, personnel of any Governmental Authority were used by Otonomo to develop or create, in whole or in part, any Otonomo Intellectual Property in a manner that grants to such Governmental Authority any present or contingent rights or license with respect to any Otonomo Intellectual Property.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, neither Otonomo nor any of its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards organization, body, working group or any similar organization that requires Otonomo or any of its Subsidiaries to grant or offer to any Person any license or right to any Otonomo Intellectual Property or to refrain from enforcing any Otonomo Intellectual Property.

(j) Neither Otonomo nor any Subsidiary of Otonomo is a party to any Contract which, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to (1) except as would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, any Otonomo Intellectual Property existing prior to the Closing Date, or (2) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any Company Intellectual Property (for clarity, not including Otonomo Intellectual Property) existing prior to the Closing Date.

(k) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, (i) the Otonomo IT Assets operate in all material respects in accordance with their documentation and functional specifications and as required by Otonomo and its Subsidiaries to operate the business of Otonomo and its Subsidiaries as presently conducted and have not, since October 1, 2019, materially malfunctioned or failed, (ii) Otonomo and its Subsidiaries have implemented appropriate measures to protect the confidentiality and security of such Otonomo IT Assets and information transmitted, stored or contained therein against any unauthorized use, access, interruption or corruption and (iii) Otonomo and its Subsidiaries have implemented commercially reasonable and regularly tested data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Otonomo IT Assets and information transmitted, stored or contained therein.

(l) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, (i) all material Otonomo IT Contracts are valid, binding and in full force and effect and Otonomo and the Otonomo Subsidiaries (as applicable) comply and have complied with all material Otonomo IT Contracts in all material respects and (ii) no notices of breach or termination have been served on or by Otonomo or the Otonomo Subsidiaries in respect of any Otonomo IT Contracts and there are and have been no claims, disputes or proceedings arising or threatened under any Otonomo IT Contracts.

(m) Otonomo and each of its Subsidiaries, and to the Knowledge of Otonomo, all vendors, partners, or other third parties that Process Personal Information on behalf of, or that otherwise share Personal Information with, Otonomo or any of its Subsidiaries (in the case of such vendors, partners, and other third parties, relating to Otonomo or any of its Subsidiaries) (“Otonomo Data Partners”) are, and have at all times during the past three (3) years been, in compliance in all material respects with all (i) Privacy Laws, (ii) Otonomo’s and its Subsidiaries’ policies, representations, and notices (collectively, the “Otonomo Privacy Notices”), (iii) the requirements of any industry standard or self-regulatory organization by which Otonomo or any of its Subsidiaries is bound, and (iv) contractual commitments by which Otonomo or any of its Subsidiaries is bound, in each case of (ii) – (iv), relating to privacy, data protection, security, or the Processing of Otonomo Data (collectively, (i) – (iv), “Otonomo Privacy Obligations”). Otonomo and each of its Subsidiaries has at all applicable times during the past three (3) years provided all material notices and obtained all material authorizations, consents, and rights, in compliance in all material respects with Otonomo Privacy Obligations, to Process Otonomo Data as Processed by or for Otonomo or any of its Subsidiaries.

(n) Otonomo and each of its Subsidiaries has implemented and maintained reasonable and appropriate physical, technical and organizational measures designed to protect the Otonomo IT Assets and Otonomo Data. There has been no (i) material security incident, breach, or successful ransomware, denial of access attack, denial of service attack, hacking, or similar event with respect to any Otonomo IT Asset, nor

(ii) any material unauthorized, accidental, or unlawful access to, or destruction, loss, alteration disclosure, or other Processing of, Otonomo Data (each, in the case of (i) and (ii), an “Otonomo Security Incident”). None of Otonomo or any of its Subsidiaries, nor, to the Knowledge of Otonomo, the Otonomo Data Partners, has made, or been required to make, any disclosure or notification to any Person under any Otonomo Privacy Obligation in connection with any Otonomo Security Incident. None of Otonomo or any of its Subsidiaries has received any notification from any Governmental Authority or other Person of any material Action relating to privacy, data protection, security, or the Processing of Otonomo Data or that alleged any violation of any Otonomo Privacy Obligation. To the Knowledge of Otonomo, there has never been any audit, investigation, or enforcement action (including any fines or other sanctions) by any Governmental Authority or other Person relating to any Otonomo Security Incident or violation of any Otonomo Privacy Obligation.

Section 3.11 Litigation. In the last three (3) years, there have not been, and there are no Actions pending or, to the Knowledge of Otonomo, threatened against Otonomo or any Otonomo Subsidiary or any of their respective properties, rights, assets, officers, directors, or employees (in their capacity as such), at law or in equity, or before or by any Governmental Authority (a) seeking to prevent or materially delay the ability of Otonomo to consummate the transactions contemplated hereby or (b) that would, individually or in the aggregate, reasonably be expected to be material to Otonomo and the Otonomo Subsidiaries, taken as a whole. Neither Otonomo or any of its rights, assets and properties nor any Otonomo Subsidiary or any of its rights, assets and properties is subject to any outstanding Governmental Order as of the Agreement Date.

Section 3.12 Undisclosed Liabilities. Except for (a) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of Otonomo as of December 31, 2021 (including the notes to such balance sheet), (b) Liabilities incurred in the ordinary course of business and consistent with past practice since December 31, 2021 (none of which are Liabilities related to a breach of Contract, breach of warranty, tort, infringement, or violation of applicable Law), and (c) Transaction Expenses, Indebtedness, and Taxes, neither Otonomo nor any Otonomo Subsidiary has any material Liabilities, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Otonomo (or disclosed in the notes to such balance sheet).

Section 3.13 Governmental Consents. Except for the requirements of Securities Laws, Nasdaq and any other regulations that are required for the consummation of the transactions contemplated hereby, no consent, approval, order or authorization of, or registration, declaration, notification or filing with, any Governmental Authority (collectively, “Governmental Filings”) is necessary or required (insofar as any such consent, approval, order or authorization, registration, declaration, notification or filing is required to be sought by Otonomo) in connection with any of the execution, delivery or performance of this Agreement or the other Transaction Agreements to be executed by Otonomo or any Otonomo Subsidiary or the consummation by Otonomo or any Otonomo Subsidiary of the transactions contemplated hereby or thereby.

Section 3.14 Employee Benefit Plans.

(a) Schedule 3.14(a)(i) of the Otonomo Disclosure Schedules sets forth a complete list, as of the Agreement Date, of each material Otonomo Benefit Plan (other than any individual employment offer letters or individual equity awards that follow the forms set forth on Schedule 3.14(a) of the Otonomo Disclosure Schedules in all material respects), separately identifying any Otonomo Non-U.S. Benefit Plan. With respect to each material Otonomo Benefit Plan, Otonomo has made available to the Company true, complete and correct copies of, as applicable: (i) all material plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto or, with respect to any Otonomo Benefit Plan that has not been reduced to writing, a description of the material terms thereof; (ii) the most recent summary plan description, including any summary of material modifications; (iii) the most recent annual report (Form 5500) filed with the IRS Internal Revenue Service (the “IRS”); (iv) the most recently received IRS determination or opinion letter (or, for any Otonomo Non-U.S. Benefit Plan, any similar determination by an applicable Governmental Authority); (v) the most recent summary annual report, actuarial report or other financial statement relating to such Otonomo

Benefit Plan; (vi) all material records, notices and filings concerning IRS or U.S. Department of Labor audits or investigations; and (vii) all material, non-routine communications relating to any Otonomo Benefit Plan with any Governmental Authority in the last year.

(b) Each Otonomo Benefit Plan (including, without limitation, any Otonomo Non-U.S. Benefit Plan) has been maintained, operated and administered in all material respects in compliance in form and operation with its terms and all applicable Laws, including, if applicable, ERISA and the Code. There are no material Actions (other than routine claims for benefits) pending or, to the Knowledge of Otonomo, threatened against, by or on behalf of any Otonomo Benefit Plan or, to the Knowledge of Otonomo, any administrator or fiduciary thereof. With respect to each Otonomo Benefit Plan, all contributions and premium payments for all time periods ending on or prior to the Effective Time have been paid or made in full, or, to the extent not yet due, properly accrued on Otonomo’s financial statements in accordance with GAAP except as would not reasonably be expected to result in a material liability to Otonomo and the Otonomo Subsidiaries, taken as a whole. Except as would not reasonably be expected to result in an Otonomo Material Adverse Effect, neither Otonomo nor any Otonomo Subsidiary nor, to the Knowledge of Otonomo, any of their respective agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Otonomo Benefit Plan.

(c) Each Otonomo Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Otonomo Benefit Plan and, to the Knowledge of Otonomo, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Otonomo Benefit Plan. Each trust established in connection with any Otonomo Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event(s)) would reasonably be expected to: (i) result in any material payment to any Otonomo Service Provider, (ii) result in the acceleration of the time of payment or the funding or vesting of any payment of compensation or benefits to any Otonomo Service Provider, or (iii) materially increase the amount payable to an Otonomo Service Provider pursuant to any of the Otonomo Benefit Plans, including without limitation, any Otonomo Non-U.S. Benefit Plans.

(e) No amount that could be, or has been, received by any Otonomo Service Provider under any Otonomo Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement would, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise Tax under Section 4999 of the Code.

(f) Neither Otonomo nor any Otonomo Subsidiary has any current or contingent obligation to make a “gross-up” or similar payment or reimbursement in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.

(g) Neither Otonomo nor any Otonomo Subsidiary nor any Otonomo ERISA Affiliate thereof, either currently or within the past six (6) years, maintains or maintained, contributes or contributed to, sponsors or sponsored or otherwise has or had any liability or obligation (contingent or otherwise) with respect to (i) a “multiemployer plan” subject to ERISA that is described in Section 3(37) of ERISA, (ii) a pension plan subject to Title IV of ERISA or Sections 412 or 430 of the Code (or similar provision of state, local or foreign Law), or (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) a “voluntary employee benefit association” (within the meaning of Section 501(c)(9) of the Code). No liability under Title IV of ERISA has been or, to the Knowledge of Otonomo, is reasonably expected to be incurred by Otonomo nor any Otonomo Subsidiary.

(h) Neither Otonomo nor the Otonomo Subsidiaries is obligated to provide coverage under any retiree or post-employment health, accident, disability or life or other welfare insurance to any Person (or any spouse, beneficiary or dependent thereof), other than health continuation coverage to the extent required by Law or for which the recipient pays the full cost of coverage.

(i) None of Otonomo, any Otonomo Subsidiaries or any of their respective Otonomo ERISA Affiliates has at any time maintained, established, sponsored, participated in or contributed to, and no Otonomo Benefit Plan is, a self-insured plan that provides medical, dental or similar healthcare benefits to employees (including any such plan pursuant to which a stop-loss policy or Contract applies). No Otonomo Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(j) Each Otonomo Benefit Plan maintained, sponsored or contributed to for the benefit of Otonomo Service Providers located outside of the United States (each, an “Otonomo Non-U.S. Benefit Plan”) except as would not reasonably be expected to result in a material liability to Otonomo and the Otonomo Subsidiaries, taken as a whole, (i) complies in all respects with applicable Law, (ii) is funded or book reserved, as appropriate, to the extent such Otonomo Non-U.S. Benefit Plan is required by Law or the terms of the plan to be funded or book-reserved, (iii) has been registered to the extent required, and has been maintained in good standing with applicable Governmental Authorities, and (iv) if required by Law or the terms of such Otonomo Non-U.S. Benefit Plan to qualify for special Tax treatment, meets all requirements for such treatment. No Otonomo Non-U.S. Benefit Plan contains or has ever contained a “defined benefit provision” or otherwise provided any defined benefit pensions.

(k) Otonomo’s or any Israeli Otonomo Subsidiary’s obligation to provide statutory severance pay to its employees pursuant to the Severance Pay Law (5723-1963) are fully covered by the Section 14 Arrangement under the Israeli Severance Pay Law – 1963 (the “Section 14 Arrangement”) or reflected in the Otonomo Financial Statements. The Section 14 Arrangement was properly applied in accordance with all applicable Israeli law (including, in accordance with the terms of the general permit issued by the Israeli Labor Minister and the terms of the applicable extension orders) regarding all current Israeli employees, based on their full salaries as of the commencement date of their employment.

Section 3.15 Insurance.

(a) Schedule 3.15 of the Otonomo Disclosure Schedules sets forth each material insurance policy maintained by Otonomo and the Otonomo Subsidiaries on their properties, assets, products, business or personnel (other than policies underlying any Otonomo Benefit Plans) with respect to the policy period that includes the Agreement Date (the “Otonomo Insurance Policies”). True and complete copies of the Otonomo Insurance Policies have been delivered or made available to the Company. All such Otonomo Insurance Policies (i) are in full force and effect and shall be outstanding and in full force and effect without interruption at and after the Effective Time until their respective termination dates or until their earlier termination by the respective insurers or by the Otonomo pursuant to their terms, (ii) all premiums with respect thereto covering all periods up to the Effective Time will have been paid, and (iii) shall otherwise be maintained by Otonomo and the Otonomo Subsidiaries in full force and effect in all material respects as they apply to any matter, action or event relating to Otonomo and the Otonomo Subsidiaries occurring through the Effective Time. Neither Otonomo nor any Otonomo Subsidiary has received a written notice of cancellation of, or communication of default under, any of the Otonomo Insurance Policies or of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any of the Otonomo Insurance Policies or refusal of any coverage or rejection of any claim under any such policy or any material changes that are required in the conduct of the business of Otonomo or any Otonomo Subsidiary as a condition to the continuation of coverage under, or renewal of, any of the Otonomo Insurance Policies. Neither Otonomo nor any Otonomo Subsidiary is in default with respect to any provision contained in any Otonomo Insurance Policy or has failed to give any notice or present any claim under any Otonomo Insurance Policy in due and timely fashion. There is no pending claim by Otonomo or any Otonomo Subsidiary against any insurance carrier under any such insurance policy for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

(b) Otonomo and each of the Otonomo Subsidiaries are, and continually since the later of December 31, 2021 or the date of acquisition by Otonomo with respect to any Otonomo Subsidiaries have been, insured against such losses and risks and in such amounts as are customary in the business in which they are engaged and as required by applicable Law, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect.

Section 3.16 Environmental Matters.

(a) Otonomo and the Otonomo Subsidiaries are, and have been during the past three (3) years, in compliance in all material respects with all Environmental Laws, which compliance includes the possession of and compliance with all permits required under Environmental Laws, applicable to their operations and their occupancy of the real property listed on Schedule 3.16 of the Otonomo Disclosure Schedules.

(b) Neither Otonomo nor any Otonomo Subsidiary has during the past three (3) years received written notice from any Governmental Authority regarding any actual or alleged material violation of any Environmental Laws applicable to its operations at the real property listed on Schedule 3.16 of the Otonomo Disclosure Schedules that is unresolved.

(c) Neither Otonomo nor any Otonomo Subsidiary is subject to any pending or, to the Knowledge of Otonomo, threatened, Actions asserting a material remedial obligation or material liability under Environmental Laws.

(d) Neither Otonomo nor any Otonomo Subsidiary is subject to any outstanding Governmental Order pursuant to any applicable Environmental Law, which Governmental Order imposes material obligations or material liabilities on Otonomo or any Otonomo Subsidiary.

(e) Neither Otonomo nor any Otonomo Subsidiary has (i) treated, stored, disposed of, arranged for, or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, or released any Hazardous Material, or (ii) owned or operated any facility or property which is contaminated by any Hazardous Material by Otonomo or any Otonomo Subsidiary, in each case, so as to give rise to a material liability of Otonomo or any Otonomo Subsidiary pursuant to any Environmental Laws.

(f) Neither Otonomo nor any Otonomo Subsidiary has retained or assumed, either contractually or by operation of law, any material liability or obligation of another Person pursuant to Environmental Laws.

(g) Otonomo has made available to the Company all environmental reports, studies, audits or analyses in its possession identifying material environmental, health or safety liabilities with respect to Otonomo and the Otonomo Subsidiaries.

Section 3.17 Affiliated Transactions. Except (a) for the provision of compensation and benefits to Otonomo Service Providers and other employment or service provider arrangements in the ordinary course of business and Contracts with securityholders of Otonomo entered into in connection with the applicable securities, (b) arrangements and Contracts with an Otonomo Subsidiary, and (c) Otonomo Benefit Plans, no Affiliate or shareholder of Otonomo, any director, officer or manager of Otonomo or any Otonomo Subsidiary (other than Otonomo and the Otonomo Subsidiaries) is a party to any Contract that is still in effect with Otonomo or any Otonomo Subsidiary or has any ownership or financial interest in any material asset or property owned by Otonomo or any Otonomo Subsidiary.

Section 3.18 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Otonomo or any Otonomo Subsidiary or any of their respective shareholders or Affiliates.

Section 3.19 Permits; Compliance with Laws.

(a) Otonomo and each Otonomo Subsidiary holds and is in compliance, in all material respects, with all material licenses, approvals, consents, certificates, registrations, franchises and permits of any Governmental Authority or pursuant to any applicable Law which are required for the operation of Otonomo or the Otonomo Subsidiaries or which are necessary for them to own, lease and operate properties and assets or to carry on their businesses as presently conducted (collectively, the “Otonomo Permits”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, all Otonomo Permits are in full force and effect and no default (with or without notice, lapse of time or both) has occurred under any such Otonomo Permit. Neither Otonomo nor any Otonomo Subsidiary has received written notice of any Actions pending or, to the Knowledge of Otonomo, threatened, relating to the suspension, revocation, withdrawal or material modification of any Otonomo Permit.

(b) Otonomo and the Otonomo Subsidiaries are, and have been during the past three (3) years, in compliance in all material respects with all Laws and Governmental Orders applicable to them or any of their respective properties, rights or assets.

(c) Otonomo is, and has been since August 13, 2021, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(d) The business of Otonomo or any Otonomo Subsidiary as currently conducted does not require Otonomo or any Otonomo Subsidiary to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 5734-1974, or from the Israeli Ministry of Economy pursuant to the Defense Export Control Law 2007, or under any other legislation regulating the development, commercialization or export of technology.

Section 3.20 Employees.

(a) (i) neither Otonomo nor any of the Otonomo Subsidiaries is party to or bound by any collective bargaining or any similar agreement with any Union that pertains to Otonomo Employees, (ii) no Otonomo Employees are represented by any Union, (iii) no Union has made a demand for recognition to Otonomo or any Otonomo Subsidiary or a request for recognition to any Governmental Authority, and (iv) there is no pending Union representation petition, whether filed with the National Labor Relations Board or otherwise, with respect to any Otonomo Employee or group of Otonomo Employees. Neither Otonomo nor any of the Otonomo Subsidiaries is currently, or has ever been a member of any employers’ association or organization, and has never paid, is not required to pay and has never been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization.

(b) (i) to the Knowledge of Otonomo, there are, and within the past three (3) years have been, no (x) union organizing activities involving any Otonomo Employee, (y) any collective consultations or collective bargaining negotiations with any Otonomo Employee, Otonomo Employee representative or Union, or (z) any failure by any Otonomo or any Otonomo Subsidiary to comply with any collective consultation or collective bargaining obligation required under applicable Law and (ii) there are no pending or, to the Knowledge of Otonomo, threatened strikes, material work stoppages, material walkouts, lockouts, hand billing, picketing, material arbitrations, material unfair labor practice charges, material grievances or other material labor disputes, in each case, against or affecting Otonomo or any Otonomo Subsidiary, and no such disputes have occurred within the past three (3) years.

(c) Since September 30, 2022, neither Otonomo nor any Otonomo Subsidiary has carried out any redundancies which would trigger the application of (i) Israel’s collective redundancy rules, (ii) collective redundancy obligations under the Law of England and Wales including pursuant to section 188 of Trade Union and Labour Relations (Consolidation) Act 1992, or (iii) the Worker Adjustment and Retraining Notification Act or any similar state or local Laws in the United States regarding the termination or layoff of employees (collectively, “Redundancy Laws”), and neither Otonomo nor any Otonomo Subsidiary reasonably expects to effect any such redundancies, which would trigger the application of Redundancy Laws.

(d) Otonomo and the Otonomo Subsidiaries are in compliance, and in the past three (3) years have complied, in all material respects, with all applicable Laws relating to labor, labor relations or employment and immigration and right to work and with all its obligations to or in respect of all current and former Otonomo Service Providers arising out of their terms and conditions of employment or engagement, including without limitation any provisions thereof relating to equal employment opportunity, wages, hours, overtime regulation, employee safety and health, immigration control, drug testing, termination pay, paid sick leave, vacation pay, discrimination, unfair dismissal, wrongful dismissal or discharge, individual and collective redundancy consultation and collective bargaining, information and consultation of employees and workers, and the payment or accrual of the same. Otonomo and the Otonomo Subsidiaries have withheld all amounts required by applicable Laws or by Contract to be withheld from the wages, salaries, and other payments to employees, and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Otonomo and the Otonomo Subsidiaries have paid in full to all Otonomo Service Providers all earned wages, salaries, commissions, bonuses, benefits and other compensation required to be paid to or on behalf of such Otonomo Service Providers. There are no material Actions, suits, claims, investigations or other legal proceedings against Otonomo or any Otonomo Subsidiary pending, or to Knowledge of Otonomo, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of the Otonomo nor any of the Otonomo Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(e) None of Otonomo or the Otonomo Subsidiaries is party to a settlement agreement with a current or former Otonomo Service Provider that involves allegations relating to discrimination, harassment (including sexual harassment) or sexual misconduct by an officer of Otonomo or the Otonomo Subsidiaries. To the Knowledge of Otonomo, in the last five (5) years, no allegations of sexual harassment have been made against any officer of Otonomo or the Otonomo Subsidiaries.

(f) Solely with respect to employees who reside or work in Israel or to whom Israeli Law applies, but excluding any consultants, sales agents or other independent contractors (“Israeli Employees”): (i) neither Otonomo nor any of its Subsidiaries has or is subject to, and no Israeli Employee of Otonomo or any of its Subsidiaries benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel), (ii) Otonomo’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law-1963, vacation pursuant to the Israeli Annual Leave Law-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds or if not required to be fully funded under any source are fully accrued on the relevant consolidated Otonomo Financial Statements, (iii) without limiting the generality of the foregoing, the Section 14 Arrangement applies to the Israeli Employees as of their start date of employment with Otonomo or any of its Subsidiaries based on their entire determining salary; and (iv) Otonomo and its Subsidiaries are materially in compliance with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Israeli Advance Notice of Discharge and Resignation Law, (5761-2001), The Israeli Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Israeli Hours of Work and Rest Law, 1951, the Israeli Annual Leave Law, 1951, the Israeli Wage Protection Law, 1958, the Israeli Law for Increased

Enforcement of Labor Laws, 2011, the Israeli Foreign Employees Law-1991, and the Israeli Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of Otonomo, Otonomo and its Subsidiaries have not engaged any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Authority. All amounts that Otonomo and its Subsidiaries are legally or contractually required either (i) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (ii) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid, and (B) Otonomo and its Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Knowledge of Otonomo, Otonomo and its Subsidiaries have not engaged any consultants, sub-contractors, independent contractors, sales agents or freelancers (“Contractors”) who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis Otonomo or any of its Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits, and all such Contractors were correctly classified as such. Other than their salaries, all Israeli Employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions.

(g) Within the period of one year preceding the date of this agreement neither Otonomo nor any Otonomo Subsidiary has been a party to any transfer under the Acquired Rights Directive 2001/23/EC (the “ARD”) implementing legislation (as amended from time to time) enacted by any current or former member state of the European Union or European Economic Area, or any legislation (as amended from time to time) enacted at any time by any current or former member state of the European Union or European Economic Area to vary, replace, supersede or abolish any previous ARD implementing legislation, nor has Otonomo or any Otonomo Subsidiary failed to comply with any duty to inform or consult any Otonomo Employee, Otonomo Employee representative, trade union, works council employee association or other organisation or body of Otonomo Employees, under any such legislation.

Section 3.21 Registration Statement. The information relating to Otonomo and any Otonomo Subsidiary to be contained in the Proxy Statement and Registration Statement and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act in each case in connection with the Merger will not, on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the shareholders of Otonomo and at the time the Registration Statement is declared effective (and any amendment or supplement thereto) or at the time of the Otonomo Shareholder Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement and any related documents will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by Otonomo with respect to information or statements made or incorporated by reference in the Proxy Statement or the Registration Statement which were not supplied by or on behalf of Otonomo.

Section 3.22 Customers and Suppliers.

(a) Schedule 3.22(a) of the Otonomo Disclosure Schedules lists the five (5) largest customers (by volume in Dollars of sales to such customers) of Otonomo and the Otonomo Subsidiaries during the twelve (12) months ended December 31, 2022 (the “Otonomo Material Customers”) and whether such revenues are annual or monthly recurring revenues. No Otonomo Material Customer has (i) terminated its relationship with Otonomo or any Otonomo Subsidiary, (ii) materially reduced its business with Otonomo or any Otonomo Subsidiary or materially and adversely modified its relationship with any of them, (iii) notified the Otonomo or any Otonomo Subsidiary of its intention to take any such action and to the Knowledge of Otonomo, no such Otonomo Material Customer is contemplating such an action, or (iv) to the Knowledge of Otonomo, become insolvent or subject to bankruptcy proceedings.

(b) Schedule 3.22(b) of the Otonomo Disclosure Schedules lists the five (5) largest suppliers and vendors (measured by Dollar volume of purchases) of Otonomo and the Otonomo Subsidiaries during the twelve (12) months ended December 31, 2022 (the “Otonomo Material Suppliers”). No Otonomo Material Supplier has (i) terminated its relationship with Otonomo or any Otonomo Subsidiary, (ii) materially reduced its business with Otonomo or any Otonomo Subsidiary or materially and adversely modified its relationship with any of them, (iii) notified Otonomo or any Otonomo Subsidiary of its intention to take any such action and to the Knowledge of Otonomo, no such Otonomo Material Supplier is contemplating such an action, or (iv) to the Knowledge of Otonomo, become insolvent or subject to bankruptcy proceedings.

Section 3.23 Anti-Corruption Matters.

(a) Otonomo and the Otonomo Subsidiaries and, to the Knowledge of Otonomo, any Representative acting for or on behalf of Otonomo or any Otonomo Subsidiary currently comply in all material respects with and have, during the past five (5) years, complied in all material respects with, all applicable Anti-Corruption Laws and Anti-Money Laundering Laws.

(b) During the past five (5) years, (i) there has been no action taken by Otonomo or any Otonomo Subsidiary, nor, to the Knowledge of Otonomo, any of their Representatives, in each case, acting on behalf of Otonomo or any of the Otonomo Subsidiaries, in violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, including corruptly (1) influencing any act or decision of a Governmental Official in his or her official capacity, (2) inducing a Governmental Official to do or omit to do any act in violation of his or her lawful duty, (3) securing any improper advantage, or (4) inducing a Governmental Official to use his or her influence to affect or influence any act or decision of a Governmental Authority, and in the case of (1)-(4) above in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person and in violation of Anti-Corruption Laws, (ii) neither Otonomo nor any of the Otonomo Subsidiaries has been convicted of violating any Anti-Corruption Law or Anti-Money Laundering Law or, to the Knowledge of Otonomo, been subjected to any investigation by a Governmental Authority for a violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) neither Otonomo nor any Otonomo Subsidiary has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law, (iv) neither Otonomo nor any of the Otonomo Subsidiaries has received any written notice or citation, or to the Knowledge of Otonomo, any non-written notice, from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

Section 3.24 Trade Compliance. None of Otonomo, the Otonomo Subsidiaries, nor, to the Knowledge of Otonomo, any of their respective Representatives, (i) is a Sanctioned Person, (ii) is subject to debarment or any list-based designations under the Export Control Laws, or (iii) is engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person. During the past five (5) years, Otonomo and the Otonomo Subsidiaries (i) have complied with all applicable Sanctions and Export Control Laws, (ii) have not engaged in any dealings or transactions direct or indirect, with or involving any Sanctioned Country or Sanctioned Person, (iii) have not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Sanctions or Export Control Laws, and has not been notified of any such pending or threatened actions, and (iv) secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to Sanctions and Export Control Laws, and complied with the terms and conditions of all such permits.

Section 3.25 Governmental Grants.

(a) To the Knowledge of Otonomo neither Otonomo nor any of its Subsidiaries has applied for or received any requirement or obligation relating to, any Governmental Grant, or amended or terminated, or waived any right or remedy related to, any Governmental Grant.

(b) Otonomo has delivered to the Company accurate and complete copies of all certificates of approval and letters of approval (and supplements thereto) granted to Otonomo or its Subsidiaries by any Governmental Authority in connection with a Governmental Grant or application therefor, received by Otonomo or its Subsidiaries and any other material documents or information regarding any Governmental Grant set forth in Schedule 3.25(b). Except for undertakings set forth in letters of approvals, and any undertakings imposed on Otonomo or its Subsidiaries provided under any applicable law (including the Innovation Law), there are no undertakings which Otonomo or its Subsidiaries have given in connection with any Governmental Grant received by Otonomo or its Subsidiaries.

(c) Schedule 3.25(c) of the Otonomo Disclosure Schedules sets forth a true and complete list of each pending and outstanding Governmental Grant from any Governmental Authority. Without limiting the generality of the foregoing, Schedule 3.25(c) of the Otonomo Disclosure Schedules includes (i) the aggregate amounts of each Governmental Grant awarded to Otonomo or its Subsidiaries, (ii) the aggregate outstanding obligations thereunder with respect to royalties or other amounts payable by Otonomo or its Subsidiaries to any Governmental Authority, (iii) the outstanding amounts to be paid by any Governmental Authority to Otonomo or its Subsidiaries under any Governmental Grants, if any; and (iv) details of the relevant Otonomo Intellectual Property (including any knowhow) which is subject to the Law for Encouragement of Research, Development and Technological Innovation in the Industry, 5744–1984 and to the IIA regulations. To the Knowledge of Otonomo, Otonomo and its Subsidiaries are in compliance, in all material respects, with the terms, conditions, requirements and criteria of any Governmental Grants and any applicable laws (including the Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984) and any regulations promulgated thereunder, and any ordinances, guidelines or rules published by the IIA or otherwise applicable (the “Innovation Law”), in connection thereto, including restrictions on the transfer of know-how and obligations relating to the payment of royalties, and has duly fulfilled, in all material respects, the conditions, undertakings, reporting and other obligations relating thereto. In any application in respect of Governmental Grant submitted by or on behalf of Otonomo or its Subsidiaries, to the Knowledge of Otonomo, Otonomo or its Subsidiaries have disclosed all material information required under applicable law in such application in an accurate and complete manner.

(d) To the Knowledge of Otonomo, in the past three (3) years, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to give rise to (i) the revocation, withdrawal, suspension, cancellation, recapture or material modification of any Governmental Grant received by Otonomo or its Subsidiaries; (ii) a requirement that Otonomo or its Subsidiaries return or refund any benefits provided under any Governmental Grant; or (iii) an acceleration or increase of royalty payments obligation (including total royalty amount and royalty rate), or, obligation to pay additional payments to any Governmental Authority, in each case, other than ongoing royalty payments in connection with Governmental Grants received by Otonomo or its Subsidiaries.

(e) To the Knowledge of Otonomo, no claim or challenge have been made by the IIA with respect to the entitlement of Otonomo or its Subsidiaries to any Governmental Grants or the compliance with the terms, conditions, obligations or laws relating to the Governmental Grants and to the Knowledge of Otonomo, the IIA is not expected to make any claims in connection with Otonomo’s obligations or restrictions under the Innovation Law. To the Knowledge of Otonomo, Otonomo and its Subsidiaries are not under an audit regarding any Governmental Grant and there are no pending controversies or disputes with any applicable Governmental Authority regarding any Governmental Grant.

(f) To the Knowledge of Otonomo, the consummation of the transactions contemplated by this Agreement (i) will not adversely affect the ability of Otonomo or its Subsidiaries to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously received Governmental Grant, and (ii) will not result in (A) the failure of Otonomo or its Subsidiaries to materially comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, Law, regulations, ordinances or guidelines related to such Governmental Grant or (B) any justified claim by any

Governmental Authority or other Person that Otonomo or its Subsidiaries are required to return or refund, or that any Governmental Authority is entitled to recapture, any benefit provided under any Governmental Grant, or that Otonomo or its Subsidiaries are required to pay any additional amount to any Governmental Authority with respect to any Governmental Grant or other Person due to the transactions contemplated by this Agreement.

(g) No consent of or notification to any Governmental Authority is required to be obtained prior to the consummation of the Closing in order to comply with the applicable law or the terms of the Governmental Grants.

Section 3.26 Opinion of Financial Advisor. The Otonomo Board has received an oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based on and subject to various assumptions, qualifications, limitations and other matters set forth in such opinion, the Exchange Ratio provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to Otonomo’s shareholders. As of the Agreement Date, to Otonomo’s Knowledge, such opinion has not been withdrawn, revoked or modified. Otonomo shall, promptly following the execution and delivery of this Agreement, furnish a true, correct and complete written copy of such opinion to the Company on a non-reliance basis and solely for informational purposes.

Section 3.27 No Other Representations. Otonomo is not relying, and has not relied, on, or otherwise has been induced by, any representations or warranties whatsoever regarding this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement or the other Transaction Agreements, express or implied, or any other information provided or made available to Otonomo or its Representatives in connection with the Merger and the transactions contemplated by this Agreement or the other Transaction Agreements, including any information, documents, projections, forecasts or other material made available in certain “data rooms” or management presentations, or the accuracy or completeness of any of the foregoing, except for the representations and warranties in Article IV. Such representations and warranties by the Company and Merger Sub constitute the sole and exclusive representations and warranties of the Company and Merger Sub in connection with this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement or the other Transaction Agreements, and Otonomo understands, acknowledges and agrees that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB

Each of the Company and Merger Sub represents and warrants to Otonomo as of the Agreement Date and as of the Closing Date (except for those representations and warranties made as of a specific date or time) as follows (except as set forth in the disclosure schedules (which shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure schedules shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent on its face) delivered by the Company to Otonomo in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedules” and, together with the Otonomo Disclosure Schedules, the “Schedules”)):

Section 4.1 Organization and Corporate Power.

(a) The Company Organizational Documents, as in effect on the Agreement Date, previously made available by the Company to Otonomo, (i) are true, correct and complete and (ii) are in full force and effect. The Company is not in default or violation of any provision of the Company Organizational Documents.

(b) Each of the Company and Merger Sub is duly formed and organized, validly existing and in good standing (or has the equivalent status under the Laws of its jurisdiction of formation) and has all requisite corporate (or comparable) power and authority to own, lease or operate its assets and properties and to carry on its business as currently conducted.

(c) Each of the Company and Merger Sub is qualified to do business and is in good standing (or its equivalent, if applicable) in every jurisdiction in which its ownership or lease of property or assets or the conduct of business as currently conducted requires it to qualify, except where the failure to be so qualified or, where relevant, in good standing, (a) has not had and would not, either individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole and (b) has not had and would not, either individually or in the aggregate, reasonably be expected to have, a material adverse effect on the ability of the Company or Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger, in accordance with the terms of this Agreement.

Section 4.2 Company Subsidiaries.

(a) Schedule 4.2(a) of the Company Disclosure Schedules sets forth an accurate and complete list of each Company Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary and (iii) the names and type of and percentage interests held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary. The Company does not own (directly or indirectly) or hold the right to acquire any shares, stock, partnership interest or joint venture interest or other equity or voting interest in, or any securities or obligations convertible into or exchangeable for shares, securities or interests, in any other Person.

(b) The Company owns, directly or indirectly, of record and beneficially, all shares, capital stock and other equity interests in each of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens and Liens arising under applicable Securities Laws), and all such shares, capital stock and other equity interests are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such shares, capital stock and other equity interests). Each Company Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of incorporation, formation or organization, and has all requisite corporate (or comparable) power and authority to own, lease or operate its properties and assets and to carry on its businesses as currently conducted.

(c) Each Company Subsidiary is qualified to do business and is in good standing (or its equivalent, if applicable) in every jurisdiction in which its ownership or lease of property or assets or the conduct of business as currently conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole. The copies of the organizational documents, certificate of incorporation (as applicable), by-laws or similar governing documents of each Company Subsidiary, as in effect on the Agreement Date (collectively, the “Company Subsidiaries Organizational Documents”), previously made available by the Company to Otonomo, (i) are true, correct and complete and (ii) are in full force and effect. None of Company Subsidiaries are in default or in violation of any provision of their respective Company Subsidiaries Organizational Documents.

Section 4.3 Authorization; No Conflicts.

(a) Each of the Company and Merger Sub has full power and authority to execute and deliver this Agreement, each other Transaction Agreement and the Loan Amendments to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, each other Transaction Agreement and the Loan Amendments to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite action on the part of the Company and

Merger Sub, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement, the other Transaction Agreements and the Loan Amendments to which it is a party (other than filing appropriate merger documents by Merger Sub and obtaining a Certificate of Merger from the Israeli Registrar of Companies as required by the Companies Law). This Agreement, each other Transaction Agreement and each Loan Amendment to which the Company or Merger Sub is a party has been duly and validly authorized, executed and delivered by each of the Company and Merger Sub, and assuming that this Agreement, each of the Transaction Agreements and each Loan Amendment to which the Company or Merger Sub is a party to be executed by each of the Company and Merger Sub is a valid and binding obligation of the other parties hereto and thereto, this Agreement, each other Transaction Agreement and each Loan Amendment to which the Company or Merger Sub is a party constitute, or when so executed and delivered will constitute, legal, valid and binding obligations of each of the Company and Merger Sub, enforceable against it in accordance with their respective terms, subject to any Enforceability Exceptions.

(b) The execution, delivery and performance of this Agreement, each of the Transaction Agreements and the Loan Amendments to be executed by the Company or Merger Sub and the consummation of the transactions contemplated hereby and thereby, or compliance by the Company and Merger Sub with any of the provisions hereof or thereof, do not and will not (x) conflict with or result in any violation of any provision of (i) the Company Organizational Documents or (ii) the equivalent organizational documents of the Merger Sub, (y) result in a breach or violation of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment, the grant or issuance of any Company Share Rights, or other obligation or any right of consent or approval or right of first offer or refusal under, any Company Material Contract, or result in the creation of a Lien on any material property or asset of the Company or any Company Subsidiary, (z) subject to the approvals and filings set forth in this Agreement, conflict with or violate any outstanding judgment, order or decree, or any applicable Law, in each case applicable to the Company or any Company Subsidiary or any of the material properties or assets of the Company or any Company Subsidiary, except, in the case of clauses (y) and (z) above, for any such conflicts, violations, breaches, defaults or other occurrences which are not reasonably expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole (it being understood that a default or event of default (however denominated), or an event which with notice or lapse of time or both would become a default or event of default (however denominated), under any Material Loan Agreement or any Loan Amendment that is continuing shall, in each case, for the purposes of this representation only, be deemed to be material to the Company and the Company Subsidiaries).

(c) The Company Stockholder Consent and the consent of the holders of 2022 Notes representing a majority of the outstanding principal of the 2022 Notes are the only vote or consent of the holders of any class or series of capital stock of the Company necessary to adopt or approve the A&R Charter, the A&R Bylaws and the other transactions contemplated by this Agreement. The vote or consent of the Company, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and to adopt this Agreement.

(d) The Company Board, at a meeting duly called and held in compliance with the applicable Law and the Company Organizational Documents, has unanimously (i) determined that the Merger is advisable, fair to, and in the best interests of the Company and its stockholders and (ii) approved this Agreement, the Merger, the issuance of Common Stock to the shareholders of Otonomo pursuant to the terms of this Agreement and the other actions contemplated by this Agreement, and deemed this Agreement advisable.

(e) No insolvency, freeze of proceedings or similar proceedings have been applied for or instituted, nor is any such proceeding legally required to be initiated, against a material portion of the assets of any Company Subsidiary. No Company Subsidiary has ceased or suspended its payments (Zahlungen eingestellt) nor entered into or offered any debt settlement agreements or similar arrangements with creditors.

Section 4.4 Capitalization.

(a) Schedule 4.4(a) of the Company Disclosure Schedules sets forth, as of the Agreement Date, a true, correct and complete list of the number and class of issued and outstanding shares, shares of capital stock or any other equity or voting securities interests of the Company and each Company Subsidiary (collectively, “Company Securities”). The Company will have immediately prior to the Effective Time sufficient authorized and unissued shares of Common Stock to effect the Share Issuance.

(b) All the outstanding share capital and other equity or voting securities or interests of the Company or any Company Subsidiary (i) have been duly authorized and are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such equity interests) and free of preemptive rights, (ii) were issued in all material respects in compliance with applicable Law, (iii) were issued in compliance with the Company Organizational Documents or the respective Company Subsidiaries Organizational Documents (as applicable), and (iv) were not issued in material breach or violation of any Contract or preemptive right or right of first refusal, rights of first offer or similar rights. There are no outstanding options, warrants, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities, options or rights convertible into or exercisable or exchangeable for, any shares or securities or interests containing any equity features of the Company or any Company Subsidiary, or Contracts, commitments, understandings or arrangements, by which the Company or any Company Subsidiary is or may become bound to issue additional shares or other equity or voting securities or interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any shares or other equity or voting securities or interests.

(c) There are no securities or rights of the Company or any Company Subsidiary, or Contracts, commitments, understandings or arrangements by which the Company or any Company Subsidiary is bound obligating any of them to redeem or otherwise acquire any of their respective shares, shares of capital stock or other equity securities or interests. Neither the Company nor any of the Company Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for shares or securities having the right to vote) with the share or equity holders of the Company or any Company Subsidiary on any matter. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of their respective shares, shares of capital stock or other equity or voting securities or interests.

(d) Except as necessary to give effect to the Merger, the Share Issuance and the other transactions contemplated by this Agreement, including the Warrant Net Exercise and the Note Conversion, there are no (i) Company Securities or (ii) options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Company Subsidiary (x) relating to any issued or unissued share capital or equity interest of the Company or any Company Subsidiary, (y) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in, the Company or any Company Subsidiary or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of share capital of the Company or any Company Subsidiary (each of (x), (y) and (z), collectively, “Company Share Rights”). All outstanding shares of Common Stock are, and all shares of Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any share capital or equity interest of the Company (including any shares of Common Stock) or any Company Subsidiary or any Company Share Rights or to pay any dividend or make any other distribution in respect thereof or to provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person other than pursuant to the Company Equity Plans.

(e) Schedule 4.4(e) of the Company Disclosure Schedules contains a true, complete and correct list, as of the Agreement Date, of, with respect to each Company Stock Option, and Company Warrant, as applicable, (i) the name of the holder, (ii) the number of shares of Common Stock or Preferred Stock subject thereto at the time of grant, (iii) the grant date, (iv) the expiration date, (v) the exercise price, (vi) applicable vesting schedule (including any acceleration provisions), (vii) applicable adjustment or additional issuance rights (including the number of shares of Common Stock or Preferred Stock subject thereto), and (viii) whether the Company Stock Option is intended to constitute an “incentive stock option” (within the meaning of Section 422 the Code) or a non-qualified stock option. All Company Stock Options have an exercise price that has never been and is not less than the fair market value of the shares of Common Stock on the date the option was granted (within the meaning of United States Treasury Regulation §1.409A-1(b)(5)(vi)(B)).

(f) Schedule 4.4(f) of the Company Disclosure Schedules contains a true, complete and correct list, as of the Agreement Date, of, with respect to the Company Convertible Notes: (i) the name of each holder of any of the Company Convertible Notes; (ii) the aggregate amount of principal and interest outstanding under each of the Company Convertible Notes; (iii) the interest rate applicable to each of the Company Convertible Notes; (iv) the maturity date of each of the Company Convertible Notes, (v) the number of shares of Common Stock or Preferred Stock issuable upon conversion of each of the Company Convertible Notes and (vi) any applicable adjustment or additional issuance rights (including the number of shares of Common Stock or Preferred Stock subject thereto) of each of the Company Convertible Notes. The Company has made available to Otonomo accurate and complete copies of the Company Convertible Notes. All shares of capital stock of the Company subject to issuance pursuant to the Company Convertible Notes, upon issuance on the terms and conditions specified therein, will be duly authorized, validly issued, fully paid and nonassessable. The Company will have immediately prior to the Effective Time reserved a sufficient number of shares of Common Stock for future issuance pursuant to the Company Convertible Notes.

(g) The authorized share capital of Merger Sub consists of one thousand (1,000) shares of nominal value NIS 0.01 each, one hundred (100) of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and as of the Effective Time shall be, directly owned by the Company.

Section 4.5 Financial Statements

(a) Attached as Schedule 4.5(a) of the Company Disclosure Schedules are true and complete copies of (i) the audited consolidated balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2021 and December 31, 2020, together with the auditor’s reports thereon (the “Company Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the nine-month period ending September 30, 2022 (the “Company Q3 Financial Statements” and, together with the Company Audited Financial Statements, the “Company Financial Statements”).

(b) The Company Audited Financial Statements and the Company Q3 Financial Statements, in each case, (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated redeemable convertible preferred stock and stockholders’ deficits and their consolidated cash flows for the respective periods then ended (subject, in the case of the Company Q3 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Company Q3 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) Neither the Company (including, to the Knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.6 No Material Adverse Effect; Absence of Certain Developments.

(a) Since December 31, 2021 through the Agreement Date, there has not been any Company Material Adverse Effect.

(b) Except in connection with the transactions contemplated hereby, since December 31, 2021 through the Agreement Date, the Company and each Company Subsidiary has conducted its business in the ordinary course of business consistent with past practice.

(c) Neither the Company nor any Company Subsidiary has consummated any disposition or other transaction giving rise to a mandatory prepayment or an obligation to pay any fee, premium or other amount under any Loan Amendment or Material Loan Agreement, and no such obligation is unpaid.

Section 4.7 Title to Properties.

(a) The Company and each Company Subsidiary owns good and valid title to, or holds a valid leasehold interest in, all of the material tangible personal property used by it in the conduct of its business, free and clear of all Liens, except for Permitted Liens. Each such item of material tangible personal property is in all material respects in operable condition and repair, subject to normal wear and tear, ongoing repairs, restorations or refurbishments in the ordinary course and obsolescence in the ordinary course.

(b) Neither the Company nor any Company Subsidiary owns any real property, nor has the Company or any Company Subsidiary ever owned any real property. Schedule 4.7(b) of the Company Disclosure Schedules contains a list of all material real property leased or subleased by the Company and each Company Subsidiary as of the Agreement Date (the “Company Leased Real Property”). The Company has delivered to Otonomo a true and complete copy of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Leased Real Property, including all amendments, terminations and modifications thereof (each, a “Company Lease”). With respect to each Company Lease: (i) either the Company or the Company Subsidiaries has a valid and enforceable leasehold interest in each parcel or tract of real property leased by the Company or the relevant Company Subsidiary (in accordance with the terms of such Company Leases, subject to the Enforceability Exceptions); (ii) neither the Company nor any Company Subsidiary has received written notice of any existing material defaults thereunder by the Company or any Company Subsidiary (as applicable) nor, to the Knowledge of the Company, are there any existing material defaults by the lessor, sublessor or other counterparty thereof; (iii) no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default thereunder by the Company or any Company Subsidiary (as applicable) or, to the Knowledge of the Company, any other party thereto; and (iv) the Company Leased Real Property is in good operating condition and repair, free from structural, physical and mechanical defects, in all material respects is maintained in a manner consistent with standards generally followed with respect to similar properties. The Company or a Company Subsidiary currently occupies all of the Company Leased Real Property for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Company Leased Real Property. Neither the Company nor any Company Subsidiary could be required to expend more than $50,000 in causing any Company Leased Real

Property to comply with the surrender conditions set forth in the applicable Company Lease (excluding moving costs, costs to removal personal property and cabling removal costs).

Section 4.8 Tax Matters.

(a) The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required by Law to be filed by the Company or any Company Subsidiary, and all such Tax Returns remain, true, correct and complete in all material respects. All income and other material Taxes due (whether or not shown on any Tax Return) have been timely paid, other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company or any Company Subsidiary.

(b) Each of the Company and any Company Subsidiary has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or deemed paid or owed to any employee, independent contractor, creditor, shareholder or any other Person (including, for the avoidance of doubt, any Taxes with respect to the cash out or conversion of any convertible loan or debt, warrant, option, SAFE or any other debt or equity instrument into shares of the Company), (ii) remitted such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with all applicable Laws with respect to Tax withholding.

(c) Neither the Company nor any Company Subsidiary is currently engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither the Company nor any Company Subsidiary has received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the Knowledge of the Company, no such dispute or claim is pending. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any Company Subsidiary.

(d) There are no Liens with respect to Taxes on any of the assets of the Company or any Company Subsidiary, other than Permitted Liens.

(e) Neither the Company nor any Company Subsidiary has received a written claim from a jurisdiction where it does not file a Tax Return that it is or may be subject to Taxes by, or may be required to file Tax Returns with respect to such Taxes in, such jurisdiction, which claim has not been resolved. Neither the Company nor any Company Subsidiary has or ever had a branch, office, a fixed place of business or other permanent establishment (as such term is defined in an applicable double tax treaty) in any country other than its country of incorporation.

(f) Neither the Company nor any Company Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or similar provision of state, local or foreign Law).

(g) Other than in connection with the transactions contemplated hereby, neither the Company nor any Company Subsidiary has requested, entered into, been issued or received any ruling or determination related to Taxes from any Governmental Authority that would reasonably be expected to affect the Company’s or any Company Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

(h) Neither the Company nor any Company Subsidiary (i) has any material liability for the Taxes of any Person (other than the Company or another Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor or by Contract (except for any such agreements that are commercial contracts not primarily relating to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or the Company or any Company Subsidiary.

(i) Neither the Company nor any Company Subsidiary is a party to, or bound by, or has any material obligation with respect to Taxes of any Person (other than the Company or another Company Subsidiary) under any Tax allocation, Tax sharing, Tax indemnification or similar agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or a similar provision of state, local or non-U.S. Tax Law).

(k) The Company and each Company Subsidiary is registered (where required) for the purposes of VAT.

(l) Neither the Company nor any Company Subsidiary is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken, agreed, or omitted to take any action, that would reasonably be expected to prevent or impede the Intended U.S. Tax Treatment.

(m) No Contract, agreement or arrangement between the Company and any employee of the Company is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A. No Company Stock Option or other stock right of the Company (as defined in U.S. Treasury Regulation 1.409A-1(l)) (A) has an exercise price that has been or may be less than the fair market value of the underlying stock as of the date such option or right was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, (C) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A), or (D) has ever been accounted for other than fully in accordance with GAAP in the Company’s audited financial statements.

(n) Merger Sub is a direct, wholly-owned subsidiary of the Company. Merger Sub is, and has been since the date of its formation, classified as a corporation for U.S. federal income tax purposes. Merger Sub was newly formed by Herzog Fox & Neeman, Israeli counsel to the Company, on behalf of the Company, for the purpose of engaging in the transactions contemplated by this Agreement and has not since its formation owned any assets other than cash with nominal value to facilitate its formation and has not incurred any liabilities. The Company owns one hundred (100) ordinary shares of Merger Sub (the “Merger Sub Shares”). The Merger Sub Shares are the only outstanding equity interests in Merger Sub. Merger Sub will not have any legal or beneficial ownership of any shares of the Company prior to the Merger or as of the Effective Time.

(o) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p) The Company has provided to Otonomo all material documentation relating to any applicable Tax holidays or incentives. The Company is in compliance with all material terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sharing arrangement or order of any relevant Governmental Authority and, the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption, Tax holiday or other Tax-sharing arrangement or order.

(q) All material documentation required by relevant transfer pricing laws has been timely prepared or obtained and, if necessary, retained by the Company and each of the Company Subsidiaries.

(r) The Bridge Loans provided by Otonomo to the Company pursuant to Section 5.28, if any, (i) reflect arm’s length terms in all respects and (ii) are treated as indebtedness for Tax purposes under the Tax Laws of the United States and Israel.

(s) Neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any Otonomo Shares immediately prior to the Effective Time.

(t) Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 4.8, Section 4.5 and Section 4.15 (to the extent expressly related to Taxes) are the sole and exclusive representations and warranties of the Company, the Company Subsidiaries and Merger Sub in respect of Taxes.

Section 4.9 Contracts and Commitments.

(a) Neither the Company nor any Company Subsidiary is, as of the Agreement Date, a party to (collectively, the “Company Material Contracts”):

(i) any collective bargaining agreement or other Contract with any Union;

(ii) any Loan Amendment, Material Loan Agreement and other Contract or indenture or similar instrument relating to Indebtedness (without regard to clause (2) in the last sentence of the definition thereof) of the Company or any Company Subsidiary or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Company or any Company Subsidiary;

(iii) any guaranty by the Company or any Company Subsidiary of any obligation for Indebtedness (without regard to clause (2) in the last sentence of the definition thereof) or other material guaranty by the Company or any Company Subsidiary;

(iv) any Company Lease;

(v) any individual lease or other Contract under which the Company or any Company Subsidiary is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $1,000,000;

(vi) any individual lease or other Contract under which the Company or any Company Subsidiary is lessor of or permits any third party to hold or operate any personal property for which the annual rental exceeds $1,000,000;

(vii) other than purchase orders entered into in the ordinary course of business consistent with past practice, any Contract with any Company Material Customer or Company Material Supplier;

(viii) any material Intellectual Property Agreements, other than (A) Non-Negotiated Vendor Contracts; (B) Contracts for the non-exclusive license of Intellectual Property granted by the Company or any Company Subsidiary to customers in the ordinary course of business; and (C) Open Source Licenses;

(ix) any Contract that purports to limit the ability of the Company or any Company Subsidiary from competing with any Person, operating or doing business in any location, market or line of business (other than, for the avoidance of doubt, any field of use or geographical limitations under the Company’s or any Company Subsidiary’s ordinary course license agreements that do not otherwise restrict competition);

(x) any Contract providing for indemnification by the Company or any Company Subsidiary of any Person, except for any such Contracts with reasonable or customary limitations liability (including exclusions therefrom) that are entered into in the ordinary course of business consistent with past practice;

(xi) any Contract that (A) contains any “most favored nation” or similar provision in favor of any other Person, or (B) grants to any other Person any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xii) any Contract that would require the disposition of any material assets or line of business of the Company or any Company Subsidiary;

(xiii) any joint venture, strategic alliance and similar Contract;

(xiv) any Contract entered into in the last two (2) years for the settlement of any Action for which the Company or any Company Subsidiary has any ongoing liability or obligation;

(xv) any Contract requiring or providing for any capital expenditure by the Company or any Company Subsidiary in excess of $1,000,000;

(xvi) any Contract relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any Company Subsidiary of any Person or material line of business entered into during the past two (2) years or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business; and

(xvii) any Contract, excluding Company Leases, that requires (A) the payment or delivery by the Company or any Company Subsidiary of cash or other consideration in an amount or having a value in excess of $1,000,000 in the aggregate per Contract or series of Contracts with the same party, or (B) the performance of services by the Company or any Company Subsidiary having a value in excess of $1,000,000 in the aggregate per Contract or series of Contracts with the same party.

(b) Each Company Material Contract is in full force and effect, and is the legal, valid and binding obligation of either the Company or any Company Subsidiary which is party thereto, and, to the Knowledge of the Company, of the other parties thereto, enforceable against each of them in accordance with its terms, subject to any Enforceability Exceptions. Neither the Company nor any Company Subsidiary is in material breach of, or material default under any Company Material Contract, and, to the Knowledge of the Company, the other party to each Company Material Contract is not in material default thereunder. No event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party under any Contract listed on Schedule 4.9(a) of the Company Disclosure Schedules. No party to any Company Material Contract has given the Company or any Company Subsidiary written notice of its intent to terminate or materially modify or amend the terms and conditions of any Company Material Contract (except with respect to the Loan Amendments to the Material Loan Agreements entered into on the Agreement Date), and no party has given the Company or any Company Subsidiary written notice of any material claim or dispute with respect to any Company Material Contract or written notice claiming that any other party is in breach of, or default under, any Company Material Contract. The Company has made available to Otonomo true, correct and complete copies of each Company Material Contract, together with all amendments, modifications or supplements thereto. Upon consummation of the transactions contemplated by this Agreement, each Company Material Contract shall remain in full force and effect at the Effective Time without any loss of benefits thereunder and without the need to obtain the consent of any party thereto with respect to the transactions contemplated by this Agreement or any other Transaction Agreement, in each case except for the expiration, termination or cancellation of any Company Material Contract pursuant to its terms as of the Agreement Date.

Section 4.10 Intellectual Property; IT Matters.

(a) Schedule 4.10(a) of the Company Disclosure Schedules sets forth a complete and accurate list of all (i) issued patents and pending applications therefore, (ii) trademark and service mark registrations and pending applications therefore, (iii) copyright registrations and pending applications therefore, and (iv) internet domain name registrations, in each case, that are owned or purported to be owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”). For each item of Company Registered Intellectual Property, Schedule 4.10(a) of the Company Disclosure Schedules lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each domain name registration, the applicable domain name registrar, the name of the registrant and the expiration date for the registration. Each item of Company Registered Intellectual Property is Company Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company owns all right, title and interest in the Company Intellectual Property free and clear of all Liens, other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each item of Company Registered Intellectual Property has been duly registered in, filed in or issued by an official governmental register or issuer (or officially recognized register or issuer) for such Intellectual Property and each such registration, filing, issuance or application, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for, used or held for use in the conduct of the business of the Company and its Subsidiaries in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement by the Company, nor the performance of this Agreement by the Company, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of its Subsidiaries in any material Company Intellectual Property except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right or other option to acquire ownership or exclusive rights in, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Company Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no written orders, judgments, holdings, consents, decrees, settlements or rulings with respect to Company Intellectual Property to which the Company or any of its Subsidiaries is bound (excluding, for the avoidance of doubt, ordinary course determinations by the United States Patent and Trademark Office or any equivalent foreign governmental authority).

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Company Intellectual Property, (ii) all Company Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of the Company, adequate for protection against unauthorized disclosure or use, (iii) to the Knowledge of the Company, there has been no unauthorized disclosure of any such Company Intellectual Property, (iv) all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of the Company and its Subsidiaries, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with the Company or any of its Subsidiaries, assigning such Intellectual Property to the Company or any of its Subsidiaries, except for such rights which cannot be assigned under applicable law, and (v) no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Company Intellectual Property (other than payments which are required to be paid in the ordinary course of business to employees and service providers of Company or any of its Subsidiaries for the development of Company Intellectual Property).

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has used, modified, linked to or distributed any Open Source Software in a manner that: (i) requires the disclosure, licensing or distribution of any source code for any Company Product (other than with respect to any such Open Source Software itself); (ii) imposes any restriction on the consideration to be charged for the distribution of any Company Products; or (iii) creates obligations for the Company or any of its Subsidiaries with respect to the Company Products (other than with respect to any such Open Source Software itself), or grants to any third party any rights or immunities under any Company Intellectual Property.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no source code for any Company Products has been delivered, licensed or made available to any escrow agent or other Person who was not, as of the time thereof, an employee or independent contractor of the Company or any of its Subsidiaries subject to reasonably customary and enforceable confidentiality and limited use obligations, (ii) neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Products to any escrow agent or other Person, and (iii) to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code for any Company Products to any other Person who is not, as of the Agreement Date, an employee or independent contractor of the Company or any of its Subsidiaries subject to reasonably customary and enforceable confidentiality and limited use obligations.

(g) No funding, facilities, or personnel of any Governmental Authority were used, to develop or create, in whole or in part, any Company Intellectual Property in a manner that grants to such Governmental Authority any present or contingent rights or license with respect to any Company Intellectual Property.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards organization, body, working group or any similar organization that requires the Company or any of its Subsidiaries to grant or offer to any Person any license or right to any Company Intellectual Property or to refrain from enforcing any Company Intellectual Property.

(i) Neither the Company nor any of its Subsidiary is a party to any Contract which, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to (1) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any additional Company Intellectual Property existing prior to the Closing Date, or (2) except as would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, any Otonomo Intellectual Property (for clarity, not including Company Intellectual Property) existing prior to the Closing Date.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company IT Assets operate in all material respects in accordance with their documentation and functional specifications and as required by the Company and its Subsidiaries to operate the business of the Company and its Subsidiaries as presently conducted and have not, since October 1, 2019, materially malfunctioned or failed, (ii) the Company and its Subsidiaries have implemented appropriate measures to protect the confidentiality and security of such Company IT Assets and information transmitted, stored or contained therein against any unauthorized use, access, interruption or corruption, and (iii) the Company and its Subsidiaries have implemented commercially reasonable and regularly tested data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Company IT Assets and information transmitted, stored or contained therein.

(k) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all material Company IT Contracts are valid, binding and in full force and effect and the Company and the Company Subsidiaries (as applicable) comply and have complied with all material Company IT Contracts in all material respects, and (ii) no notices of breach or termination have been served on or by the Company or the Company Subsidiaries in respect of any Company IT Contracts and there are and have been no claims, disputes or proceedings arising or threatened under any Company IT contracts.

Section 4.11 Data Privacy and Security.

(a) The Company and each of its Subsidiaries and, to the Knowledge of the Company, all vendors, partners or other third parties that Process Personal Information on behalf of, or that otherwise share Personal Information with, the Company or any of its Subsidiaries (in the case of such vendors, partners, and other third parties, relating to the Company or any of its Subsidiaries) (“Company Data Partners”), are, and have at all times during the past three (3) years been, in compliance in all material respects with all applicable (i) Privacy Laws, (ii) the Company’s and its Subsidiaries’ policies, representations, and notices, (iii) the requirements of any industry standard or self-regulatory organization by which the Company or any of its Subsidiaries is bound, and (iv) contractual commitments by which the Company or any of its Subsidiaries is bound, in each case of (ii) – (iv), relating to privacy, data protection, security, or the Processing of Company Data (collectively, (i) – (iv), “Company Privacy Obligations”). The Company and each of its Subsidiaries has at all applicable times during the past three (3) years provided all material notices and obtained all material authorizations, consents, and rights required under Company Privacy Obligations to Process Company Data as Processed by or for the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries has implemented and maintained reasonable and appropriate physical, technical, and organizational measures designed to protect the Company IT Assets and Company Data. There has been no (i) material security incident, breach, or successful ransomware, denial of access attack, denial of service attack, hacking, or similar event with respect to any Company IT Asset, nor (ii) any material unauthorized, accidental, or unlawful access to, or destruction, loss, alteration disclosure, or other Processing of, Company Data (each, in the case of (i) and (ii), a “Company Security Incident”). None of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, the Company Data Partners, has made, or been required to make, any disclosure or notification to any Person under any Company Privacy Obligation in connection with any Company Security Incident. None of the Company or any of its Subsidiaries has received any notification from any Governmental Authority or other Person of any material Action relating to the data privacy, data security, data protection, or the Processing of Company Data, or alleging any violation of any Company Privacy Obligation. To the Knowledge of the Company, there has never been any audit, investigation or enforcement action (including any fines or other sanctions) by any Governmental Authority or other Person relating to any Company Security Incident or violation of any Company Privacy Obligation.

Section 4.12 Litigation. In the last three (3) years, there have not been, and there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties, rights, assets, officers, directors, or employees (in their capacity as such), at law or in equity, or before or by any Governmental Authority (a) seeking to prevent or materially delay the ability of the Company to consummate the transactions contemplated hereby or (b) that would, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company or any of its rights, assets and properties nor any Company Subsidiary or any of its rights, assets and properties is subject to any outstanding Governmental Order as of the Agreement Date.

Section 4.13 Undisclosed Liabilities. Except for (a) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company as of December 31, 2021 (including the notes to such balance sheet), (b) Liabilities incurred in the ordinary course of business and consistent with past practice since December 31, 2021 (none of which are Liabilities related to a breach of Contract, breach of warranty, tort, infringement, or violation of applicable Law), and (c) Transaction Expenses, Indebtedness, and Taxes, neither the Company nor any Company Subsidiary has any material Liabilities, in each case, required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company (or disclosed in the notes to such balance sheet).

Section 4.14 Governmental Consents. Except for the requirements of Securities Laws and any other regulations that are required for the consummation of the transactions contemplated hereby, no consent, approval, order or authorization of, or registration, declaration, notification or filing with, any Governmental Authority is necessary or required in connection with any of the execution, delivery or performance of this Agreement, the other Transaction Agreements or the Loan Amendments to be executed by the Company, Merger Sub or any Company Subsidiary or the consummation by the Company, Merger Sub or any Company Subsidiary of the transactions contemplated hereby.

Section 4.15 Employee Benefit Plans.

(a) Schedule 4.15(a)(i) of the Company Disclosure Schedules sets forth a complete list, as of the Agreement Date, of each material Company Benefit Plan (other than any individual employment offer letters or individual equity awards that follow the forms set forth on Schedule 4.15 of the Company Disclosure Schedules in all material respects). With respect to each material Company Benefit Plan, the Company has made available to Otonomo true, complete and correct copies of, as applicable: (i) all material plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto or, with respect to any Company Benefit Plan that has not been reduced to writing, a description of the material terms thereof; (ii) the most recent summary plan description, including any summary of material modifications; (iii) the most recent annual report (Form 5500) filed with the IRS; (iv) the most recently received IRS determination or opinion letter; (v) the most recent summary annual report, actuarial report or other financial statement relating to such Company Benefit Plan; (vi) all material records, notices and filings concerning IRS or U.S. Department of Labor audits or investigations, and (vii) all material, non-routine communications relating to any Company Benefit Plan with any Governmental Authority in the last year.

(b) Each Company Benefit Plan has been maintained, operated and administered in all material respects in compliance in form and operation with its terms and all applicable Laws, including ERISA and the Code. There are no material Actions (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened against, by or on behalf of any Company Benefit Plan or, to the Knowledge of the Company, any administrator or fiduciary thereof. With respect to each Company Benefit Plan, all contributions and premium payments for all time periods ending on or prior to the Effective Time have been paid or made in full, or to the extent not yet due, properly accrued on the Company’s latest financial statements in accordance with GAAP, except as would not reasonably be expected to result in a material liability to the Company. Except as would not reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor, to the Knowledge of the Company, any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Company Benefit Plan.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Benefit Plan, and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan. Each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event(s)) would reasonably be expected to: (i) result in any material payment to any Company Service Provider, (ii) result in the acceleration of the time of payment or the funding or vesting of any payment of compensation or benefits to any Company Service Provider, or (iii) materially increase the amount payable to a Company Service Provider pursuant to any of the Company Benefit Plans.

(e) No amount that could be, or has been, received by any Company Service Provider under any Company Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement would, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise Tax under Section 4999 of the Code.

(f) Neither the Company nor any Company Subsidiary has any current or contingent obligation to make a “gross-up” or similar payment or reimbursement in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.

(g) Neither the Company nor any Company Subsidiary nor any Company ERISA Affiliate thereof, either currently or within the past six (6) years, maintains or maintained, contributes or contributed to, sponsors or sponsored, or otherwise has or had any liability or obligation (contingent or otherwise) with respect to (i) a “multiemployer plan” subject to ERISA that is described in Section 3(37) of ERISA, (ii) a pension plan subject to Title IV of ERISA or Sections 412 or 430 of the Code (or similar provision of state, local or foreign Law), or (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) a “voluntary employee benefit association” (within the meaning of Section 501(c)(9) of the Code). No liability under Title IV of ERISA has been or, to the Knowledge of the Company, is reasonably expected to be incurred by the Company nor any Company Subsidiary.

(h) Neither the Company nor the Company Subsidiaries is obligated to provide coverage under any retiree or post-employment health accident, disability, life or other welfare insurance to any Person (or any spouse, beneficiary or dependent thereof), other than health continuation coverage to the extent required by Law or for which the recipient pays the full cost of coverage.

(i) None of the Company, any Company Subsidiaries or any of their respective Company ERISA Affiliates has at any time maintained, established, sponsored, participated in or contributed to, and no Company Benefit Plan is, a self-insured plan that provides medical, dental or any similar healthcare benefits to employees (including any such plan pursuant to which a stop-loss policy or Contract applies). No Company Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(j) No Company Benefit Plan is governed by the laws of any jurisdiction outside of the United States or provides compensation or benefits to any current or former Company Service Provider (or any dependent thereof) who resides outside of the United States.

Section 4.16 Insurance.

(a) Schedule 4.16 of the Company Disclosure Schedules sets forth each insurance policy maintained by the Company and the Company Subsidiaries on their properties, assets, products, business or personnel (other than policies underlying any Company Benefit Plans) with respect to the policy period that includes the Agreement Date (the “Company Insurance Policies”). True and complete copies of such Company Insurance Policies have been delivered or made available to Otonomo. All such Company Insurance Policies (i) are in full force and effect and shall be outstanding and in full force and effect without interruption at and after the Effective Time until their respective termination dates or until their earlier termination by the respective insurers or by the Company pursuant to their terms, (ii) all premiums with respect thereto covering all periods up to the Effective Time will have been paid, and (iii) shall otherwise be maintained by the Company and the Company Subsidiaries in full force and effect in all material respects as they apply to any matter, action or event relating to the Company and the Company Subsidiaries occurring through the Effective Time. Neither the Company nor any Company Subsidiary has received a written notice of cancellation of, or communication of default under, any of the Company Insurance Policies or of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any of the Company Insurance Policies or refusal of any coverage or rejection of any claim under any such policy or any material changes that are required in the conduct of the business of the Company or any Company Subsidiary as a condition to the continuation of coverage under, or renewal of, any of the Company Insurance Policies. Neither the Company nor any Company Subsidiary is in default with respect to any provision contained in any Company Insurance Policy or has failed to give any notice or present any claim under any Company Insurance Policy in due and timely fashion. There is no pending claim by the Company or any Company Subsidiary against any insurance carrier under any such insurance policy for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

(b) The Company and each of the Company Subsidiaries are, and continually since the later of December 31, 2021 or the date of acquisition by the Company with respect to any Company Subsidiaries have been, insured against such losses and risks and in such amounts as are customary in the business in which they are engaged and as required by applicable Law, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17 Environmental Matters.

(a) The Company and the Company Subsidiaries are, and have been during the past three (3) years, in compliance in all material respects with all Environmental Laws, which compliance includes the possession of and compliance with all permits required under Environmental Laws, applicable to their operations and their occupancy of the real property listed on Schedule 4.17 of the Company Disclosure Schedules.

(b) Neither the Company nor any Company Subsidiary has during the past three (3) years received written notice from any Governmental Authority regarding any actual or alleged material violation of any Environmental Laws applicable to its operations at the real property listed on Schedule 4.17 of the Company Disclosure Schedules that is unresolved.

(c) Neither the Company nor any Company Subsidiary is subject to any pending or, to the Knowledge of the Company, threatened, Actions asserting a material remedial obligation or material liability under Environmental Laws.

(d) Neither the Company nor any Company Subsidiary is subject to any outstanding Governmental Order pursuant to any applicable Environmental Law, which Governmental Order imposes material obligations or material liabilities on the Company or any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary has (i) treated, stored, disposed of, arranged for, or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, or released any Hazardous Material, or (ii) owned or operated any facility or property which is contaminated by any Hazardous Material by the Company or any Company Subsidiary, in each case, so as to give rise to a material liability of the Company or any Company Subsidiary pursuant to any Environmental Laws.

(f) Neither the Company nor any Company Subsidiary has retained or assumed, either contractually or by operation of law, any material liability or obligation of another Person pursuant to Environmental Laws.

(g) The Company has made available to Otonomo all environmental reports, studies, audits or analyses in its possession identifying material environmental, health or safety liabilities with respect to the Company and the Company Subsidiaries.

Section 4.18 Affiliated Transactions. Except (a) for the provision of compensation and benefits to Company Service Providers and other employment or service provider arrangements in the ordinary course of business and Contracts with securityholders of the Company entered into in connection with the applicable securities, (b) arrangements and Contracts with a Company Subsidiary, and (c) Company Benefit Plans, no Affiliate or shareholder of the Company, any director, officer or manager of the Company or any Company Subsidiary (other than the Company and the Company Subsidiaries) is a party to any Contract that is still in effect with the Company or any Company Subsidiary or has any ownership or financial interest in any material asset or property owned by the Company or any Company Subsidiary.

Section 4.19 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of the Company or any Company Subsidiary or any of their respective stockholders or Affiliates.

Section 4.20 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary holds and is in compliance, in all material respects, with all material licenses, approvals, consents, certificates, registrations, franchises and permits of any Governmental Authority or pursuant to any applicable Law which are required for the operation of the Company or the Company Subsidiaries or which are necessary for them to own, lease and operate properties and assets or to carry on their businesses as presently conducted (collectively, the “Company Permits”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect and no default (with or without notice, lapse of time or both) has occurred under any such Company Permit. Neither the Company nor any Company Subsidiary has received written notice of any Actions pending or, to the Knowledge of the Company, threatened, relating to the suspension, revocation, withdrawal or material modification of any Company Permit.

(b) The Company and the Company Subsidiaries are, and have been during the past three (3) years, in compliance in all material respects with all Laws and Governmental Orders applicable to them or any of their respective properties, rights or assets.

Section 4.21 Employees.

(a) Neither the Company nor any of the Company Subsidiaries is party to or bound by any collective bargaining agreement or similar agreement with any Union that pertains to employees of the Company or any Company Subsidiary. There is no labor strike, material work stoppage, picketing, lockout, material walkout or other organized work interruption pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, and neither the Company or any Company Subsidiary has experienced any such labor strike, material work stoppage, picketing, lockout, material walkout or other organized work interruption during the past three years. There are no Unions representing, purporting to represent and, to the Knowledge of the Company, no union organization campaign is in progress with respect to, any employees of the Company or any Company Subsidiary thereof.

(b) Since September 30, 2022, neither the Company nor any Company Subsidiary has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in WARN, or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company nor any Company Subsidiary.

(c) The Company and the Company Subsidiaries are in compliance, and in the past three (3) years have complied, in all material respects, with all applicable Laws relating to employment or employment practice, including terms and conditions of employment, equal employment opportunity, pay equity, wages and hours, occupational health and safety, immigration, discrimination in employment, wrongful discharge, collective bargaining, personal rights or any other labor and employment-related matters. The Company and the Company Subsidiaries have withheld all amounts required by applicable Laws or by Contract to be withheld from the wages, salaries, and other payments to employees, and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and the Company Subsidiaries have paid in full to all Company Service Providers all wages, salaries, commissions, bonuses, benefits and other compensation due to be paid to or on behalf of such Company Service Providers. There are no Actions, suits, claims, investigations or other legal proceedings against the Company nor any Company Subsidiary pending, or to Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of the Company nor any Company Subsidiary, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(d) Neither of Company or the Company Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Company or the Company Subsidiaries that involves allegations relating to discrimination, harassment (including sexual harassment) or sexual misconduct by any officer of Company or any Company Subsidiary. To the Knowledge of the Company, in the last five (5) years, no allegations of sexual harassment have been made against any officer of Company or any Company Subsidiary.

Section 4.22 Registration Statement. The information relating to the Company and any Company Subsidiary to be contained in the Proxy Statement and Registration Statement and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act in each case in connection with the Merger will not, at the time the Registration Statement is declared effective (and any amendment or supplement thereto), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement (other than the portions thereof relating solely to the meeting of the shareholders of Otonomo) and any related documents will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.22, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement or the Registration Statement which were not supplied by or on behalf of the Company.

Section 4.23 Customers and Suppliers.

(a) Schedule 4.23(a) of the Company Disclosure Schedules lists the five (5) largest customers (by volume in Dollars of sales to such customers) of the Company and the Company Subsidiaries during the twelve (12) months ended December 31, 2022 (the “Company Material Customers”) and whether such revenues are annual or monthly recurring revenues. No Company Material Customer has (i) terminated its relationship with the Company or any Company Subsidiary, (ii) materially reduced its business with the Company or any Company Subsidiary or materially and adversely modified its relationship with any of them, (iii) notified the Company or any Company Subsidiary of its intention to take any such action and to the Knowledge of Company, no such Company Material Customer is contemplating such an action, or (iv) to the Knowledge of Company, become insolvent or subject to bankruptcy proceedings.

(b) Schedule 4.23(b) of the Company Disclosure Schedules lists the five (5) largest suppliers and vendors (measured by Dollar volume of purchases) of the Company and the Company Subsidiaries during the twelve (12) months ended December 31, 2022 (the “Company Material Suppliers”). No Company Material Supplier has (i) terminated its relationship with the Company or any Company Subsidiary, (ii) materially reduced its business with the Company or any Company Subsidiary or materially and adversely modified its relationship with any of them, (iii) notified the Company or any Company Subsidiary of its intention to take any such action and to the Knowledge of Company, no such Company Material Supplier is contemplating such an action, or (iv) to the Knowledge of Company, become insolvent or subject to bankruptcy proceedings.

Section 4.24 Anti-Corruption Matters.

(a) The Company and the Company Subsidiaries and, to the Knowledge of the Company, any Person acting for or on behalf of the Company and the Company Subsidiaries currently comply in all material respects with and have, during the past five (5) years, complied in all material respects with, all applicable Anti-Corruption Laws and Anti-Money Laundering Laws.

(b) During the past five (5) years, (i) there has been no action taken by the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any of their Representatives, in each case, acting on behalf of the Company or any of the Company Subsidiaries, in violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, including corruptly (1) influencing any act or decision of a Governmental Official in his or her official capacity, (2) inducing a Governmental Official to do or omit to do any act in violation of his or her lawful duty, (3) securing any improper advantage, or (4) inducing a Governmental Official to use his or her influence to affect or influence any act or decision of a Governmental Authority, and in the case of (1)–(4) above in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person and in violation of Anti-Corruption Laws, (ii) neither the Company nor any of the Company Subsidiaries has been convicted of violating any Anti-Corruption Law or Anti-Money Laundering Law or, to the Knowledge of the Company, been subjected to any investigation by a Governmental Authority for a violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) Neither the Company nor any Company Subsidiary has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law, and (iv) neither the Company nor any of the Company Subsidiaries has received any written notice or citation, or to the Knowledge of the Company, any non-written notice, from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

(c) The Company and the Company Subsidiaries keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.25 Trade Compliance. None of the Company, the Company Subsidiaries, nor, to the Knowledge of Company, any of their respective Representatives, (i) is a Sanctioned Person, (ii) is subject to debarment or any list-based designations under the Export Control Laws, or (iii) is engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person. During the past five (5) years, the Company and the Company Subsidiaries (i) have complied with all applicable Sanctions and Export Control Laws, (ii) to the extent these actions violate Sanctions, have not engaged in any dealings or transactions, direct or indirect, with or involving any Sanctioned Country or Sanctioned Person,

(iii) have not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Sanctions or Export Control Laws, and has not been notified of any such pending or threatened actions, and (iv) secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to Sanctions and Export Control Laws, and complied with the terms and conditions of all such permits.

Section 4.26 No Merger Sub Activity. Merger Sub was formed for the sole purpose of entering into this Agreement and effecting the Merger and the other transactions contemplated by this Agreement. Merger Sub has no assets, obligations or liabilities other than immaterial obligations or liabilities incident to its formation, the execution of this Agreement and the completion of the Merger and the other transactions contemplated by this Agreement. Since the date of its formation, Merger Sub has not conducted any business or engaged in any activities other than in connection with this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement.

Section 4.27 Material Loan Agreements.

(a) No default or event of default (however denominated) has occurred and is continuing under any Material Loan Agreement or any Loan Amendment.

(b) All representations and warranties made by or on behalf of the Company or any Company Subsidiary in the Loan Amendments or any other agreement, document or instrument delivered in connection therewith are true and correct in all material respects (without duplication of any “material adverse effect”, “materiality” or similar qualifications therein) on and as of the date made thereunder. As of the Agreement Date, there are no fee letters or other agreements (except as set forth in the Loan Amendments, the Material Loan Agreements as in effect on the Agreement Date and the Agent Fee Letter (as defined in the Highbridge Loan Agreement as in effect on the Agreement Date)) to pay fees with respect to any Material Loan Agreement. No contractual impediment exists to the early prepayment of either Material Loan Agreement. No contractual requirement shall require the early prepayment or repayment of any amounts outstanding under either Material Loan Agreement upon the occurrence of the Closing. Merger Sub is not and shall not be a party to any Material Loan Agreement on or prior to the Closing Date.

(c) To the Knowledge of the Company, there is no event or condition that with the passage of time or the giving of notice or both would result in or constitute a Default or an Event of Default (in each case, as defined in the applicable Material Loan Agreement) under such Material Loan Agreement. As of the Agreement Date, neither the Company nor any Company Subsidiary has given or received any notice (whether written or oral) of any Default or Event of Default (in each case, as defined in the applicable Material Loan Agreement) under any Material Loan Agreement that has occurred and is continuing, nor, to the Knowledge of the Company, has any such Default or Event of Default (in each case, as defined in the applicable Material Loan Agreement) been alleged by the counterparty or counterparties to such Material Loan Agreement to have occurred and be continuing.

(d) To the Knowledge of the Company, the Company has no reason to believe that the Material Loan Agreements prohibit or impede the consummation of the Merger and other transactions contemplated by this Agreement or that any default or event of default (however denominated) under the Material Loan Agreements (in the case of the Highbridge Loan Agreement and the Structural Loan Agreement, as amended by the Loan Amendments), would result therefrom.

Section 4.28 No Other Representations. Neither the Company nor Merger Sub is relying, and neither the Company nor Merger Sub has relied, on, or otherwise has been induced by, any representations or warranties whatsoever regarding this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement or the other Transaction Agreements, express or implied, or any other information provided or made available to the Company, Merger Sub or their respective Representatives in connection with the Merger and the transactions contemplated by this Agreement or the other Transaction Documents, including any information, documents, projections, forecasts or other material made available in certain “data rooms” or management presentations, or the accuracy or completeness of any of the foregoing, except for the representations and warranties in Article III. Such representations and warranties by Otonomo constitute the sole and exclusive representations and warranties of Otonomo in connection with this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement or the other Transaction Documents, and the Company understands, acknowledges and agrees, on its own behalf and on behalf of Merger Sub, that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by Otonomo.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Otonomo’s Business Pending the Merger.

(a) Between the Agreement Date and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by the Company in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), and except (A) as disclosed in Schedule 5.1 of the Otonomo Disclosure Schedules, (B) as required by applicable Law, (C) for any actions reasonable required in response to COVID-19 or any COVID-19 Measures or (D) as otherwise explicitly required by this Agreement, (i) Otonomo shall use commercially reasonable efforts to, and shall cause each Otonomo Subsidiary to use commercially reasonable efforts to, conduct their respective businesses only in, and Otonomo and the Otonomo Subsidiaries shall not take any action except in the ordinary course of business consistent with past practice in all material respects and (ii) Otonomo shall, and shall cause each Otonomo Subsidiary to, use its respective commercially reasonable best efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and key employees (other than where termination of such services is for cause) and to preserve, in all material respects, the current relationships of Otonomo and the Otonomo Subsidiaries with material customers, suppliers, licensors, licensees, distributors and other Persons with which Otonomo or any Otonomo Subsidiary has material business dealings.

(b) Without limiting the generality of the foregoing, except as set forth in Schedule 5.1 of the Otonomo Disclosure Schedules, as required by applicable Law or as otherwise permitted or required by this Agreement, during the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by the Company in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), Otonomo shall not, nor shall Otonomo permit any Otonomo Subsidiary to:

(i) (x) accelerate the payment by Otonomo or any Otonomo Subsidiary of any accounts payable, Taxes, Indebtedness or other Liabilities outside of the ordinary course of business consistent with past practice, (y) accelerate the collection by Otonomo or any Otonomo Subsidiary of any accounts receivable or other amounts outside of the ordinary course of business consistent with past practice, or (z) take other action outside of the ordinary course of business consistent with past practice with an intention to increase Otonomo Net Cash without, in each case, another legitimate good faith business objective;

(ii) amend the Otonomo Organizational Documents or any of the Otonomo Subsidiaries Organizational Documents;

(iii) declare or pay any dividends on or make other distributions (whether in cash, shares or property) in respect of any of its share capital or other equity interests (other than dividends or distributions made by any wholly owned Otonomo Subsidiary to Otonomo or any other wholly owned Otonomo Subsidiary);

(iv) subdivide, reclassify, convert, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its respective shares or other equity interests;

(v) repurchase, redeem, reduce, cancel, forfeit or otherwise acquire any Otonomo Shares, other than in connection with (A) the forfeiture or expiration of outstanding Otonomo Stock Options and Otonomo RSU Awards and (B) the withholding of Otonomo Shares to satisfy Tax obligations with respect to the exercise, vesting or settlement, as applicable, of Otonomo Stock Options and Otonomo RSU Awards;

(vi) except as required by applicable Law, adopt or enter into any collective bargaining agreement or similar agreement with any Union applicable to the employees of Otonomo or any Otonomo Subsidiary;

(vii) issue, deliver, transfer or sell, or authorize, propose or reserve for issuance, delivery, transfer or sale, or otherwise dispose of or encumber, any Otonomo Shares or shares of any Otonomo Subsidiary, other than (A) the issuance of shares upon the exercise or settlement, as applicable, of Otonomo Stock Options, Otonomo RSU Awards and Otonomo Warrants, in each case, in accordance with their respective terms as of the Agreement Date and the terms of this Agreement, (B) the issuance of Otonomo Shares pursuant to the exercise of or settlement, as applicable, of Otonomo Stock Options, Otonomo RSU Awards and Otonomo Warrants if necessary to effectuate an optionee’s or other holder’s direction upon exercise or pursuant to the settlement of 102 Awards and Otonomo Warrants and in order to satisfy Tax withholding obligations, or (C) grants of new Otonomo Stock Options and Otonomo RSU Awards in the ordinary course of business consistent with past practice;

(viii) create, assume or incur any indebtedness of Otonomo or any Otonomo Subsidiary for borrowed money, or indebtedness of Otonomo or any Otonomo Subsidiary evidenced by any note, bond, debenture or other debt security, or guaranty any such indebtedness of another Person, or repay, redeem or repurchase any such indebtedness;

(ix) make any loans, advances or capital contributions to, or any investments in, any other Person (other than loans or advances between (x) Otonomo and any wholly owned Otonomo Subsidiary or (y) Otonomo or any wholly owned Otonomo Subsidiary, on the one hand, and the Company or any wholly owned Company Subsidiary, on the other hand);

(x) (x) sell, assign, lease, license (other than, with respect to Intellectual Property, non-exclusive licenses granted in the ordinary course of business consistent with past practice), sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any assets or properties (other than commercially reasonable routine Intellectual Property prosecution and maintenance actions, such as abandonment and claim narrowing conducted in the ordinary course of business) that are material, individually or in the aggregate, to Otonomo and the Otonomo Subsidiaries, taken as whole or (y) enter into, modify or amend any lease of property, except for modifications or amendments that are not materially adverse to the Surviving Company;

(xi) directly or indirectly acquire (x) by merging, amalgamating or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (y) any material assets;

(xii) implement or adopt any material change in its accounting policies other than as may be required by applicable Law or GAAP and as concurred with by Otonomo’s independent auditors;

(xiii) except as expressly required by the terms of any Otonomo Benefit Plan in effect on the Agreement Date and disclosed to the Company: (A) increase the compensation of any Otonomo Service

Provider, (B) grant to any Otonomo Service Provider, or enter into or amend any agreement with any Otonomo Service Provider, providing for incentive awards (including equity or equity-based awards), severance, change-in-control payments or retention payments, (C) establish, enter into, materially modify, materially amend or terminate any Otonomo Benefit Plan (or any plan or agreement that would be an Otonomo Benefit Plan if in existence on the Agreement Date) except in the ordinary course of business consistent with past practice with respect to amendments to group benefit plans that would not, individually or in the aggregate, materially increase benefits, or (D) take any action to accelerate the time of vesting or payment of any material compensation or benefits under any Otonomo Benefit Plan;

(xiv) affirmatively waive, release or amend in any material respect, restrictive covenant obligations of any officer-level Otonomo Employee;

(xv) (A) hire, or offer to hire, any officers, employees, consultants, or independent contractors, (B) terminate the employment of any officer-level Otonomo Employee (except due to any actions or omissions giving “cause” to terminate employment), or (C) enter into any Contract with a Union (unless required by applicable Law);

(xvi) modify or amend in any material and adverse respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any Otonomo Material Contract or enter into any agreement or contract that would qualify as an Otonomo Material Contract;

(xvii) pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses in the ordinary course of business consistent with past practice or indemnification pursuant to any indemnification agreements in effect as of the Agreement Date) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its officers or directors or any Affiliate of any of its officers or directors;

(xviii) except in the ordinary course of business consistent with past practice, form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof (other than in the ordinary course of business consistent with past practice) or enter into any new line of business, in each case that is material to Otonomo and the Otonomo Subsidiaries, taken as a whole;

(xix) (A) make or change any material Tax election, (B) adopt or materially change any annual Tax accounting period, (C) file any material amended Tax Return, (D) settle or compromise any material claim, investigation, audit or controversy relating to Taxes, (E) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, (F) enter into any material closing agreement with respect to any Tax, (G) surrender or forfeit any right to claim a material Tax refund, or (H) apply for or enter into a ruling from any Tax authority with respect to Taxes, other than the Tax rulings pursuant to this Agreement;

(xx) (A) to the extent such amount is material to the business of Otonomo or any applicable Otonomo Subsidiary, pay, discharge, settle or satisfy any claims, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of debts, liabilities and obligations, whether accrued or fixed, absolute or contingent or matured or unmatured, including those arising under any Law and those arising under any Contract: (1) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in Otonomo SEC Reports or (2) incurred in the ordinary course of business consistent with past practice or, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of material value;

(xxi) make or agree to make any new out-of-pocket capital expenditures in excess of $100,000, individually, or $1,000,000, in the aggregate;

(xxii) publish any new Otonomo Privacy Notice or amend any Otonomo Privacy Notice;

(xxiii) make any changes to the Processing of Otonomo Data in any material respect;

(xxiv) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or materially alter, materially amend, materially modify, violate or terminate any of the terms of any Otonomo Leases;

(xxv) fail to renew or maintain material existing insurance policies or comparable replacement policies in each case that are material to Otonomo or any Otonomo Subsidiary; or

(xxvi) authorize, or commit or agree to take, any of the foregoing actions.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control Otonomo or any Otonomo Subsidiary or direct the business or operations of Otonomo or any Otonomo Subsidiary prior to the Effective Time.

Section 5.2 Conduct of the Company’s Business Pending the Merger.

(a) Between the Agreement Date and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by Otonomo in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), and except (A) as disclosed in Schedule 5.2 of the Company Disclosure Schedules, (B) as required by applicable Law, (C) for any actions reasonable required in response to COVID-19 or any COVID-19 Measures or (D) as otherwise explicitly required by this Agreement, (i) the Company shall use commercially reasonable efforts to, and shall cause each Company Subsidiary to use commercially reasonable efforts to, conduct their respective businesses only in, and the Company and the Company Subsidiaries shall not take any action except in the ordinary course of business consistent with past practice in all material respects and (ii) the Company shall, and shall cause each Company Subsidiary to, use their respective commercially reasonable best efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and key employees (other than where termination of such services is for cause) and to preserve, in all material respects, the current relationships of the Company and the Company Subsidiaries with material customers, suppliers, licensors, licensees, distributors and other Persons with which the Company or any Company Subsidiary has material business dealings.

(b) Without limiting the generality of the foregoing, except as set forth in Schedule 5.2 of the Company Disclosure Schedules, as required by applicable Law or as otherwise permitted or required by this Agreement, during the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by Otonomo in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall the Company permit any Company Subsidiary to:

(i) (x) accelerate the payment by the Company or any Company Subsidiary of any accounts payable, Taxes, Indebtedness or other Liabilities outside of the ordinary course of business consistent with past practice, (y) accelerate the collection by the Company or any Company Subsidiary of any accounts receivable or other amounts outside of the ordinary course of business consistent with past practice, or (z) take other action outside of the ordinary course of business consistent with past practice with an intention to increase Company Net Cash without, in each case, another legitimate good faith business objective;

(ii) amend the Company Organizational Documents or any of the Company Subsidiaries Organizational Documents (except to effectuate the A&R Charter and the A&R Bylaws);

(iii) declare or pay any dividends on or make other distributions (whether in cash, shares or property) in respect of any of its share capital or other equity interests (other than dividends or distributions made by any wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary);

(iv) subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its respective shares or other equity interest;

(v) repurchase, redeem or otherwise acquire any shares of Common Stock;

(vi) issue, deliver or sell, or authorize, propose or reserve for issuance, delivery or sale, or otherwise dispose of or encumber, any shares of Common Stock, any shares of preferred stock or shares of any Company Subsidiary, other than (A) the issuance of shares upon the exercise of Company Stock Options, Company Warrants, Company Convertible Notes and other convertible securities of the Company, or (B) grants of new equity incentive awards, including Company Stock Options and restricted stock units, in the ordinary course of business consistent with past practice;

(vii) create, assume or incur any indebtedness of the Company or any Company Subsidiary for borrowed money, indebtedness of the Company or any Company Subsidiary evidenced by any note, bond, debenture or other debt security, or guaranty any such indebtedness of another Person, repay, redeem or repurchase any such indebtedness (except, in each case, the Company and the Company Subsidiaries, taken as a whole, may (A) incur interest and fees under the Material Loan Agreements, (B) issue convertible notes and incur indebtedness thereunder, in each case to the extent such notes and indebtedness convert into equity interests prior to the Effective Time, and (C) create, assume or incur an aggregate principal amount of other Indebtedness after the Agreement Date up to $30.0 million (such amount, for the avoidance of doubt, to include any amount of Indebtedness incurred by way of a Bridge Loan but to exclude interest and fees incurred pursuant to clause (A) and convertible notes issued and indebtedness incurred pursuant to clause (B))); provided, that the Company must receive Otonomo’s consent (not to be unreasonably withheld, conditioned or delayed) to issue convertible indebtedness that (x) does not convert prior to the Effective Time or (y) is issued at a price that implies a valuation of the Company that is less than the Company Valuation (such valuation, for the avoidance of doubt, disregarding any conversion discount of up to thirty-five percent (35%)); provided, further, that in no circumstance shall Merger Sub be joined or made party to the Material Loan Agreements or any other Indebtedness of the Company or any other Company Subsidiary prior to the Closing;

(viii) make any loans, advances or capital contributions to, or any investments in, any other Person (other than loans or advances between the Company and any Company Subsidiary or any Company Service Provider);

(ix) directly or indirectly acquire (x) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (y) any material assets;

(x) except as in the ordinary course of business consistent with past practice, form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof (other than in the ordinary course of business consistent with past practice) or enter into any new line of business, in each case that is material to the Company and the Company Subsidiaries, taken as a whole;

(xi) (A) to the extent such amount is material to the business of the Company or any applicable Company Subsidiary, pay, discharge, settle or satisfy any claims, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of debts, liabilities and obligations, whether accrued or fixed, absolute or contingent or matured or unmatured, including those arising under any Law and those arising under any

Contract incurred in the ordinary course of business consistent with past practice or, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of material value;

(xii) (A) make or change any material Tax election, (B) adopt or change any annual Tax accounting period, (C) file any material amended Tax Return, (D) settle or compromise any material claim, investigation, audit or controversy relating to Taxes, (E) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, (F) enter into any material closing agreement with respect to any Tax, (G) surrender or forfeit any right to claim a material Tax refund, or (H) apply for or enter into a ruling from any Tax authority with respect to Taxes, other than the Tax rulings pursuant to this Agreement; or

(xiii) authorize, or commit or agree to take, any of the foregoing actions.

(c) Notwithstanding anything to the contrary in this Agreement, during the period from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by Otonomo in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall the Company permit any Company Subsidiary to directly or indirectly amend, restate, supplement, replace, refinance or otherwise modify the Loan Amendments or any Material Loan Agreement in a manner materially adverse to the interests of Otonomo (it being acknowledged by Otonomo that amendments, waivers or consents, solely to the extent the terms thereof (i) facilitate the ability of the Company to consummate the Merger, (ii) permit the incurrence of Indebtedness permitted under Section 5.2(b)(vii), (iii) permit the joinder of additional guarantors, other than Merger Sub, (iv) to the extent no Bridge Loans are outstanding, provide for the grant of liens on additional collateral, (v) to the extent no Bridge Loans are outstanding, provide for the inclusion of additional or more restrictive mandatory prepayments (in any event so long as such additional or mandatory prepayment does not violate the penultimate sentence of Section 4.27(b)), (vi) provide for the inclusion of additional or more restrictive affirmative covenants that are customary for financings of the applicable type (including additional reporting requirements to the extent customary for a public company), (vii) provide for the inclusion of additional or more restrictive negative covenants (including financial covenants) that are customary for financings of the applicable type, (viii) to the extent no Bridge Loans are outstanding, provide for the inclusion of additional or more restrictive events of default that do not impede, delay or make less likely to occur the consummation of the Merger, any direct listing transaction or any other transaction contemplated by this Agreement, (ix) waive, or consent to, defaults or events of default (however denominated) prior to the Effective Time or (x) provide for terms that are favorable to the Company (including the deferral of payment obligations) shall, in each case, not be materially adverse to Otonomo’s interests); provided, that Otonomo’s consent shall not be needed for the Loan Amendments going into effect on the Agreement Date.

Nothing contained in this Agreement shall give Otonomo, directly or indirectly, the right to control the Company or any Company Subsidiary or direct the business or operations of the Company or any Company Subsidiary prior to the Effective Time.

Section 5.3 Access to Information; Confidentiality.

(a) Subject to the confidentiality agreement between the Company and Otonomo, dated October 23, 2022 (the “Confidentiality Agreement”), and applicable Law, Otonomo shall, and shall cause each Otonomo Subsidiary to, afford to the Company and its Representatives, reasonable access during normal business hours and upon reasonable notice during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time to all their properties, books, contracts, commitments, personnel and records as the Company may reasonably request (provided, that such access shall not unreasonably interfere with the business or operations of Otonomo or any Otonomo Subsidiary or create a material risk of damage or destruction to any property or assets of Otonomo or any Otonomo Subsidiary) and, during such period, Otonomo shall, and shall cause each Otonomo Subsidiary to, furnish promptly to the Company (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information concerning their business, properties, litigation matters and personnel as the Company may reasonably request; provided, that nothing in this Section 5.3(a) shall require Otonomo or any Otonomo Subsidiary to provide any access, or to disclose any information, if permitting such access or disclosing such information would (A) violate applicable Law, (B) in the reasonable judgment of Otonomo, cause material competitive harm to Otonomo or any Otonomo Subsidiary if the transactions contemplated by this Agreement are not consummated, (C) violate any of its obligations with respect to confidentiality (provided, that Otonomo shall, upon the request of the Company, use commercially reasonable efforts to obtain the required consent of any third party to such access or disclosure), or (D) result or give rise to a material risk of resulting in the loss of attorney-client or other privilege (provided, that Otonomo shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client or other privilege). Notwithstanding anything to the contrary herein, Otonomo may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law as a result of COVID-19 or any COVID-19 Measures.

(b) Subject to the Confidentiality Agreement, and applicable Law, the Company shall, and shall cause each Company Subsidiary to, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, use commercially reasonable efforts to (i) furnish to Otonomo monthly balance sheets and statements of operations and statement of cash flows of the Company and its Subsidiaries promptly after being completed by the Company (and, in any event, no later than the thirtieth (30th) day after each month end), and (ii) (x) inform Otonomo of any material developments concerning the Company’s outstanding Indebtedness, together with any refinancings or new debt incurrences, and (y) make members of the Company’s management available for monthly meetings with members of Otonomo’s management to discuss the Company’s relationships with current and prospective customers and suppliers; provided, that nothing in this Section 5.3(b) shall require the Company or any Company Subsidiary to disclose any information, if disclosing such information would (A) violate applicable Law, (B) in the reasonable judgment of the Company, cause material competitive harm to the Company or any Company Subsidiary if the transactions contemplated by this Agreement are not consummated, (C) violate any of its obligations with respect to confidentiality (provided, that the Company shall, upon the request of Otonomo, use commercially reasonable efforts to obtain the required consent of any third party to such access or disclosure), or (D) result or give rise to a material risk of resulting in the loss of attorney-client or other privilege (provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client or other privilege).

(c) No review pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement. All information provided pursuant to this Section 5.3 shall be subject to the terms of the Confidentiality Agreement.

Section 5.4 Notification of Certain Matters. The Company shall give prompt notice to Otonomo and Otonomo shall give prompt notice to the Company, as the case may be, of the occurrence of any of the following after the Agreement Date and prior to the Effective Time: (a) receipt of any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with this Agreement or the transactions contemplated hereby, (b) receipt of any notice or other communication from any Governmental Authority or Nasdaq (or any other securities market) in connection with this Agreement or the transactions contemplated hereby, (c) the executive officers of such party becoming aware of the occurrence or failure to occur of an event that could prevent or delay beyond the Outside Date the consummation of the transactions contemplated by this Agreement or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied or (d) the executive officers of the Company becoming aware of the occurrence of any default or event of default (however denominated) under the Material Loan Agreements; provided, that failure to give notice under the foregoing clauses (a), (b) or (c) shall not be deemed to be a breach of covenant under this Section 5.4 and shall constitute only a breach of the underlying representation, covenant, condition or agreement, as the case may be. The delivery of any notice pursuant to this Section 5.4 will not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger or the other transactions contemplated by this Agreement.

Section 5.5 Regulatory Filings; Reasonable Best Efforts.

(a) Each party shall make or cause to be made, in cooperation with the other parties and as promptly as practicable, all filings, forms, declarations, notifications, registrations and notices with Governmental Authorities that the Company and Otonomo agree are necessary under Competition Laws and Investment Screening Laws relating to the transactions contemplated hereby. “Competition Laws” mean the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any merger control, competition or antitrust Laws and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition. Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information or documents made by any Governmental Authority, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Authority. Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice. Each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Authority regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Authority with respect to the transactions contemplated by this Agreement (subject to redaction for any information that is classified for national security purposes). None of the parties shall independently participate in any meeting, videoconference or teleconference, or engage in any substantive conversation, with any Governmental Authority in respect of any filings or inquiry without giving the other party prior notice of the meeting, videoconference or teleconference and, unless prohibited by such Governmental Authority, the opportunity to attend and participate. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with Actions under or relating to any Competition Law. For the avoidance of doubt, neither party shall have any obligation to expend funds, other than in immaterial amounts, or to contest or resist any Action under or relating to any Competition Law or Investment Screening Law, including any administrative or judicial action.

(b) Without prejudice to the generality of Section 5.5(a), unless submitted prior to the Agreement Date, the Company shall as promptly as practical but in any event no later than ten (10) Business Days from the Agreement Date submit a notification to the UK Secretary of State for approval of the Merger pursuant to the NSIA 2021 provided it has received all information from Otonomo that is required under the NSIA 2021 (Prescribed Form and Content of Notices and Validation Applications) Regulations 2021 for the completion of such notification.

(c) Each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all necessary notifications, registrations and filings (including filings with Governmental Authorities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Merger that are necessary to consummate the Merger and the transactions contemplated by this Agreement, (iii) the preparation of the Proxy Statement and the Registration Statement, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement, and to fully carry out the purposes of, this Agreement, and (v) the providing of all such information concerning such party, its Subsidiaries, its Affiliates and its Subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in Section 5.5(a), Section 5.5(b) or this Section 5.5(c). Each of the Company and Otonomo agrees that it will use its reasonable best efforts to obtain prior to the Effective Time each of the consents that are listed in Schedule 5.5(c) of the Otonomo Disclosure Schedules. Notwithstanding anything to the contrary herein, if the lessor or licensor under any Otonomo Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), Otonomo shall be solely responsible for making all such payments or providing all such additional security and the terms thereof shall be subject to the Company’s approval.

(d) Notwithstanding anything herein to the contrary, the Company and its Affiliates shall not be obligated to, or to commit that Otonomo or any of its Affiliates would be obligated to, offer, propose, negotiate, agree to, consent to or effect, by consent decree, hold separate order or otherwise, (i) the divestiture, transfer or other disposal of any businesses, operations, interests, product or service lines or assets, (ii) any other action, including any conduct limitation or restriction, or (iii) any other remedy, commitment, condition, limitation, restriction or undertaking of any kind, and Otonomo and its Affiliates shall not make any such commitment or undertake any such action without the Company’s written consent; provided, that the Company and its Subsidiaries shall, to the extent necessary in order to resolve any objections asserted under Competition Laws or Investment Screening Laws by any Governmental Authority with respect to the transactions contemplated by this Agreement, be obligated to offer, propose, negotiate, agree to, consent to, or effect any action, remedy, commitment, condition, limitation, restriction or undertaking other than those referenced in the foregoing clause (i), in each case, of clauses (ii) and (iii) that both are not material to the Company and the Company Subsidiaries, taken as a whole, and are not material to the expected benefits of the Merger.

Section 5.6 No Solicitation by Otonomo; Otonomo Board Recommendation.

(a) From and after the Agreement Date and until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, Otonomo shall not, nor shall it authorize or permit any Otonomo Subsidiary or any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any inquiry, proposal or other offer that constitutes or would reasonably be expected to lead to an Otonomo Acquisition Proposal, (ii) enter into any agreement with respect to any Otonomo Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any Person any non-public information with respect to, or knowingly cooperate with, any inquiry, proposal or other offer that constitutes, or would reasonably be expected to lead to, any Otonomo Acquisition Proposal, (iv) waive or release any Person from, forbear in the enforcement of, or amend any confidentiality, standstill or similar Contract or any confidentiality or standstill provisions of any other Contract, or (v) authorize or commit to do any of the foregoing. Otonomo shall, and shall cause each Otonomo Subsidiary and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or would reasonably be expected to lead to, an Otonomo Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

(b) Notwithstanding the foregoing, at any time prior to obtaining Otonomo Shareholder Approval, in response to a bona fide written Otonomo Acquisition Proposal that the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) constitutes, or would reasonably be expected to lead to, an Otonomo Superior Proposal, and which Otonomo Acquisition Proposal was not solicited after the Agreement Date in breach of Section 5.6(a), was made after the Agreement Date and did not otherwise result from a breach (other than an immaterial breach) of Section 5.6(a),

Otonomo may, if the Otonomo Board determines (after receiving the advice of outside counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law), and subject to compliance with Section 5.6(a) and Section 5.6(d) and after giving the Company written notice of such determination, (x) furnish information with respect to Otonomo and the Otonomo Subsidiaries to the Person making such Otonomo Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement; provided, that (1) all such information has previously been provided to the Company or is provided to the Company prior to the time it is provided to such Person and (2) such customary confidentiality agreement expressly provides the right for Otonomo to comply with the terms of this Agreement, including Section 5.6(c), and (y) participate in discussions or negotiations with the Person making such Otonomo Acquisition Proposal (and its Representatives) regarding such Otonomo Acquisition Proposal. Without limiting the foregoing, it is agreed that any violation (other than an immaterial violation) of the restrictions set forth in Section 5.6(a) by any Representative or Affiliate of Otonomo or any Otonomo Subsidiary shall be deemed to be a breach of Section 5.6(a) by Otonomo.

The term “Otonomo Acquisition Proposal” means any proposal, offer or indication of interest from any Person (other than a proposal or offer by the Company or any Company Subsidiary) relating to any direct or indirect acquisition or purchase, in one (1) transaction or a series of transactions, of assets or businesses that constitute fifteen percent (15%) or more of the consolidated net revenues, net income, or assets (based on the fair market value thereof) of Otonomo and the Otonomo Subsidiaries, taken as a whole, or fifteen percent (15%) or more of any class of voting or equity securities of Otonomo, any tender offer or exchange offer or issuance of voting or equity securities that if consummated would result in any Person beneficially owning fifteen percent (15%) or more of any class of voting or equity securities of Otonomo, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Otonomo or wholly owned Otonomo Subsidiary pursuant to which any Person or the stockholders of any Person would own fifteen percent (15%) or more of any class of voting or equity securities of Otonomo or of the surviving company or of any resulting parent company of Otonomo under such transaction, other than the transactions contemplated by this Agreement.

The term “Otonomo Superior Proposal” means a bona fide Otonomo Acquisition Proposal (provided, that for purposes of this definition references to fifteen percent (15%) in the definition of “Otonomo Acquisition Proposal” shall be deemed to be references to fifty percent (50%)) which the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) to be (i) more favorable to the shareholders of Otonomo from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(c) Neither the Otonomo Board nor any committee thereof shall, (i) (A) withdraw (or qualify or modify in a manner adverse to the Company or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to the Company or Merger Sub), the Otonomo Recommendation, (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Otonomo Acquisition Proposal, (C) if an Otonomo Acquisition Proposal shall have been publicly announced or disclosed, fail to publicly reaffirm the Otonomo Recommendation within ten (10) Business Days after the Company so requests in writing (it being understood that Otonomo will not be obligated to affirm the Otonomo Recommendation on more than two (2) occasions), (D) make any recommendation or public statement in connection with a tender or exchange offer, or fail to recommend against such offer within ten (10) Business Days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act, other than a recommendation against such offer or the issuance of a “stop, look and listen” communication by the Otonomo Board to

Otonomo’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (E) fail to include the Otonomo Recommendation in the Proxy Statement or (F) resolve or publicly propose to take any action described in the foregoing clauses (A) through (E) (any action described in this clause (i) being referred to as an “Otonomo Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow Otonomo to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Otonomo Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.6(a) pursuant to and in accordance with the limitations set forth therein). Notwithstanding the foregoing, at any time prior to obtaining Otonomo Shareholder Approval, the Otonomo Board may make an Otonomo Adverse Recommendation Change (1) following receipt of a bona fide written Otonomo Acquisition Proposal after execution of this Agreement that did not result from a breach (other than an immaterial breach) of Section 5.6(a) and that the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) constitutes an Otonomo Superior Proposal or (2) of the type described in clauses (A), (C), (E) and (F) (but clause (F) solely with respect to clauses (A) (C) and (E)) thereof, in response to an Otonomo Intervening Event; in each case referred to in the foregoing clauses (1) and (2), only if the Otonomo Board determines in good faith (after consultation with outside counsel) that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided, however, that Otonomo shall not be entitled to exercise its right to make an Otonomo Adverse Recommendation Change until after the fourth (4th) Business Day following the Company’s receipt of written notice (an “Otonomo Notice of Recommendation Change”) from Otonomo advising the Company that the Otonomo Board intends to make an Otonomo Adverse Recommendation Change and specifying the reasons therefor, including (x) in the case of an Otonomo Superior Proposal the terms and conditions of any Otonomo Superior Proposal that is the basis of the proposed action by the Otonomo Board (it being understood and agreed that any amendment to any material term of such Otonomo Superior Proposal shall require a new Otonomo Notice of Recommendation Change and a new three (3) Business Day period during which Otonomo shall comply with the provisions of this Section 5.6(c)) and (y) in the case of an Otonomo Intervening Event, a description of the Otonomo Intervening Event in reasonable detail. In determining whether to make an Otonomo Adverse Recommendation Change in connection with a written Otonomo Acquisition Proposal that constitutes an Otonomo Superior Proposal, the Otonomo Board shall (i) during the foregoing four (4) Business Day period negotiate with the Company and its Representatives in good faith (to the extent that the Company requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Agreements so that such Otonomo Acquisition Proposal would cease to constitute an Otonomo Superior Proposal and permit the Company and its Representatives to make a presentation to the Otonomo Board regarding this Agreement and any adjustments with respect thereto (to the extent that the Company requests to make such a presentation) and (ii) at the end of such four (4) Business Day period, in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) reaffirm its determination that such bona fide written Otonomo Acquisition Proposal constitutes an Otonomo Superior Proposal. In determining whether to make an Otonomo Adverse Recommendation Change in connection with an Otonomo Intervening Event, the Otonomo Board shall (i) during the foregoing four (4) Business Day period negotiate with the Company and its Representatives in good faith (to the extent that the Company requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Agreements so that the failure to make an Otonomo Adverse Recommendation Change in response to such Otonomo Intervening Event would no longer reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law, as determined in good faith by the Otonomo Board (after consultation with outside counsel) (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law) and (ii) at the end of such four (4) Business Day period, in good faith (after consultation with outside counsel) reaffirm its determination that that the failure to make an Otonomo Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law).

(d) In addition to the obligations of Otonomo set forth in Section 5.6(a) and 5.6(c), (i) Otonomo shall promptly advise the Company orally and in writing (and in any case within forty-eight (48) hours) of the receipt of an Otonomo Acquisition Proposal or any inquiry that would reasonably be expected to lead to an Otonomo Acquisition Proposal, the material terms and conditions of any such Otonomo Acquisition Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Otonomo Acquisition Proposal or inquiry and (ii) Otonomo shall (A) keep the Company fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Otonomo Acquisition Proposal or inquiry and (B) provide to the Company promptly after receipt or delivery thereof with copies of any written proposal and draft documentation sent or provided to Otonomo or any Otonomo Subsidiary from any Person that describes any of the material terms or conditions of any Otonomo Acquisition Proposal or inquiry.

(e) Nothing contained in this Section 5.6 shall prohibit Otonomo from taking and disclosing to its shareholders a position contemplated by Rule 14(e)-2(a) or Rule 14(d)-9 promulgated under the Exchange Act or from making any disclosure to Otonomo’s shareholders if, in the good faith judgment of the Otonomo Board, after consultation with outside counsel, failure to so disclose would be reasonably expected to be inconsistent with its fiduciary duties under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided, however, that if any such disclosure pursuant to this Section 5.6(e) has the substantive effect of withdrawing or adversely modifying the Otonomo Board’s recommendation to vote for the Merger, such disclosure shall be deemed to be an Otonomo Adverse Recommendation Change for purposes of this Agreement.

Section 5.7 No Solicitation by the Company.

(a) From and after the Agreement Date and until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, the Company shall not, nor shall it authorize or permit any Company Subsidiary or any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Acquisition Proposal, (ii) enter into any agreement with respect to any Company Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any Person any non-public information with respect to, or knowingly cooperate with, any proposal that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal or (iv) waive or release any Person from, forbear in the enforcement of, or amend any confidentiality, standstill or similar Contract or any confidentiality or standstill provisions of any other Contract.

The term “Company Acquisition Proposal” means any proposal or offer or indication of interest from any Person (other than a proposal or offer by Otonomo or any Otonomo Subsidiary) relating to (i) any direct or indirect acquisition or purchase, in one (1) transaction or a series of transactions, of assets or businesses that constitute forty-nine percent (49%) or more of the consolidated net revenues, net income, or assets (based on the fair market value thereof) of the Company and the Company Subsidiaries, taken as a whole, or forty-nine percent (49%) or more of any class of voting or equity securities of the Company, (ii) any tender offer or exchange offer or the issuance of voting or equity securities that if consummated would result in any Person beneficially owning forty-nine percent (49%) or more of any class of voting or equity securities of the Company, or (iii) any merger, amalgamation, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or wholly owned Company Subsidiary pursuant to which any Person or the stockholders of any Person would own forty-nine percent (49%) or more of any class of voting or equity securities of the Company or of the surviving company or of any resulting parent company of the Company under such transaction, other than the transactions contemplated by this Agreement; provided, that for purposes of Section 5.7(a)(ii), any reference in the definition of Company Acquisition Proposal to “forty-nine percent (49%)” shall be deemed to be a reference to “twenty percent (20%).”

(b) In addition to the obligations of the Company set forth in Section 5.7(a), (i) the Company shall promptly advise Otonomo orally and in writing (and in any case within forty-eight (48) hours) of the receipt of any Company Acquisition Proposal or any inquiry that would reasonably be expected to lead to any Company Acquisition Proposal, the material terms and conditions of any such Company Acquisition Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Acquisition Proposal or inquiry and (ii) the Company shall (A) keep Otonomo fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Acquisition Proposal or inquiry and (B) provide to Otonomo promptly after receipt or delivery thereof with copies of any written proposal and draft documentation sent or provided to the Company or any Company Subsidiary from any Person that describes any of the material terms or conditions of any Company Acquisition Proposal or inquiry.

Section 5.8 Shareholder Litigation.

(a) Otonomo shall provide the Company prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any Otonomo shareholder or purported Otonomo shareholder against Otonomo, any Otonomo Subsidiary or any of their respective directors or officers relating to the Merger or any other transaction contemplated by this Agreement or the Otonomo Voting Agreements (each of the foregoing, an “Otonomo Shareholder Litigation Matter”), and shall keep the Company reasonably informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. Otonomo shall give the Company the opportunity to participate (at the Company’s expense) in (but not control) the defense or settlement of any such Otonomo Shareholder Litigation Matter and reasonably cooperate with the Company in conducting the defense or settlement of such Otonomo Shareholder Litigation Matter, and no such settlement shall be agreed without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 5.8(a) and Section 5.1, the provisions of this Section 5.8(a) shall control.

(b) The Company shall provide Otonomo prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any Company stockholder or purported Company stockholder against the Company, any Company Subsidiary or any of their respective directors or officers relating to the Merger or any other transaction contemplated by this Agreement or the Otonomo Voting Agreements (each of the foregoing, a “Company Stockholder Litigation Matter”), and shall keep Otonomo reasonably informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. The Company shall give Otonomo the opportunity to participate (at Otonomo’s expense) in (but not control) the defense or settlement of any such Company Stockholder Litigation Matter and reasonably cooperate with Otonomo in conducting the defense or settlement of such Company Stockholder Litigation Matter, and no such settlement shall be agreed without Otonomo’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 5.8(b) and Section 5.2, the provisions of this Section 5.8(b) shall control.

Section 5.9 Indemnification; Director and Officer Insurance.

(a) For not less than seven (7) years from and after the Effective Time, the Surviving Company shall, and the Company shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of Otonomo and any of its Subsidiaries (collectively, the “Indemnified Parties”) to the same extent such Persons are entitled to indemnification as of the Agreement Date by Otonomo pursuant to the

Otonomo Organizational Documents and the Otonomo Subsidiaries Organizational Documents (as applicable) and indemnification agreements, if any, in existence as of the Agreement Date and disclosed to the Company in the Otonomo Disclosure Schedules, with any directors or officers of Otonomo or any of its Subsidiaries from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Action, whether civil, criminal, administrative or investigative, to the extent that such Action arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) acts or omissions occurring or alleged to have occurred at or prior to the Effective Time or (ii) the approval of this Agreement and the consummation of the transactions contemplated hereby (any such Action, an “Indemnified Party Action”). Without limitation of the foregoing, the Surviving Company and its Subsidiaries shall (and from and after the Effective Time, the Company shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of Otonomo and any Otonomo Subsidiaries under any and all indemnification agreements entered into prior to the Agreement Date between Otonomo or any Otonomo Subsidiary and any of their respective current or former directors and officers (to the extent disclosed to the Company in the Otonomo Disclosure Schedules). Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the seventh (7th) anniversary of the Effective Time of a matter in respect of which such Indemnified Party intends in good faith to seek indemnification pursuant to this Section 5.9(a), the provisions of this Section 5.9(a) shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In connection with an Indemnified Party Action, (A) the Surviving Company will have the right to control the defense thereof after the Effective Time; (B) upon receipt of an undertaking by or on behalf of the applicable Indemnified Party to repay any amount if it is ultimately determined that such Indemnified Party is not entitled to indemnification, the Surviving Company will advance all fees and expenses (including fees and expenses of any counsel) as incurred by such Indemnified Party in the defense of such Indemnified Party Action, whether or not the Surviving Company elects to control the defense of any such Indemnified Party Action; and (C) no Indemnified Party will be liable for any settlement of such Indemnified Party Action effected without his or her prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement, none of the Company the Surviving Company or any of their respective affiliates will settle, compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Indemnified Party Action unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such Indemnified Party Action. No Indemnified Party shall compromise, settle or consent to an arrangement regarding, or agree to compromise, settle or consent to an arrangement regarding, any Indemnified Party Action for which indemnification is or will be sought under this Section 5.9(a) unless the Company has consented thereto in writing and the Company and the Surviving Company shall not have any liability for any such compromise, settlement or arrangement effected without the Company’s prior written consent.

(b) Prior to the Effective Time, Otonomo shall obtain at its expense one or more fully prepaid “tail” insurance policies for the extension of directors’ and officers’ liability coverage of Otonomo’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of seven (7) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as Otonomo’s insurance carrier as of the Agreement Date with respect to directors’ and officers’ liability insurance (the “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Otonomo’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby) (collectively, the “Otonomo D&O Tail Policy”); provided, that in no event shall Otonomo pay premiums in excess of three hundred percent (300%) of the annual amount paid by Otonomo for coverage during its current coverage period; provided, further, that if the cost of such insurance coverage exceeds such amount, Otonomo shall obtain a policy with the greatest coverage available for a cost not exceeding such amount, and the Surviving Company and the Company shall not cancel (or permit to be canceled) the Otonomo D&O Tail Policy during its term. The rights and obligations under Section 5.9(a) and this Section 5.9(b) shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Parties. The parties hereto acknowledge and agree that the Indemnified

Parties shall be third party beneficiaries of Section 5.9(a) and this Section 5.9(b), each of whom may enforce the provisions hereof.

(c) During the Tail Period, without limiting the foregoing, the Company shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain provisions in the Company Organizational Documents and organizational documents of the Surviving Company and any of their respective Subsidiaries concerning the indemnification and exculpation (including provisions relating to expense advancement) of any present or future officer or director of the Company, the Surviving Company and any of their Subsidiaries that are no less favorable to such indemnified parties than the provisions of such organizational documents as of the Agreement Date and (ii) not amend, restate, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of such indemnified parties thereunder, in each case, except as required by Law.

(d) If the Company or the Surviving Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation, amalgamation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company or the Surviving Company (as applicable) shall assume all of the obligations set forth in this Section 5.9.

(e) Prior to the Closing, the Company shall use commercially reasonable efforts to obtain D&O Insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of the Company and its Subsidiaries (including the Otonomo Representatives) at and after the Closing on such terms as shall be determined by the Company in its reasonable discretion.

Section 5.10 Public Announcements. The initial press release shall be a joint press release and thereafter Otonomo and the Company each shall obtain the prior written consent of the other prior to issuing any press releases or making other public statements and communications with respect to the Merger, the other transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with, or rules of, Nasdaq in which case, each party shall provide drafts in advance of and as soon as reasonably practicable. In addition, Otonomo and the Company shall develop a joint communications strategy and each party shall ensure that all press releases and other public statements and communications (including any communications that would require a filing under the Rule 425, Rule 165 and Rule 166 of the Securities Act or Rule 14a-12 of the Exchange Act), with analysts, members of the financial community or otherwise, with respect to the Merger and the other transactions contemplated by this Agreement, shall be consistent in all material respects with such joint communications strategy.

Section 5.11 Preparation of SEC Documents; Otonomo Shareholders’ Meeting.

(a) As promptly as practicable following the Agreement Date, the Company and Otonomo shall prepare and file with the SEC a proxy statement relating to the Otonomo Shareholder Approval (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”), and the Company shall prepare and file with the SEC a registration statement on Form S-4 together with all amendments thereto, (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus. Each of the Company and Otonomo shall use its reasonable best efforts to initially confidentially submit the Registration Statement by February 14, 2023 and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Otonomo will use its reasonable best efforts to cause the Proxy Statement to be mailed to Otonomo’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement will be made by the Company or Otonomo without the other party’s prior written consent (which shall not be unreasonably withheld or delayed) and without providing the other party the opportunity to review and comment thereon (which comments will be considered in good faith). The Company will advise Otonomo, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the shares of Common Stock or Assumed Company Warrants issuable in connection with the Merger and the Share Issuance for offering or sale in any jurisdiction, and each party will advise the other promptly of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and shall comply with Annex B with respect to any such responses or requests. If at any time prior to the Effective Time any information (including any Otonomo Adverse Recommendation Change) relating to the Company or Otonomo, or any of their respective Affiliates, officers or directors, should become Known to the Company or Otonomo which should be set forth in an amendment or supplement to either of the Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of Otonomo.

(b) Each of Otonomo and the Company shall supply such information specifically for inclusion or incorporation by reference in (i) the Registration Statement necessary so that, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, the Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement necessary so that, at the date it is first mailed to Otonomo’s shareholders or at the time of Otonomo Shareholders’ Meeting (as defined in Section 5.11(c) below), the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the parties hereto shall use their best efforts so that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(c) Otonomo shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in accordance with applicable Law and Otonomo Organizational Documents, establish a record date for, give, publish the notice of, convene, hold and schedule a meeting of its shareholders (the “Notice Date”), as promptly as practicable to consider the adoption and approval of this Agreement and the Merger (“Otonomo Shareholders’ Meeting”). Unless there has been an Otonomo Adverse Recommendation Change, Otonomo will use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of Nasdaq or applicable Law to obtain such approvals. Otonomo shall comply with the notice requirements applicable to Otonomo in respect of Otonomo Shareholders’ Meeting pursuant to the Companies Law and the regulations promulgated thereunder and the Articles of Association. Otonomo shall consult with the Company regarding the date of the Otonomo Shareholders’ Meeting, which, subject to the terms of the next sentence relating to postponement and adjournment thereof, shall be held as soon as reasonably practicable (taking into account necessary solicitation of shareholders) following the Notice Date. Notwithstanding anything to the contrary contained in this Agreement, Otonomo may adjourn or postpone Otonomo Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its shareholders in advance of a vote on the approval and adoption of this Agreement and the Merger, or, if, as of the time for which Otonomo Shareholders’ Meeting is originally scheduled, there are insufficient Otonomo Shares represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Otonomo shall ensure that the Otonomo Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with Otonomo Shareholders’ Meeting are solicited in compliance with applicable Law, the rules of Nasdaq and the Otonomo Organizational Documents.

(d) Unless there has been an Otonomo Adverse Recommendation Change pursuant to Section 5.6(c): (i) the Otonomo Board shall recommend that its shareholders vote in favor of the approval and adoption of this Agreement and the Merger at the Otonomo Shareholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Otonomo Board has recommended that Otonomo’s shareholders vote in favor of approving and adopting this Agreement and the Merger at the Otonomo Shareholders’ Meeting and (iii) neither the Otonomo Board or any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the recommendation of the Otonomo Board that the shareholders of Otonomo vote in favor of the approval and adoption of this Agreement and the Merger, except in accordance with Section 5.6(c).

(e) Promptly and in any event, no later than three (3) days after the approval of the Merger by the Otonomo shareholders at the Otonomo Shareholders’ Meeting, Otonomo shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies of such approval.

Section 5.12 Approval of Merger by Sole Shareholder of Merger Sub. Promptly and in any event, no later than three (3) days after the approval of the Merger by Merger Sub’s sole shareholder (the “Merger Sub Shareholder Approval”), Merger Sub shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies of such approval.

Section 5.13 ISA Approval. As promptly as practicable following the Agreement Date, the Company shall prepare in coordination with Otonomo and file with the ISA an application for, and shall use commercially reasonable efforts to obtain, the ISA No Action Letter from the ISA (the “ISA No-Action Application”). Otonomo shall cooperate with the Company and shall furnish the Company with all information, and provide such other assistance, as may be reasonably requested or required in connection with the preparation and submission of the ISA No Action Application. The Company will provide Otonomo’s legal counsel with a reasonable opportunity to review and comment on the draft(s) of the ISA No-Action Application and will reasonably consider all comments reasonably proposed by Otonomo or its legal counsel in connection therewith. The Company shall promptly notify Otonomo upon the receipt of any comments from the ISA or any request from the ISA, including with respect to amendments or supplements to the ISA No-Action Letter Application, and shall provide Otonomo with copies of all correspondence between the Company and its Representatives, on the one hand, and the ISA, on the other hand, with respect thereto. The Company shall advise Otonomo promptly after receipt of the ISA No Action Letter.

Section 5.14 Merger Proposal and Merger Certificate. Otonomo and Merger Sub shall cause the merger proposals (in the Hebrew language) in a form reasonably satisfactory to the Company and Otonomo (such proposals collectively, the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law and delivered to the Israeli Registrar of Companies within three (3) days from the calling of such shareholders meetings in accordance with Section 317(a) of the Companies Law (such date, the “Merger Proposal Submission Date”). Otonomo and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three (3) days after the Merger Proposal Submission Date, and each of their respective material creditors, if any, no later than three (3) days after the Merger Proposal Submission Date. Promptly after Otonomo and Merger Sub shall have complied with the immediately preceding sentence and with clauses (a) and (b) of this Section 5.14 below, but in any event no more than three (3) Business Days following the date on which such notice was sent to the creditors, Otonomo and Merger Sub shall inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the foregoing, Otonomo and, if applicable, Merger Sub, shall:

(a) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at the office of the Israeli Registrar of Companies, Otonomo’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as Otonomo or Merger Sub, as applicable, may determine, in (i) two (2) daily Hebrew newspapers that are widely distributed in Israel, on the Merger Proposal Submission Date, (ii) a widely distributed newspaper in the United States, no later than three (3) Business Days following the Merger Proposal Submission Date, and (iii) if required, in such other manner as may be required by any applicable Law and regulations;

(b) if applicable, within four (4) Business Days from the Merger Proposal Submission Date, send a notice by registered mail to all of the “Material Creditors” (as such term is defined in the regulations promulgated under the Companies Law) that Otonomo or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in clause (a) of this Section 5.14;

(c) display in a prominent place at Otonomo’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (a)(ii) of this Section 5.14), no later than three (3) Business Days following the Merger Proposal Submission Date; and

(d) Otonomo or Merger Sub shall comply with the provisions of Section 1.2(b).

For the avoidance of doubt, completion of the statutory merger process and the request for issuance of a Certificate of Merger from the Israeli Registrar of Companies shall be subject to coordination by the parties and fulfillment or waiver of all of the conditions for Closing set forth in Section 6.1, Section 6.2 and Section 6.3 below. For purposes of this Section 5.14, “Business Day” shall have the meaning set forth in the Merger Regulations.

Section 5.15 Nasdaq Listing. The Company shall use its reasonable best efforts to cause the shares of Common Stock and Assumed Company Warrants issuable in connection with the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Closing Date. Otonomo shall promptly furnish to the Company all information concerning Otonomo and its equityholders that may be required or reasonably requested in connection with the Company’s obligations under this Section 5.15.

Section 5.16 Certain Tax Matters.

(a) (i) Each of the Company, Merger Sub, and Otonomo intend that the Merger qualifies for the Intended U.S. Tax Treatment and (ii) this Agreement is intended to be, and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which the Company, Merger Sub and Otonomo are parties under Section 368(b) of the Code.

(b) Each of the Company, Merger Sub and Otonomo shall use commercially reasonable efforts to cause the Merger to qualify for the Intended U.S. Tax Treatment and each shall not, and shall not permit their respective Subsidiaries to, take or agree to take any action, or fail to take any commercially reasonable action, that would reasonably be expected to jeopardize the qualification of the Merger for the Intended U.S. Tax Treatment. Each of the Company, Merger Sub and Otonomo shall report the Merger on their Tax Returns consistent with the Intended U.S. Tax Treatment and shall not take any position inconsistent with the Intended U.S. Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Each of the Company, Merger Sub and Otonomo shall reasonably cooperate with each other and their respective Tax counsel to document and support the Intended U.S. Tax Treatment by taking the actions described on Annex B hereto.

(d) PFIC Cooperation. Unless Otonomo is not a PFIC for its 2023 taxable year, no later than 90 days after the end of such taxable year, the Company shall furnish, or shall cause to be furnished, on its website and to the recipients of Merger Consideration pursuant to this Agreement (x) all information reasonably necessary to permit the recipients (or their direct or indirect owners) to complete United States Internal Revenue Service Form 8621 with respect to its interest in Otonomo and (y) a PFIC Annual Information Statement under Section 1295(b) of the Code with respect to Otonomo, in each case, with respect to Otonomo’s 2023 taxable year.

(e) During the tax period ending on the last day of the taxable year which includes the Closing and except as required by applicable Law, the Company and its Affiliates shall not take or cause or permit to be taken any action outside the ordinary course of business that could reasonably be expected to materially increase a recipient of Merger Consideration’s liability for Taxes pursuant to Sections 1291 through 1298 of the Code and the Treasury Regulations promulgated thereunder with respect to Otonomo.

Section 5.17 Employees.

(a) Subject, and in addition, to the requirements imposed by applicable local Law, from and after the Closing, the Company shall, or shall cause its applicable Affiliate (including the Surviving Company following the Closing) to honor all written change of control and severance plans that are both (i) in effect as of immediately prior to the Closing and (ii) listed on Schedule 5.17(a) of the Otonomo Disclosure Schedules, in accordance with their terms as in effect immediately prior to the Closing. Notwithstanding the foregoing, nothing will prohibit the Company or any of its Affiliates (including the Surviving Company following the Closing) from amending or terminating any Otonomo Benefit Plan or any other compensation or severance arrangements in accordance with their terms or if otherwise permitted by applicable Law.

(b) The Company shall, or shall cause its applicable Affiliate (including the Surviving Company following the Closing), for the period commencing from the Closing Date and ending on the twelve (12) month anniversary of the Closing Date provide to each employee of Otonomo who continues employment with the Company or any of its Affiliates (including the Surviving Company) following the Closing (each a “Continuing Employee”) with (i) annual base salary or base wage rate, as applicable, and cash target incentive compensation opportunities (excluding equity incentives), that are no less favorable, in the aggregate, than the annual compensation (excluding equity incentives) provided to, in the Company’s sole discretion, either (x) such Continuing Employee immediately prior to the Closing or (y) similarly situated employees of the Company, (ii) employee benefits (including severance benefits, but excluding any defined benefit pension or post-retirement benefits) on terms that are substantially comparable, in the aggregate, to the employee benefits (including severance benefits, but excluding any defined benefit pension or post-retirement benefits) that such Continuing Employee received under the applicable Otonomo Benefit Plan listed on Schedule 3.14(a) of the Otonomo Disclosure Schedules, in each case, as of immediately prior to the Closing.

(c) At least five (5) days prior to the Closing, the Company may, or may direct Otonomo to, take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing, any Otonomo Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (a “Otonomo 401(k) Plan”). In the event that the Company directs Otonomo to terminate any Otonomo 401(k) Plan, Otonomo shall provide to the Company prior to the Closing Date written evidence of the adoption by the Otonomo Board of resolutions authorizing the termination of such Otonomo 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review of the Company). Otonomo also shall take, prior to the Effective Time, such other actions in furtherance of terminating any Otonomo 401(k) Plan as the Company may reasonably request in writing.

(d) Nothing contained in this Agreement, express or implied, shall confer upon any Otonomo Service Provider or legal representative or beneficiary thereof, or any other Person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including any right to employment or continued employment for any specified period, or any right to any employment role, position or responsibilities, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment, modification or adoption of any Otonomo Benefit Plan or interfere with the right of the Company, the Surviving Company or any of their respective Affiliates to amend, modify or terminate any Otonomo Benefit Plan or to terminate or alter the terms of employment or engagement of any Otonomo Service Provider for any reason.

Section 5.18 Rule 16b-3. Prior to the Effective Time, the Company and Otonomo shall use reasonable best efforts to cause any acquisitions of shares of Common Stock (including derivative securities with respect to shares of Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.19 State Takeover Laws. If any state takeover Law becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company, the Company Board, Otonomo and the Otonomo Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 5.20 Delisting. Each of the parties to this Agreement agrees to cooperate with the other parties in taking, or causing to be taken, all actions reasonably necessary to delist Otonomo Shares and Otonomo Warrants from Nasdaq and terminate the registration of each under the Exchange Act, provided, however, that such delisting and termination shall not be effective until after the Effective Time.

Section 5.21 Obligations of Merger Sub. The Company shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by the Company.

Section 5.22 Governing Documents. In connection with the consummation of the transactions contemplated by this Agreement, the Company shall adopt the A&R Bylaws and the A&R Charter.

Section 5.23 Omnibus Incentive Plan. The board of directors of the Company shall, in consultation with Otonomo, approve and adopt the Omnibus Incentive Plan in the manner prescribed under the Code and other applicable Laws, effective as of no later than the day before the Closing Date.

Section 5.24 Otonomo Schedule.

(a) No later than April 10, 2023, Otonomo will deliver to the Company a schedule (the “Otonomo Cash Schedule”) setting forth, in reasonable detail, Otonomo’s good faith, estimated calculation of Otonomo Cash as of the Cash Determination Time. Otonomo shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Otonomo Cash Schedule and, if reasonably requested by the Company, Otonomo’s accountants and counsel at reasonable times and upon reasonable notice.

(b) Not less than ten (10) Business Days prior to the anticipated date for Closing (such date, as mutually agreed in writing by Otonomo and the Company, the “Anticipated Closing Date”), Otonomo will deliver to the Company a schedule (the “Draft Otonomo Schedule”) setting forth, in reasonable detail, Otonomo’s good faith, estimated calculation of the Exchange Ratio and each constituent component thereof (including Otonomo’s calculation of Company Net Cash) as of the Anticipated Closing Date; provided, that the Company shall have delivered to Otonomo a schedule setting forth, in reasonable detail, the Company’s good faith, estimated calculation of the Company Net Cash and the Company’s capitalization information required to calculate the Exchange Ratio, or any such additional information of the Company as may be reasonably required

(the “Draft Company Information”) not less than fifteen (15) (but not more than twenty (20)) Business Days prior to the Anticipated Closing Date. Otonomo shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Draft Otonomo Schedule and, if reasonably requested by the Company, Otonomo’s accountants and counsel at reasonable times and upon reasonable notice. The Company shall make available to Otonomo, as reasonably requested by Otonomo, the work papers and back-up materials used or useful in preparing the Draft Company Information and, if reasonably requested by Otonomo, the Company’s accountants and counsel at reasonable times and upon reasonable notice. Otonomo shall consider in good faith any comments provided by the Company within four (4) Business Days of delivery of the Draft Otonomo Schedule.

(c) Not less than five (5) (but not more than six (6)) Business Days prior to the Anticipated Closing Date, Otonomo will deliver to the Company a proposed final schedule (the “Final Otonomo Schedule”) setting forth, in reasonable detail, Otonomo’s good faith, estimated calculation of the Exchange Ratio and each constituent component thereof (including Otonomo’s calculation of Company Net Cash), prepared and certified by Otonomo’s Chief Financial Officer, which shall be subject to the agreement and consent of the Company Otonomo shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Final Otonomo Schedule and, if reasonably requested by the Company, Otonomo’s accountants and counsel at reasonable times and upon reasonable notice. Eight (8) Business Days prior to the Anticipated Closing Date, the Company will deliver to Otonomo proposed final schedule setting forth, in reasonable detail, the Company’s good faith, estimated calculation of the Company Net Cash and the Company’s capitalization information required to calculate the Exchange Ratio, or any such additional information of the Company as may be reasonably required (the “Final Company Information”). The Company shall make available to Otonomo, as reasonably requested by Otonomo, the work papers and back-up materials used or useful in preparing the Final Company Information and, if reasonably requested by Otonomo, the Company’s accountants and counsel at reasonable times and upon reasonable notice.

(d) No later than three (3) Business Days prior to the Anticipated Closing Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Final Otonomo Schedule by delivering a written notice to that effect to Otonomo (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Final Otonomo Schedule and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(e) If, on or prior to the Response Date, the Company notifies Otonomo in writing that it has no objections to the Final Otonomo Schedule or, if on or prior to the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 5.24(d) then the Final Otonomo Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Determination Time for purposes of this Agreement.

(f) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Otonomo and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Exchange Ratio, which agreed upon determination of the Exchange Ratio shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Determination Time for purposes of this Agreement.

(g) If Representatives of Otonomo and the Company are unable to negotiate an agreed-upon determination of the Exchange Ratio as of the Determination Time pursuant to Section 5.24(f) by the date that is (2) Business Days prior to the Anticipated Closing Date, then any remaining disagreements as to the calculation of the Exchange Ratio shall be referred to an independent auditor of recognized national standing jointly selected by Otonomo and the Company (the “Accounting Firm”). Otonomo and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Final Otonomo Schedule and the Dispute Notice, and Otonomo and the Company shall use commercially reasonable efforts to cause the

Accounting Firm to make its determination on or prior to the Anticipated Closing Date. Otonomo and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Otonomo and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the Exchange Ratio made by the Accounting Firm shall be made in writing delivered to each of Otonomo and the Company, shall be final and binding on Otonomo and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Determination Time for purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 5.24(g). The fees and expenses of the Accounting Firm shall be allocated between Otonomo and the Company in the same proportion that the disputed Exchange Ratio that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed Exchange Ratio. If this Section 5.24(g) applies as to the determination of Exchange Ratio, upon resolution of the matter in accordance with this Section 5.24(g), the parties shall not be required to determine the Exchange Ratio again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Otonomo or the Company may request a redetermination of the Exchange Ratio if the Closing Date is more than twenty (20) Business Days after the Anticipated Closing Date, in which case the procedures contained in this Section 5.24 shall be repeated, starting with the delivery of a new Draft Otonomo Schedule.

Section 5.25 2022 Notes. The Company shall use its reasonable best efforts to cause all 2022 Notes to be converted into shares of Common Stock prior to or upon the consummation of the Merger such that no 2022 Notes shall be outstanding immediately following consummation of the Merger.

Section 5.26 Resignation of Officers and Directors. Prior to the Closing, Otonomo shall have caused each director and officer of Otonomo and each Otonomo Subsidiary to execute a resignation and release letter in a form reasonably acceptable to the Company (a “Director and Officer Resignation Letter”), effective as the Effective Time.

Section 5.27 Final Invoices; Payoff Letters; Release of Liens.

(a) At least two (2) Business Days prior to the Closing, Otonomo shall obtain from each advisor, counsel, accountant, or other professional service provider owed Transaction Expenses, and deliver to the Company, a final invoice or other final statement indicating that such amounts reflected thereon are all amounts owed to such Person in respect of Transaction Expenses, in form and substance reasonably acceptable to the Company, setting forth the amounts required to pay off in full on the Closing Date the Transaction Expenses owing to such Person and wire transfer information for such payment. Otonomo shall take all reasonable actions to ensure that Transaction Expenses shall not be incurred by the Surviving Company after the Closing Date without the express prior written consent of the Company.

(b) Prior to the Closing Date, if applicable, Otonomo shall obtain from each holder (or an applicable agent or trustee thereof) of Indebtedness (under clauses (i) and (ii) of the definition thereof) owed by Otonomo or any Otonomo Subsidiary, and deliver to the Company, a customary payoff letter that has been executed and sets forth (i) the amounts required to pay off in full on the Closing Date such Indebtedness (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties, as applicable) and wire transfer information for such payment, (ii) confirmation that upon payment of such specified amounts, Otonomo or the applicable Otonomo Subsidiary shall be released as an obligor in respect of such Indebtedness, (iii) confirmation that upon payment of such specified amounts, all Liens, if any, that the holder (or an applicable agent or trustee thereof) may hold on any of the assets of Otonomo or any Otonomo Subsidiary with respect to such Indebtedness shall be released, (iv) confirmation that Otonomo or its designees may file UCC-3 termination statements after such specified amounts have been received by the appropriate Persons and (v) customary further assurances provisions in relation to such other documents or instruments reasonably necessary to evidence the release of such Liens. If Otonomo or any Otonomo Subsidiary pays off any Indebtedness prior to the Closing Date, Otonomo or any Otonomo Subsidiary, as applicable, shall comply with all withholding Tax Law requirements with respect to such payment, including deduction and withholding of Tax amounts from such payment and any information reporting requirements.

Section 5.28 Bridge Loans. If requested by the Company prior to the effectiveness of the Registration Statement, Otonomo will engage in good faith negotiations with the Company and its lenders and other stakeholders concerning one or more bridge loans in an aggregate stated principal amount not to exceed fifteen million dollars ($15,000,000) that may be provided by Otonomo to the Company on commercially reasonable terms (all such bridge loans, the “Bridge Loans”), it being understood that (i) this Section 5.28 is not a commitment to lend any such Bridge Loans and any such commitment will be evidenced by separate documentation signed by Otonomo, (ii) the lending of any such Bridge Loans would be subject to the approval of the terms and conditions of such Bridge Loans by Otonomo’s Audit Committee and the Otonomo Board, (iii) unless otherwise agreed by Otonomo, any such Bridge Loans shall include collateral security, (iv) in the good faith determination of Otonomo’s Audit Committee and the Otonomo Board, such Bridge Loans must be on arm’s length terms in all respects, (v) the representation set forth in Section 3.8(w) and Section 4.8(r) with respect to such Bridge Loans shall be true, correct and complete in all material respects, (vi) such Bridge Loans will be reported by Otonomo, the Company and their Affiliates as indebtedness for U.S. and Israeli Tax purposes, (vii) the funding of any such Bridge Loans shall be subject to mutually agreed terms and conditions, (viii) in any event no such Bridge Loans shall be available for funding prior to Otonomo Shareholder Approval and (ix) any Bridge Loan that becomes outstanding pursuant to negotiations in connection with this Section 5.28 shall be deemed to permitted by this Agreement and disclosed for all applicable purposes in connection herewith.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to the Obligation of Each Party. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction, or waiver by each of the Company, Otonomo and Merger Sub, in each case on or prior to the Closing Date, of the following conditions:

(a) The Otonomo Shareholder Approval, the Merger Sub Shareholder Approval and the Company Stockholder Consent shall have been obtained;

(b) No applicable Law and no Governmental Order entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction shall be in effect which has the effect of prohibiting, preventing, restraining or making illegal the consummation of the Merger or the other transactions contemplated by this Agreement;

(c) The SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and remain pending;

(d) The shares of Common Stock and Assumed Company Warrants to be issued as consideration in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance;

(e) Any consents, filings or approvals that the parties agree pursuant to Section 5.5(a) are necessary to be obtained prior to the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained or the applicable waiting period shall have expired or been terminated;

(f) Without prejudice to the generality of Section 6.1(e) above, the Secretary of State for Business, Energy & Industrial Strategy shall have: (i) confirmed that no further action will be taken in relation to the

Merger, (ii) made a final order in relation to the Merger pursuant to section 26(1)(a) of the NSIA 2021 allowing the Merger to proceed and, to the extent relevant, all conditions, provision or obligations contained in such final order necessary for completion of the Merger having been satisfied or complied with, or (iii) provided a written notice to the Company or Otonomo that the NSIA 2021 does not apply to the Merger;

(g) There shall not be pending any Action by any Governmental Authority which challenges or seeks to enjoin the Merger or the other transactions contemplated by this Agreement;

(h) The required conditions set forth in Section 323 of the Companies Law shall have been fulfilled and (i) at least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Israeli Registrar of Companies and (ii) at least thirty (30) days shall have elapsed after the Otonomo Shareholder Approval and the Merger Sub Shareholder Approval;

(i) The ISA No Action Letter shall have been obtained pursuant to Section 5.13;

(j) Either the 104H Tax Ruling and the Withholding Tax Ruling (if not incorporated as part of the 104H Tax Ruling) shall have been obtained, or the 104H Interim Ruling and the Withholding Tax Ruling (if not incorporated as part of the 104H Tax Ruling) shall have been obtained;

(k) The 102 Tax Ruling shall have been obtained; and

(l) The Exchange Ratio shall have been finally determined in accordance with Section 5.24.

Section 6.2 Conditions to Obligations of the Company and Merger Sub to Effect the Merger. The obligations of the Company and Merger Sub to effect the Merger shall be further subject to satisfaction, or waiver by each of the Company and Merger Sub, in each case at or prior to the Closing, of the following conditions:

(a) (i) The representations and warranties of Otonomo set forth in Section 3.1(a) (Organization and Corporate Power), Section 3.3(a) (Authorization), Section 3.3(b)(x) (Authorization), Section 3.3(c) (Authorization), and Section 3.3(d) (Authorization) shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties of Otonomo set forth in Section 3.1(b) (Organization and Corporate Power), Section 3.2(b) (Otonomo Subsidiaries), the second sentence of Section 3.2(c) (Otonomo Subsidiaries), Section 3.3(e) (No Conflicts), Section 3.4 (Capitalization) (for the avoidance of doubt, without factoring in any Otonomo Securities or Otonomo Share Rights issued following the Agreement Date as permitted under this Agreement), Section 3.6(a) (Absence of Otonomo Material Adverse Effect) and Section 3.18 (Brokerage) shall, disregarding all qualifications set forth therein relating to “materiality” or other qualifications based on the word “material” or similar phrases, be true and correct in all material respects as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (iii) the representations and warranties of Otonomo set forth in this Agreement (other than those identified in clauses (i) or (ii)) shall be true and correct as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties of Otonomo to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have an Otonomo Material Adverse Effect;

(b) Otonomo shall have performed in all material respects all obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) No Otonomo Material Adverse Effect shall have occurred that is continuing and uncured;

(d) Otonomo shall have delivered to the Company Director and Officer Resignation Letters duly executed by each director and officer of Otonomo and each Otonomo Subsidiary, each of which shall be effective as of the Effective Time; and

(e) Otonomo shall have delivered to the Company a certificate, dated as of the Closing Date and signed by the chief executive officer and chief financial officer of Otonomo, to the effect that each of the conditions specified in (a), (b) and (c) above is satisfied.

Section 6.3 Conditions to Obligations of Otonomo to Effect the Merger. The obligations of Otonomo to effect the Merger shall be further subject to satisfaction or waiver by Otonomo at or prior to the Closing of the following conditions:

(a) (i) The representations and warranties of the Company and Merger Sub set forth in Section 4.1(a) (Organization and Corporate Power), Section 4.3(a) (Authorization), Section 4.3(b)(x) (Authorization), Section 4.3(c) (Authorization), Section 4.3(d) (Authorization), and Section 4.27(a) (Material Loan Agreements) shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties of the Company and Merger Sub set forth in Section 4.1(b) (Organization and Corporate Power), Section 4.2(b) (Company Subsidiaries), the second sentence of Section 4.2(c) (Company Subsidiaries), Section 4.3(e) (Authorization), Section 4.4 (Capitalization) (for the avoidance of doubt, without factoring in any Company Securities or Company Share Rights issued following the Agreement Date as permitted under this Agreement), Section 4.6(a) (Absence of Company Material Adverse Effect), Section 4.19 (Brokerage) and Section 4.27 (Material Loan Agreements) (other than with respect to clause (a)) shall, disregarding all qualifications set forth therein relating to “materiality” or other qualifications based on the word “material” or similar phrases, be true and correct in all material respects as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (iii) the representations and warranties of the Company and Merger Sub set forth in this Agreement (other than those identified in clauses (i) or (ii)) shall be true and correct as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties of the Company and Merger Sub to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(b) Each of the Company and Merger Sub shall have performed in all material respects all obligations, covenants and agreements required to be performed by each of them under this Agreement at or prior to the Closing;

(c) No Company Material Adverse Effect shall have occurred that is continuing and uncured;

(d) The Company shall have delivered to Otonomo a certificate, dated as of the Closing Date and signed by the chief executive officer and chief financial officer of the Company, to the effect that each of the conditions specified in (a), (b) and (c) above and (e) below is satisfied; and

(e) The Company shall have complied in all respects with its obligations under Section 1.5(a)(i).

Section 6.4 Frustration of Closing Conditions. The Company and Merger Sub cannot rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by either of the Company’s or Merger Sub’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.5. Otonomo may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by Otonomo’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.5.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Otonomo Shareholder Approval:

(a) by mutual written consent of the Company and Otonomo;

(b) by either the Company or Otonomo:

(i) if the Merger shall not have been consummated by 11:59 p.m. in New York City on September 30, 2023 (the “Outside Date”); provided, however, that if on the September 30, 2023, all of the conditions in Article VI other than Section 6.1(h)(ii) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by the Company and Merger Sub and Otonomo, as applicable, then the Outside Date shall automatically be extended to October 31, 2023, provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement in any material respect has been the primary cause of, or resulted in, the failure of the Merger to be consummated on or by such date; provided, that, if as of such date all conditions set forth in Article VI (other than the condition set forth in Section 6.1(l)) have been satisfied or waived, the Outside Date shall automatically be extended until the date that is two (2) Business Days following the final determination of the Exchange Ratio in accordance with Section 5.24;

(ii) if the Otonomo Shareholder Approval shall not have been obtained at the Otonomo Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken; provided, however, that the right to terminate under this Section 7.1(b)(ii) shall not be available to Otonomo where the failure to obtain Otonomo Shareholder Approval shall have been caused by or related to Otonomo’s material breach of the Agreement; or

(iii) if any applicable Law or Governmental Order prohibiting, preventing, restraining or making illegal the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement in any material respect has been the primary cause of, or resulted in, the entry, enactment, promulgation, enforcement or issuance of such applicable Law or Governmental Order;

(c) by the Company:

(i) if Otonomo shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement or any of the representations and warranties of Otonomo shall have become inaccurate, in either case, in a manner that (i) would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) and (ii) is incapable of being cured, or is not cured, by

Otonomo by the earlier of (x) (30) days following written notice to Otonomo by the Company of such breach or (y) the Business Day prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in breach of any of its covenants or agreements contained in this Agreement, or any of the representations and warranties of the Company in this Agreement shall have become inaccurate, in either case in a manner that would give rise to the failure of a condition set forth in Section 6.3(a), Section 6.3(b) or Section 6.3(c);

(ii) at any time prior to obtaining the Otonomo Shareholder Approval, upon an Otonomo Adverse Recommendation Change; or

(iii) at any time prior to obtaining the Otonomo Shareholder Approval, if Otonomo shall have materially breached any of the provisions of Section 5.6 or Section 5.11(c).

(d) by Otonomo:

(i) if the Company or Merger Sub shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, or any of the representations and warranties of the Company or Merger Sub shall have become inaccurate, in either case, in a manner that (1) would give rise to the failure of a condition set forth in Section 6.3(a), Section 6.3(b) or Section 6.3(c) and (2) is incapable of being cured, or is not cured, by the Company by the earlier of (x) (30) days following written notice to the Company by Otonomo of such breach or (y) the Business Day prior to the Outside Date; provided, that Otonomo shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Otonomo is then in breach of any of its covenants or agreements contained in this Agreement, or any of the representations and warranties of Otonomo in this Agreement shall have become inaccurate, in either case in a manner that would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c);

(ii) at any time prior to obtaining the Otonomo Shareholder Approval, in order to enter into a definitive agreement providing for an Otonomo Superior Proposal substantially concurrently with the termination of this Agreement; provided, that (x) Otonomo has complied with the terms of Section 5.6 (other than an immaterial breach) and (y) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, Otonomo pays to the Company the Otonomo Termination Fee; or

(iii) if the audited consolidated balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the year ended December 31, 2022 are not completed by May 15, 2023; provided, that Otonomo shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(iii) if Otonomo is then in breach of any of its covenants or agreements contained in this Agreement, or any of the representations and warranties of Otonomo in this Agreement shall have become inaccurate, in either case in a manner that would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c).

(iv) if the Company Stockholder Consent has not been obtained within three (3) Business Days after Agreement Date; provided, that Otonomo’s termination right under this Section 7.1(d)(iv) shall automatically expire and be null and void upon the obtainment of the Stockholder Consent.

Section 7.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement by either the Company or Otonomo pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the Confidentiality Agreement, the provisions of this Section 7.2 and Article VIII shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability or damages for any fraud or willful and material breach hereof.

(b) Otonomo Termination Fees.

(i) In the event that this Agreement is terminated by Otonomo or the Company pursuant to Section 7.1(b)(ii), then Otonomo shall pay the Company a fee equal to $1,500,000 (the “Otonomo Partial Termination Fee”).

(ii) In the event that this Agreement is terminated by (1) the Company pursuant to Section 7.1(c)(ii), (2) the Company pursuant to Section 7.1(c)(iii), (3) Otonomo pursuant to Section 7.1(d)(ii), or (4) Otonomo or the Company, as applicable, pursuant to Section 7.1(b)(i), Section 7.1(b)(ii) or Section 7.1(c)(i), so long as, in the case of this clause (4), (A) prior to the termination of this Agreement, any Person makes an Otonomo Acquisition Proposal, amends an Otonomo Acquisition Proposal made prior to the Agreement Date or makes any public statement regarding an intention to make an Otonomo Acquisition Proposal, in each case, that is not withdrawn at least ten (10) Business Days prior to the Otonomo Shareholders’ Meeting; and (B) within twelve (12) months after such termination Otonomo enters into a definitive agreement to consummate (which is consummated, whether or not within or after the twelve (12) month period), or consummates, any Otonomo Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided, that for purposes of this Section 7.2(b), the references to fifteen percent (15%) in the definition of Otonomo Acquisition Proposal shall be deemed to be fifty percent (50%), then, in each case, Otonomo shall pay the Company a fee equal to $3,000,000 (the “Otonomo Termination Fee”), less the Otonomo Partial Termination Fee, to the extent previously paid.

(iii) The payment of the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, shall be made by wire transfer of same-day funds to an account designated in writing by the Company (which account shall be designated by the Company upon written request by Otonomo to allow Otonomo to pay or cause to be paid to the Company any amounts payable hereunder within the time periods required by this Section 7.2). The Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, shall be paid to the Company without any deduction or withholding for Taxes, unless otherwise required under applicable Law, provided, that if any amount is deducted or withheld then such Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, will be increased by an amount that will ensure the Company receives and retains a net sum equal to the sum it would have received if such payment had not been subject to such Tax withholding.

(iv) In the case the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, is due pursuant to this Section 7.2(b), and in the event that this Agreement is terminated by the Company, Otonomo shall pay the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, within two (2) Business Days after such termination of the Agreement. In the case the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, is due pursuant to this Section 7.2(b), and in the event that this Agreement is terminated by Otonomo, Otonomo shall pay the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, prior to or substantially concurrently with, and as a condition to, the termination of the Agreement. For the avoidance of doubt, in no event shall Otonomo be obligated to pay the Otonomo Partial Termination Fee or the Otonomo Termination Fee on more than one occasion, provided, however, that Otonomo may be obligated to pay the Otonomo Partial Termination Fee in the case set forth in Section 7.2(b)(i) and subsequently be obligated to pay the Otonomo Termination Fee less the Otonomo Partial Termination Fee, to the extent previously paid in the case set forth in Section 7.2(b)(ii)(5). Otonomo acknowledges that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. Otonomo further acknowledges that the Otonomo Partial Termination Fee and the Otonomo Termination Fee are not penalties, but rather are liquidated damages in a reasonable amount that will compensate the Company and Merger Sub in the circumstances in which the Otonomo Partial Termination Fee or the Otonomo Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. Accordingly, if Otonomo fails promptly to pay the amount(s) due pursuant to this Section 7.2(b), and, to obtain such payment, the Company commences a suit which results in a judgment against Otonomo for the amount(s) due pursuant to this Section 7.2(b), Otonomo shall pay to the Company its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(c) The parties agree that (i) the specific performance remedies set forth in Section 8.13 shall be the sole and exclusive remedies of Otonomo and its Subsidiaries against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger or any other transaction contemplated hereby to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation, and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, stockholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company in the case of fraud or willful breach of any covenant, agreement or obligation; and (ii) the specific performance remedies set forth in Section 8.13 and the monetary remedies set forth in this Section 7.2 shall be the sole and exclusive remedies of the Company and its Subsidiaries against Otonomo and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger or any other transaction contemplated hereby to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation (in which case only Otonomo shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of Otonomo and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, shareholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of Otonomo in the case of fraud or willful breach of any covenant, agreement or obligation.

(d) For the avoidance of doubt, while the Company and Merger Sub may pursue both a grant of specific performance of Otonomo’s obligations to consummate the Merger or the other transactions contemplated by this Agreement in accordance with Section 8.13 and the payment of the Otonomo Partial Termination Fee or the Otonomo Termination Fee under this Section 7.2, under no circumstances shall the Company and Merger Sub be permitted or entitled to receive both a grant of such performance requiring Otonomo to consummate the Merger or the other transactions contemplated by this Agreement and to pay the Otonomo Partial Termination Fee or the Otonomo Termination Fee (if entitled under this Section 7.2).

Section 7.3 Amendments. Subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and the shareholders of Otonomo; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company and the shareholders of Otonomo, there may not be, without further approval of such stockholders or shareholders, as applicable, any amendment of this Agreement that by applicable Law requires the further approval of such stockholders or shareholders, as applicable. No amendment shall be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4 Waiver. At any time prior to the Effective Time, whether before or after the Otonomo Shareholders’ Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time, including, for the avoidance doubt, all of the covenants in Section 5.16 and Annex B.

Section 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided, that electronic mail received after 6:00 p.m. Eastern time shall be deemed received on the day following the date of transmission, and provided, further, that there is no return error message or other notification of non-delivery received by the sender), or sent by a U.S. nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Otonomo, to:

Otonomo Technologies Ltd.

16 Abba Eban Blvd.

Herzliya 4672534, Israel

Attention:         Ben Volkow

                 Bonnie Moav

Email:              ben@otonomo.io

                 bonnie@otonomo.io

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attention:         John Greer

                 Ryan Lynch

Email:              john.greer@lw.com

                 ryan.lynch@lw.com

Latham & Watkins LLP

99 Bishopsgate

London EC2M 3XF

Attention:         Joshua Kiernan

Email:              joshua.kiernan@lw.com

and to:

Gross Law Firm

1 Azrieli Center, Round Tower

Tel Aviv 6701101 Israel

Attention:         Amir Raz

 Moshe Ganot

Email:              amir.raz@ghk-law.com

 mosheg@gkh-law.com

(b) if to the Company or Merger Sub, to:

Urgent.ly Inc.

8609 Westwood Center Drive, Suite 810

Vienna VA 22182

Attention:         Tim Huffmyer

Email:              thuffmyer@geturgently.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention:         Bob O’Connor

 Rich Mullen

 Mark Baudler

 Lianna Whittleton

Email:              roconnor@wsgr.com

 rich.mullen@wsgr.com

 mbaudler@wsgr.com

 lwhittleton@wsgr.com

and to:

Herzog, Fox & Neeman

Herzog Tower, 6 Yitzhak Sadeh St.

Tel Aviv 6777506, Israel

Attention:         Natan Wiesenberg

Email:              wiesenbergn@herzoglaw.co.il

Section 8.3 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context of this Agreement otherwise requires, the words “neither,” “nor,” “any,” “either” and “or” are not exclusive. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” When used in this Agreement, references to “$” or “Dollars” are references to United States dollars. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person. Where this Agreement refers to information that was “made available”, that means that such information was either (a) provided directly to the Company or Otonomo, as applicable, by the other party, with confirmation of receipt, (b) included in the virtual data rooms established by the Company and Otonomo created for the purposes of providing information to the other party in connection with this Agreement at least three (3) Business Days prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by Otonomo, filed with and publicly available on the SEC’s EDGAR system during calendar year 2022 or calendar year 2023, but prior to the Agreement Date.

Section 8.4 Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement or any other Transaction Agreement (including any of the closing deliverables contemplated hereby) by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Transaction Agreement.

Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements (including the Confidentiality Agreement and the documents and instruments referred to herein or therein) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.9, is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

Section 8.6 Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, the Transaction Agreements (in each case, other than Transaction Agreements that expressly select a different governing law), or the negotiation, administration, performance, or enforcement of this Agreement or any Transaction Agreements (in each case, other than Transaction Agreements that expressly select a different governing law), including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement or any Transaction Agreement (in each case, other than Transaction Agreements that expressly select a different governing law) (collectively, the “Relevant Matters”), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof except that the provisions related to the Israeli Securities Law, the fiduciary and other duties of Otonomo’s directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly required to be governed by the Laws of the State of Israel (collectively, the “Israeli Law Matters”) shall be governed by such Laws.

Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8 Consent to Jurisdiction. Each of the parties hereto irrevocably and unconditionally (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if

(and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof, in connection with any Relevant Matter, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Relevant Matter in any court other than the Court of Chancery in the State of Delaware, or if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court; provided, that with respect to any Israeli Law Matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.8 in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

Section 8.9 Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The disclosure of any matter in Otonomo Disclosure Schedules or the Company Disclosure Schedules shall expressly not be deemed to constitute an admission by Otonomo or the Company, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

Section 8.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 8.12 Waiver of Jury Trial. EACH OF THE COMPANY, OTONOMO AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

Section 8.13 Specific Performance.

(a) The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement (including failure to take such actions as are required of it hereunder to consummate the Merger or the other transactions contemplated by this Agreement) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case in accordance with Section 8.8, this being in addition to any other remedy to which they are entitled at law or in equity.

The parties’ rights in this Section 8.13 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 8.13 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). In the event any party seeks any remedy referred to in this Section 8.13, such party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 8.14 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Transaction Agreements and the transactions contemplated herein and therein, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid, whether or not the Merger is consummated, by the party incurring such fees or expenses.

Section 8.15 Annexes, Exhibits and Schedules. All Annexes, Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Otonomo Disclosure Schedules or in the Company Disclosure Schedules corresponding to any Section or subsection of Article III (in the case of the Otonomo Disclosure Schedules) or Article IV (in the case of the Company Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article III (in the case of the Otonomo Disclosure Schedules) or Article IV (in the case of the Company Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article III or Article IV may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.16 Certain Definitions.

(a) The following terms shall have the meanings set forth below:

(i) “102 Awards” shall mean Otonomo Stock Options and Otonomo RSU Awards granted and subject to tax pursuant to Section 102(b)(2) and 102(b)(3) of the Ordinance.

(ii) “102 Otonomo Shares” shall mean Otonomo Shares issued upon the vesting or exercise of, or otherwise in connection with, 102 Awards.

(iii) “102 Securities” shall mean 102 Otonomo Shares and 102 Awards.

(iv) “102 Trustee” shall mean IBI Trusts Management acting as the trustee appointed by Otonomo in accordance with the provisions of the Ordinance and approved by the ITA to hold 102 Awards and the underlying shares granted under the Otonomo Equity Plans.

(v) “3(i) Awards” shall mean Otonomo Stock Options and unvested Otonomo RSU Awards granted pursuant to Section 3(i) of the Ordinance.

(vi) “Action” shall mean any claim, action, suit, litigation, complaint, assessment, audit, hearing, inquiry, investigation, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or any other similar proceedings.

(vii) “Affiliate” shall have the meaning as set forth in Rule 12b-2 promulgated under the Exchange Act.

(viii) “Anti-Corruption Laws” shall mean any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including but not necessarily limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.K. Bribery Act 2010, the Israeli Penal Code of 1977 and all national and applicable international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

(ix) “Anti-Money Laundering Laws” shall mean any applicable Laws relating to anti-money laundering, including the European Union Money Laundering Directives and member states’ implementing legislation, the UK Proceeds of Crime Act 2002, the U.S. Bank Secrecy Act, USA Patriot Act and other U.S. legislation relating to money laundering and proceeds of crime, the Israeli Prohibition on Money Laundering Law, 5760-2000, Prohibition of Financing of Terrorism Law, 5765-2005 and Combating Criminal Organizations Law, 5763-2003.

(x) “Benefit Plan” means (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA whether or not subject to ERISA), (ii) each employment, consulting or other service agreement or arrangement, and (iii) each severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control, stock option, restricted stock or other compensatory equity or equity-based, savings, life, health, disability, accident, medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid-time-off, other welfare fringe benefit and each other compensation or benefit plan, program, policy, agreement or arrangement (other than any statutory plan, program or arrangement that is required under applicable law, other than the laws of the United States, and maintained by any Governmental Authority).

(xi) “Book-Entry Share” shall mean a share in a book-entry account representing a non-certificated share registered in the shareholders’ register of Otonomo.

(xii) “Business Day” shall mean a day other than Friday, Saturday, Sunday or other day on which commercial banks in New York, New York or Tel-Aviv, Israel are required by Law to close.

(xiii) “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

(xiv) “Company Benefit Plan” means any Benefit Plan maintained, sponsored or contributed to by the Company or any Subsidiary thereof or under which the Company or any Subsidiary thereof has any obligation or liability, whether actual or contingent, direct or indirect, to provide compensation or benefits to or for the benefit of any of its current or former Company Service Providers, or the spouses, beneficiaries or other dependents thereof.

(xv) “Company Convertible Notes” shall mean (i) the Convertible Promissory Notes issued by the Company with an aggregate principal amount of up to $40,000,000 to the holders thereof (the “2021 Notes”); and (ii) the Convertible Promissory Notes issued by the Company with an aggregate principal amount of up to $30,000,000 to the holders thereof (the “2022 Notes”).

(xvi) “Company Data” means all data and information, including Personal Information, Processed by or for the Company or any of its Subsidiaries.

(xvii) “Company Equity Plan” shall mean the Company’s 2013 Equity Incentive Plan, as may be amended from time to time.

(xviii) “Company ERISA Affiliate” means, any Person under common control with the Company or any Company Subsidiary, as applicable, or that, together with the Company or Company Subsidiary, as applicable, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

(xix) “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any Company Subsidiary.

(xx) “Company IT Assets” means all IT Assets that are owned or used by or for the Company of any Company Subsidiary in the conduct of its business.

(xxi) “Company IT Contracts” means all IT Contracts to which the Company or any Company Subsidiary is a party.

(xxii) “Company Material Adverse Effect” means a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.

(xxiii) “Company Organizational Documents” means, with respect to the Company, its Certificate of Incorporation and Bylaws, including all amendments (and amendments and restatements) as of the Agreement Date, and, with respect to Merger Sub, its Articles of Association.

(xxiv) “Company Products” means all Software, services, or other products from which the Company or any Company Subsidiary has derived within the three (3) years preceding the Agreement Date, are currently deriving or are scheduled to derive, revenue from the sale, license, maintenance or other provision thereof.

(xxv) “Company Service Provider” means any current or former employee, officer, director, individual independent contractor or other individual service provider of the Company or its Subsidiaries.

(xxvi) “Company Stock Option” means each outstanding option to purchase shares of Common Stock granted under the Company Equity Plan.

(xxvii) “Company Stockholder Consent” shall mean the approval of the A&R Charter and the A&R Bylaws by the irrevocable affirmative written consent of the Requisite Company Stockholders in the form attached as Exhibit A, pursuant to the terms and in accordance with and satisfaction of the conditions of the Company Organizational Documents and applicable Law.

(xxviii) “Company Subsidiary” shall mean a Subsidiary of the Company; provided, that, for the avoidance of doubt, Company Subsidiary shall not include Otonomo or any Otonomo Subsidiary.

(xxix) “Company Warrants” shall mean all warrants to purchase shares of Common Stock.

(xxx) “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the Agreement Date or as may hereinafter be in effect.

(xxxi) “COVID-19” shall mean SARS-Co V-2, SARS-Co V-2 variants or COVID-19.

(xxxii) “COVID-19 Measures” shall mean quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(xxxiii) “Environmental Laws” shall mean any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or the use, storage, emission, disposal or release of Hazardous Materials, each as in effect on and as interpreted as of the Agreement Date.

(xxxiv) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(xxxv) “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

(xxxvi) “Exchange Ratio” shall mean the quotient obtained by dividing (x) the number of Otonomo Merger Shares by (y) the Otonomo Share Number, in which:

(A) “Actual Cash Burn” shall mean an amount equal to (1) Otonomo Cash at the Cash Determination Time, minus (2) Otonomo Cash as of the Determination Time; provided, that “Actual Cash Burn” shall not include any costs, fees and expenses incurred by or behalf or of otherwise required to be paid by Otonomo or any Otonomo Subsidiary at or prior to the Effective Time in connection with an Otonomo Shareholder Litigation Matter, including legal fees; provided, further, that if the foregoing calculation results in a negative number, then “Actual Cash Burn” shall mean an amount equal to zero dollars ($0).

(B) “Aggregate Valuation” shall mean the sum of (1) the Otonomo Valuation, plus (2) the Company Valuation.

(C) “Cash Burn Excess Amount” shall mean an amount equal to (1) Actual Cash Burn, minus (2) Targeted Cash Burn; provided, that if the foregoing calculation results in a negative number, then “Cash Burn Excess Amount” shall mean an amount equal to zero dollars ($0).

(D) “Cash Determination Time” shall mean the close of business on March 31, 2023.

(E) “Company Allocation Percentage” shall mean the quotient determined by dividing (1) the Company Valuation by (ii) the Aggregate Valuation.

(F) “Company Cash” shall mean, with respect to the Company and the Company Subsidiaries on a consolidated basis, the sum of (A) the fair market value (expressed in Dollars) of all cash in the Company’s and the Company Subsidiaries’ bank, lock box and other accounts, plus (B) the fair market value (expressed in Dollars) of any actual or pending electronic transfers, deposits or investments to such accounts, minus (C) pending electronic transfer and other withdrawals from such accounts plus (D) the fair market value of marketable securities owned by the Company and the Company Subsidiaries as determined in accordance with GAAP, plus (E) the fair market value of any money market instruments, treasury bills, short-term government bonds or commercial paper held by the Company and the Company Subsidiaries plus (F) any other items considered by GAAP to constitute cash and cash equivalents for purposes of preparing a balance sheet in accordance with GAAP (in each case (A) through (F), including, if applicable, any interest accrued thereon).

(G) “Company Net Cash” shall mean, without duplication, (1) the Company Cash, as of the Determination Time, minus (2) the sum of, without duplication, (A) any Transaction Expenses of the Company and the Company Subsidiaries, (B) any Indebtedness of the Company and the Company Subsidiaries (excluding any Indebtedness under the Bridge Loans, if any), and (C) any Taxes of the Company or any Company Subsidiaries related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date, and any Taxes that are owed by the Company or any Company Subsidiaries as a result of any Extraordinary Matter to the extent such Taxes are reasonably expected to be payable as of the Determination Time, in each case, with respect to any of the items referenced in the foregoing clauses (A), (B), and (C) that were unpaid as of the Determination Time (it being understood, for the avoidance of doubt, that Company Net Cash may be a negative dollar amount). Each component of Company Net Cash shall be determined in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of the Company’s most recent audited financial statements.

(H) “Company Share Number” shall mean the total number of shares of Common Stock outstanding immediately prior to the Effective Time (but after giving effect to the Stock Split, the Warrant Net Exercise, and the Note Conversion) expressed on a fully-diluted and as-converted to Common Stock basis and assuming, without limitation or duplication, the issuance of all shares of

Common Stock that would be issued assuming the acceleration and exercise and conversion of all Company Stock Options, Company Warrants or other convertible or derivative securities of the Company outstanding as of immediately prior to the Effective Time, other than any of the Company Convertible Notes that do not convert prior to Closing and are included as Indebtedness in the calculation of Company Valuation;

(I) “Company Valuation” shall mean $271,000,000, plus Company Net Cash.

(J) “Determination Time” shall mean the close of business as of the Business Day immediately prior to the Anticipated Closing Date.

(K) “Employees Retention Bonuses” shall mean (i) (A) in the event Closing occurs on or prior to October 1, 2023, the product of (x) the Total 1st Tranche Bonus listed in the “Key Employees Retention Plan” on Schedule 3.3(b) of the Otonomo Disclosure Schedules multiplied by (y) the quotient of (1) the number of days between October 1, 2022 and the Closing Date divided by (2) three hundred and sixty-five (365) or, (B) in the event Closing occurs after October 1, 2023, the sum of (x) the Total 1st Tranche Bonus plus (y) the product of (1) the Total 2nd Tranche Bonus listed in the “Key Employees Retention Plan” on Schedule 3.3(b) of the Otonomo Disclosure Schedules multiplied by (2) the quotient of (I) the number of days between October 1, 2023 and the Closing Date divided by (II) three hundred and sixty-five (365) and (ii) the aggregate of any amounts owed (and not paid prior to the Cash Determination Time) by Otonomo or any Otonomo Subsidiary pursuant to a retention award agreement with any Key Person (as defined in that certain Agreement and Plan of Merger dated as of October 4, 2021, by and among Otonomo, Newton Merger Sub, Inc., Neura, Inc. and Shareholder Representative Services LLC).

(L) “Executive Team Members” shall mean any of the individuals set forth on Schedule 8.16(a)(xxxvi)(L) of the Otonomo Disclosure Schedules designated by the Company in one or more written notices to Otonomo at least sixty (60) days prior to the Anticipated Closing Date.

(M) “Otonomo Allocation Percentage” shall mean the quotient determined by dividing (i) the Otonomo Valuation by (ii) the Aggregate Valuation.

(N) “Otonomo Cash” shall mean with respect to Otonomo and the Otonomo Subsidiaries on a consolidated basis, the sum of (A) the fair market value (expressed in Dollars) of all cash in Otonomo’s and the Otonomo Subsidiaries’ bank, lock box and other accounts (including restricted cash), plus (B) the fair market value (expressed in Dollars) of any actual or pending electronic transfers, deposits or investments to such accounts, minus (C) pending electronic transfer and other withdrawals from such accounts plus (D) the fair market value of marketable securities owned by Otonomo and the Otonomo Subsidiaries as determined in accordance with GAAP, plus (E) the fair market value of any money market instruments, treasury bills, short-term government bonds or commercial paper held by Otonomo and the Otonomo Subsidiaries plus (F) any other items considered by GAAP to constitute cash and cash equivalents for purposes of preparing a balance sheet in accordance with GAAP (in each case (A) through (F), including, if applicable, any interest accrued thereon).

(O) “Otonomo Merger Shares” shall mean the product determined by multiplying (1) the Post-Closing Company Shares by (2) the Otonomo Allocation Percentage.

(P) “Otonomo Net Cash” shall mean, without duplication, (1) the Otonomo Cash, as of the Cash Determination Time, plus (2) the aggregate amount of Indebtedness owed by the Company or a Company Subsidiary to Otonomo or an Otonomo Subsidiary under the Bridge Loans (including any interest accrued thereon), if any, as of the Determination Time, minus (3) the sum of, without duplication, (A) any Transaction Expenses of Otonomo and the Otonomo Subsidiaries, (B) any Indebtedness of Otonomo and the Otonomo Subsidiaries, (C) any Taxes of Otonomo or its Subsidiaries related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date, including any “applicable employment taxes” (as defined in Section 2302(d)(1) of the U.S.

Coronavirus Aid, Relief and Economic Security Act) elected to be deferred pursuant to Section 2302 thereof, for any employer portion payroll or employment Taxes incurred in connection with any compensatory payments in connection with any COC Payments of Otonomo or any Otonomo Subsidiaries, and for any Taxes that are owed by Otonomo or any Otonomo Subsidiaries as a result of any Extraordinary Matter to the extent such Taxes are reasonably expected to be payable as of the Determination Time, in each case, with respect to any of the items referenced in the foregoing clauses (A), (B) and (C), that were unpaid as of the Determination Time or paid by Otonomo or any Otonomo Subsidiary after the Cash Determination Time, minus (4) the Cash Burn Excess Amount. Each component of Otonomo Net Cash shall be determined in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of Otonomo’s most recent audited financial statements. For purposes of the foregoing clause (C) and clause (2)(C) of the definition of “Company Net Cash”, in the case of any Tax period that includes (but does not end on) the Closing Date (the “Straddle Period”), the portion of Taxes for the Pre-Closing Tax Period shall (i) in the case of any property Taxes and other Taxes imposed on a periodic basis other than Taxes based upon or related to income, gains or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income, gains or receipts be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date, except that exemptions, allowances and deductions that are calculated on a periodic basis, shall be allocated on a daily basis. “Pre-Closing Tax Period” means (x) any Tax period that ends on or prior to the Closing Date and (y) the portion of any Tax period which includes (but does not end on) the Closing Date up to and including the Closing Date.

(Q) “Otonomo Share Number” shall mean the total number of shares of Otonomo Shares that are issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, any Otonomo Shares issued upon the exercise of Otonomo In-the-Money Options pursuant to Section 2.1(d)(ii), but excluding the Excluded Shares and any shares to be cancelled pursuant to Section 2.1(c)) expressed on a fully-diluted and as-converted to Otonomo Shares basis and assuming, without limitation or duplication, the issuance of all Otonomo Shares that would be issued assuming the acceleration and exercise and conversion of all outstanding Otonomo Warrants, Otonomo RSU Awards, Ungranted Awards, earn-out or other contingent equity issuance obligations or other convertible or derivative securities of Otonomo outstanding immediately prior to the Effective Time;

(R) “Otonomo Valuation” shall mean an amount equal to Otonomo Net Cash.

(S) “Post-Closing Company Shares” shall mean the quotient determined by dividing (1) the Company Share Number by (2) the Company Allocation Percentage.

(T) “Targeted Cash Burn” shall mean an amount equal to (1) $85,000.00 multiplied by (2) the number of days that have elapsed from and including April 1, 2023 to and including the date on which the Determination Time occurs; and

(U) “Transaction Expenses” shall mean, with respect to a Person, without duplication, and calculated as if the Merger were consummated as of the Determination Time, the sum of (1) (x) the cash cost of any change-of-control payments, transaction bonuses, severance payments (voluntary or otherwise and including, for the avoidance of doubt, notice period payments) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention or similar payments (whether “single trigger” or “double trigger”) that become due and payable by such Person, in each case, pursuant to Contracts entered into at or prior to the Effective Time as a result of or in connection with the Merger or any Extraordinary Matter, including the Employees Retention Bonuses (and including, for the avoidance of doubt, any earnout payments payable by Otonomo pursuant to that certain Agreement relating to the sale and purchase of the share capital of the Floow, dated February 26, 2022, by and between Otonomo and the Vendors set forth therein, to the extent not accounted for in the definition of Otonomo Share Number, but excluding, for the avoidance of doubt, any severance payments (voluntary or otherwise and including, for the avoidance of doubt, notice period payments) triggered as a result of any termination by the Company or any of its Affiliates of an Otonomo Service Provider that is not an Executive Team Member, at or following the Closing) and (y) in the case of Otonomo any severance payments (voluntary or otherwise and including, for the avoidance of doubt, notice period payments) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan) or similar payments that would be payable by Otonomo or any Otonomo Subsidiary to any Executive Team Member upon the termination of such Executive Team Member’s employment, in each case, pursuant to Contracts entered into at or prior to the Effective Time (“COC Payments”), (2) any actual or contemplated fees and expenses associated with any equity or debt financing, refinancing, recapitalization, change in control, merger or business combination transaction, sale of assets, licensing or similar financing or transaction matter undertaken or pursued by such Person prior to the Effective Time (collectively, “Extraordinary Matters”), (3) (I) with respect to Otonomo and the Otonomo Subsidiaries, all premiums, underwriting costs, brokerage commissions, costs, expenses, and other amounts in respect of the Otonomo D&O Tail Policy and (II) and with respect to the Company and the Company Subsidiaries, all premiums, underwriting costs, brokerage commissions, costs, expenses, and other amounts in respect of any D&O tail policy obtained by the Company (if any), (4) all costs, fees and expenses incurred by or on behalf of or otherwise required to be paid by such Person at or prior to the Effective Time in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements or any agreements, documents, certificates, opinions or other items contemplated hereby or thereby or by any Extraordinary Matter and the consummation of the Merger or the other transactions contemplated hereby or thereby or by any Extraordinary Matter, including legal fees, accounting fees, brokerage fees and commissions, finders’ fees or financial advisory fees payable by such Person at or prior to the Effective Time in connection with the foregoing, (5) any Tax (including any withholding or value added Tax unless the Company and Otonomo mutually agree after good faith discussions that such value added Tax is recoverable for Tax purposes) paid or required to be paid with respect to (1) through (4). For the avoidance of doubt, if a Transaction Expense has not accrued at or prior to the Determination Time, the amount included for purposes of the calculation of the Exchange Ratio shall be a good faith estimate agreed by the parties, each acting in good faith.

For the avoidance of doubt and for illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Annex C.

(xxxvii) “Export Control Laws” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

(xxxviii) “Governmental Authority” shall mean any (a) federal, state, provincial, municipal, local or foreign or multinational government, governmental authority, regulatory or administrative agency, legislature, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal; (b) any department, agency, or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled in whole or in part, by any government; (c) political party; (d) royal family or (e) any public international organization (e.g., the World Bank or Red Cross).

(xxxix) “Governmental Grant” means any grant, incentive, subsidy, award, loan, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege between Otonomo on the one hand and, the Israeli Investment Center, the Israeli Tax Authority, the Ministry of Economy, the State of

Israel, and any bi-, multi-national, regional or similar program, framework or foundation (including, for example, BIRD), the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority on the other hand.

(xl) “Governmental Official” is any (a) officer, agent, or employee of a Governmental Authority, (b) person acting in an official capacity for or on behalf of a Governmental Authority, (c) candidate for government or political office, or (d) member of a royal family.

(xli) “Governmental Order” shall mean any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

(xlii) “Hazardous Material” shall mean any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar meaning) under applicable Environmental Laws in effect as of the Agreement Date, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

(xliii) “Highbridge Loan Agreement” shall mean that certain Loan and Security Agreement, dated as of December 16, 2021, by and among Alter Domus (US) LLC, as administrative agent and collateral agent for the lenders (the “Junior Agent”), the lenders from time to time party thereto (collectively, the “Junior Lenders”) and the Company, as borrower, as amended by the Waiver and First Amendment to Loan and Security Agreement, dated as of July 12, 2022, and as further amended, restated, amended and restated, supplemented or otherwise modified, directly or indirectly, from time to time through the Closing Date as permitted by Section 5.2(c).

(xliv) “IIA” means the Israeli Innovation Authority previously known as the Office of Chief Scientist of the Israeli Ministry of Economy.

(xlv) “Indebtedness” shall mean with respect to any Person as of any time, without duplication, (i) all indebtedness, accrued and unpaid interest and other obligations for borrowed money of such Person or in respect of indebtedness issued by such Person in substitution or exchange for borrowed money; (ii) indebtedness, accrued and unpaid interest and other obligations evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, in each case, as of such time of such Person; (iii) all obligations of such Person for the deferred purchase price of property or other services (other than trade payables that have been outstanding for ninety (90) days or less or compensation or benefits incurred in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any line of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against; (v) all interest rate, currency and commodity swaps, caps, collars and similar agreements and hedging devices under which payments are obligated to be made by such Person; (vi) all unpaid premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person (including any such amounts arising as a result of the discharge of such amount owed); (vii) the aggregate amount of any and all amounts required to be repaid by such Person to any Governmental Authority under a Governmental Grant, and (viii) all obligations of the type referred to in clauses (i) – (vii) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations and shall, for the avoidance of doubt, include any earn-out or other contingent payment obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any (1) amounts for Taxes or (2) item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

(xlvi) “Intellectual Property” shall mean all intellectual property and other proprietary rights created, arising, or protected under applicable Law throughout the world (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), including all: (i) patents, patent applications and inventions and all improvements thereto (whether or not patentable or reduced to practice), (ii) trademarks, service marks, trade names, trade dress, corporate names, logos, and other indicia of origin (together with the goodwill associated therewith); (iii) copyrights and all works of authorship (whether or not copyrightable); (iv) internet domain names, internet websites, and URLs; (v) registrations and applications for any of the foregoing; (vi) trade secrets, know-how, processes, methods, techniques, inventions, formulae, technologies, algorithms, layouts, designs, protocols, specifications, technical data compilations and technical databases, and proprietary rights in confidential information; (vii) rights in Software; and (viii) moral rights and rights of publicity.

(xlvii) “Intellectual Property Agreements” shall mean all Contracts, including licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases and permissions, in each case, relating to any Intellectual Property and to which any Person is a party, beneficiary or otherwise bound.

(xlviii) “Investment Screening Laws” means any applicable U.S. or foreign Laws intended to screen, prohibit or regulate foreign investments on public interest or national security grounds, including the NSIA 2021.

(xlix) “ISA” shall mean the Israel Securities Authority.

(l) “ISA No Action Letter” shall mean an exemption and no-action letter from the ISA from the requirements of the Israeli Securities Law concerning the publication of an Israeli Prospectus in respect of the offering of the Merger Consideration to be issued to shareholders of Otonomo or applicable holders of Otonomo’s securities to whom the Israeli Securities Law applies, including, the assumption and issuance of the Adjusted RSU Awards and the Assumed Company Warrants.

(li) “Israeli Prospectus” shall mean a prospectus under Israeli Securities Law with respect to the offer of the Merger Consideration in Israel in connection with the transactions contemplated hereby and with respect to, including the assumption and issuance of the Adjusted RSU Awards and the Assumed Company Warrants to be issued to the holders of Otonomo RSU Awards and Otonomo Shares and Otonomo Warrants in Israel.

(lii) “Israeli Securities Law” shall mean the Israeli Securities Law, 1968.

(liii) “ITA” shall mean the Israel Tax Authority.

(liv) “IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

(lv) “IT Contracts” means all arrangements under which:

(A) any third party provides any element of, or services relating to, IT Assets, including leasing, hire-purchase, software licenses, support, maintenance, services, development and design agreements; and

(B) a party hereto or any of its respective Subsidiaries provides any third party with any element of, or services relating to, IT Assets, including leasing, hire-purchase, software licenses, support, maintenance services, development and design agreements.

(lvi) “Law” means any United States, Israel or England and Wales federal, state, municipal or local, foreign or multinational statute, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

(lvii) “Liability” means any and all debts, damages, liabilities of any nature, guarantees, obligations, penalties, fines, or other losses, costs or expenses, in each case whether accrued or fixed, absolute or contingent or matured or unmatured, including those arising under any Law and those arising under any Contract.

(lviii) “Lien” shall mean any mortgage, charge, claim, registration, defect in title, contingent right, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

(lix) “Material Loan Agreements” shall mean (a) the Highbridge Loan Agreement, the Structural Loan Agreement and the Loan Documents (as defined under each of the Highbridge Loan Agreement and the Structural Loan Agreement, as applicable, and including, for the avoidance of doubt, any applicable intercreditor agreement in respect of such agreements) and (b) the definitive documentation governing any other Indebtedness, if any, incurred after the Agreement Date as permitted under Section 5.2(b)(vii).

(lx) “Non-Negotiated Vendor Contracts” shall mean a Contract that meets all of the following conditions: (i) such Contract grants to a party hereto or any of its Subsidiaries a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted basis (including any third-party platform) and does not include any other material licenses to Intellectual Property, (ii) the Software is not incorporated into any Otonomo Product or Company Product, (iii) such Contract does not require the applicable party hereto or any of its Subsidiaries to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $50,000 or ongoing subscription or service fees of no more than $50,000 per year, and (iv) such Contract is not an Open Source License.

(lxi) “NSIA 2021” shall mean the National Security and Investment Act 2021 (United Kingdom).

(lxii) “Omnibus Incentive Plan” shall mean an equity incentive plan in form and substance customary for a public company at the Company’s stage of development, on terms to be determined by the Company in consultation with a reputable compensation consultant and Otonomo.

(lxiii) “Open Source Software” shall mean any Software that is subject to or licensed, provided or distributed under (i) any license meeting the definition of an open source license (as promulgated by the Open Source Initiative as of the Agreement Date) or the Free Software Definition (as promulgated by the Free Software Foundation as of the Agreement Date) or any similar license for “free,” “publicly available” or “open source” software (an “Open Source License”), including all versions of the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, the Mozilla Public License (MPL), the MIT License or any other license that includes similar terms, or (ii) any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

(lxiv) “Ordinance” shall mean the Israeli Income Tax Ordinance [New Version] 5721 – 1961 and the rules and regulations promulgated thereunder, as amended.

(lxv) “Otonomo Benefit Plan” shall mean any Benefit Plan maintained, sponsored or contributed to by Otonomo or any Subsidiary thereof or under which Otonomo or any Subsidiary thereof has any obligation or liability, whether actual or contingent, direct or indirect, including, for the avoidance of doubt, any Benefit Plan maintained or sponsored by a professional employer organization, or other similar vendor or provider, to provide compensation or benefits to or for the benefit of any of its current or former Otonomo Employee or Otonomo Service Providers, or the spouses, beneficiaries or other dependents thereof.

(lxvi) “Otonomo Data” means all data and information, including Personal Information, Processed by or for Otonomo or any of its Subsidiaries.

(lxvii) “Otonomo Employee” shall mean any current or former employee or UK-based “worker” of Otonomo or any Otonomo Subsidiary (including part-time, temporary or home, employees and workers);

(lxviii) “Otonomo Equity Plans” shall mean the Otonomo Technologies Ltd. 2016 Share Award Plan and the Otonomo Technologies Ltd. 2021 Share Incentive Plan.

(lxix) “Otonomo ERISA Affiliate” means, any Person under common control with Otonomo or any Otonomo Subsidiary, as applicable, or that, together with Otonomo or any Otonomo Subsidiary, as applicable, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

(lxx) “Otonomo Intervening Event” shall mean any material event, development or change in circumstances that materially affects the business, assets or operations of Otonomo and its Subsidiaries (taken as a whole) that was not known by or reasonably foreseeable to the Otonomo Board and the material consequences of which were not reasonably foreseeable, as of the Agreement Date but become known to the Otonomo Board prior to the receipt of the Otonomo Shareholder Approval; provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Otonomo Intervening Event: (i) the receipt, existence or terms of an Otonomo Acquisition Proposal or any matter relating thereto or consequence thereof; (ii) any change in the price, or change in trading volume, of the Otonomo Shares or the Otonomo Warrants, or any change in Otonomo’s or the Company’s credit rating (provided, however, that the exception to this clause (ii) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Otonomo Intervening Event has occurred); (iii) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception to this clause (iii) shall not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether an Otonomo Intervening Event has occurred); (iv) the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, the Company or any of its affiliates; (v) any Action arising from allegations of breach of fiduciary duty or violation of Law relating to the negotiation of this Agreement or any Otonomo Acquisition Proposal or the approval of this Agreement or the transactions contemplated hereby by the Otonomo Board (vi) any change in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices); (vii) any change in GAAP applicable to Otonomo, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof; or (viii) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19 or any COVID-19 Measure).

(lxxi) “Otonomo IP” or “Otonomo Intellectual Property” shall mean any Intellectual Property that is owned or purported to be owned by Otonomo or the Otonomo Subsidiaries.

(lxxii) “Otonomo IT Assets” means all IT Assets that are owned or used by or for Otonomo of any Otonomo Subsidiary in the conduct of its business.

(lxxiii) “Otonomo IT Contracts” means all IT Contracts to which Otonomo or any Otonomo Subsidiary is a party.

(lxxiv) “Otonomo Material Adverse Effect” means a Material Adverse Effect on Otonomo and the Otonomo Subsidiaries, taken as a whole.

(lxxv) “Otonomo Organizational Documents” means the Amended and Restated Articles of Association of Otonomo.

(lxxvi) “Otonomo Products” means all Software, services, or other products from which Otonomo or any Otonomo Subsidiary has derived within the three (3) years preceding the Agreement Date, are currently deriving or are scheduled to derive, revenue from the sale, license, maintenance or other provision thereof.

(lxxvii) “Otonomo Service Provider” means any current or former Otonomo Employee, director, individual independent contractor, consultant or other individual service provider of Otonomo or its Subsidiaries.

(lxxviii) “Otonomo Subsidiary” shall mean a Subsidiary of Otonomo.

(lxxix) “Otonomo Warrant Agreement” shall mean the amended and restated warrant agreement, dated as of August 13, 2021, by and between Otonomo, Software Acquisition Group Inc. II, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company.

(lxxx) “Permitted Lien” shall mean (i) statutory or common law Liens of mechanics, materialmen, warehousemen, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same, and in each case only to the extent adequate reserves have been established in accordance with GAAP; (ii) statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements; (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iv) Liens for Taxes not yet delinquent as of the Closing Date or which are being contested in good faith through appropriate Actions and for which adequate reserves have been established in accordance with GAAP; (v) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a physical inspection of such real property or (C) do not materially interfere with the present uses of such real property; (vi) with respect to any Person, Liens or encumbrances not created by such Person or its Subsidiaries or Affiliates that affect the underlying fee interest of any real property leased by such Person or its Subsidiaries, including master leases or ground leases; (vii) Liens that (A) were not incurred in connection with indebtedness for borrowed money or indebtedness evidenced by notes, bonds, debentures or other debt security and (B) are not material to the Company and the Company Subsidiaries, taken as a whole, (viii) Liens that (A) were not incurred in connection with indebtedness for borrowed money or indebtedness evidenced by notes, bonds, debentures or other debt security and (B) are not material to Otonomo and the Otonomo Subsidiaries, taken as a whole (ix) non-exclusive licenses and sublicenses of Intellectual Property granted by the Company or any Company Subsidiary, or Otonomo or any Otonomo Subsidiary (as applicable), in the ordinary course of business, (x) Liens of the Company and the Company Subsidiaries existing as of the Agreement Date and scheduled on Schedule 8.16(a)(lxxx) of the Company Disclosure Schedules, (xi) Liens of Otonomo and the Otonomo Subsidiaries existing as of the Agreement Date and scheduled on Schedule 8.16(a)(lxxx) of the Otonomo Disclosure Schedules and (xii) with respect to Otonomo or any Otonomo Subsidiary, Liens which will be released at or prior to the Closing.

(lxxxi) “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or Governmental Authority.

(lxxxii) “Personal Information” shall mean data or information defined as “personal information,” “personal data,” or any similar term in applicable Privacy Laws.

(lxxxiii) “Preferred Stock” shall mean shares of preferred stock, par value $0.001 per share, of the Company.

(lxxxiv) “Privacy Laws” shall mean all applicable Laws applicable to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border), or other treatment of Personal Information, including, as applicable, relating to breach notification in connection with Personal Information, the Israeli Protection of Privacy Law, 5741-1981 (and regulations promulgated thereunder, including the Israeli Protection of Privacy Regulations (Data Security), 2017), the U.K. General Data Protection Regulation, as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (the “U.K. GDPR”), the General Data Protection Regulation 2016/679 (the “GDPR”) and any national law supplementing the GDPR, and the California Consumer Privacy Act.

(lxxxv) “Process” means, with respect to any data or information, or set of data or information, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use.

(lxxxvi) “Representatives” shall mean the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents to each of the Company and Otonomo.

(lxxxvii) “Requisite Company Stockholders” shall mean the holders of a majority of the Company’s outstanding shares.

(lxxxviii) “Sanctioned Country” shall mean at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, Syria, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

(lxxxix) “Sanctioned Person” shall mean any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom (irrespective of its status vis-à-vis the European Union); (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

(xc) “Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State; (b) the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom.

(xci) “Securities Laws” shall mean the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

(xcii) “Share Issuance” shall mean the issuance of shares of Common Stock in connection with the Merger as contemplated by this Agreement.

(xciii) “Software” shall mean any and all (a) computer programs, including any and all firmware, microcode, libraries, routines, subroutines or software implementation of algorithms, models and methodologies, whether in source code, object code, script form, human readable form or other form; (b) application programing interfaces, user interfaces, operating systems, applications, report formats, firmware and development tools; (c) technical data files, technical databases, protocols, specifications; and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

(xciv) “Stock Split” shall mean a stock split or a reverse stock split undertaken by the Company in connection with the listing of the Company’s securities.

(xcv) “Structural Loan Agreement” shall mean that certain Second Amended and Restated Loan and Security Agreement, dated as of July 12, 2022, by and among Structural Capital Investments III, LP, Series Structural DCO II series of Structural Capital DCO, LLC, and CEOF Holdings LP, as lenders (collectively, the “Senior Lenders”), Ocean II PLO LLC, as administrative and collateral agent for the lenders (the “Senior Agent”) and the Company, as borrower, and as further amended, restated, amended and restated, supplemented or otherwise modified, directly or indirectly, from time to time through the Closing Date as permitted by Section 5.2(c).

(xcvi) “Tax Return” shall mean any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

(xcvii) “Tax Track” shall mean the capital gain route under section 102 or Section 3(i) of the Ordinance, as applicable.

(xcviii) “Taxes” shall mean any U.S. federal, state, provincial, territorial, local, and non-U.S. taxes of any kind, including without limitation, net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax), withholding, ad valorem, transfer, franchise, license, excise property, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, assessments, environmental, governmental charges, customs duties, levies and other similar charges, and sales or use tax, or other tax or like assessment or charge, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether disputed or not.

(xcix) “Transaction Agreements” shall mean this Agreement, the Confidentiality Agreement and the Otonomo Voting Agreements.

(c) “Treasury Regulations” shall mean the U.S. Treasury regulations promulgated under the Code.

(ci) For purposes of this Agreement, the phrase “Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts, development, circumstance or condition (each, an “Effect”) which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or operations of the Company and the Company Subsidiaries or of Otonomo and the Otonomo Subsidiaries (as applicable), in each case taken as a whole; or (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by the Company, Merger Sub or Otonomo, as applicable, of the Merger or the other transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there exists or has been, a Material Adverse Effect: (A) any changes in Israel, the United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (B) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which the Company or Otonomo or their respective Subsidiaries, as applicable, operate, (C) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world, (D) any changes after the Agreement Date in GAAP or the interpretation thereof, (E) any changes after the Agreement Date in applicable Law or the interpretation thereof, (F) any failure by the Company or Otonomo, as the case may be, to meet any internal or published projections, estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company or Otonomo, as the case may be, to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Material Adverse Effect” may be taken into account), (G) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the Agreement Date, (H) the execution and delivery of this Agreement, the identity of the Company or Otonomo, or any of their respective Subsidiaries, the pendency or consummation of this Agreement, the Merger and the other transactions contemplated hereby (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the transactions contemplated hereby, including any litigation arising out of or relating to this Agreement or any of the transactions contemplated hereby, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of the Company or Otonomo, or any of their respective Subsidiaries, the pendency or consummation of this Agreement, the Merger and the other transactions contemplated hereby, or the public announcement of this Agreement and the transactions contemplated hereby, as applicable (provided, that this clause (H) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger and any other transaction contemplated hereby or to address the consequences of litigation), (I) any changes in Otonomo’s share price or the trading volume of the Otonomo Shares or any change in the ratings or ratings outlook for the Company or Otonomo, as the case may be (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Material Adverse Effect” may be taken into account), (J) any suspension of trading in or delisting of Otonomo Shares or Otonomo Warrants by Nasdaq in and of itself and (K) any Effects Known to any party thereto as of the Agreement Date; provided, however, that with respect to the exceptions set forth in clauses (A), (B), (C), (D), (E) and (G), if such Effect has had a disproportionate adverse effect on the Company and the Company Subsidiaries, or on Otonomo and the Otonomo Subsidiaries (as applicable), in each case taken as a whole, relative to other companies operating in the industry in which the Company and the Company Subsidiaries, or Otonomo and the Otonomo Subsidiaries (as applicable), operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred.

(cii) For purposes of this Agreement, a “Subsidiary” of any Person means another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which is owned directly or indirectly by such first Person) or (ii) of which such first Person or any other Subsidiary of such first Person is a general partner (excluding partnerships, the general partnership interests of which held by such first Person and any Subsidiary of such first Person do not have a majority of the voting interests in such partnership).

(ciii) For purposes of this Agreement, the phrases “to the Knowledge of Otonomo,” “to Otonomo’s Knowledge,” “Known to Otonomo,” and similar formulations shall mean the actual knowledge, after reasonable investigation, of the people set forth in Schedule 8.16(a)(ciii) of the Otonomo Disclosure Schedules.

(civ) For purposes of this Agreement, the phrases “to the Knowledge of the Company”, “to the Company’s Knowledge,” “Known to the Company”, and similar formulations shall mean the actual knowledge, after reasonable investigation, of the people set forth in Schedule 8.16(a)(civ) of the Company Disclosure Schedules.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the Company, Merger Sub and Otonomo have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

URGENT.LY INC.

By:	/s/ Timothy C. Huffmyer
Name: Timothy C. Huffmyer
Title: Chief Financial Officer

U.O ODYSSEY MERGER SUB LTD.

By:	/s/ Timothy C. Huffmyer
Name: Timothy C. Huffmyer
Title: Sole Director

OTONOMO TECHNOLOGIES LTD.

By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer and Director

[Signature Page to Merger Agreement]

Annex A

Otonomo Voting Agreements

[Intentionally Omitted]

Annex B

Intended U.S. Tax Treatment Cooperation

[Intentionally Omitted]

Annex C

Sample Exchange Ratio Calculation

[Intentionally Omitted]

Exhibit A

Form of Company Stockholder Consent

[Intentionally Omitted]

Exhibit B

Form of Otonomo Voting Agreement

[Intentionally Omitted]

Exhibit C

Form of A&R Charter

[Intentionally Omitted]

Exhibit D

Form of A&R Bylaws

[Intentionally Omitted]

Exhibit E

Form of Surviving Company Articles

[Intentionally Omitted]

ANNEX B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

URGENT.LY INC.

a Delaware corporation

Urgent.ly Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on May 16, 2013.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) by the Board of Directors of the Company (the “Board of Directors”) and has been duly approved by the written consent of the stockholders of the Company in accordance with Section 228 of the DGCL.

C. The text of the Amended and Restated Certificate of Incorporation of the Company is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Company is Urgent.ly Inc.

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

Section 1. The Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 1,100,000,000 shares, of which 1,000,000,000 shares are Common Stock, $0.001 par value per share, and 100,000,000 shares are Preferred Stock, $0.001 par value per share.

Section 2. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 3. The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to any limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4. Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 5. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1. Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2. From and after the effectiveness of the filing of this Amended and Restated Certificate of Incorporation (the “Effective Time”), the directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the Effective Time, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Effective Time, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Effective Time, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1. From and after the Effective Time, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2. Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed by the stockholders of the Company except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1. From the date of filing of this Amended and Restated Certificate of Incorporation, and subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2. Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2. Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3. The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4. Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

The Company reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, but in addition to the vote of any holders of any class or series of the stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII, or this ARTICLE XI of this Amended and Restated Certificate of Incorporation.

IN WITNESS WHEREOF, Urgent.ly Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by the Chief Executive Officer of the Company on this              day of             2023.

By:
Matthew Booth
Chief Executive Officer

ANNEX C

AMENDED AND RESTATED BYLAWS OF

URGENT.LY INC.

(initially adopted on February [●], 2023, effective as of [●], 2023)

ARTICLE VI—STOCK		C-19

6.1	Stock Certificates; Partly Paid Shares	C-19
6.2	Special Designation on Certificates	C-19
6.3	Lost Certificates	C-20
6.4	Dividends	C-20
6.5	Transfer of Stock	C-20
6.6	Stock Transfer Agreements	C-20
6.7	Registered Stockholders	C-20

ARTICLE VII—MANNER OF GIVING NOTICE AND WAIVER		C-20

7.1	Notice of Stockholders’ Meetings	C-20
7.2	Notice to Stockholders Sharing an Address	C-20
7.3	Notice to Person with whom Communication is Unlawful	C-21
7.4	Waiver of Notice	C-21

ARTICLE VIII—INDEMNIFICATION		C-21

8.1	Indemnification of Directors and Officers in Third Party Proceedings	C-21
8.2	Indemnification of Directors and Officers in Actions by or in the Right of the COMPANY	C-22
8.3	Successful Defense	C-22
8.4	Indemnification of Others	C-22
8.5	Advanced Payment of Expenses	C-22
8.6	Limitation on Indemnification	C-23
8.7	Determination; Claim	C-23
8.8	Non-Exclusivity of Rights	C-24
8.9	Insurance	C-24
8.10	Survival	C-24
8.11	Effect of Repeal or Modification	C-24
8.12	Certain Definitions	C-24

ARTICLE IX—GENERAL MATTERS		C-25

9.1	Execution of Corporate Contracts and Instruments	C-25
9.2	Fiscal Year	C-25
9.3	Seal	C-25
9.4	Construction; Definitions	C-25
9.5	Forum Selection	C-25

ARTICLE X—AMENDMENTS		C-26

BYLAWS OF URGENT.LY INC.

ARTICLE I—CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of Urgent.ly Inc. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time.

1.2 OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II—MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

2.3 SPECIAL MEETING

(a) A special meeting of the stockholders, other than as required by statute, may be called at any time by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the Whole Board; (3) as may be provided in the certificate of designations for any class or series of preferred stock; or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary of the Company (the “Secretary”) and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day and no later than 5:00 p.m., Eastern time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders as first specified in the Company’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent). However, if no annual meeting of stockholders was held in the preceding year, or if the date of the annual meeting for the current year has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., Eastern time, on the later of the 90th day prior to the day of the annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company. In no event will the adjournment, rescheduling, postponement or other delay of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the annual meeting. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to any nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Company no later than 5:00 p.m., Eastern time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, Section 14 or Section 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”) or by such other means as is reasonably designed to inform the public or stockholders of the Company in general of such information, including, without limitation, posting on the Company’s investor relations website.

(iii) A stockholder’s notice to the Secretary must set forth:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

(A) such person’s name, age, business address, residence address and principal occupation or employment;

(B) the class and number of shares of the Company that are held of record or are beneficially owned by such person and any (i) Derivative Instruments (as defined below) held or beneficially owned by such person, including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person with respect to the Company’s securities;

(C) all information relating to such person that is required to be disclosed in connection with solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to Section 14 of the 1934 Act;

(D) such person’s written consent (x) to being named as a nominee of such stockholder, (y) to being named in the Company’s form of proxy pursuant to Rule 14a-19 under the 1934 Act and (z) to serving as a director of the Company if elected;

(E) any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”); and

(F) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such person were a director or executive officer of such registrant;

(2) as to any other business that the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting;

(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);

(C) the reasons for conducting such business at the annual meeting;

(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

(E) all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other persons (including their names) in connection with the proposal of such business by such stockholder; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner, and of their respective affiliates or associates or others acting in concert with them;

(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C) any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business;

(D) any (i) agreement, arrangement or understanding (including, without limitation and regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”) including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities;

(E) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them has a right to vote any shares of any security of the Company;

(F) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them that are separated or separable from the underlying security;

(G) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(H) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(I) any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(J) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement);

(K) any material pending or threatened legal proceeding in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a party or material participant involving the Company or any of its officers, directors or affiliates;

(L) any material relationship between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, on the one hand, and the Company or any of its officers, directors or affiliates, on the other hand;

(M) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the annual meeting to bring such nomination or other business before the annual meeting;

(N) a representation and undertaking as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee (which representation and undertaking must include a statement as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends to solicit the requisite percentage of the voting power of the Company’s stock under Rule 14a-19 of the 1934 Act); or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(O) any other information relating to such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business, that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(P) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof; and (2) to provide any additional information that the Company may reasonably request. Any such update and supplement or additional information (including, if requested pursuant to Section 2.4(a)(iii)(3)(P)) must be received by the Secretary at the principal executive offices of the Company (A) in the case of a request for additional information, promptly following a request therefor, which response must be received by the Secretary not later than such reasonable time as is specified in any such request from the Company; or (B) in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the annual meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the annual meeting or any adjournment, rescheduling, postponement or other delay thereof (in the case of any update or supplement required to be made as of 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof). No later than five business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof, a stockholder nominating individuals for election as a director will provide the Company with reasonable evidence that such stockholder has met the requirements of Rule 14a-19. The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the annual meeting. If the stockholder fails to comply with the requirements of Rule 14a-19 (including because the stockholder fails to provide the Company with all information or notices required by Rule 14a-19), then the director nominees proposed by such stockholder shall be ineligible for election at the annual meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that such proxies may have been received by the Company and counted for the purposes of determining quorum. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these bylaws shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 2.4 solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the Company’s certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b) (with such procedures that the Company deems to be applicable to such special meeting). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., Eastern time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling, postponement or other delay of a special meeting or any announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii), with references therein to “annual meeting” deemed to mean “special meeting” for the purposes of this final sentence of this Section 2.4(b).

(c) Other Requirements and Procedures.

(i) To be eligible to be a nominee of any stockholder for election as a director of the Company, the proposed nominee must provide to the Secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1) a signed and completed written questionnaire (in the form provided by the Secretary at the written request of the nominating stockholder, which form will be provided by the Secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment,

assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines, and other policies and guidelines applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary will provide to such proposed nominee all such policies and guidelines then in effect); and

(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination pertaining to such nominee.

(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company, or to be seated as a director of the Company, unless nominated and elected in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that other proposed business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi) Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given in accordance with Section 232 of the DGCL, and such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7 ADJOURNED MEETING; NOTICE

Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date that has voting power upon the matter in question.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series.

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided in the Company’s certificate of incorporation and subject to the rights of holders of preferred stock of the Company, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

2.11 RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12 PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13 LIST OF STOCKHOLDERS ENTITLED TO VOTE

The Company shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company.

2.14 INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III—DIRECTORS

3.1 POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of preferred stock of the Company, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, or the Secretary or by a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile;

(d) sent by electronic mail; or

(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records. If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8 QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided herein or therein and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV—COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3 MEETINGS AND ACTION OF COMMITTEES

Unless otherwise specified by the Board of Directors, meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (place of meetings and meetings by telephone);

(b) Section 3.6 (regular meetings);

(c) Section 3.7 (special meetings and notice);

(d) Section 3.8 (quorum; voting);

(e) Section 3.9 (action without a meeting); and

(f) Section 7.4 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors or a committee or subcommittee may also adopt other rules for the government of any committee or subcommittee.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V—OFFICERS

5.1 OFFICERS

The officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors may appoint, or empower any officer to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as determined from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of determination.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of the Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

Each officer of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

ARTICLE VI—STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 151, 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, subject to Section 6.3 of these bylaws, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The Company:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII—MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII—INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting entity, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as such person would have with respect to such constituent entity if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX—GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, or employee or employees, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, agent or employee, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3 SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5 FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. This provision shall be enforceable by any party to a complaint covered by the provisions of this Section 9.5. For the avoidance of doubt, nothing contained in this Section 9.5 shall apply to any claim brought to enforce a duty or liability created by the 1934 Act or any successor thereto.

ARTICLE X—AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII, Section 9.5 of Article IX or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

ANNEX D

VOTING AGREEMENT

This VOTING AGREEMENT (“Agreement”) is dated as of [●], 2023, by and among Urgent.ly Inc., a Delaware corporation (the “Company”), Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel and registered under No. 515352813 with the Israeli Registrar of Companies (“Otonomo”), and [●] (the “Shareholder”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner (as defined in Rule 13d-3 and 13d-5(b)(1) of the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of the number of ordinary shares, no par value per share, in Otonomo set forth opposite the Shareholder’s name in Schedule I hereto (such Otonomo Shares together with any other Otonomo Shares over which the Shareholder acquires beneficial ownership (including pursuant to Section 3.1(b)) during the period from the date hereof through the termination of this Agreement, are collectively referred to herein as the “Subject Shares”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Otonomo, the Company and [Merger Sub], a company incorporated under the laws of the State of Israel and registered under No. [●], and a direct, wholly owned subsidiary of the Company (“Merger Sub”), are entering into an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, at the Effective Time, Merger Sub will, subject to the terms and conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “Companies Law”), merge with and into Otonomo with Otonomo surviving such merger (“Merger”), so that immediately following the Merger, Otonomo will be a wholly owned subsidiary of the Company;

WHEREAS, an affirmative vote of the majority of the votes cast at any Annual General Meeting or Special Meeting of the shareholders of Otonomo will be required to approve the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement as a condition to the Merger being consummated; and

WHEREAS, as an inducement to the Company’s and Otonomo’s willingness to enter into the Merger Agreement, the Shareholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1 Agreement to Vote the Subject Shares During the Voting Period. The Shareholder hereby agrees that, during the period from the date hereof through the termination of this Agreement pursuant to Section 7.1 (the “Voting Period”), at any duly called Annual General Meeting or Special Meeting of the shareholders of Otonomo (or any adjournment, reconvening or postponement thereof), and in any action by written consent of the shareholders of Otonomo in lieu of such a meeting, it shall, and shall cause any other holder of record of the Subject Shares to, if such a meeting is held, attend at such meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy (including by voting deed), all its Subject Shares:

(a) in favor of a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

(b) in favor of any other matters that would reasonably be expected to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone such Annual General Meeting or Special Meeting of the shareholders of Otonomo to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that the foregoing shall not require the Shareholder to vote in favor of any modification or amendment to the terms of the Merger Agreement, or any other agreement or arrangement, in each case, to which the Shareholder has not previously consented, that would have the effect of amending or modifying the Merger Agreement to be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof (excluding, in all cases, any amendments affecting shareholders of Otonomo who are directors, officers or employees of Otonomo in their capacities as such);

(c) against any Otonomo Acquisition Proposal; and

(d) against any amendments to the Otonomo Organizational Documents (other than as may be provided for in the Merger Agreement or as may be required to effect the Merger and the other transactions contemplated by the Merger Agreement) or other proposal or transaction involving Otonomo or any Otonomo Subsidiary, in each case, that would reasonably be expected to (i) impede, interfere with, delay, postpone or adversely affect in any manner the Merger or the other transactions contemplated by the Merger Agreement, (ii) change, in any manner, the voting rights of any class of share capital of Otonomo, (iii) result in any condition to the consummation of the Merger set forth in Article VI of the Merger Agreement not being fulfilled or (iv) result in a breach of any covenant, representation or warranty or other obligation or agreement of Otonomo under the Merger Agreement or the Shareholder under this Agreement in any material respect. The Shareholder shall not commit or agree to take any action inconsistent with the foregoing that would be effective prior to the expiry of the Voting Period.

For the avoidance of doubt, except as explicitly set forth in this Section 2.1, nothing in this Agreement shall limit the right of the Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the shareholders of Otonomo. Nothing in this Agreement shall obligate the Shareholder to exercise any option, restricted stock unit, warrant or any other right to acquire any Otonomo Shares.

Section 2.2 Grant of Irrevocable Proxy.

(a) In furtherance of Section 2.1 of this Agreement, subject to Section 2.2(b) hereof and the proviso set forth below, the Shareholder hereby irrevocably grants to and appoints the Company and any of the Company’s designated representatives (the “Authorized Parties”), and each of them individually, as the Shareholder’s proxy (with full power of substitution and resubstitution) in accordance with the Companies Law, for and in the name, place and stead of the Shareholder, to attend all Annual General Meetings or Special Meetings of the shareholders of Otonomo and to vote the Subject Shares at any Annual General Meeting or Special Meeting of the shareholders of Otonomo (or any adjournment, recess, reconvening or postponement thereof) or in any action by written consent of the shareholders of Otonomo in lieu of such a meeting, in each case, during the Voting Period, and solely on the matters and in the manner specified in Section 2.1 hereof (the “Proxy”). For the avoidance of doubt, the Proxy shall be effective for all actions by written consent of the shareholders of Otonomo during the Voting Period with respect to the matters set forth in Section 2.1.

(b) It is hereby agreed that the Authorized Parties will use the Proxy granted by the Shareholder in accordance with applicable Law in all material respects and will only vote the Subject Shares subject to such Proxy with respect to the matters and in the manner specified in Section 2.1. Subject to the foregoing sentence, the vote of an Authorized Party shall control in any conflict between the vote by an Authorized Party of such Subject Shares and any other vote by the Shareholder of its Subject Shares during the Voting Period.

(c) The Shareholder hereby affirms that the Proxy granted pursuant to this Section 2.2 is given in connection with, and in consideration of, the execution of the Merger Agreement by the Company, and that the Proxy will secure the performance of the Shareholder’s duties under this Agreement.

(d) The Shareholder hereby affirms that the Proxy granted pursuant to this Section 2.2 by the Shareholder shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, including pursuant to Section 14(b) of the Israeli Agency Law, 5725-1965 (the “Israeli Agency Law”) and except as set forth in Section 2.2(e) below, may under no circumstances be revoked and that the Proxy is executed and intended to be irrevocable. The Shareholder shall revoke any and all prior proxies granted by the Shareholder to the extent inconsistent with the Proxy. Notwithstanding Section 14(a) of the Israeli Agency Law, the Proxy is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder.

(e) Notwithstanding anything to the contrary herein, the Proxy granted hereunder shall automatically terminate, and any underlying appointment shall automatically be revoked and rescinded and of no force and effect, upon the termination of this Agreement in accordance with its terms.

(f) The Shareholder hereby further agrees that it will not intentionally take any action or fail to take any action with the primary purpose of causing Otonomo to fail to recognize the Proxy at any Annual General Meeting or Special Meeting of the shareholders of Otonomo.

COVENANTS

Section 3.1 Subject Shares.

(a) The Shareholder agrees that during the Voting Period it shall not, without the prior written consent of the Company and Otonomo, (i) directly or indirectly (A) offer for sale, sell (including short sales), transfer, tender, exchange, pledge, encumber, hypothecate, loan, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, forward sale, hedging or similar transaction by which any economic risks or rewards or ownership of, or voting rights with respect to Subject Shares are Transferred or affected, or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to any or all of the Subject Shares or (B) consent to or approve, or publicly announce its intention to do, any of the foregoing in this clause (i) or (ii) grant any proxies or powers of attorney with respect to, or deposit into a voting trust or enter into a voting arrangement, whether by proxy, voting agreement or otherwise with respect to, or related to any or all of the Subject Shares or agree, commit or enter into any understanding to enter into any such voting trust, voting arrangement, proxy or voting agreement, or commit any act that would restrict the Shareholder’s legal power, authority and right to vote all of the Subject Shares or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement; provided, that the Shareholder may Transfer any of its Subject Shares or any interest contained therein to any of its controlled Affiliates; provided, however, that (x) the effectiveness of any such Transfer shall be conditioned on the transferee agreeing in writing (in form and substance reasonably acceptable to the Company and Otonomo) to be bound by the provisions of this Agreement and (y) any such Transfer shall not relieve the Shareholder from any liability or obligations hereunder. Any Transfer in violation of this Section 3.1(a) with respect to the Shareholder’s Subject Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Shareholder.

(b) If any involuntary Transfer of the Subject Shares occurs (including a sale by the Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Subject Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the expiry of the Voting Period.

(c) In the event of an issue of bonus shares, share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, or other receipt of Otonomo Shares, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares initially subject to this Agreement as well as all such additional Otonomo Shares acquired or received by the Shareholder in connection with any issue of bonus shares, share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, similar transaction or other receipt of Otonomo Shares referred to above and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction or otherwise acquired or received.

(d) The Shareholder agrees, during the Voting Period, to notify the Company and Otonomo of the number of any new Otonomo Shares or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Article II acquired or otherwise obtained by the Shareholder, if any, from and after the date hereof.

Section 3.2 Non-Solicitation. During the Voting Period, the Shareholder shall, and shall cause its Representatives to, comply with the covenants set forth in Section 5.6(a) of the Merger Agreement (subject to any exceptions therein) applicable to Otonomo as if such covenants were applicable to the Shareholder, mutatis mutandis. For the avoidance of doubt, in no event shall the Shareholder be directly liable for the termination fees provided for under Section 7.2(b) of the Merger Agreement, or any other amounts payable pursuant to the Merger Agreement.

Section 3.3 Shareholder’s Capacity. All agreements and understandings made herein shall be made solely in the Shareholder’s capacity as a holder of the Subject Shares and not in any other capacity. Nothing contained in this Agreement shall prevent, limit or affect the Shareholder or any Person affiliated with the Shareholder, as applicable, from exercising his or her fiduciary duties as a director or officer of Otonomo or any of its Subsidiaries pursuant to applicable Law or otherwise from taking any action in his or her capacity as a director or officer of Otonomo or any of its Subsidiaries, and the restrictions set forth in this Agreement shall only apply to the Shareholder in his, her or its capacity as a shareholder of Otonomo.

Section 3.4 Waiver of Appraisal and Dissenters Rights. The Shareholder (a) hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any and all rights to require appraisal of the Subject Shares pursuant to Israeli Law or otherwise to dissent from the transactions contemplated by the Merger Agreement and (b) agrees not to commence, join in, facilitate, assist or encourage and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub, Otonomo or any of their respective successors or directors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim alleging breach of fiduciary duty of any Person in connection with this Agreement, the Merger Agreement or any other Transaction Agreement or the consummation of the transactions contemplated hereby or thereby and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

Section 3.5 Further Assurances. The Shareholder shall, from time to time, at the written request of the Company and Otonomo, perform or cause to be performed such further acts and to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as are reasonably necessary or appropriate to vest in the Company and Otonomo the power to carry out and give effect to the provisions of this Agreement.

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Otonomo and the Company as follows:

Section 4.1 Due Organization and Authorization. If the Shareholder is a corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, (i) it is duly organized, validly existing, and to the extent applicable, in good standing under the laws of the jurisdiction of its organization, (ii) the Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Shareholder have been duly authorized by all necessary action on the part of the Shareholder. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Company and Otonomo, constitutes a valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 4.2 Ownership of Shares. Schedule I hereto sets forth opposite the Shareholder’s name the number of Otonomo Shares over which the Shareholder has legal and beneficial ownership as of the date hereof. Except as set forth on Schedule 4.2 hereto, as of the date hereof, the Shareholder is the lawful owner of the Otonomo Shares denoted as being legally and beneficially owned by the Shareholder and has the sole power to vote or cause to be voted such Otonomo Shares. As of the date hereof, the Shareholder does not own or hold any right to acquire any additional shares of any class of share capital of Otonomo or other securities of Otonomo or any interest therein or any voting rights with respect to any securities of Otonomo other than the Subject Shares. The Shareholder has good and valid title to the Otonomo Shares denoted as being legally and beneficially owned by the Shareholder on Schedule I, free and clear of any and all Liens of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) those imposed under applicable securities Law or (iii) Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement.

Section 4.3 No Conflicts; Consents(a)

(i) The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of the obligations under this Agreement and the compliance by it with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to the Shareholder, (ii) if the Shareholder is a corporation, contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of the Shareholder, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Subject Shares pursuant to any Contract to which the Shareholder is a party or by which the Shareholder is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by the Shareholder in connection with the execution and delivery of this Agreement or the consummation by the Shareholder of the transactions contemplated hereby, except for compliance with applicable requirements of the Companies Law, the Exchange Act or any other securities Laws and the rules and regulations promulgated thereunder.

Section 4.4 Absence of Litigation. As of the date hereof, there is no Action pending against, or, to the knowledge of the Shareholder, threatened against the Shareholder that would reasonably be expected to materially impair the Shareholders’ ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.5 Absence of Other Voting Agreement. Except for this Agreement, the Shareholder has not: (i) entered into any voting agreement, voting trust or similar agreement with respect to any Subject Shares or other equity securities of Otonomo owned by the Shareholder, or (ii) granted any proxy, consent or power of attorney with respect to any Subject Shares (other than as contemplated by this Agreement).

Section 4.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.

Section 4.7 Reliance. The Shareholder has been represented by or had opportunity to be represented by, independent counsel, and that it or its authorized officers have carefully read and fully understand this Agreement and the Merger Agreement. The Shareholder understands and acknowledges that the Company and Otonomo are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

Section 4.8 Sophistication. The Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of the Company and Otonomo to make an informed decision regarding this Agreement and the other transactions contemplated by the Merger Agreement and has independently and based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement, without reliance upon the Company or Otonomo or any of their Affiliates.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Shareholder as follows:

Section 5.1 Due Organization and Authorization. The Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Shareholder and Otonomo, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 5.2 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of the obligations under this Agreement and the compliance by the Company with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to the Company, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of the Company, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under any Contract to which the Company is a party or by which the Company is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby.

REPRESENTATIONS AND WARRANTIES OF OTONOMO

Otonomo hereby represents and warrants to the Shareholder as follows:

Section 6.1 Due Organization and Authorization. Otonomo is duly organized, validly existing, and in good standing under the laws of the State of Israel. Otonomo has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Otonomo have been duly authorized by all necessary action on the part of Otonomo. This Agreement has been duly executed and delivered by Otonomo and, assuming the due authorization, execution and delivery by the Shareholder and the Company, constitutes a valid and binding obligation of Otonomo, enforceable against Otonomo in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 6.2 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by Otonomo does not, and the performance by Otonomo of the obligations under this Agreement and the compliance by Otonomo with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to Otonomo, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of Otonomo, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under any Contract to which Otonomo is a party or by which Otonomo is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Otonomo to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to Otonomo in connection with the execution and delivery of this Agreement or the consummation by Otonomo of the transactions contemplated hereby, except for (i) filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the consummation of the transactions contemplated hereby, and (ii) compliance with applicable requirements of the Companies Law.

TERMINATION

Section 7.1 Termination. This Agreement shall automatically terminate, and none of the Company, Otonomo or the Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) a written agreement between the Company, Otonomo and the Shareholder to terminate this Agreement; (b) the Effective Time; (c) the date of any modification or amendment to the terms of the Merger Agreement that is effected without the Shareholder’s prior written consent that would cause the Merger Agreement, as amended, to be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof (excluding, in all cases, any amendments affecting shareholders of Otonomo who are directors, officers or employees of Otonomo in their capacities as such); and (d) the termination of the Merger Agreement in accordance with its terms. The termination of this Agreement shall not prevent a party hereto from seeking any remedies (at law or in equity) against the other party hereto or relieve such party from liability for such party’s intentional and material breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

MISCELLANEOUS

Section 8.1 Publication. The Shareholder hereby permits the Company and Otonomo to publish and disclose publicly the Shareholder’s identity and ownership of Otonomo Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement in any announcement or disclosure required by the SEC or other Governmental Authority, the Proxy Statement, the Registration Statement, any filing required under Section 13 or 16 of the Exchange Act or any other disclosure document in connection with the Merger or any of the other transactions contemplated by the Merger Agreement, in each case as determined by the Company or Otonomo (in their respective sole discretion) to be required to be disclosed. The Shareholder agrees to promptly give to the Company and Otonomo any information as they may reasonably require for the preparation of any such disclosure documents. The Shareholder hereby agrees to promptly notify the Company and Otonomo of any required corrections with respect to any written information supplied by the Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have come false or misleading in any material respect.

Section 8.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Otonomo any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholder, and the Company and Otonomo shall have no authority to direct the Shareholder in the voting or disposition of any of the Subject Shares except as otherwise provided herein.

Section 8.3 Fees and Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into and performance under this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement.

Section 8.4 Amendments, Waivers, etc. No provision of this Agreement may be amended, changed, supplemented or otherwise modified, except upon the execution and delivery of a written agreement executed by the Company, Otonomo and the Shareholder. No provision of this Agreement may be waived, except upon the execution and delivery of a written agreement executed by the parties hereto. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. For the avoidance of doubt, each of the Company and Otonomo, acting singly, shall have the right to enforce any of the Shareholder’s obligations hereunder, without any requirement to receive consent from, or cooperate with, the other in connection with such enforcement.

Section 8.5 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided that, electronic mail received after 6:00 p.m. Eastern Time shall be deemed received on the day following the date of transmission, and provided further that there is no return error message or other notification of non-delivery received by the sender), or sent by a U.S. nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to it at:

Urgent.ly Inc.

8609 Westwood Center Drive, Suite 810

Vienna VA 22182

Attention:     Tim Huffmyer

Email: thuffmyer@geturgently.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

Attention:     Bob O’Connor

Rich Mullen

Mark Baudler

Lianna Whittleton

Email:	roconnor@wsgr.com

rich.mullen@wsgr.com

mbaudler@wsgr.com

lwhittleton@wsgr.com

and to:

[Name]

[Address]

Attention:         [ ⚫ ]

Email: [ ⚫ ]

If to Otonomo, to it at:

Otonomo Technologies Ltd.

16 Abba Eban Blvd.

Herzliya 4672534, Israel

Attention:     Ben Volkow

Bonnie Moav

Email:	ben@otonomo.io

bonnie@otonomo.io

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attention:     John Greer

Ryan Lynch

Email:	john.greer@lw.com

ryan.lynch@lw.com

Latham & Watkins LLP

99 Bishopsgate

London EC2M 3XF

Attention:     Joshua Kiernan

Email: joshua.kiernan@lw.com

and to:

Gross Law Firm

1 Azrieli Center, Round Tower

Tel Aviv 6701101 Israel

Attention:     Amir Raz

Email:           amir.raz@ghk-law.com

and if to the Shareholder, to it at the address set forth in Schedule I, or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties hereto or the legal substance of the transactions contemplated hereby. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8 Entire Agreement; No Third-Party Beneficiaries; Assignment.

(a) This Agreement, together with the Merger Agreement (a) constitutes the entire agreement between the Company, Otonomo and the Shareholder, with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company, Otonomo and the Shareholder with respect to the subject matter hereof and (b) is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

(b) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.9 Confidentiality. Except to the extent required by applicable Law or regulation, the Shareholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Shareholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Shareholder nor any of its Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Otonomo, except (a) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Otonomo to the extent practicable or (b) for any amendments to the Schedule 13D of the Shareholder required by virtue of this Agreement.

Section 8.10 Interpretation. When a reference is made in this Agreement to an Article, a Section or Schedule, such reference shall be to an Article of, a Section of or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context of this Agreement otherwise requires, the words “neither,” “nor,” “any,” “either” and “or” are not exclusive. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty.

Section 8.11 Governing Law. This Agreement and the Relevant Matters shall be governed by, and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof, except that the Israeli Law Matters shall be governed by the Laws of the State of Israel.

Section 8.12 Specific Performance; Submission to Jurisdiction.

(a) The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement (including failure to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case in accordance with Section 8.12(b), this being in addition to any other remedy to which they are entitled at law or in equity. The parties’ rights in this Section 8.12 are an integral part of the transactions contemplated hereby and each party hereby waives any objections to any remedy referred to in this Section 8.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). In the event any party seeks any remedy referred to in this Section 8.12, such party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(b) Each of the parties hereto irrevocably and unconditionally (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof, in connection with any Relevant Matter, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Relevant Matter in any court other than the Court of Chancery in the State of Delaware, or if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court; provided, that with respect to any Israeli Law Matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.12 in the manner provided for notices in Section 8.5. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.

Section 8.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Company, Otonomo and the Shareholder and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 8.15 No Agreement Until Executed. This Agreement shall not be effective unless and until the Merger Agreement is executed and delivered by all parties thereto.

Section 8.16 Non-Survival of Representations and Warranties. The respective representations and warranties of the Company, Otonomo and the Shareholder contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

Section 8.17 Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

URGENT.LY INC.
By:
Name:
Title:

OTONOMO TECHNOLOGIES LTD.
By:
Name:
Title:

[THE SHAREHOLDER]
By:
Name:
Title:

Schedule I

Shareholder	Address	Otonomo Shares

[●]	c/o [●]

Annex E

[employee full name ]

Re: Retention Award Agreement (this “Agreement”)

Dear [●],

As you know, Otonomo Technologies Ltd. (“Otonomo”) is negotiating an agreement to enter into an Agreement and Plan of Merger by and among Otonomo and Urgent.ly Inc., (“Urgent.ly” and/or “Company”) pursuant to which Otonomo will become a wholly owned subsidiary of the Company (the “Proposed Merger Agreement”).

As we consider your continued employment and individual contribution as important to the organization, subject to your acceptance of this Agreement, we would like to offer you the following retention award:

1. Definitions. For purposes of this Agreement, the following terms have the meaning as set forth below:

1.1 “Cause” means (i) any material breach by you of any of your non-disclosure undertaking towards Otonomo and/or the Company or an affiliate thereof or any other breach by you of proprietary, non-competition and assignment of your inventions undertaking towards Otonomo or an affiliate thereof; (ii) repeated material breach by you of any material duties under your employment agreement, which has not cured by you within fourteen (14) days after receipt of notice thereof from Otonomo or an affiliate thereof, (iii)your conviction of, or plea of “guilty” or “no contest” to, a felony or any crime involving moral turpitude; (iv) your willful misconduct or intentional conduct causing material injury to the Otonomo and/or Company or an affiliate thereof, monetarily or otherwise; or your breach of fiduciary duty towards the Otonomo or an affiliate thereof. To remove any doubt, (A) not meeting business objectives, targets or milestones and (B) dissatisfaction of your performance shall not be deemed, in and of itself, a failure to perform material duties and will not be a qualified reason for a Cause termination.

1.2 “Good Reason” means the occurrence without your consent of: (i) a material reduction in your compensation terms, taken as a whole, which is not applied on a broad basis to all of Otonomo senior management; (ii) a material reduction in the scope of your authorities and responsibilities under your employment agreement (a “Material Reduction”) (except in those cases where a change is at your request), in each of (i) and (ii), provided that you voluntarily terminated your employment with Otonomo or an affiliate thereof no later than 60 days after the occurrence of such material reduction and after providing or an affiliate thereof with a prior notice of resignation for Good Reason during which or an affiliate thereof shall be entitled to retract its decision; or (iii) a permanent change in the geographic location (including any relocation outside the State of Israel, whether or not permanent) at which you are required to perform the duties under your employment agreement which increases your current one-way commute by more than sixty (60) kilometers).

2. Subject to the terms of this Agreement, and only provided the Proposed Merger Agreement has been signed (“Signing of The Merger Agreement”), you may be eligible to receive up to a total gross amount of $[●] as consisting of $[XXX] retention bonus [and $[YYY] closing bonus] (“Retention Bonus” and “Closing Bonus” respectively and together “Retention Payment”), to be paid in one installment on the earlier of (i) the full Retention Payment on the Closing Date of the transaction (as such term will be defined under the Proposed

Merger Agreement); or (ii) half of the Retention Bonus on December 31, 2023 (even if the Closing (as defined under the Proposed Merger Agreement) did not happen). (“Payment Date”)

3. The Retention Payment (in full or partial) may be earned and payable subject to your continuous active employment with Otonomo or any affiliate thereof (not including notice and severance period) through the applicable Payment Date and your continued compliance with this Agreement. Provided however, that if Otonomo and/or the Company terminates your employment not for Cause following the Signing of The Merger Agreement and after May 1, 2023 (with Closing, as of the date of this letter, estimated to be by August 30, 2023) you will be paid on effective date of termination the higher of (i) a pro-rated portion of the Retention Bonus; or (ii) half of the Retention Bonus. You will not be eligible for a Retention Payment, or any portion thereof, that has not been paid to you in the event that, prior to the applicable Payment Date, you provide notice of your resignation, other than for Good Reason, or your employment is terminated by the Otonomo for Cause.

4. The Retention Payment shall be payable to you, subject to the terms hereof, no later than 30 days following the applicable Payment Date and shall be subject to deductions and withholdings as required by law.

5. This Agreement does not modify the terms and conditions of your employment agreement with Otonomo. The Retention Payments shall not constitute part of your salary for any purpose, including for calculation of social benefits in any way or form. Elimination of any Retention Payment or any change in its terms of payment or your eligibility thereto will not constitute a material worsening of your terms of employment pursuant to the provisions of the Israeli Severance Law, 1963.

6. If, prior to a Payment Date, you transition to part-time employment on a temporary or permanent basis, then, unless such transition is made at the request of Otonomo and/or the Company or its respective affiliate, the applicable Retention Bonus shall be pro-rated to account for any part-time employment during the 12 months immediately preceding the applicable Payment Date.

7. Nothing in this Agreement shall guarantee continued or any fixed term of employment with Otonomo and/or the Company or any of their affiliates.

8. The terms and conditions described in this Agreement are confidential information of the Otonomo. You agree to hold this Agreement in strict confidence and not discuss this Agreement or any of its provisions with, or otherwise disclose any of them to, any third party.

9. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that your obligations are personal and shall not be assigned by you.

10. This Agreement may not be amended or modified except in writing by the parties hereto. This Agreement supersedes all prior agreements, written or oral, relating to the subject matter of this Agreement. This Agreement may be executed in counterparts. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

BY SIGNING BELOW YOU ACKNOWLEDGE THAT YOU HAVE CAREFULLY READ THIS AGREEMENT, UNDERSTAND AND AGREE TO ALL OF THE PROVISIONS HEREOF.

Otonomo Technologies LTD.

By:

Name:

Title:

Agreed and accepted:

By:

Name:

Annex F

Confidential Board of Directors Otonomo Technologies Ltd. 16 Abba Eban Boulevard Herzliya Pituach 467256 Israel	February 9, 2023

Ladies and Gentlemen:

Otonomo Technologies Ltd. (the “Company”) has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor to the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of the Company’s ordinary shares of the Exchange Ratio (as defined herein) (the “Business Combination”) (without giving effect to any impact of the Business Combination on any particular shareholder other than in its capacity as a shareholder).

Description of the Business Combination

It is Duff & Phelps’ understanding that the Business Combination relates to the Company’s potential business combination (the “Business Combination”) with Urgent.ly Inc. (the “Acquiror”), which will be accomplished through a merger of U.O Odyssey Merger Sub Ltd. (“Merger Sub”), a newly formed company incorporated under the laws of the State of Israel and a direct wholly-owned subsidiary of the Acquiror, with and into the Company, with the Company continuing as the surviving entity and becoming a direct wholly-owned subsidiary of the Acquiror, whereby the equity of the Company will be transferred to the Acquiror in exchange for the right to receive shares of the Acquiror’s common stock, on the terms and subject to the conditions set forth in a draft Agreement and Plan of Merger among the Company, Acquiror and Merger Sub (the “Agreement”) (capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to them in the Agreement). Pursuant to Section 2.1(a)(i) of the Agreement, each Otonomo Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and Otonomo Shares to be canceled pursuant to Section 2.1(c) of the Agreement) shall convert into and represent the right to receive a number of shares of common stock of the Acquiror equal to the Exchange Ratio, which is determined by reference to the allocation of the Company’s value as compared to the aggregate combined value of the Company and the Acquiror, where (a) the Company’s value is equal to its net cash (which is generally comprised of (i) the Company’s cash as of March 31, 2023, plus (ii) the aggregate amount of Indebtedness owed by the Acquiror to the Company under the Bridge Loans as of the Determination Time, minus (iii) any Transaction Expenses or Indebtedness of the Company and/or its subsidiaries minus (iv) certain Taxes of the Company minus (v) the Company’s cash burn in excess of $2.55 million per month during the period between April 1, 2023 and the Determination Time), and (b) the Acquiror’s value is equal to $271 million, plus the Acquiror’s net cash (which is generally comprised of (i) the Acquiror’s cash, minus (ii) any Transaction Expenses or Indebtedness of the Company or its subsidiaries minus (iii) certain Taxes of the Acquiror) (the “Exchange Ratio”).

F-1

Otonomo Technologies Ltd.

February 9, 2023

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2020 through December 31, 2021 and the Company’s unaudited interim financial statements for the nine months ended September 30, 2022, which the Company’s management identified as being the most current financial statements available;

b.

The Acquiror’s audited financial statements for the years ended December 31, 2017 through December 31, 2021 and the Acquiror’s unaudited interim financial statements for the eleven months ended November 30, 2022, which the Acquiror’s management identified as being the most current financial statements available;

c.	Financial projections for the Company for the years ending December 31, 2022 through December 31, 2027 provided to us by management of the Company (the “Company Projections”);

d.

Financial projections for the Acquiror for the years ending December 31, 2022 through December 31, 2027 provided to us by management of the Acquiror and used at the direction of management of the Company (the “Acquiror Projections”);

e.	The presentation titled “Otonomo Powering the Mobility Economy” dated November 2022;

f.	The presentation titled “Urgently Mobility Assistance Services Platform Project Odyssey – Opportunity Summary” dated January 2023;

g.

Other internal documents relating to the history, current operations, and probable future outlook of the Company and the Acquiror, including the Company Projections and the Acquiror Projections, provided to us by management of the Company;

h.

A letter dated February 6, 2023 from the management of the Company which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company and the Acquiror;

i.

The forms of amendments to: (x) that certain Loan and Security Agreement, dated as of December 16, 2021, by and among Alter Domus (US) LLC, as administrative agent and collateral agent for the lenders, the lenders from time to time party thereto and the Acquiror, as borrower, as amended by the Waiver and First Amendment to Loan and Security Agreement, dated as of July 12, 2022 (the “Highbridge Loan Amendment”) and (y) that certain Second Amended and Restated Loan and Security Agreement, dated as of July 12, 2022, by and among Structural Capital Investments III, LP, Series Structural DCO II series of Structural Capital DCO, LLC, and CEOF Holdings LP, as lenders, Ocean II PLO LLC, as administrative and collateral agent for the lenders and the Acquiror, as borrower (the “Structural Loan Amendment”); and

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February 9, 2023

j.	Documents related to the Business Combination, including;

i.	The letter of intent dated November 27, 2022 from the Acquiror (the “LOI”); and

ii.	The Agreement and Plan of Merger by and among the Acquiror, Merger Sub and the Company dated February 9, 2023 (the “Merger Agreement” and together with the LOI, the “Transaction Documents”);

2.	Discussed the information referred to above and the background and other elements of the Business Combination with the management of the Company and management of the Acquiror;

3.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

4.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Business Combination, Duff & Phelps, with the Company’s consent:

1.	Assumed that the Exchange Ratio would result in the Company shareholders receiving, in the aggregate, 35.2% of the equity in the Acquiror from the Business Combination, per Company management;

2.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management and Acquiror management and did not independently verify such information;

3.

Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;

4.

Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

5.	Assumed that information supplied and representations made by Company management and Acquiror management are substantially accurate regarding the Company, the Acquiror and the Business Combination;

6.	Assumed that the representations and warranties made in the Transaction Documents are substantially accurate;

7.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.

Assumed that the Highbridge Loan Amendment and the Structural Loan Amendment will be completed as contemplated by the draft documents reviewed by Duff & Phelps and as described by management of Acquiror and the Company;

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February 9, 2023

9.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or the Acquiror since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

10.

Assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in accordance with the Transaction Documents without any amendments thereto or any waivers of any terms or conditions thereof; and

11.

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect on the Company, the Acquiror, or the contemplated benefits expected to be derived in the Business Combination.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s or the Acquiror’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of the Company, or any alternatives to the Business Combination, (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Transaction Documents and the Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Business Combination. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s or the Acquiror’s common stock (or anything else) after the announcement or the consummation of the Business Combination. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or the Acquiror’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Business Combination, or with respect to the fairness of any such compensation.

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Otonomo Technologies Ltd.

February 9, 2023

This Opinion is furnished for the use and benefit of the Board of Directors in connection with its consideration of the Business Combination. Duff & Phelps has consented to the inclusion of the Opinion in its entirety and the description hereof in the proxy statement/prospectus and any other filing the Company is required to make with the Securities and Exchange Commission in connection with the Business Combination (as defined in Duff & Phelps’ written opinion) if such inclusion is required by the applicable law. This Opinion (i) does not address the fairness of any aspect of the Business Combination other than the Exchange Ratio, (ii) does not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (iii) does not address any transaction related to the Business Combination; (iv) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction, and (v) does not indicate that the Exchange Ratio is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Business Combination is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated January 20, 2023 (the “Engagement Letter”). This letter is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Business Combination is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps stating to the Board of Directors that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Exchange Ratio is fair from a financial point of view to the holders of the Company’s ordinary shares (without giving effect to any impact of the Business Combination on any particular shareholder other than in its capacity as a shareholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps

Duff & Phelps Opinions Practice

Kroll, LLC

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